Form 20-F
period 2012-12-31
BioCancell Ltd.
filed 2013-04-23
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-179140

BIOCANCELL LTD.
(Exact name of Registrant as specified in its charter)

BioCancell Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem, Israel
(Address of principal executive offices)

Jonathan Burgin, 972-2- 548-6555, Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, nominal value NIS 0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 92,276,092 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financing Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

Introduction and Our Re-Organization

BioCancell Therapeutics Inc. ("BTI") was incorporated in the United States as a private company under the laws of the State of Delaware on July 26, 2004, and commenced operations on October 1, 2004. On October 18, 2004, BTI formed BioCancell Therapeutics Israel Ltd. ("BTIL") as its Israeli wholly-owned subsidiary.

In 2006, BTI filed a prospectus for an initial public offering on the Tel Aviv Stock Exchange Ltd. (“TASE”) and beginning August 17, 2006, its securities were publicly traded on the TASE. On June 23, 2009, BTI’s Registration Statement on Form S-1 was deemed effective by the United States Securities and Exchange Commission ("SEC") and as of that date it became a reporting company to the SEC.

On September 22, 2011, BioCancell Ltd. was formed in the State of Israel for the purpose of a reincorporation merger (the "Merger") which merged BTI with and into a wholly-owned subsidiary of BioCancell Ltd.  The Merger was completed on August 13, 2012 and BTI survived as a wholly-owned subsidiary of BioCancell Ltd. until it was formally dissolved in the State of Delaware on December 28, 2012.

Under the terms of the Merger, BioCancell Ltd.'s shares were issued to the former stockholders of BTI, against the transfer of their holdings in BTI to BioCancell Ltd., BioCancell Ltd. became a public company, as defined in the Israeli Companies Law (the “Companies Law”), and began reporting in accordance with the provisions of Chapter VI of the Israeli Securities Law.

 Under the terms of the Merger, all securities of BTI were exchanged for the same number and type of securities of BioCancell Ltd., as follows: (a) Series 3 and Series 4 warrants were exchanged for Series 1 and Series 2 warrants of BioCancell Ltd.; (b) options under the employee option plans from 2004 and 2007 exercisable for shares of BTI, were exchanged for the said warrants exercisable for shares of BioCancell Ltd. under the 2011 BioCancell Ltd. Compensation Plan; and (c) warrants that were allotted to private investors in 2008 and 2010 were exchanged for warrants exercisable for BioCancell Ltd.'s shares. The convertible loans that BTI received in July 2008 were converted or repaid prior to the closing of the Merger, and the shares of BTI resulting from the conversion of certain convertible loans were replaced by BioCancell Ltd.'s shares.

On August 14, 2012, trading commenced in BioCancell Ltd.’s shares and Series 1 and 2 warrants on the TASE.  The shares and Series 3 and 4 warrants of BTI were de-listed. The Merger did not include any change in the operations of BTI (or in its subsidiary) or in the shareholding percentage of the existing shareholders in BTI. When the Merger was completed, BioCancell Ltd. constituted a mirror image of BTI in all that related to BioCancell Ltd.'s operations and the holdings of its shareholders.

For purposes of this Annual Report on Form 20-K for BioCancell Ltd., “Company”, “BioCancell”, “we” or “our” refers to BioCancell Ltd. and its predecessor and consolidated subsidiary, respectively, BTI and BTIL, when the context requires. Moreover, references to the activities of BioCancell prior to the Merger implicitly pertain to the actions of BTI, the predecessor that has since been dissolved.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 20-F may contain forward-looking statements. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words. Forward-looking statements include information concerning possible or assumed future business success or financial results. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. Additionally, we are heavily dependent on the advancement of our own research efforts and our financial and operational progress is contingent, amongst other things, on the success of our clinical trials and continued research and development. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties, which are discussed in "Item 1A: Risk Factors” and in other sections of this Annual Report on Form 20-F and in our other filings with the SEC. These risks and uncertainties could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements that we make.

Although, there may be events in the future that we are not able to accurately predict or control, we do not undertake any obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. Accordingly, to the extent that this Annual Report on Form 20-F contains forward-looking statements regarding the financial condition, operating results, research and development, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements.

In addition, many of the figures that appear in this Annual Report on Form 20-F are in New Israeli Shekels ("NIS").

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A.         Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB). The selected consolidated statement of operations data for fiscal years 2012, 2011 and 2010, and the selected consolidated balance sheet data at December 31, 2012 and 2011, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this Form 20-F. The selected consolidated statement of operations data for fiscal years 2009 and 2008 and the selected consolidated balance sheet data at December 31, 2010, 2009 and 2008 have been derived from other consolidated financial statements not included herein. The consolidated financial data represents the activities of BioCancell Ltd. and its predecessor BTI, following the Merger as explained further in Item 4. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

Summary of Consolidated Financial Data

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:

Research and development expenses	15,718	14,083	8,079	10,180	11,034
Less: Chief Scientist and BIRD Foundation grants	(1,936)	(1,498)	(1,498)	(2,413)	(1,559)
Research and development expenses, net	13,782	12,585	6,581	7,767	9,475
General and administrative expenses	5,651	7,444	7,255	5,767	6,817
Operating loss	19,433	20,029	13,836	13,534	16,292
Finance expense (income), net	4,750	(2,548)	(8,506)	16,827	(9,833)
Net Loss	24,183	17,481	5,330	30,361	6,459

Basic and diluted net loss per share	0.48	0.66	0.26	1.96	0.48
Weighted-average common shares used in computing basic and diluted net loss per share	50,114,000	26,685,000	26,685,000	15,453,000	13,413,000

Consolidated Balance Sheet Data:
Total current assets	9,157	3,086	20,242	4,422	11,387
Total long-term assets	327	1,378	638	828	810
Total assets	9,484	4,464	20,880	5,250	12,197

Total current liabilities	4,889	16,129	3,997	2,579	3,137
Total long-term liabilities	1,304	1,958	14,432	22,913	5,836
Total shareholders' equity (deficit)	3,291	(13,623)	2,451	(20,242)	3,224
Total liabilities and shareholders' equity (deficit)	9,484	4,464	20,880	5,250	12,197

Exchange Rates

For the purpose of the consolidated financial statements, our results and financial position are expressed in NIS, which is our functional currency and the presentation currency for the consolidated financial statements. In preparing the financial statements of the entities, transactions in currencies other than NIS are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost are retranslated at the rates of exchange prevailing at the date of the transaction in respect of the non-monetary item.

On April 19, 2013, the exchange rate between the NIS and U.S. Dollar published by the Bank of Israel was NIS 3.629 to the U.S. Dollar. The high and low exchange rates between the NIS and the U.S. Dollar during the six months from October 2012 through March 2013, as well as the partial month of April 2013, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. Dollar =	1 U.S. Dollar =
April 2013 (until April 19, 2013)	3.633 NIS	3.618 NIS
March 2013	3.733 NIS	3.637 NIS
February 2013	3.733 NIS	3.663 NIS
January 2013	3.791 NIS	3.714 NIS
December 2012	3.835 NIS	3.726 NIS
November 2012	3.952 NIS	3.810 NIS
October 2012	3.895 NIS	3.792 NIS

The average exchange rate between the NIS and U.S. Dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2013 – March 31, 2013	3.695 NIS/$1
January 1, 2012 – December 31, 2012	3.859 NIS/$1
January 1, 2011 – December 31, 2011	3.596 NIS/$1
January 1, 2010 – December 31, 2010	3.742 NIS/$1
January 1, 2009 – December 31, 2009	3.942 NIS/$1
January 1, 2008 – December 31, 2008	3.585 NIS/$1

3.B.        Capitalization and Indebtedness

Not applicable.

3.C.        Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.        Risk Factors

Risks Related to Our Business and Industry, Our Financial Results and Our Need for Financing

The approach that we have adopted to discover and develop prospective therapeutic products is new and may never lead to marketable products.

We have concentrated our efforts on developing therapeutic product-candidates utilizing target genes, such as the H19 and IGF2 genes, which is a new field of drug research and development. To the best of our knowledge, no person has developed any therapeutic product utilizing these target genes that has been approved for marketing. The scientific discoveries that form the basis for our efforts to develop drugs utilizing the target genes are relatively new. The scientific evidence to support the feasibility of developing such drugs based on these discoveries is both preliminary and limited. Further, our focus solely on developing therapeutic products utilizing target genes as opposed to more proven technologies for the development of therapeutic products increases the risks associated with the ownership of our ordinary shares. If we are unsuccessful in developing drugs utilizing the target genes, we may be required to change the scope and direction of our product development activities. In that case, if we are not able to identify and successfully implement an alternative product development strategy, our business may fail.

We do not have a history of commercial sales and do not anticipate earning operating income over the coming years, and our failure to receive marketing approval for any of our prospective therapeutic products or our failure to otherwise achieve and sustain profitability would negatively impact our ability to continue our business operations.

We were formed on July 26, 2004, and continue to be a development-stage company that is in the early stage of drug development. As of the date of this Annual Report on Form 20-F, we have not received marketing approval for any of our prospective therapeutic products and as a result have not recorded any sales. We expect that we will operate at a loss over the coming years as we do not expect to generate any revenue from operations in the near term. We may or may not be able to develop or receive marketing approval for drugs from our research and development efforts. In addition, even if we obtain all necessary approvals to market any of our prospective therapeutic products, there is no certainty that there will be a sufficient demand to justify the production and marketing of any such product. The market for any drug based on target genes may be small or may not even develop, and the creation and growth of a market for any such drug depends on a number of factors including:

•	regulatory approval;

•	physicians accepting the benefits of the use of drugs utilizing the target genes;

•	perceived risks generally associated with the use of new medical products;

•	the availability of alternative treatments or procedures that are perceived to be or are more effective, safer, easier to use or less costly than drugs that utilize the target genes;

•	availability of adequate reimbursement by patients’ third party insurers for drugs that utilize the target genes; and

•	marketing efforts and publicity regarding any drug that we may develop utilizing the target genes.

If our prospective therapeutic products utilizing the target genes do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

Scientific or technological difficulties may impede our research and development activities.

Our research and development activities to develop drugs utilizing the target genes may be impeded due to scientific or technological difficulties or our lack of complete understanding of the target genes. There is no certainty that research and development of the target genes will give rise to a marketable drug or that we will succeed in developing a marketable drug in a timely manner or in accordance with our estimated budgets. Even if we are successful in developing such drugs, there is no certainty that the drugs, when developed, will be found to be sufficiently effective and safe for use to receive regulatory approval for marketing, which would adversely impact our potential revenues, results of operations and financial condition. Several other companies, in addition to us, are currently in stages of development of anti-cancer drugs. The creation of a market for such drugs may take several years and may require significant resources to create, and there is a risk that the market for these drugs may never come into existence or may be very limited in size. Our inability to create a market for drugs utilizing the target genes would adversely impact our potential revenues, results of operations and financial condition.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We will require substantial funds to discover, develop, protect and conduct research and development for our target genes-based prospective therapies, including pre-clinical testing and clinical trials of any of our prospective therapeutic products, and to manufacture and market any such product that may be approved for commercial sale. From our inception, we have raised a cumulative amount of NIS 109,749 thousand. However, they may prove to be insufficient for these activities. Our financing needs may change substantially because of the results of our research and development, competition, clinical trials and costs arising from additional regulatory approvals. We may not succeed in raising additional funds if needed. The timing of our need for additional funds will depend on a number of factors, which factors are difficult to predict or may be outside of our control, including:

•	progress in our research and development programs;

•
the resources, time and costs required to initiate and complete our research and development and to initiate and complete pre-clinical and clinical studies and to obtain regulatory approvals for our prospective therapeutic products;

•	the timing, receipt and amount of milestone, royalty and other payments from present and future collaborators, if any; and

•	costs necessary to protect our intellectual property.

If our estimates and predictions relating to any of these factors are incorrect, we may need to modify our operating plan. Additional funds may not be available to us when needed on acceptable terms, or at all. Debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some or all of our technologies or our prospective therapeutic products. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs, which would adversely impact our potential revenues, results of operations and financial condition.

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2012 (see Pages F-1 to F-47 below), contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to the value of our assets or the classification of our liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2012, aggregated NIS 112,754 thousand, and we expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidates for the market. We have not generated any revenues from operations since our inception and have incurred substantial losses.

We have limited sources for funding our research and development activities and a lack of adequate funding may cause a cessation of all or part of our research and development activities.

A significant portion of our research and development activities has been financed by the research grants that we have received from the Israeli government through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor and the bi-national BIRD Foundation. There is no certainty that we will be able to obtain additional sources of funding for our research and development activities should there be a termination of funding from the Office of the Chief Scientist. A lack of adequate funding may cause a cessation of all or part of our research and development activities and business operations. Under the terms of the exclusive license granted to us by Yissum Research Development Company of the Hebrew University of Jerusalem, (“Yissum"), Yissum has the right to terminate the license in the event that we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee. For more information, see Item 10.C. Material Contracts-Exclusive License Agreement with Yissum.

We will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

Based on our proposed use of proceeds, we will likely need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will be dilutive to existing shareholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Prospective Therapeutic Products

Any prospective therapeutic products that we may develop will be required to undergo a time-consuming, costly and burdensome pre-market approval process, and we may be unable to obtain regulatory approval for any of our prospective therapeutic products.

Any prospective therapeutic products that we may develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous pre-clinical testing and clinical trials and an extensive regulatory approval processes are required to be successfully completed in the United States and in many foreign jurisdictions such as the European Union and Japan before a new therapeutic product may be offered and sold in any of these countries or regions. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

 In the United States, the prospective therapeutic products that we intend to develop and market are regulated by the United States Food and Drug Administration, or FDA, under the FDA’s drug development and review process. The time required to obtain FDA and other approvals for our prospective therapeutic products is unpredictable. Before such prospective therapeutic products can be marketed, we must obtain clearance from the FDA first through submission of an investigational new drug application (IND), then through successful completion of human testing under three phases of clinical trials and finally through submission of a Biologics License Application (BLA). Even after successful completion of clinical testing, there is a risk that the FDA may request further information from us, disagree with our findings or otherwise undertake a lengthy review of our BLA submission. There can be no assurance that the FDA will approve of any BLA that we may submit. It is possible that none of the prospective therapeutic products that we may develop will obtain the appropriate regulatory approvals necessary for us to commence the offer and sale of such products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular prospective therapeutic product.

Because we intend to market any drug that we may develop in jurisdictions in addition to the United States, such as the European Union and Japan, we will likely incur the same costs or more in satisfying foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing and commercialization of our prospective therapeutic products. Approval by the FDA by itself does not assure approval by regulatory authorities outside the United States. Each of these foreign regulatory approval processes includes all of the risks associated with the FDA approval process, as well as risks attributable to having to satisfy local regulations within each of these foreign jurisdictions. Our inability to obtain regulatory approval outside the U.S. may adversely compromise our business prospects.

If the pre-clinical and clinical studies that are required to be conducted by us to gain regulatory approval are delayed or unsuccessful, we may not be able to market our prospective therapeutic products.

We may experience delays in any phase of the development of our prospective therapeutic products and their commercial launch, including during research and development and clinical trials. Implementing a clinical study is time-consuming and expensive, and the outcome of any clinical study is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•
the FDA, institutional review boards, the European Union Notified Bodies, the Israeli Ministry of Health, or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or results from patient participants are not received at the expected rate;

•	patients experience adverse events from our drug candidate;

•
patients die during a clinical study for a variety of reasons that may or may not be related to our prospective therapeutic products, including the advanced stage of their disease and other medical problems;

•
third party clinical investigators do not perform the clinical studies in accordance with the anticipated schedule or consistent with the clinical study protocol and good clinical practices or other third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical study, if any, are inconclusive or negative; and

•	the study design, although approved and completed, is inadequate to demonstrate effectiveness and safety.

Our dependence upon clinical trials in developing our prospective therapeutic products may impede us from reaching advanced stages of development, and might cause termination of all or part of our commercial operations. To date, the above described situations regarding potential delays in research and development activities and clinical trials have yet to occur in a manner which adversely affects our research and development activities. Notwithstanding the foregoing, strict FDA criteria made patient recruitment for the superficial bladder cancer Phase IIb clinical trial a more difficult and time-consuming task than was initially expected.

We have limited experience in conducting and managing clinical trials.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for our prospective therapeutic products. We may rely on third parties for clinical development activities and our reliance on third parties will reduce our control over these activities. Accordingly, third party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them which may have the effect of delaying the affected trial.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies, and further, the clinical results and data that we obtain from any clinical testing that we may conduct in the future may not be reliable, any of which factor may significantly compromise our ability to develop a drug utilizing a target gene.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies because of the high demand for such patients’ involvement in current and future clinical trials for potential drugs. Further, the supply of suitable patients may be low because of strict inclusion criteria requirements. The realization of any of the foregoing risks may significantly compromise our ability to develop a drug utilizing a target gene, which would adversely impact our potential revenues, results of operations and financial condition. We performed Phase I/IIa and Phase IIb clinical trials for patients suffering from superficial bladder carcinoma and pancreatic cancer, as well as a Phase I/IIa clinical trial for patients suffering from ovarian cancer without difficulties in enrolling subjects or adhering to study protocols.

We might not commence additional clinical testing for any of our prospective therapeutic products and the commercial value of any clinical study that we may commence and conduct in the future will significantly depend upon our choice of indication and our selection of a patient population for our clinical study of an indication, and our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

Our ability to commence clinical studies depends upon successful completion of and positive scientific results from pre-clinical studies. In the event that we successfully complete a clinical study, the commercial value of any such study will significantly depend upon our choice of indication and our selection of a patient population for that indication. Because the target genes are expressed in various types of cancer, our prototype molecules may have the ability to treat many different kinds of cancer. Thus, we may incorrectly assess the market opportunities of an indication or may incorrectly estimate or fail to fully appreciate the scientific and technological difficulties associated with treating an indication. Furthermore, the quality and robustness of the results and data of any clinical study that we may conduct in the future will depend upon our selection of a patient population for clinical testing. Our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

Our inability to address the chemistry, manufacturing and control concerns of regulatory bodies would significantly compromise our business prospects.

In the event that we commence additional clinical studies for any of our prospective therapeutic products, our ability to successfully complete such clinical studies and to apply for and obtain regulatory approval for marketing will depend upon our ability to develop an established manufacturing process assuring consistent production of a therapeutic product of a defined quality for all phases of clinical testing and for commercial production. Our inability to satisfy the chemistry, manufacturing and control concerns of regulatory bodies such as the FDA would either prevent us from completing clinical studies or prevent us from obtaining regulatory approval for marketing, either of which would significantly compromise our business prospects.

 If we, or if our service providers or any third party manufacturers, fail to comply with regulatory requirements, we or they could be subject to enforcement actions, which could adversely affect our ability to market and sell our prospective therapeutic products.

If we, or if our service providers or any third party manufacturers, fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could adversely affect our ability to develop, market and sell our prospective therapeutic products successfully and could harm our reputation and lead to reduced acceptance of our prospective therapeutic products. These enforcement actions may include:

•	restrictions on, or prohibitions against, marketing our prospective therapeutic products;

•	restrictions on importation of our prospective therapeutic products;

•	suspension of review or refusal to approve new or pending applications;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions; and

•	civil and criminal penalties and fines.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business prospects could be adversely affected.

Our research and development activities may involve the use of hazardous materials and chemicals, and we may maintain quantities of various flammable and toxic chemicals in our facilities in Israel. We may not have the requisite safety procedures in place to handle and dispose of these materials and any such procedures that we have or may have in place to comply with applicable regulations cannot eliminate the risk of accidental contamination or injury. If an accident occurs, we may be held liable for resulting damages which could be substantial. We also may be subject to numerous environmental, health and workplace safety laws and regulations including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of bio-hazardous materials. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations, which could significantly compromise our business prospects.

Risks Related to Competition and Commercialization of Our Prospective Therapeutic Products

The pharmaceutical and biotechnology market is highly competitive. If we are unable to compete effectively with existing products, new treatment methods and new technologies, we may be unable to commercialize any therapeutic products that we may develop in the future.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations may pursue the research and development of technologies, drugs or other therapeutic products for the treatment of some or all of the diseases that we are targeting or that we expect to target including superficial bladder and pancreatic cancer. We also may face competition from products which have already been approved and accepted by the medical community for the treatment of these same indications. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of some or all of the diseases that we are targeting or that we expect to target including superficial bladder and pancreatic cancer.

Our competitors may develop products more rapidly or more effectively than us. Many of our competitors have:

•	much greater experience and much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining and maintaining regulatory approvals and in manufacturing and marketing therapeutic products;

•	products that have been approved or are in late stages of development;

•	established distribution networks;

•	collaborative arrangements in our target markets with leading companies and research institutions; and

•	entrenched and established relationships with healthcare providers and payors.

As a result of any of the foregoing factors, our competitors may develop or commercialize products with significant advantages over any therapeutic products that we may develop. If our competitors are more successful in commercializing their products than us, their success could adversely affect our competitive position and harm our business prospects.

Even if we receive regulatory approval to market our prospective therapeutic products, the market may not be receptive to our prospective therapeutic products upon their commercial introduction which will prevent us from becoming profitable.

We may have difficulties convincing the medical community and third party payors to accept and use any of our prospective therapeutic products that may be approved for commercialization in the future. Key participants in pharmaceutical marketplaces, such as physicians, third party payors and consumers may not accept therapies utilizing the target genes. Even if such therapies are accepted by these participants, the medical community may not consider effectiveness and safety alone as a sufficient basis for prescribing our prospective therapeutic products in lieu of other alternative treatment methods and medications that are available. Other factors that we believe will affect market acceptance of our prospective therapeutic products include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	the safety, efficacy and ease of administration;

•	the success of physician education programs;

•	the availability of government and third party payor reimbursement;

•	the pricing of our prospective therapeutic products, particularly as compared to alternative treatment methods and medications; and

•	the extent to which alternative treatment methods and medications are more readily available as compared to the availability of any prospective therapeutic products that we may develop in the future.

Any therapeutic products that we may develop may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, thereby adversely affecting the profitability of our business.

The regulations that govern pricing for new medical products vary widely from country to country. As a result, we might obtain regulatory approval for a product in a particular country, but then be subjected to pricing regulations in that country that delay our commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country. In addition, our ability to commercialize any approved products successfully will depend in part on the extent to which reimbursement for these products will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more therapeutic products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our therapeutic products on a competitive basis. If the price we are able to charge for any therapeutic products that we develop and for which we obtain regulatory approval is inadequate in light of our development and other costs, our profitability could be adversely affected.

Risks Related to Our Dependence on Third Parties

We may not be able to execute our business strategy if we are unable to enter into or maintain our collaborations with other companies that can provide capabilities and funds for the development and commercialization of our prospective therapeutic products.

We do not have any capability for sales, marketing or distribution and have limited capabilities for product development including obtaining regulatory approval of any therapeutic product that we may develop. Accordingly, our current business strategy is to enter into collaborations with major pharmaceutical, biotechnology and other companies to jointly conduct advanced clinical development efforts for specific product candidates and to jointly commercialize them if they are approved. In such collaborations, we would expect our collaborators to provide substantial capabilities in clinical development, regulatory affairs, marketing and sales. We cannot guarantee whether and to what extent we will be able to enter into collaborative arrangements to develop and commercialize our prospective therapeutic products and to fund such development and commercialization, and any such collaborative arrangement that we may enter into may include terms and conditions that are unfavorable to us and we may be unsuccessful in maintaining any such collaborations that we enter into, which could significantly compromise our business prospects.

We rely on a limited number of third parties for the supply of BC-819, BC-821, polyethylenimine and other raw materials required for our research and development activities and if we are unable to reach agreements with these third parties or if we are unable to maintain our contractual relationships with these third parties, our research and development activities would be delayed.

We rely on third parties for the provision of materials required for our research and development activities. Obtaining these materials requires various approvals as well as reaching a purchase or commercial agreement on acceptable terms with the provider of the materials. We may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to us. If we are unable to reach acceptable agreements with a sufficient number of suppliers of research materials, our research and development activities will be delayed and our ability to implement our business plan will be compromised.

If any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of our prospective therapeutic products could be delayed or terminated.

Our expected dependence on collaborators for capabilities and funding means that our business would be adversely affected if any collaborator terminates its collaboration agreement with us or fails to perform its obligations under any such agreement. Our current or future collaborations, if any, may not be scientifically or commercially successful. Disputes may arise in the future with respect to the ownership of rights to technology or therapeutic products developed with collaborators, which could have an adverse effect on our ability to develop and commercialize our prospective therapeutic products. If any collaborator terminates its collaboration with us, for breach or otherwise, it would be difficult for us to attract new collaborators and it could adversely affect how we are perceived in the business and financial communities. If any of these occur, the research, development and commercialization of one or more of our prospective therapeutic products could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue such development and commercialization on our own.

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our prospective therapeutic products.

We have no manufacturing experience. In order to develop products, apply for regulatory approvals and commercialize our prospective therapeutic products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of our prospective therapeutic products must comply with the current Good Manufacturing Practice requirements set forth in the Quality System Regulation. The manufacturing process for our prospective therapeutic products is an element of the FDA approval process and we will need to contract with manufacturers who can satisfy the FDA requirements on an ongoing basis before we seek to obtain FDA approval. In addition, if we receive the necessary regulatory approval for any of our prospective therapeutic products, we also expect to rely on third parties, including our collaborators, to manufacture our therapeutic products in quantities sufficient for clinical trials and commercial marketing. We may experience difficulty in obtaining adequate manufacturing capacity for our commercial needs. If we are unable to obtain or maintain contract manufacturing for our prospective therapeutic products, or are unable to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our prospective therapeutic products.

Risks Related to Our Operations

If we are unable to retain Professor Abraham Hochberg and other qualified key management and scientists, staff consultants and advisors, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skills, experience and efforts of certain of our senior management. The loss of the service of any of these persons, including Professor Abraham Hochberg, would likely significantly delay or prevent our achievement of product development and our other business objectives. Our employment agreements with our key personnel, including Professor Abraham Hochberg, are terminable by the employee upon the provision of 90 days or three months advance written notice to us. We do not carry key man life insurance on any of our executive officers or other key employees. Should Professor Hochberg cease his employment with us or should we otherwise lose his services, our ability to conduct our research and development activities would be significantly compromised.

We are exposed to a risk of substantial loss due to claims that may be filed against us in the future because our insurance policies may not fully cover the risk of loss associated with our operations.

We are exposed to the risk of having claims seeking monetary damages being filed against us for loss or harm suffered by participants of our clinical studies or for loss or harm suffered by users of any drug that may receive approval for commercialization in the future. In either event, the FDA or the regulatory authorities of other countries or regions may commence investigations of the safety and effectiveness of any such clinical trial or commercialized drug, the manufacturing processes and facilities or marketing programs utilized in respect of any such trial or drug, and may result in mandatory or voluntary recalls of any commercialized drug or other significant enforcement action such as limiting the indications for which any such drug may be used, or suspension or withdrawal of approval for any such drug. Investigations by the FDA or any other regulatory authority in other countries or regions also could delay or prevent the completion of any of our other clinical development programs. In the event that we are required to pay damages for any such claim, we may be forced to seek bankruptcy or to liquidate because our asset and revenue base may be insufficient to satisfy the payment of damages and any insurance that we have obtained or may obtain for product or clinical trial liability may not provide sufficient coverage against potential liabilities. Our current clinical trials insurance policy provides coverage in the amount of up to $5 million in the aggregate.

Risks Related to Government Regulation

We may be subject to U.S. federal and state and also foreign healthcare fraud and abuse laws and regulations and other regulatory reforms, and a finding of our failure to comply with such laws, regulations and reforms could have a material adverse effect on our business.

Our operations may be directly or indirectly affected by various broad U.S. federal and state healthcare fraud and abuse laws. These include the U.S. federal anti-kickback statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under U.S. federal healthcare programs, such as the Medicare and Medicaid programs. The U.S. federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the U.S. federal anti-kickback statute, and some of these laws are broader than that statute in that their prohibitions are not limited to items or services paid for by a U.S. federal healthcare program but, instead, apply regardless of the source of payment. Violations of these laws could result in fines, imprisonment or exclusion from government-sponsored programs.

Risks Related to Our Intellectual Property and Potential Litigation

Our exclusive license to certain patents will expire beginning in 2017 and we may face increased competition from third parties who will be able to license the patents that we have used in our research and development activities.

Some of the patents underlying the exclusive license that Yissum has granted to us, will expire beginning in 2017, after which time, any one or more of our competitors could develop generic alternatives to our prospective drugs, to the extent that these are not subject to additional protections, such as orphan drug status and exclusivity of biological drugs in the US.

We are required, and may be required in the future, to license patent rights from third party owners in order to develop our prospective therapeutic products in the future. If we cannot obtain such licenses or if such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We currently license technologies and other patents in conducting our research and development activities and we may be required to obtain additional licenses in the future in the event that we believe it is necessary or useful for our business and our research and development efforts to use third party intellectual property or if our efforts would infringe upon the intellectual property rights of third parties.

Additionally, should we succeed in obtaining any such license, our business prospects will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents for which we secured exclusive rights such as the exclusive license granted to us by Yissum in connection with our research on the H19 gene. Our licensors may terminate our license, may not successfully prosecute or may fail to maintain their patent applications to which we are licensed, may determine not to pursue litigation against other persons that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property that we have been licensed and that we may obtain licenses in the future, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive position and harm our business prospects.

If we fail to comply with our obligations under our license with Yissum or other licenses or related agreements that we are a party to and that we may enter into in the future, we could lose license rights that may be necessary for developing our target gene-based therapeutic products.

The exclusive license granted to us by Yissum and any license that we may enter into in the future in connection with our efforts to develop drugs utilizing the target genes may impose various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Our obligations under any of these license agreements could include, without limitation:

•	royalty payments;

•	annual maintenance fees;

•	providing progress reports;

•	maintaining insurance coverage;

•	paying fees related to prosecution, maintenance and enforcement of patent rights;

•	minimum annual payments; and

•	performing commercially reasonable diligent efforts to develop and to introduce therapeutic products into the commercial market as soon as practicable.

If we were to breach any of our material obligations as described above, the licensor may have the right to terminate the license which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology. Under the terms of the exclusive license granted to us by Yissum, Yissum has the right to terminate the license in the event that we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee. In addition, Yissum has the right to terminate the license for any material breach of the license by us in the event that we fail to remedy such material breach within ninety days of Yissum’s notice of our material breach and its intent to terminate, provided that the material breach is curable within ninety days. In the event that the material breach cannot be remedied within ninety days, Yissum may not terminate the license if we take reasonable commercial action to cure such breach as promptly as practicable. The Israeli Contract Law (Remedies for Breach of Contract) — 1970, defines the term “material breach” as a breach, with regards to which, it may be assumed that a reasonable person would not have entered into the specific agreement had that person foreseen the breach and the outcome thereof, or a breach which is specifically defined as material in the agreement. Acts which may constitute a material breach of the license agreement by us may include, for example: the granting of sublicenses not in compliance with the provisions of the license agreement, a breach of our obligations to pay royalties and provide the necessary reports with respect thereto, a breach of our obligations not to disclose or misuse certain confidential information of Yissum, and a breach of our obligations to develop and commercialize the licensed technology (including our obligation to fund certain research and development activities) and to conduct patent prosecution and maintenance, as further described below.

We have agreed to provide research and development funding to Yissum in connection with the license, which we may terminate upon 90 days prior written notice to Yissum. In such event, we are required to compensate Yissum for all expenses incurred by it prior to the notification date in connection with its research efforts and all additional expenses that Yissum had assumed the obligation to cover prior to the notification date.

In addition, we have agreed to prepare, register and maintain any patent application or patent that may arise out of our research and development efforts pursuant to our license with Yissum and to bear all expenses of preparation, registration and maintenance. We agreed to keep Yissum informed of filing and prosecutions pursuant to the agreement, including submission of copies of all official actions, relevant correspondence, applications, continuations or like proceedings, and responses thereto. We agreed to consult Yissum regarding any abandonment of the prosecution of patent applications arising out of the license. In the event that we decide not to commence or continue the process of patent registration in a certain country, we must notify Yissum of this decision. Yissum may then individually prepare, register and maintain any such patent. We must inform Yissum of our desire to assume the expenses incurred by Yissum in connection with its patent registration within 90 days from the date in which Yissum notifies us of its decision to prepare, register and maintain such patent. In the event that we decide not to assume these expenses, or in the absence of our reply within the above 90 day period, the exclusive, worldwide license granted to us by Yissum will no longer be applicable in such countries in which we elected not to file or to abandon the filing, prosecution or maintenance of patents pursuant to the license.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We currently rely and intend to rely in the future on trade secrets, know-how and technology that are not protected by patents to maintain our competitive position. In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position and harm our business prospects.

If we are not able to obtain and enforce patent protection for our inventions, our ability to develop and commercialize our prospective therapeutic products will be harmed.

Our success depends, to a considerable extent, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we may prevent others from unlawfully using our inventions and proprietary information. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There also is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed with respect to any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable against third parties.

A third party may sue us for infringing its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third party proprietary rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be significant, and the litigation would divert our management’s efforts. From a financial perspective, there is a risk that we would not be able to sustain the costs of any such litigation and would be forced to seek bankruptcy or to liquidate because of our limited asset and revenue base.

Risks Related to Our Operations in Israel

If there are significant shifts in the political, economic and military conditions in Israel, it could have a material adverse effect on our operations.

Our operations will be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans, to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results and financial condition. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there have been times since October 2000 when Israel has experienced an increase in unrest and terrorist activity. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In mid-2006, there was a war between Israel and the Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to 50 miles into Israel. In January 2009, Israel attacked, during three weeks, Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza up to 25 miles into Israel. In November 2012, Israel launched a seven-day operation against Hamas operatives in the Gaza strip in response to Palestinian groups launching over 100 rockets at Israel over a 24-hour period. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could result in damage to our facilities and likewise have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. This may impair our ability to sell our prospective therapeutic products in certain countries.

Our operations could be disrupted as a result of the obligation of our personnel to perform military service.

All of our executive officers and key employees of our business reside in Israel and some are required to perform annual military reserve duty and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations and financial condition.

Because a substantial portion of our revenues is expected to be generated in U.S. Dollars and Euros, our potential revenue may be reduced due to currency exchange rate fluctuations.

In the future, we expect that a substantial portion of our revenues will be generated in U.S. Dollars and Euros. Our financial records are maintained, and the Company's financial records will be maintained, in NIS, which is the functional currency of the Company. As a result, the Company's financial results might be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective therapeutic products may be sold.

Currency exchange controls may restrict our ability to utilize our cash flows.

We intend to receive proceeds from sales of any prospective therapeutic product we may develop and also to pay our operational costs and expenses in U.S. Dollars, Euros and other foreign currencies. However, we may be subject to existing or future rules and regulations on currency conversion. In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no currency controls in place. Legislation remains in effect, however, pursuant to which such currency controls could be imposed in Israel by administrative action at any time. We cannot assure that such controls will not be reinstated, and if reinstated, would not have an adverse effect on our operations.

The ability of any Israeli company to pay dividends is subject to Israeli law and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that cash dividends may be paid only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the U.S. Dollar, the amount in U.S. Dollars available for payment of cash dividends out of prior years’ earnings will decrease.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli Government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. The Company currently takes advantage of these programs. There is no assurance that such benefits and programs would continue to be available in the future to the Company. If such benefits and programs were terminated or further reduced, it could have an adverse affect on our business, operating results and financial condition.

Any Israeli government grants that we receive for research and development expenditures limit or prohibit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We receive grants from the Israeli government through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a significant portion of our research and development expenditures. Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the OCS approves otherwise. Such approval, if given, is generally conditioned on an increase in the total amount to be repaid to the OCS, to an amount of up to 300% of the funds received, plus interest (the exact amount would depend on the extent of the manufacturing to be conducted outside of Israel). Transfer of OCS-funded technologies and know-how outside of Israel is restricted, unless conducted in accordance with the restrictions set forth under Israeli law (as specified in Item 4B). Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions, namely the approval of the OCS. Such approval, if given, might be subject to a special redemption fee which may be required to be paid to the Government of Israel.

If we fail to comply with the conditions imposed by the Office of the Chief Scientist, we may be subject to certain sanctions which are set forth under Israeli law, including the possible refund of any payments previously received, together with interest and penalties and in certain circumstances we may also be subject to criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of manufacturing rights, technology, know-how and intellectual property rights in such know-how, outside of Israel, could prevent us from entering into strategic alliances or other transactions that provide for such a transfer which in turn could adversely affect our business, results of operations and financial condition.

Enforcing a U.S. judgment against our Company and our executive officers and directors, or asserting U.S. securities law claims in Israel may be difficult.

It may be difficult to affect service of process on some or all of our executive officers and directors. Furthermore, most of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Furthermore, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are satisfied and subject to exceptional cases, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there is a finding of lack of due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Item 4. Information on the Company

4.A.         History and Development of the Company

BTI was incorporated in the United States as a private company under the laws of the State of Delaware on July 26, 2004, and commenced operations on October 1, 2004. On October 18, 2004, BTI formed BioCancell Therapeutics Israel Ltd. ("BTIL") as its Israeli wholly-owned subsidiary.

In 2006, BTI filed a prospectus for an initial public offering on the TASE and beginning August 17, 2006, was publicly traded on the TASE. On June 23, 2009, BTI’s Registration Statement on Form S-1 was deemed effective by the SEC and as of that date it became a reporting company to the SEC.

On September 22, 2011, BioCancell Ltd. was formed in the State of Israel for the purpose of the Merger which merged BTI with and into a wholly-owned subsidiary of BioCancell Ltd. The Merger was completed on August 13, 2012 and BTI survived as a wholly-owned subsidiary of BioCancell Ltd. until it was formally dissolved in the state of Delaware on December 28, 2012. BTIL survived the Merger and became a wholly-owned subsidiary of the Israeli parent corporation, BioCancell Ltd. BioCancell Ltd. and BTIL are both located at Beck Science Center, 8 Hartom St., Har Hotzvim, Jerusalem 9777508, Israel (Tel: +972-2-548-6555).

The Merger did not include any change in BTI's activities as it effectively became BioCancell Ltd., or in the proportion of holdings of any securityholder, but was rather a technical step intended to solve the difficulties encountered by our obligations to report to both the Israel Securities Authority ("ISA") and to the SEC, which made both management and fundraising unduly difficult.

Under the terms of the Merger, additional securities of BTI were exchanged, as follows: (a) Series 3 and Series 4 warrants were exchanged for Series 1 and Series 2 warrants of BioCancell Ltd.; (b) options under the employee option plans from 2004 and 2007, exercisable for shares of BTI, were exchanged for the said warrants exercisable for shares of BioCancell Ltd. under the 2011 BioCancell Ltd. Compensation Plan; and (c) warrants that were allotted to private investors in 2008 and 2010 were exchanged for warrants exercisable for BioCancell Ltd.'s shares. The convertible loans that BTI received in July 2008 were converted or repaid prior to the closing of the Merger.  The shares of BTI resulting from the conversion of certain convertible loans were replaced by BioCancell Ltd.'s shares. For more information, see Item 6.E. Share Ownership – Employee Benefit Plans.

BTI shareholders’ rights prior to the Merger were governed by the Delaware General Corporation Law, the BTI certification of incorporation, BTI bylaws and certain provisions of the Companies Law that applied to BTI as a non-Israeli corporation whose shares are listed on TASE. Since the Merger was consummated, the rights of BioCancell Ltd. shareholders are governed by the Companies Law and the BioCancell Ltd. articles of association.

4.B.         Business Overview

We are a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating cancer-related diseases. Our research and development activities, performed by the fully-owned subsidiary of BioCancell Ltd., namely BioCancell Therapeutics Israel Ltd., build upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem, who isolated the human H19 gene and determined that it is expressed in over forty different forms of cancer, including superficial bladder carcinoma and pancreatic cancer, while laying dormant and non-expressed in non-cancerous cells. Professor Hochberg’s research discovered that genes such as H19 and IGF2 are significantly expressed in cancerous cells of adults. Research has also demonstrated that the H19 gene plays a significant role in the tumor development process by enabling tumor cells to survive under stress conditions, such as low serum and low oxygen levels, that are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

A significant problem with each of the current methods for treatment of cancer is the return of tumors. Even the most aggressive anti-cancer drugs, such as those used in chemotherapy, destroy the tumor cells, but do not appear to treat the source of the tumor - generally a long process of accumulation of genetic mutations and the elusive cancer stem cells.

The research and understanding of the origin of cancer and metastases has progressed significantly in recent years. It is currently understood that embryogenesis, which is the process by which the embryo is formed and develops, and the process of the development of cancer, possess similar characteristics. The H19 gene is expressed and has a significant role in both processes.

In light of recently-achieved scientific breakthroughs in cancer research, and the role of the H19 gene in such processes, we believe that an anti-cancer drug based on the H19 gene has the potential to provide benefits that are competitive with existing treatment methods.

The Company’s Prospective Drugs

The Company is currently focused on developing its prospective drug, BC-819. The Company’s development of BC-819 builds upon the research of Professor Hochberg who discovered that the H19 gene is a diagnostic marker for cancerous growths, through the identification of the expression of the H19 gene. Based upon these discoveries, the Company has developed BC-819, which is a double-stranded DNA plasmid construct in which diphtheria toxin (DTA) is synthesized after entering a cell in which H19 transcription factors exist, destroying that cell alone. The regulatory region of the H19 gene is utilized instead to activate the intra-cellular synthesis of DTA. Once BC-819 enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The net result of this mechanism is highly selective tumor cell destruction. The strong safety profile of BC-819 is due, in part, to the fact that it produces only the destructive “A” chain of diphtheria toxin inside cancerous cells. It lacks the ability to replicate itself and penetrate other cells (the “B” chain), and consequently only acts to destroy the cell in which it is produced. Therefore, this new therapeutic modality is specific for H19-positive cancer cells and thus far has not shown toxic effects on healthy cells — a safety feature that is unique when compared to currently available cancer treatments.

BC-819 has also demonstrated potential with respect to combination therapy when administered in combination with Gemzar in animals with pancreatic cancer.

The Company is developing two BC-819-based strategies. The first therapy is for bladder cancer wherein BC-819 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for advanced-stage cancers such as pancreatic cancer in which BC-819 is injected directly into the tumor. Different routes of administration are employed depending upon the type of tumor (intravesical administration for bladder cancer and intratumoral injection for pancreatic cancer). In addition, the Company is developing formulations for systemic administration.

Pursuant to an agreement with Yissum, Yissum has granted to the Company an exclusive, worldwide license for the use, development and commercialization of products using genes that the Company has determined to be target genes (H19 and IGF2) in consideration of which the Company has agreed to pay certain royalties to Yissum described elsewhere in this Annual Report on Form 20-F.

The Company’s primary strategic objective is to continue development of the Company’s prospective drug BC-819 for the treatment of superficial bladder carcinoma and pancreatic cancer, while broadening the scope of development to include additional applications.

In addition to pursuing clinical trials of BC-819 for the treatment of bladder and pancreatic cancer (as described in detail below), the Company is performing pre-clinical research related to the use of BC-819 for the treatment of various other forms of cancer as it seeks to develop additional drugs based on various implementations of the biotechnology developed by Professor Hochberg. Another aspect of the Company’s research and development activity is:  BC-821, a potential therapeutic product that penetrates cancerous cells and activates the synthesis of DTA only in cells expressing either the H19 promoter or the P4 promoter of IGF2, which like the H19 target gene is expressed only in cancerous cells and not in healthy cells. It thus has the potential to serve as a second-generation product to BC-819, allowing the targeted destruction of cancer cells in a larger number of patients.

In pursuing its objectives, the Company may enter into strategic collaborations with third parties who have the expertise and the resources necessary for the performance of large scale clinical trials, who have well established marketing, distribution and manufacturing infrastructures for the late-stage development and commercialization of the Company’s prospective products.

Potentially Treatable Diseases

Superficial Bladder Carcinoma.   Superficial bladder carcinoma is a specific form of bladder cancer resulting from the development and progression of non-muscle invasive cancerous tumors. The H19 gene is expressed at high levels in areas afflicted by superficial bladder carcinoma.

Pancreatic Cancer.   Cancerous cells may develop in either the exocrine cells or the endocrine cells of the pancreas and the H19 gene is expressed at high levels in these cancerous regions.

The Company’s Research and Development

The Company’s research and development efforts include the following milestones:

Diagnostics — Use of H19 as a Diagnostic and Prognostic Tool.   Professor Hochberg’s research team has discovered that the H19 gene serves as a diagnostic marker for cancerous growths, through the identification of the expression of the H19 gene. A highly sensitive method called In-Situ Hybridization Analysis (ISH) can detect even a single malignant cell expressing the H19 gene. ISH enables the detection of the expression of H19 in the examined tissue, a prerequisite for treatment with BC-819, while providing precise anatomic information regarding the location of the H19 in the tissue. The diagnostic marker enables the diagnosis of cancerous tumors in early stages, supporting the prognosis of the tumor.

Pre-Clinical Studies.  Between the years 2000 and 2005, Professor Hochberg’s research team conducted extensive animal studies on BC-819, which was introduced into the bladders of bladder-carcinoma carrying rats (orthotropic model) and mice (heterotopic model). Significant tumor growth inhibition was observed after treatment. Between the years 2006 – 2007, Harlen Biotech Israel Ltd. conducted toxicology studies in rats and mice, in accordance with Good Laboratory Practices regulations. The studies included repeated injections at increasing dosages into the abdominal cavity of mice and intravesical administration into the urinary bladder of rats. The equivalent dosage given to the animals was higher than the expected human dosage. No gross pathological findings were evident in the intravesical administration study, and mild to moderate side effects were evident in the intraperitoneal administration study. In more recent experiments which were conducted in the laboratories of the University of Munich, lung cancer carrying mice were treated with BC-819. More tumor growth inhibition was observed in mice which were treated with BC-819 than in mice which did not receive treatment. The Company would consider further development of this application subject to its available resources.

In pre-clinical experiments of BC-819 alone as a treatment for pancreatic cancer, a group of hamsters suffering from pancreatic cancer was treated with BC-819, and compared with a control group. The treated group displayed an average reduction of approximately 50% in the primary tumor volume, and a significant slowing in tumor progression compared to the control group. In addition, only one third of the treated group showed metastatic growths, while all of the animals in the control group developed metastases. In pre-clinical experiments of BC-819 used in sequence with the FDA-approved drug Gemzar (Gemcitabine), as compared to the use of Gemzar alone, as treatment for pancreatic cancer, results showed that in animals treated with the sequence of BC-819 and Gemzar, the volume of cancerous growths shrank significantly, in comparison with the animals treated with Gemzar alone. In addition, there was no appearance of metastases in the animals treated with the combination of BC-819 and Gemzar, while approximately 63% of animals treated with Gemzar alone showed metastatic growths.

In one pre-clinical experiment to evaluate the therapeutic potential of BC-819 to treat ovarian cancer, a group of mice suffering from ovarian cancer was treated with BC-819, and compared with a control group. Results showed that BC-819 treatment resulted in a reduction of tumor growth of approximately 40%. In another experiment, mice with ovarian ascites were injected with BC-819 and compared with a control group. After six days, five of the six control mice (83%) had died, compared to only two of the six mice (33%) treated with BC-819.

Compassionate Use Patients.  BC-819 has been administered, under “compassionate use” provisions in Israel, to ovarian, liver and bladder cancer patients who had failed chemotherapy or other standard therapy, and were in the ultimate stages of cancer, and to urinary bladder and renal pelvis transitional cell carcinoma (TCC) patients who had failed chemotherapy and were candidates for surgical removal of their cancerous organs. In 2003, two patients with resistant bladder cancer were treated with BC-819. Prior to the BC-819 treatment, the patients underwent a resection (surgical removal) of tumors, which later returned. Both patients were treated by direct introduction of BC-819 into the bladder using a catheter. The BC-819 treatment resulted in a significant decrease of the superficial bladder tumor, no unwanted toxicity was demonstrated in healthy cells, no serious adverse side effects which can be related to the drug were diagnosed, and no BC-819 was detected in the patients’ blood.

Two additional patients with very large colon cancer metastases in their livers showed shrinkage of these tumors following treatment with BC-819 in 2004 and 2006. No unwanted toxicity was demonstrated in healthy cells and no severe adverse effects which can be related to the drug were diagnosed.

A patient suffering from ovarian cancer characterized by intra-peritoneal distribution of metastases and ascites (liquid containing cancerous cells that builds up in the peritoneum as a result of the cancer) was treated with BC-819 from 2007, after the failure of conventional chemotherapy treatment. In the framework of the treatments, the patient received a number of different doses of BC-819 administered by intra-peritoneal infusions via catheter. The results indicated that the drug caused no serious adverse events at any dosage, and a decrease of 50% in the ovarian cancer marker protein CA-125 in the patient’s blood was measured, as well as a significant decrease in the number of cancerous cells in the ascites. The patient survived for 21 months after the commencement of treatment.

A patient suffering from TCC in his renal pelvis, who had previously undergone surgical removal of his right kidney for this disease, and was a candidate for removal of his left kidney, was treated with BC-819 from the end of 2008. The results showed that no new growths were formed in the renal pelvis, and the treatment did not cause any serious adverse effects.

Phase I/IIa Clinical Trials.   In 2006 – 2007, the Company conducted a Phase I/IIa, Dose-Escalation, Safety and Proof of Concept Study of BC-819 in Refractory Superficial Bladder Cancer. This study was designed to assess the safety and preliminary efficacy of BC-819 given by intravesical infusions into the bladder of 18 patients with superficial bladder cancer who had failed previous treatment. Escalating doses of 2 mg, 4 mg, 6 mg, 12mg and 20mg of BC-819 were utilized. No severe adverse side effects which can be related to the drug were diagnosed, other than in one case for which the reason was uncertain. This patient was hospitalized following complaint of urination urgency. The patient was released after two days and did not suffer additional adverse side effects during the treatment. No dose limiting toxicity was discovered. As a result of the Phase I/IIa study, the Company concluded that the optimal dose to be used in Phase II trials would be 20mg.

At the beginning of the BC-819 treatment of patients in this study, all of the bladder tumors were removed, except for one (the diameter of which was 0.5 cm to 1 cm), which was left as a marker to gauge the influence of the treatment, despite the fact that the standard of care for bladder cancer patients involves removing all tumors. The parameters for examination of the initial efficacy include the reappearance of tumors, elimination or decrease in the size of the marker, and the aggravation of the disease. The Company examined efficacy in all patients participating in the trial, including patients who did not receive the optimal dose. Approximately 72% of the patients presented response to the treatment. The initial estimation of the drug’s efficacy indicates that it has the ability to eliminate or decrease the size of tumors, and to prevent the reappearance of new tumors. Approximately 56% of the patients finished the study without tumor recurrence. Reappearance of tumors was detected mainly in patients who received doses which were substantially lower than the optimal dose. Intravesical administration of BC-819 resulted in complete ablation (removal) of the marker tumor without any new tumors in 4 of the 18 patients for a 22% overall complete response rate. The marker was eliminated, or reduced by at least 50%, in approximately 44% of the patients in the study. Only one patient reported aggravation of the disease, meaning aggravation of the stage or the appearance of high grade tumors. See below for details regarding the Phase IIb clinical trial of this therapy.

The Company commenced a Phase I/IIa clinical trial for treatment of ovarian cancer in May 2009.  The trial included 11 evaluable participants in three different treatment groups (60 mg, 120 mg and 240 mg), all of whom had failed treatment with platinum-based chemotherapy and possibly other types of treatment. Each participant received a cycle of three weekly treatments, and if there was no disease progression a month later, she received an additional treatment cycle.

In March 2012, the Company announced that it had achieved the primary endpoint of this trial, with the safety profile of the drug found to be satisfactory, even at the highest dosage (240 mg) which was administered three times. Patients receiving the highest dosage showed a decrease, and eventually absence, of ascites (a fluid containing cancerous cells that gathers in the abdominal cavity). This effect continued as long as the patients received treatment. Ascitic fluid is a significant side effect for ovarian cancer patients, which adversely affects their quality of life and indicates patient deterioration. In light of these results, the Company obtained regulatory approvals to expand the trial by treating an additional six patients, although it ultimately decided against this plan of action.

The Company commenced a Phase I/IIa clinical trial for treatment of pancreatic cancer in November 2009, and completed the trial in October 2010. The trial took place at sites including the University of Maryland, Baltimore and was partly funded by a $950,000 grant from the Israel-U.S. Binational Industrial Research and Development Fund. The trial included nine patients with unresectable, locally advanced pancreatic cancer, some of whom had received standard treatments prior to their inclusion in the trial, who each received four treatments over the course of two weeks. Three patients were included in a lower dosage cohort, each receiving four milligrams per treatment, while six others were included in a higher dosage cohort, each receiving eight milligrams per treatment. The results show that no toxicity limited the dose, and no patient reported pain or discomfort as a result of the drug, and therefore the optimal dose was fixed as the maximum dose given in the trial.

A statistical analysis of the results of this trial shows that the higher dosage given in the trial demonstrated greater efficacy than the lower dosage, and that the effect was stronger after three months from commencement than after one month. Specifically, within a month from commencement, the local tumor had not increased in size in eight out of the nine patients, but rather remained stable in both dosage cohorts. Six of the nine patients showed a reduction in the size of the local tumor when examined three months after the commencement of treatment. The reduction was significant (30% or more) in three out of six patients of the higher-dose cohort. These three patients also showed no metastatic disease, despite the fact that the clinical trial was aimed at the local tumor only. In addition, three months after commencement of treatment, two additional patients displayed stable tumor size and no metastatic disease, despite the length of time that had elapsed. In total, five patients displayed stable disease or a significant response after three months from commencement of treatment.

In general, an operation to remove pancreatic tumors (the Whipple procedure) offers patients the best chance for survival, but most patients are not operable on account of the complexity, location and size of the tumor. Following treatment with BC-819, two patients in the higher dosage cohort that were non-resectable, became resectable as a result of tumor shrinkage. The first had the tumor successfully removed at the University of Maryland Medical Center, Baltimore, MD. The second was operated upon, but the surgeon halted the operation upon discovery of liver metastases, in order to prevent unnecessary risk to the patient.

Based on the results of this clinical trial, and the results of a successful pre-clinical study announced on October 12, 2010 that examined the sequential administration of BC-819 with FDA-approved drug Gemzar (Gemcitabine) in animals as a treatment for pancreatic cancer, the Company received approval from the FDA for an international Phase IIb pancreatic cancer clinical trial in October 2011. See below for details regarding the Phase IIb clinical trial of this therapy.

Phase IIb Clinical Trials. Between 2008 and 2012, the Company conducted a Phase IIb clinical trial with patients suffering from superficial bladder cancer who had failed previous treatment. The trial was conducted in a U.S.-based medical center in Arizona at BCG Oncology, PC and at six medical centers in Israel. It included 39 evaluable patients, with an interim analysis performed between treatment of the first 18 and last 21 patients. Each participant received six weekly treatments of BC-819. Patients responding to the treatment were offered nine additional maintenance treatments over nine months. The primary endpoint approved by the FDA was lack of disease recurrence, three months after the commencement of treatment, in at least nine of the last 21 patients. The success criterion was the lack of recurrence in at least nine members of the second treatment group, and this parameter was also analyzed for all 39 participants in this trial.

In March 2013, the Company announced the results of the clinical trial, according to which 25 of the 39 participants (approximately 64%) showed no disease recurrence three months after the commencement of treatment (defined as a complete response), meaning that the Company met the aforementioned success criterion for the primary efficacy endpoint of the trial. In addition, of the 31 patients who completed 12 months from the commencement of treatment, 14 (approximately 45%) showed no disease recurrence, and of the 25 patients who completed 24 months from the commencement of treatment, ten (40%) showed no disease recurrence. The mean recurrence-free survival period was 12.1 months. More than 80% of participants retained quality of life throughout the clinical trial, as measured by the Karnofsky scale of patient performance, rather than the characteristic decline of day-to-day performance for bladder cancer patients receiving standard treatments. Of all the participants in the clinical trial, one patient underwent one serious adverse event (hematuria) that may possibly have been connected to the treatment (the administration of BC-819 to the bladder), from which the good safety profile of the drug can be inferred. On the basis of these results, preliminary contacts are taking place between the Company and a number of international pharmaceutical corporations with regard to the continued development and commercialization of the drug.

Between 2011 and 2012, the Company conducted a Phase IIb pancreatic cancer clinical trial. The trial was designed to examine the effect of BC-819 in sequence with the FDA-approved drug Gemcitabine in patients with locally-advanced, unresectable pancreatic cancer. This clinical trial included 11 participants (plus a twelfth who was not defined as evaluable by the clinical trial protocol), with five patients receiving a lower dosage of 8 mg, and six patients receiving a higher dosage of 12 mg. The primary endpoint of the trial was progression-free survival. In February 2013, the Company reported results of the first stage of this clinical trial, according to which nine of the 11 patients showed no disease progression three months after the commencement of treatment. Of these, none of the six patients in the high dose group showed disease progression, while two of the five in the low dose group did. The trial’s data and safety monitoring board (DSMB) determined that no serious adverse events were related to BC-819 (any serious adverse events were a result of the disease itself, the use of Gemcitabine or the manner of injection of BC-819 into the pancreatic growth), and that there was no difference in safety between the two dosage groups.

Subsequent studies, and additional data which are expected to be obtained from additional research and development activities may not corroborate previous findings with respect to safety and efficacy, which were obtained during the studies previously conducted. The FDA alone will determine whether the Company’s therapies are both safe and effective for commercial use in the United States after substantial additional clinical studies.

Regulatory Approvals. On August 15, 2010, the Company announced that the United States Department of Health and Human Services had granted orphan drug status to BC-819 for its use in treating pancreatic cancer. An “orphan drug” is a drug for a disease that affects a relatively small number of people in a population. In the U.S., an orphan drug is defined as one that treats a disease affecting less than 200,000 people each year. In order to encourage the development of drugs for such diseases, benefits and incentives can be granted to the drug developers. The main standard benefit for orphan drugs in the U.S. is the right to market the drug exclusively for 7 years from the date it is approved. Additional benefits include tax benefits on R&D expenses, and waived FDA fees.

On October 4, 2011, the Company received notification from the FDA that it had received "Fast Track" designation for its lead product, BC-819, as a treatment for pancreatic cancer. The Fast Track designation refers to a process designed to facilitate development and expedite FDA review of drugs to treat serious diseases and fill an unmet medical need in order to be able to offer such drugs to patients earlier. This designation is expected to help the Company shorten the development timeline for BC-819 as a treatment for pancreatic cancer prior to final marketing approval by reducing the time taken to process clinical trial results by the FDA.

Competition for the Company’s Prospective Therapeutic Products

The Company’s principal competitors in the field of research and development of drugs for the treatment of cancer types including superficial bladder carcinoma, pancreatic cancer and ovarian cancer, include biotechnology and multinational pharmaceutical companies. The Company also competes with research and academic institutions around the world in the race to discover genes, techniques and other patentable assets central to the research and development of drugs for the treatment of such diseases.

Current competition in the Company’s applications includes chemotherapy and immunotherapy agents, both projected to be toxic with a safety profile inferior to that of BC-819.  As such, there is a clear medical and market need for new agents such as the Company’s prospective drug BC-819 that demonstrate improved safety profiles.

There are a number of treatment methods for treating these cancer types that would compete with any drug that the Company may develop and commercialize, including BC-819, which include:

Surgery.   Surgery is the most common treatment method for invasive cancerous growths related to bladder cancer. Transurethral resection is the surgical method that is most often utilized for the removal of superficial bladder cancer tumors, but the high tumor recurrence rate renders this treatment method very expensive. It usually becomes infeasible at some stage of treatment, at which time the only remaining option to these patients is cystectomy (removal of the bladder).

For patients with pancreatic cancer, surgery offers the only known possibility of cure, but even this is effective in only a small number of patients (10 – 20%). Even when resection is possible, the median survival times of 13 – 25 months and five-year survival rates of 10 – 20% have been reported. Prognosis is poor because of a high rate of local recurrence and metastases despite resection.

Radiation Therapy.   Radiation therapy involves the use of X-rays to destroy cancerous cells.

Chemotherapy.   Chemotherapy uses special anti-cancer drugs that destroy cancerous cells. For bladder cancer patients, chemotherapy is administered directly into the bladder using a catheter for patients who are in the early stages of superficial bladder carcinoma. Chemotherapy is otherwise administered intravenously when superficial bladder carcinoma has become invasive.

To the best of the Company’s knowledge, some of the more commonly prescribed drugs used in intravesical chemotherapy are: Mitomycin-C, which is marketed by the Bristol-Myers Squibb Company and Supergene; Epirubicin, which is marketed by Pfizer, Inc.; and Doxorubicin, which is marketed by Ortho Biotech, Thiotepa (marketed by Bedford Laboratories), which is approved by the FDA for the treatment of superficial TCC, and Valrubicin (supplied by SYNCHEM OHG). To the best of the Company’s knowledge, some of the more commonly prescribed drugs used in intravenous chemotherapy are MVAC (methotrexate, vinblastine, doxorubicin, cisplatin), Taxol, Carboplatin, Cisplatin and Gemcitabine.

The chemotherapy treatment plan in pancreatic cancer includes shrinking the tumor volume to the extent that vascular involvement is lessened and resection is then rendered possible. Recently, many investigators have reported the utility of chemotherapy using gemcitabine, in which early studies showed that patients experienced an improvement in disease-related symptoms. However, the median survival time of 5.65 months and the 12-month survival rate of 18% for gemcitabine-treated patients is thought to be disappointing. The combination of gemcitabine and irradiation causes both acute and late toxicity of the gastrointestinal tract. Recently, folfirinox is increasingly being used in such patients with a substantially longer progression-free survival of 6.4 months as opposed to 2.3 months for gemcitabine alone. This improved efficacy, however, is accompanied by substantial toxicity not tolerated by many patients, especially the elderly.

Immunotherapy.   Immunotherapy is a method that employs a patient’s immune system to fight cancerous cells. Although the precise biological mechanism of activation is unknown, the administration of Bacille Calmette Guerin (BCG) is used to treat a number of superficial bladder cancer types because BCG is believed to stimulate a patient’s immune system to thwart the growth of cancerous cells.

Interferon.   Interferons are human proteins that are introduced into the human body in order to stimulate the host’s immune system to thwart the growth of cancerous cells. Although the precise biological mechanism of activation is unknown, it is believed that interferons impede or suspend the growth of cancerous cells, compromise the ability of cancerous cells to defend against the host’s immune system and strengthen the host’s immune system. Interferons have been administered in combination with BCG. The University of Iowa has conducted Phase III clinical trials to examine the relative effectiveness of the interferon/BCG combined therapy as compared to each of the stand alone treatments.

The Company is also aware of several new treatment methods for superficial bladder carcinoma, including photodynamic treatment, which kills cancerous cells using laser, and synergo technology, which combines hypothermia with chemotherapeutical substances, that have not been approved by the FDA.

The Company is also aware of several drugs for the treatment of pancreatic cancer in various stages of development, including: (i) AMG479, developed by Amgen Inc.; (ii) Xeloda, developed by F. Hoffmann-La Roche Ltd; and (iii) SOM230, developed by Novartis.

The results of the Company’s Phase I/IIa bladder carcinoma clinical study showed that the safety profile of BC-819 is excellent. The incidence and severity of adverse events in this small study population were lower than published results for BCG and chemotherapy. For instance in a typical Phase III study of BCG and epirubicin, adverse events included blood in the urine of 41% and 28% of patients treated with BCG or epirubicin, respectively, while only 4% of patients treated with BC-819 displayed this symptom in our Phase IIb clinical trial. Severe pain during urination was reported in 26% and 10% of patients treated with BCG and epirubicin, respectively, whereas there were no such cases reported for BC-819. No local reactions caused cessation of treatment with BC-819, whereas 26% and 9% of patients treated with BCG and epirubicin, respectively, had to have treatment stopped due to local toxicities. The results of the Company’s Phase I/IIa pancreatic cancer clinical study likewise showed an excellent safety profile, with no toxicity limiting the dose, no patient reporting pain or discomfort as a result of the drug, and no adverse effects definitely related to BC-819 were reported.

When using a plasmid with an expression cassette of the diphtheria toxin, no immune response will be encountered, as opposed to when using a virus; moreover, people born in Western countries are routinely immunized against this toxin. Further, the Company’s treatments are not affected by multi-drug resistance effects (the ability of the cancer to develop resistance to treatment), a major problem in chemotherapy. Notwithstanding the foregoing, the FDA alone will determine whether BC-819 is both safe and effective for commercial use in the United States after substantial additional clinical studies.

Intellectual Property

As of the date of this Annual Report on Form 20-F, the Company's  patent portfolio includes 60 patent applications in six patent families in various stages of examination, 39 of which have been granted in the United States, Europe, Israel, China, Norway, Australia, South Korea, Russia, Singapore, Mexico, Canada, the Czech Republic and Brazil. All of the Company's patents and patent applications were licensed to it from Yissum and are subject to the Yissum license agreement. The table below details which patent groups are related to which of the Company's product candidates.

Patent Group	Product	Expiration Dates
Use of the H19 gene as a tumor marker	BC-819	Between 03/07/2014 and 03/06/2015
Methods and compositions for inducing tumor-specific cytotoxicity	BC-819	Between 10/03/2017 and 10/04/2018
Constructs containing multiple expression cassettes for cancer therapy	BC-821	10/23/2028

Pursuant to an exclusive license agreement with Yissum, which is described in more detail below, the Company has an exclusive, worldwide license for the development, use, manufacturing and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. All of the Company's patents and patent applications were licensed to it from Yissum and are subject to the Yissum license agreement.

Government Regulation

The Company's operations are subject to many governmental regulations. In the event that the Company completes Phase III clinical trials and is in a position to manufacture and market the Company's prospective therapeutic products, the marketing of such products would be conditioned upon obtaining the consent of health authorities in each of the countries in which they would be marketed, including the FDA and the European Agency for the Evaluation of Medicinal Products. In order to market the Company's products outside of the United States, the Company would have to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in countries outside of the United States might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed below regarding FDA approval as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

United States Food and Drug Administration.   The Company must obtain the approval of the FDA to market any drugs developed in the United States, as well as adhere to other U.S. and state regulations. If it seeks to market new drugs, it will be required to file a new drug application and obtain FDA approval. FDA regulations govern the following activities that the Company may perform, or have performed on its behalf, to ensure that any drugs that we it develops are safe and effective for their intended uses:

•	pre-clinical (animal) testing including toxicology studies;

•	submission of an investigational new drug application (IND);

•	human testing in clinical trials, Phases I, II and III;

•	recordkeeping and retention;

•	pre-marketing review through submission of a new drug application (NDA);

•	drug labeling and manufacturing, the latter of which must comply with current good manufacturing practice regulations;

•	drug marketing, sales and distribution; and

•	post-marketing study commitments (Phase IV), post-marketing surveillance, complaint handling, reporting of deaths or serious injuries and repair or recall of drugs.

•	Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	disqualification of clinical investigator and/or sponsor from current and future studies;

•	clinical hold on clinical trials;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to approve an NDA;

•	post-marketing withdrawal of approval; and

•	criminal prosecution.

The FDA’s Pre-clinical and IND Requirements.   The first step to obtaining FDA approval of a new drug involves development, purification and pre-clinical testing of a pharmaceutically active agent in laboratory animals. Once sufficient pre-clinical data has been collected to demonstrate that the drug is reasonably safe for initial use in humans, an IND can be prepared and submitted to the FDA for review. In the IND review process, FDA physicians and scientists evaluate the proposed clinical trial protocol, chemistry and manufacturing control, pharmacologic mechanisms of action of the drug and toxicological effects of the drug in animals and in vitro. Within 30 days of the IND’s submission, the drug review division of the FDA may contact the filer regarding potential concerns and, if necessary, implement a clinical hold until certain issues are resolved satisfactorily. If it does not take any action, the filer may proceed with clinical trials on the 31st day.

Clinical Trials.   Clinical trials represent the ultimate pre-market testing ground for unapproved drugs, generally taking several years to complete. Before testing can begin, an institutional review board (IRB) must have reviewed and approved the use of human subjects in the clinical trial. During clinical trials, an investigational compound is administered to humans and evaluated for its safety and effectiveness in treating, preventing or diagnosing a specific disease or condition. The clinical trials consist of Phase I, Phase II, and Phase III testing. During clinical trials, the FDA and IRB closely monitor the studies and may suspend or terminate trials at any time for a number of reasons, such as finding that patients are being exposed to an unacceptable health risk. The results of clinical trials comprise the single most important factor in the approval or disapproval of a new drug.

BLA Review.   A BLA, requesting approval to market the drug for one or more indications, may be submitted to the FDA once sufficient data has been gathered through pre-clinical and clinical testing. A BLA includes all animal and human testing data and analyses of the data, as well as information about how the drug behaves in the human body and how it is manufactured. The BLA is reviewed by a team of FDA physicians, chemists, statisticians, microbiologists, pharmacologists and other experts, who evaluate whether the studies submitted show that the drug is safe and effective for its proposed use. The FDA reviewers may request further information, consult with outside experts or disagree with the filer’s findings or interpretation of the data. Each reviewer prepares a written evaluation, and the reviewing team discusses the evaluations. Accelerated approval may be given to some new drugs for serious and life-threatening illnesses that lack satisfactory treatments. At the end of its review, the FDA may approve the new drug to be marketed or decide that a new drug is “approvable” or “not approvable.” In either of the latter cases, the filer may meet with FDA officials to discuss and correct deficiencies.

Pervasive and Continuing Regulation in the United States.   After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

•
The FDA’s current good manufacturing practice regulations require manufacturers, including third party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

•
Labeling regulations and the FDA prohibitions against the promotion of drug for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

•	Clearance or approval of product modifications or use of the drug for an indication other than approved in the BLA;

•	Adverse drug experience regulations, which require us to report information on rare, latent or long-term drug effects not identified during pre-market testing;

•	Post-market testing and surveillance requirements, including Phase IV trials, when necessary to protect the public health or to provide additional safety and effectiveness data for the drug; and

•	The FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new clearance or approval, for which it may be possible to submit a 505(b)(2) BLA, referring to pre-clinical and certain clinical studies presented in the drug’s original BLA, accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes.

Fraud and Abuse Laws in the United States.   A variety of U.S. federal and state laws apply to the sale, marketing and promotion of drugs that are paid for, directly or indirectly, by U.S. federal or state healthcare programs such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the United States Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by drug manufacturers. Violation of these laws may result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from U.S. federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by U.S. federal agencies.

Anti-Kickback Statutes in the United States.   The U.S. federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a U.S. federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under U.S. federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other U.S. federal healthcare programs. In addition, some kickback allegations have been claimed to violate the United States False Claims Act (as discussed below).

The U.S. federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the U.S. Department of Justice.

Many states have adopted laws similar to the U.S. federal anti-kickback statute. Some of these state prohibitions are broader than the U.S. federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business.

United States False Claims Act.   The United States False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the U.S. federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The U.S. federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the United States False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these U.S. federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Several drug manufacturers have been prosecuted under the false claims laws for allegedly providing free drugs to physician customers with the expectation that the physician customers would bill U.S. federal programs for the product. In addition, several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.

United States Health Insurance Portability and Accountability Act of 1996.   The United States Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a new U.S. federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a U.S. federal healthcare offense.

Regulations in Europe.   In Europe, a company must obtain authorization from the European Agency for the Evaluation of Medicinal Products, commonly known as the European Medicines Evaluation Agency (EMEA) before marketing medicinal products. Authorization can be obtained through either the (i) “centralized” procedure, with applications made directly to the EMEA leading to the grant of a European marketing authorization by the European Commission, or (ii) “mutual recognition” procedure, in which applications are made to one or more Member States leading to national marketing authorizations mutually recognized by other Member States. Even after a company receives marketing authorization, EU law regulates the distribution, classification for supply, labeling and packaging, and advertising of medicinal products for human use. The EU also regulates the manufacture of medicinal products, requiring Good Manufacturing Practice requirements (cGMP) set forth in the Quality System regulation. EU pharmacovigilance directives and regulations require a company to establish post-market surveillance systems that include individual adverse reaction case reports, periodic safety update reports, and company-sponsored post-authorization safety studies. If a medicinal product’s overall risk and benefit profile is found to have changed significantly for any reason, it may be required to be varied, withdrawn, or have its use suspended.

Regulations in Israel.   The Company's clinical operations in Israel also are subject to approval by Israel’s Ministry of Health and the Helsinki Committee of each medical institution in which a clinical study is conducted. All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Studies Involving Human Subjects, 1980), including amendments and addenda thereto, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health (the "Guidelines") and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the Ministry of Health. The Helsinki Committee will not approve the performance of the medical study unless it is satisfied that it has advantages to the study participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical study. The relevant hospital director, and the Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Helsinki Declaration or to other regulations. The Ministry of Health also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, which we refer to as the “Research Law”, recipients of grants from the OCS, or, the "Recipient Company(ies)", are subject to certain obligations under the Research Law. The pertinent obligations are as follows: (i) the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of  products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Research Law, up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the Research Law); (ii) Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these OCS grants outside of the State of Israel without receiving the OCS prior approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate). If the Recipient Company receives approval to manufacture the products developed with government grants outside of Israel, it will be required to pay an increased total amount of royalties to OCS, up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as at a possibly increased royalty rate. A Recipient Company also has the option of declaring in its OCS grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. On January 6, 2011, the Knesset (the Israeli Parliament) passed an Amendment to the Research Law (the "Amendment"), under which it is clarified that even in the case where approval has been granted to manufacture outside Israel within the framework of approval of an R&D plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e. at a rate of up to 10%), a company is obligated with regard to the transfer of manufacturing outside of Israel, to pay increased royalties to the State of Israel, at the rates set forth in the Research Law; (iii) under the Research Law, the Recipient Company is prohibited from transferring OCS-financed technologies and related intellectual property rights outside of the State of Israel except under limited circumstances, and only with the approval of the Research Committee of the OCS and subject to certain payment to the OCS calculated according to formulae provided under the Research Law (as further detailed below); and (iv) any change of control in the Recipient Company and any change of ownership of the Recipient Company's ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the OCS.

The restrictions under the Research Law will continue to apply even after our Company will repay the full amount of royalties payable pursuant to the grants.

The Company may not receive the required approvals for any proposed transfer and, if received, it may be required to pay the OCS a portion of the consideration that it receives upon any sale of such technology to a non-Israeli entity. The scope of the support received, the royalties that the Company has already paid to the OCS, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS (as further detailed below). No assurances can be made that approval to any such transfer, if requested, will be granted.

In general, the Research Committee may approve transfer of know-how created in whole or in part in connection with OCS funded project to third party outside of Israel, in limited circumstances as follows:

•
The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. In addition, if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the Research Committee may approve such transfer in special cases without requiring a redemption fee payment.

•
The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. Such new formula enacted lately in the framework of the Amendment and came into effect on November 5, 2012 when the new Regulations for the Encouragement of Research and Development in the Industry (the Maximum Payment for the Transfer of Know-How in Accordance with Section 19B(b)(1) and (2)), 2012 (the "Cap Regulations") were promulgated.

•
The Cap Regulations establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the number of R&D employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable.

•
In the event of an exchange of know-how such that in exchange for the transfer of know-how outside of Israel, the recipient of the know-how transfers other know-how to the company in Israel in a manner in which the OCS is convinced that the Israeli economy realizes a greater, overall benefit from the exchange of know-how.

The State of Israel does not own intellectual property rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. OCS approval is not required for the export of any products resulting from the research or development. In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us in respect of the amount of our payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our Company.

4.C.           Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
BioCancell Therapeutics Inc.*	Delaware, U.S.
BioCancell Therapeutics Israel Ltd.	Israel

*The entity was dissolved on December 28, 2012. For more information, see Item 4A.: History of the Company.

4.D.         Property, Plant and Equipment

Our offices are located at Har Hotzvim, Jerusalem, in buildings in which we lease a total space of 183 square meters for a term expiring in September 2013.  The office address is Beck Science Center, 3rd Floor, 8 Hartom St, Jerusalem 9777508 Israel.  Our annual rent under the lease is NIS 192,000 plus VAT. Most of our research and development activities are conducted in the research laboratories of the Hebrew University of Jerusalem.

Item 4A. Unresolved Staff Comments

N/A

Item 5. Operating and Financial Review and Prospects

Certain information contained in or incorporated by reference in the following Operating and Financial Review and Prospects contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning the future of our industry, the progress of our product development, including research and development and clinical trials, and financing strategy. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including those discussed in the section entitled “Risk Factors,” and elsewhere in this Annual Report on Form 20-F. In some cases, these statements can be identified by terminologies such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” should,” “plans,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential” other similar terms or the negative of these terms. Although we believe that the assumptions underlying the forward-looking statements contained in this Annual Report on Form 20-F are reasonable, they may be inaccurate and actual results could differ materially from those projected. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that the results or conditions described in such statements will be achieved. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

We focus our activities on the research and development of drugs for the treatment of various cancer types. The leading drug candidate developed by us, BC-819, has been tested for a number of cancer types in pre-clinical animal studies, compassionate use human trials and Phase I/IIa clinical trials. We are now performing a Phase IIb clinical trial on pancreatic cancer patients, Phase IIb clinical trial on bladder cancer patients, and a Phase I/IIa clinical trial on ovarian cancer patients.

We are a development stage company. Therefore, there is no certainty regarding our ability to complete the development of any of our product-candidates, receive regulatory permits and succeed in our marketing efforts. Our operations since inception have been directed primarily toward developing research and development activities, conducting pre-clinical and clinical testing of our product candidates, business strategies, raising capital, exploring marketing channels and recruiting personnel.

From our inception, we have raised a cumulative net amount of NIS 109,749 thousand, including amounts received as a result of the exercise of options by our employees, directors and consultants.

Private Offerings

Since the issue of the Company’s securities to the public for the first time, in August 2006, the Company has conducted several rounds of private issues, as detailed below:

i.	In May 2008, the Company issued 650 thousand shares to CBI, for an overall consideration of NIS 2,288 thousand (at a price of NIS 3.52 per share).

ii.
In July 2008, the Company issued to CBI, Tikcro Technologies Ltd. (hereinafter: "Tikcro") and the Provident Fund for Employees of the Hebrew University of Jerusalem Ltd. (collectively, The "2008 investors"), together, approximately 1,223 thousand shares as well as warrants that are not registered for sale for the purchase of 6,281 shares in the Company, at an exercise price of between NIS 0.42 and NIS 0.87.1 In addition, the Company received convertible loans from the 2008 investors, in the total amount of $2.92 million, which, together with part of the interest which was added to the principal in lieu of immediate payment, were convertible into up to 14,181 thousand shares in the Company at a conversion price of NIS 0.87 per share2. The overall consideration for the Company within the framework of the 2008 investment, which is described above, amounted to $3,650 thousand (approximately NIS 12,650 thousand).

iii.
In March 2010, the Company issued a total of approximately 4,158 thousand shares in the Company, par value $0.01 each, to private and qualified investors, at a price of NIS 2.95 a share and for an overall consideration of NIS 12,265 thousand. In accordance with the terms of the issue, the investors were allocated 4,158 thousand warrants, which are convertible into shares of the Company at an exercise price of NIS 4.25 per share for a period of 4 years, for no additional consideration.

iv.
In January 2012, the Company issued a total of approximately 11,144 thousand shares of the Company, par value $0.01 each, to private and qualified investors, at a price of NIS 1.00 a share and for an overall consideration of NIS 11,144 thousand.

v.
On May 13, 2012, the Company signed an agreement with CBI in accordance with which, as Tikcro decided not to convert the convertible loan that it made available to the Company in July 2008 into shares of the Company, and the loan from Tikcro became repayable on July 30, 2012, CBI invested an identical amount in the Company to the balance of the loan from Tikcro – an amount of approximately $2,481 thousand, in consideration for the allocation of approximately 10,732 thousand shares of the Company at a price of NIS 0.87 per share. The consideration was used solely and exclusively for the repayment of the loan from Tikcro.

vi.
In addition, on July 30, 2012, CBI and the Provident Fund converted their convertible loans at a conversion price of NIS 0.87 per share, receiving in total approximately 4,937 thousand shares against the loan (principal and interest) in a cumulative amount of approximately $1.14 million.

Public Offerings

In August of 2006, we issued securities on the TASE for the first time, consisting of shares, warrants (Series 1) and warrants (Series 2) to the public, as a means of financing the Company's operations. The gross consideration for the issuance of the securities amounted to approximately NIS 24,640 thousand.

In October of 2009, we published, in Israel, a shelf prospectus, in accordance with which we could offer: regular shares in the Company of 0.01 Dollar each and warrants (Series 3 to 7). In November 2010, we published a first shelf offer report under the shelf prospectus, within the framework of which 5,634,970 regular shares, 2,817,485 warrants (Series 3) and 2,817,485 warrants (Series 4) were actually issued. The immediate gross consideration that we amounted to NIS 18,595 thousand. During the course of the reporting period no warrants (Series 3) and (Series 4) were exercised and neither were convertible securities converted into shares.

In 2009, the Company sold a total of approximately 1,813 thousand treasury shares on the TASE, for an overall net consideration of NIS 6,127 thousand.

1
The original exercise price was set at $0.716 per share, however this was reduced under protection mechanisms that were set in the terms of the warrants. The price was reduced to NIS 0.42 for CBI and NIS 0.87 for the other investors, however Tikcro has notified the Company of a claim, subject to arbitration, which, if successful, would reduce the price for all investors to NIS 0.42.

2	The original conversion price was set at $0.716 per share, however this was reduced to NIS 0.87 per share under protection mechanisms that were set in the terms of the convertible loans.

After the Merger, in which the common stock of the predecessor entity, BTI, was exchanged for ordinary shares of BioCancell Ltd, a public offering took place on November 12, 2012. The Company issued 37,362,000 shares to investors at a price of NIS 0.42 each, raising a gross total of NIS 15,692,040 (approximately $4,025,000), of which 36,905,000 shares were purchased by CBI, the Company’s largest shareholder and controlling party.

General Overview

As a result of the Merger, no change was experienced in our operations, nor in the interests of the existing shareholders, nor any material change in the financial statements. We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2012, aggregated NIS 112,754, and we expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidates for the market. We believe that we have sufficient cash to meet our planned operating needs until May 2013, based on our current cash levels.

We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product-candidates and various other factors. The continuation of our stages of development and the realization of assets related to our planned activities depend on future events, including the receipt of interim financing and achieving operational profitability in the future. It is not possible to forecast accurately the results of these activities.

The biotechnology industry is characterized by strong competition, resulting in part from frequent technological changes. Entry into this market requires the investment of significant capital resources and continuous development. Our future success is dependent on several factors, including the quality of our product's technology, the product's price, and the creation of an advantage over the competition.

 Our research and development activities are carried out by our Israeli subsidiary primarily through a laboratory research team in the Hebrew University of Jerusalem. The laboratory is managed by our Chief Scientist, Prof. Abraham Hochberg. All of our assets are presently situated in Israel.

Costs and Expenses

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs comprise costs incurred in performing research and development activities, including salaries and related costs, consultants and sub-contractors costs, clinical trials costs, patent fees, materials and depreciation costs. Completion of our research and development projects is subject to a number of factors unknown and/or not under our control, including, but not limited to, clinical trial expectations of the FDA, the participation of sufficient volunteers that meet inclusion criteria in clinical trials and the required granting of final market approval by the FDA. Therefore, the nature and scope of costs needed to bring each of these projects to conclusion is not estimable. If the bladder cancer trials conclude successfully, we expect to receive final FDA approval and commence sales in 2017. On account of anticipated FDA fast-track development for life-saving drugs, we expect the ovarian and pancreatic cancer trial projects to conclude by 2018, and if successful, for sales to commence shortly thereafter. Delays in completing a project on schedule would entail additional operating costs for the period of delay, and could adversely affect our liquidity in the pre-sales period.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation, travel and overhead costs for financial, legal and administrative personnel, insurance fees, fees for professional services, including investor relations, public relations, legal, accounting and other consulting fees and other general corporate expenses. Overhead costs consist primarily of rent, telecommunications, utilities and depreciation expenses.

Share Option-Based Compensation

New employees typically receive share option awards. We also grant additional share option awards to existing employees and directors. The Company records option-based compensation as an expense in the statement of operations.

The cost of share option-based compensation awards is measured at their fair value at the date of the award. Fair value is determined using the Black-Scholes-Merton option pricing model. We have accounted for share-based compensation in this way from our inception.

Non-operating expenses (income), net

Non-operating expenses (income), net consists primarily of interest income, net which primarily consists of interest income earned on cash, cash equivalent, interest on convertible notes, fair value adjustments of our warrants and liability for commission to underwriters and foreign currency exchange gains and losses.

Income Tax Expense

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not more likely than not to be realized. ASC subtopic 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Results of Operations

5.A.         Operating Results

Years Ended December 31, 2012, 2011 and 2010

Research and Development Expenses

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
	NIS thousands	NIS thousands	NIS thousands

Research and Development Expenses, Gross	15,718	14,083	8,079
Research and Development Expenses, Net	13,782	12,585	6,581

Research and development expenses, gross, increased by approximately NIS 1,635,000 or 11.6%, to NIS 15,718,000 for the year ended December 31, 2012 from NIS 14,083,000 for the year ended December 31, 2011. Research and development expenses, net, increased by approximately NIS1,197,000 or 9.5%, to NIS 13,782,000 for the year ended December 31, 2012 from NIS 12,585,000 for the year ended December 31, 2011. The increase was due to an increase in expenses on account of purchase of material for our Phase IIb pancreatic cancer clinical trial, offset by a decrease in bladder cancer clinical trial expenses resulting from completion of that trial and a decrease in ovarian cancer clinical trial expenses.
        Research and development expenses, gross and net, increased by approximately NIS 6,004,000 or 74%, to NIS 14,083,000 for the year ended December 31, 2011 from NIS 8,079,000 for the year ended December 31, 2010. Research and development expenses, net, increased by approximately NIS 6,004,000 or 91%, to NIS 12,585,000 for the year ended December 31, 2011 from NIS 6,581,000 for the year ended December 31, 2010.

The following table summarizes information about our research and development expenses:

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands
Research
Consultants and subcontractors	1,008	694	740
Salaries and related expenses	1,479	1,302	753
Patents	660	874	619
Materials	1,063	606	374
Vehicle maintenance	76	80	74
Depreciation and amortization	96	99	113
Other	26	38	33

	4,408	3,693	2,706

Clinical trials
Salaries and related expenses	1,844	1,970	1,368
Trial management	6,090	5,236	2,131
Materials	2,961	1,937	387
Vehicle maintenance	262	268	228
Other	153	263	96
Repayment of grant from BIRD Foundation
and other expenses	-	716	1,163

	11,310	10,390	5,373

Total research and development expenses	15,718	14,083	8,079

Less: grants from the Chief Scientist, BIRD
Foundation and Jerusalem Development
Authority	(1,936)	(1,498)	(1,498)

	13,782	12,585	6,581

General and Administrative Expenses

	For the Year Ended December 31,2012	For the Year Ended December 31,2011	For the Year Ended December 31,2010
	NIS thousands	NIS thousands	NIS thousands

Research and Development Expenses, Gross	5,651	7,444	7,255

General and administrative expenses decreased NIS 1,793,000, or 24%, to NIS 5,651,000 for the year ended December 31, 2012 from NIS 7,444,000 for the year ended December 31, 2011. The decrease was due to decrease in restructuring expenses, decrease in professional and consulting, fees and decrease in salaries and related expenses, including directors' fees.

General and administrative expenses decreased NIS 189,000 or 2.6%, to NIS 7,444,000 for the year ended December 31, 2011 from NIS 7,255,000 for the year ended December 31, 2010.

The following table summarizes information about our general and administrative expenses:

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Share-based payment in respect of options granted to employees and directors	95	465	1,061
Salaries and related expenses, including directors’ fees	2,215	2,682	2,951
Professional and consulting fees	1,702	2,317	1,925
Restructuring expenses	381	715	-
Office expenses	74	55	47
Vehicle maintenance	231	328	328
Overseas travel	-	12	65
Communications expenses	105	148	151
Rental fees and maintenance	320	285	280
Meals, refreshments and gifts	50	58	34
Books and seminars	31	24	40
Insurance	131	131	125
Advertising	57	34	62
Fees	170	97	38
Other	89	93	148

	5,651	7,444	7,255

Non-operating expenses, net

Non-operating expenses, net, increased by NIS 7,298,000, to expenses of NIS 4,750,000 for the period ended December 31, 2012 from income of NIS 2,548,000 for the period ended December 31, 2011. The increase in non-operating expenses, net, resulted from increase in fair value adjustment of our warrants and convertible notes. The adjustment of our warrants and convertible notes were change in our stock price and the implied volatility of the underlying stock. An increase in the price of our common stock, among other factors, increases the value of the warrants and thus results in a loss in our income statement. Conversely, a decline in the price of our common stock would decrease the value of the warrants and thus result in a gain in our statement of operations.

Non-operating expenses, net, increased by NIS 6,303,000, to expenses of NIS 2,548,000 for the period ended December 31, 2011 from income of NIS 8,851,000 for the period ended December 31, 2010. The increase in non-operating expenses, net, resulted from increase in fair value adjustment of our warrants and convertible notes. The adjustment of our warrants and convertible notes were due mainly to the change in our share price and the implied volatility of the shares underlying the warrants and convertible notes. An increase in the price of our common shares, among other factors, increases the value of the warrants and thus results in a loss in our income statement. Conversely, a decline in the price of our common stock would decrease the value of the warrants and thus result in a gain in our statement of operations.

         The following table summarizes information about our non-operating expenses (income), net:

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Finance income	(209)	(320)	(80)
Finance expense	957	1,592	425
Net change in fair value of financial
instruments designated as fair value
through the Statement of Operations	4,002	(3,820)	(8,506)

Finance expense (income), net	4,750	(2,548)	(8,851)

The following table shows the changes in the underlying parameters used in the valuation of the Warrants:

	As of December 31, 2012	As of December 31, 2011
Stock price	NIS 0.464	NIS 1.097
Conversion price	0.42-0.87 NIS	$0.716
Representative exchange rate of shekel/dollar	-	NIS 3.821/$1
Rate of dollar interest	1.71%	0.7%-0.19%
Company's volatility	1.04%	56.08%-60.94%

The primary drivers of change in the fair value of the warrants have been changes in the Company’s share price and its historical volatility, as well as the diminishing lifespan of the warrants.

Income Tax (Expense) Benefit

A.	Details on the tax environment in which the Group operates

(1)	BioCancell Ltd. is taxed under the tax laws in Israel.

BioCancell US was taxed under the tax laws in U.S. and Israel.

BioCancell Therapeutics Israel Ltd. is taxed under the tax laws in Israel.

   (2)    Amendments to the Income Tax Ordinance and the Real Estate Betterment Tax

a.
On July 14, 2009, Israel’s parliament (the Knesset) passed the Economic Efficiency Law (Legislative Amendments for Implementation of Economic Plan for Years 2009 and 2010), 2009, which provided, inter alia, an additional gradual reduction of the corporate tax rate to 18% in the 2016 tax year and thereafter.  According to the said amendments, the corporate tax rates in effect in the 2009 tax year and thereafter are as follows: in 2009 tax year – 26%, in 2010 tax year – 25%, in 2011 tax year – 24%, in tax year 2012 – 23%, in 2013 tax year – 22%, in 2014 tax year – 21%, in 2015 tax year – 20% and in 2016 tax year and thereafter – a corporate tax rate of 18% will be in effect.

On December 5, 2011, the Knesset passed the Amendment to the Tax Burden Law (Legislative Amendments), 2011.  According to the Law, the tax reduction, prescribed in the Economic Efficiency Law, as above, was cancelled, and the corporate tax rate will be 25% commencing the tax year 2012 and thereafter.

b.
On February 4, 2010, the Amendment to Income Tax Ordinance (No. 174 – Temporary Order regarding Tax Years 2007, 2008 and 2009), 2010 was published in the Gazette (hereafter – "Temporary Order").  According to the Temporary Order, when determining taxable income in the years 2007-2009, Accounting Standard No. 29 – "Adoption of International Financial Reporting Standards (IFRS)" (hereafter – "Standard 29") shall not apply, even if applied for the purposes of financial statement preparation.  On January 12, 2012, Amendment 188 to the Ordinance was published, in which the Temporary Order was amended, so that Amendment 29 also will not apply when determining taxable income in 2010 and 2011.  The effect of the Amendment to the Ordinance on the financial statements is not material, since the Group has sustained losses.

B.           Tax assessments

BioCancell Therapeutics Israel Ltd. has assessments deemed final for the tax years through 2010, inclusive, and final withholding tax assessments for the tax years through 2010, inclusive.

BioCancell US has no tax assessments considered final.

The Company has no tax assessments considered final.

C.           Tax loss carryforwards

(1) Company – According to Israeli tax laws, the Company has tax loss carryforwards totaling NIS 0.5 million.

(2)      BioCancell US (according to US tax laws) has NOL carryforwards amounting to NIS 5 million, which may be offset until 2025-2031 (the Company has a liquidation certificate).  The Company assesses that these NOL carryforwards will not be utilized in the future.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating loss (NOL) carryforwards and tax credits in the event of a change in the corporation's ownership.  Thus, in the wake of changes in the Company's stockholders over the years, the Company's ability to utilize its NOL carryforwards may be limited.

(3)      Likewise, according to Israeli tax laws, BioCancell US has tax loss carryforwards totaling NIS 14 million, with no limit on the time period for utilization.  The Company assesses that these loss carryforwards will not be utilized in the future.

(4) BioCancell Therapeutics Israel Ltd. has NOL carryforwards for next year reaching NIS 77 million as of the balance sheet date, and capital loss carryforwards of NIS 5 million (December 31, 2011 – NIS 65 million).

5.B.       Liquidity and Capital Resources

      We are a development-stage company and have not experienced significant revenue-generating activities since our formation. We have incurred operating losses for each year since our inception in 2004. To achieve operating profits, we, alone or together with others, must successfully identify, develop and market product-candidates. Our principal activities, from the beginning of our development stage, have been organizational matters, issuance of stock, product research and development, fundraising and market research. We have financed our operations from inception primarily through various private placement transactions, public offerings of our common stock, and option exercises.

      We are currently operating under a material liquidity deficiency. We believe that we have sufficient cash to meet our planned operating needs until May 2013, based on our current cash levels. We therefore will need to raise substantial additional capital through future equity or debt financing to finance our initiatives and are currently evaluating potential alternatives.

       Our board of directors has authorized our management to raise additional capital funds at terms to be approved by the board. The fundraising may be subject to stockholder approval by special majority and Tel Aviv Stock Exchange approval to register the securities to be issued.

        In the near term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we expect to incur in developing our product candidates and the general and administrative expenses we expect to incur.  Our research and development activity is subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization, and we may be unable to obtain regulatory approval for any of our prospective therapeutic products.

	For the Year Ended December 31,2012	For the Year Ended December 31,2011	For the Year Ended December 31,2010
	NIS thousands	NIS thousands	NIS thousands
Net cash used in operating activities	(19,269)	(18,808)	(7,110)
Net cash provided by (used in) investing activities	(2,241)	7,025	28,342
Net cash provided by financing activities	26,315	333	12,374

As of December 31, 2012, we had NIS 5,724,000 in cash and cash equivalents, an increase of  NIS 919,000 from December 31, 2011.

5.C.         Research and development, patents and licenses, etc.

For a description of the Company's research and development policies for the last three years, see Item 4B: Business Overview.

5.D.         Trend Information

Not applicable.

5.E.          Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

5.F.          Tabular Disclosure of Contractual Obligations

As of December 31, 2012, we had contractual obligations as described in the following table:

Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	NIS 219,000	NIS 219,000	-	-	-
Purchase Obligations	NIS 560,000	NIS 560,000	-	-	-
Other Long Term Liabilities*	NIS 2,403,000	NIS 1,266,000	NIS 1,137,000	-	-
Total*	NIS 3,182,000	NIS 2,045,000	NIS 1,137,000	-	-

* Including long-term derivatives for which no cash expense is expected.

Item 6. Directors, Senior Management and Employees

6.A.         Directors and Senior Management

The following is the list of senior management and directors as of the date of this Annual Report on Form 20-F:

Name	Age	Position
Jonathan Burgin	51	Chief Executive Officer
Abraham Hochberg	74	Chief Scientific Officer and Director
Monique Ben-Am	60	Vice President of Clinical Development
Michal Gilon Ohev-Zion	35	Vice President of Research and Development
Or Dolev	35	Controller
Aharon Schwartz	70	Chairman of the Board of Directors
Ofer Goldberg	40	Director
Gil Milner	46	Director
Hanoch Rappaport(1)	46	Director
Orly Yarkoni(1)	57	External Director
David Schlachet(1)	67	External Director
_________________
(1)  Member of the Audit and Compensation Committees

Mr. Ruben Krupik did not stand for re-election to our board of directors (the "Board") in 2012 and so ceased to serve as a director effective December 31, 2012. Mr. Aviv Boim resigned from the Board on August 30, 2012.

The following is a brief account of the education and business experience during the past five years of each member of the board of directors ("Board Member") and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Jonathan Burgin, Chief Executive Officer

Mr. Burgin has served as Chief Executive Officer of the Company since June 2012, and was previously Chief Financial Officer of the Company from June 2011. Mr. Burgin has been Chief Financial Officer of Radcom, Ltd. (NASDAQ: RDCM), a service assurance provider, since 2006, and was CFO of XTL Biopharmaceuticals (TASE: XTL, Pink Sheets: XTLBY), a drug development company, from 1999 to 2006, where he took an active part in the process of listing its shares on the NASDAQ, London Stock Exchange, and TASE and in raising $113 million in four financing rounds. Between 1997 and 1999, he was CFO of YLR Capital Markets, a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

Prof. Abraham Hochberg, Chief Scientific Officer and Director

Professor Hochberg has served as the Company's Chief Scientific Officer since December, 2005, and as a member of the Company's Board since March of 2006. He served as the chairman of the Board between July, 2006, and October, 2009. Professor Hochberg has been a biochemist and molecular biologist at the Department of Biological Chemistry at the Hebrew University of Jerusalem for the past 48 years. Professor Hochberg is recognized as a world-leading expert on the H19 gene and is considered to have made many seminal contributions in the fields of imprinted genes, the H19 gene, the IGF2 gene and oncology. Professor Hochberg earned a Ph.D. in Molecular Biology, summa cum laude, from the Hebrew University of Jerusalem. He also holds a B.A. in Archeology from the Hebrew University of Jerusalem. Our technology is based on more than 15 years of Prof. Hochberg’s research; thus, he is qualified to serve on the Board by virtue of his unparalleled understanding of our business.

Monique Ben-Am, Vice President of Clinical Development

Ms. Ben-Am has been our VP Clinical Development since June 2011, after attaining more than 25 years of experience in the pharmaceutical industry. Prior to joining the Company, Monique was Director of Global Operations Management & Resources, Global Clinical Operation, Global Innovative R&D at Teva Pharmaceuticals, Ltd. (NASDAQ: TEVA, TASE: TEVA), where she managed an international group of Global Operations Managers responsible for multiple sclerosis, ALS, Parkinson's Disease, Crohn's Disease and oncology clinical trials. Previously, she was VP Clinical Affairs at TopSpin Medical Ltd., after many years with Novartis Pharma AG in Switzerland and the U.S., having served in a variety of positions. While working at Novartis' Oncology Business Unit, she managed and completed a number of clinical trials leading to the approval of the oncology blockbuster drug Glivec, the Glivec Expanded Access Program including over 7000 patients in 37 countries, and the Glivec International Patient Access Program (GIPAP) providing access to thousands of patients in the developing world. She holds a B.Sc. in Agriculture from the Hebrew University of Jerusalem, Israel, and an M.Sc. in Physiology and Pharmacology from the Tel Aviv University.

Dr. Michal Gilon Ohev-Zion, Vice President of Research and Development

Dr. Gilon Ohev-Zion has been our VP Research and Development since February 2013. She was previously an investigator and teaching assistant at the Hebrew University of Jerusalem. She holds a B.Sc., M.Sc. and Ph.D., all in biology from the Hebrew University of Jerusalem, as well as having performed post-doctoral research there.

Or Dolev, Controller

Mr. Dolev has served as our Controller since September 2008. He was previously an auditor at BDO. Mr. Dolev holds a B. A. in Business Administration (Accounting) from the Ono Academic College, and is a CPA.

Dr. Aharon Schwartz, Chairman of the Board of Directors

Dr. Schwartz has served as a director of the Company since November 2011, and as Chairman of the Board since May 2012. He was employed with Teva Pharmaceutical Industries Ltd from 1975 until his retirement in 2011. His most recent titles included Vice President of Innovative Ventures, Vice President of Strategic Business Planning and New Ventures and Vice President of Teva’s Global Products Division, and he was the Vice President of Teva’s Copaxone Division from 1995 to 1999. From 1993 to 1995, Dr. Schwartz served as the Vice President of Business Development and Export Division and also served as the Head of the Pharmaceutical Division from 1989 to 1993. He is the Chairman of BioLineRX, and is a director at CBI, D-Pharm, MediWound and, CureTech. He holds a Ph.D. in Organic Chemistry from the Weizmann Institute, an M.Sc. in Chemistry from the Technion, and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem, and is qualified to serve on our Board by virtue of his vast experience in the field of drug development.

Ofer Goldberg, Director

Mr. Goldberg has served as a director of the Company since March, 2011. He is a Vice President at CBI and involved in the business strategy and development of technology of CBI’s portfolio companies, and was previously an analyst and equity funds manager. He serves on boards of directors of a number of biomed companies, including D-Pharm Ltd. (TASE: DPRM), Biokine Therapeutics Ltd., ProtAb Ltd., Vacciguard Ltd and Iluten Ltd. He holds an M.A. in Economics and Finance from Tel Aviv University and a B.Sc. in Physics and Mathematics from the Hebrew University of Jerusalem. Mr. Goldberg is qualified to serve on our Board by virtue of his experience in the field of biotechnology startup firms.

Hanoch Rappaport, Director

Mr. Rappaport has served as a director of the Company since November, 2004. Mr. Rappaport serves as the Chief Financial Officer of the Provident Fund of the Employees of the Hebrew University of Jerusalem Ltd. Mr. Rappaport also served as corporate credit officer at Bank Hapoalim. Mr. Rappaport currently serves as Investment Manager at A. Heifetz & Co. Mr. Rappaport holds a B.A. in Economics and Political Science from Bar-Ilan University and an M.B.A. from the Tel Aviv International School of Management. Mr. Rappaport is qualified to serve on the Board by virtue of his financial knowledge and experience.

Gil Milner, Director

Mr. Milner has served as a director of the Company since November, 2012.  He has been the CFO and Comptroller of Clal Biotechnology Industries since 2007 and a board member of several CBI portfolio companies. Prior to that, he served as Vice President and Comptroller for Clal Industries & Investments and as board member of CII's portfolio companies. Mr. Milner earned a B.A. in Accounting and Economics from Bar Ilan University. Mr. Milner is qualified to serve on the Board by virtue of his financial knowledge and experience, especially in the field of biotechnology startup firms.

Orly Yarkoni, External Director

Orly Yarkoni has served as a director of the Company since January, 2010, and is deemed independent under Israeli law. She has amassed over 20 years in the insurance industry, most recently as Chief Executive Officer of Yashir - I.D.I. Insurance Co., Ltd. She has served as a member of the Board of Governors of the ISA, and currently serves as a director of Peninsula Finance, Ltd., Menorah Mivtachim Insurance, Ltd., Ma'ayanot Eden, Ltd. Plasto-Sac, Ltd. and Amot Investments, Ltd. Ms. Yarkoni holds a B.Sc. (cum laude) in Mathematics from the Hebrew University of Jerusalem, Israel, and is a member of the Israeli Association of Actuaries. Ms. Yarkoni is qualified to serve the Board by virtue of her vast business knowledge and experience, especially with publicly-traded companies.

David Schlachet, External Director

David Schlachet has served as a director of the Company since January, 2010, and is deemed independent under Israeli law. He was previously Chief Executive Officer of Syneron Medical Ltd., Managing Partner of Biocom (a venture capital fund specializing in the life sciences area), senior VP and Chief Financial Officer of Strauss Elite Holdings, VP Finance & Administration of the Weizmann Institute of Science, and Chief Executive Officer of the Weizmann Institute's technology transfer company, Yeda R&D Co. Ltd.

Mr. Schlachet serves as an independent director on the board of the TASE and as a director and audit committee member of the TASE Clearing House. He is a director of NASDAQ-listed, EzChip Semiconductor Ltd. and Syneron Medical Ltd., and of TASE-listed Taya Investments Ltd., Mazor Surgical Technologies Ltd. and Adgar Investments and Developments Ltd., as well as several privately-owned companies. He was previously active chairman of both Harel Capital Markets Ltd., and Elite Industries, Ltd. Mr. Schlachet holds an M.B.A in Finance from Tel-Aviv University, and a B.Sc. in Chemical Engineering from the Technion. Mr. Schlachet is qualified to serve on the Board by virtue of his vast business, scientific and finance knowledge and experience, particularly with biotechnology start-up companies.

6.B.	Compensation

Summary Compensation

The following table and subsequent narratives sets forth the aggregate cash compensation paid to the five highest paid employees of the Company during the 2012 fiscal year:

Name and Position	Salary Cost (NIS)	Bonus (NIS)	Equity-Based Awards (NIS)	All Other Compensation (NIS)	Total (NIS)
Jonathan Burgin, CEO (CFO until June 2012)	744,911 NIS	74,000 NIS	107,178 NIS	-	926,090 NIS
Monique Ben-Am, VP Clinical Development	666,838 NIS	52,500 NIS	89,915 NIS	-	809,253 NIS
Avraham Hochberg, Chief Scientist	620,607 NIS	6,335 NIS	118,147 NIS	-	745,089 NIS
Uri Danon, CEO (until June 2012)	638,226 NIS	-	-	-	638,226 NIS
Patricia Ohana, VP Research & Development	396,411 NIS	-	19,877 NIS	-	416,288 NIS

Employment Agreements

Professor Abraham Hochberg

Generally.   On December 1, 2005, we entered into an employment agreement with Professor Abraham Hochberg pursuant to which he will serve as our Chief Scientist for a term of three years, which has twice been extended, and currently ends on November 30, 2014. Under the terms of this agreement, Professor Hochberg manages our research and development activities and reports these activities to our Board. We may terminate this agreement upon the provision of six months advance written notice. Professor Hochberg may terminate this agreement upon the provision of three months notice. We also may terminate this agreement for cause, meaning any of the following: (a) a material breach of Professor Hochberg’s obligations regarding confidentiality and non-competition, as set out in the agreement; (b) conviction of any felony involving moral turpitude affecting us; (c) any material breach of his employment agreement which has not been cured by him within 15 days after his receipt of notice from us, containing a description of the breach or breaches alleged to have occurred; (d) the habitual neglect or gross failure by Professor Hochberg to adequately perform the duties of his position; (e) any act of moral turpitude or criminal action connected to his employment with us; or (f) Professor Hochberg’s refusal to comply with or his violation of lawful instructions of our CEO or Board. In addition, we may terminate this agreement in the event that Professor Hochberg is prevented from continuing his employment with us due to medical reasons for 90 consecutive days or for an aggregate of 120 days per fiscal year, but in the event of such termination, Professor Hochberg will be entitled to receive three months additional salary from us and also severance payments in accordance with the Israeli Severance Pay Law. Professor Hochberg must maintain the confidentiality of all of our proprietary information that he receives through his employment with us.

Salary and Other Social Benefits.   Professor Hochberg’s salary is fixed at a monthly rate of NIS 36,000 (approximately $9,800). We also provide Professor Hochberg with social benefits such as a company car. Professor Hochberg is entitled to participate in our advanced studies fund and senior employees' insurance as well as annual leave and convalescence pay and sick leave. We reimburse Professor Hochberg for reasonable expenses incurred by him in the course of his employment with us.

Bonuses.   Under the terms of his employment agreement, Professor Hochberg is entitled to an annual bonus, determined at the discretion of our Chief Executive Officer, in consultation with our Board, and subject to applicable law. Because Professor Hochberg is one of our significant shareholders, payment of this bonus is subject to the approval of our audit committee, our Board and our shareholders.

In addition, Professor Hochberg receives a bonus of 7.5% of the amount of grants that we receive in which he is listed as the leading researcher in the research to be funded by such grants, and that are approved for our use by our Board, other than grants provided by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel.

Non-Competition and Non-Solicitation.   Under the terms of the employment agreement, Professor Hochberg may not offer or solicit any of our or our subsidiary’s employees, consultants, customers, suppliers, distributors, agents or contractors away from their dealings with us or our subsidiary during his employment and for 12 months after his employment terminates. Professor Hochberg has promised to cede to us all right, title and interest to any and all intellectual property created during his course of employment with us and has undertaken not to make use of it and not to compete with us for a period of twelve months after termination of his employment with us.

Agreement Regarding Allocation of Royalties With Yissum.  In accordance with the directives of the management of the Hebrew University of Jerusalem, any royalties that we pay pursuant to our exclusive license agreement with Yissum are allocated as follows: 40% to Professor Hochberg; 20% to Professor Hochberg's research laboratory; and 40% to Yissum and the Hebrew University of Jerusalem. For more information regarding this license agreement, see Item 10.C. Material Contracts.

Stock Option Grant. In 2008, we granted Prof. Hochberg options to purchase 120,000 ordinary shares at an exercise price of $0.597 per share. These options vested in twelve equal quarterly portions. In 2011, we granted Prof. Hochberg options to purchase 60,000 ordinary shares at an exercise price of NIS 2.85 per share. These options are vesting in sixteen equal quarterly portions, with the first portions vesting immediately on account of a delay in obtaining regulatory approval for the grant that was already approved by our Board in 2010. In 2012, we granted Prof. Hochberg options to purchase 300,000 ordinary shares at an exercise price of NIS 1.583 per share. These options have been vesting in 16 equal quarterly portions. Under the terms of the Merger, those options were converted to the same number of options to purchase the same number of ordinary shares under the 2011 BioCancell Compensation Plan.

Jonathan Burgin

Generally. On February 21, 2011, we entered into an employment agreement with Mr. Jonathan Burgin, 49, pursuant to which he serves as our Chief Financial Officer since June, 2011. Either we or Mr. Burgin may terminate this agreement upon the provision of 90 days advance written notice to the other party expressing an intention to terminate the agreement. We also may terminate this agreement for cause, defined in the agreement as including the following on the part of Mr. Burgin: (i) A fundamental breach of Mr. Burgin's employment agreement on his part; (ii) Performance of any act that entitles the Company legally to dismiss him without paying him any severance pay in connection with such dismissal; (iii) A breach of Mr. Burgin's duty of good faith to the Company; or (iv) Intentional gross misconduct in the performance of Mr. Burgin's obligations in a manner that causes (or is likely to cause) material harm to the Company.

Salary and Other Social Benefits.   The agreement provides Mr. Burgin with a monthly salary of NIS 37,000 (approximately $10,200), to be increased to NIS 43,000 (approximately $11,850) upon the consummation of a public offering by the Company on a U.S. stock exchange that raises at least $10 million (an "IPO Event"). We will also provide Mr. Burgin with other social benefits such as a company car, a laptop computer, a cellular telephone, and pension and similar payments. We will reimburse Mr. Burgin for reasonable expenses incurred by him in the course of his employment with us. Until an IPO Event, we have committed to pay Mr. Burgin an annual bonus of up to one monthly salary, the exact size of which will be determined by the achievement of pre-determined milestones by Mr. Burgin.

Non-Competition, Non-Solicitation and Confidentiality.   Under the terms of his employment agreement, Mr. Burgin must refrain from competing with us during the term of his employment and for one year from the date of termination of his employment with us. Further, during his employment and for one year after his employment terminates, Mr. Burgin may not offer or solicit any of our or our subsidiary’s employees away from their dealings with us or our subsidiary. He also must grant us all rights in any products that he develops during the course of his employment with us. In addition, Mr. Burgin must maintain the confidentiality of all proprietary information of ours that he receives through his employment with us.

Stock Option Grant.   Pursuant to the terms of Mr. Burgin's employment agreement, in 2011, we granted Mr. Burgin options to purchase 300,000 shares of our common stock at an exercise price of NIS 2.90 per share, pursuant to our 2007 Stock Option Plan, of which options to purchase 220,000 shares are vesting over the course of four years, and options to purchase 80,000 additional shares were to vest upon the achievement of a pre-determined milestone. As this milestone is not currently within the scope of the Company’s work plan, in March 2013, our Board of Directors resolved to change the vesting conditions, such that all options are vesting over the original course of four years. Under the terms of the Merger, those options were converted to the same number of options to purchase the same number of ordinary shares under the 2011 BioCancell Compensation Plan.

Director Compensation

Members of our Board who are independent directors (as defined in the Companies Law, namely Orly Yarkoni and David Schlachet) receive the fixed compensation established under Israeli regulations, NIS 31,700 per annum, plus NIS 2,120 per meeting (60% of such amount for participation via teleconference, and 50% of such amount for approving a written resolution).

Former director Aviv Boim who resigned from the Board in 2012, was paid a participation fee of NIS 1,800 per meeting, up to an annual limit of $6,000.

The Chairman of the Board, Dr. Aharon Schwartz, receives a monthly fee of NIS 30,000. In 2012, we granted Dr. Schwartz options to purchase 400,000 shares of our common stock at an exercise price of 0.99 NIS per share, pursuant to our 2007 Stock Option Plan, vesting over the course of four years. Under the terms of the Merger, those options were converted to the same number of options to purchase the same number of ordinary shares under the 2011 BioCancell Compensation Plan.

No other compensation was provided to directors for their service on our Board.

6.C.         Board Practices

For information regarding Board Members' terms of office and service contracts with the company, see Item 6.B. Compensation.

Committees of the Board; Audit Committee and Compensation Committee

The Board participates in establishing and reviewing corporate objectives and strategies, and evaluates and approves significant policies and proposed major commitments of corporate resources. Management keeps the directors informed of Company activity through regular written reports and presentations at Board and committee meetings.

In addition, our Board may designate committees of the Board, determine the obligations of any such committee and identify such powers as the Board may see fit to delegate to a committee in accordance with the applicable law.

Audit Committee

Under the Companies Law, our Board must appoint an audit committee comprised of at least three directors. The members of our audit committee must include two external directors under the Companies law, and a majority of its members must be independent. Certain individuals may not serve on the audit committee, including the chairman of our Board, any director who we employ or who provides services to us, a controlling shareholder or any other entity controlled by the controlling shareholder, any director who is a controlling shareholder, a relative of a controlling shareholder or any director who derives his main source of income from the controlling shareholder.

Under the Companies Law, the audit committee has defined duties and functions, including: (i) to identify deficiencies in the management of the company in consultation with its internal auditor and external auditors, and to recommend corrective measures if needed; (ii) to determine whether a transaction is an extraordinary transaction; (iii) consider the approval of actions as set forth in Sections 255 and 268 through 275 of the Companies Law, including an interested transaction; (iv) to review the internal auditor plan (if such plan is approved by the board of directors of the corporation); (v) to review the scope of the internal auditing; (vi) to review the scope of the external auditor engagement and his fees; and (vii) to address the manner in which complaints of employees regarding deficiencies in our management are treated and ensure the protection of the employees who have filed such complaints.

Our audit committee is currently composed of three members: Orly Yarkoni, David Schlachet and Hanoch Rappaport.

Compensation Committee

Amendment No. 20 to the Companies Law, which became effective as of December, 2012, established new regulations relating to the terms of office and employment of directors and officers in public companies and companies that have publicly issued debentures (“Public Companies”). Following the amendment, Public Companies are required to appoint a compensation committee, in accordance with the guidelines set forth in the amendment.

The compensation committee consists of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members must be directors who qualify to serve as members of the audit committee (as stated in item above). In accordance with the guidelines set by the amendment, our compensation committee is currently composed of three members, David Schlachet, Hanoch Rappaport and Orly Yarkoni. Mr. Schlachet and Ms. Yarkoni are the external directors serving on the Board. The chairman of the compensation committee is David Schlachet.

As per the Companies Law, the roles of the compensation committee are, among others, as follows:

(1)
to recommend to the board of directors with regards to the compensation policy for directors and officers, and recommend to the board of directors once every three years regarding extension of the compensation policy that had been approved for a period of more than three years;

(2)	to recommend to the board of directors regarding the update of the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)	to decide, in certain circumstances, whether to exempt the approval of terms of office of a CEO from the requirements of shareholders approval.

In addition to the roles mentioned above our compensation committee also makes recommendations to our Board regarding the awarding of employee options.

In accordance with the provisions of the amendment, within 9 months of the effective date of the amendment (i.e., no later than September 12, 2013), a compensation policy must be adopted by the Company. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In Public Companies, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. As of the date of this Annual Report on Form 20-F, we have not adopted yet a compensation policy. For more information regarding Amendment 20, see Item 10.B.  Memorandum and Articles of Association.

Nominating Committee

We do not maintain a standing nominating committee of our Board.

The Board, as a whole, and each of the committees of the Board separately, has authority to retain and terminate such independent consultants, counselors or advisors as each shall deem necessary or appropriate.

Internal Auditor

We are subject to certain laws regarding our internal auditor. We must have an internal auditor appointed by our Board based upon the proposal of our audit committee. The internal auditor must be a natural person who is not (i) an interested party (as defined under the Companies Law), or a relative of such interested party, (ii) an officer of the company or a relative of any officer of the company, or (iii) the company’s auditing accountant or its designee.

The internal auditor must perform his duties consistent with Sections 3(a), 4(b), 8 through 10, 14(b) and 14(c) of the Israeli Internal Audit Law, 1992, subject to the provisions of the Companies Law. The Israeli Internal Auditing Law governs internal auditing in public entities such as governmental offices, governmental companies and statutory institutes. The Companies Law applies seven sections of the Israeli Internal Auditing Law which pertain to the internal auditor of a Public Company and relate to the internal auditor’s residence, experience, education and criminal record, professional standards, as well as restrictions over the internal auditor’s additional positions and conflicts of interest, the internal auditor’s authority, the internal auditor’s report as evidence and permission to expand and/or preserve the internal auditor’s authority by the company, subject to Sections 146 through 153 of the Companies Law.

The internal auditor must submit periodic or annual audit plans to our audit committee or to our Board, as determined by our Board, for its advance approval. The chairman of the Board or the chair of our audit committee may delegate to the internal auditor additional audit duties for urgent examination in addition to the audit plan, in which case the findings will be reported to the appointing officer. The internal auditor must, among other duties, audit our compliance with applicable laws and proper business practices and provide a report on these matters either to the chairman of the Board, the chairman of our audit committee or our general manager.

The internal auditor’s term in office may not be terminated without the internal auditor's agreement, and the internal auditor shall not be suspended from office, unless our Board determines to terminate that the service agreement of the internal auditor, based upon the recommendation of our audit committee, and after the internal auditor was given a reasonable opportunity to state their case before our Board and before our audit committee. Notwithstanding any other provision set forth in our articles of association, the majority of our Board shall constitute a quorum for the termination of office of the internal auditor by our Board.

The Company's internal auditor is Joseph Ginossar.  He was appointed as internal auditor on February 22, 2011.

6.D.         Employees and Advisory Board

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2010	2011	2012
Total personnel	19	19	17
Located in Israel	19	19	17
Located abroad	-	-	-
In operations	4	4	3
In research and development	9	9	9
In global business	-	-	-
In general and administration	6	6	5

As of the date of this Annual Report on Form 20-F, we have 18 employees, of whom eight work for us on a full-time basis and an additional ten work part-time for us and part-time in Prof. Hochberg’s laboratory at the Hebrew University of Jerusalem. 13 of these employees conduct clinical development or research and development for us; the other five are managers or administrators. The majority of our research and development work is performed by Professor Hochberg’s laboratory team at the Hebrew University of Jerusalem. The team members are qualified in the life sciences and in medicine: three of these members have doctorates in the natural sciences and one specializes in pathology.

Our Scientific Advisory Board includes world-renowned experts in the field of cancer therapy including Professor Mark L. Tykocinski, who was President of the American Society for Investigative Pathology and is currently President of the Association of Pathology Chairs, Professor Aaron Ciechanover, who was awarded the Nobel Prize in Chemistry in 2004, Professor Roger D. Kornberg, who was awarded the Nobel Prize in Chemistry in 2006, Professor Hermona Soreq, Dean of the Faculty of Mathematics and Science at the Hebrew University of Jerusalem, Professor Yechezkel Barenholz, a professor of Biochemistry at the Hebrew University-Hadassah Medical School, and Professor Yaakov Naparstek, Chairman of Medicine at Hadassah University Hospital. The members of our Scientific Advisory Board provide us with general and strategic consultation and development services and assistance with respect to our research and development activities. As compensation for their work, the members of our Scientific Advisory Board receive an advisor’s fee of $1,000 for each meeting of the Scientific Advisory Board in which they participate, plus expenses. In addition, our Board has committed to grant to each member of the Scientific Advisory Board options to purchase 30,000 shares of our ordinary shares pursuant to our 2011 BioCancell Ltd. Compensation Plan. No member of our Scientific Advisory Board is an officer, employee or director of the Company.

All of our current employees have signed personal employment agreements for monthly salaries. Under these employment agreements, our employees have promised to cede to us all right, title and interest to any and all intellectual property created during their course of employment to us and they have undertaken not to make use of it, and not to compete with us for a period of 12 months after termination of their employment.

None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that our relations with our employees are good. We have adopted a Code of Ethics that applies to all of our employees, officers and members of the Board. The Code of Ethics is available on our website at www.biocancell.com, and in print to any interested party that requests it. For more information,see Item 16.B. Code of Ethics

6.E.         Share Ownership

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 1, 2013 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each officer and executive officer in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on ordinary shares outstanding as of the date of this Annual Report on Form 20-F.

	Total Number of Shares of Ordinary Shares Beneficially Owned (1)	Percentage Ownership of Ordinary Shares (1)
Directors and executive officers:
Jonathan Burgin (2)	110,000	0.12%
Aharon Schwartz	100,000	0.11%
Abraham Hochberg (3)	2,418,754	2.61%
Ofer Goldberg	-	-
Hanoch Rappaport (4)	37,796	0.04%
David Schlachet (5)	30,000	0.03%
Gil Milner	-	-
Orly Yarkoni (5)	30,000	0.03%
Monique Ben-Am (6)	100,000	0.11%
All directors and officers as a group (8 persons) (7)	2,826,550	3.04%

* Less than 1%.

(1) Assumes the full exercise of all options and warrants held by the holder that are exercisable within 60 days of the date of Annual Report on Form 20-F. Percent of class based on 92,305,258 ordinary shares outstanding as of the date of this Annual Report on Form 20-F.

 (2)  Consists of 110,000 ordinary shares underlying options that are exercisable within 60 days of the date of this Annual Report on Form 20-F.

(3) Consists of 2,141,254 ordinary shares and 277,500 ordinary shares underlying options that are exercisable within 60 days of the date of this Annual Report on Form 20-F.

(4) Consists of 17,796 ordinary shares and 20,000 ordinary shares underlying options that are exercisable within 60 days of the date of this Annual Report on Form 20-F.

(5) Consists of 30,000 ordinary shares underlying options that are exercisable within 60 days of the date of this Annual Report on Form 20-F.

(6) Consists of 100,000 ordinary shares underlying options that are exercisable within 60 days of the date of this Annual Report on Form 20-F.

(7) Consists of 2,159,050 ordinary shares and 667,500 ordinary shares underlying convertible warrants and options which are exercisable within 60 days of the date of this Annual Report on Form 20-F.

Employee Compensation Plan

On December 19, 2011, the Company's Board adopted a share option plan (the "Plan") to allocate ordinary shares of the Company to its directors, officers, employees and consultants, and those of its affiliated companies (as such term is defined under the Plan) (the "Grantees"). The Plan is administered by the Company's Board or a committee that was designated by the Board for such purpose (the "Administrator").

Under the Plan, the Company may grant options to purchase ordinary shares ("Options") under four tracks: (i) Approved 102 capital gains Options through a trustee, which was approved by the Israeli Tax Authority in accordance with Section 102(a) of the ITO, and granted under the tax track set forth in Section 102(b)(2) or Section 102(b)(3) of the ITO, as the case may be ("Approved 102 Capital Gains Options"). The holding period under this tax track is 24 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (ii) Approved 102 Earned Income Options through a trustee, granted under the tax track set forth is Section 102(b)(1) of the ITO ("Approved 102 Earned Income Options"). The holding period under this tax track is 12 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (iii) Unapproved 102 Options (the Options will not be allocated through a trustee and will not be subject to a holding period) ("Unapproved 102 Options"); and (iv) 3(i) Options (the Options will not be subject to a holding period). These Options shall be subject to taxation pursuant to Section 3(i) of the ITO ("Section 3(i)").

Options pursuant to the first three tax tracks (under Section 102 of the ITO) can be granted to Company employees and directors and the grant of Options under Section 3(i)are granted to Company consultants, and controlling shareholders (a controlling shareholder is defined under the Section 102 of the ITO is a person who holds, directly or indirectly, alone or together with a relative, (i) the right to at least 10% of the company's issued capital or 10% of the voting power; (ii) the right to hold at least 10% of the company's issued capital or 10% of the voting power, or the right to purchase such rights; (iii) the right to receive at least 10% of the company's profits; or (iv) the right to appoint a company's director). Grantees who are not Israeli residents may be granted Unapproved 102 Options or Section 3(i) Options under the Plan.

Approved 102 Capital Gains Option and/or Approved 102 Earned Income Options may be granted only following the laps of 30 days from the filings required by the ITO and the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 2003 have been made with the Israeli Tax Authority.

The Company, in its sole discretion, shall elect under which of the above first three tax tracks, the Options be granted and shall notify the Grantee in a grant letter, as to the elected tax track. As mentioned above, consultants and controlling shareholders can only be granted Section 3(i) Options.

The number of ordinary shares authorized to be issued under the Plan will be proportionately adjusted for any increase or decrease in the number of ordinary shares issued as a result of a bonus share, change in the Company's capitalization (split, combination, reclassification of the share or other capital change), issuance of rights to purchase ordinary shares or payment of a dividend. The Company will not allocate fraction of ordinary shares and the number of ordinary shares shall be rounded up to the closest number of ordinary shares.

Also, in the event of a (i) merger or consolidation in which the Company (in this context, specifically BioCancell Ltd.) is not the surviving entity or pursuant to which the other company becomes BioCancell Ltd.'s parent company or that pursuant to which BioCancell Ltd. is the surviving company but another entity holds 50% or more of BioCancell Ltd. voting rights, (ii) an acquisition of all or substantially all of the Company ordinary shares, (iii) the sale of all or substantially all Company assets, or (iv) any other event with a similar impact, the Company may exchange all of its outstanding Options granted under the Plan that remain unexercised prior to any such transaction for options to purchase shares of the Company (or of an affiliated company) following the consummation of such transaction.

Unless otherwise determined by the Administrator, the exercise price of an Option granted under the Plan will be the average of the market price of the Company's ordinary shares during the 22 business days prior to the date on which the Board authorized the grant of Options; provided, however, that such exercise price cannot be lower than the par value of the share, or the market price at the close of the trading day at which it was granted by the Board. The exercise price will be specified in the grant letter every Grantee received from the Company in which the Grantee notifies of the decision to grant him/her Options under the Plan.

Unless otherwise determined by the Administrator, the Options granted under the Plan may be exercised in 16 equal portions of 6.25% of the total number of Options, at the end of each quarter following the day the Options were granted. The Options may be exercised until the end of the Option Term (as defined below) and as long as the Grantee is employed by the Company (or by an affiliated company), or provides service for the Company (or affiliated company).

The Administrator may, in its absolute discretion, accelerate the time at which Options granted under the Plan or any portion of which will vest.

Unless otherwise determined by the Company's Board, all Options granted under the Plan will expire ten years following the date of grant, unless terminated earlier (the "Option Term").

Unless otherwise determined by the Administrator, in the event that the Grantee's employment was terminated, either for cause of not for cause, the Grantee may exercise that portion of the Options that had vested as of the date of such termination until the end of the specified term in the grant letter or the Plan. The portion of the Options that had not vested at such date, will be forfeited and can be re-granted according to the terms of the Plan.

The 2004 Stock Option Plan and the 2007 Stock Option Plan were the original plans under which we granted securities exercisable for shares of our common stock to employees, management, directors and consultants of our company and employees, management, directors and consultants of our present and future subsidiaries.

In connection with the Merger, each outstanding option to purchase BTI Common Stock granted pursuant to the 2004 Stock Option Plan and the 2007 Stock Option Plan was converted into an option to purchase the Company's ordinary shares under the current Plan, under the same terms. For more information on our outstanding share options under the Plan, see Note 11 to the financial statements included elsewhere in this Annual Report on Form 20-F.

Item 7. Major Shareholder and Related Party Transactions

7.A.         Major Shareholders

The following table sets forth, as of the date of this Annual Report on Form 20-F, information regarding the beneficial ownership of our ordinary shares by each person who is known to us to be the owner of more than five percent of our ordinary shares. For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares that such person has the right to acquire within 60 days of the date of this report. Information in this section is based on information provided to us by the individuals and entities listed below and on beneficial ownership reports filed with the SEC.

Name and Address of Beneficial Owner	Total Number of Shares of Ordinary Shares Beneficially Owned	Percentage Ownership of Ordinary shares
Five percent or more beneficial owners:
Clal Biotechnology Industries, Ltd. 45th Floor, 3 Azrieli Center, Tel Aviv 67023 Israel (1)	65,948,897	70.14%

 (1) Consisting of: (i) 64,228,134 Shares, and (ii) warrants exercisable into 1,720,763 Shares, which are exercisable within 60 days of the date of this Annual Report on Form 20-F.

7.B.         Related Party Transactions

Since April 22, 2011, the Company has proposed and /or engaged in the following transactions or series of similar transactions to which the Company was a party or is a party with a related party:

D&O Liability

In May 2012, we purchased a Directors and Officers insurance policy, limited to a liability of five million dollars ($5,000,000) per claim and in aggregate during the term of the policy ($1,500,000 for US securities claims). The term of the policy is until May 21, 2013. The annual cost of the premium for the insurance policy is $18 thousand. Officers are not required to pay a deductible, while the deductible for the Company is $7.5 thousand throughout the world except for the USA and Canada, where the deductible for the Company is $50 thousand ($150 thousand for SEC-related claims).

Private Offering of Securities

In January 2012, prior to the Merger, we completed a private placement of our ordinary shares, whereby investors (including CBI) purchased an aggregate of 11,144,400 shares of our ordinary shares for a price per share of NIS 1.00 (approximately $0.27) and a total consideration of approximately NIS 11.14 million. Of this sum, CBI purchased 8,199,400 shares of our ordinary shares. For more information, see Item 5. Operating and Financial Review and Prospects- Private Offerings.

Pursuant to our contractual anti-dilution undertakings in the private investment consummated in July 2008, we issued an additional 1,497,929 shares of our common stock (later converted to ordinary shares) to investors (including 1,025,979 to Tikcro and 410,392 to CBI). In addition, pursuant to such undertakings, the conversion price of the convertible promissory notes held by these investors was adjusted to NIS 1.00, and therefore we reserved a total of 8,439,439 additional ordinary shares underlying these convertible notes. Also, pursuant to such undertakings, the exercise price of 6,280,783 warrants held by these investors was likewise adjusted to NIS 1.00.

Partial Payment of Sums in Dispute to Tikcro

In connection with a private placement transaction that took place on July 30, 2008, we agreed to pay Tikcro a consulting fee (consisting of an annual payment of $30,000 and an annual issuance of 63,939 ordinary shares) for as long as a director designated by Tikcro is a member of our Board, for consulting services to be provided to us. A dispute developed between us and Tikcro regarding whether the aforementioned services were provided during the first year following the transaction. Pursuant to approval of our audit committee and the Board, as well as the approval of a general meeting of our shareholders from November 2011, we paid Tikcro half of the annual consulting fee (approximately $31,380) in cash only, in return for Tikcro agreeing to waive its demand for payment for the other half of this fee and any other demands it may have against the Company that pertain to the consulting fee.

Repayment of Convertible Notes

On July 31, 2012, following approval of a general meeting of shareholders of the Company on July 25, 2012, CBI invested approximately NIS 9,337 thousand in the Company in return for approximately 10,732 thousand shares of the Company’s ordinary shares at a price per share of NIS 0.87. The funds were paid to Tikcro as repayment for the convertible loan that Tikcro provided the Company in 2008. In addition, CBI and the Provident Fund of the Hebrew University of Jerusalem converted their convertible loans from 2008 into ordinary shares of the Company. For more information, see Item 5. Operating and Financial Review and Prospects- Private Offerings. Within the framework of the offering, the anti-dilutive provisions were invoked for certain investors, whereby the investors are entitled to receive approximately 2,103 thousand ordinary shares (of which approximately 1,345 thousand shares are for CBI), subject to the TASE's approval. As of the date of this Annual Report on Form 20-F, the shares pursuant to these adjustment provisions have not yet been issued.

Public Offering of Securities

On November 12, 2012, the Company executed a public offering by tender according to the Company's prospectus dated November 1, 2012, and a supplementary notice to the prospectus dated November 12, 2012. On the subsequent day, the Company allotted 37,362 thousand ordinary shares, registered to bearer, NIS 0.01 par value each, to the tender participants, of which 36,905 thousand ordinary shares were to CBI, at a share price of NIS 0.42, for gross proceeds of NIS 15,692 thousand. Within the framework of the offering, the anti-dilutive provisions were invoked for certain investors, whereby the investors are entitled to receive approximately 26,445 thousand ordinary shares (of which approximately 22,764 thousand shares are for CBI), subject to the TASE's approval. Additionally, the Company received demands from CBI and Tikcro, the significance of which is an additional cumulative allotment of approximately 6,236 thousand shares, pursuant to these adjustment provisions. Of these, pursuant to an arbitration award, the Company intends to grant CBI approximately 3,065 thousand shares, while the dispute with Tikcro is still subject to arbitration. As of the date of this Annual Report on Form 20-F, the shares pursuant to these adjustment provisions have not yet been issued.

Executive Compensation

For more information regarding transactions in which our directors and executive officers had or will have a direct or indirect material interest, see Item 6.B. Compensation.

7.C.         Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A.         Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” in this Annual Report on Form 20-F.

Legal Proceedings

Arbitration between the Company and Tikcro

We  have engaged in arbitration with Tikcro due to a dispute concerning Tikcro’s request to activate the Adjustment Mechanism (as defined below) which was stipulated to in the investment agreements which we undertook with Tikcro in 2008 (in this section “Investment Agreements”,) For more information regarding the Investment Agreements, see Item 5: Overview - Private Offerings. As part of the Investment Agreements, Tikcro purchased our shares and non-negotiable options as well as extended to us a convertible loan, as detailed below:

a.
The Investment Agreements determined that until such time in which we have raised an aggregate amount of $1,500 thousand (excluding the Excluded Capital, as defined in the Investment Agreements), in any event that the Company issues any additional securities save for certain excluded issuances, then Tikcro will benefit from a “full ratchet” anti-dilution protection (the “Adjustment Mechanism”).

b.
In November 2012, we published a prospectus and raised capital by issuing ordinary shares to the public at a price per share of NIS 0.42 (the “Public Offering”). As part of the Public Offering Tikcro informed us that it believes it is entitled to the following adjustments as part of the Investment Agreements: (1) issuance of 3,171 shares (without consideration); (2) reduction of the price per share of the non-negotiable options to NIS 0.42; and (3) compensation for Tikcro's inability to convert its convertible loan according to the price of the Public Offering.

c.	We have rejected Tikcro’s claims and the Parties have engaged in arbitration in order to settle their dispute.

d.
Should Tikcro prevail in the arbitration, the decision would also likely affect the securities issued in the Investment Agreements to the Provident Fund of the  Employees of the Hebrew University of Jerusalem Ltd. as such securities will likely require the same Adjustment Mechanism.

Dividend Policies

We have never declared or paid cash dividends. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

8.B.         Significant Changes

Not applicable.

Item 9. The Offer and Listing

9.A.         Offer and Listing Details

Market for Registrant’s Ordinary Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our ordinary shares and our Series 1 and Series 2 Warrants are not listed for trading on any U.S. market, but are listed for trading on the TASE. Public trading of our shares commenced on August 17, 2006, under the predecessor company, BTI, until it was de-listed on August 14, 2012. Subsequent to the Merger, on August 14, 2012, public trading of our ordinary shares on the TASE, as BioCancell Ltd., under the symbol "BICL", continued at the price of NIS 0.75.

The following tables set forth, for the periods indicated, the range of high and low sale prices for shares of our ordinary shares as reported on the TASE.  For the years 2008 through 2011, the price reflected is that of BTI shares of common stock.  For the 2012 fiscal year, the price reflected is that of BTI prior to the completion of the Merger and of BioCancell Ltd. for the period starting with the completion of the Merger.  For more information, see Item 4.A. History and Development of the Company – Merger.

TASE

Year	High	Low
2008 (BTI)	NIS 3.917	NIS 0.377
2009 (BTI)	NIS 3.090	NIS 0.403
2010 (BTI)	NIS 4.080	NIS 2.073
2011 (BTI)	NIS 2.449	NIS 0.624
2012 (BTI January 1-August 13)	NIS 1.170	NIS 0.700
2012 (BioCancell Ltd. August 14-December 31)	NIS 0.750	NIS 0.251

2011 (BTI)
First Quarter	NIS 2.449	NIS 0.996
Second Quarter	NIS 1.501	NIS 0.624
Third Quarter	NIS 1.365	NIS 0.651
Fourth Quarter	NIS 1.641	NIS 1.097

2012
First Quarter (BTI)	NIS 1.152	NIS 0.754
Second Quarter (BTI)	NIS 1.130	NIS 0.733
Third Quarter (BTI & BioCancell Ltd.)	NIS 0.870	NIS 0.700
Fourth Quarter (BioCancell Ltd.)	NIS 0.620	NIS 0.240

Most Recent Six Months (BioCancell Ltd.)	High	Low
October 2012	NIS 0.599	NIS 0.440
November 2012	NIS 0.527	NIS 0.421
December 2012	NIS 0.464	NIS 0.251
January 2013	NIS 0.850	NIS 0.473
February 2013	NIS 1.580	NIS 0.760
March 2013	NIS 1.278	NIS 0.830

Holders of Securities

As of the date of this Annual Report on Form 20-F, we have twenty-nine shareholders of record.

Dividends

Holders of our ordinary shares are entitled to equal ratable rights to dividends and distributions with respect to the ordinary shares, as may be declared by the Board out of funds legally available. We have never declared or paid any dividends on any of our securities. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

9.B.         Plan of Distribution

Not applicable.

9.C.         Markets

The Company is registered in Israel and traded on the Tel Aviv Stock Exchange Ltd. (TASE:BICL).

9.D.        Selling Shareholders

Not applicable.

9.E.         Dilution

Not applicable.

9F.          Expenses on the Issue

Not applicable.

Item 10. Additional Information

10.A.       Share Capital

Not applicable.

10.B.       Memorandum and Articles of Association

We are a public company registered under the Companies Law as BioCancell Ltd., registration number 51-359785-6.

Pursuant to our articles of association (the "Articles"), our objectives are to engage in any lawful business and our purpose is to act pursuant to business considerations to make profits.

Our Articles also state that we may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of our business considerations.

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the compensation committee, the Board and the shareholders at a general meeting, see "Approval of Certain Transaction" below.

Under Israeli law each director must act with an independent and sole discretion. A director who does not act this way is in breach of his fiduciary duties.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the Company.

Rights Attached to Shares

Our registered share capital is NIS 2,500,000 divided into a single class of 250,000,000 ordinary shares, par value NIS 0.01 per share, of which 92,305,258 ordinary shares are outstanding as of the date of this Annual Report on Form 20-K. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend Rights

A resolution by the Company to distribute a dividend, bonus shares, or any other distribution, including a distribution that does not meet the profit criterion set by the Companies Law, and the terms thereof, will be approved by the Company's Board.

One year after a dividend has been declared and is still unclaimed, the Company is entitled to invest or utilize the unclaimed amount of dividend for any purpose whatsoever and the shareholder who is entitled to such unclaimed dividend will not have any contention and/or claim in this respect.

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least twenty-five percent (25%) of our voting rights. In the event that a quorum is not present within half an hour of the scheduled time, the shareholders' meeting shall be rescheduled to the same day of the following week, at the same time and place, or such time and place as the Board may determine by a notice to the shareholders.

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or through a voting instrument and voting thereon.

The Board Members are elected at any annual general meeting of the shareholders by a majority of the participating votes cast by holders of shares present or represented by proxy. A special general meeting may be called to appoint Board Members to replace those who have ceased to serve, and in any event where the number of directors is less than the minimum number required by the Articles.

Under the Company's Articles, the Board may appoint additional Board Members for any reason so long as the number of directors does not exceed the maximum number authorized. A Board Member that was appointed as mentioned, shall serve until the next annual meeting, at which they may be reelected by a majority of the votes.

Rights in the Company’s Profits

A dividend or bonus shares shall be distributed to those who were registered in the Company's shareholder register on the date of the resolution to make the distribution or on another date that shall be specified in such resolution.

Rights in the Event of Liquidation

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in the event of liquidation.

Changing Rights Attached to Shares

The Board may provide for differences amongst the holders of the securities of the Company in relation to the conditions of allotment of the Company’s securities and the rights attached thereto and vary such conditions, including a waiver of part thereof. The Board may further issue to the securities holders demands for unpaid sums in respect of the securities that they hold. As of the date hereof, we only have one class of shares.

Annual and Extraordinary Meetings

Our Board must convene an annual meeting of shareholders every year by no later than the end of fifteen months from the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the Board, as it decides or upon the request of: (i) two directors, (ii) one-quarter of the directors in office, (iii) shareholder(s) holding at least 5% of the outstanding ordinary shares of the Company and at least 1% of the Company’s voting rights, or (iv) shareholder(s) holding at least 5% of the Company’s voting rights. Under the Articles, the Company is not obligated to notify the shareholders of a general meeting, except if otherwise required under the Companies Law. A notification shall specify the time and place of the meeting as well as the resolutions offered. A random omission of notification of a general meeting to a shareholder shall not cancel the resolution that was agreed upon in that meeting. Notice of a general meeting stating the agenda and proposed resolutions will be published at least 21 days prior to the meeting. Pursuant to the Companies Regulations (Notice of General Meeting and Class Meeting in a Public Company), 2000, in the event that the agenda for the meeting includes certain proposed resolutions (for example, the appointment or dismissal of directors, the approval of a merger or transactions with a controlling shareholder), notice of the meeting will be published at least 35 days prior to the meeting. If the agenda of the meeting does not include such certain resolution and there is no obligation of the company to deliver a notice of the shareholders meeting, then the notice can be published up to 14 days prior to the meeting.

Limitations on the Rights to Own Securities in the U.S.

Our Articles do not restrict in any way the ownership of our shares by non-residents of Israel, and neither the Articles nor Israeli law restrict the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of a company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

Limitations on Change in Control and Disclosure Duties

Our Articles do not restrict the change of control nor do they impose any disclosure duties beyond the requirements set out in Israeli law. For restriction of change of control provision under Israeli law, see Item 3.D. Risk Factors Related to Our Operations in Israel.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of shareholders participating and voting in the general meeting.

Fiduciary Duty and Duty of Care of Directors and Officers under Israeli Law

The Companies Law codifies the duties directors and officers owe to a company. An "Officer" includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other directors or managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

•	the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he or she fulfills or with his or her personal affairs;

•	the avoidance of any act in competition with the company’s business;

•	the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

•	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his or her position with the company.

The Companies Law requires that directors, officers or a controlling shareholder of a public company disclose to the company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and no later than the first Board meeting at which the transaction is first discussed.

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of directors’ and officers’ insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of such director with a company in other positions require the approval of the compensation committee, the Board and the shareholders of the company. In addition, transactions between a Public Company and its director or officer, or a transaction between such company and other person in which such director or officer has a personal interest must be approved by such company’s board of directors, and if such transaction is considered an extraordinary transaction (as defined below) it must receive the approval of such company’s audit committee as well. The determination whether such transaction is considered extraordinary or not is required to be made by audit committee.

The Companies Law also requires that any extraordinary transaction between a public company and its controlling shareholder or an extraordinary transaction between such company and other person in which such company’s controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company by an ordinary majority, provided that (i) such majority vote at the shareholders meeting shall include a majority of the total votes of shareholders having no personal interest in the transaction, participating at the voting (excluding abstaining votes); or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed two percent (2%) of the total voting rights in the company. An "extraordinary transaction" is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability. Such an extraordinary transaction which shall last for a period exceeding three years shall be approved again by such company’s audit committee, board of directors and general meeting of shareholders by the special majority described above once in every three years.

The Companies Law further provides that the engagement terms of a controlling shareholder or its relative (including by an entity controlled by such controlling shareholder or its relative) with the company, either as an officer or an employee, must also be approved by such company’s compensation committee, board of directors and general meeting by the special majority described above. Such an engagement which shall last for a period exceeding three years shall be approved again by such company’s compensation committee, board of directors and general meeting by the special majority described above once in every three years.

The Companies Law prohibits any person who has a personal interest in a matter to participate in the discussion and voting pertaining to such matter in the company’s board of directors or audit committee except for in circumstances when the majority of the board of directors’ (or the audit committee – as the case may be) has a personal interest in the matter. In case the majority has a personal interest in such matter then such matter must also be approved by the company’s shareholders. An officer who has a personal interest may be present for the presentation of the transaction if the chairman of the audit committee or the chairman of the board of directors as the case may be, determined that such officer's presence is required for the presentation of the said transaction.

Compensation of Officers and Directors.

Amendment No. 20 to the Companies Law ("Amendment No. 20"), which recently came into effect, adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public). Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee.

Pursuant to Companies Law following Amendment No. 20, the compensation policy must be approved by company's board of directors following its approval by the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies (including companies that issued only debentures to the public). Pursuant to the Companies Law following Amendment No. 20, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee.) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or hers compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO nominee does not have to be approved by the shareholders of the company, provided that: (i) the CEO nominee is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction is consistent with the provisions of the company's compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Amendment No. 20 became effective on December 12, 2012. Under Amendment No. 20, Israeli public companies must adopt a compensation policy within nine months from the date on which the amendment became effective, i.e. August 12, 2013. During this period, extensions of existing terms of engagement with directors and officers of Israeli public companies are not subject to the provisions of Amendment No. 20, provided that they are extended as-is without any modification. As of the date of this annual report on Form 20-F, we haven't yet adopted a compensation policy in accordance with the provisions of Amendment No. 20.

Anti-Takeover Provisions; Mergers and Acquisitions

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company and no other shareholder of the company holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholder, shareholders who have personal interest in the offer, or shareholder who own 25% or more of the voting rights in the company, shall not be taken into account). If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital or that certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether it accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court (unless the offeror provided in the offer to purchase that a shareholder who accepted the offer is not entitled to appraisal rights, in which case such shareholder may not petition the court unless the offeror has breach its disclosure duties with respect to the offer). If the offer was not accepted, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each of the merging companies.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this Annual Report on Form 20-F, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles which requires the prior approval of the holders of a majority of our ordinary shares at a general meeting.

Tax Law

Israeli tax law treats some acquisitions, such as a share-for-share swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. For more information see Item 10E. Taxation.

10.C.       Material Contracts

     For agreements with related parties, see Item 7B. Related Party Transaction.

    Exclusive License Agreement with Yissum.   On November 14, 2005, the Company entered into a license agreement with Yissum, which was subsequently amended on November 22, 2005, September 11, 2007, and January 24, 2011, pursuant to which Yissum has granted the Company an exclusive, worldwide license for the development, use, manufacturing and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes.

Under the terms of the Yissum license, Yissum retains right, title and interest in the products, technologies or other inventions arising out of the Company's  research and development of these patents and patent applications, except for intellectual property developed with funding from the OCS, which will be owned by the Company and transferred to Yissum only upon the Company's  dissolution or upon decision by the OCS that it no longer requires the Company to own the intellectual property developed with its funding. The Company has the right to grant sub-licenses to third parties in accordance with the terms set forth in the Yissum license.

The Company has agreed to provide research and development funding to Yissum in connection with the license, which the Company may terminate upon 90 days prior written notice to Yissum. In such event, the Company would be required to compensate Yissum for all expenses incurred by it prior to the notification date in connection with its research efforts and all additional expenses that Yissum had assumed the obligation to cover prior to the notification date.

In addition, the Company has agreed to prepare, register and maintain any patent application or patent that may arise out of the Company's research and development efforts pursuant to its license with Yissum and to bear all expenses of preparation, registration and maintenance. The Company agreed to keep Yissum informed of filing and prosecutions pursuant to the agreement, including submission of copies of all official actions, relevant correspondence, applications, continuations or like proceedings, and responses thereto. We agreed to consult Yissum regarding any abandonment of the prosecution of patent applications arising out of the license. In the event that the Company decides not to commence or continue the process of patent registration in a certain country, it must notify Yissum of this decision. Yissum may then individually prepare, register and maintain any such patent. The Company must inform Yissum of its desire to assume the expenses incurred by Yissum in connection with its patent registration within 90 days from the date in which Yissum notifies the Company of its decision to prepare, register and maintain such patent. In the event that the Company decides not to assume these expenses, or in the absence of the Company 's  reply within the above 90 day period, the exclusive, worldwide license granted to it by Yissum will no longer be applicable in such countries in which it elected not to file or to abandon the filing, prosecution or maintenance of patents pursuant to the license. The Company undertook to use commercially reasonable efforts at its own expense to protect against third party’s infringement of the patents arising out of the license and to advise Yissum upon learning of such infringement. It also undertook to use commercially reasonable efforts at its own expense to defend any action, claim or demand made by any entity in connection with rights in the patents, and to notify Yissum immediately upon learning of any such action or claim.

The Company has agreed to pay Yissum 5% of all “net sales” as royalties and to pay Yissum 10% of the income that it receives from granting sub-licenses to third parties up to revenues of $30 million each year, and 6.5% of all additional income that it receives from granting sub-licenses to third parties.

The Company is required to indemnify Yissum, the Hebrew University of Jerusalem, their employees, their executive officers, delegates and any other persons acting on their behalf under the license against any liability, including product liability, damages, losses, expenses, fees and reasonable legal expenses arising out of the Company's  actions or omissions in performing the Yissum license, including the use, development and manufacturing of patents arising out of it and the granting of sub-licenses thereunder, provided that any such loss was not caused by the intentional misconduct or gross negligence of the indemnitees.

The Company has agreed to maintain, and to add Yissum as an additional insured party with respect to, product liability insurance as well as an insurance policy with respect to the foregoing indemnification prior to the time when it commences clinical trials and concludes its first commercial sale. The Company has also agreed to obtain liability insurance with respect to clinical trials prior to the time when it commences clinical trials.

The Company has the right to terminate the Yissum license upon three months prior written notice provided that the Company has paid all amounts owing to Yissum under the license. Yissum has the right to terminate the license in the event that the Company becomes bankrupt or insolvent, or if its business is placed in the hands of a receiver, assignee or trustee. In addition, Yissum has the right to terminate the license for any material breach of it by the Company in the event that the latter fails to remedy such material breach within ninety days of Yissum’s notice of such and its intent to terminate, provided that the material breach is curable within ninety days. In the event that the material breach cannot be remedied within ninety days, Yissum may not terminate the license if the Company takes reasonable commercial action to cure such breach as promptly as practicable. The Israeli Contract Law (Remedies for Breach of Contract) — 1970, defines the term “material breach” as a breach, with regards to which, it may be assumed that a reasonable person would not have entered into the specific agreement had that person foreseen the breach and the outcome thereof, or a breach which is specifically defined as material in the agreement. Acts which may constitute a material breach of the license agreement by the Company may include, for example: the granting of sublicenses not in compliance with the provisions of the license agreement, a breach of the Company's  obligations to pay royalties and provide the necessary reports with respect thereto, a breach of its obligation to develop and commercialize the licensed technology, including its obligation to fund certain research and development activities, a breach of its obligations to conduct patent prosecution and maintenance, and a breach of its obligations not to disclose or misuse certain confidential information of Yissum. The termination of the license also entails termination of all licenses granted thereunder. Termination of the license shall not terminate any of the Company's obligations, including the obligation to pay royalties that matured prior to the effective date of termination.

The Company may assign the Yissum license only in connection with the sale of all or substantially all of the former’s assets. Otherwise, the Company must receive the prior written consent of Yissum to assign the license, which consent shall not be unreasonably withheld.

Each license granted to the Company under the Yissum agreement expires upon the expiration of the underlying patent, or, if no patent has been registered, then after nine years from the date of the first commercial sale of the product of such license, provided that the Company may extend the license for an additional one year period in any such circumstance by continuing to pay royalties for such license.

Polyplus-transfection SA.   Polyplus-transfection SA is currently the Company's sole supplier of the component polyethylenimine (PEI) which is used to enhance BC-819’s ability to penetrate cancerous cells in the bladder. Polyplus-transfection SA has agreed to comply with the Good Manufacturing Practice requirements set forth in the Quality System Regulation in manufacturing PEI for the Company via subcontractors.

Supply Agreement with Althea Technologies Inc.   In January 2007, the Company entered into a continuous production agreement with Althea Technologies Inc., an American manufacturer for the production of its plasmids. To date, the manufacturer has executed three production campaigns of BC-819, one for the production of non-Good Manufacturing Practices material, the second for Good Manufacturing Practices material that was used for the Phase IIb clinical study for treatment of superficial bladder cancer, and the third for the production of Good Manufacturing Practices material for Phase I/IIa clinical trials of BC-819 in the treatment of ovarian and pancreatic cancer. All campaigns were successful, resulting in sufficient material within required specifications.

Supply Agreement with VGXI USA.   In September 2008, the Company entered into a continuous production agreement with VGXI USA (“VGXI”), a business entity registered in the state of Texas, a DBA of VGX International Inc. of Korea. Pursuant to the agreement, the Company may purchase from, and have plasmids produced by VGXI under cGMP conditions. The Company has no commitment to purchase any minimum quantity of plasmids nor shall VGXI have any commitment to produce and sell any minimum quantity of plasmids. The Company shall only become obligated to purchase, and VGX shall only be obligated to produce, plasmids upon execution and delivery of a purchase order for such plasmids.

10.D.       Exchange Controls

Non-residents of Israel who purchase our ordinary shares outside of Israel with U.S. dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, into freely repatriable dollars, at a rate of exchange prevailing at the time of conversion, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld by the Company with respect to such amounts.

10.E.       Taxation

           Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of our ordinary shares (the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, or foreign companies, Israeli residents holding 25% or more of their shares or having the right to 25% or more of their income or profit, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies in 2012 is 25% of real profit.

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal.

As of January 1, 2012, the real capital gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30% . In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2012 and a marginal tax rate of up to 48% in 2012 for individuals (an additional 2% tax would be levied on individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2013). Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (not applicable in respect of Shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control or the rights to its profit or income are held by or attributed to Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of Shares at a 25% tax rate of real capital gains for corporations and individuals.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

As of January 1, 2012, dividends distributed by a company to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

As of January 1, 2012, dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) are generally subject to tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise – the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

We are obligated to withhold tax upon the distribution of dividends at the following withholding tax rates: (A) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, unless reduced under the provisions of an applicable double tax treaty; and (B) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, unless reduced under the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

U.S. Taxation

The following discussion describes certain material United States (“U.S.”) federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident of the U.S.;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) the trust was in existence and treated as a U.S. person on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the Company’s ordinary shares. This summary generally considers only U.S. holders that will own the ordinary shares as capital assets and does not consider the U.S. tax consequences to a person that is not a U.S. holder or the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, with a retroactive effect. Such changes could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, such as,

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	U.S. expatriates; and

•	persons subject to the alternative minimum tax.

HOLDER RELIANCE ON TAX STATEMENTS

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE UNITED STATES FEDERAL INCOME TAX LAWS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Availability of Reduced Tax Rates

U.S. legislation reduced to 15% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this reduced rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. After 2012, the maximum rate on long-term capital gains is 20%. Subject to the discussion below, dividends, if any, may also be eligible for this reduced rate, provided that we do not constitute a passive foreign investment company (a “PFIC”). However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit. U.S. holders should consult their tax advisors.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “— Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning after December 31, 2012, should generally qualify for the reduced maximum tax rate of 20% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the U.S. dollar value of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss resulting from exchange rate fluctuations between the day the dividend was included in the income of U.S. holders and the day the NIS are converted into U.S. dollars or are otherwise disposed of, will be taxable as ordinary income, gain or loss from U.S. sources.

Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.” U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Sale or Exchange of the Ordinary Shares

Upon the sale or exchange of the ordinary shares (subject to the PFIC rules discussed below), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder’s holding period of the ordinary shares is more than one year at the time of the disposition.

Gain or loss recognized by a U.S. holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the assets test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. holder will generally be required to file an informational return annually to report its ownership interest in such entity.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF Election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or the IRS consents to revocation of the election. If you make a QEF election and we cease to be classified as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we are not classified as a PFIC. Therefore, if we – after ceasing to be classified as a PFIC – again are classified as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for U.S. holders making QEF elections in such tax year and any subsequent tax years in which we are classified as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for U.S. holders making a QEF election for each tax year in which we are classified as a PFIC.

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder will generally include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

If a U.S. holder makes either the QEF election or the mark-to-market election, distributions and gain will not be recognized ratably over the U.S. holder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. If a U.S. holder elects to treat us as a “qualified electing fund,” gain on the sale of the ordinary shares will be characterized as capital gain. However, U.S. holders making one of these two elections may experience current income recognition, even if we do not distribute any cash. The elections must be made with the U.S. holder’s federal income tax return for the year of election, filed by the due date of the return (as it may be extended) or, under certain circumstances provided in applicable Treasury Regulations, subsequent to that date.

A NUMBER OF SPECIFIC RULES AND REQUIREMENTS APPLY TO BOTH THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION, AND YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING OUR PFIC STATUS AND THE VARIOUS ELECTIONS YOU CAN MAKE.

New Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Investor’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances). A U.S. holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2014 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our ordinary shares that can produce U.S.-source dividends. Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our ordinary shares.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at the rate of 28% (increasing to 31% for payments made after December 31, 2012). Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

•	furnishes an incorrect TIN,

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

Any U.S. holder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”).

Amounts withheld as backup withholding may be credited against a U.S. holder’s federal income tax liability. A U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F.        Dividends and Paying Agents

Not applicable.

10.G.       Statements by Experts

Not applicable.

10.H.       Documents on Display

The documents referred to herein, including the Amended Articles, can be obtained from the Company at its registered office at 8 Hartom St., Jerusalem 9777508, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the SEC. Reports and other information provided to the SEC by the Company may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the SEC are available on-line at www.sec.gov.

10.I.        Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that changes in market prices, such as exchange rates, consumer price indices, interest rates and prices of equity instruments, will affect the Company's revenues or the value of its holdings in financial instruments. The goal of market risk management is to manage and monitor exposure to market risks within accepted parameters, while maximizing yields.

i.
Currency risk: The Company is exposed to currency risk mainly from purchases for development expenditures that are denominated in U.S. Dollars. Therefore, the Company is exposed to volatility in the U.S. Dollar/NIS exchange rate and takes action to reduce the currency risk by retaining the liquid resources in its possession according to its future needs.

ii.
Interest rate risk: In view of the investment of the Company's cash balances in short-term shekel and dollar deposits, the Company is exposed to the risk of a falling NIS and/or U.S. Dollar interest rate – which would cause the reinvestment of cash balances in deposits yielding lower interest rates.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

15(a)       Disclosure Controls and Procedures

Based on an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act, as of December 31, 2012 our Chief Executive Officer and Controller (principal financial officer) have concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Our Chief Executive Officer and Controller also concluded that, as of December 31, 2012 our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Controller, as appropriate, to allow timely decisions regarding required disclosure.

15(b)       Management's Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

15(c)       Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

15(d)        Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.   Audit Committee Financial Expert

Our Board has determined that all members of our audit committee are audit committee financial experts, as defined by Item 16A of the Annual Report on Form 20-F.

Item 16.B.  Code of Ethics

The Company has adopted a Code of Ethics (as such term is defined in Item 406 of Regulation S-K). The Code of Ethics is available on the Company’s website at www.biocancell.com, and in print to any shareholder who requests it. The Code of Ethics applies to the Company’s employees, officers and members of the Board. The Code of Ethics has been designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)
Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

(3)	Compliance with applicable governmental laws, rules and regulations;

(4)	The prompt internal reporting or violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

(5)	Accountability for adherence to the Code of Ethics.

Item 16.C.    Principal Accountant Fees and Services

Our auditors for the year ended December 31, 2012 and 2011 were Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International. We expect that Somekh Chaikin will serve as our auditors for fiscal year 2013. All of the services described in the following fee table were pre-approved by the audit committee.

	2011 NIS ,000	2012 NIS ,000
Audit fees (1)	687	522
Audit-related fees (2)	-	-
Tax fees (3)	55	18
Total	742	540

(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the TASE and SEC.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)
Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

All Other Fees

No other fees were billed by Somekh Chaikin to the Company during the years ended December 31, 2012, and 2011.

Pre-Approval Policies and Procedures

Consistent with SEC policies and guidelines regarding audit independence, the audit committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal independent accountants on a case-by-case basis. During fiscal year 2012, all services provided by Somekh Chaikin were pre-approved by our audit committee, which concluded that the provision of such services by Somekh Chaikin was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. On November 30, 2009, our audit committee adopted a pre-approval policy for services provided by the independent registered public accounting firm. Under that adopted pre-approval policy, our audit committee provides general pre-approval for the provision by the independent registered public accounting firm of services that fall within specified categories (such as statutory audits or financial audit work for subsidiaries, services associated with SEC registration statements and consultations by management as to accounting interpretations) but only up to specified dollar amounts. Any services that exceed the pre-approved dollar limits (subject to de minimis exceptions permitted under applicable rules), or any services that fall outside of the general pre-approved categories, require specific pre-approval by the audit committee. If our audit committee delegates pre-approval authority to one or more of its members, the member would be required to report any pre-approval decisions to our audit committee at its next meeting. All of the audit, audit-related and tax fees incurred with respect to the fiscal year ended on December 31, 2012 were approved pursuant to our pre-approval policy.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2012, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16.F. Changes in Registrant’s Certifying Accountant

None.

Item 16.G. Corporate Governance

Item 16.H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-47.

Item 19. Exhibits

See Exhibit Index.

BioCancell Ltd. Consolidated Financial Statements As of December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of BioCancell Ltd.:

We have audited the accompanying consolidated statements of financial position of BioCancell Ltd. and subsidiary (“the Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in equity  and cash flows, for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioCancell Ltd. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows, for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in Note 1A, the Company was incorporated for the purpose of a reorganization and merger of BioCancell Therapeutics Inc. and its subsidiary, as a result of which the Company became a mirror image of BioCancell Therapeutics Inc. with regard to the Company’s activities and the holdings of its shareholders.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

April 23, 2013

BioCancell Ltd.

Consolidated Financial Statements as of December 31, 2012

BioCancell Ltd.

Consolidated Statements of Financial Position as of December 31,

NIS thousands

	Note	2012	2011
Current assets
Cash and cash equivalents	5	5,724	919
Short-term deposits		2,105	-
Receivables and other current assets	6	1,328	2,167

Total current assets		9,157	3,086

Long-term prepaid expenses		35	1,019
Plan assets in respect of employee benefits, net		139	105
Property and equipment, net		153	243
Intangible assets, net		-	11

Total non-current assets		327	1,378

Total assets		9,484	4,464

Current liabilities
Trade accounts payable	7	761	1,218
Other payables	8	3,287	3,827
Short-term employee benefits		310	291
Liability for commission to underwriters		8	30
Liability for repayment of grant	9C	523	1,529
Convertible notes payable	19	-	9,234

Total current liabilities		4,889	16,129

Non-current liabilities
Liability for repayment of grant	9C	561	-
Long-term derivatives	19	743	1,958

Total non-current liabilities		1,304	1,958

Total liabilities		6,193	18,087

Contingent liabilities and commitments	9

Stockholders' equity (deficit)	10
Common stock		922	267
Additional paid-in capital		108,827	68,507
Capital reserve for share-based payments		6,296	6,174
Accumulated deficit		(112,754)	(88,571)

Total stockholders' equity (deficit)		3,291	(13,623)

Total liabilities and stockholders' equity		9,484	4,464

Aharon Schwartz	Jonathan Burgin	Or Dolev
Chairman of the Board	Chief Executive Officer	Controller

Approval date of the financial statements: April 23, 2013
The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Consolidated Statements of Operations for the Year Ended December 31,

NIS thousands (unless stated otherwise)

	Note	2012	2011	2010

Research and development expenses		15,718	14,083	8,079
Less: Chief Scientist and BIRD Foundation
grants		(1,936)	(1,498)	(1,498)

Research and development expenses, net	14	13,782	12,585	6,581
General and administrative expenses	15	5,651	7,444	7,255

Operating loss		19,433	20,029	13,836

Finance income	16A	(209)	(320)	(80)
Finance expense	16A	957	1,592	425
Net change in fair value of financial
instruments designated as fair value
through the Statement of Operations	16B	4,002	(3,820)	(8,851)

Finance expense (income), net		4,750	(2,548)	(8,506)

Loss for the year		24,183	17,481	5,330

Loss attributed to:
Stockholders of the Company		24,183	17,481	5,330

Loss per share (in NIS)	18

Basic and fully-diluted loss		0.48	0.66	0.26

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Consolidated Statements of Changes in Equity for the Year Ended December 31,

NIS thousands

	Common	Additional paid-in	Capital reserve for share-based	Accumulated	Total stock-holders'
	stock	capital	payments	deficit	equity
Balance as of January 1, 2012	267	68,507	6,174	(88,571)	(13,623)

Issuance of stock	606	35,624	-	-	36,230
Conversion of convertible notes payable	48	4,379	-	-	4,427
Share-based payment	1	317	122	-	440
Loss for the year	-	-	-	(24,183)	(24,183)

Balance as of December 31, 2012	922	108,827	6,296	(112,754)	3,291

Balance as of January 1, 2011	267	67,959	5,315	(71,090)	2,451

Exercise of options	-	379	(46)	-	333
Issuance of stock	-	169	-	-	169
Share-based payment	-	-	905	-	905
Loss for the year	-	-	-	(17,481)	(17,481)

Balance as of December 31, 2011	267	68,507	6,174	(88,571)	(13,623)

Balance as of January 1, 2010	267	42,374	2,877	(65,760)	(20,242)

Exercise of options	-	252	(17)	-	235
Issuance of stock	-	25,333	1,118	-	26,451
Share-based payment	-	-	1,337	-	1,337
Loss for the year	-	-	-	(5,330)	(5,330)

Balance as of December 31, 2010	267	67,959	5,315	(71,090)	2,451

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31,

NIS thousands

	2012	2011	2010
Cash flows from operating activities

Loss for the year	(24,183)	(17,481)	(5,330)
Finance costs, net	4,775	(2,722)	(8,770)
Depreciation of property and equipment	95	96	96
Amortization of intangible assets	11	13	27
Share-based payment	440	1,074	1,337
Change in receivables and other current assets	839	(1,343)	599
Change in trade accounts payable	(457)	868	(553)
Change in other payables	(540)	2,197	252
Change in employee provisions and benefits	(15)	153	(61)
Change in long-term prepaid expenses	984	(932)	-
Change in liability for repayment of grant	(445)	366	1,163
Interest paid	(822)	(1,290)	-
Interest received	49	193	54

Net cash used in operating activities	(19,269)	(18,808)	(11,186)

Cash flows from investing activities

Change in short-term deposits	(2,105)	7,075	(7,075)
Purchase of property and equipment	(5)	(50)	(16)
Purchase of intangible assets	-	-	(24)
Proceeds from sale of property and equipment	-	-	5

Net cash provided by (used in) investing activities	(2,110)	7,025	(7,110)

Cash flows from financing activities

Short-term loans from controlling party	5,000	-	-
Repayment of short-term loans from controlling party	(5,000)	-	-
Withholding tax in respect of Convertible Notes	(131)	-	-
Proceeds from exercise of options	-	333	235
Proceeds from issuance of stock	26,834	-	30,860
Issuance costs	(519)	-	(2,753)

Net cash provided by financing activities	26,184	333	28,342

Increase (decrease) in cash and cash equivalents	4,805	(11,450)	10,046

Cash and cash equivalents balance at beginning of year	919	12,374	2,357

Effect of currency exchange rate on cash and cash equivalents	-	(5)	(29)

Cash and cash equivalents at end of year	5,724	919	12,374

Non-cash financing and investment activities (see Note 10D)

Repayment of convertible note payable to controlling party	(9,915)	-	-
Proceeds from stock issuance to controlling party	9,915	-	-
Conversion of convertible notes payable	4,427	-	-

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in  IFRS for the Year Ended December 31, 2012

Note 1 – General

A.
The Company was incorporated and registered in Israel on September 22, 2011 under the Companies Law, 1999 (hereafter – "the Companies Law"), as a private company limited in shares named BioCancell Ltd. (hereafter – "the Company").  Its official address is 8 Hartom Street in Jerusalem. The Company is a direct subsidiary of Clal Biotechnology Industries Ltd. ("CBI"), and its ultimate parent company is Clal Industries Ltd.

The Company was founded for the purpose of the reorganization of BioCancell Therapeutics Inc. (hereafter – "BioCancell U.S.") (a company engaged in the development of drugs to treat cancer), which included a reverse (three-way) merger (hereafter – "the Merger"), as a result of which the stockholders of BioCancell U.S. received shares of the Company (which then held all of the issued capital of BioCancell U.S.) in consideration for their shares of BioCancell U.S.

On the Merger date, August 14, 2012 (prior to which the Company had no activity), trading commenced on the Tel Aviv Stock Exchange (TASE) in the shares and Series 1 and 2 warrants of the Company, as detailed below.

The Merger did not include any change in the operations of BioCancell U.S. (or in its subsidiary) or in the stockholding percentage of the existing stockholders in BioCancell U.S.  As of the closing of the Merger, the Company became a mirror image of BioCancell U.S. in all that relates to the Company's operations and the stockholding percentages of its stockholders.

With the execution of the allotment of the Company's shares to the present stockholding public of BioCancell U.S., against the transfer of their holdings in BioCancell U.S. to the Company, the Company became a public company, as defined in the Companies Law, which reports in accordance with the provisions of Chapter VI of the Securities Law.

Under the terms of the Merger, additional securities that BioCancell U.S. allotted were also exchanged, as follows: (a) Series 3 and Series 4 warrants were exchanged for warrants of the Company (Series 1 and 2); (b) options in the employee options plans from 2004 and 2007 for compensation to employees, directors and consultants, exercisable for shares of BioCancell U.S., were exchanged for option warrants exercisable for shares of the Company; and (c) non-tradable warrants that were allotted to private investors in 2008 and 2010 were exchanged for non-tradable warrants, exercisable for the Company's shares.

Since the Company purchased the shares from BioCancell U.S. and since the Company cannot be deemed a buyer, the purchase was not deemed a business combination under International Financial Reporting Standard No. 3 (IFRS 3R).  Accordingly, the Company treated the purchase in a manner similar to a pooling of interests (“as pooling”).  The Company prepared consolidated financial statements in which the merger was reflected as though it had always been executed, essentially reflecting post-merger accounting treatment.

On December 28, 2012, the Secretary of the State of Delaware approved BioCancell U.S.’s certificate of dissolution. BioCancell Therapeutics Israel Ltd., BioCancell U.S.’ fully-owned subsidiary, became a fully-owned subsidiary of BioCancell Ltd.

B.	Reporting entity

(1)
The consolidated financial statements of the Company as of December 31, 2012 include those of the Company and of BioCancell Therapeutics Israel Ltd., which is a wholly-owned subsidiary of the Company (hereafter - the “Group”).

BioCancell Ltd.
Notes to the Consolidated Financial Statements in  IFRS for the Year Ended December 31, 2012

Note 1 – General (cont’d)

The Group is engaged in research and development of drug-candidates for the treatment of various cancer types, such as superficial bladder cancer, pancreatic cancer and ovarian cancer.  The leading drug developed by the Group has been successfully tested for a number of cancer types in pre-clinical animal studies, compassionate use human trials and a Phase I/IIa clinical trial.  The Group is now performing a Phase IIb clinical trial in pancreatic cancer patients, a Phase IIb clinical trial on bladder cancer patients  and a Phase I clinical trial in bladder cancer patients.  The Group is also evaluating indications for the possible use of this drug, and others under its development, to treat other types of cancer.  These activities are based on an exclusive license that had been transferred to the Group and the use of various technologies protected by patents or by applications for patent registration.

(2)
The biotechnology industry, in which the Group operates, is characterized by strong competition, resulting from the risk of frequent technological changes. Entry into this market requires the investment of considerable resources and continuous development.  The Group's future success is dependent on several factors, including the quality of the product's technology, the product's price, and the creation of an advantage over the competition.

The Group's product is in the development stage. Therefore, there is no certainty regarding the Group’s ability to complete the product’s development, receipt of regulatory permits, and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of additional financing and achieving operational profitability in the future. The Group is working to raise the capital needed for its continuing operations, although, as of the Balance Sheet date, there is significant doubt as to the Company's ability to continue operating as a “going concern”.  As of the signing date of the financial statements, and based on the Group's assessments, the Group’s financial resources are expected to suffice until May 2013. These financial statements do not include any measurement or presentation adjustments for assets and liabilities that would be required if the Group does not continue operating as a going concern.  The assessment of the final results of this situation cannot be determined at this stage.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in  IFRS for the Year Ended December 31, 2012

Note 1 – General (cont’d)

C.	Definitions

In these financial statements –

(1)	The Company – BioCancell Ltd.

(2)	The Group – BioCancell Ltd. and its subsidiaries.

(3)
Subsidiaries – BioCancell Therapeutics Israel Ltd and BioCancell U.S., whose financial statements are fully consolidated with those of the Company and which are/were fully-owned and controlled by the Company.

Note 2 – Basis of presentation

A.	Declaration of Compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by the Group in conformity with International Financial Reporting Standards (hereafter – "IFRS").  The Group initially adopted the IFRS principles in 2008, with the transition date being January 1, 2007 (hereafter – "the transition date").

The consolidated financial statements were approved by the Board of Directors on April 21, 2013.

B.	Functional and presentation currencies

The consolidated financial statements are presented in NIS, the Group's functional currency, and are rounded to the nearest thousand.  The New Israeli Shekel is the currency that represents the principal economic environment in which the Company operates.

C.	Measurement basis

The financial statements were prepared on the basis of historical cost, except for the following assets and liabilities: derivative financial instruments and financial instruments recorded at fair value in the Statement of Operations, and assets in respect of employee benefits.

D.	Operating cycle

The Company's ordinary operating cycle is one year.  Consequently, current assets and current liabilities include items that are expected to be realized within the Company's ordinary operating cycle.

E.	Format for analysis of expenses recognized in the Statement of Operations

The format for analysis of expenses recognized in the Statement of Operations is a classification method based on the operating characteristic of the expense.  Additional information on the nature of the expense is included in the notes to the financial statements.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 2 – Basis of presentation (cont’d)

F.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires the Group’s management to use judgment in its assessments, estimates and assumptions that affect the implementation of policies and the amounts of assets and liabilities, revenues and expenses. The actual results may differ from these estimates.

When formulating accounting estimates used in the Group’s financial statements, management is required to make assumptions regarding circumstances and events that involve considerable uncertainty.  Management's judgment in determining estimates is based on past experience, various facts, external circumstances and reasonable assumptions according to the circumstances appropriate for each estimate.

The estimates and assumptions on which they are based are reviewed regularly.  Changes in accounting estimates are recognized in the period in which the estimates were modified and in every future period impacted.

Presented below is information on critical estimates made while implementing accounting policies that have a material effect on the financial statements:

Estimate	Key assumptions	Possible implications	Reference
Share-based payment
The fair value of the stock options, which is determined at the grant date and is expensed in the Statement of Operations over the vesting period, is measured according to the Black-Scholes option pricing model.  This model uses critical estimates, such as volatility and estimated life of the option.

		Use of critical estimates, a change in which could have a material effect on the Company's results.	For information on estimates, see Note 11.
Long-term derivatives	According to IFRS, convertible notes payable and warrants are stated at fair value. The fair value determined based on estimates could change, such as volatility, share price, dollar interest rate.	Changes in fair value are recognized in the statement of operations and therefore, could influence the Company's results.	For information, see Note 19.
Grants receivable from the Chief Scientist	Every period, the Group assesses the possibility of receiving grants. Each project is evaluated on an individual basis.	Use of critical estimates, a change in which could have a material effect on the Company's results.	For information, see Notes 6 and 9.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies

The accounting policies provided below were applied on a consistent basis for all the periods presented in these consolidated financial statements by the Group entities:

A.	Consolidation basis

The Subsidiary is an entity controlled by the Company.  The Subsidiary's financial statements have been included in the consolidated financial statements from the date control was achieved.  The Subsidiary's accounting policies are identical to those adopted by the Company.

Transactions eliminated upon consolidation

Intercompany balances in the Group and unrealized income and expenses resulting from inter-company transactions were eliminated in preparation of the consolidated financial statements.

B.	Foreign currency

Transactions denominated in foreign currency are translated into the Group's functional currency at the exchange rate prevailing on the transaction dates.  Monetary assets and liabilities denominated in foreign currency on the reporting date are translated into the functional currency at the exchange rate prevailing on such date.  Exchange rate differences are recognized in the Statement of Operations.

C.	Financial instruments

(1)	Derivative financial instruments

Derivatives are recognized initially at fair value; issuance costs that can be attributed are recognized in the Statement of Operations when they are incurred.  Subsequent to initial recognition, derivatives are measured at fair value, with changes in fair value recognized in the Statement of Operations.

Warrants and convertible notes payable

Generally, the Group has adopted the abovementioned accounting treatment for changes in the fair value of warrants, for which the exercise price is not fixed, and for the conversion feature of the convertible notes, which is dollar-linked.

As the convertible notes are dollar-linked and contain an embedded derivative, the Company elected to designate them, as a whole, as a financial liability to be measured at fair value through the Statement of Operations.

Liability for commission to underwriters

The commitment for a future cash commission payment, which is derived from the stock price, is classified as a derivative in the financial statements and is measured at fair value.  Changes in the liability amount are recognized in the Statement of Operations.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

C.	Financial instruments (cont'd)

(2)	Non-derivative financial instruments

Non-derivative financial instruments include receivables, cash and cash equivalents, short-term deposits, trade and other payables, and grant liabilities.

Non-derivative financial instruments are initially recorded at fair value, plus, for instruments not stated at fair value with changes recorded in the Statement of Operations, all directly attributable transaction costs.  Subsequent to initial recognition, non-derivative financial instruments are measured as provided below.

A financial instrument is recognized when the Group assumes the instrument's contractual terms.  Financial assets are derecognized when the Group's contractual rights to the cash flows deriving from the financial assets lapse, or when the Group transfers the financial assets to others, without retaining control in the asset, or it essentially transfers all of the risks and benefits deriving from the asset.  Purchases and sales of financial assets effected in the regular manner are recognized on the transaction date – i.e. on the date the Group has undertaken to buy or sell the asset.  Financial liabilities are derecognized when the Group's obligation, as provided in the agreement, lapses or when it is discharged or cancelled.

Loans and receivables

Loans and other current assets are non-derivative financial assets, with fixed or determinate payments, that are not traded in an active market.  Subsequent to initial recognition, the loans and other current assets are measured at net book value, which is amortized using the effective interest method, while considering transaction costs and after deducting impairment provisions.

Cash and cash equivalents

Cash includes cash balances for immediate use and demand deposits.  Cash equivalents include short-term investments with an original maturity of up to 3 months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value.

(3)	Common stock

Common stock – Incremental costs attributed directly to the issuance of common stock are presented as a deduction from equity.

BioCancell Ltd.
Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

D.	Property and equipment

Recognition and measurement

Property and equipment items are measured at cost net of accumulated depreciation and impairment losses.

E.	Intangible assets

Research and development

Expenditures related to research activities, for the purpose of acquiring new scientific or technical know-how, are expensed when incurred.

Development activities are related to a plan to produce new products or processes, or to significantly improve existing products or processes.  Expenditures for development activities are capitalized as an intangible asset only if: the development costs may be reliably measured; the product or process is technically and commercially feasible; future economic benefit is expected from the product and the Group intends and has adequate resources to complete the development and use or sell the asset.

None of the Company's development costs meet the above conditions.  Therefore, they are expensed when incurred.

Also see Note 3(I) below regarding the offset of grants for participation in research and development expenses.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

F.	Impairment

(1)	Financial assets

A financial asset is examined for impairment when there is objective evidence that one or more events have had negative impact on the assets’ estimated future cash flows.

Impairment losses are recognized in the statement of operations.

An impairment loss will be reversed when it is objectively attributable to an event that occurred after recognition of the impairment loss.  Reversal of the impairment loss on financial assets measured at net book value is recognized in the statement of operations.

(2)	Non-financial assets

The carrying value of the Group's non-financial assets is examined at each reporting date, in order to determine whether there are signs indicating impairment.  If such signs exist, as noted, the estimated recoverable amount of the asset is calculated.

The recoverable amount of an asset or of a cash-generating unit is the higher of the value in use and the net sales price (fair value, net of selling expenses).  In determining value in use, the projected future cash flows are discounted at a pre-tax discount rate that reflects market assessments of the time value of money and the specific risks related to the asset.  For the purpose of examining impairment, the assets are grouped together at the lowest level that generates cash flows from ongoing usage, which are essentially independent of other Group assets ("cash-generating unit").

Impairment losses are recognized when the carrying value of an asset or the cash-generating unit to which the asset belongs exceeds the recoverable amount, and is recognized in the statement of operations.

Impairment losses that were recognized in prior periods are re-examined at each reporting date, in order to determine whether there are signs indicating that the losses decreased or no longer exist.  An impairment loss is reversed if a change has occurred in the estimates used to determine the recoverable amount, but only to the extent that the carrying value of the asset, after reversal of the impairment loss, does not exceed the carrying value net of depreciation or amortization that would have been determined had the impairment loss not been recognized.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

G.	Employee benefits

The Group has several severance benefit plans.  The plans are funded generally by deposits to insurance companies and they are classified as defined benefit plans.

(1)	Defined benefit plans

The Group's net obligation, relating to a defined benefit plan for severance benefits, is calculated by estimating the future benefit amount that an employee will receive in return for his services, in the current period and in prior periods.  This benefit is stated at present value after deducting the fair value of the plan assets.  Likewise, the said liability is adjusted for deferred actuarial gains and losses.  The discount rate is determined based on the yield on the reporting date of government bonds, for which the currency and maturity date are similar to the terms of the Group's obligation.

(2)	Short-term benefits

The obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recognized when the related service is rendered, or in the event of a non-accruing absence (such as maternity leave) – at the time of the actual absence.

The classification of employee benefits as short-term or other long-term benefits for the purpose of their presentation in the statement of financial position is based on the date on which the liability is due.

(3)	Share-based payment transactions

The grant date fair value of share-based payments to employees and consultants is recognized as an expense concurrent with an increase in equity, over the employees' vesting period of the grants.  The amount expensed, which is contingent on vesting terms that are a condition of service or performance conditions that are not market conditions, is adjusted to reflect the number of grants for shares that are expected to vest.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

H.	Provisions

A provision is recognized when the Group has a current, legal or constructive obligation resulting from an event that occurred in the past, which may be reliably estimated, and when it is expected that an outflow of economic benefits will be necessary to settle the obligation.

Legal claims

The provision for legal claims is recognized when the Group has a current legal obligation or a constructive obligation resulting from an event that occurred in the past, and it is more likely than not that the Group will require economic resources to discharge the obligation and it may be reliably estimated.  When the effect of the time value is material, the provision is measured based on its present value.

Liabilities for royalties

The Group does not recognize obligations for royalties until occurrence of the event in which the actual obligation arises.

I.	Grants for participation in research and development expenses

Grants are initially recognized when there is reasonable assurance of their receipt and of the Group's compliance with the receipt-entitling terms.

Grants received as reimbursement of expenses borne by the Group are presented as a reduction to the related expense.

Grants for research and development projects are treated as forgivable loans, in accordance with the provisions of IAS 20.  Grants received are recognized as a liability based on their fair value at the date of receipt, unless on such date it is reasonably certain that the received amount will not be repaid.  The liability amount is re-examined during every period, and the changes, if any, in the present value of the cash flows discounted at the grant's original interest are recognized in the statement of operations.  The Group operates in the biotechnology industry and there is significant uncertainty as to the success of the product under development and to repayment of the grant.  In the Company's opinion, as of the Balance Sheet date, there is a less than 50% chance of repayment of the OCS grants.  Therefore, the Group did not record a liability for receipt of these grants.

J.	Finance income and expense

Finance income includes interest income on amounts invested, changes in the fair value of financial instruments presented at fair value with changes recognized in the Statement of Operations, and gains from exchange rate differences.  Interest income is recognized when accrued, using the effective interest method.

Finance expenses include changes in the fair value of financial instruments presented at fair value with changes recognized in the Statement of Operations, interest expenses on convertible notes, bank commissions and other.  Credit costs are expensed by the effective interest method.

In the statement of cash flows, interest received is included in cash flows from operating activities.

Gains and losses from exchange rate differences are reported net, as finance income or finance expenses, depending on the volatility in the exchange rate.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 3 – Significant accounting policies (cont’d)

K.	Income tax expenses

A deferred tax asset is recognized in the books when it is expected that there will be taxable income in the future, against which it will be possible to utilize the temporary differences.  Since the possibility of realizing the tax benefit is in doubt, the Group did not create deferred tax assets.

L.	Loss per share

The Group presents basic and fully-diluted loss per share data for its common stock.  The basic loss per share, which is the same as the fully-diluted loss, is calculated by dividing the loss attributable to the Group's common stockholders by the weighted average number of shares outstanding during the period.

M.	New standards and interpretations not yet adopted

Subject	Effective date and transitional provisions	Expected effects
IFRS 13 replaces the guidelines on the manner of fair value measurement appearing in various IFRS.  To this end, the Standard defines fair value and  prescribes measurement and disclosure guidelines.  However, the Standard does not require new fair value measurement, but rather, explains how to measure fair value when such measurement is required by other standards.  The Standard will apply when fair value measurements or disclosure of fair value are required or allowed according to other IFRS.

The Standard will be applied for annual periods commencing on or after January 1, 2013 The Standard will be applied prospectively, with disclosure requirements not imposed on comparative figures for the periods preceding initial application of the Standard.

It is the Group's assessment that application of the Standard is not expected to have a material effect on the financial statements.
IAS 19 includes several changes regarding the accounting treatment of employee benefits, including, that all actuarial gains and losses will be recognized immediately through other comprehensive income, and cancels the corridor method.  Likewise, interest that will be recognized in the statement of operations will be calculated on the balance of the net liability (asset) for the defined benefit, at the discount rate used to calculate the liability.  Additionally, the classification of employee benefits as short or long-term will depend on the entity's expectations of the dates for full utilization of the benefits.

	The Amendment will be applied for annual periods commencing on or after January 1, 2013, retrospectively (except for certain mitigations listed in the amended standard).	It is the Group's assessment that this amendment is not expected to have a material effect on the financial statements.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 4 – Determination of fair value

As part of the accounting policies and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities.  The fair value is determined for measurement and/or disclosure purposes based on the methods described below.  Additional information on the guidelines used in determining fair value is provided in the notes related to that asset or liability.

Share-based payment – The fair value of options, which is determined on the grant date and amortized to the Statement of Operations over the vesting period, is measured according to the Black-Scholes-Merton option pricing model (see Note 11).  The model's assumptions include the stock price as of the measurement date, the instrument's exercise price, expected volatility (based on the weighted average of the historical volatility of the Company), the weighted average of the expected life of the instruments (based on past experience and the general behavior of the option holders), expected dividends and the risk-free interest rate (based on government bonds).  When determining fair value, service terms and performance terms that are not market terms are not taken into account.

Convertible notes and warrants – According to IFRS, convertible notes and warrants are stated at fair value.  The fair value determined is based on the binomial model. The model's assumptions include the share price on the measurement date, the conversion price, exchange rate, interest rate and the volatility of the Company’s shares.

Liability for commissions to underwriter – According to IFRS, underwriter commissions were classified in the financial statements as a derivative and measured at fair value, based on valuations performed by independent, external valuators with the requisite skills. The fair value is determined based on a binary options model.  The model's assumptions include the stock price, risk-free interest and volatility of the traded warrants of the Company.

Note 5 – Cash and Cash equivalents

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands
In Israeli currency
Cash	870	139
Cash equivalents	2,754	647
In foreign currency
Cash	607	133
Cash equivalents	1,493	-

	5,724	919

The Group's exposure to interest rate risk, currency risk and a sensitivity analysis of cash and cash equivalents balances is provided in Note 13 regarding financial instruments.

Note 6 – Receivables and other current assets

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands
Grants receivable from OCS (see Note 9)	173	61
Value Added Tax Authorities	544	201
Prepaid expenses	611	1,905

	1,328	2,167

For the Group's exposure to currency and liquidity risks on receivable balances, see Note 13 regarding financial instruments.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 7 – Trade accounts payable

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands
Suppliers*	753	1,184
Credit card payable	8	34

	761	1,218

* Includes a balance in respect of a related party of NIS 235 thousand (December 31, 2011 – no such balance)

For the Group's exposure to currency and liquidity risk on trade accounts payable, see Note 13 regarding financial instruments.

Note 8 – Other payables

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands
Salary-related payables to institutions and employees	239	716
Accrued expenses	3,048	2,880
Interest payable on convertible notes (see Note 19)	-	231

	3,287	3,827

For the Group's exposure to currency and liquidity risk on some of the payable balances, see Note 13 regarding financial instruments.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 9 – Contingent liabilities and commitments

A.	Liability for royalty payments to the Office of the Chief Scientist (OCS)

The Group has financed part of its research and development activities with grants from the Office of the Chief Scientist in the Ministry of Trade and Industry (OCS).  In consideration for the OCS grants, the Group is obligated to pay royalties at a rate between 3% and 5% of revenues from sales of the product developed with the funding of the OCS, up to repayment of the full amount of the grant, linked to the U.S. dollar exchange rate and bearing an agreed-upon interest rate.  The transfer of all production outside of Israel requires the payment of increased royalties of 300%.

 During the year, the Chief Scientist approved two grant applications by the Group for the purpose of research and development activity.

Total OCS grants received by the Group as of the Balance Sheet date amount to approximately NIS 11.7 million.  The Company has yet to begin to pay royalties in respect of these grants.

The financial statements do not include a liability for the payment of royalties in respect of these grants.

See Note 2(f) and 3(i) above.

B.	Licensing agreement

The Company's research and development activities are based on an exclusive license given to the Group to use technology protected by patent and/or applications filed for registration of patents, which was developed by one of the Group’s founders.

The rights to the said patents were originally the property of Yissum.  According to the amended licensing agreement signed between Yissum and the Group in September 2007, all intellectual property developed through the financing of the OCS which includes but is not limited to the intellectual property rights deriving from laboratory trials that were financed by the OCS, will be owned solely by the Group ("the License Agreement").  In consideration, the Group has undertaken to pay royalties to Yissum, at the following rates:

(1)	5% of net sales.
(2)
10% of total proceeds that the Group receives from any third party that receives a sub-license to use the Group's technology up to royalties of $30 million per year, and 6.5% of total proceeds beyond this amount.

The Group does not recognize a liability for royalty payments until the occurrence of the event which triggers the actual obligation, and therefore, the financial statements do not include a liability for these royalties.

The licensing agreement will expire when the patent expires in each country, or if no patent is registered in that country, in the ninth year from the date of the first commercial sale (as defined in the License Agreement) in that country.  It was also agreed, according to the wording of the License Agreement, that upon the expiration of the agreement covering each country, as aforesaid, the Group will have a license for that country, which is not subject to its obligations pursuant to the License Agreement, and which has no time limit.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 9 – Contingent liabilities and commitments (cont'd)

B.	Licensing agreement (cont'd)

The Group has undertaken to indemnify Yissum and the Hebrew University of Jerusalem, their employees, officers, representatives and any person acting on their behalf (hereinafter - “Indemnitees”) from and against any liability including product liability, damages, losses, expenses, including reasonable legal fees and litigation costs (hereinafter -“Losses”)  incurred by the Indemnitees as a result of the Group's acts and/or omissions and/or result from use, development, manufacture, marketing, sale and/or sublicensing of the technology unless such Losses are determined to have resulted from the gross negligence or willful misconduct of Indemnitees.  Additionally, upon the commencement of any clinical trial, and prior to the first commercial sale, the Group has undertaken to procure comprehensive insurance related to product liability and the Company's indemnification obligation, and to add Yissum as an additional insuree. The Group has also undertaken to acquire, at its expense, with the commencement of clinical trials, clinical trial liability insurance of a reasonable amount commensurate with accepted commercial practice.  The Group acquired insurance for the clinical trials it finances.

C.	Liability for payment of grant to the Israel-US Binational Industrial Research and Development Foundation (BIRD)

In December 2007, the Group and the Virginia Biosciences Commercialization Center (VBCC), received approval for a cooperative grant from the Israel-US Binational Industrial Research and Development Foundation (BIRD). The grant partially funded the Company's Phase I/IIa clinical trial in pancreatic cancer at the University of Maryland (hereinafter – "the Project"), which concluded successfully in October 2010, resulting in the Group undertaking to repay the grant in the amount of $324 thousand.

During December 2012, the parties reached agreement that the Group would return a total of $515 thousand (of which $70 thousand was returned as of the report date), in semi-annual payments until April 2015.  The Company has an early-payment option, which, as of the date the terms were modified and as of the report date, is valued at zero.  The Company derecognized the original liability balance and recognized the new liability based on fair value.  The difference of NIS 150 thousand was recognized as financing income.  Accordingly, as of December 31, 2012, the Group has a long-term liability of NIS 561 thousand and a short-term liability of NIS 523 thousand, including interest and linkage, to BIRD.  The Group's liability is stated as a financial liability, in accordance with IAS 39, by the amortized cost method based on the effective interest.

D.	Clinical Trial Agreements (hereafter – "research agreements") between the Group and Medical Centers in Israel and abroad (hereafter “Hospitals”)

The Group has signed research agreements with medical centers in Israel and U.S., under which the Hospitals will carry out clinical trials studying the effect of the Group's developing drug therapy in patients with superficial bladder cancer and patients with inoperable pancreatic cancer, characterized by advanced localized tumors.  Pursuant to the research agreement, the Group will finance the clinical trials, including the supply of the study drug.  The consideration for the Hospitals depends upon the number of patients participating in the trials and the duration of and number of treatments in the Hospitals.  The Group has undertaken to indemnify the Hospitals, including the medical teams participating in the trials, against any claim deriving from the trials, as long as the trials were conducted in accordance with the research agreements and the damage was not sustained as a result of the negligence of the Hospitals.  The Group has undertaken to insure the Hospitals, including the managers and employees involved in the trials, with liability insurance policies that will not be less than $5 million per case.  These commitments will continue to be in effect even after the termination of the research agreements.  Premium payments for the insurance policy are recognized as a current expense in clinical trial expenses.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 9 – Contingent liabilities and commitments (cont'd)

E.	Research and development services agreement

The Group's research and development activities are carried out primarily by a laboratory research team in the Hebrew University of Jerusalem. The laboratory's operation is managed by an interested party of the Group. The Group signed an agreement to receive research and development services with Yissum – the Research Development Company of the Hebrew University of Jerusalem.  Pursuant to the agreement, as of December 31, 2012, the Group has transferred a total of NIS 335 thousand + VAT for the first quarter of 2013.  In return, Yissum will ensure that performance of the research program is possible.

As of the report date, the Group has a credit of NIS 335 thousand for research and development services to be rendered in the future in the laboratories of the Hebrew University, which are included in receivables and other current assets.

F.	Vehicle leases

The Group has lease agreements for 8 vehicles, for a period of 24-36 months each.  In connection with these agreements, the Company made deposits to secure the future lease payment obligations.  The balance of these deposits as of the Balance Sheet date is NIS 75 thousand.  The deposits are linked to the Consumer Price Index and do not bear interest.

G.	Office lease

The Group has entered into a rental agreement for its offices until September 2013, with an extension option. The monthly rental fees (including management and parking fees) are NIS 16 thousand. A NIS 58 thousand guarantee was furnished through Bank Leumi in favor of the property owner, to secure the agreement.

H.	Liability for payment of royalties to the Jerusalem Development Authority (JDA)

During 2009, the Company received a grant of NIS 135 thousand from the JDA. In consideration for the grants, the Company is obligated to pay royalties at a rate of 4% of revenues from sales up to repayment of the full amount of the grants received, linked to the Consumer Price Index.  The financial statements do not include a liability for receipt of this grant, due to the significant uncertainty regarding repayment of the grant.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 10 – Stockholders' equity

A.	Common stock

	Number of common shares
	2012	2011
In thousands of shares, NIS 0.01 par value

Issued and outstanding common stock as of January 1	26,685	26,685
Issued during the year	60,736	-
Issued in consideration for services during the year	64	-
Conversion of convertible notes payable	4,791	-

Common stock issued and outstanding as of December 31	92,276	26,685

Authorized common stock	250,000	65,000

B.	Dividend distribution policy

A dividend distribution policy has not yet been determined.

C.	Group's share capital

On August 14, 2012, the Group executed the Merger and trading in the stock and Series 1 and 2 options of the Company commenced, as detailed below.

Under the terms of the Merger, the stockholders in BioCancell U.S. received, in consideration for their shares (in BioCancell U.S.), shares of the Company (every BioCancell U.S. share entitled its holder to one common share, NIS 0.01 par value, of the Company, which was allotted for no cash consideration).  As of the Merger date, BioCancell Ltd. holds all of the shares of BioCancell U.S. and constitutes its mirror image in all that relates to the stockholding percentages of its stockholders.

Under the terms of the Merger, additional securities that BioCancell U.S. allotted were also exchanged, as follows: (a) Series 3 and Series 4 warrants were exchanged for warrants of the Company (Series 1 and 2); (b) options in the employee options plans from 2004 and 2007 for compensation to employees, directors and consultants, exercisable for shares of BioCancell U.S., were exchanged for option warrants exercisable for shares of the Company; and (c) non-tradable warrants that were allotted to private investors in 2008 and 2010 were exchanged for non-marketable warrants, exercisable for the Company's shares.

Immediately following the Merger, the issued and paid-up capital amounted to NIS 549,141, divided into 54,914,092 common shares, NIS 0.01 par value.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 10 – Stockholders' equity (cont’d)

D.	Post-merger issuances

On November 12, 2012, the Company executed a public offering in Israel by tender, in accordance with the Company's prospectus from November 1, 2012, and a supplementary notice to the prospectus from November 12, 2012.  On the subsequent day, the Company allotted 37,362,000 common shares, registered to bearer, NIS 0.01 par value each, to every tender participant (of which 36,905,000 common shares to CBI, the Company's controlling stockholder), at a share price of NIS 0.42, for gross proceeds of NIS 15,692 thousand (the Company recorded issuance costs of NIS 145 thousand).  Within the framework of the offering, the anti-dilutive provisions were invoked for certain investors (as described in E(6) below), which were stipulated in the investment agreements from 2008 and 2012 (except for the 2008 agreements with Tikcro Technologies Ltd. ("Tikcro") (which was deemed in the past a controlling shareholder in the Company by virtue of the voting agreement) and the Provident Fund of Employees of Hebrew University of Jerusalem Ltd. ("the Provident Fund"), whose right to such provisions has expired, in the Company's opinion), as provided below.  As a result: (1) the parties to these agreements are entitled to receive a cumulative total of 29,510 thousand common shares (of which 25,829 thousand shares to CBI); and (2) the exercise price of the warrants received by CBI in the 2008 investment agreement, as noted, was changed from NIS 0.87 per share to NIS 0.42 per share.

Additionally, the Company received a demand from Tikcro, claiming that it is also entitled to the adjustment mechanism related to the shares and options, as well as compensation for the fact that it was unable to convert the loan to the Company's shares at the share price of the public offering of the Company, which were purchased by Tikcro und under the 2008 agreements. The significance of Tikcro's demand, if found justified, and considering the possible consequences also for the Provident Fund's rights to adjust the terms of the securities allotted to it under the terms of the 2008 investment agreements as a result of the aforementioned public offering are: (1) an additional cumulative allotment of 3,171 thousand shares; and (2) changing the exercise price of the warrants from the 2008 investment agreements, as noted, from NIS 0.87 per share to NIS 0.42 per share (this would increase the valuation of these options by NIS 324 thousand as of the balance sheet date – for additional details, see Note 19).  The Company rejects these assertions.  The Company and Tikcro approached an arbitrator to decide the matter.  Note, that to date, the Company has not allotted the adjustment shares owed to investors under the 2008 and 2012 investment agreements, due to the execution of a private placement offering to CBI in July 2012 (see E(1) below), and the public offering in November 2012.  The reason for this is that in accordance with the TASE's new guidelines from April 2012, the allotment of adjustment shares is subject to a minimum payment of NIS 0.1 by the investors, for each adjustment share, and the investors have not yet sent such payment to the Company.  The Company is in contact with the investors, in order to make progress in this matter.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 10 – Stockholders' equity (cont’d)

E.	Pre-merger issuances

(1)
In May 2012, BioCancell U.S. entered into an agreement with CBI, whereby: (a) since Tikcro did not convert the convertible notes payable it provided to BioCancell U.S. in July 2008 into common shares of BioCancell U.S., and they matured on July 31, 2012, CBI invested in BioCancell U.S. an amount equal to the Tikcro loan balance –$2,481 thousand (approximately NIS 9,915 thousand) – in return for an allotment of shares of common stock of BioCancell U.S., at a price of NIS 0.87 per share; (b) CBI converted into shares the convertible notes payable it provided to BioCancell U.S. in 2008 (and together with it, also the Provident Fund of the Employees of the Hebrew University of Jerusalem Ltd.).  The transaction was executed after receipt of several appropriate approvals, including approval by a general meeting of the stockholders of BioCancell U.S. as a transaction in which the controlling stockholder has a personal interest. On July 31, 2012, CBI invested the aforementioned $2,481 thousand, in consideration for the allotment of 10,732 thousand common shares of the BioCancell U.S. The proceeds were transferred directly to Tikcro (by CBI) for repayment of the convertible notes payable.  Additionally, CBI and the Provident Funds converted into shares the convertible notes payable provided to the Company in 2008, in consideration for 4,791 thousand shares.

The share price under the terms of the private placement to CBI led to invoking the adjustment formula prescribed in the investment agreements from 2008 and 2012.  Consequently: (1) the parties are entitled to a total of 2,103 thousand common shares (of which 1,345 thousand to CBI) (as noted in D above, these shares have not yet been allotted); (2) the exercise price of the warrants received by investments from 2008 was changed, as noted, from NIS 1 per share to NIS 0.87 per share; and (3) the number of common shares resulting from conversion of the notes payable given to the 2008 investors in BioCancell U.S. by 684 thousand shares, which were included in the aforementioned total of 4,791 thousand shares that were allotted in consideration for conversion of the notes payable.

(2)
On January 24, 2012, BioCancell U.S. executed an exceptional private placement, in accordance with agreements with various investors, of 11,144,400 of its common shares ($0.01 par value each) that were allotted against total consideration of NIS 11,144,400 (approximately $3 million) (the Company recorded issuance costs of NIS 373 thousand), at a price of NIS 1.00 per share.  Among the investors was CBI, which was deemed a joint-controlling stockholder in the Company, for the purpose of approving transactions with interested parties under the Israeli Companies Law, and since the execution of the offering, is deemed the Company's controlling stockholder.

The stock price in the private placement led to invoking the adjustment formulas prescribed in the investment agreements from 2008.  Consequently, (1) a total of 1,500 thousand common shares were allotted to 2008 investors; (2) the exercise price of the warrants received by 2008 investors was changed from $0.716 per share to NIS 1 per share; and (3) the number of common shares deriving from the conversion of the convertible notes payable of BioCancell U.S. was increased (by 8,439 thousand shares, of which 5,780 expired upon repayment of the convertible note payable to Tikcro, and the balance was converted by CBI and Provident Fund).

(3)
On November 18, 2010, BioCancell U.S. filed a shelf offering according to which it issued 5,634,970 shares, 2,817,485 warrants  (Series 3), exercisable into 2,817,485 common shares of the Company until November 17, 2012, at an exercise price of NIS 3.69  and 2,817,485 warrants  (Series 4), exercisable into 2,817,485 common shares of BioCancell U.S. until November 17, 2014  at an exercise price of NIS 4.43 per share.  The gross proceeds of the offering were NIS 18,595 thousand, of which issuance costs of NIS 3,319 were recorded to additional paid-in capital on shares, against the issuance of BioCancell U.S. shares to investors.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 10 – Stockholders' equity (cont’d)

E.	Pre-merger issuances (cont’d)

Within the framework of the offering, the underwriters were granted 197,224 Series 4 Warrants, and the underwriters will also be entitled to a future cash payment equal to 3% of the total payment to be received from the exercise of the warrants.

BioCancell U.S. recognized issuance costs in the amount of NIS 276 thousand, based on the fair value of the warrants, calculated by the B&S model, and NIS 549 thousand based on the fair value of the liability for the cash commission, which was calculated, as of the offering date, using a probability of future cash payment of 80% (regarding changes in fair value, see Note 16).

(4)
During March 2010, BioCancell U.S. issued to several private and classified investors  a total of 4,158 thousand common shares of BioCancell U.S., $0.01 par value each, at a price of NIS 2.95 per share, for total gross proceeds of NIS 12,265 thousand, in an exceptional private placement.  Under the terms of the offering, 4,158 warrants (from 2010) were allotted to the investors, for no additional consideration, which were exercisable into BioCancell U.S. common stock, at an exercise price of NIS 4.25, unlinked, for 4 years.  The allotment proceeds, net of issuance costs of NIS 2,208 thousand, were recorded in additional paid-in capital against the issuance of BioCancell U.S. stock to the investors.

On the offering date, BioCancell U.S. signed an underwriting agreement, pursuant to which BioCancell U.S. allotted to the underwriters 415,750 warrants, exercisable into common shares of BioCancell U.S., at an exercise price of NIS 4.25, unlinked.  Additionally, the underwriters will be entitled to a future cash payment equal to 3% of the total proceeds to be received from the future exercise of the warrants.

BioCancell U.S. recognized NIS 842 thousand in issuance costs according to the fair value of the warrants calculated according to B&S, and NIS 435 thousand based on the fair value of the cash payment liability, which was calculated as of the offering date with a probability of 80% for future cash payment (regarding changes in fair value, see Note 16).

(5)
On July 30, 2008, BioCancell U.S. executed a private placement in which a cumulative total of 1,222,780 common shares (at a price of $0.597 each), unlisted notes convertible into up to 5,058,002 shares of common stock (at a price of $0.716 each) and unlisted warrants for the purchase of up to a cumulative total of 6,280,783 shares of common stock (at a price of $0.716 each) were allotted to 3 offerees, in consideration for $3.65 million (approximately NIS 12,662 thousand).  See also Note 19.

(6)
Note that under the terms of the allotment agreements, it was prescribed that until the date the Company closes a capital raising of $15 million, it will grant  to all offerees full ratchet protection against dilution of their holdings, such that if the Company will allot securities at a price below the price at which the offerees acquired the shares, or will allot securities to a third party at better terms than those given to the offerees, then the securities allotted to the offerees will be deemed as allotted at a lower price and/or as also given at the better terms, as applicable.

(7)
In March 2011, Tikcro approached BioCancell U.S., asserting that under the terms of its investment agreement with it from 2008, BioCancell U.S. had undertaken, inter alia, to list its shares for trading on a US stock exchange, and that despite the time that has passed since the registration agreement was signed, BioCancell U.S. did not do so.  In its letter, Tikcro states that such conduct by BioCancell U.S. constitutes a fundamental breach of the provisions of the registration agreement, causing Tikcro to sustain significant damages.  The Company is evaluating the implications of the claim.  After consulting with its legal counsel, in the Company's opinion, it is not possible at this stage to estimate the implications of the claim.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 11 – Share-based payment

A.	Presented below is a table that summarizes the terms of the grants and the number of options granted by the Board of Directors but not yet exercised, forfeited or expired until December 31, 2012:

	Number of instruments	Exercise price	Actual vesting dates	Contractual life of options

Year 2004	149,888	$0.01	two years	10 years

Year 2006	78,426	$0.08	3 years	10 years

Year 2008	447,924	NIS 1.27	3-4 years	10 years

	*120,000	$0.597	3 years	10 years

	60,000	$0.597	1 year	10 years
				10 years
Year 2009	450,000	NIS 3.18	4 years, with acceleration, based on milestones

	140,000	NIS 3.17	4 years	10 years

	20,000	NIS 3.17	1 year	10 years

	56,250	NIS 3.51	3 years	10 years

Year 2010	60,000	NIS 3.17	3 years	7 years

	20,000	NIS 3.17	1 year	10 years

	**263,734	NIS 2.85	3 years	10 years

Year 2011	*300,000	NIS 2.90	220,000 in 4 years and 80,000 based on milestones	10 years

	200,000	NIS 1.86	150,000 in 4 years and 50,000 based on milestones	10 years

Year 2012	*300,000	NIS 1.583	4 years	10 years

	85,000	NIS 0.98	4 years	10 years

	*400,000	NIS 0.99	4 years	10 years
Total as of
December 31, 2012	3,151,222

* These instruments were given to interested parties and key managerial personnel in the Group (see Note 20).
** Approximately 60,000 of these instruments were given to an interested party.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 11 – Shares-based payment (cont'd)

B.	Presented below are the changes in the stock options and the weighted average of the exercise price:

	December 31, 2012			December 31, 2011			December 31, 2010
	Number of Options	Weighted average of exercise price		Number of Options	Weighted average of exercise price		Number of Options	Weighted average of exercise price
		NIS	$		NIS	$		NIS	$
Outstanding at beginning of period	2,726,752			2,421,176			2,521,989

Granted during year (exercise price in NIS)	785,000	1.22	-	910,888	2.65	-	248,750	3.40	-
Forfeited during year	(111,156)	2.86	-	(182,812)	3.31	-	(137,500)	2.44	0.60
Exercised during year*	-	-	-	(260,000)	1.27	-	(212,063)	-	0.30
Expired during year	(249,374)	1.87	-	(162,500)	1.90	-	-	-	-

Total options outstanding at end of period*	3,151,222			2,726,752			2,421,176

Composition:
Average exercise price in NIS	2,742,908	2.15	-	2,318,438	2.48	-	2,012,862	2.30	-

Average exercise price in $	408,314	-	0.282	408,314	-	0.282	408,314	-	0.282

*	Weighted average of contractual life of outstanding options as of December 31, 2012 is 5.84 years (as of December 31, 2011 is 6.68 years).

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 11 – Share-based payment (cont'd)

C.	Presented below are data on the average exercise price for options exercisable as of end of period:

	December 31, 2012		December 31, 2011		December 31, 2010
	No. of options	Exercise price	No. of options	Exercise price	No. of options	Exercise price
Average exercise price in NIS	1,727,958	2.38	1,458,032	2.41	1,112,723	2.077
Average exercise price in $	408,314	0.282	408,314	0.282	378,314	0.257
Total exercisable options as of end of year	2,136,272		1,866,346		1,491,037

D.	The fair value of the services received in consideration for the stock options granted, based on the fair value of the options granted, was measured by the Black - Scholes option pricing model:

	Grants during	Grants during
	2012	2011
Fair value on grant date	NIS 404 thousand	NIS 1,358 thousand

Parameters used in application of the model are as follows:
Stock price (in NIS)	NIS 0.71-0.96	NIS 1.42-2.61
Exercise price (in NIS)	0.98-1.583	1.86-2.9
Expected volatility (1)	0.78-0.82	0.75-0.81
Expected life of the option	7 years	10 years
Risk-free interest rate (2)	3.50%-4.00%	3.83%-4.69%
Expected dividend rate	-	-

(1)	The expected volatility was determined based on the historical volatility of the stock price of the Company’s stock.

(2)
The risk-free interest rate was determined based on the yield to maturity of State of Israel bonds for options with a NIS-linked exercise price, with their duration to maturity equal to the expected life of the options.

E.	Salary expense for share-based payment

	For the year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Options granted in 2008, net	1	12	50
Options granted in 2009, net	(27)	183	701
Options granted in 2010, net	12	(127)	501
Options granted in 2011, net	180	831	-
Options granted in 2012, net	219	-	-

	385	899	1,252

Regarding the options granted to related parties, see also Note 20 regarding related party and interested party transactions and balances.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 12 – Financial risk management

A.	The Company is exposed to the following risks, deriving from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

B.	Risk management framework

The Board of Directors has overall responsibility for providing the basis for the Group's risk management framework and its oversight.  The Board of Directors appointed the audit committee to be responsible for the oversight and monitoring of the Group's risk management policy.  The committee reports its activities to the Board of Directors regularly.

The Group's risks management policy was formulated so as to identify and analyze the risks facing the Group, to determine the reasonable risk limits and controls and to monitor the risks and comply with limitations.  The risks management policy and methods are reviewed regularly in order to reflect changes in market conditions and the Group's activities.  The Group takes action to develop an effective control environment in which all the employees understand their functions and obligations.

This committee also oversees the management's monitoring of the Group's risk management and its procedures and evaluates the suitability of the risks management policy to the risks facing the Group.  In its oversight, the audit committee is assisted by the internal audit, engages in regular testing and as-needed testing of the risks management controls and procedures, the results of which are reported to the audit committee.

C.	Credit risk

Credit risk is the risk of monetary loss that the Group will sustain if a debtor or counter-party to a financial instrument does not meet its contractual obligations, and derives mainly from the debts of various debtors.

The Group currently limits the exposure to credit risk by investing only in deposits, and not in securities.

D.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its financial obligations when they come due.  The Group's approach to management of its liquidity risk is to ensure, to the extent possible, the adequate degree of liquidity to meet its obligations on a timely basis, under ordinary conditions and in periods of stress, without sustaining unwanted losses or damaging its reputation.

The Group verifies the existence of adequate cash levels, according to the requirements for payment of expected operating expenses, including amounts required to meet its financial obligations.

The aforesaid does not take into account the potential effect of extreme scenarios, that cannot reasonably be foreseen.

See Note 1B regarding the substantial doubt as to the ability of the company to continue as a "going concern".

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 12 – Financial risk management (cont'd)

E.	Market risk

Market risk is the risk that changes in market prices, such as exchange rates, consumer price indices, interest rates and prices of equity instruments, will affect the Group's revenues or the value of its holdings in financial instruments.  The goal of market risk management is to manage and monitor exposure to market risks within accepted parameters, while maximizing yields.

(1)	Currency risk:

The Group is exposed to currency risk mainly from purchases for development expenses that are denominated in U.S. dollars.  Therefore, the Company is exposed to volatility in the dollar/shekel exchange rate and takes action to reduce the currency risk by retaining the liquid resources in its possession in currencies compatible with its future needs.

(2)	Interest rate risk:

In view of the investment of the Group's cash balances in short-term shekel and dollar deposits, the Company is exposed to the risk of a falling shekel and/or dollar interest rate,  which would cause the reinvestment of cash balances in deposits yielding lower interest rates.

Note 13 – Financial instruments

A.	Credit risk

Exposure to credit risk

The carrying value of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk on the Balance Sheet date is as follows:

	December 31
	2012	2011
	Carrying value
	NIS thousands	NIS thousands
Cash and cash equivalents	5,724	919
Short-term deposits	2,105	-
Receivables	717	262

	8,546	1,181

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 13 – Financial instruments (cont'd)

B.	Liquidity risk

Presented below are the contractual maturity dates of financial liabilities, including estimated interest payments.

	December 31, 2012
	Carrying	Contractual	Up to 6	6-12
	value	cash flows	months	months	1-3 years
	NIS thousands
Financial liabilities

Trade accounts payable	761	761	761	-	-

Other payables	3,287	3,287	3,287	-	-

Liability for repayment of grant	1,084	1,660	261	262	1,137

Total	5,132	5,708	4,309	262	1,137

	December 31, 2011
	Carrying	Contractual	Up to 6	6-12
	value	cash flows	months	months	1-2 years
	NIS thousands
Financial liabilities

Trade accounts payable	1,218	1,218	1,218	-	-

Other payables	3,827	3,827	3,827	-	-

Liability for repayment of grant	1,529	1,529	-	1,529	-

Convertible notes payable (see Note 19)	9,234	14,875	692	14,183	-

Total	15,808	21,449	5,737	15,712	-

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 13 – Financial instruments (cont'd)

C.	Index and foreign currency risks

(1)	The Group's exposure to Consumer Price Index (CPI) and foreign currency risk, based on par values, is as follows:

	December 31, 2012
			Foreign currency-
			linked (mainly
	Unlinked	CPI-linked	U.S. dollar)	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	3,624	-	2,100	5,724
Short-term deposits	2,105	-	-	2,105
Receivables and other current assets	173	544	-	717

	5,902	544	2,100	8,546
Liabilities
Trade accounts payable	502	-	259	761
Other payables	2,063	-	1,224	3,287
Liability for commission to underwriters	8	-	-	8
Liability for grant repayment	-	-	1,084	1,084
Long-term derivatives	743	-	-	743

	3,316	-	2,567	5,883

	December 31, 2011
			Foreign currency-
			linked (mainly
	Unlinked	CPI-linked	U.S. dollar)	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	786	-	133	919
Receivables and other current assets	61	201	-	262

	847	201	133	1,181
Liabilities
Trade accounts payable	190	-	1,028	1,218
Other payables	1,797	-	2,030	3,827
Liability for commission to underwriters	30	-	-	30
Liability for grant repayment	-	-	1,529	1,529
Convertible notes payable	-	-	9,234	9,234
Long-term derivatives	1,958	-	-	1,958

	3,975	-	13,821	17,796

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 13 – Financial instruments (cont'd)

C.	Index and foreign currency risks (cont'd)

(2)	Presented below is data on dollar exchange rates and the CPI:

	Year ended December 31		Year ended December 31
	2012	2011	2012	2011
	Exchange rate on reporting date		% change
U.S. $1	3.733	3.821	(2.3)	7.664
CPI in points	117.7	116	1.47	2.2

(3)	Sensitivity analysis

A change in the dollar/shekel exchange rates, as noted below, as of December 31, and a change in the CPI, would increase (decrease) earnings and equity by the amounts presented below.  The analysis below is based on changes in exchange rates and in the CPI which, in the Group's opinion, are reasonably possible as of the end of the reporting period.  This analysis assumed that all the other variables, specifically interest rates, remained fixed.

	December 31, 2012		December 31, 2011
	Increase	Decrease	Increase	Decrease
	Equity and income and loss		Equity and income and loss
5% change in CPI	27	(27)	10	(10)
5% change in U.S. dollar
exchange rate	(23)	23	(684)	684

D.	Interest rate risk

(1)	Type of interest

Presented below are details on the type of interest borne by the Group's interest-bearing financial instruments:

	December 31, 2012	December 31, 2011
	NIS thousands	NIS thousands
Fixed-interest instruments
Financial assets	6,352	647
Financial liabilities	(1,084)	(10,763)

	5,268	(10,116)

(2)	Sensitivity analysis of the fair value of fixed-interest instruments

The Group's fixed-interest assets and liabilities are not measured at fair value through income/loss.  Therefore, a change in the interest rates as of the balance sheet date is not expected to have any effect on the income or loss in respect of changes in the value of fixed-interest assets and liabilities.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 13 – Financial instruments (cont'd)

E.	Fair value

The carrying value of financial assets and liabilities equals or approximates their fair value.

Fair value hierarchy

(1)	The table below presents an analysis of the financial instruments measured at fair value, using a valuation method:

The different levels were defined as follows:

•    Level 1: Quoted prices (unadjusted) in an active market for identical instruments.
•    Level 2: Data observed directly or indirectly that are not included in Level 1 above.
•    Level 3: Data not based on observable market data.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Liability for cash payment	-	-	8	8
Long-term derivatives	-	-	743	743

Total	-	-	751	751

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Liability for cash payment	-	-	30	30
Convertible notes payable*			9,234	9,234
Long-term derivatives	-	-	1,958	1,958

Total	-	-	11,222	11,222

Changes in fair value during 2012, totaling NIS 4,002 thousand, are recognized in finance expenses in the Statement of Operations.

* During the year, the Group repaid some of the convertible notes payable and part were converted into shares.  See Note 19.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 14 – Research and development expenses, net

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands
Research
Consultants and subcontractors	1,008	694	740
Salaries and related expenses	1,479	1,302	753
Patents	660	874	619
Materials	1,063	606	374
Vehicle maintenance	76	80	74
Depreciation and amortization	96	99	113
Other	26	38	33

	4,408	3,693	2,706

Clinical trials
Salaries and related expenses	1,844	1,970	1,368
Trial management	6,090	5,236	2,131
Materials	2,961	1,937	387
Vehicle maintenance	262	268	228
Other	153	263	96
Repayment of grant from BIRD Foundation
and other expenses(see Note 9C)	-	716	1,163

	11,310	10,390	5,373

Total research and development expenses	15,718	14,083	8,079

Less: grants from the Chief Scientist, BIRD
Foundation and Jerusalem Development
Authority (Note 9C)	(1,936)	(1,498)	(1,498)

	13,782	12,585	6,581

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 15 – General and administrative expenses

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands

Share-based payment in respect of options granted to employees and directors	95	465	1,061
Salaries and related expenses, including directors’ fees	2,215	2,682	2,951
Professional and consulting fees	1,702	2,317	1,925
Restructuring expenses	381	715	-
Office expenses	74	55	47
Vehicle maintenance	231	328	328
Overseas travel	-	12	65
Communications expenses	105	148	151
Rental fees and maintenance	320	285	280
Meals, refreshments and gifts	50	58	34
Books and seminars	31	24	40
Insurance	131	131	125
Advertising	57	34	62
Fees	170	97	38
Other	89	93	148

	5,651	7,444	7,255

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 16 – Finance expense, net

A.	Composition (also see Par. B below)

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands
Interest income on deposits	61	193	80
Finance income due to change in liability terms	148	-	-
Net gain from change in exchange rates	-	127	-

Finance income recognized in earnings	209	320	80

Net loss from change in exchange rates	120	-	191
Interest expenses, bank commissions and other	837	1,592	234

Finance expenses recognized in earnings	957	1,592	425

B.	Net change in fair value of financial assets designated at fair value through Statement of Operations

In 2008, the Company executed a private placement in which shares, convertible notes and warrants were allotted to 3 offerees.  The notes and warrants are stated at fair value.  Changes in fair value are recognized in the statement of operations.  See also Note 19 below.

During July 2012, the maturity date of the convertible notes payable, the Group repaid $2,480,500 (approximately NIS 9,915 thousand).  Additionally, CBI and the Provident Fund converted the notes payable from 2008 into shares.

Presented below is the composition of finance (income) expense for these assets:

	Year ended December 31
	2012	2011	2010
	NIS thousands	NIS thousands	NIS thousands
Convertible notes (see Note 19 below)	5,242	(1,096)	(1,504)
Warrants (see Note 19 below)	(1,218)	(2,141)	(6,155)
Warrants with CPI-linked exercise price (Series 2)	-	-	(822)
Liability for commission to underwriters	(22)	(583)	(370)

	4,002	(3,820)	(8,851)

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 17 – Taxes on income

A.	Details on the tax environment in which the Group operates

(1)	BioCancell Ltd. is taxed under the tax laws in Israel.

BioCancell U.S. is taxed under the tax laws in the U.S. and Israel (the Company is undergoing liquidation).

BioCancell Therapeutics Israel Ltd. is taxed under the tax laws in Israel.

(2)	Amendments to the Income Tax Ordinance and the Real Estate Betterment Tax

a.
On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislative Amendments for Implementation of Economic Plan for Years 2009 and 2010), 2009, which provided, inter alia, a  gradual reduction of the corporate tax rate to 18% in the 2016 tax year and thereafter.  According to the said amendments, the corporate tax rates in effect in the 2010 and 2011 tax years are 25% and 24%, respectively.

On December 5, 2011, the Knesset passed the Amendment to the Tax Burden Law (Legislative Amendments), 2011.  According to the Law, the tax reduction, prescribed in the Economic Efficiency Law, as above, was cancelled, and the corporate tax rate will be 25% commencing the tax year 2012 and thereafter.

b.
On February 4, 2010, the Amendment to Income Tax Ordinance (No. 174 – Temporary Order regarding Tax Years 2007, 2008 and 2009), 2010 was published in the Gazette (hereafter – "Temporary Order").  According to the Temporary Order, when determining taxable income in the years 2007-2009, Accounting Standard No. 29 – "Adoption of International Financial Reporting Standards (IFRS)" (hereafter – "Standard 29") shall not apply, even if applied for the purposes of financial statement preparation.  On January 12, 2012, Amendment 188 to the Ordinance was published, in which the Temporary Order was amended, so that Amendment 29 also will not apply when determining taxable income in 2010 and 2011.  The effect of the Amendment to the Ordinance on the financial statements is not material, since the Group has sustained losses.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 17 – Taxes on income (cont'd)

A.	Details on the tax environment in which the Group operates (cont'd)

(3)	Benefits under the Law for Encouragement of Capital Investments – Beneficiary Enterprise

The Group selected 2009 as the election year under the Law for Encouragement of Capital Investments, 5719-1959.  Income generated by a "beneficiary enterprise" will be exempt from tax for 10 years.  The benefits are contingent upon compliance with the criteria prescribed in the Encouragement Law, including the receipt of approval to be considered a biotechnology company.  The Company is in the process of obtaining such approval.

B.	Tax assessments in Israel

BioCancell Therapeutics Israel Ltd. has assessments deemed final for the tax years through 2010, inclusive, and final withholding tax assessments for the tax years through 2010, inclusive.

BioCancell U.S. has no tax assessments considered final.

The Company has no tax assessments considered final.

C.	Tax loss carryforwards

(1) Company – According to Israeli tax laws, the Company has tax loss carryforwards totaling NIS 0.5 million.

(2) BioCancell U.S. (according to US tax laws) has NOL carryforwards amounting to $5 million, which may be offset until 2025-2031 (the Company has a liquidation certificate).  The Company assesses that these NOL carryforwards will not be utilized in the future.

The Tax Reform Act of 1986 imposed substantial restrictions on the utilization of net operating loss (NOL) carryforwards and tax credits in the event of a change in the corporation's ownership.  Thus, in the wake of changes in the Company's stockholders over the years, the Company's ability to utilize its NOL carryforwards may be limited.

(3) Likewise, according to Israeli tax laws, BioCancell U.S. has tax loss carryforwards totaling NIS 14 million, with no limit on the time period for utilization.  The Company assesses that these loss carryforwards will not be utilized in the future.

(4) BioCancell Therapeutics Israel Ltd. has NOL carryforwards for next year reaching NIS 77 million as of the balance sheet date, and capital loss carryforwards of NIS 5 million (December 31, 2011 – NIS 65 million).

D.	Deferred tax assets not recognized

(1)	The Company does not create deferred taxes on temporary differences for which recognition of deferred tax assets is required, since it does not expect to utilize them in the foreseeable future.

(2)	The Subsidiary did not recognize deferred taxes for loss carryforwards.

According to the existing Israeli tax laws, there is no time limit on utilization of tax loss carryforwards.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 18 – Loss per share

A.	Basic loss per share

The calculation of basic loss per share as of December 31, 2012 is based on the loss attributable to common stockholders amounting to NIS 24,183 thousand (in 2011 and 2010 - NIS 17,481 thousand and  NIS 5,330 thousand, respectively), divided by the weighted average number of common shares outstanding of 50,114 thousand shares (in 2011 and 2010:  26,685 thousand shares  and 26,685 thousand shares, respectively), calculated as follows:

Weighted average number of common shares:

	Year ended December 31
	2012	2011	2010
	Thousands of shares	Thousands of shares	Thousands of shares
In thousands of shares, NIS 0.01 par value

Balance as of January 1	26,685	26,685	26,685

Effect of shares issued during year	23,429	-	-

Weighted average of number of common shares
used to calculate basic loss per share	50,114	26,685	26,685

B.	Fully diluted loss per share

The Company did not present data on the fully-diluted loss per share because of the anti-dilutive effect of convertible securities.  See Notes 10 and 11 regarding details on the Company's stock options that could have a dilutive effect in the future.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 19 – Convertible notes payable and derivatives

A.	Composition

	December 31,	December 31,
	2012	2011
	NIS thousands	NIS thousands
Fair value of convertible notes payable	-	10,402
Deferred loss allocated to notes	-	(1,168)
Fair value of warrants convertible to shares	771	2,298
Deferred loss allocated to warrants	(28)	(340)

	743	11,192

B.
As detailed in Note 10, on July 31, 2012, the maturity date of the convertible notes payable, Tikcro was repaid $2,480,500 with the consideration from CBI's investment.  Additionally, CBI and the Provident Fund converted the convertible notes payable from 2008 for 4,147,171 and 643,904 shares, respectively, at an exercise price of NIS 0.87.

C.
The warrants, having an exercise price denominated in dollars, were classified as a financial liability measured at fair value, due to the fact that it is not possible today to estimate the number of shares that will be issued in the future, the shekel amount of the exercise price and the anti-dilution formula, as described in Note 10.

D.
During the period, the fair value measurement of the convertible notes payable increased by NIS 5,242 thousand and the corrected fair value of the warrants decreased by NIS 1,218 thousand.  The change was included in financing costs in the statement of operations.

E.	The value was derived in part by use of valuation techniques. The parameters used in the fair value calculation:

	December 31, 2012**	December 31, 2011
	NIS thousands	NIS thousands
Stock price	NIS 0.464	NIS 1.097
Conversion price / exercise price*	0.42-0.87 NIS	$0.716
Representative exchange rate of shekel/dollar	-	NIS 3.821/$1
Rate of dollar interest	1.71%	0.07%-0.19%
Company's volatility	104.6%	56.08%-60.94%

* Change in conversion price – see Note 10.
**  The data as of December 31, 2012 include valuations only for the warrants.

The volatility was calculated based on the historical volatility (daily, calculated on an annual basis) of the Company's shares.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 20 – Interested and related party transactions and balances

A.	Subsidiaries

Since the Merger and until the dissolution of BioCancell U.S., the Company held 100% of the share capital of BioCancell U.S., which held 100% of the share capital of the subsidiary, BioCancell Therapeutics Israel Ltd.  Since the dissolution of BioCancell U.S., the Company holds 100% of the share capital of BioCancell Therapeutics Israel Ltd.

B.	Related party transactions

(1)
During July 2008, the Group entered into an agreement with Tikcro Technologies Ltd. to receive consulting services, in consideration for the annual sum of $30 thousand, the issuance of 63,939 shares (valued at NIS 55 thousand as per IFRS 2) and expense reimbursement. In July 2012, the Group terminated the agreement.

(2)
On August 6, 2012 and on September 27, 2012, the audit committee and board of directors of the Company approved the commitment to receive a NIS 2 million loan from CBI at an annual interest rate of 1.8% and a NIS 3 million loan at an annual interest rate of 2.18%, respectively.  The principal and interest will be repaid in a single payment on the earlier of six months after the date on which the Group received the loan or 2 business days from the date on which the proceeds from a private placement or public offering of the Company's securities will be transferred to the Group, if and to the extent such an offering occurs.  The parties may agree to extend the loan term until July 30, 2013, at the same terms.  As of the report date, the Group has fully repaid the loans.

C.	Benefits to key managerial personnel (including directors)

The Group's directors and senior managers are entitled, in addition to salary, to non-cash benefits (such as vehicle, etc.).  The Group deposits monies for them in a post-employment defined benefits plan.

Senior managers also participate in a stock option plan of the Company regarding share-based payments.  See Note 11.

The benefits for employment of key managerial personnel (including directors) include (see details in Par. D below):

	Year ended December 31
	2012		2011
			No. of persons
	No. of persons	Expense amount	during the	Expense amount
	during the year	NIS thousands	year	NIS thousands
Short-term employee benefits (includes salaries)	3	1,922	4	2,131
Severance benefits	3	99	4	114
Share-based payments	5	325	6	394
Fees and insurance to non-employee directors	4	361	4	272

		2,707		2,911

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 20 – Interested and related party transactions and balances (cont'd)

D.	Agreements with key managerial personnel (including directors)

(1)
On December 1, 2005, the Company signed a three-year employment contract with Prof. Abraham Hochberg, Company founder and Chief Scientist, which has been periodically renewed.  In January 2012, a general meeting of the Company's stockholders extended the agreement for three additional years, ending on November 30, 2014.

Pursuant to the agreement, Prof. Hochberg's salary is NIS 36,000 per month.  In addition, Prof. Hochberg is entitled to:

(a)	An annual bonus, as will be determined according to management's judgment (and in accordance with any regulatory approval required by law);
(b)
A bonus of 7.5% of grants received by the Company from Prof. Hochberg’s work, where he was actively involved in the application process for their receipt, e.g.: he is cited as head researcher in connection with the research financed by these grants (except for the grants given by the OCS), and which were approved by the Board of Directors;

(c)	Expense reimbursement;
(d)	Leased company vehicle and cellular telephone;
(e)	Additional social benefits, such as annual vacation and recreation pay, sick pay, and managers' insurance.

In September 2011, 60,000 options were allotted to Prof. Hochberg, exercisable for 60,000 common shares of BioCancell U.S., at an exercise price of NIS 2.85 each.  The fair value of the options on the grant date totaled NIS 65 thousand.  Accordingly, the Group recognized salary expenses for these options of NIS 9 thousand in 2012.

In January 2012, BioCancell U.S. allotted to its chief scientist options exercisable for 300,000 ordinary shares, which will be listed for trading on the stock exchange after their exercise.  The exercise price of the options is NIS 1.583 per share, which is the higher of the average share price at the end of the 22 trading days preceding the date of the board of directors' resolution on the matter and the share price at the end of the date the board of directors' resolution was adopted.  The options will be taxed on the capital track under Section 102 of the Income Tax Ordinance.

The fair value of the options under the provisions of IFRS 2 totaled NIS 177 thousand.  Accordingly, during the year, the Company recognized salary expenses in respect of these options totaling NIS 108 thousand.

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 20 – Interested and related party transactions and balances (cont'd)

D.	Agreements with key managerial personnel (cont'd)

(2)
On June 1, 2012, Mr. Uri Danon ended his tenure as Company CEO.  On July 16, 2012, the Company's board of directors approved his severance terms as follows: (1) extension of the prior notice period to 180 days (instead of 90 days).  In the extension period, Mr. Danon will be entitled solely to his base salary; (2) extension of the exercise period of the options granted to Mr. Danon that had vested on his termination date, totaling 450,000 options, so that these options may be exercised during the 24 months subsequent to the termination date, i.e. until August 4, 2014 (instead of 12 months). Mr. Danon had been employed in a full-time position, in consideration for gross monthly salary of NIS 42 thousand and the acceptable social benefits.

(3)
During June 2011, after his appointment by the board of directors, Mr. Jonathan Burgin began his tenure as the Company's CFO, at a gross monthly salary of NIS 37 thousand and accepted social benefits, which will be raised to NIS 43,000 if the Company will hold a public offering on a US stock exchange, while raising at least $10 million.  Any party interested in terminating the agreement, is required to provide prior notice of 90 days.  Commencing June 1, 2012, after his appointment by the Company's board of directors, Mr. Burgin serves as the Company’s CEO, with no change in his other employment terms.

Under the terms of the agreement, the Company allotted him options exercisable for a total of 300,000 common shares of the Company. The fair value of the options on the grant date totaled NIS 325 thousand, and therefore in 2012, the Company recognized salary expenses for these options totaling NIS 107 thousand.

In December 2012, the Group's board of directors approved the granting of a bonus, after receiving approval from the compensation committee and audit committee of the Group, amounting to NIS 74 thousand, for the years 2011-2012, in accordance with the provisions of his employment agreement.

(4)
On May 6, 2012, the board of directors of the Company appointed Dr. Aharon Schwartz as Chairman of the board of directors for a 40% position, and approved monthly compensation of NIS 30,000 and the allotment of options to purchase 400,000 shares of common stock of BioCancell U.S.  The options will be taxed on the capital track under Section 102 of the Income Tax Ordinance.  These terms were approved by the compensation committee and audit committee, the board of directors and a general meeting of the shareholders of BioCancell U.S.

The estimated fair value of the options in accordance with the provisions of IFRS 2 totaled NIS 184 thousand.  Accordingly, the Company recognized salary expenses for these options totaling NIS 86 thousand.

E.	Directors and officers insurance policy

In May 2012, the Company purchased a directors and officers insurance policy for itself and for the Subsidiary, with a liability limit of $5 million for a single claim, or cumulatively, for every insurance period (with the ceiling of securities claims in the U.S. of $1.5 million).  The policy will expire on May 21, 2013.  The annual premium for the policy is $18 thousand.  Officers will not bear any co-payment participation, whereas the Company will bear co-payment participation of $7.5 thousand worldwide, except for the U.S. and Canada, where co-payment participation is $50 thousand ($150 thousand in claims related to the Securities and Exchange Commission).

BioCancell Ltd.

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2012

Note 21 – Subsequent events

(1)
In December 2012, the Company received an offer from its controlling shareholder, CBI, to negotiate in connection with a merger of the Company with CBI ("the Offer"). In January 2013, the Company's board of directors resolved to accept CBI's offer, to negotiate in connection with a merger of the Company with CBI and appointed an independent board of directors committee, in which the Company's two outside directors serve, to negotiate with CBI on behalf of the Company.

In February 2013, the Company announced that, as a result of developments in the contacts with two international pharmaceutical companies, in connection with the continued development and commercialization of the drug, the Company's board of directors, in coordination with CBI, resolved to suspend the negotiations on the merger, until the nature of these developments become clear. As of the date hereof, the Company continues to negotiate with the two international pharmaceutical companies.  However, these negotiations are only in the preliminary stages and there is no certainty as to these negotiations progressing toward a binding agreement, if at all.

(2)	On March 7, 2013, the Company submitted to the ISA a first draft of a prospectus to raise funds through a rights offering to shareholders of the Company.

(3)
On March 7, 2013, the Company’s Board of Directors approved the allocation of options to purchase 150,000 common shares to an officer, subject to the approval of the TASE, and approved a change of vesting conditions for the options of the Company’s CEO and VP Clinical Development, such that their existing options will vest in equal quarterly portions, as per the Company’s standard vesting conditions, rather than vesting based on milestones. The change with regard to the CEO will be submitted for the approval of a general meeting of the Company’s shareholders.

(4)
On March 7, 2013, the Company’s Board of Directors approved a reverse stock split, at a share ratio of 10:1. The reverse stock split will be submitted for the approval of a general meeting of the Company’s shareholders.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BIOCANCELL LTD.

By:	/s/ Jonathan Burgin
Name Jonathan Burgin
Title: Chief Executive Officer

Date:  April 23, 2013

EXHIBIT INDEX

Number	Description

1.1	BioCancell Ltd. Articles of Association (incorporated by reference to Exhibit 3.3 to registration statement on Form F-4 filed by BioCancell Ltd. on filed January 24, 2012 (File No. 333-179140)).
4.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to registration statement on Form F-4 filed by BioCancell Ltd. on filed January 24, 2012 (File No. 333-179140)).
4.2	Form of Warrants issued July 30, 2008 (incorporated by reference to Exhibit 4.3 to the Form 10-K, filed by BTI on December 31, 2011 (File No.- 333-156252)).
4.3	Form of Series 1 and Series 2 Warrant (incorporated by reference to Exhibit 4.4 to the Form 10-K, filed by BTI on December 31, 2011 (File No.- 333-156252)).
4.4	Form of Warrants issued March 2010 (incorporated by reference to Exhibit 4.5 to the Form 10-K, filed by BTI on December 31, 2011 (File No.- 333-156252)).
4.5
Subscription and Registration Rights Agreement with Clal Biotechnology Industries Ltd. dated March 12, 2008 (incorporated by reference to Exhibit 10.9 to the Form 10-K, filed by BTI on December 31, 2011 (File No.- 333-156252)).

4.6
Subscription and Registration Rights Agreement with Clal Biotechnology Industries Ltd. dated June 22, 2008 (incorporated by reference to Exhibit 10.10 to the Form 10-K, filed by BTI on December 31, 2011 (File No.- 333-156252)).

4.7
Subscription and Registration Rights Agreement with Tikcro Technologies Ltd. dated June 22, 2008 (incorporated by reference to Exhibit 10.11 to the Form 10-K, filed by BTI on December 31, 2011) (File No.- 333-156252)).

4.8
Subscription and Registration Rights Agreement with Provident Fund of the Hebrew University Ltd. dated June 22, 2008 (incorporated by reference to Exhibit 10.12 to the Form 10-K, filed by BTI on December 31, 2011)).

4.9
Summary Translation of 2011 BioCancell Ltd. Employee Compensation Plan (incorporated by reference to Exhibit 99.1 to registration statement on Form S-8 filed by BioCancell Ltd. on August 15, 2012 (File No. 333-183319)).

4.10	Employment Agreement with Professor Abraham Hochberg (incorporated by reference to Exhibit 10.3 to the Form 10-K, filed by BTI on December 31, 2011).
4.11	Employment Agreement with Jonathan Burgin (incorporated by reference to Exhibit 10.5 to the Form 10-K, filed by BTI on December 31, 2011).
4.12	Yissum License (incorporated by reference to Exhibit 10.1(i) to the Form 10-K, filed by BTI on December 31, 2011).
4.13	Amendment 1 to Yissum License (incorporated by reference to Exhibit 10.1(ii) to the Form 10-K, filed by BTI on December 31, 2011).
4.14	Amendment 2 to Yissum License (incorporated by reference to Exhibit 10.1(iii) to the Form 10-K, filed by BTI on December 31, 2011).
4.15	Translation of Lease Agreement with Beck Tech (Jerusalem) Ltd. and Appendices (filed herewith).
8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).