Form 20-F
period 2018-12-31
Anchiano Therapeutics Ltd.
filed 2019-03-25
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number 001-38807

Anchiano Therapeutics Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264
Jerusalem, 9139102 Israel
(Address of principal executive offices)

Dr. Frank G. Haluska
+972-2-548-6555
1/3 High-Tech Village, Givat Ram, P.O. Box 39264
Jerusalem, 9139102 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing five ordinary shares, no par value per share	Nasdaq Capital Market

Ordinary shares, no par value per share	Nasdaq Capital Market*

*Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 15,575,682

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). N/A Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.                                                                   ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                     Yes ☐ No ☐

TABLE OF CONTENTS

INTRODUCTION

i

INTRODUCTION

Certain Definitions

In this Annual Report on Form 20-F, unless the context otherwise requires:

•	references to “Anchiano,” the “Company,” “us,” “we” and “our” refer to Anchiano Therapeutics Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no nominal (par) value per share;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “ANCN,” each representing five ordinary shares of the Registrant;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

Forward-Looking Statements

Some of the statements under the sections entitled “Item 3.—Key Information—Risk Factors,” “Item 4.—Information on the Company,” and “Item 5.—Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4.—Information on the Company” contains information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

ii

•	our ability to establish and maintain corporate collaborations and integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

iii

PART I

ITEM 1.	Identity Of Directors, Senior Management And Advisers

Not applicable.

ITEM 2.	Offer Statistics And Expected Timetable

Not applicable.

ITEM 3.	Key Information

A. Selected Financial Data

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for our company should be read in conjunction with “Item 5.—Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected consolidated statements of operations for the fiscal years ended December 31, 2018, 2017 and 2016 and the consolidated statement of financial position data or the fiscal years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements. Although our functional currency is the NIS, we report our financial results in U.S. dollars.

	Fiscal Year Ended December 31,
	2018	2017	2016
	(USD, in thousands, except per share data)

Consolidated Statements of Operations:
Operating expenses:
Research and development expenses	$7,559	$6,229	$2,384
General and administrative expenses	5,485	3,163	2,258
Operating loss	$13,044	$9,392	$4,642
Financing expense (income), net	(386)	91	(37)
Loss before taxes on income	$12,658	$9,483	$4,605
Income tax	621	323	137
Net loss	$13,279	$9,806	$4,742
Net loss per ordinary share	$1.05	$1.09	$0.87

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$7,517	$1,454	$4,564
Working capital	884	(842)	3,073
Total assets	12,574	2,087	5,655
Total liabilities	13,664	2,696	2,359
Total shareholders’ equity (deficiency)	(1,090)	(609)	3,296

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks you should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report on Form 20-F and our other SEC filings. See “Forward-Looking Statements” above.

Risks Relating to our Business

We depend completely on the success of inodiftagene, our lead product candidate, and if inodiftagene does not receive regulatory approval or is not successfully commercialized, our business will be harmed.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to inodiftagene, which is currently our only product candidate in active clinical development. Accordingly, our business depends completely on the successful development, regulatory approval and commercialization of inodiftagene. We cannot be certain that inodiftagene will receive regulatory approval or be successfully commercialized even if we receive regulatory approval for any indication, due in part because inodiftagene remains in early stages of clinical development, and it may be years before we are in a position to seek regulatory approval for inodiftagene in any indication. Moreover, we may not be successful in our efforts to expand the approval, if any, of inodiftagene for other indications. If we were required to discontinue development of inodiftagene for any indication or if inodiftagene does not receive regulatory approval or fails to achieve significant market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, our ability to develop additional product candidates in our pipeline could be significantly hindered. We may also need to discontinue our operations as currently contemplated unless we identify other product candidates, advance them through preclinical and clinical development and apply for regulatory approvals, which could be time-consuming and costly, and may adversely affect our business, prospects, financial condition and results of operations.

Further development of inodiftagene will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

We do not have any products that have gained regulatory approval. Our business and future success depend on our ability to obtain regulatory approval of, and then successfully commercialize, our lead product candidate, inodiftagene. We are preparing for Phase 2 and Phase 3 trials. Our ability to develop, obtain regulatory approval for, and successfully commercialize inodiftagene effectively will depend on several factors, including the following:

•	successful completion of our clinical trials, which will depend substantially upon the satisfactory performance of third-party contractors;

•	successful achievement of the objectives of planned clinical trial(s), including the demonstration of a non-recurrence benefit and a favorable risk-benefit outcome;

•	receipt of marketing approvals for inodiftagene from the U.S. Food and Drug Administration (the “FDA”), and similar regulatory authorities outside the United States;

•	establishing commercial manufacturing and supply arrangements;

•	acceptance of the product by patients, the medical community and third-party payors;

•	establishing market share while competing with other therapies;

•	successfully executing our pricing and reimbursement strategy;

•	a continued acceptable safety and adverse event profile of the product following regulatory approval; and

•	qualifying for, identifying, registering, maintaining, enforcing and defending intellectual property rights and claims covering the product.

Inodiftagene will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. If we are unable to develop or receive marketing approval for inodiftagene in a timely manner or at all, we could experience significant delays or an inability to commercialize the product, which would materially and adversely affect our business, financial condition and results of operations.

We do not have a history of commercial sales and do not anticipate earning operating income over the coming years, and our failure to receive marketing approval for any of our product candidates or our failure to otherwise achieve and sustain profitability would negatively impact our ability to continue our business operations.

Our predecessor entity, BioCancell Therapeutics Inc. (“BTI”), was formed on July 26, 2004, and since then we have been a development-stage company in the early stage of drug development. We have not yet received marketing approval for our product candidate and, as a result, have not recorded any sales. We expect that we will operate at a loss over the coming years, as we do not expect to generate any revenue from operations in the near term. We may not be able to develop, or receive marketing approval for, drugs from our research and development efforts. In addition, even if we obtain all necessary approvals to market any of our products, there is no certainty that there will be sufficient demand to justify the production and marketing of any such product. The market for any drug based on recombinant DNA plasmids may be small or may not develop, and the creation and growth of a market for any such drug depends on a number of factors including the availability of adequate reimbursement by patients’ third-party insurers for drugs that utilize recombinant DNA plasmids, and marketing efforts and publicity regarding any drug that we may develop utilizing recombinant DNA plasmids.

If our products utilizing recombinant DNA plasmids do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

A significant portion of our research and development activities has been financed by the issuance of equity securities. There is no certainty that we will be able to obtain additional sources of funding for our research and development activities. A lack of adequate funding may cause a cessation of all or part of our research and development activities and business operations.

We will require substantial funds to discover, develop, protect and conduct research and development for our plasmid-based prospective therapies, including clinical trials of any of our products, and to manufacture and market any such product that may be approved for commercial sale. From inception, we have raised approximately $116.2 million. However, these funds may prove to be insufficient for these activities. Our financing needs may change substantially because of the results of our research and development, competition, clinical trials and costs arising from additional regulatory approvals. We may not succeed in raising additional funds if needed. The timing of our need for additional funds will depend on a number of factors, which factors are difficult to predict or may be outside of our control, including:

•	the resources, time and costs required to initiate and complete our research and development and to initiate and complete pre-clinical and clinical studies and to obtain regulatory approvals for our products;

•	progress in our research and development programs;

•	the timing, receipt and amount of milestone, royalty and other payments from future collaborators, if any; and

•	costs necessary to protect our intellectual property.

If our estimates and predictions relating to any of these factors are incorrect, we may need to modify our operating plan. Additional funds may not be available to us when needed on acceptable terms, or at all.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, government contracts, government and/or other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding to fund our commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our clinical research or development programs, which would adversely impact our potential revenues, results of operations and financial condition.

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2018 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any measurement or presentation adjustment for assets or liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2018, totaled approximately $76 million, and we expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidate for the market.

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidate

Any product that we may develop will be required to undergo a time-consuming, costly and burdensome pre-market approval process, and we may be unable to obtain regulatory approval for our product candidate.

Any product that we develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous pre-clinical testing and clinical trials and extensive regulatory approval processes are required to be successfully completed in the United States and in many foreign jurisdictions such as the European Union and Japan before a new therapeutic product may be offered and sold in any of these countries or regions. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

In the United States, the products that we intend to develop and market are regulated by the FDA under its drug development and review process. The time required to obtain FDA and other approvals for our products is unpredictable. Before such products can be marketed, we must obtain clearance from the FDA first through submission of an investigational new drug application (“IND”), then through successful completion of human testing under three phases of clinical trials and finally through submission of a Biologics License Application (“BLA”). Even after successful completion of clinical testing, there is a risk that the FDA may request further information from us, disagree with our findings or otherwise undertake a lengthy review of our BLA submission.

There can be no assurance that the FDA will grant a license for any BLA that we may submit. It is possible that none of the products that we develop will obtain the appropriate regulatory approvals necessary for us to commence the offer and sale of such products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular prospective product.

Because we intend to market any drug that we develop in jurisdictions in addition to the United States, such as the European Union and Japan, we will likely incur the same costs or more in satisfying foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing and commercialization of our products. Approval by the FDA by itself does not assure approval by regulatory authorities outside the United States. Each of these foreign regulatory approval processes includes all of the risks associated with the FDA approval process, as well as risks attributable to having to satisfy local regulations within each of these foreign jurisdictions. Our inability to obtain regulatory approval outside the United States may adversely compromise our business prospects.

If the clinical studies that we are required to conduct to gain regulatory approval are delayed or unsuccessful, we may not be able to market our product candidate.

We may experience delays in any phase of the development of our product candidate and its commercial launch, including during research and development and clinical trials. Implementing a clinical study is time-consuming and expensive, and the outcome of any clinical study is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards (“IRBs”), the European Union regulatory authorities (the European Medicines Agency (“EMA”) and national authorities), the Israeli Ministry of Health, or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or results from patients are not received at the expected rate;

•	patients discontinue participation in a clinical study prior to the scheduled endpoint set forward in the clinical protocol at a higher than expected rate, especially if such discontinuations interfere with our ability to assess the efficacy of our product candidate;

•	patients experience adverse events from our product candidate;

•	patients die during a clinical study for a variety of reasons that may or may not be related to our product candidate, including the advanced stage of their disease and other medical problems;

•	third-party clinical investigators do not perform the clinical studies in accordance with the anticipated schedule or consistent with the clinical study protocol and good clinical practices or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	third-party clinical investigators engage in activities that, even if not directly associated with our clinical studies, result in their debarment, loss of licensure, or other legal or regulatory sanction;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical study, if any, are inconclusive or negative; and

•	the study design, although approved and completed, is inadequate to demonstrate effectiveness and safety.

Our dependence upon clinical trials in developing our product candidate may impede us from reaching advanced stages of development, and might cause termination of all or part of our commercial operations. To date, the aforementioned situations regarding potential delays in research and development activities and clinical trials have yet to occur in a manner that adversely affects our research and development activities.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidate is based on new technologies, we expect that it will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat potential side effects that may result from our product candidate may be significant. Accordingly, our clinical trial costs could be significantly higher than for more conventional therapeutic technologies or drug products.

We have limited experience in conducting and managing clinical trials.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for our product candidate. We may rely on third parties for clinical development activities and our reliance on third parties will reduce our control over these activities. Accordingly, third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them, which may delay the affected trial.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies, which may significantly compromise our ability to develop our product candidate.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies because of the high demand for such patients’ involvement in current and future clinical trials for potential drugs or because the supply of suitable patients may be low because of strict inclusion criteria requirements. The realization of any of the foregoing risks may significantly compromise our ability to develop our product candidate, which would adversely impact our potential revenues, results of operations and financial condition.

If serious adverse or undesirable side effects are identified during the development of our product candidate, we may need to abandon or limit our development of our product candidate.

Our product candidate is in clinical development and its risk of failure is high. It is impossible to predict when or if our product candidate will prove effective or safe in humans or will receive regulatory approval. If our product candidate is associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In our Phase 1/2 clinical pilot trial with 47 treated patients suffering from NMIBC who had failed previous treatment, three patients experienced serious adverse events while receiving treatment: one reported myocardial infection, one reported hematuria (blood in urine), and one reported urinary retention, urinary tract infection and transurethral prostatectomy (a type of resection of the prostate gland). Only the hematuria was considered by the investigator to be possibly related to inodiftagene. In the Phase 1 study of inodiftagene as a monotherapy in 18 patients with NMIBC, one serious adverse event considered possibly related to study treatment, urinary urgency requiring hospitalization, occurred. Serious adverse events not considered to be related to study treatment in that study included one patient who reported hematuria and one patient who reported a broken leg, who also had an infected surgical wound after elective surgery to remove the metal plate used to treat the broken leg. In the Phase 2 study of inodiftagene in combination with BCG with 38 patients suffering from NMIBC, one patient reported a serious adverse event of heart palpitations, which was considered by the investigator not to be related to either study treatment. The serious adverse events did not affect the validity of the study or result in a clinical hold being placed on the IND. In addition, such effects or characteristics could cause an IRB or regulatory authority to interrupt, delay or halt clinical trials of our product candidate, require us to conduct additional clinical trials or other tests or studies, and could result in a more restrictive label, or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities.

The commercial value of any clinical study that we may commence and conduct in the future will significantly depend upon our choice of medical indication and our selection of a patient population for our clinical study of an indication, and our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

If we successfully complete a clinical study, the commercial value of any such study will depend significantly upon our choice of indication and our selection of a patient population for that indication. Because our recombinant DNA plasmids are expected to be expressed in various types of cancer, our prototype molecules may have the ability to treat many different kinds of cancer. Thus, we may incorrectly assess the market opportunities of an indication or may incorrectly estimate or fail to appreciate fully the scientific and technological difficulties associated with treating an indication. Furthermore, the quality and robustness of the results and data of any clinical study that we may conduct in the future will depend upon our selection of a patient population for clinical testing. Our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

Our inability to address the chemistry, manufacturing and control concerns of regulatory bodies would significantly compromise our business prospects.

If we commence additional clinical studies for our product candidate, our ability to complete such clinical studies successfully and to apply for and obtain regulatory approval for marketing will depend upon our ability to develop an established manufacturing process assuring consistent production of a therapeutic product of a defined quality for all phases of clinical testing and for commercial production in accordance with current Good Manufacturing Practices (“cGMP”). Our inability to satisfy the chemistry, manufacturing and control concerns of regulatory bodies, such as the FDA, would either prevent us from completing clinical studies or prevent us from obtaining regulatory approval for marketing, either of which would significantly compromise our business prospects.

If we, or if our service providers or any third-party manufacturers, fail to comply with regulatory requirements, we or they could be subject to enforcement actions, which could affect adversely our ability to market and sell our product candidate.

If we, or if our service providers or any third-party manufacturers, fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could adversely affect our ability to develop, market and sell our product candidate successfully and could harm our reputation and lead to reduced acceptance of our product candidate. These enforcement actions may include:

•	restrictions on, or prohibitions against, marketing our product candidate;

•	restrictions on importation of our product candidate;

•	suspension of review or refusal to approve new or pending applications;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions; and

•	civil and criminal penalties and fines.

If we, or if our service providers or any third-party manufacturers, fail to comply with laws regulating the protection of the environment and health and human safety, we or they could be subject to enforcement actions and our business prospects could be adversely affected.

Our research and development activities, and the research and development activities of our service providers and third-party manufacturers may involve the use of hazardous materials and chemicals or the maintenance of various flammable and toxic chemicals. If we, or they, fail to adequately handle and dispose of these materials, we may be held liable for resulting damages, which could be substantial. We also may be subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of bio-hazardous materials. We may incur substantial costs to comply with these laws or regulations, and substantial fines or penalties if we violate any of them, which could significantly compromise our business prospects.

Risks Related to Competition and Commercialization of Our Product Candidate

The pharmaceutical and biotechnology market is highly competitive. If we are unable to compete effectively with existing products, new treatment methods and new technologies, we may be unable to commercialize any therapeutic products that we may develop in the future.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations may pursue the research and development of technologies, drugs or other therapeutic products for the treatment of some or all of the diseases that we are targeting, or that we expect to target, including NMIBC. We also may face competition from products that have already been approved and accepted by the medical community for the treatment of these same indications. We believe a number of products are currently under development, and may become commercially available in the future, for the treatment of some or all of the diseases that we are targeting or that we expect to target.

Our competitors may develop products more rapidly or more effectively than us. Many of our competitors have:

•	much greater experience and much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining and maintaining regulatory approvals and manufacturing and marketing therapeutic products;

•	products that have been approved or are in late stages of development;

•	established distribution networks;

•	collaborative arrangements in our target markets with leading companies and research institutions; and

•	entrenched and established relationships with healthcare providers and payors.

As a result of any of the foregoing factors, our competitors may develop or commercialize products with significant advantages over any therapeutic products that we may develop. If our competitors are more successful in commercializing their products than us, their success could adversely affect our competitive position and harm our business prospects.

We may be unsuccessful in utilizing expedited or other similar regulatory pathways for marketing approval of our product candidate in the United States and Europe.

For our current lead product candidate, we are currently pursuing regulatory pathways that would provide expedited marketing approval in the United States. Although we believe that we have developed our clinical trials based on a framework that would allow for expedited or other similar approval, the FDA may prohibit us from utilizing such regulatory approval pathways or require us to conduct additional, large clinical trials.

In our leading indication, bladder cancer, we face competition from the current standard of care. The current standard of care has severe side effects. However, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that improve the standard of care and have fewer or less severe side effects. If such products are approved, the demand for our product candidate may be significantly reduced.

Even if we receive regulatory approval to market our product candidate, the market may not be receptive to our product candidate upon its commercial introduction, which would prevent us from becoming profitable.

We may have difficulties convincing the medical community and third-party payors to accept and use any of our products that may be approved for commercialization in the future. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept therapies utilizing recombinant DNA plasmids. Even if such therapies are accepted by these participants, the medical community may not consider effectiveness and safety alone as a sufficient basis for prescribing our product in lieu of other alternative treatment methods and medications that are available.

Any therapeutic products that we may develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby adversely affecting the profitability of our business.

The regulations that govern pricing for new medical products vary widely from country to country. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to pricing regulations in that country that delay the commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country. In addition, our ability to commercialize any approved products successfully will depend in part on the extent to which reimbursement for these products will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more therapeutic products to market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell them on a competitive basis. If the price we are able to charge for therapeutic products is inadequate in light of our development and other costs, our profitability could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on a limited number of third parties for the supply of plasmids and other key raw materials required for our research and development activities. If we are unable to reach agreements with these third parties, or if we are unable to maintain our contractual relationships with these third parties, our research and development activities would be delayed.

We rely on third parties to provide materials required for our research and development activities. Obtaining these materials requires various approvals as well as reaching a purchase or commercial agreement on acceptable terms with the provider of the materials. We may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to us. If we are unable to reach acceptable agreements with a sufficient number of suppliers of materials, our research and development activities will be delayed and our ability to implement our business plan will be compromised.

The manufacture of recombinant DNA plasmids in particular is a complicated and expensive process, which requires months of advance planning. We rely on a limited number of manufacturers for our supply. If we are unable to acquire the necessary amount of plasmids to complete our clinical trials, our progress could be delayed substantially.

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our product candidate.

We have no manufacturing experience. In order to develop our product candidate, apply for regulatory approvals and commercialize our product candidate, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of our product must comply with the current cGMP requirements set forth in the FDA’s Code of Federal Regulations. The manufacturing process for our product candidate is an element of the FDA approval process and we will need to contract with manufacturers who can satisfy the FDA requirements on an ongoing basis before we seek to obtain FDA approval. In addition, if we receive the necessary regulatory approval for our product candidate, we also expect to rely on third parties, including our collaborators, to manufacture our therapeutic products in quantities sufficient for clinical trials and commercial marketing. We may experience difficulty in obtaining adequate and timely manufacturing capacity for clinical trials and our commercial needs. If we are unable to obtain or maintain contract manufacturing for our product candidate, or are unable to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our product candidate.

Risks Related to Our Operations

If we are unable to retain qualified employees, our ability to implement our business plan may be adversely affected.

The loss of the service of employees, such as Dr. Frank Haluska, our Chief Executive Officer, Jonathan Burgin, our Chief Financial and Operating Officer, Dr. David Kerstein, our Chief Medical Officer, Dr. Ron Knickerbocker, our Senior Vice President of Clinical Development and Data Sciences, Sean Daly, our Vice President of Clinical Operations, or Dr. Michal Gilon Ohev-Zion, our Vice President of Research and Development, would likely delay our achievement of product development and our other business objectives. Although we have employment agreements with our key employees, some of these employment agreements provide for at-will employment, which means that the employee could terminate their employment with us at any time and, for certain employees, without notice. We do not carry key man life insurance on any of our executive officers.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our potential competitors. Some of these employees may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We are exposed to a risk of substantial loss due to claims that may be filed against us in the future because our insurance policies may not fully cover the risk of loss associated with our operations.

We are exposed to the risk of having claims seeking monetary damages being filed against us for loss or harm suffered by participants of our clinical studies or for loss or harm suffered by users of any drug that may receive approval for commercialization in the future. In either event, the FDA or the regulatory authorities of other countries or regions may commence investigations of the safety and effectiveness of any such clinical trial or commercialized drug, the manufacturing processes and facilities or marketing programs utilized in respect of any such trial or drug, and may result in mandatory or voluntary recalls of any commercialized drug or other significant enforcement action such as limiting the indications for which any such drug may be used, or suspension or withdrawal of approval for any such drug. Investigations by the FDA or any other regulatory authority in other countries or regions also could delay or prevent the completion of any of our other clinical development programs. In the event that we are required to pay damages for any such claim, we may be forced to seek bankruptcy or to liquidate because our asset and revenue base may be insufficient to satisfy the payment of damages and any insurance that we have obtained or may obtain for product or clinical trial liability may not provide sufficient coverage against potential liabilities. Our current clinical trials insurance policy provides coverage in the amount of up to $10 million in the aggregate.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contract research organizations (“CROs”) and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product could be delayed.

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

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, program exclusion, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation of any product for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal healthcare anti-kickback statute, as mentioned above, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Risks Related to Our Intellectual Property and Potential Litigation

Patents that we have licensed exclusively from Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) will expire, and if we cannot obtain extended marketing exclusivity, whether through the use of additional patents or government exclusivity regulations, we may face increased competition from third parties who will be able to use the patents that we have used in our research and development activities.

Significant patents underlying our lead product candidate, inodiftagene, included in the exclusive license that Yissum granted to us began expiring in 2017, after which time, any one or more of our competitors could develop generic alternatives to our prospective drugs, to the extent that these are not subject to additional protections, such as exclusivity of biological drugs in the United States and elsewhere, and patent restoration.

We are required, and may be required in the future, to license patent rights from third-party owners in order to develop our products. If we cannot obtain such licenses, or if such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We currently license patents in conducting our research and development activities, and may be required to obtain additional licenses in the future if we believe it is necessary or useful for our business and our research and development efforts to use third-party intellectual property or if our efforts would infringe upon the intellectual property rights of third parties.

Should we succeed in obtaining any such license, our business prospects will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. Our licensors may terminate our license, may not successfully prosecute or may fail to maintain their patent applications that we have licensed, may determine not to pursue litigation against other persons that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property that we have licensed and that we may license in the future, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive position and harm our business prospects.

If we fail to comply with our obligations under our license with Yissum or other licenses or related agreements to which we are currently a party or may be in the future, we could lose license rights that may be necessary for developing our plasmid-based therapeutic products.

The exclusive license granted to us by Yissum and any license that we may enter into in the future in connection with our efforts to develop drugs utilizing recombinant DNA plasmids may impose various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Our obligations under any of these license agreements could include, without limitation:

•	royalty payments;

•	annual maintenance fees;

•	providing progress reports;

•	maintaining insurance coverage;

•	paying fees related to prosecution, maintenance and enforcement of patent rights;

•	minimum annual payments; and

•	undertaking diligent efforts to develop and to introduce therapeutic products into the commercial market as soon as practicable.

If we were to breach any of our material obligations as described above, the licensor may have the right to terminate the license which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor gaining access to the licensed technology. Under the terms of the exclusive license granted to us by Yissum, Yissum has the right to terminate the license if we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee. In addition, Yissum has the right to terminate the license for any material breach of the license by us if we fail to remedy such material breach within ninety days of Yissum’s notice of our material breach, provided that the material breach is curable within 90 days. If the material breach cannot be remedied within 90 days, Yissum may not terminate the license if we take reasonable commercial action to cure such breach as promptly as practicable. The Israeli Contract Law (Remedies for Breach of Contract) 1970, defines the term “material breach” as a breach, with regards to which, it may be assumed that a reasonable person would not have entered into the specific agreement had that person foreseen the breach and the outcome thereof, or a breach which is specifically defined as material in the agreement. Acts that may constitute a material breach of the license agreement by us may include, for example: the granting of sublicenses not in compliance with the provisions of the license agreement, a breach of our obligations to pay royalties and provide the necessary reports with respect thereto, a breach of our obligations not to disclose or misuse certain confidential information of Yissum, and a breach of our obligations to develop and commercialize the licensed technology (including our obligation to fund certain research and development activities) and to conduct patent prosecution and maintenance, as further described below.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We currently rely, and intend to rely in the future, on trade secrets, know-how and technology that are not protected by patents to maintain our competitive position. In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position and harm our business prospects.

If we are unable to obtain and enforce patent protection for our inventions, our ability to develop and commercialize our product will be harmed.

Our success depends, to a considerable extent, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we may prevent others from unlawfully using our inventions and proprietary information. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office (the “PTO”) and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There also is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed with respect to any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable against third parties.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

A third party may sue us for infringing its patent rights or may claim that we have improperly obtained or used its confidential or proprietary information. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, during an infringement proceeding, a court may decide that the patent rights we are asserting are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, our licensors may have rights to file and prosecute such claims and we are reliant on them. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be significant, and the litigation would divert our management’s efforts. From a financial perspective, there is a risk that we would not be able to sustain the costs of any such litigation and would be forced to seek bankruptcy or to liquidate because of our limited asset and revenue base.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”) inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”) a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours, but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to Our Operations in Israel

If there are significant shifts in the political, economic and military conditions in Israel, it could have a material adverse effect on our operations.

Our corporate headquarters and research and development facilities are located in Israel. In addition, certain of our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities from Hezbollah in Lebanon and between Israel and Hamas in the Gaza Strip, which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from the civil war in Syria and from Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any armed conflict involving Israel could adversely affect our operations and results of operations, and any losses or damages incurred by us as the result of such a conflict could have a material adverse effect on our business. Furthermore, our operations could be disrupted by the obligations of our personnel to perform military service. Some of our employees based in Israel may be called upon to perform military reserve duty and, in emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees due to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise.

Because a substantial portion of our revenues is expected to be generated in currencies other than our functional currency, we will be exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition.

In the future, we expect that a substantial portion of our revenues will be generated in currencies other than our functional currency. We currently maintain our financial records in NIS, which is our functional currency, and report our financial results in U.S. dollars. As a result, our revenues for financial statement purposes might be affected by fluctuations in the exchange rates of currencies in the countries in which our products may be sold.

Any Israeli government funding that we receive for research and development expenditures limits or prohibits our ability to manufacture products and transfer know-how outside of Israel and requires us to satisfy specified conditions.

We have received royalty-bearing funding from the Israeli government through the Israel Innovation Authority (formerly the Office of the Chief Scientist of the Ministry of Economy) (“IIA”) for a significant portion of our research and development expenditures. Israeli law requires that products developed with government funding be manufactured in Israel, unless the IIA approves otherwise. Such approval, if given, is generally conditioned on an increase in the maximum amount of royalties to be paid to the IIA, with the exact ceiling dependent on the extent of the manufacturing to be conducted outside of Israel. Although products based on IIA-funded technologies and know-how may be sold freely, the transfer of or grant of any right (including liens) in the underlying IIA-funded technologies and know-how is restricted. Any such transfer is subject to the approval of the IIA and if the transfer is made outside of Israel, then it is generally conditioned on payment of a redemption fee, which may be substantial.

If we fail to comply with the restrictions and conditions imposed in connection with IIA funding, we may be subject to the sanctions that are set forth under Israeli law, including the possible refund of any payments previously received together with interest and penalties, and in certain circumstances we may also be subject to criminal charges. The difficulties and cost of obtaining the approval of the IIA for the transfer of manufacturing rights, technology or know-how outside of Israel could prevent us from entering into strategic alliances or other transactions that provide for such a transfer, which in turn could adversely affect our business, results of operations and financial condition.

Currency exchange controls may restrict our ability to utilize our cash flows.

We expect to receive proceeds from sales of any product we may develop, and also to pay a portion of our operational costs and expenses, in U.S. dollars, Euros and other foreign currencies. However, we may be subject to existing or future rules and regulations on currency conversion. In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no currency controls in place. Legislation remains in effect, however, pursuant to which such currency controls could be imposed in Israel by administrative action at any time. We cannot assure that such controls will not be reinstated, or if reinstated, that they would not have an adverse effect on our operations.

Enforcing a U.S. judgment against us and our executive officers and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. Some of our executive officers and directors reside in Israel and most of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to affect service of process on these persons in the United States or to assert U.S. securities laws claims in original actions instituted in Israel.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a final U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	the judgment was rendered by a court of competent jurisdiction under the rules of private international law prevailing in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rate fluctuations.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, each of our shareholders has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations toward us and other shareholders and to refrain from abusing its power in, among other things, voting at shareholder meetings on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder has a duty to act in fairness toward us. Israeli law does not clearly define the substance of these duties, but these provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli corporate and tax law may deter acquisition transactions.

The provisions of Israeli corporate law governing mergers, tender offers and other acquisition transactions differ in significant respects from analogous provisions of U.S. federal and state law, and may make such transactions difficult to effect. The need for IIA approval and the potential redemption fee payable if an acquiror wishes to transfer IIA-funded technologies and know-how outside of Israel may deter certain potential acquirors. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us, to our Israeli shareholders or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of various conditions, such as a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Risks Related to the ADSs and the Trading of the ADSs

The ADS price may be volatile, and you may lose all or part of your investment.

The trading price of the ADSs has fluctuated, and is likely to continue to fluctuate. The market price of the ADSs could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of ADSs, ordinary shares or other securities in the future;

•	the delisting of our ordinary shares from the TASE subsequent to our initial public offering;

•	market conditions in our industry;

•	changes in personnel;

•	the trading volume of the ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

An active public trading market for the ADSs may not be sustained.

We have requested that the TASE initiate the process to delist our ordinary shares. In accordance with applicable Israeli law and the rules of the TASE, the last day our ordinary shares will trade on the TASE will be June 13, 2019, and our ordinary shares will be delisted from the TASE on June 17, 2019. Until such delisting takes effect, our ordinary shares will continue to trade on the TASE while the ADSs will trade on the Nasdaq. Prior to the completion of our initial public offering, no public market existed for the ADSs. After the delisting of our ordinary shares from the TASE, we will be traded exclusively through the ADSs on the Nasdaq. An active public trading market for the ADSs may not be sustained. If an active market for the ADSs does not develop, it may be difficult for you to sell your ADSs.

We have broad discretion as to the use of the net proceeds from our initial public offering and may not use such proceeds effectively.

We expect the net proceeds from our initial public offering to meet our capital requirements until the second quarter of 2020. We currently intend to use the net proceeds from our initial public offering to develop our therapeutic and diagnostic products, namely inodiftagene, and for general corporate purposes, including working capital requirements. For more information, see “Item 5.B.—Liquidity and Capital Resources.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our initial public offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade the ADSs, the price of the ADSs could decline.

The trading market for the ADSs relies in part on the research and reports that equity research analysts publish about us and our business. The price of the ADSs could decline if one or more securities analysts downgrade the ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of the Nasdaq. As permitted under the Companies Law pursuant to our articles of association, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, a minimum of one shareholder) instead of 33 1⁄3% of our issued share capital as required under the Nasdaq corporate governance rules. We may also adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. We intend to follow Israeli corporate governance practice instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under the Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection than is accorded to investors of domestic issuers.

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of U.S. domestic reporting companies. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. We cannot assure you that at June 30, 2019, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer. If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2020. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and we will be required to present our financial statements in accordance with U.S. GAAP instead of in accordance with IFRS as we currently do. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

The market price of the ADSs could be negatively affected by future sales of the ADSs.

Sales by us or our shareholders of a substantial number of our ordinary shares or ADSs in the public markets, or the perception that these sales might occur, could cause the market price of the ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of the date of this Annual Report on Form 20-F, there are 37,099,352 ordinary shares, including 2,652,174 ADSs representing 13,260,870 ordinary shares outstanding. Of our issued and outstanding shares, all of the ADSs sold in our initial public offering will be freely transferable, except for any ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). 15,813,214 ordinary shares that are beneficially owned by shareholders are subject to lock-up agreements that restrict the holders’ ability to transfer the ADSs or the underlying ordinary shares until August 11, 2019, when the applicable lock-ups expire. After the expiration of the lock-up period, these shares can be resold into the public markets in accordance with the requirements of Rule 144 of the Securities Act, subject to certain volume limitations.

Following the expiration of the lock-up restrictions described above, the number of ordinary shares or ADSs that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares and ADSs to appreciate unless there is a corresponding increase in demand for our ordinary shares and ADSs. This increase in available shares could result in the value of your investment in the ADSs decreasing.

In addition, a sale by us of additional ordinary shares, ADSs or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares or ADSs might impede our ability to raise capital through the issuance of additional ordinary shares, ADSs or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares or ADSs.

We do not intend to pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends on the ADSs. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes.

You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may deduct from such dividends or distributions its fees and may withhold an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one that is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 14 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents are not responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

As a result of becoming a public company, our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in the United States, we incur significant additional accounting, legal and other expenses that we did not incur before our initial public offering. We incur costs associated with corporate governance requirements of the SEC and the Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. The implementation and testing of such processes and systems requires us to hire outside consultants and incur other significant costs. Furthermore, if we cease to qualify as a foreign private issuer, we would incur significant additional legal, accounting and other expenses in order to comply fully with the reporting requirements of the Exchange Act and Nasdaq applicable to U.S. domestic issuers. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the Nasdaq, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. We believe that we were a PFIC in 2017 and 2018 and, based on estimates of our gross income and gross assets, our intended use of the proceeds of our initial public offering, and the nature of our business, we believe that we will be classified as a PFIC for the taxable year ending December 31, 2019. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, as defined in “Item 10.—Additional Information—Taxation—U.S. Federal Income Tax Consequences,” that owns ADSs could face adverse U.S. federal income tax consequences, including having gains realized on the sale of the ADSs classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. Holders, and having interest charges apply to distributions by us and the proceeds of ADS sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service (“IRS”) filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. See “Item 10.—Additional Information—Taxation —U.S. Federal Income Tax Consequences.”

We may be treated as a U.S. corporation for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. We are incorporated under the laws of the State of Israel and, therefore, we should be a non-U.S. corporation under this general rule. However, Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that may result in a foreign corporation being treated as a U.S. corporation for U.S. federal income tax purposes. The application of these rules is complex and there is little guidance regarding certain aspects of their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States will be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) the former shareholders of the acquired U.S. corporation hold at least 80% of the vote or value of the shares of the foreign acquiring corporation by reason of holding stock in the U.S. acquired corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the foreign corporation’s country of incorporation relative to its expanded affiliated group’s worldwide activities. For this purpose, “expanded affiliated group” generally means the foreign corporation and all subsidiaries in which the foreign corporation, directly or indirectly, owns more than 50% of the stock by vote and value, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the country of incorporation.

We were incorporated on September 22, 2011 under the laws of the State of Israel for the purpose of a reincorporation merger (“Reincorporation”), which merged BTI with and into a wholly-owned subsidiary of BioCancell Ltd (“BioCancell”). For more information on the Reincorporation, see “Item 4 — History and Development of the Company.” We do not believe that we should be treated as a U.S. corporation as a result of the Reincorporation under Section 7874 of the Code because we believe that we have substantial business activities in Israel. However, the IRS may disagree with our conclusion on this point. In addition, there could be legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in us being treated as a U.S. corporation.

If it were determined that we should be treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial additional U.S. federal income tax on our taxable income since the Reincorporation. In addition, payments of dividends to non-U.S. holders may be subject to U.S. withholding tax.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of the ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of the ADSs. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make the ADSs less attractive to investors.

For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

•	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, (iii) December 31, 2024 or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act.

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

ITEM 4.	Information On The Company

A. History and Development of the Company

We were incorporated on September 22, 2011 under the laws of the State of Israel for the purpose of the Reincorporation which merged BTI with and into a wholly-owned subsidiary of BioCancell. BTI was incorporated in the United States under the laws of the State of Delaware on July 26, 2004, and commenced operations on October 1, 2004. The Reincorporation was consummated on August 14, 2012, and BTI survived as a wholly-owned subsidiary of BioCancell until it was formally dissolved in the State of Delaware on December 28, 2012. Following the Reincorporation, BioCancell became a public company with its ordinary shares listed on the TASE. In August 2018, BioCancell changed its name to Anchiano Therapeutics Ltd. and its ordinary shares continue to be traded on the TASE under that name. Our principal executive offices are located at 1/3 High-Tech Village, Givat Ram, P.O. Box 392649, Jerusalem, 9139102 Israel and our telephone number is +972 (2) 548-6555.

We wholly own a subsidiary, Anchiano Therapeutics Israel Ltd. (formerly BioCanCell Therapeutics Israel Ltd.), which itself wholly owns a Delaware-incorporated subsidiary, called Anchiano Therapeutics, Inc. (formerly BioCancell USA, Inc.) for the purpose of operating in the United States. Anchiano Therapeutics, Inc. is subject to the tax laws of the State of Delaware.  Anchiano Therapeutics, Inc. acts as our agent for service of process in the United States, and is located at One Kendall Square, Building 600, Suite 6-106, Cambridge, Massachusetts 02139 and the telephone number for Anchiano Therapeutics, Inc. is +1 (857) 259-4622.

On January 7, 2019, we filed a registration statement in connection with an initial public offering of ADSs in the United States and on February 12, 2019, the ADSs, representing our ordinary shares, commenced trading on the Nasdaq under the symbol “ANCN.”

Our capital expenditures for the years ended December 31, 2018 and 2017 amounted to $0.2 million and $0.03 million, respectively. These capital expenditures were related primarily to laboratory equipment purchases. We anticipate our capital expenditures in 2019 to be financed from the proceeds of our February 2019 initial public offering.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through this website at http://www.sec.gov. In addition, since our ordinary shares are traded on the TASE, we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israeli Securities Authority (the “ISA”) as required under the Israeli Securities Law, 5728-1968. Since the ADSs commenced trading on the Nasdaq, our reporting to the TASE and ISA is generally restricted to copies of our filings with the SEC. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website at www.anchiano.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F.

B. Business Overview

Overview

We are a clinical-stage biotechnology company committed to engineering a targeted gene therapy to improve the standard of care for early-stage bladder cancer. We have discovered and are developing a biologic agent, inodiftagene, that we believe can deliver a new treatment to patients who have options that are limited in effectiveness and problematic in toxicity. Bladder cancer is a disease that typically causes symptoms early in its course and consequently presents the patient and the treating physician with an opportunity to gain control of the malignancy. However, the limitations of existing therapies, developed in the 1970s, often result in a prolonged series of unsuccessful treatments that can end in the radical removal of the bladder.

Our lead product candidate, inodiftagene, is a recombinant DNA construct that will be administered to patients whose therapy for early stage bladder cancer has failed: this is gene therapy for bladder cancer. Preclinical studies and clinical trials completed so far have demonstrated that our product candidate can deliver a lethal gene specifically to bladder cancer cells in a patient’s bladder. We have conducted clinical trials of inodiftagene in several malignancies, including bladder cancer, pancreatic cancer, and ovarian cancer, and observed anti-cancer activity in all of them. Based on our Phase 1 and Phase 2 clinical trial results, we believe its most promising application is in the therapy of NMIBC in which it has the potential to improve patient outcomes substantially by delaying or in some cases eliminating disease progression, and consequently may significantly bettering patient quality of life. Although there can be no assurance, we also believe that the regulatory pathway to approval for commercialization and wide distribution of our product candidate in NMIBC, based on our interactions with the FDA and other international regulators, is an extension of the clinical trial program we have undertaken to date, and that the patient population for which our clinical development program is designed exhibits a significant unmet need for novel therapeutic approaches. Our proposed clinical development plan includes two pivotal clinical studies, either of which we believe may support FDA regulatory approval, and which together will provide access to a large share of this affected population and differentiate us from competitive approaches.

Inodiftagene is a biological agent designed and formulated to deliver a toxic gene to bladder cells in a manner that results in the gene being active only in the bladder tumor with consequent killing of the malignant cells. The engineered gene has been compounded with an agent that enhances and optimizes the efficiency of its delivery to tissue. In experiments we can demonstrate uptake of inodiftagene by 85% of target cells after a single exposure.

We have tested inodiftagene in six clinical trials, three of which involved NMIBC patients, and we have observed substantial anti-tumor activity. The data from the three NMIBC trials demonstrate in Phase 1/2 and Phase 2 studies that: (i) inodiftagene causes complete responses in 33% of bladder cancer patients with unresected measurable tumors; (ii) one-year and two-year recurrence-free survival rates were 46% and 33%, respectively; and (iii) we can administer inodiftagene with BCG, the standard of care for NMIBC, with recurrence-free outcomes of 95% and 78% at three and six months, respectively.

We believe that these studies support the potential for inodiftagene to provide new therapies for NMIBC patients. NMIBC affects a large population in the United States as well as worldwide. In 2018, it was expected that approximately 81,000 new cases of bladder cancer would be diagnosed in the United States. Nearly 141,000 new cases in the European Union are expected to be diagnosed in 2020. 75% of these cases will be NMIBC, the earliest stage in bladder cancer classification. The diagnosis of primary bladder cancer leads to a cycle of cystoscopic evaluation, surgical resection, and medical therapy, that is repeated as treatments fail successively and additional treatments are attempted. The standard medical treatment for NMIBC, BCG, is live tuberculosis bacteria that has been attenuated, or weakened in the laboratory, administered into the bladder. Most treatments with BCG ultimately fail and result in tumor recurrence. Because of this prolonged natural history of early presentation and repeated treatment failures, it was estimated that in the United States in 2015, the latest year good estimates were available, about 710,000 patients will be living with bladder cancer. Moreover, it is the most costly cancer to treat in the United States, with annual costs that were estimated at over $4 billion in 2010, and costs of care for an individual nearing $200,000. Despite the need for new approaches to treat this disease, no drug has been approved by the FDA for the treatment of NMIBC since 1998. Patients with bladder cancer whose therapy has failed make up a large population of patients desperately in need of new therapies.

There are two distinct populations of unmet need in the field of NMIBC treatment: (1) those patients for whom two treatments with standard BCG have failed, who are termed BCG-unresponsive, and (2) those for whom one BCG treatment has failed. Accordingly we are planning two pivotal clinical trials in NMIBC patients: (i) a single-arm Phase 2 study of inodiftagene in patients with BCG-unresponsive disease (the “Codex Clinical Trial”) and (ii) a randomized trial in patients whose disease has recurred after a single course of standard BCG therapy (the “Leo Clinical Trial”). Both of these studies have been reviewed by the FDA and other international regulatory bodies. The FDA has granted our program Fast Track designation for regulatory review. Additionally, the Phase 3 Leo Clinical Trial has been granted a SPA by the FDA as well. While there are several planned and ongoing trials that address the BCG-unresponsive patient population, in our view our clinical development program in patients whose disease recurs after a first course of BCG sets us apart and differentiates us from competitors. Based on market data, including a commissioned independent research study, we believe the potential market for inodiftagene, should it achieve regulatory approval for both indications in the United States, the European Union and Japan, is over $1.5 billion.

We believe that the inodiftagene development program in early-stage bladder cancer may potentially allow us to meet the regulatory requirements for the development of a new therapy for this malignancy.

Our Product Pipeline

We have studied our product candidate inodiftagene, in patients with pancreatic cancer, ovarian cancer, and NMIBC, and we have studied it as a single agent or in combination with BCG. The following table summarizes the clinical development program of inodiftagene:

	PRODUCT	TRIAL
INDICATION	CANDIDATE	Phase 1	Phase 2	Phase 3	RESULTS
NMIBC	Inodiftagene	Phase 1/2			No DLT, no MTD; 22% CR, 22% PR
			Phase 2		33% CR; 1-yr RFS 46%
			Pivotal Phase 2 Codex Clinical Trial		Initiation 4Q2018
	Inodiftagene with BCG		Phase 2		Feasible; 3 month RFS 95%; 6 month RFS 78%
				Pivotal Phase 3 Leo Clinical Trial	Initiation planned 4Q2019, begin enrollment 1H2020
Pancreatic cancer	Inodiftagene	Phase 1/2			2 PR in inodiftagene alone patients
	Inodiftagene with gemcitabine		Phase 2		1 PR; median PFS 7.6-9.3 months
Ovarian cancer	Inodiftagene		Phase 2		1 CR of malignant ascites in compassionate use

CR: complete response; DLT: dose-limiting toxicity; MTD: maximum tolerated dose; PFS: progression-free survival; PR: partial response; RFS: recurrence-free survival

The emphasis of our development program is on NMIBC, and at this time, we do not plan additional studies in pancreatic or ovarian cancer. The six completed trials detailed above were conducted in leading academic medical centers in Israel, and the two pivotal studies, the Codex Clinical Trial and Leo Clinical Trial, will be conducted in the United States and internationally.

The clinical trial results we have obtained demonstrate that inodiftagene has anti-cancer activity in bladder cancer, pancreatic cancer and ovarian cancer, all difficult-to-treat malignancies. Inodiftagene is well-tolerated, and side effects have been largely mild to moderate, and in bladder cancer patients involved primarily the lower urinary tract. The data suggests that the most promising application of inodiftagene is in the therapy of early-stage bladder cancer. Thus we have focused the development of inodiftagene in NMIBC.

Non-muscle Invasive Bladder Cancer: The Problem

Bladder cancer affects a very large population of patients in the United States and worldwide. It is the fourth most common cancer in men in the United States, being more common in men than in women, and is the fifth most common cancer in Europe overall. When incidence in the European Union and Japan is also considered, the combined global market encompasses an estimated 260,000 new cases per year. Despite being a common malignancy, it has not been the focus of new drug development. The last drug approved by the FDA for NMIBC was registered in 1998. New therapies are needed.

Source: ACS Facts and Figures 2018.

NMIBC is a cancer that is situated superficially in the lining of the bladder. Typically NMIBC is detected early in its course, when tumors are small, and because it is superficial, the most frequent first symptom of bladder cancer is blood in the patient’s urine. Evaluation by the physician involves visual examination of the inner surface of the bladder using a cystoscope, and diagnosis entails urine cytology, biopsy and pathological examination. Tumors are classified according to the depth they penetrate into the bladder, as illustrated below. The NMIBC subset of tumors is shown below, lettered in green.

Non-muscle invasive tumors that involve only the inner surface of the bladder can be flat (“Tis," also known as carcinoma-in-situ (“CIS”)) or raised (“Ta”). A raised tumor can also begin to invade the next layer of the bladder (classed as a T1 lesion) and still be classified as NMIBC. Once tumors invade the inner or outer muscle layers, they are called muscle invasive bladder cancer (“MIBC”). Approximately 75% of bladder cancer cases are initially NMIBC.

The urologist surgically removes the evident tumors that are resectable using the cystoscope by trans-urethral resection (“TUR”). Then, if the tumor characteristics lead it to be classified as intermediate or high risk for recurrence and progression, additional medical therapies are introduced through a catheter into the bladder.

The FDA-approved standard therapeutic agent for intermediate and high-risk NMIBC is BCG, administered into the bladder after TUR over a one- to three-year course of treatment. Although initial results with BCG are good, side effects can be substantial, including urinary symptoms, bleeding from the bladder, bladder inflammation, fever, and in rare instances, contraction by the patient of tuberculosis, sepsis and death. The eventual relapse rates from the first course of therapy are estimated by experts in the field to be 50% by four years and as high as 70% by ten years. After a failed first treatment, urologic practice guidelines recommend that a second course of BCG be attempted. When used a second time, the efficacy of BCG falls. The relapse rate after a second course of BCG was approximately 75% at one year in a recent randomized study. Most patients, therefore, experience a failure of BCG treatment.

As a result of the way BCG is used, there are two populations of unmet need in NMIBC treatment: (1) patients who have experienced recurrence following two courses of BCG, and (2) patients who have experienced recurrence following one course of BCG. This is illustrated below:

The first unmet need in the treatment of the NMIBC is for patients who have been treated with two courses of BCG and then experienced recurrence. In this situation, there are no other medical therapies that are recommended as standard of care. Chemotherapy, immunotherapy and experimental treatments have been tested in these patients, but these are not approved. Patients whose NMIBC has failed to respond after two treatments with BCG are considered to have what is formally termed BCG-unresponsive NMIBC. Lacking a standard, FDA-approved therapeutic agent, treatment guidelines recommend that these patients undergo radical cystectomy, or bladder removal. Thus the first major unmet need in the NMIBC population is for new therapies for patients whose two courses of BCG treatment have been unsuccessful, who therefore need a third line of therapy, and who face the debility and compromised quality of life that accompany the removal of the bladder.

The second unmet need in the treatment of the NMIBC is for patients earlier in their course of treatment, those whose first course of BCG therapy has failed. These patients are at very high risk for the subsequent failure of a second BCG treatment, and for becoming BCG-unresponsive. There is an opportunity to treat patients after their first treatment, in the second line, so as to prevent or delay ultimate recurrence and progression. The population of patients whose single course of BCG has failed comprises a larger population than those patients whose BCG therapies have failed twice.

The FDA and leading urological societies have worked together to formulate an approach to developing new therapeutic agents for BCG-unresponsive disease. This approach has been published in several forums, including the FDA’s Guidance for Industry on BCG-unresponsive Nonmuscle Invasive Bladder Cancer (2018). Our pivotal clinical program has been developed in conjunction with key opinion leaders in the field of urological cancer, and in close consultation with the FDA, and is consistent with the published guidance. We believe our program is consistent with the FDA-delineated path to the regulatory approval of inodiftagene in both of these areas of unmet need.

Our Competitive Strengths

Inodiftagene is a recombinant DNA plasmid-based agent designed and formulated to introduce a toxic gene into cells that is only activated in malignant cells, and when turned on in those cells, is lethal to them. It is a specifically targeted therapy. It is conceived to optimize efficacy and minimize side effects by focusing its cytotoxic effects in cancer cells only. Specifically, we believe our competitive strengths to be the following:

•	Inodiftagene is a targeted therapy. Our product candidate is designed so that its lethal payload is activated specifically in cancer cells. This has two effects. The first effect is that the anti-tumor effect is concentrated in the cancer. Inodiftagene delivers a potent toxin when it is internalized by cells. The toxin is not produced where it is not needed, in normal tissues in the bladder or elsewhere in the body. The second effect is that the cytotoxic effect is limited to the cancer. Normal bladder cells do not produce the toxin, and suffer no damage as a result of therapy. Data from our clinical trials are consistent with this proposed mechanism of action of inodiftagene. Side effects are typically mild to moderate, and comprise mainly bladder symptoms, because this is the only place where the toxin is produced.

•	Our clinical data strongly support the activity of inodiftagene against cancer. We have completed six clinical trials in patients with cancer: three in NMIBC patients and three in patients with ovarian or pancreatic cancer. We have demonstrated complete responses in unresected bladder cancer, as well as robust evidence of single-agent activity against the difficult-to-treat malignancies of pancreatic and ovarian cancer. The body of clinical data validates the anti-tumor mechanism of action of inodiftagene in multiple tumors types, and especially in bladder cancer.

•	Our development plan addresses two unmet NMIBC needs. We have expanded our development program so that we can investigate inodiftagene in two clinical settings concurrently. The BCG-unresponsive, third-line clinical setting is the subject of our first trial, the Codex Clinical Trial. This setting is attractive for drug development because it supports a single-arm clinical trial of modest size. The FDA has provided clear guidance for the development of new agents in BCG-unresponsive patients, and our clinical trial has been designed in accordance with FDA input. However, we have taken our agent a step further, studying its activity and safety when administered in combination with BCG. This second-line population is a larger patient population, and the unmet need here is no less substantial than in third-line patients. We plan to undertake a clinical trial in the second-line setting, the Leo Clinical Trial. The demonstration of the feasibility of administering inodiftagene in conjunction with BCG lays the foundation for clinical trials in the large population of newly diagnosed, first-line NMIBC patients who are candidates for standard BCG treatment.

•	We have positive FDA input on our pivotal development program. The FDA has stated that the single-arm Codex Clinical Trial may support approval in the BCG-unresponsive patient population. The FDA has granted us an SPA for the conduct of the Leo Clinical Trial. We believe this demonstrates that the eligible patent population, design, methods, and endpoints of the trial are all in keeping with the requirements for approval in patients whose first treatment with BCG has failed and who can be treated with BCG in combination with inodiftagene. Of note, the SPA does not guarantee that our trial results will be adequate to support approval. Both studies have also been reviewed and are supported by regulatory agencies in Canada and Europe.

•	We have experienced accomplished leadership with a history of successful drug development and U.S. and international approvals. Our leadership team has worked together in the past and has successfully developed two drugs for FDA and international approval. Our CMO, SVP and head of clinical development, and the VP and head of clinical operations formerly worked as members of our Chief Executive Officer’s clinical development team at ARIAD Pharmaceuticals, Inc., where they developed for regulatory approval ponatinib (Iclusig) for leukemia, and brigatinib (Alunbrig) for non-small cell lung cancer, both now owned and commercialized by Takeda Pharmaceutical Company Ltd. They conducted Phase 1, Phase 2 and Phase 3 trials in the United States and internationally, and pivotal Phase 2 and Phase 3 studies. They designed and prepared clinical trials, worked with the FDA and other regulatory agencies, and conducted the studies in the United States, Europe, Japan and China. They gathered and analyzed data, and prepared and submitted regulatory submissions for approval.

Our Solution: Gene Therapy for NMIBC with Inodiftagene

The biologically active ingredient of inodiftagene is a recombinant DNA plasmid that directs the expression of a potent toxin specifically in malignant cells but not in normal tissue. It has been designed to enable the delivery of a gene for a lethal bacterial toxin from diphtheria so that the toxin is specifically expressed and activated only in bladder cancer. This focuses the anti-cancer activity of the gene to only the cancer cells, and limits the side effects of the gene mainly to the malignant tissue and the bladder. We do this by exploiting the established biology of the H19 gene, which is turned off in most normal adult cells, but turned on at high levels primarily in malignant cells.

The H19 gene has a restricted pattern of expression rendering it potentially useful for the targeted delivery of therapies to cancer. H19 is an example of a class of molecules called long non-coding RNAs that serve as regulatory elements in normal cells. It is also considered an oncofetal RNA gene and is highly expressed in the placenta during pregnancy, but not normally expressed in adult tissues. However, its expression is turned on in malignancy, in human bladder cancers, as well as in many other tumors, including ovarian cancer, pancreatic cancer, lung cancer, breast cancer, colon cancer, melanoma, brain cancer, leukemia, and others. H19 is a gene of fundamental importance to cancer cells. The abnormal upregulation of H19 expression in malignancy is due to alterations in availability and activity of factors in the cell that turn genes on and off, and the regulatory controls of the H19 gene that respond to these factors, the molecular switches, as it were, have been well characterized. These regulatory switches can be used to control whether a gene is turned on or off in a manner that prevents the gene from being on in normal tissues and that turns it on in malignant cells that express H19.

Diphtheria toxin is a potent cellular toxin and is a favorable choice for anti-cancer targeting. Its biology and mechanisms of action are well understood. It is a toxin that potently and completely inhibits the ability of targeted cells to make normal proteins, thereby killing them. Single copies of this toxin are lethal to a cell. Moreover, the inhibitory activity of the toxin is encompassed entirely in the A chain of the molecule (DTA) while the B chain is necessary for cellular entry. The introduction and expression of the gene encoding DTA, as occurs with inodiftagene, is lethal to the target cell, but because it cannot transfer to neighboring tissue, not to surrounding cells.

The structure of inodiftagene is illustrated below. The H19 regulatory sequences, which control the turning on of DTA expression, are represented in blue in the illustration below. They have been isolated and engineered using recombinant DNA techniques so that they are juxtaposed to the gene for DTA. The DTA gene is represented in green on the right in the illustration.

When inodiftagene enters a tumor containing H19 expressing cells, the engineered gene becomes active, producing the lethal diphtheria toxin. Following administration into the bladder, cellular toxicity due to DTA expression is bladder cancer-specific. H19 is expressed in adults mostly in malignant tissue. Plasmid taken up in normal cells remains unexpressed. In addition, due to the absence of the B chain subunit, if toxin is released from dying cells it is not taken up by other normal cells. As a result, inodiftagene is a specifically targeted therapy for bladder cancer.

Inodiftagene DNA is combined with Polyethylenimine (“PEI”). PEI facilitates the entry of inodiftagene into rapidly dividing cells and improves efficiency of transmission. Experiments in the laboratory demonstrate that inodiftagene complexed with PEI is efficiently taken into more than 85% of cells following a single exposure.

Our Pre-clinical Data with Inodiftagene

Laboratory studies have also confirmed that protein synthesis is inhibited in tumor cells treated with inodiftagene, and that inodiftagene attenuates the proliferation of cancer cells in vitro.

In animal models, inodiftagene is active against bladder cancer. Experiments show that DTA is produced in bladder tumors after treatment in the organ. In a rat tumor model, it was shown that bladder tumors growing in the bladder could be effectively treated with two administrations of inodiftagene. In vitro studies with this cell line confirmed that the mechanism of action is via the dose-dependent expression of DTA driven by the H19 regulatory sequences.

Additional studies were performed in a model of bladder carcinogenesis due to the ingestion of nitrosamine by rats. In this experimental model, rats reproducibly develop visible bladder tumors after approximately 20 weeks of nitrosamine dietary supplementation. Administration of inodiftagene is effective in reducing mean tumor dimensions and weight and leads to complete eradication of tumors in some animals. This is illustrated below, in which the animal in the left panel received control (placebo) therapy (see the tumors in the green circles), and the animal in the right panel was treated with inodiftagene. These data formed the basis for the initial clinical development of inodiftagene in patients with bladder cancer.

Clinical studies have demonstrated that inodiftagene DNA is detectable after administration in patients’ bladder tumors and for more than 48 hours after a single two-hour exposure in patients’ urine.

IND-Enabling Studies

IND-enabling studies for inodiftagene included four repeated-dose non-clinical toxicology experiments conducted in accordance with Good Laboratory Practice (“GLP”) Regulations in mice and rats.

In these studies, intraperitoneal (“IP”), intravesical, or intravenous (“IV”) administration of either inodiftagene (plasmid + PEI) or plasmid alone was employed to evaluate the toxicity. Inodiftagene (alone and in combination with PEI) was well tolerated and no mortality occurred in any of the test article-treated animals. In the two studies supporting the bladder cancer indication (inodiftagene administered in complex with PEI via IP or intravesical administration) the “no observed adverse event level” (“NOAEL”) of inodiftagene plasmid was determined to be >10 mg/kg in both mice and rats. Biodistribution and pharmacokinetics were evaluated as part of the GLP toxicology studies of inodiftagene via intravesical administration. Biodistribution of inodiftagene was primarily limited to the bladder and kidneys.

Chemistry, manufacturing and controls studies are ongoing.

Inodiftagene Clinical Trial Experience

Our development of inodiftagene will focus on its utilization in NMIBC. However, we have also studied inodiftagene in other cancers in the clinic, testing it in patients with ovarian cancer and with pancreatic cancer. In both of these clinical settings, inodiftagene has demonstrated evidence of anti-cancer activity, supporting its mechanism of action against cancer. Clinical trials to date have been carried out in leading academic medical centers in Israel.

Studies in ovarian cancer and pancreatic cancer

Our initial experience with ovarian cancer involved a patient diagnosed with ovarian cancer that was metastatic to the abdominal cavity and refractory to treatment, resulting in the accumulation of malignant ascites, or fluid. An ultrasound of her abdomen, showing ascites outlined in red, is shown in the first ultrasound below. Cells from her ascites were isolated and were shown to express H19, and thus she was deemed a candidate for compassionate use treatment with inodiftagene. Inodiftagene was instilled into her abdomen weekly for seven treatments, and then every two weeks for treatments eight through ten. Her initial treatment was associated with nausea, fever, and vomiting, but these symptoms resolved after the third instillation. The fluid decreased after treatment, and resolved completely after treatment ten. This is shown in the second ultrasound below, revealing no residual fluid. Although inodiftagene clearly has activity in this clinical circumstance, it is probable that the large volume of ascites present in most patients suffering from this stage of ovarian cancer precludes achieving effective concentrations of inodiftagene in ovarian cancer cells.

We also have tested the drug in patients with pancreatic cancer. We conducted a Phase 1/2 dose-escalation study in patients with unresectable pancreatic cancer. The study enrolled nine patients with pancreatic cancer that had been deemed unresectable. Patients were administered escalating doses of inodiftagene either via computed-tomography (“CT”) guided injection, or via endoscopic ultrasound injection. Patients were assessed for response and for possible resection after injection. Nine patients completed screening and received treatment. Again the drug injection was well tolerated, and adverse events were mostly mild to moderate, with four adverse events being considered possibly related to the study drug. No serious adverse events occurred in patients treated with inodiftagene. Anti-tumor activity was evident: two of the nine patients, or approximately 22%, demonstrated partial responses following treatment with no other interventions.

We conducted a second study of inodiftagene in patients with advanced localized pancreatic cancer eligible for chemotherapy treatment. In this study, patients were administered standard gemcitabine chemotherapy, and in conjunction received intratumoral injections of inodiftagene. Twelve patients were enrolled. The primary endpoint of the study was PFS, and median PFS was 9.3 months in patients who received 8 milligrams (mg) of inodiftagene, and 7.6 months in patients who received 12 mg of inodiftagene. One of 12 patients demonstrated a partial response, and eight patients had stable disease. In these patients receiving concurrent gemcitabine chemotherapy, Grade 3 (Severe) adverse events were reported in most patients, most attributable to the chemotherapy. Ten patients (83%) reported serious adverse events following treatment in the study, none were considered by the investigator to be related to inodiftagene, and one patient reported a serious adverse event considered to be related to gemcitabine.

Response rates for standard gemcitabine chemotherapy in unresectable pancreatic cancer are typically less than 10%, and PFS is typically in the range of four to six months. Again, activity is present in this difficult-to-treat malignancy. However, it is likely that delivery of inodiftagene uniformly to cells in a large pancreatic tumor will be suboptimal due to the constraints of having to inject the gene into only a subset of tumor cells at any single injection site.

Studies in refractory ovarian cancer and unresectable pancreatic cancer both demonstrated activity of inodiftagene against the malignancy. These data strongly validate the mechanism of directing toxic therapy to tumors using H19.

Studies in NMIBC

NMIBC offers several advantages as a therapeutic target. First, for optimal activity, inodiftagene therapy requires contact with tumors so that the malignant cells internalize the gene. This is difficult to achieve in ovarian cancer with ascites, given the large volume of fluid in the abdomen, or in pancreatic cancer, given the requirement for the injection of inodiftagene into only the part of the tumor that is accessible radiologically. In bladder cancer, inodiftagene can be instilled into the bladder, allowing it to coat the entire lining of the bladder where the tumor resides. Second, the standard of care in bladder cancer is to resect all papillary tumors of grade Ta or T1. The goal of therapy for these tumors is thus not to eradicate established large tumors, but to prevent the emergence of microscopic tumor recurrences; the macroscopic tumor has been removed. Inodiftagene will optimally have access to these microscopic recurrences when it is administered intravesically into the bladder. Third, CIS tumors, which are typically identified but not resected, are flat lesions, only a few cells thick. This tumor geometry is optimal for contact with the DNA of inodiftagene, allowing the gene to access the malignant cells. Finally, the large patient population of NMIBC, coupled with the lack of available new and effective therapeutic agents, creates a substantial unmet need, and an opportunity for the novel approach of inodiftagene. For these reasons, NMIBC is an optimal target for inodiftagene therapy.

We carried out three clinical trials in NMIBC: a Phase 1/2 study and a Phase 2 study of inodiftagene monotherapy, and a Phase 2 study of inodiftagene administered in combination with BCG.

The two monotherapy studies included a unique feature that allowed for assessment of the responses of unresected papillary (Ta and T1) tumors: assessment of marker lesions. The standard approach to treating these tumors is to resect them via TUR so that no residual tumor is left behind. However, following TUR the ability of an investigational agent to cause tumor shrinkage cannot be evaluated directly. The FDA, in its Guidance for Industry on BCG-unresponsive Nonmuscle Invasive Bladder Cancer (2018), recommends that studies should be conducted in which marker lesions are left in place after TUR to assess antitumor activity. This approach was utilized in both the monotherapy studies.

Phase 1/2 study

The initial Phase 1/2 study of inodiftagene was a dose-escalation study that enrolled patients with recurrent low-grade NMIBC. A total of 18 patients were treated with escalating doses. The mean age of patients was 71 years. Patients had a mean of five prior occurrences (range: one to 15 occurrences). Ten out of the 18 patients, or approximately 56%, had two or fewer recurrences in the past two years. 17 of the 18 patients, or approximately 94%, had received prior BCG, and several patients had also received various chemotherapeutic agents. This was a population of patients with multiple recurrent NMIBC refractory to prior BCG.

At entry in this study, patients underwent resection of all disease except one marker lesion 0.5 to 1.0 centimeter, or cm, in size. Patients were then treated with intravesical inodiftagene. The response of the marker lesion was assessed at 12 weeks, and residual tumor was removed at that time.

The primary efficacy assessment was overall response rate (complete and partial) as directly visualized by cystoscopy at week 12. In four of the 18 patients, or approximately 22%, complete responses were observed. A cystoscopic photograph of a lesion demonstrating complete tumor disappearance is shown above. In an additional four of the 18 patients, or approximately 22%, partial responses (>50% shrinkage) were observed. Total responses were observed in eight out of the 18 patients, or approximately 44%. H19 expression was detected in all patients at baseline. 12 of the 18 patients, or approximately 66.7%, were recurrence-free at three months, and approximately 44.4% and 33.3% were recurrence-free at 12 months and 24 months, respectively.

In the initial Phase 1/2 study, inodiftagene was well-tolerated. No dose-limiting toxicities were observed or reported, and no deaths occurred during the study or during the follow-up period. The most frequently reported adverse events considered to be at least possibly related to inodiftagene for any dose cohort were mild to moderate in severity and were most commonly renal and urinary disorders. Mild bladder discomfort and painful urination, or dysuria, were reported in 11.1% and 16.7% of patients, respectively. Moderate dysuria and urination urgency were reported in 5.6% and 16.7% of the patients, respectively. Severe urination urgency was reported by one patient (5.6%) after the fourth intravesical treatment. In total, approximately 44% of patients had a urinary tract infection during the study, of which 17% were considered related to other investigational procedures such as the video-cystoscopy, catheterization, or surgical resection. Mild diarrhea, hypertension, and asthenia (physical weakness) were reported in 11.1%, 16.7%, and 11.1% of patients, respectively. Laboratory adverse events considered possibly related to treatment included: increased blood creatinine (22.1%); leucopenia, or reduced white blood cells (11.1%); and increased alkaline phosphates, anemia, and leukocytes in the urine (5.6% each). One serious adverse event considered possibly related to study treatment, urinary urgency requiring hospitalization, occurred in the study.

Phase 2 study

Following the Phase 1/2 study, a Phase 2 study of inodiftagene was completed in patients with superficial bladder cancer of intermediate risk. The primary endpoint in this study was to determine tumor recurrence in resected patients. A secondary endpoint was response rate of marker lesions. Patients with histologically confirmed superficial bladder cancer with recurrent stage Ta (any grade) or T1 (low-grade) NMIBC were eligible to enter the study. Patients with CIS lesions were excluded. All patients had tumors that were H19 positive. Patients must have failed at least one prior conventional therapy including either BCG or chemotherapy and, as in the Phase 1 study, have one tumor ≤1.0 cm in diameter to serve as a “marker” tumor after removal of all other tumors.

A total of 47 patients were treated in this study. Approximately 81%, or 38 patients, had received prior BCG therapy, and more than half of the patients received other therapies as well. 45% of the patients had received two or more prior treatments. Eight patients were not evaluable due to protocol violations and early withdrawal.

At the time of primary assessment, 13 patients, or approximately 33% of the per-protocol treatment population, had complete disappearance of the marker lesion, and no new lesions were reported. 26 patients, or approximately 55%, in the intent-to-treat population and 64% of patients in the per-protocol population had no new lesions at three months (the primary endpoint). Median time to recurrence for both the ITT and per-protocol populations was approximately 11.3 months. As shown in the figure below, approximately 46% and 36% of patients were free of recurrence at 12 and 18 months, respectively, and 33% remained recurrence-free at 24 months. Treatment was very well tolerated. No patients discontinued because of treatment-related adverse events.

The most commonly reported adverse events, similar to those experienced in the Phase 1/2 study, were renal and urinary disorders (29.8%), including urinary frequency (14.9%), painful urination (10.6%), urination urgency (6.4%), and urinary retention (6.4%), as well as urinary tract infections (10.6%). Other adverse events included increased blood potassium (10.6%) and lack of energy, chills, fever and nausea (6.4% each). Serious adverse events included urinary retention and a urinary tract infection in a patient who required TUR of the prostate; a myocardial infarction (heart attack), which was not considered to be related to the administration of inodiftagene; and hematuria (blood in urine) (2.1% each). Only the event of hematuria was considered by the treating investigator to be possibly related to the study treatment, though also probably related to study procedure.

We also tested inodiftagene in combination with BCG. We carried out a Phase 2 study in 38 patients eligible for BCG treatment. Three different combination schedules were evaluated with a primary objective of evaluating the safety of the combination. The administration of inodiftagene in combination with BCG was feasible and well tolerated, with three severe adverse events reported, none of which were considered related to inodiftagene.

Tumor recurrence rate and progressive disease rate were not statistically significantly different among the three regimens. The overall recurrence-free survival rate was 54%, and the progression-free survival (PFS) rate was 76%. At 18 months, the median time to recurrence and its confidence limits could not be calculated according to Kaplan-Meier survival analysis because a large percentage of patients had no recurrence. The overall recurrence-free survival and progression-free survival are illustrated in the table below. The three- and six-month RFS of the combination was 95% and 78%, respectively. These results compare favorably with the historical experience of BCG alone, which report three-month RFS of 51% to 85%.

Administration of inodiftagene and BCG was well tolerated. Overall, 25 of the 38 patients, or approximately 65.8%, experienced adverse events during the study. The incidence of adverse events was similar among the treatment groups and most adverse events were mild. These included urinary tract infection (29%), dysuria (21%) and hematuria (13%). One patient (3%) had a serious event which occurred on the study after initiation of treatment. That patient had heart palpitations that were not considered related to either inodiftagene or BCG nor related to study procedures. Overall, 26% of patients experienced an adverse event related to BCG, while 11% of patients experienced an adverse event related to inodiftagene, which we believe suggests a relative advantage in safety profile of inodiftagene compared to the standard therapy of BCG.

Summary of results in NMIBC clinical trials

We conducted three clinical trials in patients with NMIBC and observed the following significant findings:

•	Complete responses of unresected tumors occurred in all three studies. The complete response rates in unresected papillary marker lesions in the Phase 1/2 and Phase 2 trials were 22% and 33%, respectively. Although CIS patients were uncommon in our trials, six out of seven patients, or approximately 86%, exhibited a complete response.

•	Recurrence-free survival (“RFS”) in the two monotherapy studies was consistent. In both studies the RFS at 24 months was approximately 33%.

•	Inodiftagene can be given together with BCG. The combination Phase 2 study demonstrated that co-administration is feasible, and three-month RFS was 95%.

•	Inodiftagene is well tolerated when given intravesically. Most adverse events are mild or moderate and involve the lower urinary tract. Systemic adverse events are uncommon.

Although there can be no assurance, taken together and based on our discussions with regulators, we believe positive results in the pivotal clinical trials will likely support a path to FDA and wider regulatory approval for inodiftagene.

Regulatory Pathway

Because of the significant unmet need of patients with NMIBC whose therapy with BCG has failed, the FDA and the American Urological Association (the “AUA”) have worked together to devise guidelines for developing new agents for NMIBC. We have closely followed this guidance. Furthermore, we believe that the clear prescriptions provided by the FDA in this arena create a fertile landscape for the development of new agents in general, and inodiftagene in particular.

Most BCG therapy for patients with NMIBC ultimately fails. A subgroup of patients whose BCG treatment fails repeatedly are defined in the literature and by the FDA as “BCG-unresponsive.” BCG-unresponsive patients are those patients with either persistent or recurrent high-grade NMIBC tumors who have been adequately treated, typically twice, with BCG. Apart from BCG therapy, no other standard-of-care medical treatments exist, and the currently recommended therapy for BCG-unresponsive NMIBC is cystectomy, either partial or radical. However, because of concomitant conditions, many patients are not candidates for major surgery such as cystectomy. These patients must currently rely on options with minimal effectiveness in this situation (such as instillations of chemotherapeutic agents or repeat TURs).

The FDA and the AUA together convened a workshop to address the development of new therapies for patients with NMIBC in 2014. The workshop participants addressed the BCG-unresponsive patient population. They agreed that there was no consensus standard-of-care approach for these patients apart from cystectomy and that no therapy could be agreed upon to serve as a control for randomized clinical studies in this setting. Lacking the ability for investigators to conduct randomized controlled clinical trials, the participants recommended that single-arm Phase 2 studies could support regulatory approval for these patients. Moreover, for patients with CIS lesions, guidance on the desired endpoint was provided as well. It was recommended that a study achieving at least a 30% recurrence-free survival at 18 to 24 months, with a sample size with statistical confidence that excluded a lower boundary of 20%, would be appropriate.

A more detailed FDA draft guidance document was published in November 2016 and finalized in February 2018, entitled BCG-Unresponsive Nonmuscle Invasive Bladder Cancer: Developing Drugs and Biologics for Treatment: Guidance for Industry, which re-states and extends the recommendations of the FDA/AUA workshop. The FDA recommends that early-stage development of agents for NMIBC should involve demonstration of activity against extant disease, for example, in marker lesion studies. The guidance defines BCG-unresponsive patients. Furthermore, the guidance states that for patients with unresponsive NMIBC for whom no standard therapy apart from radical cystectomy exists, a single-arm study design is appropriate, and the complete response rate and duration of complete response are relevant efficacy endpoints in patients with CIS. The final guidance further emphasized the study of CIS patients in single-arm trials and provides more detailed definitions of BCG-unresponsive disease and adequate BCG therapy. The definition provided for the BCG-unresponsive population was clarified, with the FDA recommending that the definition of treatment failure apply to patients who had failed one induction and one maintenance course of BCG at a minimum. In addition, it specified that a single-arm trial in the BCG-unresponsive patient population should employ a primary endpoint of complete response in CIS patients.

Finally, the FDA has recommended that a development program that assesses response rate in a single arm trial design may require a confirmatory trial after approval. They commented that a randomized trial in a different population, and a design that tests BCG plus/minus the investigational drug, might be appropriate.

These recommendations have provided, in essence, a road map to drug development and approval in this setting. We have followed this road map. We have employed marker lesions trial designs to demonstrate a complete response rate over 30%. We have also demonstrated RFS of over 30% at 24 months in our two monotherapy trials. Additionally, we have tested inodiftagene in combination with BCG as the foundation for a trial that could be confirmatory. We believe these initial clinical data are suggestive of antitumor activity that could attain FDA approval for BCG-unresponsive disease.

Our Clinical Trial Program

Our pivotal clinical trial program was developed with input from the FDA and from regulatory agencies in Canada, the United Kingdom, France, Spain and Germany.

We submitted our IND application for inodiftagene in 2008. In 2015, the FDA granted Fast Track designation to inodiftagene. We undertook discussion with the FDA regarding our Phase 2 path to development at an “End of Phase 2” meeting in 2014. We also discussed our Phase 3 study of inodiftagene in combination with BCG with the FDA in 2014, and were granted an SPA at that time. In 2016, we discussed our program with Health Canada. We also met with the AEMPS (Spanish Agency of Medicines) in 2015, the Paul Ehrlich Institute in Germany in 2014, the MHRA (Medicines and Healthcare Regulatory Agency) in the United Kingdom in 2017, and the ANSM (French Medicines Regulatory Agency) in 2018. All of these discussions have resulted in concurrence with our proposed development plans.

The feedback from the regulatory agencies on our proposed registrational program in NMIBC has been positive. The Phase 2 Codex Clinical Trial in BCG-unresponsive patients was reviewed by the FDA. In 2014, the FDA indicated that the single-arm trial might provide evidence of effectiveness to support a marketing application. In addition, the FDA’s guidance entitled BCG-Unresponsive Nonmuscle Invasive Bladder Cancer: Developing Drugs and Biologics for Treatment Guidance for Industry (2018), states a single-arm clinical trial with complete response rate and duration of response as the primary endpoint can provide primary evidence of effectiveness to support a marketing application in BCG-unresponsive NMIBC. In September 2018, we updated the endpoint of the trial to reflect this FDA guidance, and the Codex Clinical Trial therefore embodies this design.

The granting of an SPA by the FDA is also important to the proposed clinical development program. While standard protocol review and acceptance by the FDA does not necessarily indicate concurrence by the FDA that the protocol will support a marketing application, an SPA agreement indicates concurrence by the FDA with the adequacy and acceptability of specific critical elements of overall protocol design for a study intended to support a future marketing application. In granting the SPA in October 2014, the FDA indicated that the Codex Clinical Trial is adequately designed to provide necessary data to support a license application submission. The SPA is not an endorsement of protocol details, does not affect approval, and does not guarantee that our trial results will lead to approval.

European regulators have been supportive of the study conduct as well. The Agencia Española de Medicamentos y Productos Sanitarios (“AEMPS”) in Spain (in 2015), Health Canada (in 2016) and Medicines and Healthcare Products Regulatory Agency (“MHRA”) in the United Kingdom (in 2017) all concurred with the conduct of the trials. The Paul-Ehrlich-Institut (“EI”) in Germany stated that depending on robustness of the studies, the combination of studies may form the basis for approval. Additionally, the Agence Nationale de Sécurité du Médicament et des Produits de Santé (“ANSM”) in France (in 2018), stated in regard to the Phase 2 Codex Clinical Trial that the single-arm trial design can be considered to support an approval in the pursued indication, and that the same applies to the Phase 3 Leo Clinical Trial.

For both the Codex Clinical Trial and Leo Clinical Trial, approval will ultimately depend on the final results of the studies concerning the efficacy and safety of our product candidate.

Our clinical development program addresses two unmet needs of patients undergoing therapy with BCG for NMIBC. We are studying inodiftagene in the third line, BCG-unresponsive setting, with our Phase 2 Codex Clinical Trial. We are also studying inodiftagene in second line utilization, with our Phase 3 Leo Clinical Trial. These two studies provide pathways to regulatory approval in two discrete indications. The two trials are summarized below.

The Codex Clinical Trial is a single-arm Phase 2 study designed in compliance with the FDA Guidance for Industry. It is a single-arm, open label study. The trial is illustrated below. Patients will be enrolled with BCG-unresponsive disease as defined by the FDA guidance. They will have received prior adequate BCG therapy, also defined in accordance with FDA specifications. Patients will undergo resection of all papillary tumors by TUR, and then receive inodiftagene administered intravesically. The agent will be given once weekly for ten weeks, followed by administration every three weeks for up to two years. The primary endpoint of the trial is complete response in CIS as assessed at 12 weeks and up to 48 weeks, supported by durability of response. Assessments will be performed by cystoscopy every 12 weeks. The trial is enrolling approximately 140 patients.

An interim analysis for futility is planned after the first 35 patients, all of whom will have CIS. At least ten complete responses must be observed to move forward with the trial.

The trial was initiated in December 2018. Depending upon patient enrollment, open label data is expected to be available in mid-2019, enrollment of the full interim analysis cohort is expected to be complete in the third quarter of 2019, and the full interim analysis is expected to be complete approximately in the fourth quarter of 2019.

The Codex Clinical Trial is designed to gain approval for the indication of patients with high-grade, BCG-unresponsive NMIBC, those with third line disease.

The Leo Clinical Trial is our second pivotal clinical trial, designed for registration in second line patients. It is an open-label randomized controlled clinical trial. It is illustrated below. Patients will be enrolled with intermediate-or high-grade NMIBC that is persistent or recurrent following a single course of BCG. This is a second line patient population. Subjects will be randomly assigned treatment with the standard regimen of BCG, which is the standard of care for their condition, or a regimen of inodiftagene plus BCG. In the latter treatment, they will receive a standard administration of BCG. They will concurrently receive inodiftagene administered once weekly for ten weeks, then every three weeks. The treatment will last up to three years. The primary endpoint will be median time to high-grade recurrence, and the trial is designed to demonstrate an improvement in median time to high-grade recurrence with the combination of inodiftagene and BCG as compared with BCG alone. Assessments will be performed by cystoscopy every 12 weeks. The trial is expected to enroll approximately 495 patients, or 297 patients per arm.

Depending upon our ability to raise additional funding, the trial is expected to be initiated in the fourth quarter of 2019 and to begin enrolling patients in the first half of 2020.

Pivotal developmental program summary

The Codex Clinical Trial and Leo Clinical Trial are designed together to meet the FDA’s published guidance regarding development of novel therapies for NMIBC. The Codex Clinical Trial is directed at the BCG-unresponsive, third line indication. As the FDA has stipulated that a single-arm trial design is appropriate, and has also provided guidance about the requisite response rate that will support approval, this trial is an uncontrolled Phase 2 for approval, and will enroll 140 patients. The results from this trial might ultimately support either full or accelerated approval. We believe that in either instance, our having available an ongoing confirmatory trial will improve the likelihood of approval. Thus we will also conduct the Phase 3 Leo Clinical Trial. The Leo Clinical Trial will thus serve two regulatory aims, providing data for a discrete indication in patients whose first course of BCG has failed, and also confirming the activity of inodiftagene in support of our Phase 2 data from the Codex Clinical Trial.

Our Growth Strategy

The key elements of our growth strategy are as follows:

•	Execute the clinical development program of inodiftagene through regulatory approval. Our first and highest priority is to execute the clinical development program of inodiftagene. We believe that there is a linear path to approval for our agent in two related but separate indications. We also believe that our preliminary clinical data in bladder cancer, in addition to evidence of activity in other solid tumors, support our program design. The FDA has provided positive input on our pivotal single-arm Codex Clinical Trial, which is under way, and has granted us an SPA endorsing the randomized Leo Clinical Trial. Regulatory agencies in the European Union and Canada have also reviewed our pivotal program with positive feedback (inodiftagene has not yet been approved in any marketing territory). Depending upon patient enrollment, we expect to gain interim data from the Codex Clinical Trial in the second half of 2019, and depending upon our ability to raise additional funding, we expect to start enrolling patients for the Leo Clinical Trial in the first half of 2020.

•	Develop the capability to commercialize inodiftagene in the United States. We believe that our competitive position in the NMIBC fields is strong as a result of our robust clinical data and our addressing the unmet need of second line patients with the unique randomized and SPA-endorsed Leo Clinical Trial. Based on market data, including third-party research that we commissioned, we believe the potential market for inodiftagene in the United States, the European Union and Japan in both third- and second-line patients exceeds $1.5 billion. As the trials near completion, we plan to recruit a commercial team to exploit this advantage, our goal being to commercialize inodiftagene in the United States. At this time, we do not have commercial capability. However, we believe that realizing the full commercial potential of inodiftagene in both third- and second-line patients will require us to develop such a capacity. We will likely concentrate our commercial efforts in the United States, and intend to begin laying the foundation for U.S. commercialization approximately two years before approval and launch. Concomitantly, we will seek non-U.S. commercial partners. The leadership team has experience and success in taking a company through the transition from a research focus to commercial capability, and we believe that the team can translate this to our Company.

•	Develop strategic partnerships around inodiftagene development and commercialization. The commercial potential of inodiftagene renders it an attractive asset for a strategic partnership. We intend to pursue partnership opportunities primarily for non-U.S. commercialization. We intend to consider regional partnerships as well, especially in Japan and China. Our leadership team has experience in gaining regulatory approval in Japan, and in developing business relationships in Japan, elsewhere in Asia and worldwide.

•	Expand the potential indications of inodiftagene. We intend to expand the clinical development program of inodiftagene to explore additional indications in bladder cancer, alone and in combination with BCG and additional novel agents. The most important of these is the use of inodiftagene in the treatment of newly diagnosed NMIBC patients, or first line patients. We intend to extend success in our Leo Clinical Trial in the second-line patient population to a similar trial design in newly diagnosed patients. Additional approaches are likely to include approaches to immunotherapy, especially using checkpoint inhibitors, as inodiftagene introduces a novel foreign diphtheria antigen, against which we are all immunized, into cancer cells. We also intend to explore other solid tumor indications, including ovarian cancer with malignant ascites, in which inodiftagene has already been demonstrated to be capable of inducing complete response.

•	Expand the pipeline of oncology therapeutic candidates. We intend to designate new product candidates in our research and development laboratories. We have engineered second-generation versions of inodiftagene, and have demonstrated activity of these molecules in several experimental settings. The second generation molecules have strong intellectual property protection. In addition, we will seek to identify appropriate candidates for in-licensing. The present clinical development team has experience with a variety of approaches to oncology therapy, including having successfully developed targeted therapies and immune-oncology treatments.

•	Grow our company into a fully capable biopharmaceutical company. Our vision is to build on the initial success of inodiftagene and to expand our capabilities to encompass all facets of oncology drug development, approval, and commercialization. Our focus will remain developing novel genetic and targeted therapies to lessen the burden of disease affecting those stricken with cancer.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidate, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We rely on third-party contract manufacturers for all of our required raw materials and finished products for our preclinical research and clinical trials. We do not have any current contractual relationships for the manufacture of commercial supply of our product candidate. However, our current contract manufacturing partners have the ability to manufacture commercial quantities of our product candidate, and have expressed their interest in doing so.

We intend to enter into agreements with third-party contract manufacturers for the commercial production of inodiftagene.

Development and commercial quantities of any products that we develop need to be manufactured in facilities utilizing processes that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The manufacturers with whom we have contracted have advised us that they are compliant with cGMP. We and our contract manufacturers are subject to extensive governmental regulation, and must ensure that all of the processes, methods and equipment are compliant with cGMP for drugs on an ongoing basis, in accordance with the requirements relevant for the clinical development phase.

Intellectual Property

Our intellectual property and proprietary technology are crucial to the development, manufacture, and sale of our therapeutic products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, scientific advisors, contractors and commercial partners. Additionally, we rely on our research and development program, clinical trials and know-how to advance our products.

Patents

Our patent portfolio includes a total of 57 granted patents (including allowed patents) in five patent families (including divisional and continuing application patents), as well as 20 pending national phase applications. We also have 22 patents that have expired.

Patents on the original active formulation of our lead product candidate, inodiftagene, expired during 2017 and 2018. New patent applications have been filed for new formulations that may comprise the active ingredient in inodiftagene, but may alternatively comprise other active materials. A formulation pursued in a priority application filed in 2015, which was followed by an international application that claims priority therefrom under the Patent Cooperation Treaty (the “PCT”) is based on a new complex, among others, of inodiftagene. This new complex was developed to improve the previous generation of inodiftagene that we had been using. The previous generation drug was administrated after mixing it with PEI at the patient’s bedside. The procedure demanded strict training and was very sensitive stability-wise. Our new ready to use complex of inodiftagene will make the administration process less complex and improve the stability of the drug. In 2017, the application entered the national phase. Approval of this patent in the selected jurisdictions would ensure product exclusivity until 2036.

Pursuant to a license agreement with Yissum, described below, we have an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 gene. All of our patents and patent applications were licensed to us from Yissum and are subject to the Yissum license agreement.

Our patent portfolio includes the following:

Product under development

Inodiftagene (new formulation complex) — The patents covering the original inodiftagene formulation have expired. Prior to their expiration, we filed a priority application in 2015, which was followed by an international application under the PCT disclosing a new complex, among others, for inodiftagene. The new complex was developed to improve the original formulation of inodiftagene, which was administered after mixing it with PEI at the patient’s bedside, in order to prevent destabilization. This procedure demanded strict personnel training. The new formulation is distributed ready to use, which simplifies the administration process and improves the stability of the drug. In 2017, the application entered the national phase. It was filed in Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, Philippines, Russia, Singapore, South Korea, Thailand, United States, Vietnam and the European Patent Office (“EPO”). Following EPO approval, the patent would be granted in each individual EU member state to which we would apply, which would ensure product exclusivity until 2036.

Additional technologies

BC-821 — Composition of matter and/or method claims patents have been granted in Australia, Austria, Belgium, Canada (allowance), China, Cyprus, France, Germany, Greece, India, Ireland, Israel, Italy, Japan, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Russia, Slovenia, South Korea, Spain, Sweden, Switzerland, United Kingdom and the United States, and are pending in Brazil.

Cancer-Specific TNF-α and DTA mutual expression vector — Composition of matter and/or method claims patents were granted in France, Germany, Israel, Switzerland, United Kingdom and the United States.

H19 targeted siRNA for cancer — Composition of matter and/or method claims patents were granted in Australia, Canada, China, France, Germany, India, Ireland, Israel, Italy, Japan, Spain, Switzerland, United Kingdom and the United States.

H19 targeted siRNA for rheumatoid arthritis — Use patents were granted in Canada, France, Germany, Ireland, Israel, Switzerland, United Kingdom, and the United States.

The expected expiration dates for our various patents may also be subject to extensions or adjustments of term available under applicable law that provide for longer periods of protection.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our current or future issued patents may be challenged, invalidated or circumvented. Therefore, we cannot predict the extent of claims that may be allowed or enforced against our patents, nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to engage in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable. Moreover, because of the extensive time required for clinical development and regulatory review of products we may develop, it is possible that the patent or patents on which we rely to protect such products could expire or be close to expiration by the commencement of commercialization, thereby reducing the value of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 3.—Key Information—Risk Factors—Risks Related to Our Intellectual Property and Potential Litigation.”

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others.

Exclusive license agreement with Yissum

Yissum has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Our latest patent applications were filed in 2016, and their approval would ensure product exclusivity for all our programs will range from 2026 to 2036.

On November 14, 2005, we entered into a license agreement with Yissum, which was subsequently amended several times, most recently in November 2013. Yissum has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Yissum retains right, title and interest in the products, technologies or other inventions arising out of our research and development of these patents and patent applications, except for intellectual property developed with funding from the IIA which will be owned by us and transferred to Yissum only upon our dissolution or upon a decision by the IIA that it no longer requires us to own the intellectual property developed with its funding. We have the right to grant sub-licenses to third parties in accordance with the terms set forth in the Yissum license agreement.

We have agreed to pay Yissum 4% of all “net sales” as royalties and 10% of the income that we receive from granting sub-licenses to third parties. We will pay half of these royalties on sales in countries in which no patent has been granted and a third party is selling identical products.

We are required to indemnify Yissum, the Hebrew University of Jerusalem, their employees, directors, officers, representatives and any other persons acting on their behalf under the license against any liability, including without limitation product liability, damages, losses or expenses, including reasonable legal fees and litigation expenses arising out of our actions or omissions in performing the Yissum license, including the use, development and manufacturing of patents arising out of it and the granting of sub-licenses thereunder, provided that any such loss was not caused by the intentional misconduct or gross negligence of the indemnitees.

We have the right to terminate the Yissum license upon three months’ prior written notice provided that we have paid all amounts owing to Yissum under the license. Yissum has the right to terminate the license in the event that we become bankrupt, liquidated or insolvent, or if our business is placed in the hands of a receiver, liquidator, or trustee. In addition, Yissum has the right to terminate the license for any material breach of it by us in the event that we fail to remedy such material breach within ninety days of Yissum’s notice of our material breach, provided that the material breach is curable within 90 days. In the event that the material breach cannot be remedied within ninety days, Yissum may not terminate the license if we take reasonable commercial action to cure such breach as promptly as practicable. The termination of the license also entails termination of all licenses granted thereunder. Any termination of the license shall not terminate any of our obligations, including our obligation to pay royalties that matured prior to the effective date of termination.

Marketing, Sales and Distribution

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for our product candidate, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our product candidate, if any, through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure.

Competition

The pharmaceutical industry is characterized by rapidly evolving biotechnology and intense competition, which we expect will continue. Many companies are engaged in research and development of products that are similar to ours. In the event that one or more of our competitor’s programs are successful, the market for some of our drug products could be reduced or eliminated. Any product for which we obtain FDA approval must also compete for market acceptance and market share.

We are aware of several products in the development pipeline targeted for NMIBC patients who have failed BCG treatment. Companies including Merck Sharp & Dohme Corp., Sesen Bio Inc., Telesta Therapeutics Inc., Heat Biologics, Inc., Viralytics Limited, AADi, LLC, UroGen Pharma Ltd., Halozyme Therapeutics, Inc., Astellas Pharma Inc., Cold Genesys, Inc., Altor BioScience Corporation, FKD Therapies Oy, Nippon Kayaku Co., Ltd., Spectrum Pharmaceuticals, Inc., Taris Biomedical LLC and Handok Inc. are conducting or have recently conducted clinical trials for products for the treatment of NMIBC. In addition, we are aware of several pharmaceutical companies developing drugs for muscle-invasive bladder cancer. We do not know whether these potential competitors are developing, or plan to develop, treatments or other indications that we are pursuing.

In addition, we face competition from existing standards of treatment for bladder cancer. If we are not able to demonstrate that our products are at least as safe and effective as such courses of treatment, medical professionals may not adopt our products to replace or supplement the existing standard of care.

The biopharmaceutical industry is intensely competitive and subject to rapid and significant technological change. Our potential competitors include large and experienced companies that enjoy significant competitive advantages over us, such as greater financial, research and development, manufacturing, personnel and marketing resources, greater brand recognition, and more experience and expertise in obtaining marketing approvals from the FDA and foreign regulatory authorities. These companies may develop new drugs to treat the indications that we target, or seek to have existing drugs approved for use for the treatment of the indications that we target.

These potential competitors may therefore introduce competing products without our prior knowledge and without our ability to take preemptive measures in anticipation of their commercial launch. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in this industry. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective, easier to administer or less costly than our products.

Government Regulation

As a clinical-stage company, we are subject to extensive regulation by the various national health regulatory authorities, such as the FDA, Health Canada and other national, state and provincial regulatory agencies.

U.S. Food and Drug Administration. The research, development, and marketing authorization of drugs and other pharmaceutical products in the United States is subject to the Federal Food, Drug, and Cosmetic Act (the “FFDCA”) which empowers the FDA to require extensive non-clinical and clinical toxicity testing before a new drug or biologic is deemed safe and effective and receives marketing authorization. Biologic products, including cellular products, gene therapy products, and vaccines, are generally licensed under section 351 of the U.S. Public Health Service Act (the “PHSA”). Prior to commercialization, section 351 of the PHSA requires biologic manufacturers to submit a biologic license application to the FDA for review and approval. Under section 351 of the PHSA, all FFDCA provisions applicable to drug products also apply to biologic products, with the exception of the requirement to submit a new drug application (“NDA”). Following initial laboratory and animal testing that show that investigational use in humans is reasonably safe, biological products (like other drugs), can be studied in clinical trials in humans under an IND in accordance with the regulations at 21 CFR 312. If the data generated by the studies demonstrate that the product is safe and effective for its intended use, the data are submitted as part of the BLA.

As indicated above, the FDA regulates gene therapy products as biologics and assigns primary review authority for such products to the Center for Biologics Evaluation and Research (“CBER”). The FDA defines human gene therapy products as all products that mediate their effects by transcription or translation of transferred genetic material, or by specifically altering host (human) genetic sequences. Based on this definition, we believe our product candidate, inodiftagene, is a gene therapy product and will require us to obtain a biologic license through the BLA process prior to commercialization.

In order to satisfy FDA data requirements, an extensive battery of preclinical experiments to assess the safety of such new drugs are conducted, followed by two or three phases of clinical trials before they are considered for widespread human use. We seek to complete our pivotal clinical trials program successfully and to be in a position to manufacture and market our prospective pharmaceutical products. The marketing authorization of our products would be conditional upon obtaining the approval of health authorities in each country in which they would be marketed, including, but not limited to, the FDA and the EMA. FDA regulations govern the following activities that we may perform, or that have been performed on our behalf, to ensure that drugs that we develop are safe and effective for their intended uses:

•	pre-clinical (animal) testing including toxicology studies;

•	submission of an IND;

•	human testing in clinical trials, Phases 1, 2 and 3;

•	recordkeeping and retention;

•	pre-marketing review through submission of a BLA;

•	drug manufacturing, testing and labeling, which must comply with cGMP regulations;

•	drug marketing, sales and distribution; and

•	post-marketing study commitments (Phase 4), post-marketing pharmacovigilance surveillance, complaint handling, reporting of deaths or serious injuries, product sample retention, manufacturing deviation reporting and repair or recall of drugs.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	disqualification of clinical investigator and/or sponsor from current and future studies;

•	clinical hold on clinical trials;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to approve a BLA;

•	post-marketing withdrawal of approval; and

•	criminal prosecution.

The FDA’s pre-clinical and IND requirements. The first step to obtaining FDA approval of a new drug involves development, purification and pre-clinical testing of a pharmaceutically active agent in laboratory animals. Once appropriate pre-clinical data has been generated to demonstrate that the drug is reasonably safe for initial testing in humans, an IND can be prepared and submitted to the FDA for review. In the IND review process, FDA physicians and scientists evaluate the proposed clinical trial protocol, chemistry and manufacturing controls, pharmacologic mechanisms of action of the drug and toxicological effects of the drug in animals and in vitro. Within 30 days of the IND submission, the drug review division of the FDA may contact the filer regarding potential concerns and, if necessary, implement a clinical hold until certain issues are resolved satisfactorily. If the FDA does not take any action, the filer may proceed with clinical trials on the 31st day.

Clinical trials. Clinical trials represent the pre-market testing ground for unapproved drugs, generally taking several years to complete. Before testing can begin, an IRB must have been reviewed and approved for the use of human subjects in the clinical trial. During clinical trials, an investigational compound is administered to humans and evaluated for its safety and effectiveness in treating, preventing or diagnosing a specific disease or condition. The clinical trials generally consist of Phase 1, Phase 2, and Phase 3 testing. During clinical trials, the FDA and IRB closely monitor the studies and may suspend or terminate trials at any time for a number of reasons, such as finding that patients are being exposed to an unacceptable health risk. The results of clinical trials are critical factors in the approval or disapproval of a new drug.

Special Protocol Assessment. The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial design and data analysis plans, within 45 days of receipt of the request.

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the drug with respect to effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement under the following circumstances:

•	public health concerns emerge that were unrecognized at the time of the protocol assessment, or the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA; or

•	the relevant data, assumptions or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements, or are found to omit relevant facts.

A documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. We have obtained an SPA with the FDA for our Phase 3 trial of inodiftagene in patients who failed BCG but are eligible for further BCG therapy. Agreement by the FDA to an SPA does not guarantee that the results of a study conducted in accordance with the agreement will be successful.

BLA review. A BLA, requesting approval to market the drug for one or more indications, may be submitted to the FDA once sufficient data has been gathered through pre-clinical and clinical testing. A BLA includes all animal and human testing data and analyses of the data, as well as information about how the drug behaves in the human body and how it is manufactured. The BLA is reviewed by an interdisciplinary team of FDA physicians, chemists, statisticians, microbiologists, pharmacologists and other experts, who evaluate whether the studies submitted show that the drug is safe and effective for its proposed use. The FDA reviewers may request further information, consult with outside experts or disagree with the filer’s findings or interpretation of the data. Each reviewer prepares a written evaluation, and the reviewing team discusses the evaluations. The FDA may assemble an external Oncology Drug Advisory Committee (“ODAC”) to review and provide an opinion on whether the product under review has an acceptable safety and efficacy profile. ODAC’s opinions are not binding on the FDA, but often have significant influence on the final FDA decision. Accelerated approval may be given to some new drugs for serious and life-threatening illnesses that lack satisfactory treatments. At the end of its review, the FDA may approve the new drug to be marketed or provide a “complete response” letter, in which case the filer may meet with FDA officials to discuss and correct deficiencies.

Expedited review and approval. We have requested and received Fast Track Designation for the development of inodiftagene to treat bladder cancer. NDAs and BLAs receive either standard or priority review. A drug representing a significant improvement in the treatment, prevention or diagnosis of a disease may receive priority review. The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Accelerated Approval and Priority Review, each of which is intended to expedite the process for reviewing drugs, and in certain cases involving Accelerated Review, permit approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened.

Fast Track designation facilitates the development and expedites the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Although this designation does not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases, subpopulations, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and/or effectiveness after BLA approval and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Pervasive and continuing regulation in the United States. After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

•	The FDA’s cGMP regulations require manufacturers, including third-party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing, testing and packing of a drug product;

•	Labeling regulations and the FDA prohibitions against the promotion of drug for unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

•	Approval of product modifications or use of the drug for an indication other than approved in the BLA;

•	Adverse drug experience regulations, which require companies to report information on rare, latent or long-term drug effects not identified during pre-market testing;

•	Post-market testing and surveillance requirements, including Phase 4 trials, when necessary, to protect the public health or to provide additional safety and effectiveness data for the drug; and

•	The FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new clearance or approval, for which it may be possible to submit a supplemental BLA, referring to pre-clinical and certain clinical studies presented in the drug’s original BLA, accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes.

Fraud and abuse laws in the United States. A variety of U.S. federal and state laws apply to the sale, marketing and promotion of drugs that are paid for, directly or indirectly, by U.S. federal or state healthcare programs such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the U.S. Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by drug manufacturers. Violation of these laws may result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from United States federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by U.S. federal agencies.

Anti-kickback statutes in the United States. The U.S. federal anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a United States federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other U.S. federal healthcare programs. In addition, some kickback allegations have been claimed to violate the U.S. False Claims Act (as discussed below).

The federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (“OIG”) has issued a series of regulations, known as “safe harbors.” These safe harbors set forth provisions which, if met in form and substance, will assure healthcare providers and other parties that they will not be prosecuted under the federal anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the United States Department of Justice.

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

U.S. False Claims Act. The U.S. False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment by a federal healthcare program or knowingly making, or causing to be made, a false statement or record in order to have a false claim paid or avoiding, decreasing or concealing an obligation to pay money to the federal government. The federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Several drug manufacturers have been prosecuted under the false claims laws for allegedly providing free drugs to physician customers with the expectation that the physician customers would bill federal programs for the product. In addition, several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.

U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA created a new federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a federal healthcare offense.

U.S. Affordable Care Act Section 6002 (the Sunshine Act). Enacted in 2010 under the Affordable Care Act of 2010, Public Law No. 111-148 (the “ACA”), the Sunshine Act is a national disclosure program that promotes transparency by publishing data on the financial relationships between the healthcare industry (applicable manufacturers) and healthcare providers (physicians and teaching hospitals) on a publicly accessible website. The Sunshine Act requires that certain manufacturers of drugs, devices, biologicals, or medical supplies report payments or other transfers of value made to physicians and teaching hospitals as well as certain ownership or investment interests held by physicians or their immediate family members to the Centers for Medicare & Medicaid Services (CMS). A violation of this act may result in fines and/or civil liabilities. Any payment or transfer of value that is currently prohibited under the anti-kickback statute, the U.S. False Claims Act, or other health care fraud and abuse laws may still be subject to fines, sanctions, or lawsuit.

Non-U.S. regulation. Marketing authorization requests outside of the United States are subject to regulatory approval of the respective authorities in the country in which we would like to market. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved prior to its marketing application approval. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices might not be approved for such product. In Europe, authorization can be obtained through one of the following pathways: (i) the “centralized” procedure, described in greater detail below, with applications made directly to the EMA leading to the grant of a European marketing authorization by the European Commission, (ii) the “decentralized procedure,” whereby companies may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country, or do not fall within the mandatory scope of the centralized procedure, (iii) the “mutual recognition” procedure, in which applications are made to one or more member states, leading to national marketing authorizations mutually recognized by other member states, or (iv) a “national authorization” application made to a single EU member state. Based on the nature of our products, the marketing authorization will be through the centralized procedure.

The EMA is responsible for the centralized procedure, which results in a single marketing authorization that is valid across the European Union. Applications through the centralized procedure are submitted directly to the EMA. The procedure consists of three milestones:

(i)	Evaluation by a scientific committee for up to seven months, at the end of which the committee adopts an opinion on whether the drug should be approved for marketing. During this period, the EMA may send questions to the company, at which time the aforementioned review clock stops until answers are provided.

(ii)	Formal decision by the EMA’s Committee for Medicinal Products for Human Use, which is transmitted to the European Commission, which issues a formal decision on the authorization of the product.

(iii)	Marketing authorization: Once a European Community marketing authorization has been granted, the marketing-authorization holder can begin to make the medicine available to patients and healthcare professionals in all EU countries.

Even after a company receives marketing authorization, EU law regulates the distribution, classification for supply, labeling and packaging, and advertising of medicinal products for human use. The European Union also regulates the manufacture of medicinal products, requiring cGMP, set forth in the EU Guidelines to Good Manufacturing Practice — Medicinal Products for Human and Veterinary Use.

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

Regulations in Israel. Our clinical operations in Israel also are subject to approval by Israel’s Ministry of Health, as well as the Helsinki Committee of each medical institution in which a clinical study is conducted. All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Studies Involving Human Subjects, 1980), including amendments and addenda thereto, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health (the “Guidelines”) and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee (“IRB”) at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the Ministry of Health. The Helsinki Committee will not approve the performance of the medical study unless it is satisfied that it has advantages to the study participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical study. The relevant hospital director, and the Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Helsinki Declaration or to other regulations. The Ministry of Health also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards. A mutual recognition agreement, known as the Conformity Assessment and Acceptance of Industrial Products Agreement (the “ACAA”) covering inter alia medicinal products for human use, has been signed and became effective in 2013 between Israel and the European Community.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations (the “Research Law”) recipients of grants from the IIA (“Recipient Companies”) are subject to certain obligations under the Research Law. The pertinent obligations currently are as follows: (i) the Recipient Company, is obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the Research Law, up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the Research Law)); (ii) products developed as a result of IIA-funded research and development must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these IIA grants outside of Israel without receiving the prior approval of the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate). If the Recipient Company receives approval to manufacture the products developed with government grants outside of Israel, it may be required to pay an increased total amount of royalties to the IIA, up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as at a possibly increased royalty rate. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval for manufacture abroad and increased royalty amounts. Even where approval has been granted to manufacture outside Israel within the framework of approval of a research and development plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e., at a rate of up to 10%), a company is obligated to pay increased royalties to the State of Israel, at the rates set forth in the Research Law, with regard to the transfer of manufacturing outside of Israel; (iii) under the Research Law, the Recipient Company is prohibited from transferring IIA-financed technologies and related intellectual property rights outside of Israel except under limited circumstances, and only with the approval of the Research Committee of the IIA and subject to certain payment to the IIA calculated according to formulae provided under the Research Law (as further detailed below); and (iv) any change of control in the Recipient Company and any change of ownership of the Recipient Company’s ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA.

The restrictions under the Research Law will continue to apply even after we repay the full amount of royalties payable pursuant to the grants.

We may not receive the required approvals for any proposed transfer. If we do receive the approvals, we may be required to pay the IIA a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the IIA (as further detailed below). No assurances can be made that approval of any such transfer, if requested, will be granted.

In general, the Research Committee may approve transfer of know-how created in whole or in part in connection with IIA-funded projects to third parties outside of Israel, in limited circumstances as follows:

•	The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. In addition, if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the Research Committee may approve such transfer in special cases without requiring a redemption fee payment.

•	The transfer of such know-how to a party outside Israel, where the transferring company ceases to exist as an Israeli entity, is subject to a redemption fee formula that is based, in general, on the ratio between aggregate IIA grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration.

•	The redemption fee paid to the IIA under the aforementioned formulae is capped and distinguishes between two scenarios: (i) in the event that the company sells its IIA-funded know-how, in whole or in part, or is sold as part of a merger and acquisition transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the aforementioned formulae shall be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; and (ii) in the event that following the asset sale of IIA-funded know-how or merger and acquisition transfer transaction, the company continues to conduct its R&D activity in Israel (for at least three years following such transfer with at least 75% of the number of R&D employees employed for the six months prior to the know-how transfer), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the know-how being transferred, or the entire amount received, as applicable.

•	In the event of an exchange of know-how, such that know-how is transferred outside of Israel in consideration for other know-how transferred to the company in Israel in a manner in which the IIA is convinced that the Israeli economy realizes a greater, overall benefit from the exchange of know-how.

The State of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. IIA approval is not required for the export of any products resulting from the research or development. In addition, the IIA is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the IIA. Such regulations may have an effect on us in respect of the amount of our payments to the IIA for the grant of sub-licenses to third parties. We are currently unable to assess the effect, if any, of the promulgation of such regulations on us.

A recent amendment to the Research Law made in August 2015 (“Amendment Seven”) has made it unclear whether the transfer of manufacturing rights and transfer of know-how will continue to be subject to the same limitations and obligations as described above after 2016. Amendment Seven came into effect on January 1, 2016. There are certain savings provisions under Amendment Seven, which provide that until one year after the members of the new council are appointed (which is created by virtue of Amendment Seven), the Research Law as it was in effect before the effective date of Amendment Seven and certain regulations, including inter alia, the regulations relating to royalty rates and transfer of know-how overseas will remain in effect. It is not possible to assess at this time the effect of Amendment Seven until implementing regulations will be promulgated.

Patent term restoration and extension. A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The PTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Biosimilar products. As part of the ACA, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”) a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also, under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. The objectives of the BPCI are conceptually similar to those of the Hatch-Waxman Act, which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently subject to ongoing development. The FDA has published draft and final guidance documents on biosimilar product development. A biosimilar is defined in the BPCI and these documents as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of safety, purity and potency. Under this proposed approval pathway, biological products are approved based on demonstrating they are biosimilar to, and in addition possibly interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. The approval of a biologic product biosimilar to our prospective products could have a materially adverse impact on our business, may be significantly less costly to bring to the market and may be priced significantly lower than our products, but such approval may only occur after our twelve-year exclusivity period.

Pharmaceutical coverage, pricing and reimbursement. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our prospective products, in addition to the costs required to obtain the FDA approvals. Additionally, our products may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, a significant healthcare reform was signed into law in the United States. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the healthcare reform law, as limited by the United States Supreme Court’s decision in June 2012:

•	Increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	Requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	Imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after agreeing on a reimbursement price. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to set their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Environmental, Health and Safety Matters

We, our agents and our service providers, including our manufacturers, may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities, including, to our knowledge, those of our agents and service providers, are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. All information with respect to any chemical substance is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. However, significant expenditures could be required in the future if we, our agents or our service providers are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

C. Organizational Structure

Our subsidiaries and the countries of their incorporation are as follows:

Name	Jurisdiction of Incorporation	Parent	% Ownership
Anchiano Therapeutics Israel Ltd.	Israel	Anchiano Therapeutics Ltd.	100%
Anchiano Therapeutics, Inc.	Delaware	Anchiano Therapeutics Israel Ltd.	100%

D. Property, Plant and Equipment

Our corporate headquarters are located at 1/3 High-Tech Park, Givat Ram, Jerusalem, Israel, where we lease and occupy approximately 2,600 square feet of space that includes a laboratory where we perform potency assays. We or our lessor may terminate the lease by giving three months’ notice to the other party.

The annual rent is approximately $60 thousand. We are also renting a laboratory where most of our research and development activities are conducted, and an office space in Jerusalem’s Har Hotzvim neighborhood where we intend to relocate our Israeli office. The Har Hotzvim laboratory and office space total approximately 15,400 square feet. The lease will expire in 2023, and we have an option to extend another five years. The current annual rent (including management fees) is approximately $0.4 million, and rent increases are linked to the Israeli Consumer Price Index.

Our U.S. subsidiary’s office is located at 1 Kendall Square, Building 600, Suite 6-106, Cambridge, Massachusetts 02139, where we lease and occupy approximately 1,850 square feet of space. The lease term will expire at the end of 2021. The annual rent is approximately $0.1 million.

We believe that our facilities are suitable and adequate for our current needs, however, we may need to obtain additional work area to address growth in the future.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating And Financial Review And Prospects

Certain information contained in or incorporated by reference in the following Operating and Financial Review and Prospects contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include statements concerning the future of our industry, the progress of our product development, including research and development and clinical trials, and financing strategy. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including those discussed in the section entitled “Risk Factors,” and elsewhere in this Annual Report on Form 20-F. In some cases, these statements can be identified by terminologies such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “should,” “plans,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential” other similar terms or the negative of these terms. Although we believe that the assumptions underlying the forward-looking statements contained in this Annual Report on Form 20-F are reasonable, they may be inaccurate and actual results could differ materially from those projected. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that the results or conditions described in such statements will be achieved. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

A. Operating Results

We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2018, 2017 and 2016 totaled approximately $76.1 million, $62.9 million, and $53.1 million, respectively, and we expect to continue to incur substantial losses in future periods while we continue to develop inodiftagene and other potential product candidates. Our ability to continue as a going concern is dependent on various factors, and there is no assurance that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from our product candidate unless and until we obtain regulatory approval and commercialize our product candidate or enter into agreements with third parties to commercialize them. There can be no assurance that we will receive such regulatory approvals, and if our product candidate is approved, that we will be successful in commercializing them.

Operating expenses

Our operating expenses consist of two components: research and development expenses and general and administrative expenses. We anticipate that the costs for developing our product candidate will increase as we progress into registrational trials of our product candidate, inodiftagene.

Research and development expenses

Research and development activities are our primary focus. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase as we prepare for, and commence, registrational clinical trials of inodiftagene. A key activity in progressing inodiftagene toward registrational trials is the development of large-scale manufacturing processes that are tailored specifically to our product candidate. In order to confirm the suitability of a new manufacturing facility and/or process, numerous experiments are needed. Moreover, the regulatory requirements in preparation for manufacturing a drug to be used in a registrational trial or for commercial use involve validation activities and extensive updates to our regulatory files, all of which are lengthy and costly activities. For these reasons, the development of manufacturing processes currently represents the largest portion of our research and development expenses.

Research and development expenses include the following:

•	employee-related expenses, such as salaries and share-based compensation;

•	expenses of developing manufacturing processes;

•	expenses relating to outsourced and contracted services, such as external laboratories and consulting and advisory services;

•	costs associated with pre-clinical activities;

•	patent application and maintenance expenses;

•	expenses incurred in operating our laboratories and small-scale equipment; and

•	clinical development expenses, which include:

•	supply, development and manufacturing costs relating to clinical trial materials;

•	employee-related expenses, including salaries and share-based compensation and other expenses; and

•	costs associated with clinical activities and regulatory compliance.

We have received grants from the IIA in the framework of research and development programs for inodiftagene. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs. We must pay royalties of 3.0% to 5.0% on the revenues derived from sales of products developed in whole or in part using these IIA grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants we have received, plus annual interest generally equal to the 12-month LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. However, the transfer of production out of Israel, in whole or in part, could increase the royalty payment up to 200% of the total liability. The total amount of grants we have received from the IIA, including accrued LIBOR interest, as of each of December 31, 2018 and 2017 is approximately $4 million and as of December 31, 2016 is approximately $3.7 million. We have not paid any royalties to the IIA.

We recognize research and development expenses as we incur them. We do not account separately for research and development costs by product. An intangible asset arising from the development of our product candidate is recognized if certain capitalization conditions are met. As of December 31, 2018, we did not have any capitalized development costs.

General and administrative expenses

General and administrative expenses consist primarily of salaries, including share-based compensation and related personnel expenses, professional service fees for accounting, legal and bookkeeping, facilities, maintenance and insurance, board of directors’ fees and business development expenses.

Share-based compensation is based on the fair value of the options granted, as measured by the Black-Scholes option pricing model, with expected volatility determined based on the historical volatility of our share price, duration to maturity equal to the expected life of the options, and the risk-free interest rate determined based on the yield to maturity of government bonds (U.S. Treasury securities and bonds for options with U.S. dollar-denominated exercise prices, and Israeli bonds for options with NIS-denominated exercise prices).

We anticipate that our general and administrative expenses will increase due to the costs of being a public company in the United States, including increased legal, consulting and tax-related service fees associated with maintaining compliance with SEC and Nasdaq requirements, accounting and audit fees, investor relation expenses, director fees and director and officer insurance premiums.

Financing expense (income), net

Financing expense (income), net consists of interest earned on our cash, cash equivalents and short-term bank deposits, bank fees and costs and interest expenses. In addition, we record expense or income resulting from fluctuations of currencies we hold, primarily U.S. dollars and Euros, against the NIS (our functional currency). A portion of our assets are held in foreign currency and a portion of our liabilities is denominated in these currencies.

We issued derivative financial instruments in the second quarter of 2018, the issuance costs of which were included as a financing expense. As the derivative financial instruments are measured at fair value at the end of every reporting period (fluctuating mainly due to changes in share price and its expected volatility, and assessments of the probabilities of future events), and the differences in fair value are recognized in our statement of operations as financing expense (income), we expect financing expense (income), net to continue to fluctuate.

Income taxes

The standard corporate tax rate in Israel was 23% for the 2018 tax year and thereafter, and 24% for the 2017 tax year. The annual tax rate for 2017 applicable to our U.S. subsidiary is up to 40%. On December 22, 2017, the U.S. Tax Reform Act was signed into law. The legislation significantly changes U.S. tax law, inter alia, by lowering the U.S. federal corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Therefore, the aggregate annual federal and state tax rate applicable for our U.S. subsidiary in 2018 is up to 32%.

We have not generated taxable income since inception, and have operating tax loss carryforwards resulting from the liquidation of BTI following the Reincorporation. As of December 31, 2018, our operating tax loss carryforwards were approximately $5.4 million and capital loss carryforwards were approximately $12.3 million. Our operating tax loss carryforwards as of December 31, 2017 were approximately $3.7 million and capital loss carryforwards were approximately $13.3 million. Our operating tax loss carry forwards as of December 31, 2016 were approximately $2.6 million and capital loss carryforwards were approximately $12 million.

Our wholly-owned Israeli subsidiary, Anchiano Therapeutics Israel Ltd., had operating tax loss carryforwards of approximately $56.0 million as of December 31, 2018 and capital loss carryforwards of approximately $1.4 million. As of December 31, 2017, it had operating tax loss carryforwards of approximately $50.5 million and capital loss carryforwards of approximately $1.4 million, and as of December 31, 2016, it had operating tax loss carryforwards of approximately $39.5 million and capital loss carryforwards of approximately $1.3 million.

We anticipate that we will be able to carry forward these tax losses indefinitely. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carryforward since their utilization is not expected in the foreseeable future.

Our wholly-owned U.S. subsidiary, Anchiano Therapeutics, Inc., provides us with general and clinical trial management services. For these services, the subsidiary is compensated on a cost-plus basis, and records income taxes accordingly.

Functional and Presentation Currency

The NIS is the currency that represents the principal economic environment in which we operate and thus is our functional currency. However, for financial reporting purposes, our financial statements, which are prepared using the functional currency, have been translated into a different presentation currency, the U.S. dollar. As we have recently completed our initial public offering on the Nasdaq, we believe presentation in U.S. dollars will facilitate U.S. investors’ understanding of our financial statements. Our assets and liabilities are translated at the exchange rates at the balance sheet date; our income and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included in foreign exchange translation adjustment to other comprehensive loss, a component of shareholders’ equity.

Results of Operations

Below is a summary of our results of operations for the periods indicated:

	Fiscal Year Ended December 31,
	2018	2017	2016
	(USD, in thousands)
Operating expenses:
Research and development expenses	$7,559	$6,229	2,384
General and administrative expenses	5,485	3,163	2,258
Operating loss	$13,044	$9,392	4,642
Financing income	(1,127)	(1)	(44)
Financing expense	741	92	7
Financing expense (income), net	(386)	91	(37)
Loss before taxes on income	$12,658	$9,483	4,605
Income tax	621	323	137
Net loss	$13,279	$9,806	4,742

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Research and development expenses

Research and development expenses increased by approximately $1.3 million, or 21%, to approximately $7.6 million for the year ended December 31, 2018 compared to approximately $6.2 million for the year ended December 31, 2017. This increase was primarily due to an increase in clinical trial initiation expenses, manufacturing and production processes development expenses and an increase in clinical manpower.

General and administrative expenses

General and administrative expenses increased by approximately $2.3 million, or 73%, to approximately $5.5 million for the year ended December 31, 2018 compared to approximately $3.2 million for the year ended December 31, 2017. This increase was mainly due to an option grant to our Chief Executive Officer and increases in payroll provisions, professional and consulting expenses and rent expenses.

Financing expenses (income), net

Financing expenses decreased by approximately $0.5 million, or 524%, to approximately ($0.4) million for the year ended December 31, 2018 compared to approximately $0.1 million for the year ended December 31, 2017. This change was primarily due to issuance costs related to the derivative financial instruments issued in the second quarter of 2018, changes in fair value of derivative financial instruments, interest accrued on bridge loans, and exchange rate fluctuations.

Income tax

Income tax increased by approximately $0.3 million, to approximately $0.6 million for the year ended December 31, 2018 compared to approximately $0.3 million for the year ended December 31, 2017. This increase was primarily due to an increase in activity in our U.S. subsidiary and in share-based compensation, which may be deductible for tax purposes in the future.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Research and development expenses

Research and development expenses increased by approximately $3.8 million, or 161%, to approximately $6.2 million for the year ended December 31, 2017, compared to approximately $2.4 million for the year ended December 31, 2016. The increase resulted primarily due to an increase in production expenses, expenses related to the development of our production processes, purchases of additional materials and expenses related to the preparation for our clinical trials.

General and administrative expenses

General and administrative expenses increased by approximately $0.9 million, or 40%, to approximately $3.2 million for the year ended December 31, 2017, compared to approximately $2.3 million for the year ended December 31, 2016. The increase was primarily due to our engaging our current Chief Executive Officer and establishing an office in the United States during 2016, as well as increased investor relations and business development expenses.

Financing expense (income), net

Financing expense (income), net decreased by approximately $0.1 million, or 346%, to an expense of approximately $91 thousand for the year ended December 31, 2017, compared to income of approximately ($37) thousand for the year ended December 31, 2016. The decrease resulted primarily from foreign currency fluctuations against our functional currency.

Income tax

Income tax increased by approximately $0.2 million, or 136%, to approximately $0.3 million for the year ended December 31, 2017, compared to approximately $0.1 million for the year ended December 31, 2016, due primarily to an increase in activity in our U.S. subsidiary and to share-based compensation, which is deductible for tax purposes at a different point in time.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operation for the periods indicated. You should read the following table in conjunction with our audited consolidated financial statements. We have prepared the unaudited consolidated quarterly financial information on the same basis as our consolidated financial statements. The unaudited consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017
	(USD, in thousands)
Operating expenses:
Research and development expenses	1,837	1,372	1,875	2,475	1,007	1,125	2,873	1,224
General and administrative expenses	1,139	1,133	2,287	926	875	777	734	777
Operating loss	2,976	2,505	4,162	3,401	1,882	1,902	3,607	2,001
Financing expense (income), net	(1,327)	60	806	75	(47)	(34)	(22)	194
Loss before taxes on income	1,649	2,565	4,968	3,476	1,835	1,868	3,585	2,195
Income tax	160	68	330	63	113	57	96	57
Net loss	1,809	2,633	5,298	3,539	1,948	1,925	3,681	2,252

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

 Our quarterly research and development expenses fluctuate in accordance with the scope of preparations in each quarter for our upcoming registrational clinical trials, primarily consisting of inodiftagene manufacturing activity. We expect research and development expenses to continue to increase as we commence our upcoming registrational trials.

Changes to our general and administrative expenses are mainly caused by the recognition of share-based compensation expenses, notably with regard to an options grant during the second quarter of 2018, of which half of the expense was recognized in that quarter, as well as increased leasing expenses. We expect our general and administrative expenses to continue to increase beyond the average over the last eight quarters, primarily due to expenses associated with being a Nasdaq-traded company.

Changes to our income tax expenses result from an increase in activity in our U.S. subsidiary and from share-based compensation, which is deductible for tax purposes at a future point in time. We expect income tax expenses to continue to increase beyond the average over the last eight quarters, primarily due to continued increase in activity in our U.S. subsidiary.

Changes to financing expense (income), net are caused by exchange rate fluctuations within each quarter, bank fees and interest from deposits. In the second quarter of 2018, financing expense (income), net also reflects issuance costs relating to derivative financial instruments issued that quarter. As the derivative financial instruments are measured at fair value at the end of every reporting period and the difference in fair value is recognized in our statement of operations as financing expense (income), net, we expect financing expense (income), net to continue to fluctuate.

B. Liquidity and Capital Resources

We are a clinical-stage company and have not generated revenue since our formation. We have incurred operating losses for each year since our inception in 2004. To achieve operating profit, we must successfully identify, develop and market products, alone or together with others. Our principal activities since inception have been research and product development and capital-raising in order to support our research and development activities. We have financed our operations from inception primarily through various private placement transactions, public offerings of our securities and grants from the IIA.

As we are in the clinical stage and our planned activities depend on future events, including our ability to raise additional funds through offerings, our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. We expect the net proceeds from our February 2018 initial public offering will provide us with enough capital to fund our activities through the second quarter of 2020.

In the near term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses as we further the development of inodiftagene. We do not anticipate generating operating income until our product candidate is successfully commercialized given that we will incur significant costs associated with clinical trials and there is no assurance that we will obtain marketing approval for our product candidate and that, if such approval is obtained, our product candidate will achieve market acceptance.

Cash flows

The table below shows a summary of our cash flow activities for the periods indicated:

	Fiscal Year Ended December 31,
	2018	2017	2016
Net cash used in operating activities	$(14,744)	$(8,515)	(3,732)
Net cash provided by (used in) investing activities	(338)	(34)	78
Net cash provided by (used in) financing activities	21,162	5,242	6,063
Net increase (decrease) in cash and cash equivalents	$6,080	$(3,307)	2,409

Operating activities

Net cash used in operating activities increased by approximately $6.2 million, to approximately $14.7 million for the year ended December 31, 2018 compared to approximately $8.5 million for the year ended December 31, 2017. This increase is primarily due to payables for production process development, purchase of materials, preparation for clinical trials and investor relations expenses.

Investing activities

Net cash used in investing activities increased by $0.3 million, to approximately $0.3 million for the year ended December 31, 2018 compared to $0.03 million for the year ended December 31, 2017. This increase was primarily due to equipment purchases for our laboratory and investments in a secured deposit in 2018.

Financing activities

Net cash provided by financing activities increased by $16.0 million, to approximately $21.2 million for the year ended December 31, 2018 compared to $5.2 million for the year ended December 31, 2017. This increase was primarily due to a private offering of our ordinary shares in the second quarter of 2018.

C. Research and development, patents and licenses, etc.

For a description of the Company’s research and development policies for the last three years, see “Item 4.—Information on the Company—Business Overview—Intellectual Property.”

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities as to which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities or any other obligation under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations* at December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(USD, in thousands)
Operating lease obligations*	1,700	500	900	300	-
Other long-term clinical liabilities**	2,700	800	1,500	400	-

* Not including prospective repayments to the IIA of grants, valued at approximately $4.0 million as of December 31, 2018, which we do not record as liabilities, due to the uncertainty regarding whether we will be required to repay them.

** An agreement with Syneos Health, or Syneos, to act as our clinical research organization (CRO) and to manage our Codex Clinical Trial. Our minimum future obligation to Syneos is $2.7 million. This agreement is governed by a Master Services Agreement with INC Research, LLC (now Syneos) dated October 25, 2017.

Other substantial liabilities are as follows:

•	Manufacturing expenses payable to Boehringer-Ingelheim, or BI, with whom we have contracted to supply us with inodiftagene drug substance for registrational clinical trials. For more information, see “Item 4.—Information on the Company—Business Overview—Manufacturing.”

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6.          Directors, Senior Management And Employees

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F.

Name	Age	Position
Dr. Frank G. Haluska	60	Chief Executive Officer and Director
Jonathan Burgin	57	Chief Financial Officer and Chief Operating Officer
Dr. David Kerstein	36	Chief Medical Officer
Dr. Ron Knickerbocker	53	Senior Vice President of Clinical Development and Data Sciences
Dr. Michal Gilon Ohev-Zion	41	Vice President of Research and Development
Sean Daly	47	Vice President of Clinical Operations
Dr. Stephen Hoffman	64	Chairman of the Board of Directors
Ruth Alon(1)(2)	67	Director
Robert Connelly	59	Director
Reginald Hardy(2)	61	Director
Dr. Lawrence Howard	65	Director
Isaac Kohlberg	67	Director
Efrat Makov(1)(2)	50	Director
Dennison Veru(1)	58	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

A brief biography of each person who serves as an executive officer and/or director of our Company is set forth below:

Dr. Frank G. Haluska has served as our Chief Executive Officer since October 2016. He most recently served as Chief Medical Officer and Senior Vice President of Clinical R&D at ARIAD Pharmaceuticals, Inc., where he held overall responsibility for clinical development strategy. At ARIAD he led the clinical development and approval of ponatinib (marketed as Iclusig) in the United States, European Union and other territories, as well as the development of brigatinib (marketed as Alunbrig) approved in the United States by the FDA. Dr. Haluska graduated from Harvard College and the University of Pennsylvania School of Medicine, undertook medical training at Massachusetts General Hospital (MGH) and the Dana-Farber Cancer Institute (DFCI), and a fellowship at the Massachusetts Institute of Technology Center for Cancer Research. He became assistant professor of medicine at Harvard Medical School, and leader of the melanoma research programs at the MGH Cancer Center and the DFCI through the Dana-Farber Harvard Cancer Center. Subsequently he was deputy director of the Tufts New England Medical Center Cancer Center. He currently serves on the board of directors at Vedantra Pharmaceuticals, Inc.

Jonathan Burgin served as our Chief Financial Officer between June 2011 and June 2012, was our Chief Executive Officer from June 2012 through October 2016, and has served as our Chief Financial Officer and Chief Operating Officer since October 2016. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (Nasdaq: RDCM), a service assurance provider, from 2006 to 2011, and was Chief Financial Officer of XTL Biopharmaceuticals Ltd. (TASE: XTL, Nasdaq: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was Chief Financial Officer of YLR Capital Markets Ltd., a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, CPA (Israel), the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. He currently serves on the board of directors of Cellect Biotechnology Ltd. (Nasdaq:APOP). Mr. Burgin earned an M.B.A. and a B.A. in accounting and economics from Tel Aviv University and is certified in Israel as a Certified Public Accountant.

Dr. David Kerstein has served as our Chief Medical Officer since November 2018. Prior to joining Anchiano Therapeutics, Dr. Kerstein served as Senior Medical Director of Oncology Clinical Research at Takeda Pharmaceuticals International Co. (OTCMKTS:TKPHF), a global research and development-driven pharmaceutical company, from February 2017 to November 2018. At Takeda, he was the lung cancer clinical portfolio strategy lead and global clinical lead for the anaplastic lymphoma kinase (ALK) inhibitor, brigatinib. From 2014 to 2017, Dr. Kerstein was Medical Director and then Senior Medical Director of Clinical Research at ARIAD Pharmaceuticals, Inc., where he was the medical lead for the brigatinib clinical development program, and led the initial New Drug Application submission and Marketing Authorization Application submissions and approvals for brigatinib. Prior to that, Dr. Kerstein was Director of Clinical Development and Regulatory Affairs at Boston Biomedical, Inc., a wholly-owned subsidiary of Sumitomo Dainippon Pharma Co. Ltd. (OTCMKTS:DNPUF), a Japanese pharmaceutical company, where he led the clinical development of the STAT3 inhibitor napabucasin. Dr. Kerstein received his M.D. from Tufts University School of Medicine and his B.S. in biology, summa cum laude, from Tufts University.

Dr. Ron Knickerbocker has served as our Senior VP of Clinical Development and Data Sciences since March 2018. Prior to this, Dr. Knickerbocker led the Biomedical Data Sciences and Information group at ARIAD Pharmaceuticals from 2012 until its acquisition by Takeda Pharmaceutical Company Ltd. in 2017. At ARIAD, he led statistics and data management functions through multiple successful oncology submissions. Prior to this, Dr. Knickerbocker served as a Vice President at Genzyme Corporation from 2004 to 2012, where his positions included leading the biostatistics, data management, and medical writing functions for the transplant/oncology business and global head of biostatistics and statistical programming. From 1999 to 2004, Dr. Knickerbocker was the statistical site head for Pfizer Inc. in Ann Arbor, MI. From 1993 to 1999, he held positions at Eli Lilly and Company, leading projects in women’s health and oncology. He has a B.S. degree in applied mathematics and his M.S. and Ph.D. degrees in statistics from Texas A&M University.

Dr. Michal Gilon Ohev-Zion has served as our VP Research and Development since February 2013. She was previously an investigator at the Hebrew University of Jerusalem. She holds B.Sc., M.Sc. and Ph.D. degrees, all in biology, from the Hebrew University of Jerusalem, as well as having performed post-doctoral research there.

Sean Daly has served as our Vice President of Clinical Operations since March 2018 and brings more than a decade of experience and an ample network of synergetic relationships to his role. Mr. Daly joined Anchiano Therapeutics from ARIAD Pharmaceuticals, where he most recently served as the Vice President of Clinical Operations. Mr. Daly led the clinical operations group at ARIAD for five years, building upon various operational roles held at ARIAD since 2004. In addition to his experience at ARIAD, he has held positions with Wyeth Research (formerly Genetics Institute) and Agouron Pharmaceuticals, Inc. Mr. Daly is a graduate of the University of California at San Diego where he received his B.S. in biochemistry and cell biology.

Dr. Stephen Hoffman has served as a director and as Chairman of our board of directors since November 2018. Dr. Hoffman currently serves as Chief Executive Officer of Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO), a biopharmaceutical company focused on advancing treatments for ocular diseases. Prior to that, from February 2014 to November 2017, he served as Senior Advisor of PDL BioPharma, Inc., where he focused on product acquisition and structured debt and royalty monetization opportunities. From 2007 to 2014, Dr. Hoffman served as Managing Director of Skyline Ventures, a venture capital firm, and from 2003 to 2007 as a General Partner at TVM Capital, a venture and growth capital firm focused on biopharmaceuticals. From 1994 to 2002, Dr. Hoffman served as President, Chief Executive Officer and a director of Allos Therapeutics, Inc., a biopharmaceutical company developing and commercializing anti-cancer therapeutics, where he remained as its Chairman until its acquisition by Spectrum Pharmaceuticals, Inc. in 2012. Dr. Hoffman currently serves on the board of directors of Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA), AcelRx Pharmaceuticals, Inc. (Nasdaq: ACRX), Bicycle Therapeutics Ltd. and Palleon Pharmaceuticals, Inc. Dr. Hoffman completed a fellowship in clinical oncology and a residency and fellowship in dermatology, both at the University of Colorado. He holds a Ph.D. in chemistry from Northwestern University and an M.D. from the University of Colorado School of Medicine.

Ruth Alon has served as a director since September 2017. Ms. Alon is the founder and Chief Executive Officer of Medstrada Israel, a venture capital fund focusing on food and nutrition technologies. Between 1997 and 2016, Ms. Alon served as a general partner of Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, as well as managing her own medical device independent consulting business in San Francisco from 1995 to 1996. Ms. Alon was the founder and chairperson of Israel Life Science Industry, a not-for-profit organization then representing the mutual goals of approximately 700 Israeli life science companies. She is also the co-founder of IATI, Israel Advanced Technology Industries, an umbrella organization for all high-tech and life sciences companies in Israel. She has a B.A. in economics from The Hebrew University of Jerusalem, Israel and an M.B.A. from Boston University.

Robert Connelly has served as a director since November 2018. From June 2013 to June 2018, Mr. Connelly was Chief Executive Officer of Axcella Health, Inc., a clinical-stage therapeutics company developing endogenous modulators of metabolism to treat an array of diseases. Also from June 2013 to October 2018, Mr. Connelly served as Venture Partner of Flagship Pioneering, a private equity and venture capital firm specializing in healthcare including biotherapeutics, biotechnology and life sciences. From 2012 to 2013, Mr. Connelly was the founding Chief Executive Officer of WikiCell Designs Inc. and chairman of Aero Designs, which merged in 2013 to form Incredible Foods, Inc. From 2007 to 2012, Mr. Connelly was Chief Executive Officer of Pulmatrix, Inc. (Nasdaq: PULM), a pharmaceutical company developing inhaled drugs for respiratory diseases. Prior to Pulmatrix, Inc., from 2001 to 2007, he was the founding Chief Executive Officer and first employee of Domantis, a U.K.-based biotechnology company building a novel fully-human antibody fragment platform and pipeline. Mr. Connelly currently serves on the board of directors of Vedantra Pharmaceuticals. He received a B.S. in business administration from the University of Florida.

Reginald Hardy has served as a director since August 2016. Mr. Hardy is the co-founder and Chief Executive Officer of Brickell Biotech, Inc., a pharmaceutical company focused on developing novel drugs for the treatment of skin diseases. Prior to Brickell, he was the co-founder and President of Concordia Pharmaceuticals, Inc., an oncology drug development company acquired by Kadmon Corporation in 2011. From 1992 to 1998, he was a co-founder and the president of SANO Corporation, a pharmaceutical company focused on the development of novel transdermal drug delivery systems, that was acquired by Elan Corporation in 1998. Prior to SANO, Mr. Hardy held various corporate roles with IVAX Corporation, Key Pharmaceuticals, and Hoechst-Roussel Pharmaceuticals, Inc. He earned his B.S. in pharmacy from the University of North Carolina, Chapel Hill and an M.B.A. from the University of North Carolina, Greensboro.

Dr. Lawrence Howard has served as a director since September 2016 and served as Chairman of our board of directors from February 2017 to November 2018. He has been a Senior Managing Director of Hudson Ventures since 1996. After practicing medicine from 1981 to 1988, he co-founded Presstek, Inc., a graphic arts technology company whose market value grew from $12 million to over $800 million under his direction. Dr. Howard served as President and Chief Executive Officer of Presstek from 1987 until 1992, and served on the Presstek board of directors for over twenty years. He was a Clinical Professor in the Department of Psychiatry at the Morsani College of Medicine at the University of South Florida, and the Entrepreneur-in-Residence and an Adjunct Professor at the University of South Florida Center for Entrepreneurship. In addition, Dr. Howard has worked since 2012 as a consultant to The Villages, the largest retirement community in the United States, assisting them in building a “state of the art” healthcare delivery system. Dr. Howard currently serves as chairman of the board of directors of iCAD, Inc. (Nasdaq:ICAD), a medical device manufacturer, and the University of New Hampshire Foundation Board of Trustees. He holds a B.S. in animal science from the University of New Hampshire and an M.D. from New York Medical College.

Isaac Kohlberg has served as a director since February 2017. He is the Senior Associate Provost and Chief Technology Development Officer at Harvard University. Previously, he was Chief Executive Officer of the Tel Aviv University Economic Corporation and Chief Executive Officer of RAMOT at Tel Aviv University, a technology transfer company. He served as Vice President at New York University Medical Center and Vice Provost of New York University. He also served as the Managing Director of Yeda R&D Company of the Weizmann Institute of Science. Mr. Kohlberg received a diploma in French cultural and historical studies from the University of Strasbourg, an M.B.A. from INSEAD and an LL.B. from Tel Aviv University.

Efrat Makov has served as a director since September 2018. Ms. Makov currently serves as a director of BioLight Life Sciences Ltd., which is traded on the TASE. She served as the Chief Finance Officer of Alvarion Ltd., a global provider of autonomous Wi-Fi networks which at the time was listed on the Nasdaq Global Market, from 2007 to 2010. She previously served as Chief Finance Officer of Aladdin Knowledge Systems Ltd., an information security leader specializing in authentication, software DRM and content security, which was listed on Nasdaq, from 2005 to 2007. From 2002 to 2005, Ms. Makov served as Vice President of Finance at Check Point Software Technologies Ltd. (Nasdaq:CHKP), a worldwide leader in IT security. Ms. Makov is an Israel and U.S. Certified Public Accountant.

Dennison (Dan) Veru has served as a director since August 2016. Mr. Veru is Co-Chairman of Palisade Capital Management, an asset management company, and has been its Chief Investment Officer (Institutional) since 2000, with oversight responsibilities for all of Palisade’s investment strategies that trade publicly-traded securities. Mr. Veru previously held a variety of analytical positions at Drexel Burnham Lambert and later at Smith Barney. From 1992 through 1999, Mr. Veru was the President and Director of Research at Awad Asset Management and helped oversee the firm’s growth from start-up to more than $1 billion of small-cap institutional and high net worth assets. Prior to Awad, Mr. Veru held a variety of analytical roles at Drexel Burnham Lambert and later at Smith Barney Harris Upham. In addition to his professional responsibilities, Mr. Veru is a member of the Board of Overseers of the St. Luke’s and Roosevelt hospital, a member of the finance committee of the Dwight-Englewood School, and a member of the Board of the McCarton School for autistic children. He is a frequent guest on CNBC, Bloomberg News, Fox News and CNN, and also contributes market opinions to various financial publications. Mr. Veru holds a B.A. in government from Franklin & Marshall College.

Family Relationships

There are no family relationships among any of our directors or officers.

B. Compensation

Aggregate Compensation of Office Holders

The aggregate compensation we and our subsidiary paid to our executive officers and directors for the year ended December 31, 2018, was approximately $2.0 million. This amount includes approximately $0.1 million paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include share-based compensation expenses, or business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2018, options to purchase 2,290,134 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of $3.30 per share.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our five most highly compensated officers with respect to the year ended December 31, 2018. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1) (USD in thousands)	Bonus(2) (USD in thousands)	Equity-Based Compensation(3) (USD in thousands)	Total (USD in thousands)
Dr. Frank G. Haluska Chief Executive Officer	$436	$200	$1,455	$2,091
Dr. Yan Moore(4) Chief Medical Officer	$314	—	$8	$322
Mr. Jonathan Burgin Chief Financial and Operating Officer	$210	$49	$73	$332
Dr. Ron Knickerbocker Senior Vice President of Clinical Development and Data Sciences	$296	$91	$106	$493
Mr. Sean Daly Vice President of Clinical Operations	$255	$65	$56	$376

(1)         Salary includes gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)         Represents annual bonuses granted with respect to 2018.

(3)         Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2018, based on the options’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 9D to our annual consolidated financial statements included in this Annual Report on Form 20-F.

(4)         Dr. Yan Moore resigned from the Company on September 14, 2018.

Employment and Consulting Agreements

The material employment terms for Dr. Haluska, our Chief Executive Officer, are as follows: (1) an annual salary of $400,000; (2) an annual bonus, subject to achievement of objectives set by the board of directors, in the target amount of $200,000; (3) payment of nine months’ of salary upon termination (or resignation for a good reason event), a partial annual bonus (pro rata) and partial vesting acceleration of option warrants (and in the case of termination or voluntary resignation with regard to changes in control of the company, a full annual bonus and full vesting acceleration of option warrants); (4) social benefits and reimbursement of expenses; and (5) an allocation of the number of nonqualified options that were required to bring the Chief Executive Officer’s holdings to 7% of our fully diluted share capital (after the allotment and exercise of options), as calculated after completion of any fundraising until (and not including) a public offering in the United States, but in any case no later than July 20, 2019. In total, we allocated Dr. Haluska options to purchase 1,636,926 shares. The options vest in four annual tranches from the date of his employment (May 2016), and the exercise price is the fair value of our shares at the approval date of each allotment by our board of directors, but no less than $2.60 per share. Following completion of a private placement in June 2018, the Chief Executive Officer waived his entitlement to future option grants as a term of his employment.

Our other employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under currently applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 3.—Key Information—Risk Factors—Risks Related to Our Operations” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Executive officers are also employed on the terms and conditions prescribed in employment agreements. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. See “Item 3.—Key Information—Risk Factors—Risks Related to Our Operations—If we are unable to retain qualified employees, our ability to implement our business plan may be adversely affected.”

Equity Incentive Plans

2011 Share Option Plan

On December 19, 2011, our board of directors adopted a share option plan, or the 2011 Plan, to allocate options to purchase our ordinary shares to our directors, officers, employees and consultants, and those of our affiliated companies (as such term is defined under the 2011 Plan), or the Grantees. The 2011 Plan is administered by our board of directors or a committee that was designated by our board of directors for such purpose, or the Administrator.

Under the 2011 Plan, we may grant options to purchase ordinary shares, or Options, under four tracks: (i) Approved 102 capital gains Options through a trustee, which was approved by the Israeli Tax Authority in accordance with Section 102(a) of the ITO, and granted under the tax track set forth in Section 102(b)(2) of the ITO, or the Approved 102 Capital Gains Options. The holding period under this tax track is 24 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO, or any applicable tax ruling or guidelines; (ii) Approved 102 Earned Income Options through a trustee, granted under the tax track set forth is Section 102(b)(1) of the ITO, or the Approved 102 Earned Income Options. The holding period under this tax track is 12 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (iii) Unapproved 102 Options (the Options will not be allocated through a trustee and will not be subject to a holding period), or the Unapproved 102 Options; and (iv) 3(i) Options (the Options will not be subject to a holding period). These Options shall be subject to taxation pursuant to Section 3(i) of the ITO, or Section 3(i).

Options pursuant to the first three tax tracks (under Section 102 of the ITO) can be granted to our employees and directors and the grant of Options under Section 3(i) can be granted to our consultants and controlling shareholders (a controlling shareholder is defined under the Section 102 of the ITO is a person who holds, directly or indirectly, alone or together with a “relative,” (i) the right to at least 10% of the company’s issued capital or 10% of the voting power; (ii) the right to hold at least 10% of the company’s issued capital or 10% of the voting power, or the right to purchase such rights; (iii) the right to receive at least 10% of the company’s profits; or (iv) the right to appoint a company’s director). Grantees who are not Israeli residents may be granted options that are subject to the applicable tax laws in their respective jurisdictions.

We determine, in our sole discretion, under which of the first three tax tracks above the Options are granted and we notify the Grantee in a grant letter, as to the elected tax track. As mentioned above, consultants and controlling shareholders can only be granted Section 3(i) Options.

The number of ordinary shares authorized to be issued under the 2011 Plan will be proportionately adjusted for any increase or decrease in the number of ordinary shares issued as a result of a distribution of bonus shares, change in our capitalization (split, combination, reclassification of the shares or other capital change), or issuance of rights to purchase ordinary shares or payment of a dividend. We will not allocate fractions of ordinary shares and the number of ordinary shares shall be rounded up to the closest number of ordinary shares.

In the event of a (i) merger or consolidation in which we (in this context, specifically Anchiano Therapeutics Ltd.) is not the surviving entity or pursuant to which the other company becomes Anchiano Therapeutics Ltd.’s parent company or that pursuant to which Anchiano Therapeutics Ltd. is the surviving company but another entity holds 50% or more of Anchiano Therapeutics Ltd. voting rights, (ii) an acquisition of all or substantially all of our ordinary shares, (iii) the sale of all or substantially all Company assets, or (iv) any other event with a similar impact, the Company may exchange all of its outstanding Options granted under the 2011 Plan that remain unexercised prior to any such transaction for options to purchase shares of the successor corporation (or those of an affiliated company) following the consummation of such transaction.

Unless otherwise determined by the Administrator, the exercise price of an Option granted under the 2011 Plan will be the average of the market price of the Company’s ordinary shares during the 22 business days prior to the date on which our board of directors authorized the grant of Options; provided, however, that such exercise price cannot be lower than the market price at the close of the trading day at which it was granted by our board of directors. The exercise price will be specified in the grant letter every Grantee received from us in which the Grantee notifies of the decision to grant him/her Options under the 2011 Plan.

Unless otherwise determined by the Administrator, the Options granted under the Plan will become vested and may be exercised in 16 equal portions of 6.25% of the total number of Options, at the end of each quarter following the day the Options were granted. Unless otherwise determined by our board of directors, the Options may be exercised for ten years following the date of grant, unless terminated earlier, and as long as the Grantee is employed by the Company (or by an affiliated company), or provides service to the Company (or an affiliated company).

The Administrator may, in its absolute discretion, accelerate the time at which Options granted under the 2011 Plan or any portion of which will vest.

Unless otherwise determined by the Administrator, in the event that the Grantee’s employment was terminated, not for Cause (as defined in the 2011 Plan), the Grantee may exercise that portion of the Options that had vested as of the date of such termination until the end of the specified term in the grant letter or the 2011 Plan. The portion of the Options that had not vested at such date, will be forfeited and can be re-granted according to the terms of the 2011 Plan.

2017 Equity-Based Incentive Plan

On February 22, 2017, our board of directors adopted our 2017 Equity-Based Incentive Plan, or the 2017 Plan, to allocate a variety of share-based awards to our directors, officers, employees, consultants, advisors and service providers, and those of our affiliates (companies that control us, are controlled by us or are under common control with us), or the Participants. The 2017 Plan is currently administered by our board of directors, and may be administered by a committee designated by our board of directors for such purpose, or the Administrator.

Under the 2017 Plan, we may grant options to purchase ordinary shares or ADSs, restricted shares or ADSs, restricted share units and other awards based on our ordinary shares, all of which are referred to as Awards. We may grant Awards under the same four tracks as described above with respect to the 2011 Plan, subject to the same conditions as apply for the 2011 Plan. In addition, we may grant incentive stock options and nonqualified stock options to Participants who are residents of the United States, and we may grant awards to Participants who are residents of other countries that comply with the laws of those jurisdictions.

The number of ordinary shares authorized to be issued under the 2017 Plan will be proportionately adjusted for any increase or decrease in the number of ordinary shares issued as a result of a distribution of bonus shares, change in our capitalization (split, combination, reclassification of the shares or other capital change), issuance of rights to purchase ordinary shares or payment of a dividend. We will not allocate fractions of ordinary shares and the number of ordinary shares shall be rounded down to the closest number of ordinary shares.

In the event of a (i) merger, consolidation, amalgamation or the like with or into another corporation, (ii) an acquisition (including an exchange) of all or substantially all of our ordinary shares, (iii) the sale of all or substantially all of our assets, or (iv) any other event determined by the Administrator to have a similar impact, then — unless otherwise determined by our board of directors in its sole and absolute discretion — any Award then outstanding will be assumed or an equivalent Award shall be substituted by the successor corporation, under substantially the same terms as the Award.

The exercise price of an option granted under the 2017 Plan will, in general, be no less than the fair market value of the Company’s ordinary shares on the date of grant, subject to any minimum exercise price prescribed by law. The Administrator determines the vesting provisions for each Award and may, in its sole discretion, accelerate the time at which options granted under the 2017 Plan will vest. Unless otherwise determined by the Administrator, options may be exercised for ten years (five years in the case of an incentive stock option granted to a 10% shareholder), and as long as the Participant is employed by the Company (or by an affiliated company) or provides services to the Company (or an affiliated company). If a Participant’s employment is terminated, other than for cause, the Participant may generally exercise vested options for a limited period following termination.

As of March 21, 2019, our board of directors has approved the issuance, under our incentive plans, of options to purchase 2,819,767 ordinary shares currently outstanding at an average exercise price of $3.11 per share.

C. Board Practices

Board of Directors

Our board of directors consists of nine directors, of whom eight qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, our board of directors must consist of not less than three and no more than eleven directors. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies which occurred for any reason or as additional directors, provided that the number of board members shall not exceed the maximum numbers of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our board of directors may continue to operate for as long as the number of directors is not less than the minimum number of directors mentioned above.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one (1) director with the requisite financial and accounting expertise and that Dr. Lawrence Howard, Ms. Ruth Alon, Mr. Reginald Hardy, Ms. Efrat Makov and Mr. Dennison Veru have such expertise.

Alternate Directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. The appointment of an alternate director does not negate the responsibilities of the appointing director, who will continue to bear responsibility for the actions of the alternate, giving consideration to the circumstances of the appointment. The Companies Law specifies certain qualifications for alternate directors, and provides that one director may not serve as an alternate on the board of directors for another director, nor as an alternate on a committee of which he or she is already a member. As of the date of this Annual Report on Form 20-F, no director has appointed any other person as an alternate director.

External Directors

We have elected to opt out of certain provisions of the Companies Law that relate to “external directors.” The Companies Law generally requires an Israeli public company to have at least two external directors, who must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. There are detailed provisions relating to the election of external directors, which are designed to result in their election by the shareholders other than controlling shareholders. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by external directors, and that at least one external director must serve on every board committee. Additional rules govern the term and compensation of external directors. We complied with these requirements while our ordinary shares were traded solely on the TASE. We will no longer be subject to these additional requirements when our ordinary shares are delisted from the TASE, which will occur on June 17, 2019.

Pursuant to regulations under the Companies Law, a company whose shares are traded on specified stock exchanges (including Nasdaq) and which satisfies certain conditions – principally that it does not have a controlling shareholder as defined for this purpose in the Companies Law – can elect not to comply with the above external director rules, and to comply instead with the requirements of the SEC and Nasdaq applicable to U.S. public companies with respect to the independence of board members and with respect to the composition of the audit committee and the compensation committee. Our board of directors made this election on March 11, 2019, and therefore we will be exempt from the requirement to appoint external directors (and the related requirements described above) so long as we do not have a controlling shareholder. In accordance with the relevant regulations, the directors originally elected as external directors under Israeli law will continue to serve as directors of the Company until the second annual shareholders meeting following the board’s decision. The Companies Law requires gender diversity on the board of directors of a public company. Accordingly, if in the future all of our directors will be of the same gender, at least one of the directors to be elected at the next election of directors must be of the other gender.

Committees of the Board of Directors

Our board of directors has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our board of directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Our audit committee currently consists of Ms. Ruth Alon, Ms. Efrat Makov and Mr. Dennison Veru. All of the members are independent as defined in the Companies Law, SEC rules and Nasdaq listing requirements. Our board of directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq rules. Our board of directors has determined that Mr. Veru and Ms. Makov are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq rules.

Compensation committee

Under both the Companies Law and Nasdaq rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the board of directors.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Our compensation committee currently consists of Ms. Ruth Alon, Mr. Reginald Hardy and Ms. Efrat Makov. All of the members are independent as defined in the Companies Law and the Nasdaq listing requirements.

Nominating and Governance Committee

We intend to establish a nominating and governance committee, responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for director may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our articles of association.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Mr. Joseph Ginossar, CPA, who is the chief executive officer of Fahn Kanne Control Management Ltd. (the Business Risk Services division of Grant Thornton Israel), currently serves as our internal auditor.

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary duties of directors and officers

Israeli law imposes a duty of care and a duty of loyalty on all directors and officers of a company. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, under the circumstances, to obtain information on the advisability of a given action brought for his approval or performed by virtue of his position and other important information pertaining to such action. The duty of loyalty requires the director or officer to act in good faith and for the benefit of the company.

Approval of related party transactions

Under the Companies Law, a related party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the board of directors, unless the articles of association of the company provide otherwise. If the transaction is an extraordinary transaction, it must be approved by the audit committee and the board of directors, and, under certain circumstances, by the shareholders of the company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions in which a controlling shareholder has a personal interest require the approval of the audit committee, or the compensation committee if the transaction is in connection with employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

The Companies Law prohibits any director who has a personal interest in an extraordinary transaction from being present for the discussion and voting pertaining to such transaction in the audit committee or board of directors. Nevertheless, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction; in this case, however, the transaction also requires shareholder approval.

Director and officer compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our compensation committee, the compensation policy must be approved by our board of directors and our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the terms of compensation of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders. The compensation terms of other officers who report directly to the chief executive officer require the approval of the compensation committee and the board of directors.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

D. Employees

As of December 31, 2018, we had 19 employees based at our corporate headquarters in Jerusalem, Israel and our U.S. subsidiary in Cambridge, Massachusetts. The following table sets forth the total number of full-time employees as of the periods indicated by function and geography:

	As of December 31,
Function:	2018	2017	2016
Administrative	7	7	6
Research and development	12	10	12
Total	19	17	18

Geography:
Israel	14	14	17
Cambridge, Massachusetts, USA	5	3	1
Total	19	17	18

Local labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, Social Security payments or regional equivalents, and other conditions of employment and include equal opportunity and anti-discrimination laws. None of our employees is party to any collective bargaining agreements. We generally provide our employees with benefits and working conditions beyond the required minimums. We have a good relationship with our employees, and have never experienced any employment-related work stoppages.

E. Beneficial Ownership of Executive Officers and Directors

The beneficial ownership of our ordinary shares (including ordinary shares represented by ADSs) is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, each shareholder’s address is c/o Anchiano Therapeutics Ltd., 1/3 High-Tech Village, Givat Ram, P.O. Box 392649, Jerusalem, 9139102 Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Dr. Frank G. Haluska(2)	1,337,739	3.49%
Jonathan Burgin(3)	57,787	*
Dr. David Kerstein	—	—
Dr. Ron Knickerbocker(4)	26,563	*
Dr. Michal Gilon Ohev-Zion(5)	24,754	*
Sean Daly(6)	14,063	*
Dr. Stephen Hoffman	—	—
Ruth Alon(7)	155	*
Robert Connelly	—	—
Reginald Hardy	—	—
Dr. Lawrence Howard	—	—
Isaac Kohlberg	—	—
Efrat Makov	—	—
Dennison Veru(8)	34,500	*
All directors and executive officers as a group (14 persons)	1,495,561	3.88%

*	Represents beneficial ownership of less than one percent (1%).

(1)         Percentage ownership based on 37,099,352 ordinary shares outstanding as of the date of this Annual Report on Form 20-F.

(2)         Consists of 62,112 ordinary shares, warrants to purchase 47,931 ordinary shares, and options to purchase 422,086, 107,593, 16,113 and 681,903 ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with respective exercise prices of $2.60, $2.90, $2.90 and $3.67. These options expire respectively on December 18, 2026, May 10, 2027, July 19, 2027 and June 28, 2028.

(3)         Consists of options to purchase 3,533, 4,504, 6,000 and 43,750 ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with respective exercise prices of NIS 246.27, NIS 23.44, NIS 12.10 and NIS 9.10. These options expire on September 26, 2021, May 10, 2024, April 28, 2025 and September 9, 2027.

(4)         Consists entirely of options to purchase ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with an exercise price of $4.00. These options expire on March 4, 2028.

(5)         Consists of options to purchase 236, 1,766, 2,252, 3,000 and 17,500 ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with respective exercise prices of NIS 242.03, NIS 86.62, NIS 23.44, NIS 12.10 and NIS 9.10. These options expire on March 6, 2021, April 20, 2023, May 10, 2024, April 28, 2025 and September 9, 2027.

(6)         Consists entirely of options to purchase ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with an exercise price of $4.00. These options expire on March 4, 2028.

(7)         Consists entirely of options to purchase ordinary shares exercisable within 60 days of the date of this Annual Report on Form 20-F, with an exercise price of NIS 9.10. These options expire on September 9, 2027.

(8)         Consists of 6,900 ADSs representing 34,500 ordinary shares.

ITEM 7.          Major Shareholders And Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares, including ordinary shares represented by ADSs, as of the date of this Annual Report on Form 20-F, by each person or entity who we know beneficially owns 5% or more of the outstanding ordinary shares. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this Annual Report on Form 20-F, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this Annual Report on Form 20-F, there is one shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as all shares we have issued are currently recorded in the name of our Israeli share registrar, Mizrahi-Tefahot Nominees Co. Ltd. As of the date of this Annual Report on Form 20-F, there were no record holders of our ordinary shares in the United States.

Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 21, 2019, there were 47 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our ADSs nor is it representative of where such beneficial holders reside, since many of these ADSs were held of record by brokers or other nominees.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
Clal Biotechnology Industries Ltd.(1)	9,307,662	23.57%
Shavit Capital Funds(2)	8,868,555	21.67%
Access Industries Holdings LLC(3)	6,521,735	17.58%
Edgewater Partner Holdings Ltd.(4)	1,923,077	5.18%
Palisade Medical Equity I, LP(5)	1,882,700	5.07%

(1)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D on February 21, 2019, and consists of 6,585,081 ordinary shares, 326,085 ordinary shares represented by 65,217 ADSs and warrants to purchase 2,396,496 ordinary shares. Clal Industries Ltd. owns 47% of the outstanding shares of, and controls Clal Biotechnology Industries Ltd. (“CBI”) (TASE: CBI). The remaining 53% of CBI’s outstanding shares are publicly-held and listed on the TASE. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à.r.l., which is owned by AI Diversified Parent S.à.r.l., which is owned by AI Diversified Holdings Limited (“AIDH Limited”). AIDH Limited is controlled by AI SMS L.P. (“AI SMS”). Access Industries Holdings LLC (“AIH”) owns a majority of the equity of AI SMS, and Access Industries, LLC (“LLC”) holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC (“AIM”) controls LLC and AIH, and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd. and CBI is Triangle Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Clal Industries Ltd. and CBI is 40 West 57th Street, 28th Floor, New York, NY 10019.

(2)	Consists of 4,968,944 ordinary shares, 65,215 ordinary shares represented by 13,043 ADSs and warrants to purchase 3,834,396 ordinary shares. The general partner of Shavit Capital Fund III (US), L.P. and Shavit Capital Fund 3 (Israel), L.P. is Shavit Capital Fund 3 GP, L.P., which is managed by Shavit Capital Management 3 (GP) Ltd. in its capacity as the general partner. The general partner of Shavit Capital Fund IV (US), L.P. and Shavit Capital Fund 4 (Israel), L.P. is Shavit Capital Fund 4 GP, L.P., which is managed by Shavit Capital Management 4 (GP) Ltd. in its capacity as the general partner. The controlling shareholder of Shavit Capital Management 3 (GP) Ltd. and Shavit Capital Management 4 (GP) Ltd. is a company, the controlling shareholder of which is Gary Leibler. Therefore, Mr. Leibler may be deemed to control the investment decisions of the Funds. The address of each of the foregoing other than Mr. Leibler is Jerusalem Technology Park, Building 1B, Box 70, Malha, Jerusalem, 96951 Israel. The address of Mr. Leibler is 4a Gidon Street, Jerusalem 9350604 Israel.

(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D on February 21, 2019, and consists entirely of ordinary shares represented by 1,304,347 ADSs purchased in our February 2019 initial public offering. Prior to our initial public offering, Access Industries Holdings LLC did not beneficially own any of our outstanding securities. For more information on Access Industries Holdings LLC, see footnote (1) above.

(4)	Consists entirely of ordinary shares. Edgewater Partner Holdings Ltd. is beneficially owned by Mr. Youqiang Yu, and as such, Mr. Yu may be deemed to beneficially own the ordinary shares beneficially owned by Edgewater Partner Holdings Ltd. The shareholder’s business address is c/o Edgewater Partner Holdings Ltd., Novasage Chambers, Level 2, CCCS Building, Beach Road, Apia, Samoa.

(5)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D/A on February 25, 2019, and consists of 1,848,200 ordinary shares held by Palisade Medical Equity I, LP (“Palisade”) and 6,900 ADSs representing 34,500 ordinary shares held by Dennison Veru, the managing member, co-chairman and chief investment officer of Palisade Capital Management, L.L.C. (“PCM”), Palisade’s investment manager, and a member and president of Palisade Medical Equity Holdings I, LL, Palisade’s general partner. In addition, Mr. Veru is a member of our board of directors. Palisade is beneficially owned by Alison Berman, the president and chief executive officer of PCM. As such, Ms. Berman may be deemed to beneficially own the ordinary shares beneficially owned by Palisade. The business address of Ms. Berman and Mr. Veru is c/o Palisade Medical Equity, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.

B. Related Party Transactions

Agreements with Directors and Officers

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Item 6.—Directors, Senior Management and Employees—Compensation—Employment and Consulting Agreements.”

Indemnification Agreements

Our Articles of Association permit us to insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained Directors and Officers insurance for each of our executive officers and directors.

Private Financings

In February 2018, CBI, which at the time was our controlling shareholder, extended bridge financing to us in the principal amount of $1.0 million, which was pending completion of the private placement of equity securities described below, and subsequently provided an additional $2.0 million principal amount of bridge financing. The unpaid principal amount of the bridge financing bore annual interest at the rate payable on three-month United States Treasury bills. The repayment of the bridge financing was made by deducting the repayment amount from the $5.0 million purchase price of the securities acquired by CBI pursuant to the Securities Purchase Agreement described below.

Pursuant to a Securities Purchase Agreement, dated March 29, 2018, between us and the investors identified therein, in June 2018 we issued 5,960,787 ordinary shares, and warrants to purchase an additional 4,768,629 ordinary shares, as well as price protection and certain other rights. The gross proceeds from the sale of the ordinary shares amounted to $22.9 million. As a result of our February 2019 initial public offering, the price protection rights were triggered, resulting in the issuance of 8,262,800 ordinary shares and warrants representing 6,207,329 ordinary shares. The warrants can be exercised for ordinary shares at a price of $1.932 per share. If all of the warrants are exercised, it would result in aggregate gross proceeds to us of approximately $21.2 million. Offering expenses were approximately $1.0 million. For information regarding the current shareholdings of Shavit Capital Funds and CBI, see “Item 7.—Major Shareholders and Related Party Transactions—Major Shareholders.”

Information Rights Agreement

We have entered into an information rights agreement, effective as of February 14, 2019, with one of our principal shareholders, CBI. The information rights agreement provides CBI with rights to receive our annual and quarterly financial statements, auditor consent letters and valuation reports, and other information reasonably required by CBI to enable it to prepare its financial statements. The information rights agreement also requires that we provide CBI with information material to the Company and mandated to be disclosed by the requirements applicable to CBI, as well as certain other material information of the Company. The information rights agreement contains customary confidentiality provisions and terminates when CBI, and any company that controls CBI, is no longer required to issue public reports relating to us pursuant to the Israeli Securities Law or the Exchange Act.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

See “Item 18.—Financial Statements” in this Annual Report on Form 20-F.

Legal Proceedings

From time to time, we may be party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.

Dividend Distributions

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We currently intend to reinvest any future earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our Board of Directors may deem relevant.

B. Significant Changes

Since December 31, 2018, the following significant changes have occurred:

Initial Public Offering

In February 2019, we sold 2,652,174 ADSs, each representing five ordinary shares, no par value, in our initial public offering at a public offering price of $11.50 per ADS, for aggregate gross proceeds of $30.5 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $2.1 million and offering expenses totaling approximately $1.6 million, was approximately $26.8 million. The offering commenced on February 12, 2019 and the effective date of the registration statement on Form F-1 (File No. 333-229155) for our initial public offering of ADSs was February 11, 2019. Oppenheimer & Co. Inc. acted as the sole book-running manager of the offering and as representative of the underwriters.

Shares Issued Due to Price Protection Rights

Pursuant to a Securities Purchase Agreement, dated March 29, 2018, between us and the investors identified therein, in June 2018 we issued 5,960,787 ordinary shares, and warrants to purchase an additional 4,768,629 ordinary shares, as well as price protection and certain other rights. These price protection rights were triggered by our initial public offering, giving our investors an additional 8,262,800 ordinary shares and warrants representing 6,207,329 ordinary shares.

ITEM 9.	The Offer And Listing

A. Offer and Listing Details

ADSs

The ADSs, representing our ordinary shares, have been trading on the Nasdaq under the symbol “ANCN” since February 12, 2019. Prior to that date, there was no public trading market for the ADSs.

Ordinary Shares

Our ordinary shares have been trading on the TASE since August 14, 2012. Our ordinary shares traded under the symbol “BICL” until August 2018 when the symbol was changed to “ANCN.” No trading market currently exists for our ordinary shares in the United States.

We have requested that the TASE initiate the process to delist our ordinary shares. In accordance with applicable Israeli law and the rules of the TASE, the last day our ordinary shares will trade on the TASE will be June 13, 2019, and our ordinary shares will be delisted from the TASE on June 17, 2019. Until such delisting takes effect, our ordinary shares will continue to trade on the TASE while the ADSs will trade on the Nasdaq.

B. Plan of Distribution

Not applicable.

C. Markets

For a description of our publicly-traded ADSs, see “Item 9.— Offer and Listing Details —ADSs.” For a description of our publicly-traded ordinary shares, see “Item 9.— Offer and Listing Details —Ordinary Shares.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A. Share Capital

Not applicable.

B. Articles of Association

The information set forth in our prospectus dated February 12, 2019, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital” is incorporated herein by reference.

C. Material Contracts

For agreements with related parties, see “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exclusive License Agreement with Yissum

See “Item 4.—Information on the Company—Business Overview—Intellectual Property” for more details on our Exclusive License Agreement with Yissum.

Supply Agreement with Boehringer-Ingelheim

In April 3, 2013, we entered into a Clinical Supply Agreement (the “BI Agreement”) with Boehringer Ingelheim Biopharmaceuticals GmbH (“BI”) and Boehringer Ingelheim RCV GmbH & Co KG (“BI RCV”) pursuant to which BI and BI RCV provide development and manufacturing services using their proprietary pDNA technology platform. The biopharmaceuticals developed and manufactured by BI and BI RCV are used in the production of our lead product candidate, inodiftagene. We have been granted confidential treatment as to certain portions of this agreement, which portions have been separately filed with the SEC.

Information Rights Agreement

See “Item 7.—Major Shareholders and Related Party Transactions—Related Party Transactions—Information Rights Agreement” for more details on our Information Rights Agreement with CBI.

Securities Purchase Agreement

See “Item 8.—Significant Changes—Shares Issued Due to Price Protection Rights.” for more details on our Securities Purchase Agreement with our investors.

D. Exchange Controls

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

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the current tax regime in the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons who do not hold our ordinary shares or ADSs as a capital asset. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

HOLDERS AND POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on both ordinary income and capital gains, currently at the rate of 23% of a company’s taxable income. The corporate tax rate has been declining in recent years, and it was 24% for the 2017 tax year. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under the Israeli Encouragement of Capital Investments Law, 1959 (the “Encouragement Law”), income generated by a “Benefited Enterprise” will be exempt from tax for up to 10 years from the year it so elects. Our subsidiary made such an election in 2009. The exemption is contingent upon compliance with the criteria prescribed in the Encouragement Law, including receipt of approval of biotechnology company status. We are in the process of obtaining such approval.

Taxation of Our Shareholders

Capital gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) distinguishes between “Real Gain” and “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of our ordinary shares or ADSs will be taxed at the rate of up to 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or “Together with Another Person,” 10% or more of one of the “Means of Control” of the Israeli resident company) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. For purposes of this paragraph, the term “Together with Another Person” means together with his or her “Relative,” as well as with a person who is not his or her Relative and who has a permanent cooperation with him or her under an agreement in material matters of the Company, directly or indirectly. The term “Relative” means any of the following: (i) a spouse, brother, sister, parent, parent of a parent, descendant and descendant of a spouse, and spouse of any of the aforementioned; and (ii) a descendant of a brother or sister and a brother or sister of a parent. Also, for purposes of this paragraph, the term “Means of Control” generally includes the right to vote in a general meeting of shareholders, the right to receive profits, the right to nominate a director or an officer, the right to receive assets upon liquidation (after payment of debts), or the right to instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting agreements or trust agreements. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — in 2019, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals. In addition, in 2019 a 3% excess tax is levied on individuals whose total taxable income in Israel exceeds NIS 649,560 (approximately $175,000).

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares or ADSs by a shareholder who is a non-resident of Israel may be exempt from Israeli taxation, provided that all of the following conditions are met: (i) the ordinary shares or ADSs were purchased upon or after the listing of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its Means of Control, as defined above, are held, directly and indirectly, by shareholders who are Israeli residents, alone or Together with Another Person, as defined above, or along with another Israeli resident, and (iv) if the seller is a corporation, there are no Israeli residents that are directly or indirectly entitled to 25% or more of the revenues or profits of the corporation. In addition, the sale of ordinary shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Tax Treaty generally exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided (i) the U.S. treaty resident did not own, directly or indirectly, 10% or more of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, is present in Israel for less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Upon the sale of securities, the purchaser, the Israeli stockbroker or the Israeli financial institution through which the shares are held is obligated, subject to the above exemptions, to withhold tax from the Real Gain at the rate of 25% or 23% in respect of an individual or corporation, respectively.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year, in respect of sales of securities made within the previous six months by Israeli residents for whom tax has not already been deducted. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and the regulations promulgated thereunder, there is no need to file a return and no advance payment must be paid. Capital gains are also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A shareholder who is an Israeli resident individual generally will be subject to income tax at a rate of 25% on dividends we pay. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the dividend is paid from our income that was entitled to a reduced tax rate applicable to a Benefited or Privileged Enterprise under the Encouragement Law, the tax rate is 20% for dividends distributed from profits derived after January 1, 2014. If the recipient of the dividend is an Israeli resident corporation, such dividend generally will be exempt from Israeli income tax, provided that the source of the dividend is income that was derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-resident of Israel (either individual or corporation) are generally subject to tax at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable tax treaty. Under the U.S.-Israel Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if, during that portion of the taxable year which precedes the payment of the dividend and during the whole of its prior taxable year (if any), the U.S. resident is a corporation that holds at least 10% of the outstanding voting shares of the Israeli corporation and not more than 25% of the gross income of the Israeli corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income that was entitled to a reduced tax rate applicable to a Benefited or Privileged Enterprise under the Encouragement Law, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The reduced rates under the U.S.-Israel Tax Treaty will not apply if the dividend income is attributable to a permanent establishment of the U.S. treaty resident in Israel.

We are obligated to withhold tax upon the distribution of dividends.

A non-resident of Israel who receives dividends from which Israeli tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Foreign exchange regulations

Non-residents of Israel who hold our ordinary shares or ADSs are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, in non-Israeli currency at the prevailing rate of exchange. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and these controls may be restored at any time by administrative action.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our shares pursuant to the offering and that will hold such shares as capital assets for U.S. federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, certain financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations;

•	certain former citizens or residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

•	persons holding our shares in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, Medicare contribution tax on net investment income, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares.

Subject to the discussion below under “—Country of Tax Residence,” this description assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the U.S. federal income tax consequences relating to an investment in our shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our shares in its particular circumstances.

We believe we were a PFIC for U.S. federal income tax purposes in 2017 and 2018 and, based on estimates of our gross income and gross assets, our intended use of the proceeds from our February 2019 initial public offering, and the nature of our business, we believe that we will be a PFIC in 2019. See “— Passive Foreign Investment Company Consequences” below.

Persons considering an investment in our shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

Subject to the discussion below under “Passive foreign investment company consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our shares distributed pro rata to all our shareholders, will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to non-corporate U.S. Holders may qualify for the lower rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such lower rate of taxation shall not apply if our company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. Additionally, our dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of adjusted tax basis in our shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to a U.S. Holder with respect to our shares will generally be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars should generally be income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion below under “— Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, you will generally recognize gain or loss on the sale, exchange or other disposition of our shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in our shares will generally be equal to the cost of such share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Consequences

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our shares, regardless of whether we continue to meet the tests described above.

We believe that we were a PFIC in 2017 and 2018 and, based on estimates of our gross income and gross assets, our intended use of the proceeds of from our February 2019 initial public offering, and the nature of our business, we believe that we will be classified as a PFIC for the taxable year ending December 31, 2019. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from our February 2019 initial public offering in our business.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us in any year in which we are a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes a “mark-to-market” election with respect to our shares (if such election is available).

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, known as a QEF election, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described below.

Mark-to-market election. If our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes the relevant portions of and files IRS Form 8621 in accordance with the instructions thereto. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such holder’s adjusted tax basis in the shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, our shares will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. Our shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Capital Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Default PFIC rules. A U.S. Holder who does not make a timely mark-to-market election (or, if available, a timely qualified electing fund election), referred to in this disclosure as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for his shares), and (b) any gain realized on the sale or other disposition of such shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for the Shares;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Holder who is an individual dies while owning our shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of the shares. Non-Electing U .S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

To the extent a distribution on our shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Taxation and Government Programs — U.S. Federal Income Tax Consequences — Taxation of Dividends and Other Distributions on Our Shares.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our shares.

In any year in which are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our shares, any elections available with respect to such shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our shares.

Certain Reporting Requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor regarding these requirements.

Furthermore, certain U.S. Holders owning “specified foreign financial assets” with an aggregate value in excess of $50 thousand (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include our shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). U.S. Holders are urged to consult their tax advisors regarding the application of these requirements to their ownership of our shares.

If a U.S. Holder owns shares during any year in which we are a PFIC, the U.S. Holder will generally be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to our company, generally with the U.S. Holder’s federal income tax return for that year.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale, exchange or other disposition of, our shares made within the United States, or by a U.S. payer or U.S. middleman, to a holder of our shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale, exchange or other disposition of, shares within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Country of Tax Residence

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. We are incorporated under the laws of the State of Israel and, therefore, we should be a non-U.S. corporation under this general rule. However, Section 7874 of the Code, contains rules that may result in a foreign corporation being treated as a U.S. corporation for U.S. federal income tax purposes. The application of these rules is complex and there is little guidance regarding certain aspects of their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States will be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) the former shareholders of the acquired U.S. corporation hold at least 80% of the vote or value of the shares of the foreign acquiring corporation by reason of holding stock in the U.S. acquired corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the foreign corporation’s country of incorporation relative to its expanded affiliated group’s worldwide activities. For this purpose, “expanded affiliated group” generally means the foreign corporation and all subsidiaries in which the foreign corporation, directly or indirectly, owns more than 50% of the stock by vote and value, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the country of incorporation.

We do not believe that we should be treated as a U.S. corporation as a result of the Reincorporation under Section 7874 of the Code because we believe that we have substantial business activities in Israel. However, the IRS may disagree with our conclusion on this point. In addition, there could be legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in us being treated as a U.S. corporation.

If it were determined that we should be treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial additional U.S. federal income tax on our taxable income since the Reincorporation.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.anchiano.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report on Form 20-F.

With respect to references made in this Annual Report on Form 20-F to any contract or other document of Anchiano, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

ITEM 11.	Quantitative And Qualitative Disclosure On Market Risk

For quantitative and qualitative information regarding our market risk, see Note 10 to our financial statements.

ITEM 12.	Description Of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Pursuant to a Securities Purchase Agreement, we have granted certain of our investors warrants representing our ordinary shares. See “Item 8.—Significant Changes—Shares Issued Due to Price Protection Rights” for more information on these warrants. The warrants have an exercise price of $1.932 per share. The warrants are accounted for as a liability derivative instrument because the warrants can be exercised on a non-cash basis.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents five ordinary shares (or a right to receive five ordinary shares) deposited with Bank Leumi or Bank Hapoalim, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement has been filed as Exhibit 4.1 to our current report on Form 6-K filed with the SEC on February 14, 2019 and is incorporated by reference herein.

Fees and Expenses

Pursuant to the terms of the deposit agreement, the holders of the ADSs will be required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be most favorable to ADS holders, subject to its obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications To The Rights Of Security Holders And Use Of Proceeds

Initial Public Offering

In February 2019, we sold 2,652,174 ADSs, each representing five ordinary shares, no par value, in our initial public offering at a public offering price of $11.50 per ADS, for aggregate gross proceeds of $30.5 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $2.1 million and offering expenses totaling approximately $1.6 million, was approximately $26.8 million. The effective date of the registration statement on Form F-1 (File No. 333-229155) for our initial public offering of ADSs was February 11, 2019. The offering priced on February 12, 2019 and closed on February 14, 2019. Oppenheimer & Co. Inc. acted as the sole book-running manager of the offering and as representative of the underwriters.

The net proceeds from our initial public offering are held in cash and cash equivalents and we expect it will meet our capital requirements until the second quarter of 2020. Specifically, we intend to use approximately 75% of the net proceeds from our initial public offering to advance our Phase 2 program for our lead product candidate, inodiftagene. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	Controls And Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that all members of our audit committee are financially literate as determined in accordance with Nasdaq rules and that Mr. Dennison Veru and Ms. Efrat Makov are qualified to serve as “audit committee financial experts” as defined by SEC rules.

ITEM 16B.	Code Of Ethics

We have adopted an Unethical Conduct Reporting Procedure (the “Code of Conduct”) that is applicable to all of the directors, executives, employees and independent contractors of the Company. A copy of the Code of Conduct is available on our website at www.anchiano.com. The audit committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for directors, executives, employees and independent contractors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

ITEM 16C.	Principal Accountant Fees And Services

Fees Paid to Independent Registered Public Accounting Firm

Our auditors for the year ended December 31, 2018 and 2017 were Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International. We expect that Somekh Chaikin will serve as our auditors for fiscal year 2019. All of the services described in the following fee table were pre-approved by the audit committee.

	Year ended December 31,
	2017	2018
	USD, in thousands

Audit fees(1)	87	187
Audit-related fees(2)	0	0
Tax fees(3)	3	3
Other fees(4)	0	0
Total	90	190

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the TASE and SEC.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)	Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

(4)	No other fees were billed by Somekh Chaikin to the Company during the years ended December 31, 2018 and 2017.

Pre-Approval Policies and Procedures

Consistent with SEC policies and guidelines regarding audit independence, the audit committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal independent accountants on a case-by-case basis. During fiscal year 2018, all services provided by Somekh Chaikin were pre-approved by our audit committee, which concluded that the provision of such services by Somekh Chaikin was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions. On November 30, 2009, our audit committee adopted a pre-approval policy for services provided by the independent registered public accounting firm. Under that adopted pre-approval policy, our audit committee provides general pre-approval for the provision by the independent registered public accounting firm of services that fall within specified categories (such as statutory audits or financial audit work for subsidiaries, services associated with SEC registration statements and consultations by management as to accounting interpretations) but only up to specified dollar amounts. Any services that exceed the pre-approved dollar limits (subject to de minimis exceptions permitted under applicable rules), or any services that fall outside of the general pre-approved categories, require specific pre-approval by the audit committee. If our audit committee delegates pre-approval authority to one or more of its members, the member would be required to report any pre-approval decisions to our audit committee at its next meeting. All of the audit, audit-related and tax fees incurred with respect to the fiscal year ended on December 31, 2018 were approved pursuant to our pre-approval policy.

ITEM 16D.           Exemptions From The Listing Standards For Audit Committees

Not applicable.

ITEM 16E.           Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

ITEM 16F.           Change In Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.           Corporate Governance

Nasdaq Listing Rules and Home Country Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirements. Pursuant to the “foreign private issuer exemption”:

•	the quorum for a meeting of shareholders is at least two shareholders present in person, by proxy or by a voting instrument, who hold in the aggregate at least 25% of our issued share capital (and in an adjourned meeting, with some exceptions, any number of shareholders) instead of 33 1⁄3% of our issued share capital as required under the Nasdaq corporate governance rules;

•	we may adopt equity incentive plans and approve material changes to such plans without shareholder approval; in addition, we intend to follow Israeli corporate governance practice in lieu of Nasdaq Rule 5635 (c), which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation to officers, directors, employees or consultants;

•	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in a manner specified by the SEC and Nasdaq rules, the generally accepted practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will mail such reports to shareholders only upon request; and

•	we will follow Israeli corporate governance practice instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). According to the Companies Law, the management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of our Board of Directors, subject to any applicable employment agreements we have entered into with the executive officers.

In all other respects, we comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq rules. If at any time we cease to be a foreign private issuer under the rules of Nasdaq and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the corporate governance rules applicable to domestic U.S. issuers, subject to a permitted “phase-in” period. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

ITEM 16H.           Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.         Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.         Financial Statements

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm.

ITEM 19.         Exhibits

Exhibit No.	Description
1.1#	Anchiano Therapeutics Ltd. Amended and Restated Articles of Association (previously filed as Exhibit 3.2 of amendment no. 4 to our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on February 11, 2019 and incorporated by reference herein)

2.1	Deposit Agreement between Anchiano Therapeutics Ltd., the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-38807) as filed with the SEC on February 14, 2019 and incorporated by reference herein)

4.1	Amended and Restated Exclusive License Agreement between Yissum Research Development Company of the Hebrew University of Jerusalem and the Company, dated November 14, 2005, as amended by Amendment No. 1 dated November 22, 2005, Amendment No. 2 dated September 11, 2007, Amendment No. 3 dated January 24, 2011 and Amendment No. 4 dated November 6, 2013 (previously filed as Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.2†	Clinical Supply Agreement among BioCancell Therapeutics Israel Ltd., Boehringer Ingelheim Biopharmaceuticals GmbH and Boehringer Ingelheim RCV GmbH & Co KG, dated April 3, 2013 (previously filed as Exhibit 10.3 of amendment no. 2 to our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on February 5, 2019 and incorporated by reference herein)

4.3	Master Services Agreement between BioCancell Therapeutics Israel Ltd. and INC Research, LLC dated October 25, 2017 (previously filed as Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.4#	2011 Incentive Plan for Employees, Officers and Consultants (previously filed as Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.5#	Compensation Policy for Officers, dated February 2017 (previously filed as Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.6	2017 Equity-Based Incentive Plan (previously filed as Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.7	Information Rights Agreement between Anchiano Therapeutics Ltd. and Clal Biotechnology Industries Ltd., dated December 19, 2018 (previously filed as Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

8.1	List of Subsidiaries (incorporated by reference to Item 4.C of this Form 20-F).

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

#	English translation of original Hebrew document.
†	Confidential treatment requested as to certain portions, which portions have been separately filed with the SEC
*	To be filed by amendment.

ANCHIANO THERAPEUTICS LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ANCHIANO THERAPEUTICS LTD.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Anchiano Therapeutics Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, operations and other comprehensive loss, change in equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has incurred recurring losses from operations that, together with other matters described in the aforesaid note, raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these issues are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

Member Firm of KPMG International

We have served as the Company’s auditor since 2004.

Tel Aviv, Israel

March 11, 2019

Anchiano Therapeutics Ltd.

Consolidated Statements of Financial Position as at December 31,

$ thousands

	Note	2018	2017

Assets

Cash and cash equivalents	4	7,517	1,454
Receivables	5	3,403	400

Total current assets		10,920	1,854
Non-current assets
Long-term prepaid expenses		1,115	11
Long-term pledged deposits		120	-
Asset for employee benefits, net		34	3
Fixed assets, net		385	219

Total non-current assets		1,654	233

Total assets		12,574	2,087

Liabilities

Trade payables		396	160
Other payables	6	2,021	2,381
Short-term employee benefits		644	155
Derivative instruments	8,10	6,975	-

Total current liabilities		10,036	2,696
Non-current liabilities
Derivative instruments	8,10	3,628	-
Total non-current liabilities		3,628	-

Total liabilities		13,664	2,696

Contingent liabilities and commitments	7

Equity	8
Share capital
Additional paid-in capital		70,595	60,043
Currency translation differences reserve		872	457
Capital reserve from share-based payments	9	3,566	1,767
Accumulated loss		(76,123)	(62,876)

Total equity (deficiency)		(1,090)	(609)

Total liabilities and equity		12,574	2,087

/s/ Dr. Stephen Hoffman	/s/ Dr. Frank Haluska	/s/ Jonathan Burgin
Dr. Stephen Hoffman	Dr. Frank Haluska	Jonathan Burgin
Chairman of the Board	Chief Executive Officer	Chief Operating Officer & Chief Financial Officer

Date of approval of the financial statements: March 11, 2019

The accompanying notes are an integral part of the consolidated financial statements.

Anchiano Therapeutics Ltd.

Consolidated Statements of Operations for the Year Ended December 31,

$ thousands (other than per share amounts)

	Note	2018	2017	2016

Research and development expenses	11	7,559	6,229	2,384
General and administrative expenses	12	5,485	3,163	2,258

Operating loss		13,044	9,392	4,642

Financing income	13	(1,127)	(1)	(44)
Financing expenses	13	741	92	7

Financing (income) expenses, net		(386)	91	(37)

Loss before income tax		12,658	9,483	4,605

Income tax	14	621	323	137

Net loss		13,279	9,806	4,742

Loss per share (in $):

Basic and diluted loss	15	1.05	1.09	0.87

The accompanying notes are an integral part of the consolidated financial statements.

Anchiano Therapeutics Ltd.

Consolidated Statements of Operations and Other Comprehensive Loss for the Year Ended December 31,

$ thousands

	2018	2017	2016

Loss for the year	13,279	9,806	4,742
Other comprehensive income items that will not be transferred to statement of operations

Re-measurement of defined benefit plan	(32)	-	-

Currency translation differences	(415)	(260)	(12)

Total comprehensive loss for the year	12,832	9,546	4,730

The accompanying notes are an integral part of the consolidated financial statements.

Anchiano Therapeutics Ltd.

Consolidated Statements of Changes in Equity (Deficiency)

$ thousands

	Share capital*	Additional paid-in capital	Currency translation differences reserve	Capital reserve from share- based payments	Accumulated loss	Total equity (deficiency)

Balance as at January 1, 2018	-	60,043	457	1,767	(62,876)	(609)

Issuance of shares, net	-	10,419	-	-	-	10,419
Exercise of share options	-	7	-	(1)	-	6
Expiration of options	-	126	-	(126)	-	-
Share-based payment	-	-	-	1,926	-	1,926

	-	10,552	-	1,799	-	12,351
Comprehensive income for the year	-	-	415	-	32	447
Loss for the year	-	-	-	-	(13,279)	(13,279)
Total comprehensive income (loss) for the year	-	-	415	-	(13,247)	(12,832)

Balance as at December 31, 2018	-	70,595	872	3,566	(76,123)	(1,090)

Balance as at January 1, 2017	-	54,983	197	1,186	(53,070)	3,296

Issuance of shares, net	-	4,911	-	-	-	4,911
Expiration of options	-	149	-	(149)	-	-
Share-based payment	-	-	-	730	-	730

	-	5,060	-	581	-	5,641
Comprehensive income for the year	-	-	260	-	-	260
Loss for the year	-	-	-	-	(9,806)	(9,806)
Total comprehensive income (loss) for the year	-	-	260	-	(9,806)	(9,546)

Balance as at December 31, 2017	-	60,043	457	1,767	(62,876)	(609)

Balance as at January 1, 2016	-	49,334	185	948	(48,328)	2,139

Issuance of shares, net	-	5,617	-	-	-	5,617
Expiration of options	-	32	-	(32)	-	-
Share-based payment	-	-	-	270	-	270

	-	5,649	-	238	-	5,887
Comprehensive income for the year	-	-	12	-	-	12
Loss for the year	-	-	-	-	(4,742)	(4,742)
Total comprehensive income (loss) for the year	-	-	12	-	(4,742)	(4,730)

Balance as at December 31, 2016	-	54,983	197	1,186	(53,070)	3,296

* See Note 8.

The accompanying notes are an integral part of the consolidated financial statements.

Anchiano Therapeutics Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31,

$ thousands

	Note	2018	2017	2016

Cash flows from operating activities

Loss for the year		(13,279)	(9,806)	(4,742)
Financing costs, net		(641)	259	55
Depreciation		66	51	41
Share-based payments	9	1,926	730	270
Taxes on income	14	621	323	137
Change in receivables	5	(3,496)	204	116
Change in trade payables		287	44	(491)
Change in other payables	6	(343)	46	940
Change in employee benefits		526	(2)	(60)
Change in long-term prepaid expenses		(156)	(3)	1
Taxes paid		(244)	(362)	-
Interest paid		(22)	-	-
Interest received	13	11	1	1

Net cash used in operating activities		(14,744)	(8,515)	(3,732)

Cash flows from investing activities

Change in other investment		-	-	153
Change in long pledged deposits		(125)	-	-
Purchase of fixed assets		(213)	(34)	(75)

Net cash (used in) provided by investing activities		(338)	(34)	78

Cash flows from financing activities

Proceeds from issuance of shares	8	10,911	5,665	6,503
Receipt of loan		4,050	-	-
Repayment of loan		(4,033)	-	-
Proceeds from issuance of warrants and derivative instruments		11,989	-	-
Issuance costs		(1,755)	(423)	(440)

Net cash provided by financing activities		21,162	5,242	6,063

Increase (decrease) in cash and cash equivalents		6,080	(3,307)	2,409

Cash and cash equivalents at the beginning of the year		1,454	4,564	2,203

Effect of exchange rate differences on cash and cash equivalents		(17)	197	(48)

Cash and cash equivalents at the end of the year	4	7,517	1,454	4,564

The accompanying notes are an integral part of the consolidated financial statements.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 1 – GENERAL

A.	The Company is incorporated and registered in Israel. In August 2018, the Company changed its name to Anchiano Therapeutics Ltd. (the “Company”) formerly BioCancell Ltd. The official address of the Company is 1/3 High Tech-Village, Edmond J. Safra Campus, Givat Ram, Jerusalem. The Company began trading American Depositary Shares (“ADSs”), each representing five ordinary shares, no par value of the Company (the “ordinary shares”), on the Nasdaq Capital Market in Febuary 2019, while its ordinary shares have traded on the Tel Aviv Stock Exchange since 2006.

The Company wholly owns a subsidiary, Anchiano Therapeutics Israel Ltd. (formerly BioCanCell Therapeutics Israel Ltd.), which itself wholly owns a Delaware-incorporated subsidiary, Anchiano Therapeutics, Inc. (formerly BioCanCell USA, Inc.) for the purposes of operating in the United States. This subsidiary is subject to the tax laws of the State of Delaware.

On February 14, 2019, the Company closed an initial public offering of 2,652,174 ADSs, each representing five ordinary shares of the Company (in total, 13,260,870 ordinary shares), at $11.50 per ADS, resulting in gross proceeds of $30.5 million. The ADSs trade on the Nasdaq Capital Market under the symbol “ANCN.” The underwriters in the offering (Oppenheimer & Co. Inc., Ladenburg Thalmann & Co. Inc. and LifeSci Capital LLC) were granted a 30-day option to purchase up to an additional 397,826 ADSs offered by the Company to cover over-allotments, if any. Pursuant to price protection rights granted to private investors in 2018 and activated in the offering, the Company allocated an additional 8,262,800 ordinary shares (equivalent to 1,652,560 ADSs) to rights holders and adjusted their warrants to be exercisable for an additional 6,207,330 ordinary shares (equivalent to 1,241,466 ADSs).

B.	Reporting entity

(1)	The consolidated financial statements of the Company as at December 31, 2018 include those of the Company, Anchiano Therapeutics Israel Ltd. and Anchiano Therapeutics, Inc., which are wholly owned by the Company (collectively, the “Group”).

(2)	The Group is involved in research and development of drugs for treatment of cancer. The Group’s products are in the research and development stage, and therefore there is no certainty regarding the Group’s ability to complete product development, obtain regulatory approvals and achieve marketing success. The Company has incurred recurring losses from operations. Continuation of the development stages related to the planned activities depend on future events, including raising additional capital and achieving operating profits in the future. The Group is taking steps to raise the capital required for the continuation of its operations (including an initial public offering resulting in gross proceeds of $30.5 million on February 14, 2019, see Note 1A. However, as at the reporting date, there is substantial doubt as to the Group’s ability to continue operating as a going concern. As of the approval date hereof and based on the Group’s assessments, the Group’s financial resources are expected to suffice until the end of the second quarter of 2020. The financial statements do not include any measurement or presentation adjustment for assets and liabilities that would be required if the Group does not continue operating as a going concern.

C.	Definitions

In these financial statements -

(1)	The Company - Anchiano Therapeutics Ltd.

(2)	The Group - Anchiano Therapeutics Ltd. and its subsidiaries.

(3)	Subsidiaries - the Company's wholly-owned subsidiary, Anchiano Therapeutics Israel Ltd., and its wholly-owned subsidiary, Anchiano Therapeutics, Inc., the financial statements of which are fully consolidated with those of the Company and which are fully owned and controlled by the Company.

(4)	Related party - Within its meaning in International Accounting Standard (“IAS”) 24 (2009), Related Party Disclosures.

(5)	Dollars or “$” - U.S. dollars.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 2 – BASIS OF PREPARATION

A.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 11, 2019.

B.	Functional and presentation currency

The New Israeli Shekel (“NIS”) is the currency that represents the principal economic environment in which the Group operates and is thus its functional currency. However, for financial reporting purposes, these financial statements, which are prepared using the functional currency for all amounts, including historical amounts, reflected in the Company’s financial statements, have been translated into a different presentation currency, the U.S. dollar. In preparation for its Nasdaq IPO, the Company intended ceased using the NIS and began using the U.S. dollar as its presentation currency to facilitate U.S. investors’ understanding of the Company’s financial statements. The assets and liabilities are translated at the exchange rates at the balance sheet date; Income and expenses are translated at average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included in foreign exchange translation adjustments to other comprehensive loss, a component of shareholders’ equity (deficiency).

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities: share-based payment and assets and liabilities for employee benefits.

D.	Operating cycle

The regular operating cycle of the Company is one year. As a result, current assets and current liabilities also include items the realization of which is intended to take place within the period of the Company's regular operating cycle.

E.	Classification of expenses recognized in the statement of operations

The classification of expenses recognized in the statement of operations is based on the nature of the expense. Additional information regarding the nature of the expense is included in the notes to the financial statements.

F.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The use of accounting estimates in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 2 – BASIS OF PREPARATION (CONT.)

G.	Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities.

Note 9D (Share-Based Payment) and Note 10G (Financial Instruments—Derivatives) include further information about the assumptions that were used to determine fair value.

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

H.	Changes in accounting policies

Initial application of new standards IFRS 9 (2014), Financial Instrument

As of January 1, 2018, the Group applies IFRS 9, Financial Instruments ( “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Furthermore, as from that date, the Group applies the amendment to IFRS 9.

Additionally, following the application of IFRS 9, the Group has adopted consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements.

The adoption of IFRS 9 did not have a material effect on these financial statements.

NOTE 3 – Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

A.	Basis of consolidation

A subsidiary is an entity controlled by the Company. The financial statements of the subsidiary are included in the consolidated financial statements from the date of obtaining control. The accounting policies of the subsidiary are aligned with the policies adopted by the Group.

Transactions eliminated on consolidation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions are eliminated in the preparation of the consolidated financial statements.

B.	Foreign currency

Transactions in foreign currencies are translated to the functional currency of the Group at the exchange rate in effect at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Gains and losses from exchange rate differences are recognized in the statement of operations.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 – Significant Accounting Policies (CONT.)

C.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include cash and cash equivalents, receivables, and trade and other payables. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial asset is recognized when the Group accepts the contractual conditions of the instrument. A financial asset is derecognized when the Group’s contractual rights to receive the cash flows deriving from the financial asset expire, or the Group transfers the financial asset to others without retaining control of the asset or transfers all the risks and rewards deriving from the asset. Regular way purchases and sales of financial assets are recognized on the date of the transaction, meaning on the date the Group undertook to purchase or sell the asset. Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, receivables are measured at amortized cost using the effective interest method, taking into account transaction costs, less impairment losses.

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

(2)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset (deferred issuance expenses) in the statement of financial position under receivables.

The costs are deducted from equity upon the initial recognition of the equity instruments.

In cases where the issuance is no longer likely to take place, the costs are recorded as general and administrative expenses in the statement of operations.

(3)	Derivative financial instruments

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 – Significant Accounting Policies (CONT.)

C.	Financial instruments (cont.)

(3)	Derivative financial instruments (cont.)

Measurement of derivative financial instruments (cont.)

The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense.

Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss. The remaining amount is the value of the equity component.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above.

D.	Fixed assets – Recognition and Measurement

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses. Costs includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 – Significant Accounting Policies (CONT.)

E.	Research and development

Research activities involve activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding. Expenditures from research activities are recognized in the statement of operations as profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Expenditures from development activities are recognized as an intangible asset only if the costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete research and development and to use or sell the asset.

None of the Company's expenditures meet the above conditions for development activities, and therefore are recognized in the statement of operations as profit or loss as incurred.

F.	Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the Group discounts the future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (the “Cash-Generating Unit”).

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (CONT.)

G.	Employee benefits

The Group has a number of post-employment benefit plans as described below:

(1)	Employee benefit plans

For employee benefits prior to April 1, 2014, the Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on high-quality linked corporate debentures that have maturity dates approximating the terms of the Group’s obligations and that are denominated in dollars. The calculations are performed by an actuary.

Re-measurements of the net defined benefit liability (asset) comprise actuarial gains and losses, the return on the plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). Re-measurements are recognized immediately directly in retained earnings through other comprehensive income. The liability for a benefit accumulated until the date of change of this plan is $175 thousand, and is presented net of the fair value of plan assets in the amount of $209 thousand.

On April 1, 2014, the Company entered into an agreement with Israeli employees whereby as from that date they are eligible for severance pay under Section 14 of the Severance Pay Law, 1963, and therefore as from that date, the plan is classified as a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

(2)	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

The employee benefits are classified as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(3)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

(4)	Share-based payment transactions

The fair value at grant date of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity over the period that the employees become eligible for the awards. The amount recognized as an expense that is conditional upon meeting service conditions is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions or with market performance vesting conditions, the fair value at grant date of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 – Significant Accounting Policies (CONT.)

H.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

Commitments to pay royalties

The Group does not recognize commitments to pay royalties until the event underlying the commitment occurs.

I.	Grants for participation in research and development expenses

Grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant. Grants that compensate the Group for expenses incurred are presented as a deduction from the corresponding expense.

Grants from the Israel Innovation Authority (“IIA”) in respect of research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the IIA are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The Group operates in the biotechnology industry and there is significant uncertainty (due to the preliminary stage it is in and the substantial financing that is required) regarding the success of the products under development and the return of the grant. Additionally, there is no requirement under the IIA grants to transfer the intellectual property underlying the research and development projects funded by the grants if the Group abandons the research and development or otherwise cannot generate product or licensing revenues from such research and development.

The Group believes that as at the reporting date, the conditions for recognition of a liability have not been met. Accordingly, the Group did not record a liability in respect of the IIA grants.

J.	Leases

The Group’s leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease (see Note 3N (Significant Accounting Policies—New standards and interpretations not yet adopted)).

K.	Financing income and expenses

The Group’s financing income comprises changes in the fair value of derivative financial instruments, interest income on funds invested and exchange rate differences. Changes in the fair value of derivative financial instruments are recognized through profit or loss. Interest income is recognized as it accrues, using the effective interest method.

The Group’s financing expenses include issuance costs of derivative financial instruments, and bank and other commissions. Borrowing costs are recognized in the statement of operations using the effective interest method. Issuance costs for derivative financial instruments are recognized through profit or loss.

In the statements of cash flows, interest received and interest paid are presented as cash flows from operating activities.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on foreign currency fluctuations.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (CONT.)

L.	Loss per share

The Group presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is also the diluted loss calculated by dividing the loss attributable to holders of ordinary shares of the Group by the weighted average number of ordinary shares outstanding during the period.

M.	Income tax expenses

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of current tax assets and liabilities

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

N.	New standards and interpretations not yet adopted

IFRS 16, Leases

IFRS 16, Leases ( “IFRS 16”) replaces IAS 17, Leases and the interpretations related to that standard. The provisions of IFRS 16 eliminates the current requirement for lessees to classify leases as operational or financial. Instead, the new standard introduces a single model for the accounting of leases by lessees, whereby the lessee recognizes a right-of-use asset and liability for the lease in its financial statements. IFRS 16 includes two exceptions to the general model, whereby a lessee can elect not to implement the recognition requirements of the right-of-use asset and liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

IFRS 16 applies for annual periods commencing January 1, 2019. The standard includes various approaches for implementation: full retrospective application with a restatement of comparative information or modified retrospective application with the cumulative impact of the initial application of IFRS 16 adjusting the opening balance of the retained earnings at that date.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 3 - Significant Accounting Policies (CONT.)

N.	New standards and interpretations not yet adopted (cont.)

The Group intends to apply IFRS 16 starting from January 1, 2019 using the modified retrospective approach, while adjusting the accumulated loss as of January 1, 2019.

The Group intends to elect to apply the transitional provisions whereby on the date of initial application it will recognize a lease liability at the present value of the balance of the future lease payments discounted at the incremental interest rate of the lease as at that date and at the same time it will recognize in the same amount as a liability, a right of use asset in the lease, adjusted for lease payments made in advance or that were accrued and that were recognized as an asset or liability prior to the initial application. As a result, the application of IFRS 16 is not expected to have an impact on the balance of retained earnings (deficit) as of the initial application.

In respect of leases in which the Group is the lessee and that were classified at the time of the initial application as an operating lease, except for cases where the Group elected to apply the expedients of IFRS 16, as stated, the Group is required to recognize on the date of initial application a right-of-use asset and a lease liability in respect of all leases for which it has the right to control the use of the identified assets for a defined time period. These changes, as stated, are expected to lead to an increase of about $1.7 million in the balance of right-of-use assets and an increase of about $1.7 million in the balance of the lease liabilities. Additionally, depreciation and amortization expenses will be recognized for the right-of-use assets, which will be evaluated for impairments in accordance with the provisions of IAS 36. In addition, financing expenses will be recognized for the lease liabilities. Therefore, from the date of initial application of IFRS 16, rent expenses related to operating leases, which were presented in the general and administrative expenses and research and development expenses in the statement of operations, will be capitalized as assets and expensed as part of depreciation expenses in successive periods.

Note 4 – Cash and Cash Equivalents

	December 31, 2018	December 31, 2017
	$ thousands

Cash	1,517	1,436
Cash equivalents	6,000	18

	7,517	1,454

The Group’s exposure to interest rate risk, foreign currency risk and a sensitivity analysis in respect of cash and cash equivalents is included in Note 10 (Financial Instruments).

Note 5 – Receivables

	December 31, 2018	December 31, 2017
	$ thousands

Government authorities	92	73
Deferred issuance expenses	689	265
Prepaid expenses - clinical trial	2,491	-
Prepaid expenses - others	110	47
Other	21	15

	3,403	400

For the Group’s exposure to foreign currency and liquidity risks from receivables, see Note 10 (Financial Instruments).

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 6 – Other Payables

	December 31, 2018	December 31, 2017
	$ thousands

Institutions and employees for salary	89	96
Accrued expenses	1,932	2,285

	2,021	2,381

For the Group’s exposure to foreign currency and liquidity risks from other payables, see Note 10 (Financial Instruments).

NOTE 7 – CONTINGENT LIABILITIES AND COMMITMENTS

A.	Liability for royalty payments to the Israel Innovation Authority

The Group has financed part of its research and development activities with grants from the IIA. In return for the IIA grants, the Group will be required to pay royalties of between 3% and 5% from the revenue from sales of the product developed using the IIA grants, up to the full amount of the grant, linked to the dollar/NIS exchange rate plus an agreed rate of interest. No new grant applications have been submitted to the IIA since 2013.

As at December 31, 2018, the Group’s maximum liability for repayment of the royalties is estimated at $4.0 million. The transfer outside of Israel of all or part of the production of the product developed using the IIA grants requires higher payments of royalties of up to 200% of the total liability. The Group has yet to start paying royalties. The financial statements do not include a liability for royalties for these grants since the conditions for recognition of the liability have not been fulfilled (see also Note 3I (Significant Accounting Policies—Grants for participation in research and development expenses) above).

B.	Royalties agreement

The research and development activities of the Group are based on an exclusive license granted to the Group to use patent-protected technology and/or applications for the registration of patents developed by the Group.

The rights to these patents originally belonged to Yissum Technology Transfer, the research development company of The Hebrew University of Jerusalem (hereinafter , “Yissum”). Under the 2005 license agreement between Yissum and the Group, as amended (the “License Agreement"), Yissum granted an exclusive license to the Group for the global development, use, manufacture and commercialization of products that are based on the patents. In return, the Group undertook to pay royalties to Yissum at the following rates:

(1)	4% of sales net of distribution costs; and
(2)	10% of the total consideration received by the Group from any third party obtaining a sub-license to use the Group’s technologies.

The rate of royalties from sales in countries where a patent has not been registered, in which a third party sells identical products, will be reduced by 50%.

The Group does not recognize a liability for royalties until the event underlying the liability actually occurs and therefore the financial statements do not include a liability for these royalties.

Regarding the payment period of the royalties, it was determined that for countries in which a patent is registered, the payment period of the royalties for sales in such countries will continue until the later of (A) the expiry date of the patent in that country; (B) the expiry of the exclusivity period (set by an authorized entity in that country) for a product based on the patent; or (C) nine years from the date of the first commercial sale in that country. For countries in which no patent has been registered with success, the payment period of the royalties for sales in such countries will continue until the later of (1) the expiry date of the regulatory exclusivity in that country; or (2) nine years from the date of the first commercial sale in that country.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 7 – CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

B.	Royalties agreement (cont.)

The license with Yissum will remain valid after the end of the royalty period for both countries in which a patent was registered and for countries in which a patent was not registered, at which time the Group will have an irrevocable, unlimited license that is exempt from payment of royalties for sales in the country where the royalty period has ended.

The Group has undertaken to indemnify Yissum and The Hebrew University of Jerusalem, their employees, officers, representatives and any person acting on their behalf (hereinafter, the “Indemnitees”) for any liability, including product liability, damages, losses, expenses, fees and reasonable legal expenses (hereinafter, “Damages") that they may incur due to the acts and omissions of the Group, and/or arising from the use, development, production, marketing, sale and/or grant of a biotechnology sublicense, unless the Damages are due to gross or malicious negligence by the Indemnitees. In addition, before the clinical trials started and prior to the first commercial sale, the Group undertook to purchase comprehensive liability insurance for product liability and the Group's undertaking for their indemnification and to add Yissum as an additional insured party. The Group also undertook to purchase, at its expense, when the clinical trials begin, a liability insurance policy for clinical trials in an appropriate amount and in accordance with customary commercial practice. The Group acquired insurance for the clinical trials it finances.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 7 – CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

C.	Car rentals

The Group has agreements to lease vehicles for 12-36 months each. In respect of these agreements, the Group has made deposits to secure future lease commitments. As at the balance sheet date, the balance of these deposits is approximately $11 thousand. The deposits are linked to the Israeli Consumer Price Index (“CPI”) and do not bear interest.

At the end of the reporting period, the minimum rent to be paid for the lease agreements is as follows:

$ thousands

2019	32
2020	14

46

D.	Office and lab rental

In January 2018, the Company signed an agreement to rent a laboratory and offices in Jerusalem’s Har Hotzvim industrial zone through May 2023. The Company has an option to extend the agreement by another five years. The annual rent (including management fees) is approximately $360 thousand and is linked to the CPI. Pursuant to the agreement, bank guarantees were provided to the property owner of $103 thousand. The minimum future rental fee for the rental agreements is $1.6 million.

In November 2013, the Company signed a rental agreement with the Development & Management of Jerusalem Industrial Zones Administration Ltd. in the Edmund J. Safra High-Tech Village in Givat Ram, Jerusalem, which was extended until September 2021. However, The total annual rent is approximately $60 thousand. Under the agreement, a bank guarantee of $17 thousand was provided in favor of the property owner. The minimum future rent is $14 thousand.

In May 2018, Anchiano Therapeutics, Inc signed a new agreement to rent space for offices in Cambridge, Massachusetts, until December 2021. The annual rent is approximately $140 thousand. The minimum future rental fee for the rental agreements is $0.4 million.

E.	In June 2018, the Company signed an agreement with Syneos Health (“Syneos”) to act as the Company’s clinical research organization (CRO) and to manage the Group’s first registrational bladder cancer clinical trial. The minimum future obligation to Syneos is approximately $2.7 million.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 8 – Equity

A.	General

(1)	In June 2018, the Company completed a 10:1 reverse share split, canceled the par value of its ordinary shares and increased its authorized capital to 30 million ordinary shares. In December 2018, the Company increased its authorized capital to 100 million ordinary shares. All amounts of shares, underlying shares, share prices and exercise prices in these financial statements reflect these adjustments.

(2)	On February 14, 2019, the Company completed its initial public offering of 2,652,174 ADSs, each representing five ordinary shares. The ADSs are listed on the Nasdaq Capital market under the symbol “ANCN” (see Note 1 (General) for additional information).

B.	Share capital

	Number of ordinary shares
	2018	2017
In thousands of shares

Issued and paid up share capital as of January 1	9,613	7,400
Issued during the year – fundraising	5,961	2,213
Issued during the year – other	2	-

Issued and paid up share capital as of December 31	15,576	9,613

Authorized capital	100,000	19,000

C.	Issuances

Summary of fundraising securities issuances in 2018 and 2017:

Date	Class	Shares	Gross Consideration (USD thousands)	Issuance expenses (USD thousands)
June 2018	Private offering of shares (1)	5,960,787	22,900	1,038
April 2017	Public offering of shares (2)	2,213,430	5,665	754

(1)	In June 2018, the Company completed a fundraising of $22.9 million from investors in the United States and Israel, as well as existing shareholders, led by Shavit Capital Funds. In consideration for the investment, the Company issued 5,960,787 ordinary shares (constituting approximately 38% of the Company’s issued and outstanding share capital after completion of the transaction) at a price per share of about $3.842, as well as warrants to acquire additional shares equal to 80% of the shares issued, at an exercise price per share of NIS 16.20 (about $4.32). The warrants are exercisable for five years from the closing date of the transaction, as of December 31, 2018, and may be exercised on a cashless basis.

In addition, the investors were granted price protection rights (to shares and warrants) in the event of a future share issuance by the Company wherein the price does not increase by at least approximately 42.86% over the price per share in the fundraising (or the adjusted price per share, if the price has already been adjusted). For details of an allocation pursuant to these rights, see Note 1 (General) above.

The consideration was allocated to additional paid-in capital and to two derivative financial instruments: financial instrument – warrants and financial instrument – price protection mechanism (collectively, the “shares” (“Derivative Financial Instruments”). The Derivative Financial Instruments were measured at fair value on the date of the transaction, since they constitute Level 3 derivative financial instruments. The Company used the Probability-Weighted Expected Return Method and the main assumptions underlying the calculation were a share price of NIS 13.20 (about $3.62 at the time of allocation), expected volatility of 52%, cost of capital of 14%, a risk-free interest rate range of 0.21% to 1.58% and no dividend payments during the valuation period. The fair value as of the transaction date of the Derivative Financial Instruments (warrants and price protection mechanism) is approximately $6.5 million and $5.5 million, respectively. The remaining balance was allocated to equity.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 8 – Equity (CONT.)

C.	Issuances (cont.)

Instruments are measured at fair value at the end of every reporting period and the difference in the fair value is recognized in the statement of operations as financing expenses. The issuance costs related to the fundraising amounted to approximately $1.0 million, of which $492 thousand was deducted from equity and $546 thousand was charged to the statement of operations as financing expenses. As of December 31, 2018, the fair value of the Derivative Financial Instruments (warrants and price protection mechanism) is $3.6 million and $7.0 million, respectively. The change in fair value between June 30, 2018 and December 31, 2018 was a profit of $1.1 million, which was recognized in the statement of operations as financing income.

(2)	In April 2017, the Company issued shares to the public in Israel pursuant to a shelf offering report. In the offering, the Company issued 2,213,430 ordinary shares at a price per share of $2.60, for gross proceeds of $5.7 million.

Note 9 – Share-based Payment

A.	The table below summarizes the terms of the grants and the number of options granted by the Company and not yet exercised, forfeited or expired as of December 31, 2018:

Grant Date	Number of options		No. of underlying shares (1)	Exercise price per share (1)	Actual vesting date	Contractual life of options

2009	38,000		447	$71.82	4 years (2)	10 years

2010	140,000		1,649	$64.57	3 years (3)	10 years

2011	300,000	*	3,533	$65.72	4 years (2)	10 years

2013	150,000		1,766	$23.11	4 years (2)	10 years

2014	130,000	*	14,639	$6.24	4 years (2)	10 years

2015	201,000	*	20,100	$3.23	4 years (2)	10 years

2016	5,627,816	*	562,782	$2.60	4 years (4)	10 years

2017	1,649,416	*	164,942	$2.90	4 years (4)	10 years
	10,000	*	1,000	$2.90	4 years (5)	10 years
	2,793,533	*	279,353	$2.43	4 years (5)	10 years
	40,000		4,000	$2.50	4 years (5)	10 years
	20,000		20,000	$3.90	2 years (6)	10 years

2018	909,203	*	909,203	$3.67	4 years (4)	10 years
	340,000	*	340,000	$2.94	4 years (5)	10 years
	130,000	*	130,000	$4.00	4 years (5)	10 years
	353	*	353	$3.93	4 years (5)	10 years
Total as of December 31, 2018	12,479,321		2,453,767

*	Some or all of the options were granted to related parties and/or key managerial personnel in the Group (1,249,556 options in 2018; 2,652,949 options in 2017; 5,627,816 options in 2016; 60,000 options in 2015; 40,000 options in 2014 and 300,000 options in 2011). See also Note 16A (Transactions and Balances with Related Parties—Benefits for key managers (including directors)).

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 9 – Share-based Payment (CONT.)

D.	The table below presents the fair value of the services received in consideration of the options granted, based on the fair value of the granted options, using the Black and Scholes option pricing model:

	Granted in	Granted in
	2018	2017

Fair value at the grant date (1)	$2.6 million	$1.1 million
The following parameters were used in the model:
Share price at the grant date	$2.93 - $4.00	$2.54 - $3.92
Exercise price	$2.94 - $4.00	$2.62 - $3.92
Expected volatility (2)	54.0% - 71.8%	66.9% - 78.1%
Expected life of the option (3)	5.38 - 7 years	5.13 - 7.06 years
Risk-free interest rate (4)	1.41% - 3.10%	0.86% - 2.75%
Rate of expected dividends	-	-

(1)	NIS-denominated amounts have been presented in dollars using the Bank of Israel exchange rate in effect on December 31 in the year being presented.

(2)	The anticipated volatility is based on the historical volatility of the Company’s share price.

(3)	For options granted to the Company’s chief executive officer (“CEO”), the expected life is subject to certain conditions as set out in Note 16B (Transactions and Balances with Related Parties—CEO Compensation), and will be assessed in each period in accordance with the probability of their occurrence.

(4)	The risk-free interest rate is based on the yield to maturity of Israeli government bonds for options with an NIS exercise price, and of U.S. Treasury Securities for options with a dollar exercise price, having a duration to maturity equal to the expected life of the options.

E.	Salary expenses for share-based payment amounted to $1.9 million for the year ended December 31, 2018 and $0.7 million for the year ended December 31, 2017 (see also Notes 11 (Research and Development Expenses) and Note 12 (General and Administrative Expenses)). For information regarding options granted to related parties, see also Note 16 (Transactions and Balances with Related Parties).

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 – Financial Instruments

The Group has exposure to the following risks from its use of financial instruments: credit, liquidity and market risks.

A.	Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group's risk management policy was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group's operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

B.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables.The Group restricts exposure to credit risk by investing only in bank deposits.

Exposure to credit risk

The carrying amount of financial assets represents the Group’s maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2018	2017
	Carrying amount
	$ thousands	$ thousands

Cash and cash equivalents	7,517	1,454
Long-term pledged deposits	120	-

	7,637	1,454

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities as they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

This does not take into account the potential effect of extreme circumstances that cannot reasonably be predicted.

See also Note 1B(2) (General—Reporting Entity) regarding going concern.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 – Financial Instruments (CONT.)

C.	Liquidity risk (cont.)

The following are the carrying amounts of contractual maturities of financial liabilities, including estimated interest payments:

	December 31,
	2018	2017
	Carrying amount
	$ thousands	$ thousands
Financial liabilities
Trade payables	396	160
Other payables	1,545	2,285

Total	1,941	2,445

The amounts of contractual cash flows and liabilities maturing in the six months subsequent to the balance sheet date are identical to the carrying amounts.

D.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing return.

Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in dollars and euros. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the NIS and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 – Financial Instruments (CONT.)

E.	CPI and foreign currency risks

A.	The table below presents the Group’s exposure to CPI and currency risks, based on notional amounts:

	December 31, 2018
	NIS	NIS CPI-Linked	In other currency	Total
	$ thousands

Assets
Cash and cash equivalents	201	-	7,316	7,517
Long-term pledged deposits	120	-	-	120

	321	-	7,316	7,637
Liabilities
Trade payables	132	-	264	396
Other payables	467	-	1,078	1,545
Derivative Financial Instruments	10,603	-	-	10,603

	11,202	-	1,342	12,544

	December 31, 2017
	NIS	NIS CPI-Linked	In other currency	Total
	$ thousands

Assets
Cash and cash equivalents	322	-	1,132	1,454

	322	-	1,132	1,454
Liabilities
Trade payables	100	-	60	160
Other payables	501	-	1,784	2,285

	601	-	1,844	2,445

B.	Sensitivity analysis

A change as of December 31 in the exchange rates of the dollar and of the euro against the NIS, as indicated below, or a change in the CPI would have increased (reduced) profit or loss and equity by the amounts presented below. The analysis below is based on foreign currency exchange rate and CPI variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2018		December 31, 2017
	Increase	Decrease	Increase	Decrease
	Equity and profit or loss	Equity and profit or loss	Equity and profit or loss	Equity and profit or loss

Change of 5% in the $/NIS exchange rate	308	(308)	(47)	47
Change of 5% in the euro/NIS exchange rate	(9)	9	11	(11)

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 – Financial Instruments (CONT.)

F.	Interest rate risk

The Group is subject to risks relating to changes in interest rates. The Group’s interest-bearing financial instruments are presented below:

	December 31,
	2018	2017
	$ thousands	$ thousands

Fixed-interest instruments

Cash and cash equivalents	6,000	18
Long-term pledged deposits	120	-
	6,120	18

G.	Fair value

Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with the fair value hierarchy levels (for a definition of various hierarchy levels, see Note 2 regarding the basis of prepration of the financial statements).

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	$ thousands	$ thousands	$ thousands	$ thousands

Financial assets measured at fair value

Derivative Financial Instrument	-	-	10,603	10,603

	-	-	10,603	10,603

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 - Financial Instruments (CONT.)

G.	Fair value (cont.)

The following table presents the changes in Level 3 instruments for the year ended December 31, 2018:

	Derivative Financial Instrument- warrants	Derivative Financial Instrument - price protection mechanism	Total
	$ thousands

Closing balance as of June 29, 2018*	6,531	5,458	11,989
Loss (Gain) recognized in profit or loss during 2018	(2,791)	1,706	(1,085)
Currency translation difference	(112)	(189)	(301)
Closing balance as of December 31, 2018	3,628	6,975	10,603

* The date the Derivative Financial Instruments were issued.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 10 – Financial Instruments (CONT.)

The Derivative Financial Instruments are measured at fair value using standard valuation techniques for these types of instruments (Probability-Weighted Expected Return Method) on the basis of the following inputs:

	December 31, 2018	June 29, 2018
Observable inputs:
Share price (NIS)	9.36	13.2
Exercise price (NIS)	16.2	16.2
Volatility	48%	52%
Risk-free rate	0.54-1.83%	0.21-1.58%
Cost of capital	15%	14%

Note 11 – Research and Development Expenses

	Year ended December 31,
	2018	2017	2016
	$ thousands	$ thousands	$ thousands

Clinical trial materials	2,672	1,982	16
Development of production processes	545	1,810	1,013
Salaries, wages and incidentals	2,031	1,137	706
Clinical trial management	1,610	766	195
Labratory rent and maintenance	376	232	236
Other	325	302	218

	7,559	6,229	2,384

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 12 – General and AdmiNIStrative Expenses

	Year ended December 31
	2018	2017	2016
	$ thousands	$ thousands	$ thousands

Salaries, wages and incidentals	1,383	1,080	794
Share-based payment	1,651	550	260
Professionals and consultants	1,197	571	618
Rent, maintenance and insurance	504	249	131
Investor relations and business development	436	367	78
Other	314	346	377

	5,485	3,163	2,258

Note 13 – Financing (INCOME) Expenses, Net

	Year ended December 31,
	2018	2017	2016
	$ thousands	$ thousands	$ thousands
Financing income
Interest income from deposits	42	1	1
Net gain from change in exchange rates	-	-	43
Net change in fair value of financial instruments designated at fair value through profit or loss	1,085	-	-

Financing income recognized in statement of operations	1,127	1	44

Financing expenses
Net loss from change in exchange rates	170	87	-
Issuance costs	546	-	-
Interest expenses, bank fees and other	25	5	7

Financing expenses recognized in statement of operations	741	92	7

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 14 – INCOME TAX

A.	Information about the tax environment of the Group:

(1)	Anchiano Therapeutics Ltd. is taxed according to Israeli tax laws.

Anchiano Therapeutics Israel Ltd. is taxed according to Israeli tax laws.

Anchiano Therapeutics, Inc. is taxed according to U.S. tax laws.

(2)	Rate of corporate tax

Presented hereunder are the tax rates relevant to the Company in the years 2016 through 2018:

2016 – 25%

2017 – 24%

2018 – 23%

(A)	On January 4, 2016 ,the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as of January 1, 2016.

Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate was reduced from 25% to 24% as from January 2017 and to 23% as from January 2018 and thereafter.

As a result of the reduction in the tax rate to 23% in two steps, the deferred tax balances as at December 31, 2018 were calculated according to the new tax rate specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), at the tax rate expected to apply on the date of reversal.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(B)	On December 22, 2017, the U.S. Tax Reform Act was signed into law. The legislation significantly changes U.S. tax law, inter alia, by lowering the U.S. federal corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Therefore, the aggregate annual federal and state tax rate applicable for the Company’s U.S. subsidiary, Anchiano Therapeutics, Inc., in 2018 is up to 32%.

The U.S. subsidiary provides the Group with general and clinical trial management services. For these services, the subsidiary is compensated on a cost-plus basis, and records income taxes accordingly.

(3)	Benefits under the Law for the Encouragement of Capital Investments – beneficiary enterprise

Anchiano Therapeutics Israel Ltd. has elected 2009 as the year of election, under the Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”). The income generated by the “Beneficiary Enterprise” is exempt from tax over a period of ten years. The benefits are contingent upon compliance with the terms of the Encouragement Law, including approval to be considered a biotechnology company.

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 14 – INCOME TAX (CONT.)

B.	Tax assessments in Israel and the United States

The Company and Anchiano Therapeutics Israel Ltd. have final tax assessments up to and including the 2013 tax year, as well as deduction assessments that are considered final up to and including 2013.

Anchiano Therapeutics, Inc. commenced operations in 2016 and the Company has filed its tax returns for 2016 and 2017 and has a final tax assessment for 2016.

C.	Carryforward tax losses

(1)	As of December 31, 2018, The Company has carryforward losses for tax purposes of approximately $5.4 million and carryforward capital losses of approximately $12.3 million from the liquidation of BioCanCell Therapeutics, Inc. following at the Company’s reorganization as an Israeli corporation (see (3) below). As of December 31, 2017, the Company had carryforward tax losses of approximately $3.7 million and carryforward capital losses of $13.3 million.

(2)	As of December 31, 2018, Anchiano Therapeutics Israel Ltd. has carryforward losses for tax purposes of approximately $56 million and carryforward capital losses of approximately $1.4 million. As of December 31, 2017, Anchiano Therapeutics Israel Ltd. had carryforward tax losses of approximately $50.5 million and carryforward capital losses of approximately $1.4 million.

(3)	BioCanCell Therapeutics, Inc. was dissolved at the end of 2012 and therefore the Company estimates that its accumulated losses will not be utilized in the future.

D.	Unrecognized deferred tax assets

The Group does not create deferred taxes for temporary differences and carryforward losses that require recognition of deferred tax assets, as it does not expect to utilize them in the foreseeable future. According to Israeli tax laws, there is no time limitation on the utilization of losses for tax purposes.

E.	Unrecognized deferred tax assets

	December 31,
	2018	2017
	$ thousands

Losses for tax purposes	61,630	54,290
Deductible temporary differences	8,649	7,038
Capital loss for tax purposes	13,716	14,828

	83,995	76,156

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

NOTE 14 – INCOME TAX (CONT.)

F.	Reconciliation between the theoretical tax on pre-tax loss and the tax expenses

	Year ended December 31
	2018	2017	2016
	$ thousands

Loss before income tax	(12,658)	(9,483)	(4,605)

Principal statutory tax rate of the Company	23%	24%	25%

Tax calculated at the Company's principal tax rate	(2,911)	(2,276)	(1,151)

Addition (saving) in tax liability for:
Unrecognized expenses	165	62	69
Different tax rate in subsidiaries operating outside of Israel	132	129	52
Change in temporary differences for which deferred taxes were not recognized	474	558	(506)
Taxes in respect of previous years	(11)	-	-
Losses and benefits for tax purposes for the year, for which deferred taxes were not recorded	2,772	1,850	1,673

Taxes on income from continuing operations	621	323	137

Note 15 – Loss per Share

A.	Basic loss per share

The calculation of the basic loss per share as of December 31, 2018, 2017 and 2016 was based on the loss attributable to holders of ordinary shares in the amount of $13.3 million, $9.8 million and $4.7 million, respectively, divided by the weighted average number of ordinary shares outstanding of $12.6 million, 9 million and 5.4 million shares, respectively, calculated as follows:

Weighted average number of ordinary shares:

	Year ended December 31,
	2018	2017	2016

In thousands of shares

Balance as at January 1	9,613	7,400	4,889

Effect of shares issued during the year	3,021	1,625	544

Weighted average number of ordinary shares used to calculate basic loss per share	12,634	9,025	5,433

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 15 – Loss per Share (CONT.)

B.	Diluted loss per share

The Company did not present data for the diluted loss per share due to the anti-dilutive effect of options (exercisable into 2.5 million shares on December 31, 2018 and 1.2 million shares on December 31, 2017), investor warrants (exercisable into 4.8 million shares on December 31, 2018 and 0 shares on December 31, 2017) and the price protection mechanism. See Note 8 (Equity) and Note 9 (Share Based Payment) for information about options and warrants for the purchase of the Company’s ordinary shares and the price protection mechanism, which may have a dilutive effect in the future.

NOTE 16 – Transactions and Balances with Related Parties

A.	Benefits for key managers (including directors)

Senior managers in the Group are eligible, in addition to their salary, to non-cash benefits (such as the use of a company car). The Group also contributes to their post-employment benefit plans.

The senior managers also participate in the Company’s share options plan. See Note 9 (Share-Based Payment).

Benefits for key managers (including directors):

	Year ended December 31,
	2018		2017
	Number of people in the year	Expenditure in $ thousands	Number of people in the year	Expenditure in $ thousands

Short-term employee benefits (including salaries)	4	1,232	3	970
Post-employment benefits	1	13	1	13
Share-based payments	6	1,556	5	628
Salary and insurance for directors	10	154	9	146
		2,955		1,757

B.	CEO Compensation

In June 2018, options to purchase 909,203 shares were allotted to the CEO in accordance with his employment agreement, which includes rights to the grant of options at the time of fundraising at an exercise price of $3.67 per share (the fair value of the Company's ordinary shares on the approval date by the Company’s Board of Directors on this matter), vesting in four tranches at the end of each year from the beginning of his employment in May 2016, at a total cost of $1.7 million. As part of the fundraising in June 2018 described in Note 8C (Equity—Issuances) above, the CEO waived his entitlement to additional future grants.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for this filing and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

ANCHIANO THERAPEUTICS LTD.

By:	/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Date: March 25, 2019

101