Form 20-F/A
period 2018-12-31
Anchiano Therapeutics Ltd.
filed 2019-04-24
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                     Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 to Anchiano Therapeutics Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, originally filed with the Securities and Exchange Commission on March 25, 2019 (the “2018 Form 20-F”), is being filed for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not previously filed, and including a page to the financial statements notes that was inadvertently omitted from the original filing.

Other than as expressly set forth above, this Amendment No. 1 to the 2018 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2018 Form 20-F, or reflect any events that have occurred after the 2018 Form 20-F was originally filed.

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

ITEM 19.         Exhibits

Exhibit No.	Description
1.1#	Anchiano Therapeutics Ltd. Amended and Restated Articles of Association (previously filed as Exhibit 3.2 of amendment no. 4 to our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on February 11, 2019 and incorporated by reference herein)

2.1	Deposit Agreement between Anchiano Therapeutics Ltd., the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 6-K (File No. 001-38807) as filed with the SEC on February 14, 2019 and incorporated by reference herein)

4.1	Amended and Restated Exclusive License Agreement between Yissum Research Development Company of the Hebrew University of Jerusalem and the Company, dated November 14, 2005, as amended by Amendment No. 1 dated November 22, 2005, Amendment No. 2 dated September 11, 2007, Amendment No. 3 dated January 24, 2011 and Amendment No. 4 dated November 6, 2013 (previously filed as Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.2†	Clinical Supply Agreement among BioCancell Therapeutics Israel Ltd., Boehringer Ingelheim Biopharmaceuticals GmbH and Boehringer Ingelheim RCV GmbH & Co KG, dated April 3, 2013 (previously filed as Exhibit 10.3 of amendment no. 2 to our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on February 5, 2019 and incorporated by reference herein)

4.3	Master Services Agreement between BioCancell Therapeutics Israel Ltd. and INC Research, LLC dated October 25, 2017 (previously filed as Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.4#	2011 Incentive Plan for Employees, Officers and Consultants (previously filed as Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.5#	Compensation Policy for Officers, dated February 2017 (previously filed as Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.6	2017 Equity-Based Incentive Plan (previously filed as Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

4.7	Information Rights Agreement between Anchiano Therapeutics Ltd. and Clal Biotechnology Industries Ltd., dated December 19, 2018 (previously filed as Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein)

8.1	List of Subsidiaries (incorporated by reference to Item 4.C of this Form 20-F).

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

13.1	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	English translation of original Hebrew document.
†	Confidential treatment requested as to certain portions, which portions have been separately filed with the SEC

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

(2)	In April 2017, the Company issued shares to the public in Israel pursuant to a shelf offering report. In the offering, the Company issued 2,213,430 ordinary shares at a price per share of $2.60, for gross proceeds of $5.7 million.

Note 9 – Share-based Payment

A.	The table below summarizes the terms of the grants and the number of options granted by the Company and not yet exercised, forfeited or expired as of December 31, 2018:

Grant Date	Number of options		No. of underlying shares (1)	Exercise price per share (1)	Actual vesting date	Contractual life of options

2009	38,000		447	$71.82	4 years (2)	10 years

2010	140,000		1,649	$64.57	3 years (3)	10 years

2011	300,000	*	3,533	$65.72	4 years (2)	10 years

2013	150,000		1,766	$23.11	4 years (2)	10 years

2014	130,000	*	14,639	$6.24	4 years (2)	10 years

2015	201,000	*	20,100	$3.23	4 years (2)	10 years

2016	5,627,816	*	562,782	$2.60	4 years (4)	10 years

2017	1,649,416	*	164,942	$2.90	4 years (4)	10 years
	10,000	*	1,000	$2.90	4 years (5)	10 years
	2,793,533	*	279,353	$2.43	4 years (5)	10 years
	40,000		4,000	$2.50	4 years (5)	10 years
	20,000		20,000	$3.90	2 years (6)	10 years

2018	909,203	*	909,203	$3.67	4 years (4)	10 years
	340,000	*	340,000	$2.94	4 years (5)	10 years
	130,000	*	130,000	$4.00	4 years (5)	10 years
	353	*	353	$3.93	4 years (5)	10 years
Total as of December 31, 2018	12,479,321		2,453,767

*	Some or all of the options were granted to related parties and/or key managerial personnel in the Group (1,249,556 options in 2018; 2,652,949 options in 2017; 5,627,816 options in 2016; 60,000 options in 2015; 40,000 options in 2014 and 300,000 options in 2011). See also Note 16A (Transactions and Balances with Related Parties—Benefits for key managers (including directors)).

Anchiano Therapeutics Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2018

Note 9 – Share-based Payment (CONT.)

(1)	After historical adjustments in the Company’s share capital, including the 10:1 reverse share split in June 2018. NIS-denominated exercise prices have been presented in dollars using the Bank of Israel exchange rate in effect on December 31, 2018.
(2)	The options vest in 16 equal quarterly tranches.
(3)	The options vested in 12 equal quarterly tranches.
(4)	The options vest in four equal annual tranches, commencing one year after the start of employment.
(5)	25% of the options vest after one year, and the remainder in 12 equal quarterly tranches over three additional years.
(6)	The options vest in eight equal quarterly tranches.

B.	The table below presents changes in options outstanding and the weighted average exercise price per share for the periods indicated:

	2018		2017
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Outstanding at the beginning of the year	1,220,761		633,052

Granted during the year	1,379,556	3.52	609,295 *	2.80
Exercised during the year	(1,750)	3.13	-	-
Forfeited during the year	(90,280)	2.69	(1,428)	4.04
Expired during the year	(54,520)	5.22	(20,158)	50.70

Total shares underlying options outstanding at the end of the year	2,453,767	3.32	1,220,761	3.12

*	Including options to purchase 20,000 ordinary shares that were approved by the Company in 2017 and granted in 2018.

The weighted average contractual life of the options outstanding as at December 31, 2018 is 8.1 years (as at December 31, 2017, 8.8 years).

Note: NIS-denominated exercise prices have been presented in dollars using the Bank of Israel exchange rate in effect on December 31 in the year being presented.

C.	The table below presents the average exercise price of options exercisable at the end of the year for the periods indicated:

December 31, 2018		December 31, 2017
Number of underlying shares	Average Exercise price per share	Number of underlying shares	Average Exercise price per share
979,792	$3.59	265,168	$5.10

Note: NIS-denominated exercise prices have been presented in dollars using the Bank of Israel exchange rate in effect on December 31 in the year being presented.

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

Date: April 24, 2019

101