Form 20-F
period 2023-12-31
Chemomab Therapeutics Ltd.
filed 2024-03-28
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-40490
Chemomab Therapeutics Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

Kiryat Atidim, Building 7, Tel Aviv 6158002, Israel
+972 77-331-0156
(Address of principal executive offices)

Sigal Fattal
Chief Financial Officer
Kiryat Atidim Building 7
Tel Aviv, Israel
Telephone: (855) 492-5563
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twenty (20) ordinary shares, no par value per share	CMMB	Nasdaq Capital Market
Ordinary shares, no par-value*	NA	Nasdaq Capital Market

*Not for trading; only in connection with the registration of American Depository Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the registrant had outstanding 284,094,700 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

Yes ☐ No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION		5

PART I		6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6

ITEM 3. KEY INFORMATION		6

A.	[Reserved.]	6

B.	Capitalization and Indebtedness	6

C.	Reasons for the Offer and Use of Proceeds	6

D.	Risk Factors	6

ITEM 4. INFORMATION ON THE COMPANY		38

A.	History and Development of the Company	38

B.	Business Overview	39

C.	Organizational Structure

D.	Property, Plants and Equipment

ITEM 4A. UNRESOLVED STAFF COMMENTS		91

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		91

A.	Operating Results	92

B.	Liquidity and Capital Resources	98

C.	Research and Development, Patents and Licenses, Etc.	100

D.	Trend Information	100

E.	Critical Accounting Estimates	100

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		102

A.	Directors and Senior Management	102

B.	Compensation	104

C.	Board Practices	110

D.	Employees	120

E.	Share Ownership	120

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	120

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		121

A.	Major Shareholders	121

B.	Related Party Transactions	123

C.	Interests of Experts and Counsel	124

ITEM 8. FINANCIAL INFORMATION		124

A.	Consolidated Statements and Other Financial Information	124

B.	Significant Changes	124

ITEM 9. THE OFFER AND LISTING		125

A.	Offer and Listing Details	125

B.	Plan of Distribution	125

C.	Markets	125

D.	Selling Shareholders	125

E.	Dilution	125

F.	Expenses of the Issue	125

ITEM 10. ADDITIONAL INFORMATION		125

A.	Share Capital	125

B.	Memorandum and Articles of Association	125

C.	Material Contracts	125

D.	Exchange Controls	126

E.	Taxation	126

F.	Dividends and Paying Agents	137

G.	Statement by Experts	138

H.	Documents on Display	138

I.	Subsidiary Information	138

J.	Annual Report to Security Holders	138

INTRODUCTION

     In this Annual Report on Form 20-F (the “Annual Report”), unless context otherwise requires:

•
references to “Chemomab Therapeutics Ltd.”, “Chemomab,” the “Company,” “us,” “we” and “our” refer to Chemomab Therapeutics Ltd., an Israeli company and its consolidated subsidiaries; however, with respect to the presentation of financial results for historical periods that preceded the Merger (as defined below), these terms refer to the financial results of the Company’s wholly owned subsidiary, Chemomab Ltd., which was the accounting acquirer in the Merger;

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, no nominal (par) value;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMMB,” each representing twenty (20) ordinary shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “NIS” are to New Israeli Shekels;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “SEC” are to the U.S. Securities and Exchange Commission; and

•
references to the “Merger” refer to the merger involving Anchiano Therapeutics Ltd., or Anchiano, and Chemomab Ltd., whereby a wholly owned subsidiary of Anchiano merged with and into Chemomab Ltd., with Chemomab Ltd. surviving as a wholly owned subsidiary of Anchiano. Upon consummation of the Merger on March 16, 2021, Anchiano changed its name to “Chemomab Therapeutics Ltd.” and the business conducted by Chemomab Ltd. became primarily the business conducted by the Company.

 This Annual Report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND A SUMMARY OF RISK FACTORS

 This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, including our revenue and operating expenses profitability; our business strategies and plans; our expectations regarding the development of our industry and the competitive environment in which we operate; our expectations regarding partnerships and collaborations; our objectives for future operations; our ability to raise additional capital to fund our operations; and the sufficiency of our cash, cash equivalents and short-term investments, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections titled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:

•
we have incurred significant losses since inception and anticipate that we will continue to incur increasing levels of operating losses over the next several years and for the foreseeable future. We are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis;

•	we have a limited operating history and funding, which may make it difficult to evaluate our prospects and likelihood of success;

•
our business is highly dependent on the success of our lead product candidate, CM-101, and any other product candidates that we advance into clinical studies. All of our programs will require significant additional clinical development;

•
our central objective is to design and develop targeted treatments for inflammation and fibrosis with an initial focus on the antagonism of CCL24 signaling, which is known to regulate fibrotic and inflammatory processes. While several studies are currently underway, our approach in the area of fibrotic diseases is novel and unproven and may not result in marketable products;

•
the successful completion of clinical studies is a prerequisite to submitting a marketing application to the FDA and similar marketing applications to comparable foreign regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We may experience negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which could have a material adverse effect on our business;

•
we may encounter difficulties enrolling patients in our clinical studies, including any public health emergencies and related clinical development activities could be delayed or otherwise adversely affected;

•
our ongoing and future clinical studies may reveal significant adverse events or immunogenicity-related responses and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of our product candidate;

•
the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for CM-101 or any other product candidates, our business will be substantially harmed;

•
if we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business will be harmed;

•	we face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us;

•
we have been granted Orphan Drug Designation for CM-101 in connection with three indications and may seek Orphan Drug Designation for other indications or product candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, and may not receive Orphan Drug Designation for other indications or for our other product candidates;

•
we expect to experience significant growth in the number of our employees over time and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales and marketing. We will therefore need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations;

•
if we are unable to protect our patents or other proprietary rights, or if we infringe the patents or other proprietary rights of others, our competitiveness and business prospects may be materially damaged. In addition, changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	risks related to our operations in Israel could materially adversely impact our business, financial condition and results of operations;

•
our principal executive offices are located in Israel and US and certain of our product candidates may be manufactured at third-party facilities located in Europe. In addition, our business strategy includes potentially expanding internationally if any of our product candidates receives regulatory approval. A variety of risks associated with operating internationally could materially adversely affect our business;

•	holders of ADSs are not treated as holders of our Ordinary Shares;

•	holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise their right to vote;

•	holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying Ordinary Shares;

•
we are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders;

•	ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action;

•
obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•
the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for CM-101 or any other product candidates, our business will be substantially harmed;

•
obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•
even if we obtain regulatory approval for CM-101 or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidates, if approved, may face future development and regulatory difficulties;

•
disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder our ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business;

•
if we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business will be harmed;

•	we face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us;

•
even if CM-101 or any other product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success;

•
we rely completely on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and we intend to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates;

•	if we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing CM-101, if approved;

•	a variety of risks associated with operating internationally could materially adversely affect our business;

•	conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations;

•	because a certain portion of our expenses are incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation;

•
we received Israeli government grants for certain of their research and development activities as detailed below. The terms of those grants require us to satisfy specified conditions in order to transfer outside of Israel the manufacture of products based on know-how funded by the Israel Innovation Authority or to transfer outside of Israel the know-how itself. If we fail to comply with the requirements of Israeli law in this regard, we may be required to pay penalties, and it may impair our ability to sell our technology outside of Israel;

•
we will need to raise additional capital to fund our operations, which may be unavailable to us on acceptable terms or at all, or may cause dilution or place significant restrictions on our ability to operate our business;

•	the trading price of the ADSs has been highly volatile, and is expected to continue to be volatile;

•	we have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of the ADSs; and

•	if we fail to continue to meet all applicable Nasdaq requirements, Nasdaq may delist the ADSs, which could have an adverse impact on the liquidity and market price of the ADSs.

 You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

 The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PRESENTATION OF FINANCIAL INFORMATION

 Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.

 Our fiscal year ends on December 31 of each year.

 Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved.]

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information contained in this Annual Report before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks Relating to Our Business and Industry

Our limited operating history and funding may make it difficult to evaluate our prospects and likelihood of success.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were  incorporated in 2011, have no products approved for commercial sale and have not generated any revenue. Our operations to date have been limited to organizing and staffing the company, business planning, raising capital, establishing our intellectual property portfolio and conducting research and development of our product candidates, technology related to CCL24 and novel therapies for the treatment of inflammation and fibrosis. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. In addition, our lead product candidate, CM-101, is in relatively early clinical development for the treatment of primary sclerosing cholangitis (PSC) (as defined below) and systemic sclerosis (SSc) (as defined below). The clinical programs will require substantial additional development and clinical research, both in time and resources, before we are in a position to apply for or receive regulatory approvals and begin generating revenue in connection with the sale of such product candidates. We have not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Our business is highly dependent on the success of our lead product candidate, CM-101, and any other product candidates that we advance into clinical studies. All of our programs will require significant additional clinical development.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are relatively early in our development efforts and have only one product candidate, CM-101, in clinical development. Because CM-101 is our lead product candidate, if CM-101 encounters safety or efficacy problems, development delays, regulatory issues or other problems, our development plans and business would be significantly harmed. We have completed a Phase 1a single ascending dose (SAD) safety study with healthy volunteers, a Phase 1b multiple ascending dose (MAD) study of CM-101 in non-alcoholic fatty liver disease, or NAFLD, a Phase 2a safety, Pk and liver fibrosis biomarker study in non-alcoholic steatohepatitis, or NASH patients, an open-label exploratory study in severe lung injury in hospitalized COVID-19 patients and completed recruitment of patients in a Phase 2 PSC trial.

We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to CM-101, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities. In addition, if one or more of our product candidates are approved, we may need to ensure access to sufficient commercial manufacturing capacity and conduct significant marketing efforts in connection with any commercial launch. These efforts will require substantial investment, and we may not have the financial resources to continue the development of our product candidates.

We will need to raise substantial additional funds through public or private equity or debt transactions and/or complete one or more strategic transactions or partnerships, to complete development of CM-101 or any other product candidates. If we are unable to raise such financing or complete such a transaction, we may not be able to fund the clinical trials of our product candidates and potentially commercialize those product candidates.

As a result of the expected development timeline to potentially obtain FDA approval for CM-101, the substantial additional costs associated with the development of our product candidates, including the costs associated with clinical trials related thereto, and the substantial cost of commercializing CM-101, we will need to raise substantial additional funding through public or private equity or debt transactions or a strategic combination or partnership. If we are delayed in obtaining funding or are unable to complete a strategic transaction, we may have to delay or discontinue development activities on CM-101 and our other product candidates. Even if we are able to fund continued development of CM-101 or any of our other product candidates is approved, we expect that we will need to raise substantial additional funding through public or private equity or debt securities or complete a strategic transaction or partnership to successfully commercialize CM-101 or any other product candidate.

We believe our cash and cash equivalents and bank deposits as of December 31, 2023 will be sufficient to fund our operations through March 31, 2025. Sales of our ADSs dilute the ownership interest of our shareholders and may cause the price per ADS to decrease. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than currently anticipated.

Our liquidity, and ability to raise additional capital or complete any strategic transaction, depends on a number of factors, including, but not limited to, the following:

•	the costs and timing for potential additional clinical trials in order to gain possible regulatory approval for CM-101and our other product candidates;

•	the market price of our ADSs and the availability and cost of additional equity capital from existing and potential new investors;

•	our ability to retain the listing of our ADSs on the Nasdaq Capital Market;

•
general economic and industry conditions affecting the availability and cost of capital, including as a result of deteriorating market conditions due to investor concerns regarding inflation and continued hostilities between Israel and Hamas, and Russia and Ukraine;

•	our ability to control costs associated with our operations;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the terms and conditions of our existing collaborative and licensing agreements.

The sale of additional equity or convertible debt securities would likely result in substantial dilution to our shareholders. If we raise additional funds through the incurrence of indebtedness, the obligations related to such indebtedness would be senior to rights of holders of our capital stock and could contain covenants that would restrict our operations. We also cannot predict what consideration might be available, if any, to us or our shareholders, in connection with any strategic transaction. Should strategic alternatives or additional capital not be available to us, or not be available on acceptable terms, we may be unable to realize value from our assets and discharge our liabilities in the normal course of business which may, among other alternatives, cause us to further delay, substantially reduce or discontinue operational activities to conserve our cash resources.

Our approach in the area of fibrotic diseases is novel and unproven and may not result in marketable products.

Our central objective is to design and develop targeted treatments for inflammation and fibrosis with an initial focus on the neutralization of CCL24 signaling, which is shown to regulate fibrotic and inflammatory processes. While several studies are currently underway, this mechanism has not yet been proven to successfully treat inflammation and fibrosis in patients. Targeting CCL24 to treat inflammation and fibrosis is a novel approach in a rapidly developing field, and there can be no assurance that we can avoid unforeseen problems or delays in the development of our product candidates, that such problems or delays will not result in unanticipated costs, or that any such development problems can or will be solved. We have only completed clinical studies of our lead product candidate, CM-101, in relatively early trials in healthy volunteers, NAFLD, NASH and COVID-19 lung injury patients. Therefore, we may ultimately discover that our approach does not possess properties required for therapeutic effectiveness. As a result, we may elect to abandon the program or never succeed in developing a marketable product, which would have a significant effect on the success and profitability of our business.

Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

 Before obtaining the requisite regulatory approvals from the FDA or other comparable foreign regulatory authorities for the sale of any of our product candidates, we must support our application with clinical studies that prove that such product candidate is safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug requires positive data from two well-controlled Phase 3 clinical studies of the relevant drug in the relevant patient population. Failure can occur at any time during the clinical study process. We may experience delays in initiating and completing any clinical studies that we are conducting or intend to conduct, including as a result of public health emergencies, and we do not know whether our ongoing or planned clinical studies will begin or progress on schedule, need to be redesigned, enroll patients on time or be completed on schedule, or at all.

 Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or clinical trials. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical studies. In addition, initial or interim success in clinical studies may not be indicative of results obtained when such studies are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical studies. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier studies. Most product candidates that commence clinical studies are never approved as products and there can be no assurance that any of our future clinical studies will ultimately be successful or support further clinical development of CM-101. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory authorizations to commence a trial or consensus with regulatory authorities on trial’s design;

•
reaching an agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining IRB approval at each site, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

•
imposition of a clinical hold by regulatory authorities, including as a result of unforeseen safety issues or side effects or failure of trial sites to adhere to regulatory requirements or follow trial protocols;

•
clinical studies may show the product candidates to be less effective than expected (e.g., a clinical study could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

•	failure to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

•	the occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	adding a sufficient number of clinical study sites;

•	manufacturing sufficient quantities of product candidate with sufficient quality for use in clinical studies;

•	having patients complete a trial or return for post-treatment follow-up;

•	recruiting suitable patients to participate in a trial in a timely manner and in sufficient numbers;

•
a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•
third-party clinical investigators losing the licenses or permits necessary to perform our clinical studies, not performing our clinical studies on our anticipated schedule or consistent with the clinical study protocol, GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner;

•	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make a product candidate uneconomical; or

•	the proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

 In addition, differences in trial design between early-stage clinical studies and later-stage clinical studies make it difficult to extrapolate the results of earlier clinical studies to later clinical studies. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical studies have nonetheless failed to obtain marketing approval of their products.

 In addition, the standards used by the FDA and comparable foreign regulatory authorities when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. For more information, see “Risk Factors – Risks Related to Our Regulatory Approvals.”

 Successful completion of clinical studies is a prerequisite to submitting a marketing application to the FDA and similar marketing applications to comparable foreign regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We may experience negative or inconclusive results, which may result in us deciding, or us being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which could have a material adverse effect on our business.

We may incur additional costs or experience delays in completing the development and commercialization of CM-101 or any other product candidates.

We may experience delays in initiating or completing clinical studies. We also may experience numerous unforeseen events during, or as a result of, any future clinical studies that could delay or prevent our ability to receive marketing approval or commercialize CM-101 or any other product candidates, including:

•	regulators, IRBs, or IECs may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective trial site;

•
the FDA or other comparable regulatory authorities may disagree with our clinical study design, including with respect to dosing levels administered in our planned clinical studies, which may delay or prevent us from initiating our clinical studies with our originally intended trial design;

•
we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
the number of subjects required for clinical studies of any product candidates may be larger than we anticipate or subjects may drop out of these clinical studies or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•
our third-party contractors may fail to comply with regulatory requirements or meet our contractual obligations to us in a timely manner, or at all, or may deviate from the clinical study protocol or drop out of the trial, which may require that we add new clinical study sites or investigators;

•
due to the impact of emerging public health threats, we may experience, delays and interruptions to clinical studies, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

•
additional delays and interruptions to our clinical studies could extend the duration of the trials and increase the overall costs to finish the trials as our fixed costs are not substantially reduced during delays;

•
we may elect to, or regulators, IRBs, Data Safety Monitoring Boards or ethics committees may require that us or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical studies of any product candidates may be greater than we anticipate; and

•
the supply or quality of our product candidates or other materials necessary to conduct clinical studies of our product candidates may be insufficient or inadequate to initiate or complete a given clinical study.

Our product development costs will increase if we experience additional delays in clinical testing or in obtaining marketing approvals. We do not know whether any of our clinical studies will begin as planned, will need to be restructured or will be completed on schedule, or at all. If we do not achieve our product development goals in the time frames we announce and expects, the approval and commercialization of our product candidates may be delayed or prevented entirely. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition and results of operations significantly.

Our ongoing and future clinical studies may reveal significant adverse events or immunogenicity related responses and may result in a safety profile that could delay or prevent regulatory approval or market acceptance of our product candidate.

We completed our Phase 1a and Phase 1b and Phase 2a clinical studies of our product candidate, CM-101, in healthy volunteers, NAFLD, NASH and COVID-19 lung injury patients, and, with the exception of a number of reported minor adverse events (including mild headaches, changes in blood pressure and mild-moderate increases in liver enzymes,) and one serious adverse event (a transient ischemic attack or seizure judged to be unrelated to administration of CM-101), CM-101 was observed to be generally well-tolerated across all doses in about 70 trial participants. Some potential therapeutics developed in the biopharmaceutical industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development and ultimately commercialization. Even if side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Protein biopharmaceuticals, including monoclonal antibodies, or mAbs, may be immunogenic and promote immune responses against themselves. In particular, anti-drug antibodies, or ADAs, may be produced by patients following infusion mAbs and may disturb the pharmacokinetics of mAbs, neutralize their therapeutic activities or induce allergic or autoimmune symptoms. Clinical immunogenicity can range from mild, transient antibody responses with no apparent clinical manifestations to loss of therapeutic efficacy and even life-threatening reactions. Several approved therapeutic antibodies have been found to induce neutralizing antibodies, as illustrated by the approved anti-TNFa antibodies infliximab and adalimumab as well as the approved anti-IL-17 mAb ixekizumab. Our product candidate, CM-101, is a humanized antibody that, similar to other humanized approved mAbs, was shown to include several non-germline sequences that may serve as a source for immunogenicity in therapeutic antibodies. Clinical studies to date have not identified any anti-drug antibodies, or ADAs. Additional larger clinical studies will be needed to address the risk of immunogenicity and, if discovered, our business will be materially and adversely affected.

Additionally, if unacceptable side effects, including materialized risks of immunogenicity, do arise in the development of our product candidates, we, the FDA or the IRBs at the institutions in which our studies are conducted, or the Data Safety Monitoring Board, if constituted for our clinical studies, could recommend a suspension or termination of our clinical studies, or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical studies and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. The preliminary data is based on a preliminary analysis of then available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report tumor responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

In addition, the information we choose to publicly disclose regarding a particular clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for any product candidates that we may develop in the future may be harmed, which could harm our business, financial condition, results of operations and prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical studies and clinical trials to regulatory approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Any material manufacturing changes made to any product candidate that we may develop could perform differently and affect the results of planned clinical trials or other clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize any product candidates that we may develop in the future, if approved, and generate revenue.

If we encounter difficulties enrolling patients in our clinical studies, including due to COVID-19 or other public health emergencies, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical studies for a variety of reasons. The timely completion of clinical studies in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the need to receive study drug via an IV infusion;

•	the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;

•	the willingness or availability of patients to participate in our trials (including due to fears of contracting COVID-19);

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical study investigators with the appropriate competencies and experience;

•
clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied with respect to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies and other competing product candidates’ clinical studies;

•	our ability to obtain and maintain patient informed consents; and

•	the risk that patients enrolled in clinical studies will drop out of the trials before completion.

Further, timely enrollment in clinical studies is reliant on clinical study sites which may be adversely affected by global health matters, including, among other things, pandemics or armed conflicts. For example, our clinical study sites were previously affected by the COVID-19 pandemic.

Some factors from a resurgent emerging public health emergencies that we believe could potentially adversely affect enrollment in our trials include:

•
the diversion of healthcare resources away from the conduct of clinical study matters to focus on pandemic concerns, including the attention of infectious disease physicians serving as our clinical study investigators, hospitals serving as our clinical study sites and hospital staff supporting the conduct of our clinical studies;

•	the inability of patients to come to hospitals to participate in our trials, which may force us to conduct our trials in patients’ homes, rendering the trials more difficult and costly to conduct;

•	limitations on travel that interrupt key trial activities, such as clinical study site initiations and monitoring; and

•	employee furlough days that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

These and other factors arising from a resurgent COVID-19 pandemic or other emerging public health emergencies could adversely impact our clinical studies.

The market opportunities for CM-101, if approved, may be smaller than we anticipate.

We expect to initially seek approval of CM-101 for the treatment of PSC and SSc. Our projections of the number of PSC and SSc patients is based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations and publicly available databases, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of patients, and the number of patients may turn out to be lower than we expected. The potential addressable patient population for our current programs or future product candidates may be limited. The ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA or comparable foreign regulatory authorities, acceptance by the medical community and patient access, potential competition and drug pricing and reimbursement. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications.

Due to our limited resources and access to capital, we must make decisions on the allocation of resources to certain programs and product candidates; these decisions may prove to be wrong and may adversely affect our business.

We have limited financial and human resources and intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success.

There can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

If product liability lawsuits are brought against us, we may incur substantial financial or other liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing CM-101, and will face an even greater risk if we commercialize any products. For example, we may be sued if any of our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical studies, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend itself against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We will need to obtain additional insurance for clinical studies as we continue clinical development of CM-101 and as additional product candidates enter clinical studies. However, we may be unable to obtain, or may obtain on unfavorable terms, clinical study insurance in amounts adequate to cover any liabilities from any of our clinical studies. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amount awarded by a court or negotiated in a settlement that exceeds our coverage limitations or that are not covered by insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitles us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We have been granted Orphan Drug Designation for CM-101 in connection with three indications and may seek Orphan Drug Designation for other indications or product candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, and may not receive Orphan Drug Designation for other indications or for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs intended for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation has entitled a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. In addition, if a product that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. However, Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In 2022, the Eleventh Circuit’s decision in Catalyst Pharmaceuticals, Inc. v. FDA challenges FDA’s long-standing interpretation and provides that the orphan drug exclusivity should be applied to block FDA approval of the same drug for the “same disease or condition” instead of the approved indication during the exclusivity period. If the Catalyst decision is applied beyond the facts of that case, FDA may revoke approvals or the grant of subsequent orphan exclusivity periods for the same drugs approved for different indications within the same orphan-designated disease or condition. Catalyst has created some uncertainty with respect to the scope of the orphan drug exclusivity and may increase legal challenges in the field. FDA may work with the Congress to amend the orphan drug provisions in the law to provide more clarity to stakeholders. The extent of the impact of the Catalyst decision on the industry and on FDA’s regulation and policies with respect to orphan exclusivity as well as the impact of any future legislation on orphan drug approval and exclusivity is unclear.

In Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA’s longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

The FDA and EMA granted Orphan Drug Designation to CM-101 in its primary indications of PSC, SSc and idiopathic pulmonary fibrosis, or IPF. We may seek Orphan Drug Designations for CM-101 in other indications or for other product candidates. There can be no assurance that we will be able to obtain such designations.

Even if we obtain Orphan Drug Designation for any product candidate in specific indications, we may not be the first to obtain marketing approval of such product candidate for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Further, even if we obtain orphan drug exclusivity in the United States for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

 As of December 31, 2023, we had 20 employees / full time consultants. In the future, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales and marketing. We may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

 Many of the biopharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can discover and develop product candidates and operate our business will be limited.

We have incurred significant operating losses since our inception and anticipate we will incur continued losses for the foreseeable future.

We have has funded our operations to date through proceeds from sales of our equity and grants from the Israel Innovation Authority, or the IIA, which as of December 31, 2023, resulted in gross proceeds of approximately $98.5 million. As of December 31, 2023, our cash, cash equivalents and deposits were approximately $19.9 million. We have incurred net losses in each year since our inception, and we have an accumulated deficit of $88.7 million as of December 31, 2023. We expect our existing cash, cash equivalents and bank deposits will allow us to fund our operating expenses and capital expenditure requirements through March 31, 2025.

 Substantially all of our operating losses have resulted from general and administrative costs associated with our operations, and costs associated with our research and development programs, including for our preclinical and clinical product candidates. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ deficit and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our ADSs to decline.

 We expect our research and development expenses to significantly increase in connection with our clinical studies of our product candidates. In addition, if we obtain marketing approval for our product candidates, we will incur significant sales and marketing, legal, and outsourced-manufacturing expenses. As a public company, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are also unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks that could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.

 In conducting our business, we routinely collect, store and otherwise process proprietary, confidential or sensitive data, including personal information and proprietary technology and information about our business and patients, suppliers and business partners, including proprietary technology. The secure maintenance, transmission and other processing of this data and information is critical to our operations and business strategy. Our employees occasionally work remotely, based on a hybrid work model, which creates a heightened risk of cyber-attacks or other disruptions to or breaches of our information technology, systems or networks.

 We may be subject to cyber-attacks or other disruptions to or breaches of our information technology, systems or networks caused by computer viruses, software bugs, server malfunctions, software or hardware failure, illegal hacking, criminal fraud or impersonation, ransomware attacks, denial-of-service attacks, malware, social engineering or phishing attacks, acts of vandalism or terrorism, unauthorized access, theft or employee malfeasance or error.

 Cyber-attacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to information technology, systems, and networks, or to otherwise sabotage them, change frequently, have become increasingly complex and sophisticated, including through the use of artificial intelligence, and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures. Cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of artificial intelligence.

 In addition, certain global geopolitical events can increase our cybersecurity risk. For example, due to the ongoing Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There have also been similar publicized threats in connection with the geopolitical tension with the Iranian regime and more specifically in connection with the terror attacks by Hamas on Israel, since October 7, 2023. These threats include threats to harm Western countries’ infrastructure and assets. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

 Any type of security breach, attack or misuse of data, whether actual or perceived, and whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective patients from enrolling or continuing in clinical trials, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations, divert management focus away from other priorities, increase our risk of regulatory scrutiny, result in litigation from patients, employees or other third parties, lead to the imposition of penalties, reporting obligations and fines under state, federal and foreign laws or by payment networks or adversely affect our continued payment network registration and financial institution sponsorship. Moreover, any such compromise of our information security could result in the loss, misappropriation, corruption or unauthorized publication of our confidential business or proprietary information or personal or sensitive information, or that of other parties with which we do business, an interruption or other failure of our information technology, systems, networks or operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of patient or employee data or a violation of laws, regulations, industry standards or other legal or contractual obligations related to privacy, data protection and information security. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products, or that otherwise exploit any security vulnerabilities, and any such attack, if successful, could expose us to liability to patient claims. In addition, our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyber-attacks or other disruptions to or breaches of information security. A vulnerability in our third-party service providers’ software or information technology, systems or networks, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyber-attack or other disruption to or breach of information security affecting any of these third parties could irreparably damage our reputation and business. The costs related to significant cyber-attacks or other disruptions to or breaches of our information technology, systems or networks could be material and cause us to incur significant expenses. If the information technology, systems or networks of third parties associated with us become subject to cyber-attacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage our reputation and business, which could have a material adverse effect on our results of operations.

 We cannot ensure that any limitation of liability provisions in our agreements with patients, service providers, business partners and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack or other disruption to or breach of information security. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

Risks Related to Our Intellectual Property Rights

If we are unable to protect our patents or other proprietary rights, or if we infringe the patents or other proprietary rights of others, our competitiveness and business prospects may be materially damaged.

 Patent and other proprietary rights are essential to our business. Our success depends to a significant degree on our ability to obtain and enforce patents and licenses to patent rights, both in the United States and in other countries. We cannot guarantee that pending patent applications will result in issued patents, that patents issued or licensed will not be challenged or circumvented by competitors, that the patents and other intellectual property rights of us and our business partners will not be found to be invalid or that the intellectual property rights of others will not prevent us from selling our products or from executing on our strategies.

 The patent position of a biopharmaceutical company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in our industry. Patent claims include challenges to the coverage and validity of our patents on products or processes as well as allegations that our products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to our trade secrets or disclose such trade secrets to the public.

 Although our employees, consultants, parties to collaboration agreements and other business partners are generally subject to confidentiality or similar agreements to protect our confidential and proprietary information, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, parties to collaboration agreements and other business partners use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

 Furthermore, our intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to data or misappropriation or misuse thereof by those with permitted access and other events. While we have invested to protect our intellectual property and other data, and continue to work diligently in this area, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on our reputation, business, financial condition or results of operations. Misappropriation or other loss of our intellectual property from any of the foregoing could have a material adverse effect on our competitive position and may cause us to incur substantial litigation costs.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop, manufacture and market our product candidates.

From time to time we may identify patents or applications in the same general area as our products and product candidates. We may determine these third-party patents are irrelevant to our business based on various factors, including our interpretation of the scope of the patent claims and our interpretation of when the patent expires. If the patents are asserted against us, however, a court may disagree with our determinations. Further, while we may determine that the scope of claims that will issue from a patent application does not present a risk, it is difficult to accurately predict the scope of claims that will issue from a patent application, our determination may be incorrect, and the issuing patent may be asserted against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our product candidates or be required to obtain a license under such patent, which may not be available on reasonable terms or at all. We might, if possible, also be forced to redesign our product candidates so that it no longer infringes, misappropriates or otherwise violates the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical and pharmaceutical industries involves both technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act, or the AIA, which was passed in September 2011, resulted in significant changes to the United States patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before we could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent with the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review, post-grant review, reexamination or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, in whole or in part, allow third parties to commercialize our technology or products and compete directly with us, without payment to it, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the United States Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity, enforceability and value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, as well as similar bodies in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business, and these laws and regulations patents could continue to change in unpredictable ways that could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance, renewal and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such noncompliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fails to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our  competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Regulatory Approvals

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for CM-101 or any other product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical studies and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receives approval of any regulatory filing for our product candidates, the FDA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for CM-101 or any other product candidate. We are not permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical studies, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidate is safe and effective for its intended use. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities.

•
the FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•
serious and unexpected drug-related side effects experienced by participants in our clinical studies or by individuals using drugs similar to our product candidates, or other products containing the active ingredient in our product candidates;

•
negative or ambiguous results from our clinical studies or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the population studied in the clinical study may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•
the data collected from clinical studies of our product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical studies;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

•
the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which our contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

 Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or comparable foreign regulatory authority approval. We cannot guarantee that the FDA or foreign regulatory authorities will interpret trial results as we do, and more trials could be required before we are able to submit applications seeking approval of our product candidates. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Furthermore, the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval, which may lead to the FDA or comparable foreign regulatory authorities delaying, limiting or denying approval of our product candidates.

 Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in us failing to obtain regulatory approval to market CM-101 or any other product candidate, which would significantly harm our business, results of operations and prospects.

 In addition, the FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory agency may approve a product candidate with a REMS or a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Regulatory authorities may also grant approval contingent on the performance of costly post-marketing clinical trials. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

 In order to market any product outside of the United States, we must establish and comply with the numerous and varying safety, efficacy, and other regulatory requirements of other countries. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Our product candidates may not receive marketing approval even if they achieve their primary endpoints in future Phase 3 clinical studies or registrational trials. The FDA or comparable foreign regulatory authorities may disagree with our trial designs and our interpretation of data from preclinical studies or clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 or registrational clinical study. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than our request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or comparable foreign regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates, if approved.

 Furthermore, even if the FDA or other comparable foreign regulatory authority grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States, as well as other risks. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

 Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair our ability to market our product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, results of operations, and prospects.

Even if we obtain regulatory approval for CM-101 or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidate, if approved, may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and GCP requirements for any clinical studies that we conduct post-approval.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, including a requirement to implement a REMS. If any of our product candidates receives marketing approval, the accompanying label may limit the approved indicated use of the product candidate, which could limit sales of the product candidate. The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. Violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of products;

•	restrictions on product manufacturing, distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

 Further, the FDA’s policies may change, and additional government regulations may be enacted that could impose extensive and ongoing regulatory requirements and obligations on any product candidate for which we obtain marketing approval. If we are  slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder our ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

 The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would harm our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could harm our business.

During the COVID-19 pandemic, the FDA imposed preventive measures, including postponements of non-United States manufacturing and product inspections. If global health concerns re-occur, similar restrictions could be implemented that might prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities. This could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Commercialization of Our Product Candidates

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business will be harmed.

 For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical study, the initiation of other clinical studies, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical studies and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical study eligibility criteria;

•	our receipt of authorizations by the FDA and comparable foreign regulatory authorities, and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

•	our ability to manufacture and supply clinical study materials to our clinical sites on a timely basis;

•	the efforts of our collaborators with respect to the commercialization of our products, if any; and

•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

 If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it.

The development and commercialization of new drug products is highly competitive. We may face competition with respect to any product candidates that we seek to develop or commercialize in the future from major biopharmaceutical companies, specialty biopharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of inflammation and fibrosis. Companies that we are  aware of that are targeting the treatment of inflammation and fibrosis include large companies with significant financial resources such as Biogen, Inc., AbbVie Inc., Bristol Myers Squibb Co., and Novartis AG. However, we do not know of any other companies currently in clinical development with an anti CCL24 mAb. For additional information regarding our competition, see “Business Overview - Competition.”

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals, and marketing approved products than we do.

Even if CM-101 or any other product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If CM-101 or any other product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment with respect to alternative treatments, including any similar generic treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement;

•	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations on warnings contained in a product’s approved labeling;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our product together with other medications.

Because we expect sales of our product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm its business and could require us to seek additional financing.

We rely completely on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and we intend to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates.

 We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of our product candidates, or any future product candidates, for use in the conduct of our preclinical studies and clinical trials.

 We lack the internal resources and the capabilities to manufacture any product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers to manufacture the active pharmaceutical ingredient and final drug product must complete a pre-approval inspection by the FDA and other comparable foreign regulatory agencies to assess compliance with applicable requirements, including cGMPs, after we submit our NDA or relevant foreign regulatory market application to the applicable regulatory agency.

               We are responsible for setting the product specifications and approving master batch records, but do not oversee the manufacturing process itself, and are completely dependent on our contract manufacturers to comply with cGMPs for manufacture of both active drug substances and finished drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, they will not be able to pass a pre-approval inspection or secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over our contract manufacturers’ ability to maintain adequate quality control, quality assurance, and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of our contract manufacturers’ facilities generally. If the FDA or an applicable foreign regulatory agency determines now or in the future that these facilities for the manufacture of our product candidates are noncompliant, we may need to find alternative manufacturing facilities, which would adversely impact our ability to develop, obtain regulatory approval for or market our product candidates. Our reliance on contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may compromise our trade secrets or other proprietary information.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing CM-101, if approved.

We do not have any infrastructure for the sales, marketing or distribution of CM-101, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market and successfully commercialize CM-101 or any other product candidate we develop, if approved, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect to build a focused sales, distribution and marketing infrastructure to market CM-101, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of that product. Additionally, if the commercial launch of CM-101 for which we recruit a sales force and establishes marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe our products; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our product candidates, if approved, in certain markets overseas. Therefore, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in a product and such collaborator’s ability to successfully market and sell the product. We intend to pursue collaborative arrangements regarding the sale and marketing of CM-101, if approved, for certain markets overseas; however, we cannot guarantee that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that we will have effective sales forces. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of CM-101, we may be forced to delay the potential commercialization of CM-101 or reduce the scope of our sales or marketing activities for CM-101. If we need to increase our expenditures to fund commercialization activities for CM-101, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We may also have to enter into collaborative arrangements for CM-101 at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to CM-101 or otherwise agree to terms unfavorable to us. Any of these occurrences may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and may never become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

A variety of risks associated with operating internationally could materially adversely affect our business.

Our research and development facilities and certain of our executives are located in Israel and certain of our product candidates may be manufactured at third-party facilities located in Europe. In addition, our business strategy includes potentially expanding internationally if any of our product candidates receives regulatory approval. Doing business internationally involves a number of risks, including but not limited to:

•
multiple, conflicting and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•
financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

•	certain expenses including, among others, expenses for travel, translation and insurance; and

•
regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the United States Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our international expansion and operations and, consequently, our results of operations.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may affect our operations.

Our headquarters, ten of our employees, including our Chief Executive Officer and Chief Financial Officer, and two members of our board of directors (not including our Chief Executive Officer) are located in Israel and therefore our business and operations are at risk of being directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers in the southern part of the country. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.  Such clashes may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are the war’s economic implications, that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), for our business and operations and for Israel's economy in general.

In connection with the war, several hundred thousand Israeli military reservists were called up to service. With the exception of one employee, all of our Israeli personnel (including employees, consultants and directors) are exempt from military reserve duty, including our Chief Executive Officer and Chief Financial Officer. The single employee who was called up has since returned to work.

CM-101 clinical trial supplies for our Phase 2 PSC trial are manufactured by our supplier in Denmark and are not required to be manufactured in Israel under the regulations of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry.  CM-101 clinical trial supplies for our Phase 2 PSC trial are packaged and stored in Germany for ongoing importation to an Israeli depot and final distribution to our clinical sites in Israel. The current inventory at the Israeli depot and sites is sufficient to support the ongoing patient enrollment and activity. Resupply to the depot and sites is triggered based on product usage. That process is ongoing during the study and has been proceeding without any complications at this time.

As of the date of this annual report, we have not experienced any impact to patient treatment visits in accordance with our protocol and active patients continue to receive treatments as scheduled.

Depending on the intensity and duration of the current war with Hamas, or any future hostilities that may emerge, PSC patients at Israeli hospitals may elect to either withdraw from the clinical trial or relocate to a different hospital outside of Israel. Also, the hospital staff at Israeli hospitals available to help with the conduct of the CM-101 trial may become limited due to the general call-up of reservists to military service in the war with Hamas, or otherwise related to the ongoing hostilities. We do not anticipate these factors will have any material adverse effect on our ability to complete the PSC clinical trial on time due to the comparatively low ratio of patients currently being treated at Israeli hospitals relative to the total number of patients enrolled in the clinical trial globally. Additionally, treatment of patients in the core placebo-controlled component of the trial will soon be concluded, with treatment only continuing for the open label extension portion of the trial. Even if there were disruptions to Israeli clinical operations going forward, we believe that the combination of the relatively advanced stage of the trial (patient enrollment has been completed) and the relatively low number of trial participants remaining in Israel make it unlikely that the trial results or timelines would be substantially compromised. In addition, we are establishing contingency strategies to mitigate any future risks if there are breakdowns in communications or normal site operations.  Moreover, the planning, management and execution of the CM-101 clinical trial is led primarily from the US, where our Chief Medical Officer, our Vice President of Global Clinical Operations and most of their team members are located.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that such government coverage will be maintained or that it will sufficiently cover our potential damages.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The conflict is rapidly evolving and could disrupt our operations in Israel and hamper our ability to raise additional funds or sell our securities, among other outcomes.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to  take measures to prevent genocidal acts,  prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs.  The risk of ongoing supply disruptions may further result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Because a certain portion of our expenses are incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the United States Dollar, but some portion of our clinical studies and operations expenses are in NIS. As a result, we are exposed to some currency fluctuation risks. Fluctuation in the exchange rates of foreign currency has an influence on the cost of goods sold and our financing revenues and expenses. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above with respect to the U.S. Dollar. These measures, however, may not adequately protect us from adverse effects.

We received Israeli government grants for certain of our research and development activities as detailed below. The terms of those grants require us to satisfy specified conditions in order to transfer outside of Israel the manufacture of products based on know-how funded by the Israel Innovation Authority or to transfer outside of Israel the know-how itself. If we fail to comply with the requirements of Israeli law in this regard, we may be required to pay penalties, and it may impair our ability to sell our technology outside of Israel.

Some of our research and development efforts were financed through grants that were received from the Israel Innovation Authority of the Israeli Ministry of Economy and Industry, or the IIA (formerly known as the Office of the Chief Scientist). When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984, or the Innovation Law, and the regulations thereunder, restrict our ability to transfer outside of Israel either the manufacture of products based on IIA-funded know-how or the know-how itself. Such restrictions continue to apply even after financial obligations to the IIA are paid in full. The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Risks Related to our ADSs

We will need to raise additional capital to fund our operations, which may be unavailable to us on acceptable terms or at all, or may cause dilution or place significant restrictions on our ability to operate our business.

     If our available cash resources are insufficient to satisfy our liquidity requirements, we will be required to raise additional capital through issuances of equity or convertible debt securities, or seek debt financing or other form of third-party funding.

     If we are unable to obtain adequate financing or financing on terms satisfactory to us when needed, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

     The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders would result. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our ADSs. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations or licensing arrangements, we might be required to relinquish significant rights to our product candidates or grant licenses on terms that are not favorable to us.

The trading price of the ADSs has been highly volatile, and is expected to continue to be volatile.

The trading price of the ADSs has been highly volatile, particularly over the last year. For example, on January 3, 2023, the closing price of the ADSs was $2.94 and on December 12, 2023, the closing price of the ADSs was $0.45. This volatility may affect the price at which you are able to sell ADSs. Our ADS price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and economic factors that are beyond our control. In addition, while the stock market in general has experienced high volatility, biotechnology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of the ADSs.

We have never paid dividends and do not anticipate paying dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, the ADSs may be less valuable because a return on your investment will only occur if our ADS price appreciates and you sell your ADS thereafter. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends.

If we continue to fail to meet all applicable Nasdaq requirements, Nasdaq may delist the ADSs, which could have an adverse impact on the liquidity and market price of the ADSs.

Our ADSs are listed on Nasdaq. To continue to be listed on Nasdaq, we are required to satisfy a number of conditions, including our bid price not falling below $1.00 per ADS for 30 consecutive days.

On November 3, 2023, we received a letter from Nasdaq’s Listing Qualifications Department that for the last 30 consecutive business days, the closing bid price for our ADSs was below $1.00, which is the minimum closing bid price required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5450(a)(1). We were provided a compliance period until May 6, 2024, to regain compliance with the minimum closing bid price requirement. The company has not yet regained compliance with the minimum closing bid price requirement. Nasdaq frequently grants out of-compliance companies another 180-day extension to regain compliance, and the company plans to apply for this additional extension if compliance has not been reestablished before May 6, 2024.

If we are delisted from Nasdaq, trading in our securities may be conducted, if available, on the OTC Markets or, if available, via another market. In the event of such delisting, our shareholders would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our securities, and our ability to raise future capital through the sale of our securities could be severely limited. In addition, if our securities were delisted from Nasdaq, our ADSs could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of the Nasdaq.  For more information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

Accordingly, our shareholders and, indirectly, our ADS holders may not be afforded the same protection as provided under the Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq may provide less protection than is accorded to investors of domestic issuers.

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from certain reports under the Exchange Act.

As of June 30, 2023, we became a foreign private issuer and are not now subject to the requirements that are imposed upon U.S. domestic issuers by the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of U.S. domestic reporting companies. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we do not incur as a foreign private issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. We cannot assure you that at June 30, 2024, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer. If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2025. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

Holders of ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so. These limitations on transfer may have a material adverse effect on the value of the ADSs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended. If we make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but they will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We presently anticipate that we will not be classified as a passive foreign investment company, but no assurances can be provided in this regard.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For the purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Although the conclusion cannot be free from doubt, we do not believe that we would be treated as a PFIC for our 2023 taxable year, but no assurances can be made in this regard. If we were treated as a PFIC, a U.S. holder of the ordinary shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. Holders should consult their own tax advisors and should read the discussion below under “Item 10. Additional Information - E. Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders.”

Item 4. Information on the Company

A.	History and Development of the Company

 We were incorporated on November 30, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, and our phone number is +972-77-331-0156. Our website is: www.chemomab.com.

We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Our agent for service of process in the United States is Chemomab Therapeutics, Inc. which maintains its principal offices at One Kendall Square, Building 1400E, Suite 14-105, Cambridge, MA 02139. Its telephone number is (857) 259-4622.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects-Liquidity and Capital Resources” and Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

B.	Business Overview

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we have developed CM-101, a monoclonal antibody designed to bind and block CCL24 activity. CM-101 has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis and systemic sclerosis for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 77 thousand patients suffering from PSC in the United States., European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

CM-101, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that CM-101 interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action. We are currently conducting a Phase 2 clinical study in PSC, a rare obstructive and cholestatic liver disease, in the United States., Europe and Israel. Patient recruitment for the trial has been completed. The randomized, placebo-controlled study design includes two doses of CM-101 (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all patients are eligible to receive CM-101 for an additional 33 weeks. A topline readout of initial trial results is expected midyear 2024.

The CM-101 SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on completing the Phase 2 PSC trial.  We believe that CM-101 could have disease-modifying potential in this poorly treated condition. While our primary focus is on these two rare indications, early in the year we reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to NASH.  This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of CM-101. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of CM-101 in other fibro-inflammatory conditions. The initial trial results showed that the trial met its primary endpoint of safety and tolerability, and that CM-101 demonstrated statistically significant data consistent and positive activity across secondary endpoints that include a range of liver fibrosis biomarkers and physiologic assessments. A secondary analysis, that further confirmed and extended these initial results was reported at the 2023 EASL Congress in June 2023.

Fibrosis is the abnormal and excessive accumulation of collagen and extracellular matrix, the non-cellular component in all tissues and organs, which provides structural and biochemical support to surrounding cells. When present in excessive amounts, collagen and extracellular matrix lead to scarring and thickening of connective tissues, affecting tissue properties and potentially leading to organ dysfunction and failure. Fibrosis can occur in many different tissues, including lung, liver, kidney, muscle, skin, and the gastrointestinal tract, resulting in a wide array of progressive fibrotic conditions. Fibrosis and inflammation are intrinsically linked. While a healthy inflammatory response is necessary for efficient tissue repair; after disease or injury, an excessive, uncontrolled inflammatory response can lead to tissue fibrosis that in turn can further stimulate inflammatory processes in a fibro-inflammatory vicious cycle.

2023 Developments

Completed Patient Enrollment in CM-101 Phase 2 Primary Sclerosing Cholangitis Trial and Moved Up Expected Topline Readout to Midyear 2024

On January 3, 2024, Chemomab announced the early completion of patient enrollment in the Phase 2 SPRING trial assessing CM-101 as a treatment for PSC. Early completion of patient enrollment enabled the company to accelerate the timeline for its expected readout of topline data from the trial. We now expect to report topline data by midyear 2024, rather than in the second half of 2024 as previously projected. Chemomab management noted that acceleration of these timelines was enabled by the enthusiastic response of both clinicians and patients to our PSC clinical trial.

Presented Data at the ACR Convergence 2023 Conference that Further Supports the Key Role of CCL24 in the Pathogenesis of Systemic Sclerosis

On November 16, 2023, Chemomab reported that SSc patient data presented at the ACR Convergence 2023 conference showed that high serum levels of our CCL24 target are associated with more severe manifestations of the disease and that CCL24 activates endothelial cells in specific ways that result in SSc-associated fibrosis.

Received FDA Fast Track Designation for CM-101 for the Treatment of Primary Sclerosing Cholangitis

On November 15, 2023, Chemomab announced that the U.S. Food and Drug Administration (FDA) had granted CM-101 Fast Track designation for the treatment of PSC in adult patients. Programs with Fast Track designation can benefit from early and more frequent interactions with the FDA during the clinical development process. Therapeutic candidates with Fast Track designation may also be eligible for priority review and accelerated approval if supported by clinical data, CM-101 has also received Orphan Drug designation from the FDA and the European Medicines Agency.

Reported New Data Supporting CM-101’s Anti-Fibrotic/Anti-Inflammatory Activity in Patients with Liver Fibrosis and Highlighting CCL24’s Unique Association with Key PSC Pathways

On November 13, 2023, Chemomab reported on several data presentations at AASLD's The Liver Meeting® 2023.  One presentation included additional proteomic analyses of data from the company’s Phase 2a liver fibrosis clinical trial in NASH patients that showed consistent and significant improvements in liver-related pathology pathways after treatment with CM-101. In a second oral presentation, Chemomab researchers discussed proteomic analyses of PSC patients that provided further evidence that CCL24 is a key driver of the inflammatory and fibrotic processes underlying PSC and other disorders.

Disclosed Receipt of Nasdaq Notice Regarding Minimum Bid Price Requirement

On November 6, 2023, Chemomab announced that the company had received notice from the Nasdaq that the company was not currently in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. The notice indicated that the company had 180 days to regain compliance. The Notice had no immediate effect on the listing of the Company's ADSs, which continue to trade on the Nasdaq Capital Market. The company may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement.

Published Peer-Reviewed Research Article Demonstrating the Key Role of CCL24 in PSC

On June 28, 2023, the company reported publication of a peer-reviewed research article in the June issue of the respected journal JCI Insight. It was produced through collaborations with prominent academic groups and supports the key role of CCL24 in driving the self-perpetuating fibrosis and inflammation that result in the severe liver damage characterizing PSC. The publication also includes preclinical studies showing that CM-101, Chemomab's CCL24-neutralizing antibody, is effective in interrupting these fibro-inflammatory processes and could potentially improve patient outcomes.

New Executive Appointments

On June 5, 2023, we announced that Adi Mor, PhD, co-founder and former Chief Executive Officer (CEO), and then Director and Chief Scientific Officer, had been reappointed to the additional role of CEO, replacing Dale Pfost, PhD. Sigal Fattal, former Chief Financial Officer (CFO) and then Vice President, Finance, was reappointed to the role of CFO, replacing Donald Marvin. Nissim Darvish, MD, PhD, was appointed Chairman of the Board, replacing Dr. Pfost. All the appointments were effective June 1, 2023.

Presented Patient Data at 2023 EULAR Congress Highlighting How Serum CCL24 Levels Can Predict Vascular and Fibrotic Complications of Systemic Sclerosis (SSc)

On June 3, 2023, in a poster at the 2023 European Congress of Rheumatology, hosted by the European Alliance of Association for Rheumatology (EULAR), researchers presented patient data that further elucidated the key role of CCL24 in the pathology and prognosis of SSc and related fibrotic diseases, and supported the rationale for the potential therapeutic utility of Chemomab's CCL24-neutralizing antibody CM-101 for the treatment of SSc and other fibro-inflammatory diseases.

Announced FDA Clearance of Investigational New Drug Application for Phase 2 Clinical Trial of CM-101 in Patients with SSc

On February 21, 2023, Chemomab announced that the FDA had cleared the company's Investigational New Drug (IND) application to evaluate CM-101 in a Phase 2 clinical trial in adults with SSc. The CM-101 SSc trial has not yet been initiated.

Reported Primary and Secondary Analyses of CM-101 Phase 2 Liver Fibrosis Trial in NASH Patients

On January 3, 2023, Chemomab reported topline results from its Phase 2a trial assessing CM-101 in nonalcoholic steatohepatitis (NASH) patients with liver fibrosis. The trial met its primary endpoint of safety and tolerability, and CM-101 demonstrated promising activity in secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments measured at baseline and at week 20. Key findings included:

•	CM-101 continued to appear well tolerated when administered subcutaneously

•	CM-101 administered subcutaneously demonstrated favorable pharmacokinetics and target engagement profiles

•	CM-101-treated patients showed greater improvements than the placebo group in a number of liver fibrosis-related biomarkers

•
A majority of CM-101-treated patients showed improvements in more than one liver fibrosis-related biomarker—almost 60% of CM-101-treated patients responded in at least three biomarkers at week 20, compared to no patients in the placebo group.

•	A higher proportion of patients in the CM-101-treated group showed improvement in a physiologic measure of liver stiffness as compared to placebo.

On June 21, 2023, the company reported additional results from secondary analyses of this trial. The results were included in a late-breaking poster presentation at the 2023 EASL Congress. Overall, the data showed improvements across an additional set of inflammatory and fibrotic biomarkers that are consistent with the clinical results released in January. Additionally, in NASH patients at greater risk of disease progression, CM-101 treatment resulted in a greater biomarker response than in NASH patients with lower risk disease or in placebo-treated patients.

Pipeline

Our lead product candidate, CM-101, is a first-in-class humanized monoclonal antibody targeting CCL24 that is being assessed in two orphan indications: PSC and SSc. CCL24 has been extensively studied in airway inflammation and, more recently, we have demonstrated in preclinical studies and early clinical studies that it plays an important role in additional indications, including inflammation and fibrosis of the liver, skin and lung. While CCL24 is found in low levels in blood and tissue samples from healthy volunteers, elevated levels of both CCL24 and its receptor CCR3 have been found in patients with PSC, SSc and NASH. CCL24 levels have also been correlated to different stages of disease. Based on extensive preclinical, nonclinical and early clinical studies, we expect that neutralizing CCL24 will result in anti-fibrotic and anti-inflammatory effects in patients. CM-101 has been granted orphan drug designation by both the FDA and the EMA in its primary indications of PSC and SSc. In addition, CM-101 was recently granted a Fast Track designation in PSC from the FDA. These designations provide multiple benefits for these indications, including the potential for accelerated clinical and regulatory pathways as well as exclusive marketing and development rights for a period of time.

PSC is a rare, chronic cholestatic liver disease characterized by progressive inflammation, fibrosis, and destruction of the intrahepatic and extrahepatic bile ducts. The cause of the disease is not known, although a high proportion of PSC patients also have inflammatory bowel disease. Fibrosis and inflammatory responses induce a progressive spread of the fibrotic condition. Cholestasis is a symptom of liver injury and is characterized as the interruption of bile flow from hepatocytes to the intestine, which leads to bile acid accumulation in the liver, resulting in oxidative stress, inflammation, apoptosis and fibrosis. PSC affects approximately 30,000-45,000 patients in the United States. It leads to end-stage liver disease and cancer, which causes about half of PSC deaths. About half of patients require liver transplantation, but PSC then re-occurs in about 20% of transplant recipients, Median transplant-free survival is estimated at 10-20 years.

No treatment aside from a liver transplant has been associated with change of the disease course or significant long-term improvement in the clinical outcome. PSC is a clear serious unmet medical need with no FDA approved therapeutics and for which the current standard of care is inadequate.

SSc is a rare connective tissue disease characterized by excessive fibrosis and extracellular matrix accumulation in the skin, lung and other visceral organs. The disease initiates with an early inflammatory phase involving the immune cell network, as well as endothelial cells. As the disease progresses, the inflammation increases and fibroblasts and myofibroblasts generate tissue fibrosis, while endothelial cells promote vascular injury, which can lead to skin fibrosis, interstitial lung disease, myocardial insufficiency, vascular obliteration, distal ulcerations and gangrene. SSC affects approximately 75,000-100,000 patients in the United States. SSc has the highest mortality rate among the systemic rheumatic diseases and has high unmet need, as current treatments manage only disease manifestations and there is no disease modifying drug available.

We are primarily focused on the orphan indications PSC and SSc but believe that CM-101 may have additional applications in other fibrotic-inflammatory disease areas such as idiopathic pulmonary fibrosis, or IPF and nonalcoholic steatohepatitis, or NASH. CM-101 has shown promising anti-fibrotic and anti-inflammatory effects in preclinical studies of liver fibrosis and PSC, with significant reductions in fibrotic genes, liver enzymes, bile acid and cholangiocyte proliferation, all reflecting a potential improvement in disease status. In preclinical studies of SSc, CM-101 reduced inflammatory and fibrotic injury resulting in reductions in dermal thickness, collagen concentration in the skin and the lung, and immune cell infiltration in the lung.

We have completed two Phase 1a single ascending dose studies with intravenous, or IV, and subcutaneous, or SC, administrations of CM-101 in 40 healthy volunteers. The drug was shown to be well-tolerated, with a PK profile supporting dosing once every 2-4 weeks. We also completed a Phase 1b multiple administration ascending dose study in 16 non-alcoholic fatty liver disease (NAFLD) patients, expanding the safety, tolerability, and pharmacodynamics database with patients with early liver disease. Early evidence of anti-fibrotic activity was also seen in this study.

In the first half of 2023 we reported topline and secondary results from our Phase 2a randomized, double-blind, placebo-controlled study in patients with liver fibrosis associated with NASH. The trial met its primary endpoint of safety and tolerability, and CM-101 demonstrated promising activity in secondary endpoints that included pharmacokinetic and target engagement profiles of the SC formulation, as well as a range of liver fibrosis biomarkers and physiologic assessments measured at baseline and at week 20.

The trial enrolled 23 NASH patients with stage F1c, F2 and F3 disease who were randomized to receive either CM-101 or placebo. Patients received eight doses of 5 mg/kg of study drug administered by SC injection once every two weeks, for a treatment period of 16 weeks. Key findings of the CM-101 Phase 2a trial included the following.

•
CM-101 appeared to be well tolerated when administered subcutaneously. Most reported adverse events observed were mild, with one unrelated serious adverse event reported. No significant injection site reactions were reported and no anti-drug antibodies, or ADAs, were detected.

•	CM-101 administered subcutaneously demonstrated favorable pharmacokinetics and target engagement profiles as expected, which were similar to what we have previously reported.

•	CM-101-treated patients showed greater improvements than the placebo group in a number of liver fibrosis-related biomarkers, including ProC-3, ProC-4, ProC-18, TIMP-1 and ELF.

•
A majority of CM-101-treated patients showed improvements in more than one liver fibrosis-related biomarker—almost 60% of CM-101 patients responded in at least three biomarkers at week 20, compared to no patients in the placebo group.

•
A higher proportion of patients in the CM-101-treated group showed improvement in a physiologic measure of liver stiffness as compared to placebo (reduction of at least one grade of fibrosis score as assessed by the non-invasive elastography method known as FibroScan®).

•
CM-101-treated patients with higher CCL24 levels at baseline showed greater reductions in fibrosis-related biomarkers than patients with lower levels. Multiple fibrosis-related biomarkers showed more pronounced reductions in CM-101-treated patients who had higher CCL24 levels at baseline than in patients with lower CCL24 baseline levels, adding to the growing body of evidence validating the role of CCL24 in the pathophysiology of fibrotic liver disease.

•
After completion of the study, the unblinded data showed that patients in the CM-101-treated group had higher baseline levels of fibrosis compared to placebo patients. The impact of this difference on the results, if any, is unknown.

In a secondary analysis reported in June of 2023, CM-101-treated patients showed improvements in an additional set of biomarkers associated with active fibrosis and inflammation including AST/ALT ratio, Neutrophil-to-Lymphocyte Ratio (NLR), FIB-4, and PRO-C3. Some of these biomarker scores were further improved in CM-101-treated patients with higher FibroScan-AST (FAST) scores, which categorize study patients based on the risk of disease progression. It is noteworthy that as an overall indicator of fibrogenesis and fibrotic disease, PRO-C3 may potentially be viewed as a “bridge” to PSC and other anti-fibrotic indications.

Liver fibrosis experts working with Chemomab noted that it is encouraging that consistent positive improvements were seen across a range of fibro-inflammatory biomarkers in both CM-101 Phase 2a study analyses, and that greater improvement in biomarkers in the higher FAST score-enriched subgroup provides further evidence of CM-101's potential to have a positive impact on fibrotic diseases such as NASH and PSC, whose pathophysiology may be associated with the dual fibro-inflammatory mechanism that CM-101 is intended to address

Data from this trial provided important insights in support of the CM-101 development program, including the favorable safety and tolerability of CM-101 in patients with serious liver disease, confirmation of early signs of biomarker activity that are relevant for a number of fibro-inflammatory disorders, and additional tolerability and pharmacokinetic data needed to assess next steps in the development of our current subcutaneous formulation.

Earlier, we also reported positive clinical data from an investigator-initiated clinical study assessing CM-101 activity and safety in hospitalized patients with severe lung injury derived from COVID-19. The objective of the study was to evaluate the drug’s safety and activity in hospitalized COVID-19 patients with severe pneumonia, including its impact on biomarkers related to lung inflammation that are also relevant in systemic sclerosis. The open label, single arm trial enrolled 16 hospitalized adult COVID-19 patients with severe respiratory involvement. All patients were receiving standard of care therapy. All were treated with a single 10mg/kg intravenous dose of CM-101 on the first day of the study and followed for 30 days. Administration of CM-101 to this acutely ill patient population appeared to be well tolerated. CM-101 exposures and target engagement profiles were similar to what our researchers have seen in previous clinical studies of CM-101. Importantly, rapid reductions in serum biomarkers of lung inflammation, fibrogenesis and neutrophil activity were observed post-treatment with CM-101. Overall, this study confirmed and extended the safety and tolerability profile of CM-101 and demonstrated clinically relevant changes in biomarkers associated with lung inflammation and fibrogenesis, further supporting CM-101’s anti-inflammatory and anti-fibrotic effects.

We are currently conducting a randomized, double-blind, placebo-controlled study of CM-101 in PSC patients and recently announced completion of patient enrollment in the trial. A topline data readout is expected in midyear 2024. In addition, a Phase 2a clinical trial in SSc has an open IND in the U.S. Chemomab currently plans to initiate patient enrollment in this trial after assessing the PSC Phase 2 topline clinical data readout and when financial resources permit.

The Phase 2 SPRING study recently completed enrollment of the targeted 68 patients with PSC who are treated with CM-101 or placebo for 15 weeks. The trial design includes 2 dose cohorts of CM-101 (10or 20mg/kg) vs placebo as well as an open-label extension of 33 weeks to evaluate the safety, tolerability and durability of effect over longer treatment durations.

We may also explore CM-101 in other indications, where the dual activity of CM-101 acting on both inflammation and fibrosis could provide new avenues for treating inflammatory and fibrotic conditions.

Chemomab was founded in 2011, based on a novel discovery originating from the Sourasky Medical Center in Tel-Aviv, Israel, where Professor Jacob George first identified CCL24 as a key regulator of unstable plaque formation in atherosclerotic patients. In our early years, we focused on research directed at clarifying the role and effectiveness of CCL24 blockade. In 2015, we selected our proprietary lead product candidate, CM-101, and started product development directed towards human testing.

We have assembled an executive team with highly relevant experience in inflammation and fibrosis, and biologics drug discovery and clinical development. Adi Mor, Ph.D., our Chief Executive Officer, Chief Scientific Officer and Co-founder, has 15 years of experience in immunology and has led the CM-101 program from discovery stage into Phase 2 clinical studies. Matthew Frankel, M.D., our Chief Medical Officer, brings deep experience in clinical development. Dr. Frankel, who is based in the U.S., has more than 25 years of experience in the discovery and clinical development of novel therapeutics and has held senior executive roles at both global pharmaceutical and biotechnology companies. Jack Lawler, our Vice President of Global Development Operations, is highly experienced in managing clinical trials across a wide range ofindications and geographies.

Company strategy

We aim to become a world-leading company for the treatment of diseases involving inflammation and fibrosis, developing novel therapies across a wide range of indications. To achieve this, we are focused on the following key strategies:

•	Advance our lead product, CM-101, for the treatment of PSC and potentially SSc, through clinical development to approval

The clinical development plan of lead product candidate CM-101 was optimized to maximize the clinical information obtained, generating additional important data to support future advancement to registration trials, and decreasing the overall risk of the CM-101 clinical development program in the lead indication of PSC and potentially SSc, as well as potentially in additional indications where the scientific rationale is strong.

We expect that the current PSC trial design will provide important data on the clinical dose response relationship to inform the broader development program and to identify the optimal dose to advance in later PSC trials, as well as in clinical trials in other indications.

•	Selectively evaluate partnership opportunities

We continuously explore partnership opportunities to advance CM-101 development in PSC and SSc, and possibly NASH, identifying companies with drugs (either approved or in development) that could possibly be combined with CM-101, extending the development of CM-101 to new indications beyond PSC and SSc, and seeking additional significant commercial or drug development capabilities that may accelerate CM-101’s time to market.

•	Explore opportunities for CM-101 in additional inflammatory/fibrotic indications

We continue to evaluate the potential benefit of CM-101 outside of our current lead indications of PSC and SSc, in order to maximize the product’s potential. CM-101 has shown anti-fibrotic activity in animal models and human tissue studies of IPF and NASH. We will continue to assess ways to leverage the dual anti-inflammatory and anti-fibrotic activity of CM-101 in new disease areas and to form additional collaborations with global medical researchers and drug developers.

•	Strengthen our intellectual property portfolio

We believe that we have developed a strong intellectual property portfolio and will continue to seek, maintain, and defend our patent rights, whether developed internally or licensed to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business proprietary position in the field of inflammation and fibrosis.

Fibrosis and inflammation

Tissue damage activates a repair process that includes acute inflammation followed by either successful complete repair or tissue replacement by fibrosis. However, persistent and repeated damage can result in continuous activation of the repair process leading to chronic inflammation, progressive tissue fibrosis and sclerosis.

Fibrosis is an accumulation of non-functional tissue and can occur in many different tissues, including lung, liver, kidney, muscle, skin and the gastrointestinal tract, resulting in a number of chronic fibrotic conditions. Liver fibrosis is the process of excessive accumulation of extracellular matrix proteins, predominantly collagen, which occurs as the result of liver injury. In cases of acute temporary damage, these changes are transient and liver fibrosis may resolve. In chronic cases, however, the liver damage persists and chronic inflammation and accumulation of the extracellular matrix eventually lead to cirrhosis. The various fibrotic manifestations in conditions like SSc are still not well understood. Disease progression is characterized by an early inflammatory onset followed by tissue fibrosis, vascular injury and organ damage. Fibrosis, and specifically lung fibrosis, is the main cause of disease progression and mortality in SSc, although manifestation of the disease in other organs can cause patients considerable distress and adversely impact their health and their quality of life.

Fibrosis and inflammation are intrinsically linked; a healthy inflammatory response is necessary for efficient wound healing; however, a prolonged response can contribute to the pathogenesis of fibrosis. The inflammatory response during chronic liver injury is a dynamic process with intrahepatic accumulation of diverse immune cells. Recruitment and infiltration of these cells to the liver and their localization is mainly determined by chemokines and cytokines that are produced by hepatocytes, immune cells, biliary epithelial cells, and endothelial cells. Notably, activated liver fibroblasts, the hepatic stellate cells, or HSCs, secrete various chemokines, thereby contributing to the ongoing immune response during fibrotic liver diseases. Similarly, for SSc, the early inflammatory phase leading to fibrosis in multiple organs of the body includes activation of the immune cell network of lymphocytes, eosinophils, and monocytes, as well as endothelial and endothelial progenitor cells. In the advanced SSc phase, fibroblasts and myofibroblasts take the lead to generate tissue fibrosis.

Chemokine involvement in inflammation and fibrosis

Chemokines are a group of small signaling proteins thought to be involved in the etiology, or causation, of multiple inflammatory diseases. They are not only implicated in immune cell recruitment during inflammation, but also contribute to immune surveillance, direct cells to target organs in homeostasis, and exert pleiotropic, or diverse, effects on non-immune cells, for instance, directly influencing the functionality of fibrogenic cells. Chemokines and their corresponding chemokine receptors are key players in orchestrating the sequential influx of immune cells into damaged or diseased organs, driving inflammatory responses to specific triggers.

In the liver, chemokines have a key role in the development of inflammation and wound healing responses, which can lead to either resolution of liver injury or promote, if ongoing, maladaptive responses with chronic inflammation, fibrosis, and development of clinically manifest liver disease. Although the pathophysiology underlying PSC has not yet been fully clarified, animal models of PSC have contributed to dissecting the molecular basis of this disease and highlighting the role of cytokines and chemokines as important pathogenetic mediators of liver inflammation and fibrosis. Recently published studies demonstrated that in most of the processes suggested for the onset and development of PSC, chemokines and chemokine receptors play a key role. Hematopoietic stem cells (HSCs) may be the main producers of cytokines and play an initial role in the progression of liver fibrosis by attracting different types of immune cells, resulting in further production of cytokines and liver injury in a vicious disease cycle. Extensive proliferation, trans-differentiation and activation of HSCs result in ongoing chronic tissue remodeling and severe fibrosis. In addition, chemokines are also involved in promoting polarization of the recruited immune cells. Therefore, chemokines may participate in PSC by promoting migration of inflammatory and fibrotic cells, by activating inflammatory and fibrotic cells locally, or by inducing cytokines that promote collagen and matrix deposition.

Likewise, in SSc pathogenesis, chemokines foster migration and activation of inflammatory and fibrotic cells, inducing the secretion of cytokines that promote collagen and matrix deposition in affected organs. Indeed, patients with SSc exhibit increased systemic levels of proinflammatory chemokines and some of these have also been shown to correlate with limited or diffuse cutaneous disease phenotype and/or to organ-specific pathology such as lung disease or skin vascular inflammation.

The role of CCL24

CCL24 is a chemokine that promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. This chemokine is known to be expressed by activated T-cells, monocytes, epithelial cells and endothelial cells, as well as by activated fibroblasts. CCL24 induces chemotaxis and activation of CCR3-expressing cells, including immune cells and fibroblasts.

We have been the driving force in establishing the role of CCL24 in the pathogenesis of PSC and SSc, however, others have highlighted its contribution to other indications. For example, published work has shown that both CCL24 and CCR3 are involved in lung and skin inflammation and fibrosis. CCR3 is robustly expressed on eosinophils and recent data has suggested that eosinophilic inflammation may be involved in the pathogenesis and progression of SSc. For example, in SSc patients, eosinophil counts, but not total leukocytes, were significantly higher than in patients with other connective autoimmune diseases. Eosinophil counts correlated positively with both interstitial lung disease severity and the modified Rodnan skin thickness score, or mRSS.

Notably, CCR3 was shown to be expressed on oral and dermal fibroblasts where it modulates wound healing and tissue remodeling processes. A recent academic study also demonstrated overexpression of CCR3 on monocyte populations isolated from SSc patients. CCL24 was shown to be involved in proinflammatory reactions, specifically contributing to the type 2 immune reaction involving Th2 lymphocytes and M2 macrophages that were shown to be present in skin lesions of SSc patients. Accordingly, CCL24 was found to play a dominant role in inducing profibrotic effects and to be overexpressed in fibrotic lungs and bronchoalveolar lavage fluid from patients with idiopathic pulmonary fibrosis, a disease sharing similar lung dysfunction features with SSc. Furthermore, CCL24 was shown to promote collagen production in human lung fibroblasts and to be constitutively expressed by dermal fibroblasts.

Prior studies support the role of CCL24/CCR3 signaling in the pathogenesis of SSc and these findings have been further explored by Chemomab in SSc and for the first time, in PSC.

CCL24
The Target
CCR3
The Receptor
CCL24
Regulated Cells
Monocytes
CCL24
Regulated Cells
Fibroblasts
INFLAMMATION
FIBROSIS
Immune cell recruitment
Fibroblast activation

CCL24 is a critical mediator promoting inflammation and fibrosis

Challenges to drug development in fibrosis and inflammation

Successful treatment of fibrotic disorders has in large part remained elusive, primarily due to incomplete understanding of the complexity and multi-mechanism contributions to disease progression. This has complicated preclinical investigations for new products and new targets, with animal models having limited resemblance to human disease. Additionally, preclinical animal data is often of short treatment duration and does not capture the effects of treating chronic fibrotic indications. This is particularly applicable to complex, orphan indications like SSc, where there is still no approved standard of care or proven target mechanism. Most drug approvals in this space have been focused on fibrosis of the lungs i.e., idiopathic pulmonary fibrosis, or IPF, interstitial lung disease, or ILD, and pulmonary arterial hypertension, or PAH.

Most approved anti-fibrotic products target extracellular components, given their biological accessibility, and inhibition of receptors and ligands preventing downstream signaling is considered to be a potentially effective option for alleviating fibrosis. PDGF and TGF-β are commonly studied targets in fibrosis and there are two approved products that target these pathways, pirfenidone and nintedanib. Both pirfenidone and nintedanib are approved for the treatment of IPF, with nintedanib also recently approved for treatment of systemic sclerosis associated interstitial lung disease and chronic fibrosing interstitial lung diseases. Due to the strong associations between inflammation and fibrosis, companies have devoted efforts to anti-inflammatory drugs with the hope that reduction in inflammation will attenuate fibrosis. For example, companies have targeted TNF-α, a commonly explored anti-inflammatory mechanism in fibrotic indications. Despite the success of targeting cytokines, inflammatory factors and immune cells in pure inflammatory autoimmune diseases, such as blocking TNF-α, these results have generally not been reproduced in studies targeting inflammatory fibrotic indications. Nonetheless, tocilizumab, a monoclonal antibody targeting IL-6R, was recently approved for the treatment of ILD associated with systemic sclerosis. Treatments that inhibit certain pure anti-fibrotic pathways, such as nintedanib and pirfenidone, have resulted in limited clinical benefit. We believe that these results highlight the importance of a dual mechanism that, with adequate selectivity, is designed to target inflammatory processes and also directly prevent fibrosis resulting in blockage of multiple disease-contributing mechanisms.

Notwithstanding challenges in the field of fibrosis and inflammation, there is significant and growing industry interest given the associated unmet medical need and the continuing opportunity to identify better therapeutic targets. For example, in 2024 Gilead acquired Cymabay for its PPAR agonist in Primary biliary cirrhosis.  In 2019 Novartis completed two transactions related to the treatment of NASH, a liver metabolic fibrotic disease. It acquired IFM Tre for NLRP3 antagonists for a $310 million upfront payment and total potential consideration of $1.5 billion and licensed an integrin inhibitor from Pliant Therapeutics for an $80 million upfront payment. Additionally, Gilead Sciences licensed two preclinical programs, one in NASH for a $15 million upfront payment (total potential consideration of $785 million) and the other for TGF-β inhibitors in fibrosis for an $80 million upfront payment and total potential consideration of $1.4 billion. In 2020, Roche acquired Promedior for a $390 million upfront payment and total potential consideration of $1 billion in milestones for its Phase 2 product in pulmonary fibrosis, and Bayer partnered with Recursion Pharmaceuticals to develop and commercialize preclinical-stage small molecule treatments for fibrotic conditions for a $30 million upfront payment and total potential consideration of $1 billion. Boehringer Ingelheim also acquired Enleofen Bio in a deal potentially worth $1 billion for its NASH and ILD anti-IL11 platform. More recently, Mediar, a high-profile start-up targeting novel mechanisms for fibrotic diseases, reported a $105 million Series A financing.

Targeting chemokines as a treatment for fibrotic indications

We believe that our approach, selectively targeting fibrotic conditions by attenuating both inflammation and fibrosis, may be an optimal approach for both effectiveness and reduction of toxicity. As central regulators of initiation and progression of fibrotic disorders, chemokines are an ideal target to impact both inflammation and fibrosis. Some chemokines are also disease-specific, allowing for potential selectivity.

Chemokine receptors, or CCRs, have been more extensively studied as drug targets in fibrotic conditions compared to chemokine ligands, however, the therapeutic effects of CCR inhibitors have generally fallen short in the clinic. Pharmaceutical companies have previously explored the CCL24 ligand receptor, CCR3, and its other ligands CCL7 and CCL11, with small or large molecule inhibitors. These programs were directed at inhibiting eosinophilic trafficking in respiratory and allergic inflammation, however, despite promising preclinical data, most programs were discontinued largely due to poor safety profiles and limited efficacy of the antagonist used. To our knowledge, only Alkahest has an active program that explores CCR3 inhibition, which is under license from Boehringer Ingelheim and is being developed as a treatment for wet AMD. In contrast, we believe CCL24 presents a more promising opportunity. Unlike other CCR3 ligands, CCL24 binds only to the CCR3 receptor and is also organ/disease-specific, which together could provide enhanced selectivity and tolerability. For example, in PSC, CCL24 is elevated in the liver and cholangiocytes (bile duct epithelia) and immune cells that play a key role in the progression of the disease.  Likewise, elevation of CCL24 has been shown in fibrotic lungs and bronchoalveolar lavage fluid from patients with idiopathic pulmonary fibrosis, a disease sharing similar lung dysfunction features with SSc and which recently was correlated, by us, with disease severity and lung involvement in a cohort of SSc patients from the United Kingdom. Furthermore, CCL24 is constitutively expressed by skin and dermal fibroblasts. The use of an antibody in targeting this chemokine is a novel approach to targeting fibrosis.

Our expertise and approach to drug discovery

We are a clinical stage biotechnology company focused on the discovery and development of novel drugs to address fibrotic indications with unmet medical needs. CCL24 is a key target promoting fibrosis as it regulates the two main processes that drive fibrosis: fibroblast activation and immune cell migration and activation. Using our expertise in monoclonal antibody, or mAb, development and deep knowledge of chemokine biology, we are developing CM-101, a proprietary, first-in-class, fully humanized mAb that through research and studies to date, has been shown to neutralize CCL24 and by so doing inhibits its disease-related functions in both inflammation and fibrosis. This represents an innovative approach to anti-fibrotic drug discovery and is a key differentiator for us. The ability of CM-101 to directly attenuate fibroblast activation and concurrently attenuate recruitment of immune cells is novel and could address a wide range of hard-to-treat fibrotic diseases.

Our ongoing collaborations are complementary to both preclinical and clinical aspects of research and development. We have created an extensive panel of in vitro, ex vivo and in vivo assays which we have used to further the understanding of fibrotic processes together with the role of CCL24 in various diseases and the effects of its neutralization by CM-101. These assays have allowed us to sequentially explore target validation and proof of mechanism in disease relevant human and animal samples that we believe helps de-risk the translation of CM-101 into the clinic.

Target expression and engagement

We regularly collaborate with leading academic centers around the world to investigate the role of CCL24 and CM-101 in various indications. For example, we work with The Royal Free Hospital, or RFH, in London, and Birmingham University in Birmingham, United Kingdom to access liver biopsy and serum samples from patients with PSC. Using immunohistochemistry and florescence microscopy to stain CCL24 and CCR3, it explores the expression patterns of these targets in disease relevant human samples and compares them to healthy volunteers. Similarly, we have tested biopsies of SSc patients through a collaboration with the University of Florence in Italy and serum samples of SSc patients through a collaboration with Leeds University in the UK.

Proof of mechanism

We explore fibroblast activation and immune cell recruitment in response to CM-101 treatment through inhouse ex vivo and in vitro assays. We have executed multiple validated genetic and treatment-based disease models in fibrotic and inflammatory indications in which we have investigated CM-101’s effects. Additionally, as part of a collaboration with Nordic Biosciences, Copenhagen, Denmark, we have gained access to proprietary tools and expertise to explore the effects of CM-101 on key fibrogenesis and fibrolysis biomarkers. Nordic Biosciences is a world-leading extracellular matrix specialist and continues to contribute additional analyses to our clinical samples.

We have created a broad array of biological assays to explore CCL24 and CM-101

We may explore next-generation biologic products, and, based on our wide database of patient samples and extensive knowledge and experience in fibrosis, may identify targets that could complement CCL24 inhibition. Next-generation assets could therefore be dual targeting and would be screened through the panel of assays available to us that evaluate target expression in fibrotic tissues as well as the anti-fibrotic activity of potential candidates. Similar to CM-101, this process would establish proof-of-biological-mechanism in both animal models and human tissue prior to commencing product development and initiating clinical studies.

Our pipeline

CM-101 in PSC and SSc

Our lead product, CM-101, is a first-in-class humanized monoclonal antibody targeting CCL24 that is being developed initially for the treatment of PSC and SSc, with potential future opportunities in other fibrotic-inflammatory indications. We have completed two Phase 1a studies of CM-101 in healthy volunteers as well as a Phase 1b safety, tolerability and proof-of-mechanism study in NAFLD patients and a Phase 2a liver fibrosis biomarker study in NASH patients with liver fibrosis, which was reported in 2023. Topline results showed favorable safety and tolerability profiles for CM-101 in patients with serious liver disease, confirmed early signs of biomarker activity that are also relevant for a number of fibro-inflammatory disorders, and reinforced tolerability and pharmacokinetic data relevant to the development of our current subcutaneous formulation.

A Phase 2 study in PSC is now ongoing in Europe, the U.S. and Israel.  We recently announced the completion of patient enrollment in this trial and acceleration of the expected readout of the topline results to midyear 2024. A global Phase 2 study in SSc that will assess the clinical and biological effects of CM-101 in this patient population has an open U.S. IND and is Phase 2-ready. Chemomab currently plans to initiate patient enrollment in the SSc trial following the successful completion of the PSC Phase 2 study and as resources permit.

Primary Sclerosing Cholangitis

PSC is a progressive, rare, and chronic cholestatic liver disorder that is characterized by thickening, inflammation, and fibrosis of the intra- and extra-hepatic bile ducts. This generally leads to cholestasis, liver damage, cirrhosis, and eventually liver failure. The exact cause of PSC remains mostly unknown; however, immune system dysregulation, genes, viruses, and bacteria may be involved. PSC is commonly associated with inflammatory bowel disease, or IBD. Approximately three in every four individuals with PSC also have ulcerative colitis. Most individuals affected with PSC are adults with an average age of 40 years at diagnosis; however, it may also occur in children. Disease progression, symptoms, and severity may vary greatly between individuals. Patients in the initial stages of PSC are generally asymptomatic or have only mild symptoms.

Abdominal discomfort, fatigue, and pruritus, or itching, are common initial symptoms of PSC that can be severe and debilitating. The initial step in diagnosing PSC is to evaluate liver enzyme levels through blood tests. Physicians will then confirm a diagnosis with cholangiography ultrasound and, in rare cases, a liver biopsy. As the disease progresses, bile flow from the liver is obstructed and is subsequently absorbed into the bloodstream leading to the yellowing of the mucous membranes, whites of the eyes, and skin. Furthermore, individuals may also experience abdominal pain, malaise, light-colored stools, nausea, dark urine, weight loss, and/or hepatomegaly or splenomegaly. PSC patients have a 40-fold increased risk of liver cancer and a 400-fold increased risk of cholangiocarcinoma, and the disease may lead to other conditions including osteoporosis, bacterial cholangitis, portal hypertension, bleeding, as well as vitamin deficiencies.

There are currently no specific medical therapies that can alter or cure the course of the disease; instead, available treatments are directed towards slowing the progression of PSC and treating symptoms. In certain individuals, endoscopic surgery may be performed to enlarge the narrowed bile ducts and to remove blockages. Complications due to vitamin deficiencies can be prevented with the help of vitamin supplements, while infections and inflammation can be controlled by using antibiotics. Cholestyramine and UCDA can be effective in managing itching and can be used with or without antihistamines. Patients with advanced symptoms such as end-stage liver disease, recurrent bacterial cholangitis and intractable pruritus, will often undergo liver transplantation, however, in 20-25% of cases, PSC will recur even after liver transplantation. The median survival is 10-12 years without intervention.

Systemic Sclerosis

SSc is an autoimmune inflammatory condition that results in widespread fibrosis and vascular abnormalities affecting the skin, lungs, gastrointestinal tract, heart and kidneys. Other key features of SSc include thickening and hardening of the skin, autoantibody production and abnormal nail fold capillaries. The underlying mechanisms that cause SSc are complex and for the most part unknown but most likely involve a combination of factors including the immune system, genetics, and environmental triggers. Various pathways are involved in the pathogenesis of SSc including cytokines that injure blood vessels, growth factors that stimulate collagen, integrin signaling, morphogen pathways, and co-stimulatory pathways. SSc is generally diagnosed between the age of 30 and 50 years and is more prevalent in women.

Given that SSc can affect many different parts of the body there are a multitude of different symptoms of the disease. The most widely observed symptoms include fatigue, arthralgia, and myalgia. However, the earliest sign is often the Raynaud phenomenon in which the body’s normal response to cold or emotional stress is exaggerated, resulting in abnormal spasms in arterioles. Cutaneous features include sclerosis of the skin, particularly the face and hands. Gastrointestinal symptoms of the upper tract include acid reflux and of the lower tract include bloating, nausea and incontinence. Cardiopulmonary presentations include interstitial lung disease, pulmonary arterial hypertension and cardiac scleroderma. Renal and ocular symptoms can also present and 20% of SSc patients have an overlapping diagnosis with other connective tissue diseases and can develop arthritis, lupus or myositis. SSc is subdivided into two main types related to the distribution of skin involvement: diffuse cutaneous (two-thirds of cases) and limited cutaneous. Diffuse SSc, or dcSSc, is rapidly progressive with more significant organ involvement.

There is no cure for SSc. Established treatments can help with symptoms and may modify the disease outcome only if given early in the disease course. Prescribed medications, used off-label, primarily focus on suppressing inflammation with NSAIDs and dilating abnormal or constricted blood vessels with losartan, sildenafil, iloprost and SSRIs, or selective serotonin reuptake inhibitors, as well as treatments to manage individual organ involvement. The only three drugs that are approved for the treatment of SSc symptoms are bosentan by Actelion Pharmaceuticals, approved in Europe for the prevention of digital ulcer development, nintedanib by Boehringer Ingelheim, and tocilizumab by Roche, approved in the United States, Europe and Japan for the treatment of SSc associated interstitial lung disease. The clinical course of SSc is determined by the extent of vascular and fibrosis complications and has the highest mortality rate among the systemic rheumatic diseases. Forty percent of patients die within 10 years of disease onset, with pulmonary involvement being the leading cause of death.

Our CM-101may have disease-modifying potential

The dual anti-fibrotic and anti-inflammatory activity of CM-101 enables the targeting of a wide range of pathogenic mechanisms and may afford patients a new treatment that may have a more impactful effect on disease progression.

Targeting CCL24 offers a dual activity approach

In order to understand CCL24’s role in disease pathophysiology, we have collected data on CCL24 levels from patients with multiple fibrotic-inflammatory indications, including those with PSC, SSc and NASH. PSC patients’ liver biopsies and SSc skin samples were stained for CCL24 and its receptor, CCR3. Blood samples taken from PSC and SSc patients were used to further evaluate the role of the CCL24-CCR3 axis exploring levels of circulating CCL24 and CCR3. To explore the influence of CCL24 on disease status, CCL24 serum levels were correlated with fibrotic biomarkers and disease severity markers.

CCL24 levels in liver biopsies from PSC patients

PSC pathology generally initiates with bile duct damage leading to cholestasis, bile duct inflammation and fibrosis and finally to substantial liver damage. We assessed the accumulation and cellular localization of CCL24 in livers of PSC patients focusing on CCL24 levels in the periductal damaged zone that is most relevant to disease pathology. CCL24 was mainly found in inflammatory cells in the liver of PSC patients. Due to the robust liver inflammatory insult in PSC, reflected by massive accumulation of resident and recruited immune cells in the periductal space, CCL24 positive staining was extensive. Specific and robust CCL24 staining was also shown in cholangiocytes, the epithelial cells of the bile ducts. Activated myofibroblasts that surround the bile ducts, whether they originate from hepatic stellate cells or portal fibroblasts, are the main drivers of the excess extracellular matrix accumulation in this area, comprising the unique “onion ring” shape seen in PSC liver sections. The collective expression pattern shows high CCL24 levels in areas that are most affected in PSC and highlights its central role in PSC related liver pathology.

Elevated CCL24 staining in liver biopsies from PSC patients

CCR24 levels association with PSC related pathways

To further elucidate the involvement of CCL24 in PSC and its association with disease-related pathways, sera from healthy controls (n=30) and from patients with PSC (n=45) were analyzed using the Olink proximity extension assay (PEA) of 3072 proteins. Serum proteomics data were analyzed according to three comparisons: (1) healthy controls vs. patients with PSC, (2) fibrosis severity in patients, defined by ELF score (9.8 cutoff), and (3) serum levels of CCL24 in patients.

Differentially expressed proteins (DEPs) from each of the three comparisons were interpreted using Ingenuity Pathway Analysis (IPA), to identify dysregulated canonical biological pathways, upstream regulators, and toxicity-functions. The enriched canonical pathways, upstream regulators and toxicity-functions overlapped between the three comparisons (disease, fibrosis and CCL24), suggesting that there are biological mechanisms related to PSC and its progression also related to CCL24 expression levels. Overlapping canonical pathways included HSC activation pathway, immune cell trafficking pathways (granulocyte and agranulocyte adhesion and diapedesis) and inflammation pathways (Th1 and Th2 activation, Th1 activation and pathogen induced cytokine storm).  In patients with PSC, those that had high levels of CCL24 also showed significantly higher average expression of these pathways.

A
HC
(N=30)
PSC
(N=45)
Serum
Proteomics
(Olink Explore 3072)
Group comparisons:
Disease (PSC vs HC)
Fibrosis (PSC: high vs low ELF)
CCL24 (PSC: high vs low CCL24)
B
Groups:
HC
PSC, low ELF
PSC, high ELF
PSC, ELF NA
Dim1 (21.1%)
Dim2 (6.6%)
C
HC
PSC
r = 0.15, p = 0.41
r = 0.5, p = 0.0026
CCL7 Expression (NPX)
CCL24 Expression (NPX)
r = 0.13, p = 0.5
r = 0.48, p = 0.0038
CXCL10 Expression (NPX)
CCL24 Expression (NPX)
D
Canonical pathways
Fibrosis
Disease
CCL24
Overlapping pathways:
[1] Pathogen Induced Cytokine Storm Signaling Pathway
[2] Granulocyte Adhesion and Diapedesis
[3] Agranulocyte Adhesion and Diapedesis
[4] Hepatic Fibrosis / Hepatic Stellate Cell Activation
[5] Wound Healing Signaling Pathway
[6] Role Of Osteoblasts In Rheumatoid Arthritis Signaling Pathway
[7] Th1 and Th2 Activation Pathway
[8] STAT3 Pathway
[9] Cardiac Hypertrophy Signaling
[10] Airway Pathology in Chronic Obstructive Pulmonary Disease
[11] Tumor Microenvironment Pathway
[12] Th1 Pathway
[13] Osteoarthritis Pathway
E
Granulocyte Adhesion and Diapedesis
Hepatic Fibrosis / HSC Activation
Agranulocyte Adhesion and Diapedesis
Mean Expression (NPX)
HC
PSC low CCL24
PSC high CCL24
F
Upstream regulators
Fibrosis
Disease
CCL24
Overlapping regulators:
[1] TNF
[2] IFNG
[3] IL4
[4] TGFB1
[5] Immunoglobulin
[6] IL1B
[7] IL10
[8] IL6
[9] STAT3
G
TNF
IL1β
IL4
Mean Expression (NPX)
HC
PSC low CCL24
PSC high CCL24
H
Hepatotoxicity lists
Fibrosis
Disease
CCL24
Overlapping toxicity functions:
[1] Degeneration of liver
[2] Hepatocellular carcinoma
[3] Liver Cirrhosis
[4] Liver Damage
[5] Liver Enlargement
[6] Liver Fibrosis
[7] Liver Hyperplasia/Hyperproliferation
[8] Liver Inflammation/Hepatitis
[9] Liver Necrosis/Cell Death
[10] Liver Proliferation
[11] Liver Steatosis
I
Liver Damage
Liver Fibrosis
Liver Proliferation
Mean Expression (NPX)
HC
PSC low CCL24
PSC high CCL24

PSC-related mechanisms are upregulated in patients with high CCL24 levels. (A) Analysis over-view: sera from patients with PSC and HC were analyzed by the Olink Explore 3072 proteomic platform, and differentially expressed proteins (DEPs) were compared by disease, fibrosis or CCL24. (B) Score plots of principal component analysis of proteome profiles in HC and Patients with PSC with low or high ELF scores. (C) Correlation of CCL24 to representative proteins associated with inflammation/chemotaxis (CCL7 or CXCL10), in HC (n = 30) or patients with PSC with ALP > 1.5 ULN (n = 34). (D-I) Ingenuity Pathway Analysis of canonical pathways, upstream regulators and liver-related toxicity functions. Venn diagrams show top 30 significant canonical pathways (D), top 20 significant upstream regulators (F), and significant liver-related toxicities (H). The average ex-pression of protein lists of specific canonical pathways (E), upstream regulators (G) and liver-related toxicities (I) is presented for HC and patients with low and high CCL24 serum levels. Boxes rep-resent interquartile ranges with medians (n = 20-30). *, p < 0.05; **, p < 0.01; ****, P < 0.0001.

CCL24 levels correlate with ELF score

CCR3 levels in circulating PBMCs in PSC patients

Chronic liver inflammation is driven in most hepatic injuries by several different immune cell populations originating from either resident hepatic immune cells or recruited cells from the circulation to the damaged site. In collaboration with the Kaplan Medical Center, Israel, we explored systemic changes of CCR3, given that this could impact cell recruitment to the PSC damaged liver. Peripheral blood mononuclear cells (PBMCs) from ten PSC patients and healthy controls were stained for expression of CCR3 and demonstrated that levels were significantly higher in PSC patient samples compared to healthy donors.

CCL24 and CCR3 levels in skin biopsies from SSc patients

We analyzed skin samples from diffuse SSc patients and healthy volunteers and the SSc samples showed elevations in CCL24 and CCR3. Specifically, higher accumulation of CCL24 on immune cells skin infiltration was shown in the SSc samples and CCR3 was evident in skin fibroblasts, immune cells and endothelial cells. These elevations led to a CCL24-mediated robust activation of CCR3 expressing cells, which enhances the recruitment of immune cells and fibroblasts to the diseased organ.

SSc patients showed elevated levels of CCL24 in skin tissue
SSc patients showed elevated levels of CCR3 in skin tissue

   CCL24 levels in serum samples from SSc patients and correlation with fibrotic biomarkers

Our researchers analyzed SSc serum samples that showed that CCL24 levels were significantly increased in SSc patients compared with healthy individuals. Notably, in diffuse SSc patients, CCL24 levels were fourfold higher than in healthy control patients.  Additionally, the levels of CCL24 were correlated with a biomarker of SSc severity, anti-topoisomerase, an autoantibody seen in diffuse SSc patients.

CCL24 levels in serum samples from SSc patients and association with disease manifestations and mortality

The relationship between serum CCL24 levels and disease characteristics in a comprehensive real-life cohort of patients with SSc (n=213) was further studied. The study highlights the association between higher CCL24 levels with critical clinical variables linked to the most severe forms of SSc. Specifically, these variables include male gender, anti-Scl70 positivity, severity of skin fibrosis, presence of ILD, presence of digital ulcers and lung microvascular impairment as measured by DLco. In a longitudinal setting, high serum CCL24 was predictive of lung deterioration. Accordingly, a higher baseline CCL24 level was associated with SSc-related mortality.

Comparison of baseline serum CCL24 levels based on the occurrence of rapid ILD progression (A) and the relationship between baseline serum CCL24 levels and the relative change in FVC over the following 12 months (B).

Cumulative incidence curves comparing SSc-related and other-cause mortality in SSc patients with High and Low baseline CCL24 Status

Preclinical Efficacy of CM-101 in models of PSC

Preclinical experiments in models of PSC

•	Human hepatic stellate cells demonstrated reduced transition to myofibroblasts following incubation of CM-101 with CCL24.

•	Human hepatic stellate cells showed reduced motility towards CCL24 following treatment with CM-101.

•	CM-101 demonstrated in vivo activity on liver fibrosis and cholangiocyte proliferation induced by bile duct ligation in the Sprague Dawley rat model.

•	CM-101 (D8-a murine surrogate of CM-101) inhibits the progression of liver fibrosis and bile duct damage in a chronic cholangitis cholestasis model using the hepatobiliary toxin ANIT.

•
CM-101 (D8) reduces bile duct epithelial cell (cholangiocyte) proliferation, collagen deposition, macrophage infiltration, liver enzymes, bile acid and circulating inflammatory monocytes in an experimental cholangitis model in MDR2 knockout mice.

•	CM-101 reduces liver enzymes, fibrosis, collagen, and fibrotic gene expression in a TAA-induced liver fibrosis model in rats.

•	CM-101 (D8) prevented fibrosis and inflammation in a TAA-induced liver fibrosis model in mice.

Results from the multi-drug resistant 2, or MDR2, knock out mouse model that reflects sclerosing cholangitis and the thioacetamide (TAA) rat model reflecting liver fibrosis are described below.

   CM-101 demonstrates anti-cholestatic, anti-inflammatory, and anti-fibrotic activity in MDR2 knock out mouse model in vivo

Mice with targeted disruption of the MDR2 transporter gene develop chronic and progressive hepatic sclerosing cholangitis that closely resembles PSC and therefore this model has been extensively used to study the pathogenesis and progression of PSC. Using MDR2 knockout mice (six weeks of age), we tested the ability of CM-101 (D8) to attenuate PSC related symptoms. Mice (n=15/group) received either vehicle control, or CM-101 10 mg/kg SC twice weekly during weeks 6-12 following established disease and were sacrificed at the end of week 12. In this study mice were tested for changes in alkaline phosphatase, or ALP, bile acid levels, collagen deposition (histology, Sirius red), macrophage presence in the liver and cholangiocyte proliferation. We observed a significant decrease in all three core pathologies that play a role in PSC: inflammation, fibrosis and cholangiocyte proliferation after CM-101 (D8) treatment compared to non-active treatment. Reduction in the serum markers that represent the cholestatic state, ALP and bile acid, was also observed.

REDUCED MACROPHAGE NUMBER

Mdr2 -/-
Mdr2 -/- + CM-101
Macrophages (IBA1)
IBA-1
(% Positive Area)
8
6
4
2
0
Mdr2-/-
Mdr2-/-
10mg/kg

Reduction in
INFLAMMATION

ATTENUATED LIVER COLLAGEN DEPOSITION

Mdr2 -/-
Mdr2 -/- + CM-101
Sirius Red
Col1A1 Expression
(Real-time PCR)
1.5
1.0
0.5
0.0
Mdr2-/-
Mdr2-/-
10mg/kg

Reduction in
FIBROSIS

REDUCED ABERRANT BILE EPITHELIAL PROLIFERATION

Mdr2 -/-
Mdr2 -/- + CM-101
Cholangiocytes
(pan-ck)
PAN-CK
(% Positive Area)
8
6
4
2
0
Mdr2-/-
Mdr2-/-
10mg/kg

Main driver of
DISEASE PATHOLOGY

CM-101 interferes with core pathways that drive PSC

CM-101 reduces liver fibrosis, inflammation and bile duct epithelial proliferation in MDR2 knockout model

CM-101 demonstrates in vivo activity in a thioacetamide induced liver fibrosis model in rats using a therapeutic model

To assess the potential efficacy of CM-101 on liver fibrosis, we used the TAA-induced liver fibrosis model. Liver fibrosis was induced by intraperitoneal administration of TAA at a dose of 250 mg/kg twice weekly for eight weeks. Rats (n=10/group) received either vehicle control or CM-101 2.5 mg/kg IV twice weekly during weeks four to eight following established fibrosis and were sacrificed at week eight. After eight weeks of TAA treatment, all vehicle-treated animals had developed liver fibrosis, as confirmed by Sirius-red-stained liver histology.

CM-101 reduces fibrosis in rat livers

Plasma ALP, ALT, and AST levels decreased in the CM-101 study arm. Liver collagen content and fibrotic areas were significantly reduced in the CM-101 treated group compared to non-active treatment. CM-101 was also shown to reduce fibrotic markers in the TAA treated rats.

 Efficacy of CM-101 in models of SSc

Preclinical experiments in models of SSc

•	CM-101 reduces SSc serum-induced dermal fibroblast activation and transition to myofibroblasts and interferes with endothelial cell activation.

•	CM-101 treatment attenuated skin fibrotic remodeling in the bleomycin (BLM)-induced dermal fibrosis mouse model.

•	CM-101 attenuated lung fibrosis and inflammation in the bleomycin (BLM)-induced pulmonary fibrosis mouse model.

Results from the bleomycin (BLM)-induced dermal and lung fibrosis mouse models are discussed below in more detail.

CM-101 treatment attenuates skin fibrotic remodeling in the bleomycin (BLM)-induced dermal fibrosis mouse model

The activity of CM-101 (D8) in SSc was tested in the dermal bleomycin model. Treatment started after the onset of fibrotic signs, eight days following the first BLM injection. Histological assessment of skin lesions stained with H&E and Masson’s trichrome revealed significant elevation of dermal thickness and collagen deposition following 21 days of BLM administration. This elevation was significantly reduced when mice were treated with 2.5 mg/kg CM-101 with significant reductions in both skin thickness and collagen deposition compared with the mouse group treated with BLM alone.

CM-101 treatment attenuates skin fibrotic remodeling in the bleomycin-induced dermal fibrosis mouse model

Another feature that characterizes the BLM model and is representative of human SSc is the development of bronchoalveolar inflammation. To evaluate the effect of CM-101 on lung inflammation, we collected bronchoalveolar lavage, or, BAL, fluid, and assessed the number of white blood cells, or WBC, and mononuclear cells. Treatment with BLM for 21 days significantly increased WBC and mononuclear cells in BAL fluid and the number of WBC and mononuclear cells was decreased significantly following CM-101 treatment compared with the group that was administered only BLM. This data supports the anti-inflammatory effect of CM-101 in SSc.

CM-101 inhibits lung fibrosis in the BLM-induced pulmonary fibrosis mouse model

We also tested CM-101 in the experimental lung SSc model where mice were given a single intratracheal administration of BLM followed by either CM-101, non-active treatments (PBS or control immunoglobulin G (IgG)) or the approved anti-fibrosis drugs, pirfenidone and nintedanib. CM-101 had a significant anti-fibrotic and anti-inflammatory effect in the experimental BLM-induced lung fibrosis model as compared with non-active treatment-treated animals. BLM animals treated with non-active treatments showed massive immune cell infiltration, extensive fibrosis and severe tissue injury. CM-101-treated mice exhibited significantly reduced levels of lung fibrosis similar to levels in healthy animals and showed superior effects compared to the approved fibrosis drugs pirfenidone and nintedanib.

CM-101 attenuates lung fibrosis and collagen deposition in the bleomycin (BLM)-induced pulmonary fibrosis mouse model

Preclinical safety and toxicology of CM-101

Preclinical safety evaluation of CM-101 included tissue cross reactivity, assessment of the effect of CM-101 on pro-inflammatory cytokine secretion ex-vivo, and in vivo GLP toxicology studies in mice and non-human primates. No safety concerns were observed in these preclinical assessments.

Immunogenicity may be triggered following administration of humanized monoclonal antibodies, an effect that is frequently seen with approved mAbs. To date, no meaningful ADA effects were identified in three completed clinical studies, which supports a preliminary conclusion that CM-101 may have low immunogenic potential.

As summarized below, there were no safety concerns related to CM-101 in any of the other preclinical safety experiments.

Summary of key preclinical safety experiments

Preclinical findings	Observation
Ex vivo
Antibody dependent cell-cytotoxic (ADCC) and complement dependent cell-cytotoxic (CDC) activity was tested in PBMCs from healthy volunteers.	CM-101 did not have Fc-related effector functions such as ADCC and CDC.
Cytokine release was assessed in human whole blood from healthy volunteers.	CM-101 did not induce pro-inflammatory cytokine secretion.
Tissue cross reactivity was evaluated from healthy human tissues.	CM-101 does not bind non-specifically to healthy tissues, and therefore is expected to only bind to its target, circulating CCL24.
In vivo
GLP repeated dose 4-week toxicity study of CM-101 (IV) in mice.
1. No obvious treatment related adverse reactions.

2. No gross or microscopic pathological findings.

3. No cases of treatment related mortality were observed.

4. No significant elevation was seen in IL1β, IL2, IL4, IL5, IL10, GM-CSF, IFN and TNFα.

GLP repeated dose (up to 50 mg/kg) 6-month toxicity study of CM-101 (SC) in Cynomolgus Monkey.
1. No obvious treatment related adverse reactions.

2. No clinical signs or injection site reactions.

3. No cases of treatment related mortality were observed.

4. Blood and urine tests were found to be within normal ranges for monkeys.

5. No treatment-related organ weight changes and no treatment-related necropsy findings.

6. No treatment-related histopathology findings.

7. Three samples from treated animals were confirmed ADA positive but there was no obvious correlation between positive ADA results and CM-101 serum concentrations or systemic exposure.

Preclinical proof of mechanism studies for CM-101

We conducted a series of in vitro and in vivo studies to demonstrate the proposed mechanism of action and provide proof-of-concept for administering CM-101 in the clinic for target indications.

 Affinity, selectivity, and binding kinetics

We evaluated the kinetic binding parameters of CM-101 to human CCL24, as well as the specificity of CM-101 binding to other chemokines using commercial binding assays. CM-101 demonstrated a strong and stable, high affinity binding to CCL24.

CM-101 reduced CCL24 dependent CCR3 activation

In an in vitro assay, CM-101 was shown to robustly attenuate the ability of CCL24 to induce activation of the CCR3 receptor following pre-incubation of CCL24 with CM-101.

Clinical Development of CM-101

Completed clinical studies

The CM-101 Phase 1 program included two Phase 1a single administration, or SAD, studies, using IV and SC administration with doses ranging from 0.75-10 mg/kg, in healthy volunteers and a Phase 1b multiple administration (MAD) study (5 administrations) in NAFLD patients with normal liver function, testing 2.5 mg/kg IV and 5 mg/kg SC. In the Phase 1 studies 42 subjects have received at least one CM-101 dose, the majority by IV infusion (12/42 subjects received SC).

Safety

The first Phase 1a study, which was a single-center, randomized double-blind, placebo-controlled, single-dose, dose-escalation study, included four escalating dose groups of eight subjects each. In each dose group subjects were randomized in a 3:1 ratio to receive a single IV infusion of either CM-101 (n=6) or placebo (n=2). A total of 24 subjects were enrolled into the study and randomized to the treatment groups (0.75 mg/ kg, 2.5 mg/kg, 5.0 mg/kg, 10 mg/kg) and eight subjects received a placebo. All 32 subjects completed the study as planned. Single, IV doses of CM-101 were well tolerated up to the highest dose level (10 mg/ kg) in healthy subjects. No severe or serious adverse events, or AEs, occurred during the study and all CM-101 related AEs were mild, with one moderate AE reported in the placebo group (myalgia).

The second Phase 1a study was also a single-center, randomized double-blind, placebo-controlled, single-dose study, but evaluated only one dose group. Subjects were randomized in a 3:1 ratio to receive a single SC injection of either CM-101 5 mg/kg (n=6) or matching placebo (n=2). A total of eight subjects were enrolled into the study and randomized; all eight subjects completed the study as planned. Single SC administration of 5 mg/kg of CM-101 was well tolerated with no severe or serious AEs occurring during the study. A total of 6 AEs were reported in two subjects treated with CM-101; only one AE was classified as related to CM-101 (change in diastolic blood pressure) and that AE was classified as mild in intensity.

In both Phase 1a studies, all AEs reported were resolved; no subjects discontinued the study prematurely due to AEs, and no concomitant medications were required for treatment of any drug-related AEs. No clinically significant changes in laboratory tests (hematology, chemistry or urinalysis), vital signs, ECG, physical examination or infusion site examination were observed. In the first Phase 1a study with CM-101 delivered by IV administration, the effect on cytokine secretion was tested pre-treatment and one hour, eight hours and 24 hours post drug administration. Serum levels of a panel of cytokines including IL-6, IFNγ, GM-CSF, TNF-α, IL-2, IL-4, IL-8 and IL-10 showed no significant change at all tested CM-101 doses and timepoints. These findings suggest that single CM-101 administration does not cause immune activation nor cytokine secretion. Additionally, none of the subjects in either of the Phase 1a studies tested positive for anti-drug antibodies (ADA).

The multiple administration randomized, placebo-controlled, Phase 1b study in NAFLD patients with normal liver function tests evaluated two dose levels. The first dose level of 2.5 mg/kg CM-101 was administered as an IV infusion and the second dose level of 5 mg/kg was administered as an SC injection. Both dose levels involved five drug administrations over 12 weeks (Q3W), providing 15 weeks of treatment coverage. At both dose levels, subjects were randomized in a 3:1 ratio to receive either CM-101 (n=6 per cohort) (2.5 mg/kg IV or 5 mg/kg SC) or matching placebo (n=2 per cohort). Five repeated IV and SC CM-101 administrations were well tolerated and there were no deaths, or severe or serious drug related AEs reported throughout the study. Only mild to moderate AEs were reported in the CM-101 treatment groups of which only two AEs were classified as possibly related to CM-101. No injection site reactions or clinically significant trends in laboratory tests (hematology, chemistry, or urinalysis), vital signs, ECG or physical examination were observed. One patient experienced a non-drug-related SAE. This patient was a 61-year-old female that was subsequently diagnosed with a non-treatment related meningioma. The tumor was treated surgically, and the patient was discontinued from the study.

Pharmacokinetics with single-dose administration

PK analysis was conducted for the Phase 1 studies and the quantification of CM-101 in plasma samples was performed using a validated ELISA-based assay by Eurofins (UK). Following IV infusion in healthy volunteers, CM-101 exhibited a biphasic serum concentration vs. time curve (rapid distribution phase and slow elimination phase) which is typical for monoclonal antibodies. Target-mediated drug disposition (TMDD), or presence of ADAs, was not evident in the analyzed concentration vs. time curves of CM-101, which exhibited linear terminal slope without apparent TMDD kinetics or other concentration-dependent changes of the elimination kinetics. Comparison of the PK data of 5 mg/kg CM-101 using IV administration against SC administration indicates consistent distribution and elimination behavior of CM-101.

At either IV or SC administration, the values of the PK parameters obtained in the non-compartmental and compartmental analysis of CM-101 concentration vs. time data appear to be typical for monoclonal antibodies that undergo FcRn-mediated recycling. The terminal half-life of CM-101 was long for both SC and IV formulations, which supports administration of CM-101 at a frequency of once every 2-4 weeks.

Pharmacokinetics with multiple-dose administration

PK analysis of the data from the Phase 1b study was conducted to evaluate CM-101 following multiple IV infusion of 2.5 mg/kg or 5 mg/kg SC injections of CM-101 in NAFLD patients. Following repeated IV infusions (2.5 mg/kg Q3W) and SC injection (5 mg/kg Q3W), CM-101 exhibited a long terminal half-life, similar to the terminal half-life seen in the single dose studies. CM-101 accumulated over time, resulting in significant systemic exposure over time and potentially reaching a steady state.

Overall, CM-101 reached steady state conditions more slowly following SC injection, as compared to IV infusion. The inter-patient variability in CM-101 serum concentrations was higher for SC dosing injection, as compared to IV. The trough CM-101 serum concentrations after repeated 5 mg/kg SC injections were proportionally higher than those after 2.5 mg/kg IV infusions, considering the difference in administration modes. Comparison of the PK data of CM-101 in the Phase 1b to the Phase 1a studies indicates a consistency in PK behavior of CM-101.

Pharmacodynamics and target engagement of CM-101

Serum was taken from patients in all three Phase 1 studies at different times and the levels of both CCL24 and CM-101 were measured. Total CCL24 levels represent CM-101’s engagement to its target. Total CCL24 levels were increased following administration of the drug, which indicates that CM-101 is effective in target engagement, as the higher levels of CCL24 correlated significantly with greater doses of CM-101, and such levels decreased gradually from the peak of CM-101 administration. These findings demonstrate that CM-101 effectively binds to CCL24 in the circulation, which reflects a strong drug-target interaction.

In the Phase 1b study, CM-101 treatment of 2.5mg/kg IV attained the highest levels of total CCL24 by the third administration, maintaining these levels until the end of treatment. CM-101 5mg/kg administered by SC injection reached the highest levels of CCL24 by the fourth treatment and maintained these levels until the end of treatment. The matching placebo did not have any effect on CCL24 levels.

As exemplified in the in-vitro studies, binding of CCL24 by CM-101 attenuates the binding of CCL24 to its cognate CCR3 receptor, thereby reducing its downstream activation. Altogether, CCL24 levels following treatment with CM-101 provide strong evidence for target engagement and pharmacodynamic response of CM-101 in healthy volunteers and patients.

Phase 1b exploratory endpoints

Fibrotic biomarkers were analyzed as part of the Phase 1b study in NAFLD patients with normal liver function. Circulating fibrotic biomarkers were tested in serum pre- and post-treatment. The analysis included data from patients that presented with more active disease, reflected by baseline elastography (FibroScan) score >4 kPa. Tissue inhibitor of metalloproteinases-1 (TIMP-1) and tissue inhibitor of metalloproteinases-2 (TIMP-2), considered well established fibrotic biomarkers, were evaluated, and showed that CM-101 treatment led to reductions of both markers by week 15. The growth factor PDGF-AA, known as a pro-fibrotic secreted factor, was also reduced in CM-101 treated patients. Conversely, in the placebo group TIMP-1, TIMP-2 and PDGF-AA all increased.

Evaluation of the fibrogenesis and fibrolysis/inflammatory biomarkers, Pro-C3, Pro-C4 and C3M measured in serum, conducted by Nordic Bioscience, Copenhagen, Denmark, were also used as sensitive indicators of the liver’s fibrotic state. In accordance with reduced liver stiffness, Pro-C3, Pro-C4 and C3M were all reduced in the CM-101 treated groups. No reductions were identified in the placebo control group.

Changes in liver stiffness, a measurement of liver fibrosis, were also evaluated using FibroScan measurements taken at screening and end of treatment (EoT) following 15 weeks of treatment coverage. 80% of CM-101 treated patients had significant decreases in FibroScan measurements, unlike placebo patients where there was no significant change from baseline.

Results of investigator-initiated clinical study of CM-101 in patients with COVID-19-derived lung damage

On November 9, 2022, encouraging clinical data from an investigator-initiated clinical study assessing CM-101 activity and safety in hospitalized patients with severe lung injury derived from COVID-19 infection was presented at the 2022 Union Conference, an international conference on lung health. A key rationale for the study is that some of the mechanisms underlying lung inflammation resulting from COVID-19 infection are similar to those seen in systemic sclerosis and other chronic diseases involving lung inflammation and fibrosis.

The objective was to evaluate the safety and activity of CM-101 in hospitalized COVID-19 patients with severe pneumonia, including its impact on biomarkers related to lung inflammation that are also relevant in SSc. The open label, single arm trial enrolled 16 hospitalized adult COVID-19 patients with severe respiratory involvement. All patients were receiving standard of care therapy. All were treated with a single 10mg/kg intravenous dose of CM-101 on the first day of the study and followed for 30 days.

Administration of CM-101 to this acutely ill patient population appeared well tolerated. CM-101 exposures and target engagement profiles were similar to what our researchers have seen in previous clinical studies of CM-101.

Importantly, rapid reductions in serum biomarkers of lung inflammation, fibrogenesis and neutrophil activity were observed post-treatment with CM-101. Overall, this study confirmed and extended the safety and tolerability profile of CM-101 and demonstrated clinically relevant changes in biomarkers associated with lung inflammation and fibrogenesis, further supporting CM-101’s anti-inflammatory and anti-fibrotic effects.

Moreover, we believe that these results add to the data suggesting that CM-101 has the potential to attenuate lung inflammation and fibrosis, further strengthening the rationale for treating SSc patients with this drug. These new clinical data also contribute to a growing body of evidence demonstrating CM-101’s anti-fibrotic and anti-inflammatory effects in varied organs including the lung, liver and skin.

Primary endpoints for the study were safety and tolerability. Secondary endpoints included the evaluation of the pharmacokinetic and target engagement profile of the SC formulation as well as changes in relevant biomarkers that may provide further mechanistic understanding of CM-101 effects on liver fibrosis. This trial was primarily designed to assess a subcutaneous formulation of CM-101 and to evaluate the drug’s impact on liver fibrosis biomarkers relevant to both NASH and fibro-inflammatory conditions that represent the focus for Chemomab, such as PSC and SSc.

The randomized, placebo-controlled trial enrolled 23 NASH patients with stage F1c, F2 and F3 disease who were randomized to receive either CM-101 or placebo. Patients received eight doses of 5 mg/kg of study drug administered by subcutaneous injection once every two weeks, for a treatment period of 16 weeks. Key findings of the CM-101 Phase 2a trial included the following.

•
CM-101 appeared to be well tolerated when administered subcutaneously. Most reported adverse events observed were mild, with one unrelated serious adverse event reported. No significant injection site reactions were reported and no anti-drug antibodies were detected.

•	CM-101 administered subcutaneously demonstrated favorable pharmacokinetics and target engagement profiles as expected and were similar to what we have previously reported.

•	CM-101-treated patients showed greater improvements than the placebo group in a number of liver fibrosis-related biomarkers, including ProC-3, ProC-4, ProC-18, TIMP-1 and ELF.

•
A majority of CM-101-treated patients showed improvements in more than one liver fibrosis-related biomarker—almost 60% of CM-101 patients responded in at least three biomarkers at week 20, compared to no patients in the placebo group.

•
A higher proportion of patients in the CM-101-treated group showed improvement in a physiologic measure of liver stiffness as compared to placebo (reduction of at least one grade of fibrosis score as assessed by the non-invasive elastography method known as FibroScan®).

•
CM-101-treated patients with higher CCL24 levels at baseline showed greater reductions in fibrosis-related biomarkers than patients with lower levels. Multiple fibrosis-related biomarkers showed more pronounced reductions in CM-101-treated patients who had higher CCL24 levels at baseline than in patients with lower CCL24 levels at baseline, adding to the growing body of evidence validating the role of CCL24 in the pathophysiology of fibrotic liver disease.

•
After completion of the study, the unblinded data showed that patients in the CM-101-treated group had higher baseline levels of fibrosis compared to placebo patients. The impact of this difference on the results, if any, is unknown.

Secondary analysis results of Phase 2a study in patients with liver fibrosis derived from NASH

In June 2023, at the 2023 EASL Congress, Chemomab researchers reported topline results from secondary analyses of the Phase 2a liver fibrosis trial assessing CM-101, in patients with NASH. The results were included in a late-breaking poster presentation.

Overall, the data showed improvements across an additional set of inflammatory and fibrotic biomarkers that are consistent with the positive clinical results Chemomab released in January of 2023. Additionally, in NASH patients at greater risk of disease progression, CM-101 treatment resulted in a greater biomarker response than in NASH patients with lower risk disease or in placebo-treated patients.

The new analyses assessed additional biomarkers and also used the FibroScan-AST (FAST) score to categorize study patients based on progressive disease risk, thereby enabling the evaluation of CM-101 activity in the main target population of patients with more active disease. FAST is a validated score composed of non-invasive FibroScan® and AST measurements that is used to identify patients with a high risk of NASH progression. The results showed that:

•	FAST scores were improved in a higher proportion of CM-101-treated patients than in placebo patients.

•	CM-101-treated patients with higher FAST scores demonstrated greater improvements in key fibro-inflammatory biomarkers, such as Pro-C3, than patients with lower FAST scores or placebo patients.

•	CM-101-treated patients with higher FAST scores showed improvements in several fibro-inflammatory biomarkers generally comparable to those achieved in several recent successful NASH clinical trials.

Additionally, in these secondary analyses, CM-101-treated patients showed improvements in an additional set of biomarkers associated with active fibrosis and inflammation:

•	FIB-4, an index for determining NASH status that includes age, platelet count, AST and ALT levels, was improved in CM-101-treated patients vs. placebo patients.

•	AST/ALT ratio, a liver enzyme ratio, was improved in CM-101-treated patients vs. placebo patients.

•	Neutrophil-to-Lymphocyte Ratio (NLR), an indicator of inflammation, was improved in CM-101-treated patients vs. placebo patients, and NLR was further improved in groups with higher FAST scores.

•
 PRO-C3, which captures active fibrogenesis and correlates with fibrotic disease severity, was improved in CM-101-treated patients vs. placebo patients and was further improved in groups with higher FAST scores. As an overall indicator of fibrogenesis and fibrotic disease, PRO-C3 is also considered a potential "bridge" to PSC and other anti-fibrotic indications.

We believe the that the data analyses from this trial provide important insights in support of the CM-101 development program, including the favorable safety and tolerability of CM-101 in patients with serious liver disease, confirmation of early signs of biomarker activity that are relevant for a number of fibro-inflammatory disorders, and support of the tolerability and pharmacokinetic data needed to assess next steps in the development of our current subcutaneous formulation.

Other clinical development activities for CM-101

In 2022, we reported positive clinical data from an investigator-initiated clinical study assessing CM-101 activity and safety in hospitalized patients with severe lung injury derived from COVID-19. The objective of the study was to evaluate the drug’s safety and activity in hospitalized COVID-19 patients with severe pneumonia, including its impact on biomarkers related to lung inflammation that are also relevant in systemic sclerosis. The open label, single arm trial enrolled 16 hospitalized adult COVID-19 patients with severe respiratory involvement. All patients were receiving standard of care therapy. All were treated with a single 10mg/kg intravenous dose of CM-101 on the first day of the study and followed for 30 days. Administration of CM-101 to this acutely ill patient population appeared to be well tolerated. CM-101 exposures and target engagement profiles were similar to what our researchers have seen in previous clinical studies of CM-101. Importantly, rapid reductions in serum biomarkers of lung inflammation, fibrogenesis and neutrophil activity were observed post-treatment with CM-101. Overall, this study confirmed and extended the safety and tolerability profile of CM-101 and demonstrated clinically relevant changes in biomarkers associated with lung inflammation and fibrogenesis, further supporting CM-101’s anti-inflammatory and anti-fibrotic effects.

Together, these promising results provide initial support for CM-101’s anti-fibrotic and anti-inflammatory mechanisms in humans and support further testing of CM-101 in PSC and SSc patients.

Current and planned clinical studies for PSC and SSc

We have completed patient enrollment and are currently treating enrolled patients in a CM-101 Phase 2 PSC study at multiple sites in Israel, the U.S, and Europe. We also gave a Phase 2-ready SSc clinical trial with an open U.S. IND that is ready for initiation of patient enrollment following the successful completion of the PSC study and available resources.

The ongoing Phase 2 trial in PSC is a randomized, double-blind, placebo-controlled, study designed to evaluate the safety and efficacy of CM-101 in adult subjects with PSC. Participants must have a serum alkaline phosphatase, or ALP, level of at least 1.5 times the upper limit of normal (x 1.5 ULN). Subjects with concomitant inflammatory bowel disease (IBD) are eligible for recruitment if their disease is stable and there is an absence of high-grade dysplasia in colonic biopsies within 18 months of randomization. Subjects are randomized to receive 10 mg/kg or 20mg/kg of CM-101 IV, or placebo, in a 2:1 ratio. Patients receive a dose of investigational product once every three weeks for a total of five administrations resulting in a total coverage of 15 weeks during the double-blind portion of the study. The study design also includes a 33-week long open-label extension period during which all participants receive either 10 mg/kg or 20 mg/kg of CM-101 via IV administration every three weeks.

The primary endpoint for the study is safety and tolerability. Secondary endpoints include evaluations of changes from baseline in serum ALP levels and the fibrotic marker enhanced liver function, or ELF, score at week 15. ALP is a liver enzyme that is elevated in cholestasis and the ELF score is a biochemical test panel made up of serum markers that are indicators of the extracellular matrix. Additional secondary endpoints include evaluations of changes from baseline in other liver enzymes and additional fibrotic markers, including AST, ALT, Pro-C3 and Pro-C5, as well as PK, PD and ADA parameters.

The planned Phase 2 study in SSc would enable an expedited path to proof-of-concept data and further elucidation of different CM-101 mechanisms of action in treating SSc skin, lung and vascular damage. The U.S. FDA cleared our IND application to commence the Phase 2 SSc trial, which could be initiated following successful completion of the Phase 2 PSC clinical study and available resources.

 Competition

The development and commercialization of new drug products is highly competitive across major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. We face competition with respect to our current product and expect to face competition with respect to any product candidates that we may develop or commercialize in the future. Specifically, there are a number of companies developing treatments for fibrotic/inflammatory diseases, including multiple major pharmaceutical and biotechnology companies with substantially greater resources than us. We are a small biotech company with limited resources compared to the major pharmaceutical companies, however, we believe that the unique CM-101 platform together with our knowledge and experience in inflammatory-fibrotic research provides us with competitive advantages.

Therapeutic options for PSC and SSc are limited and despite significant biopharmaceutical industry investment, the FDA has not approved any disease modifying therapies for the treatment of PSC or SSc. Liver transplant is currently the only treatment shown to improve clinical outcomes for PSC patients while SSc patients are being treated with drugs that were approved for different manifestations of the disease like interstitial lung disease (nintedanib, Boehringer Ingelheim and tocilizumab, Hoffmann-La Roche).

We are assessing CM-101, a first-in-class monoclonal antibody that interferes directly with both inflammation and fibrosis, into clinical development for the treatment of PSC and SSc. There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrotic indications like PSC and SSc, such as, Mitsubishi Tanabe Pharma, Horizon Therapeutics, Pliant Therapeutics, and others. However, we know of no other companies currently in clinical development with a monoclonal antibody that targets CCL24.

Although the approach is novel with respect to targeting both inflammation and fibrosis, we will need to compete with products further advanced in the pipeline towards market approval. Investigational products, include:

•	PSC

There are currently no FDA-approved therapies for the treatment of PSC. Companies currently developing product candidates in Phase 3 clinical studies include Dr. Falk Pharma, targeting cholestasis and liver metabolism (Dr. Falk; norUrso), rather than anti-fibrotic and anti-inflammatory manifestations of PSC. Other companies with clinical candidates in earlier stages of development include Mirum Pharmaceuticals and Pliant Inc. As shown in the table below, most competitors are targeting the metabolic or symptomatic aspects of PSC. Only the Chemomab and Pliant compounds have disease modifying potential, and we believe that our unique dual anti-fibrotic and anti-inflammatory activity gives CM-101 at potential advantage.

Unlike Most PSC Competitors, CM-101’s Unique Dual Activity Has Disease-Modifying Potential

•	SSc

There are currently two FDA approved products for the treatment of clinical manifestations of SSc--nintedanib, marketed by Boehringer Ingelheim GmbH and tocilizumab, marketed by Hoffmann-La Roche for the treatment of interstitial lung disease. Companies currently developing product candidates in SSc in early clinical stage include Horizon, Mitsubishi Tanabe, GS Johnson & Johnson, Vicore, Sanofi, Merck and others.

The availability of reimbursement from government and other third-party payors will affect the pricing and competitiveness of CM-101 and any future products. More advanced competitors also may obtain regulatory approval for their products more rapidly than us, which could result in competitors establishing a strong market position.

Intellectual Property

Overview

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets relating to our proprietary technology platform and know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of inflammation and fibrosis that may present areas of opportunity for the development of our business. We may also rely on regulatory protection afforded through data exclusivity, market exclusivity, and patent term extensions, where available.

Our commercial success may depend in part on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. Our ability to prevent third parties from making, using, selling, offering to sell, or importing our products may depend on the extent to which we have rights under valid and enforceable licenses, patents, or trade secrets that cover these activities. In certain cases, enforcement of these rights may depend on third party licensors. With respect to both licensed and company-owned intellectual property rights, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications that may be filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same.

As of the date of this Annual Report on Form 20-F, we owned or licensed seven pending or issued US patents and patent applications as well as patents and patent applications in other jurisdictions. The first patent family has been issued in each of the United States, Europe (validated in France, Germany and the United Kingdom) and Israel to the Tel Aviv Souraski Medical Center, whose rights have been licensed to Chemomab on an exclusive basis. A composition of matter patent was issued in United States and certain corresponding foreign jurisdictions. To date, three additional patent families were filed concerning the use of anti CCL24 antibodies in specific indications, dosing regimens, and routes of administration. We will seek United States and foreign patent protection for a variety of additional technologies, including: research compounds and methods, candidate compounds and antibodies for modulating the activity of CCL24, methods for treating diseases of interest, and methods for treating our products. We will seek additional protection, in part, through confidentiality and proprietary information agreements.

Company Owned Intellectual Property

We own multiple families of patent applications that pertain to anti-CCL24 monoclonal antibody compositions capable of blocking CCL24 activity and methods for treating or preventing diseases associated with inflammation and fibrosis. Certain applications in these families relate to our CM-101 antibody, backup variants, various unit dosages, dosing regimens, and other routes of administration. Patents that are or will be issued from these submissions will expire between the years 2035 to 2041, subject to possible patent term adjustments and/or extensions.

In addition to the above, we have established expertise and development capabilities focused in the areas of preclinical research and development, manufacturing and manufacturing process development, quality control, quality assurance, regulatory affairs, and clinical study design and implementation. We believe that our focus and expertise will help us develop products based on our proprietary intellectual property.

Licensed IP

As mentioned above, we have obtained an exclusive license from the Tel Aviv Souraski Medical Center for one patent, which is expected to expire in 2029. This patent was issued in each of the United States, Europe and Israel, and pertains to anti CCL24 inhibitors (specifically, anti CCL24 antibodies) and methods of using such inhibitors for treating inflammatory, autoimmune and cardiovascular diseases.

Trade Secret Protection

We may rely, in some circumstances, on trade secrets to protect our technology. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Material Agreements

Tel-Aviv Souraski Medical Center (TASMC) License Agreement

In December 2011, we entered into a license agreement, or the TASMC Agreement, with the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., or TASMC, for the research, development and commercialization of the CCL24 platform and CCR3 blockade platform (CM-101), which license includes patent rights covering the foregoing platforms and related know how and products. Under the terms of the TASMC Agreement, we are responsible for the research, development, manufacturing and commercialization of CM-101. This license was granted on an exclusive basis and we were also granted rights to sublicense the instant license to third parties pursuant to certain terms described therein.

In accordance with the TASMC Agreement, we paid TASMC a non-refundable and non-creditable payment in four milestone installments, related to TASMC’s past patent maintenance and prosecution costs.

Certain additional terms of the TASMC Agreement include:

•
We will be required to pay TASMC non-refundable and non-creditable milestone payments of up to (i) $300,000 upon the submission of an NDA, BLA or equivalent for each of the licensed products to the FDA and to equivalent European and Asian foreign regulatory agencies, and (ii) $600,000 upon the grant by the FDA or equivalent European and/or Asian regulatory agencies of their marketing approval for each licensed product;

•	In the event of an “exit,” as such term is defined therein, we must pay TASMC an exit fee of 1% of the transaction consideration (which shall be capped at $3 million);

•
In the event we sublicense a licensed product, we must pay TASMC a sublicense fee of 10% of all attributed income, in addition to a low-single digit percentage tiered royalty payment of our earned royalties.

Unless terminated earlier, the TASMC Agreement will expire upon the later of the expiration of the last-to-expire valid patent claim and any extension granted prior thereto. The termination of the TASMC Agreement will not preclude TASMC from receiving sublicense payments or royalties. In addition to the foregoing, the TASMC Agreement includes customary termination provisions.

CMC Collaboration Agreement

In June 2015, we entered into a collaboration agreement, or the CMC Agreement, with CMC ICOS Biologics, Inc. (acquired by AGC Biologics in 2018), or CMC, which, under the terms thereof, granted the us certain licenses to use proprietary rights, materials and know-how of CMC for purposes of research and development of CM-101 as well as commercialization thereof. Pursuant to the terms of the CMC Agreement, we received (i) a worldwide, non-exclusive, non-transferable, non-sublicensable license for research purposes, or the Research License, and (ii) an option, or the Option License, to a worldwide, non-exclusive, non-transferable, sublicensable license for commercialization purposes, subject to a fee schedule in addition to that described below.

In accordance with the terms of the CMC Agreement, we agreed to pay in exchange for the foregoing license payments to CMC upon the achievement of certain pre-determined clinical and regulatory events, an amount stipulated in the CMC Agreement, aggregating a six-digit number. Additionally, for any product that is commercialized pursuant to the CMC Agreement, we are required to pay CMC a royalty payment based on annual aggregate worldwide net sales thresholds for such products. In the event CMC exclusively manufactures our products, CMC agrees to waive the foregoing royalty.

Unless terminated earlier pursuant to the customary termination provisions set forth in the CMC Agreement, the Research License will expire upon the conclusion of the term as defined therein, and the Option License will expire upon the later of (a) the tenth anniversary following our obtainment of regulatory approval, or (b) the last to expire of the patent rights and country-by-country basis.

Manufacturing

Our product candidate, CM-101, is a monoclonal antibody amenable to standard formulation technologies. We have developed the biological process and manufactured kilogram quantities through processes similar to the manufacturing processes that will be required to provide drug product for the Phase 2 clinical studies. The manufacturing process of the drug substance used for such product candidates is robust, well established and requires the use of readily available starting materials. The biological route is amenable to large-scale production and does not require unconventional equipment or handling during the manufacturing process. We have obtained an adequate supply chain of the drug substance for CM-101 from our contract manufacturing organization, or CMO, to satisfy both our clinical and preclinical requirements for this year. We rely on a sole supplier for the manufacture of CM-101. Our manufacturer has the capabilities to support late stage clinical studies as well as product launch and marketing.

We do not own or operate facilities for clinical drug manufacturing, storage, distribution or quality testing. Currently, all of our clinical manufacturing is outsourced to third-party manufacturers. As our development programs expand and we build new process efficiencies, we expect to continually evaluate this strategy with the objective of satisfying demand for our clinical studies and, if approved, the manufacture, sale and distribution of commercial products.

Commercialization

We intend to develop and, if approved by the FDA, to commercialize our product candidates alone or in collaboration with others. We may work in combination with one or more large pharmaceutical partners for certain indications, where specialist capabilities are needed. We intend to enter into distribution or licensing arrangements for global or regional commercialization rights. We will, however, continuously review our partnering strategy in the light of new clinical data and market understanding.

Regulatory Matters

The Food and Drug Administration, or FDA, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those that we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labelling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

United States government regulation of drug products

Drugs in the United States are subject to rigorous regulation under the Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The FDA also regulates biological products under the FDCA and the Public Health Service Act, or PHSA. If we advance clinical development of a biologic candidate in the future, these development activities will be subject to additional regulatory requirements specific to biologics. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending New Drug Application, or NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug or biologic may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical studies may begin;

•	approval by an Institutional Review Board, or IRB, at each clinical site before each study may be initiated;

•
performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	completion of all manufacturing requirements to ensure robust manufacturing process, and product quality and safety as per Good Manufacturing Practice, or cGMP guidelines;

•	completion of non-clinical reproductive studies, as applicable, prior to late stage clinical studies and NDA or Biologics License Application, or BLA, submission;

•	development of an appropriate pediatric plan for clinical testing or exclusion, pre- or post-approval, as applicable;

•	submission to the FDA of an NDA or BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical study sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA;

•	FDA review and approval of an NDA or BLA; and

•
compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategies, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical studies and places the clinical study on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. As a result, submission of an IND may not result in the FDA allowing clinical studies to initiate.

Clinical studies

Clinical studies involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical study must review and approve the plan for any clinical study before it initiates at that institution. Information about certain clinical studies must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical studies are typically conducted in three sequential phases, which may overlap or be combined. A fourth, or post-approval, phase may include additional clinical studies. These phases generally include the following:

•
Phase 1: The drug or biologic is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness. For some products for severe or life-threatening diseases, especially if the product may be too toxic to administer to healthy humans, the initial clinical trials may be conducted in individuals having a specific disease for which use the tested product is indicated.

•
Phase 2: The drug or biologic is administered is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase 3: The drug or biologic is administered to an expanded patient population, generally at geographically dispersed clinical study sites, in well-controlled clinical studies to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

•
Phase 4: Phase 4 clinical trials are studies required of, or agreed to by, a sponsor that are conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. Failure to promptly conduct Phase 4 clinical trials where necessary could result in withdrawal of approval for products approved under accelerated approval regulations.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 studies may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Marketing approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA or BLA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs/BLAs or supplements thereof must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. An Agreed Initial Pediatric Study Plan requesting a waiver from the requirement to conduct clinical studies may be submitted to the FDA.

The FDA also may require submission of a REMS plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs/BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA/BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA/BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical study sites to assure compliance with GCP requirements.

After evaluating the NDA/BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical study sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA/BLA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical studies, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

FDA Expedited Development and Review Programs

The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA/BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA/BLA, the FDA agrees to accept sections of the NDA/BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA/BLA. In November 2023, the Company announced that the FDA had awarded Fast Track status to CM-101 for the treatment of PSC in adult patients.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality, or other clinical endpoint and to submit promotional materials for preapproval and pre-use review, which could adversely impact the timing of the commercial launch of the product. In addition, the drug may be subject to accelerated withdrawal procedures. On December 29, 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

In addition, the FDA may review new drug applications under the Oncology Center of Excellence Real-Time Oncology Review (“RTOR”), which, according to the FDA, aims to explore a more efficient review process to ensure that safe and effective treatments are available to patients as early as possible, while maintaining and improving review quality. Drugs considered for review under RTOR must be likely to demonstrate substantial improvements over available therapy, which may include drugs previously granted breakthrough therapy designation for the same or other indications, and must have straight-forward study designs and endpoints that can be easily interpreted. RTOR allows the FDA to review much of the data in an NDA/BLA earlier, before the applicant formally submits the complete application. This analysis of the pre-submission package gives the FDA and applicants an early opportunity to address data quality and potential review issues and allows the FDA to provide early feedback regarding the most effective way to analyze data to properly address key regulatory questions.

Fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. As of the current date, we have obtained orphan drug designation for three indications, PSC, SSc and IPF.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

In Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA’s longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

United States marketing exclusivity

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for the original non-modified version of the drug. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and effectiveness.

Abbreviated Licensure Pathway of Biological Products as Biosimilars or Interchangeable Biosimilars

The Patient Protection and Affordable Care Act (Affordable Care Act or ACA), signed into law in 2010, includes the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

•	Analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

•	Animal studies (including the assessment of toxicity); and

•
A clinical trial or trials (including the assessment of immunogenicity and pharmacokinetic or pharmacodynamic) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application must include information demonstrating that:

•
The proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

•	The condition or conditions of use prescribed, recommended or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

•	The route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and

•	The facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. In addition, the law provides for a designation of “interchangeability” between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

•	The proposed product is biosimilar to the reference product;

•	The proposed product is expected to produce the same clinical result as the reference product in any given patient; and

•
For a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA’s implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence provided by a sponsor to support a demonstration of biosimilarity and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product’s safety, purity and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product.

 Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an orphan drug) may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Post-approval requirements

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are continuing, annual user fee requirements for any marketed products and the establishments where such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical studies, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug or biologic is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical studies;

•	Refusal of the FDA to approve pending NDAs or BLAs or supplements to approved NDAs or BLAs, or suspension or revocation of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted by a manufacturer and any third parties acting on behalf of a manufacturer only for the approved indications and in a manner consistent with the approved label for the product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other healthcare laws

Healthcare providers, physicians, and third party payors play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third party payors, healthcare providers and physicians, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the United States, these laws include, without limitation, state and federal anti-kickback, physician self-referral prohibitions, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

•
The federal Anti-Kickback Statute, or AKS, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA;

•
The federal civil and criminal false claims laws, including the FCA, which can be enforced through “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the AKS and Stark Law, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

•
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

•
The federal Physician Payments Sunshine Act, created under Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services, or CMS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others),  and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•
Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, physician self-referral prohibitions, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a pharmaceutical manufacturer’s business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a pharmaceutical manufacturer’s business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a pharmaceutical manufacturer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, imprisonment, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reporting obligations and oversight if we become subject to integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of operations. In addition, commercialization of any drug product outside the United States will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the United States Prescription Drug Marketing Act, or PDMA, a part of the FDCA. In addition, Title II of the Federal Drug Quality and Security Act of 2013, known as the Drug Supply Chain Security Act, or DSCSA, has imposed new “track and trace” requirements on the distribution of prescription drug products by manufacturers, distributors, and other entities in the drug supply chain. The DSCSA requires product identifiers (i.e., serialization) on prescription drug products in order to eventually establish an electronic interoperable prescription product system to identify and trace certain prescription drugs distributed in the United States and preempts existing state drug pedigree laws and regulations on this topic. The DSCSA also establishes new requirements for the licensing of wholesale distributors and third-party logistic providers. The FDA is in the process of finalizing regulations addressing national standards for the licensure of wholesale distributors and third-party logistics providers.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical study regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

In the event we decide to conduct clinical studies or continue to enroll subjects in our ongoing or future clinical studies, we may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area, or EEA, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability with respect to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom and transfers of personal data to the UK and from the UK to both the EEA and countries outside the UK/EEA. For the time being, transfers of personal data from the EU to the UK are covered by an adequacy decision of the EU Commission, and the UK has recently implemented its own regime for safeguarding transfers from the UK to countries outside the UK/EEA which sit alongside the new EU safeguards which were brought in during 2021.  However, both the adequacy decision and the UK regime remain vulnerable to withdrawal or legal challenge.  Further both the new UK and EU personal data transfer regimes remain relatively untested and therefore impose risk that a transfer of personal data and/or its subsequent processing would be held unlawful and give rise to liabilities from administrative fines and/or damages claims from data subjects.

Current and future healthcare reform legislation

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system. In particular, in 2010 the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020, through March 31, 2022. Under current legislation, the actual reduction in Medicare payments can vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Bipartisan Budget Act of 2018, also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which we receive approval. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

Rest of World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing product development, the conduct of clinical studies, manufacturing, distribution, marketing approval, product licensing, pricing and reimbursement vary from country to country. Additionally, clinical studies must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additionally, to the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

Coverage and reimbursement

Successful commercialization of new drug products depends in part on the extent to which reimbursement for those drug products will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drug products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug product. Sales of drug products depend substantially, both domestically and abroad, on the extent to which the costs of drugs products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. In general, the prices of drug products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for drug products but monitor and control company profits. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States.

In the United States, the principal decisions about reimbursement for new drug products are typically made by CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new drug product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists among third-party payors and coverage and reimbursement levels for drug products can differ significantly from payor to payor.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each Part D prescription drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for drugs for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices it might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to United States government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children’s hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. If third-party payors do not consider our drugs to be cost-effective compared to other available therapies, they may not cover our drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

These laws, and state and federal healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Outside of the United States, the pricing of pharmaceutical products and medical devices is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures.

Employees and Human Capital Resources

As of December 31, 2023, we had 20 full-time employees/consultants, including 7 with Ph.D. or M.D. degrees and including 13 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Corporate Information and History

We were incorporated on November 30, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, and our phone number is +972-77-331-0156. Our website is: www.chemomab.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

Available Information

Our investor relations website is https://investors.chemomab.com/. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the SEC, corporate governance information (including our Code of Business Conduct and Ethics) and all press releases. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Chemomab and other issuers that file electronically with the SEC.

Item 4A. Unresolved Staff Comments

 None.

Item 5. Operating and Financial Review and Prospects

 You should read the following discussion together with the consolidated financial statements and related notes included elsewhere in this Annual Report. The statements contained in this discussion regarding industry outlook, our expectations regarding our future performance, planned investments in our expansion into additional geographies, research and development, sales and marketing and general and administrative functions as well as other non-historical statements contained in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Item 3.D. entitled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we developed CM-101, a monoclonal antibody designed to bind and block CCL24 activity. We believe CM-101 has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine that promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. The chemokine is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of both of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and clinical fibrotic diseases. This innovative approach is being developed for difficult to treat rare diseases, also known as orphan indications or diseases, such as PSC and SSc, for which patients have no established disease-modifying treatment options. We estimate that there are approximately 77 thousand patients suffering from PSC in the U.S., EU and Japan, representing over a $1 billion market opportunity, and approximately 170 thousand patients suffering from SSc in those same markets, representing over a $1.5 billion market opportunity.

CM-101, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of the soluble chemokine CCL24, also known as eotaxin-2, as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that CM-101 interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action. Based on these findings, we are actively advancing CM-101 in Phase 2 clinical studies directed toward two distinct clinical indications that include patients with liver or skin, and/or lung fibrosis. We are currently conducting a Phase 2 clinical study in PSC, a rare obstructive and cholestatic liver disease. The study completed recruitment of patients in the U.S., Europe and Israel and topline results are expected around mid 2024.

A. Components of Operating Results

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the near future. If development efforts for our product candidates are successful and result in our receipt of necessary regulatory approvals, or if our development efforts otherwise lead to any commercialized products or additional license agreements with third parties, then we may generate revenue in the future from product sales.

Research and Development Expenses, net

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. These expenses include:

•
expenses incurred under agreements with clinical research organizations and contract manufacturing organizations, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;

•
employee-related expenses, including salaries, related benefits, travel and share-based compensation expenses for employees engaged in research and development functions, as well as external costs, such as fees paid to outside consultants engaged in such activities;

license maintenance fees and milestone fees incurred in connection with various license agreements;

•	costs related to compliance with regulatory requirements; and

•	depreciation and other expenses.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.

We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these resources are deployed across multiple programs and, as such, the related costs are not separately classified. We use internal resources primarily to oversee our research, as well as for managing our preclinical development, process development, manufacturing and clinical development activities. Our employees work across multiple programs; therefore, we do not track the related expenses by program.

Research and development activities are fundamental to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, share-based compensation expenses for personnel in executive and administrative functions, insurance and professional fees for legal, consulting, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future due to increased headcount and professional fees to support our continued research activities and development of our product candidates. We also anticipate that we will continue to incur accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as investor and public relations expenses associated with being a public company. Additionally, once we believe that regulatory approval of a product candidate appears likely, we will begin to incur a material increase in payroll and related expenses as a result of preparation for commercial operations, particularly in respect of sales and marketing.

Financing Expenses, Net

Financing expenses, net consist primarily of income or expenses related to revaluation of foreign currencies and interest income on our bank deposits.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2023 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Operating Expenses:
Research and development	$18,381	$16,977	$6,334
General and administrative	7,078	11,556	6,033
Total operating expenses	25,459	28,533	12,367

Financing (income) expense, net	(1,238)	(353)	111
Loss before taxes	24,221	28,180	12,478
Taxes on income (benefit)	-	(534)	-

Net loss	$24,221	$7,646	$2,478

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2023, Compared to the Year Ended December 31, 2022

Research and development expenses

Research and development expenses increased by approximately $1.4 million, or 8.3%, to approximately $18.4 million for the year ended December 31, 2023, compared to approximately $17 million for the year ended December 31, 2022. The increase resulted primarily from a continued investment in the clinical programs of the Company.

General and administrative expenses

General and administrative expenses decreased by approximately $4.5 million, or 38.8%, to approximately $7.1 million for the year ended December 31, 2023, compared to approximately $11.6 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in headcount, professional fees, insurance expenses and share-based compensation.

Financing (income) expense, net

Financing income, net, increased by approximately $885 thousand, or 250%, to net income of $1,238 thousand for the year ended December 31, 2023, compared to a net income of $353 thousand for the year ended December 31, 2022. Financing income, net for the year ended December 31, 2023, was primarily related interest income on deposits offset by foreign currency exchange rate differences.

Taxes on Income

The tax benefit in 2022 is related to a tax return of Chemomab Therapeutics Inc., a wholly owned subsidiary of ours, derived by carryback of net operating losses.

Year ended December 31, 2022, Compared to the Year Ended December 31, 2021

Research and development expenses

Research and development expenses increased by approximately $10.7 million, or 168%, to approximately $17.0 million for the year ended December 31, 2022, compared to approximately $6.3 million for the year ended December 31, 2021. The increase resulted primarily from an increase in headcount and payments to consultants and subcontractors for clinical and pre-clinical activities.

General and administrative expenses

General and administrative expenses increased by approximately $5.6 million, or 92%, to approximately $11.6 million for the year ended December 31, 2022, compared to approximately $6.0 million for the year ended December 31, 2021. This increase was primarily due to an increase in headcount and professional fees and insurance expenses and share-based compensation.

Financing (income) expense, net

Financing expenses, net, increased by approximately $464 thousand, or 418%, to net income of $353 thousand for the year ended December 31, 2022, compared to a net loss of $111 thousand for the year ended December 31, 2021. Financing expense, net for the year ended December 31, 2022, was primarily related to foreign currency exchange rate differences, offset by interest income on deposits. Financing income, net for 2021 was primarily related to interest income on deposits, offset by foreign currency exchange rate differences.

Taxes on Income

Tax benefit, net, for the year ended December 31, 2022, was $534 thousand. The tax benefit is related to a tax return of Chemomab Therapeutics Inc., a wholly owned subsidiary of the Company, derived by carryback of net operating losses. Chemomab Therapeutics Inc. received $351 thousand in December 2022 on account of previous years and expects to receive the remainder $183 thousand in 2023.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,				Increase/(decrease)
	2023	2022	2021		%
	(in thousands)
Net cash used in operating activities	$(23,611)	$(20,370)	$(12,374)	$(3,241)	16%
Net cash provided by (used in) investing activities	15,879	19,533	(45,186)	(3,654)	(19)%
Net cash provided by (used in) financing activities	3,504	(808)	61,074	4,312	534%
Net increase (decrease) in cash, cash equivalents and restricted cash	$(4,228)	$(1,645)	$3,514	$(2,584)	157%

Year ended December 31, 2023, Compared to the Year Ended December 31, 2022

Operating activities

Net cash used in operating activities for the year ended December 31, 2023, was approximately $23.6 million and included net loss of $24.2 million, partially offset by net cash used by changes in operating assets and liabilities of approximately $0.9 million and non-cash charges of $1.6 million, which mainly included share-based compensation expenses.

Net cash used in operating activities for the year ended December 31, 2022, was approximately $20.4 million and included net loss of $27.6 million, partially offset by net cash provided by changes in operating assets and liabilities of $4 million and non-cash charges of $3.3 million, which mainly included share-based compensation expenses.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2023, was approximately $15.9 million, which was primarily related to funds received from bank deposits.

Net cash provided in investing activities for the year ended December 31, 2022, was $19.5 million, which was primarily related to funds received from bank deposits.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2023, was approximately $3.5 million, consisting of $2.9 million of proceeds from the sale of ADSs, $0.6 million of proceeds from the sale of treasury shares.

Net cash used by financing activities for the year ended December 31, 2022, was $0.8 million, consisting of $0.3 million of proceeds from the sale of ADSs, $0.14 million proceeds from the exercise of stock options offset by repurchases of shares in the amount of $1.2 million.

Year ended December 31, 2022, Compared to the Year Ended December 31, 2021

Operating activities

Net cash used in operating activities for the year ended December 31, 2022, was approximately $20.4 million and included net loss of $27.6 million, partially offset by net cash used by changes in operating assets and liabilities of approximately $4.0 million and non-cash charges of $3.3 million, which mainly included share-based compensation expenses.

             Net cash used in operating activities for the year ended December 31, 2021, was approximately $12.4 million and included net loss of $12.5 million, partially offset by net cash provided by changes in operating assets and liabilities of $1.9 million and non-cash charges of $2.0 million, which mainly included share-based compensation expenses.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2022, was approximately $19.5 million, which was primarily related to investment in short-term deposits offset by purchasing of fixed assets.

Net cash used in investing activities for the year ended December 31, 2021, was $45.2 million, which was primarily related to purchase of fixed assets and investment in bank deposits.

 Financing activities

Net cash used in financing activities for the year ended December 31, 2022, was approximately $0.8 million, consisting of $0.3 million of proceeds from the sale of ADSs, $0.1 million of proceeds from the exercise of stock options offset by the repurchase of shares in the amount of $1.2 million.

Net cash provided by financing activities for the year ended December 31, 2021, was $61.1 million, consisting of $58.7 million of proceeds from the sale of ADSs, primarily from the Private Placement (as defined and described below) and issuances under the Sales Agreement with Cantor, and $2.4 million of cash acquired in the Merger.

Funding Requirements

We expect our expenses to increase substantially as we advance the clinical trials of our product candidate. In addition, we expect to continue to incur additional costs associated with operating as a public company.

We believe that our existing cash, cash equivalents and bank deposits will enable us to fund our operating expenses and capital expenditure requirements through March 31, 2025. We have based these estimates on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

Until such time, if ever, that we generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through the sales of our securities and through other outside funding sources. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government and other third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, then we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, then we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market.

B. Liquidity and Capital Resources

In connection with the Merger, on March 15, 2021, we entered into Securities Purchase Agreements with certain investors, pursuant to which we agreed to sell approximately $45.5 million of the ADSs in a private placement transaction (the Private Placement). The Private Placement closed on March 22, 2021, at which time we sold 2,619,270 ADSs together with warrants to purchase up to 261,929 ADSs at an exercise price of $17.35 per ADS. The warrants expire five years from the date of issuance, and, if exercised in full, will provide proceeds of approximately $4.5 million.

On April 30, 2021, we entered into the Sales Agreement with Cantor Fitzgerald & Co. (Cantor). Pursuant to the Sales Agreement, we may offer and sell, from time to time, ADSs having an aggregate offering price of up to $75 million through Cantor (the ATM Facility). Sales of ADSs, if any, under the Sales Agreement will be issued and sold pursuant to our Registration Statement on Form S-3 which was declared effective on May 17, 2021, and will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act.  Pursuant to the Sales Agreement, Cantor has agreed to act as sales agent on a best efforts basis and use commercially reasonable efforts to sell on our behalf all of the ADSs we requested to be sold in accordance with the Sales Agreement, consistent with Cantor’s normal trading and sales practices, on mutually agreed terms.

On April 25, 2022, we filed a prospectus supplement with the SEC for the issuance and sale of up to $18,125,000 of ADSs in connection with the reactivation of the ATM Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities we are able to offer and sell under such registration statement during any twelve month period to one-third of our unaffiliated public float.

During the year ended December 31, 2022, we sold 130,505 ADSs at an average price of USD 2.11 per ADS, through the ATM facility, resulting in gross proceeds of $275,000.

During the year ended December 31, 2023, we sold 2,572,900 ADSs at an average price of USD 1.22 per ADS, through the ATM facility, resulting in gross proceeds of $3.145 million.

During the year ended December 31, 2023, we sold 582,023 ADSs which were held in treasury for consideration of approximately $580 thousand.

As shown in the accompanying consolidated financial statements, we have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of December 31, 2023, of $88.7 million. We have financed operations to date primarily through public and private placements of equity securities. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash, cash equivalents and bank deposits will be sufficient to fund our projected cash needs through March 31, 2025. To meet future capital needs we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be available to us on favorable terms or at all. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition.

Current Outlook

We estimate that our current liquidity resources will allow us to execute our business plans through March 31, 2025.

Developing drugs, conducting preclinical and clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We will require significant additional financing in the future to fund our operations, including if and when we progress into clinical trials of our product candidates, obtain regulatory approval for one or more of our product candidates, obtain commercial manufacturing capabilities and commercialize one or more of our product candidates. Our future capital requirements will depend on many factors, including, but not limited to:

•	the progress and costs of our preclinical and clinical trials and other research and development activities;

•	the scope, prioritization and number of our preclinical and clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our product candidates;

•	the costs of development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for one or more of our product candidates;

•	our ability, or that of our collaborators, to achieve development milestones, marketing approval and other events or developments under potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or technology;

•	the magnitude of our general and administrative expenses; and

•	any additional costs that we may incur under future in- and out-licensing arrangements relating to one or more of our product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more of our product candidates and make the necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described in this item.

C. Research and Development, Patents and Licenses

For information concerning our research and development policies and a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our financial statements and related disclosures in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting estimates are those that include a higher degree of judgment or complexity and are reasonably likely to have a material impact on our financial condition or results of operations and are therefore considered critical accounting estimates.

Share-Based Compensation

We apply Accounting Standard Codification (ASC) 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors, including employee options under our option plans based on estimated fair values.

ASC 718-10 requires that we estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The fair value of the award is recognized as an expense over the requisite service periods in our statements of comprehensive loss. We recognize share-based award forfeitures as they occur, rather than estimate by applying a forfeiture rate.

In June 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”, which simplifies the accounting for nonemployee share-based payment transactions by aligning the measurement and classification guidance, with certain exceptions, to that for share-based payment awards to employees. The amendments expand the scope of the accounting standard for share-based payment awards to include share-based payment awards granted to non-employees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance related to equity-based payments to non-employees. We adopted these amendments on January 1, 2019.

We recognize compensation expenses for the fair value of non-employee awards over the requisite service period of each award.

We estimate the fair value of options granted as equity awards using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). We determine the fair value per share of the underlying stock by taking into consideration our most recent sales of stock, as well as additional factors that we deem relevant. Our board determined the fair value of ordinary shares based on valuations performed using the Option Pricing Method subject to relevant facts and circumstances. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Expected volatility is estimated based on volatility of similar companies in the biotechnology sector. Historically, we have not paid dividends and have no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

 The following table sets forth the name and position of each of our executive officers and directors as of March 28, 2024:

Name	Age	Position
Executive Officers:
Adi Mor	42	Director, Chief Executive Officer and Chief Scientific Officer
Sigal Fattal	53	Chief Financial Officer
Matthew Frankel	55	Chief Medical Officer
Non-Employee Directors:
Nissim Darvish†(2)(3)	58	Chairman of the Board
Alan Moses†(1)	75	Director
Claude Nicaise†(1)	70	Director
Neil Cohen†(2)(3)	59	Director
Jill Quigley†(1)	48	Director

 † Independent Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Corporate Governance and Nominating Committee

Executive Officers

Dr. Adi Mor is the co-founder of Chemomab Ltd., the wholly-owned subsidiary of the Company, and served as Chemomab Ltd.’s Chief Executive Officer, Chief Scientific Officer and a member of Chemomab Ltd.’s board of directors from its formation in 2011 until the Chemomab Ltd.–- Anchiano Therapeutics Ltd. merger that was consummated on March 16, 2021 (the “Merger”). Dr. Mor previously served as Chief Executive Officer of the Company through October 25, 2021. Dr. Mor has in-depth knowledge in immunology focusing on rare diseases and broad experience in designing, developing and patenting a novel class of monoclonal antibodies to treat inflammatory and fibrotic diseases. Dr. Mor received her Ph.D. in immunology from Tel Aviv University in the Department of Neurobiochemistry in Israel and is the lead author of numerous scientific journal publications regarding immunology and inflammatory disorders.

Sigal Fattal previously served as Chemomab Ltd.’s interim Chief Financial Officer from October 2020 until the Merger and continued in that capacity for the Company following the Merger until November 8, 2021, following which she became the Company’s VP of Finance. Prior to joining Chemomab Ltd., from March 2017 to December 2019, Ms. Fattal served as Chief Financial Officer at BiomX (NYSE American: PHGE), a clinical stage microbiome product discovery company. Prior to joining BiomX, Ms. Fattal served as Chief Financial Officer at Evogene (Nasdaq and TASE: EVGN), a computational biology company, from 2013 to 2016. Prior to that time, Ms. Fattal served in multiple financial and operational executive roles in various companies. Ms. Fattal also currently serves as co-founder of Simbiz, which was founded in September 2020 and which offers one-stop-shop corporate services to startup companies. Ms. Fattal is a certified CPA (Isr.), and holds a BA in Accounting and Economics, and an MBA, both from Tel Aviv University.

Dr. Matthew B. Frankel has 20 years of experience in the pharmaceutical industry, encompassing clinical development and medical affairs. From 2018 until November 2022, Dr. Frankel served as Vice President, Clinical Development and Medical Affairs, Specialty Pharma at Boehringer-Ingelheim Pharmaceuticals, Inc. Prior to that, he served as the Vice President & Head, Immunology and Dermatology Medical Unit at Novartis Pharmaceuticals Corporation from 2016 to 2018. From 2012 to 2016, Dr. Frankel served as the Executive Medical Director of Sandoz and from 2010 through 2012 held the role of Global Medical Director, Clinical Development at Reata Pharmaceuticals (RETA). From 2003 through 2010, he held various senior roles across different companies in the research field. Dr. Frankel received his undergraduate degree from Vassar College, his MD from the University of California, Los Angeles School of Medicine, and his MBA from the J. L. Kellogg Graduate School of Management.

Directors

Nissim Darvish, M.D., Ph.D. has served on our Board since March 16, 2021 and as chairman of the Board since June 2023. Dr. Darvish is a General Partner at Eliraz Ventures, a venture capital fund. Dr. Darvish currently serves as a director of several private companies. Prior to his current position, Dr. Darvish served as a Venture Partner at OrbiMed Israel and as a member of the boards of directors of 9 Meters Biopharma Inc. and Medigus Ltd. Previously, Dr. Darvish was employed at Pitango Venture Capital, where he was a General Partner managing life sciences investments. He was also the founder and CEO of Impulse Dynamics, where he oversaw a $250 million realization event. Dr. Darvish obtained his M.D. and Ph.D. in Biophysics and Physiology from the Technion in Israel, and subsequently conducted his post-doctoral research at NIH. He has published over 100 patents and authored over 20 publications.

Alan Moses, MD, FACP has served on our Board since March 16, 2021. Dr. Moses is board certified by the ABIM with subspecialty certification in Endocrinology and Metabolism and is a Fellow of the American College of Physicians. Dr. Moses currently serves on the board of directors of BioFabUSA, a position he has held since 2018. Prior to that time, from 2008 to 2018, Dr. Moses served as the Global Chief Medical Officer of Novo Nordisk A/S (CPH: NOVO-B), a company he joined in 2004. Dr. Moses served as a Professor of Medicine at Harvard Medical School from 2002 to 2006, and in collaboration with MIT, he co-founded and co-directed the Clinical Investigator Training Program, which focused on training physician-scientists in translational research. Dr. Moses previously served as the Senior Vice President and Chief Medical Officer of the Joslin Diabetes Center from 1998 to 2004. Dr. Moses holds a BS from Duke University, North Carolina and an MD from Washington University School of Medicine, Missouri.

Claude Nicaise, MD has served on our Board since March 16, 2021. Dr. Nicaise is a physician with extensive U.S. and international experience in clinical drug development, strategic management, worldwide regulatory strategy, pharmaceuticals, biotechnology, including clinical cancer research, infectious diseases and neuroscience. Dr. Nicaise is the owner and founder of Clinical Regulatory Services, which provides consulting services to the life science and biotechnology industry in support of all aspects of clinical and regulatory development. Since 2015, Dr. Nicaise has served on the board of directors and as the Chairman of the Compensation Committee of Sarepta Therapeutics, Inc. (NASDAQ: SRPT). Dr Nicaise has also served on the board of directors of Mynoryx Therapeutics since 2017. Prior to that time, from 2008 to 2014, Dr. Nicaise served as the Senior Vice President of Alexion Pharmaceuticals Inc. (NASDAQ: ALXN), and between 1984 and 2008, he held numerous senior management roles at Bristol Myers Squibb (NYSE: BMY). Dr. Nicaise holds an MD and a degree in Internal Medicine, Clinical Oncology, from Brussels University, Belgium.

Neil Cohen has served as a member of our Board since April 2020 and served as our interim Chief Executive Officer from October 2020 until the consummation of the Merger. Mr. Cohen has served as the Chairman and Chief Executive Officer of Castel Partners Ltd. since January 2012. In 1994, he co-founded Israel Seed Partners, a leading venture capital firm, and managed the firm until 2019. Mr. Cohen has invested in and served on the boards of directors of many private technology companies, including a large number which were acquired or completed successful initial public offerings, including Compugen (Nasdaq: CGEN), Shopping.com (Nasdaq: SHOP, acquired by EBAY), Broadlight (acquired by Broadcom, Nasdaq: AVGO) and Cyota (acquired by RSA). He is a venture partner at SKY, an Israeli middle-market private equity firm, Hetz Ventures Management Ltd., an early-stage Israeli venture capital fund, and Shavit Capital. Mr. Cohen was previously the Business Editor of The Jerusalem Post and began his career in the private equity group at N M Rothschild & Sons Limited in London. Mr. Cohen received a B.A. and M.A. in Oriental Studies, with first class honors, from Oxford University.

Jill M. Quigley has served as a member of our Board since June 2022. Since September 2023 Ms. Quigley serves as CEO of a stealth biotech company. Since December 2020, Ms. Quigley has served as a member of the board of directors of Terns Pharmaceuticals, Inc. (Nasdaq: TERN), including her role as chairperson of its audit committee. From November 2018 until December 2021, Ms. Quigley served as Chief Operating Officer of Passage BIO, Inc. (Nasdaq: PASG). Previously, she served as the Interim Chief Executive Officer and General Counsel of Nutrinia, Inc., from January 2016 to November 2018. From July 2012 to January 2016, Ms. Quigley served in various roles at Shire plc, most recently as Senior Legal Counsel. Ms. Quigley received her undergraduate degree in Communications, Legal Institutions, Economics & Governance (CLEG) from American University and J.D. from Rutgers School of Law.

B.	Compensation

   Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval by a simple majority will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

    Executive Officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (1) the compensation committee, (2) the company’s board of directors, and (3) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with such executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer will not require the approval of the compensation committee, if (1) the amendment is approved by the chief executive officer, (2) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (3) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (1) the company’s compensation committee; (2) the company’s board of directors, and (3) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval is obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Compensation of Directors and Executive Officers

 The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2023, was approximately $4.4 million (including $1.3 million in share-based compensation). This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2022 and paid during the year ended December 31, 2023). This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

 During the year ended December 31, 2023, our directors and officers were granted options to purchase an aggregate of 12,656,020 ordinary shares (equal to 632,801 ADSs), at a weighted average exercise price of $1.4 per share.

 The following is a summary of the salary expenses, bonus and social benefit costs of our five most highly compensated executive officers in 2023, or the “Covered Executives”. All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2023.

•	Adi Mor, Chief Executive Officer, Chief Scientific Officer and Director. Compensation expenses recorded in 2023 were $0.33 million in salary expenses.

•	Dale Pfost, former Chief Executive Officer and Chairman of the Board (1). Compensation expenses recorded in 2023 were $0.7 million in salary expenses and $16 thousand in social benefits.
•
Donald Marvin, former Chief Financial Officer, Chief Operating Officer and Executive Vice President (2). Compensation expenses recorded in 2023 were $0.6 million in salary expenses and $32 thousand  in social benefits.

•	Sigal Fattal, Chief Financial Officer. Compensation expenses recorded in 2023 were $0.3 million in salary expenses and $22 thousand in social benefits.

•
Matthew Frankel, Chief Medical Officer. Compensation expenses recorded in 2023 were $0.8 million in salary expenses and $50 thousand in social benefits.

(1) Dale Pfost resigned from his positions as Chief Executive Officer and Chairman of the Board on June 1, 2023. The salary amount includes severance.

(2) Donald Marvin resigned from his positions as Chief Financial Officer, Chief Operating Officer and Executive Vice President on June 1, 2023. The salary amount includes severance.

 The salary expenses summarized above include the gross salary paid to the Covered Executives, severance and bonus. The benefit costs include the social benefits paid by us on behalf of the Covered Executives, contributions made by us to an insurance policy, pension fund or 401(K) fund.

 We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023, of $1.3 million.

 All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our compensation policy and were approved by our compensation committee and board of directors. Assumptions and key variables used in the calculation of such amounts are described in Note 8 to our audited consolidated financial statements included in Item 18 of this Annual Report.

    Additionally, we annually pay to each of our non-employee directors a cash retainer of $40,000 (or $65,000 for the Chairperson) with an additional annual payment for service on board committees as follows: $15,500 for the chairperson of the audit committee and $7,625 for the other committee members. $11,000 for the chairperson of the compensation committee and $5,500 for the other committee members. $9,000 for the chairperson of the corporate governance and nominating committee or any other board committee and $4,500 for the other committee members.

 In addition, upon election, non-employee directors (other than the Chairperson), will be granted equity awards equal to 0.1% of our share capital on a fully diluted basis, under our incentive plan, which will vest on a monthly basis over a period of three years. In addition, each non-employee director will be granted equity awards under our incentive plan (provided the director is still in office) equal to 0.06% of our share capital on a fully diluted basis, which will vest on the first anniversary of the date on which such options were granted, subject to such director’s continued service through such date.

The non-employee Chairperson, on election, will be granted an equity award equal to 0.2% of our share capital on a fully diluted basis, under our incentive plan, which will vest on a monthly basis over a period of three years. In addition, the non-employee Chairperson will be granted equity awards under our incentive plan (provided the Chairperson is still in office) equal to 0.1% of our share capital on a fully diluted basis, which will vest on the first anniversary of the date on which such options were granted, subject to such Chairperson continued service through such date.

Equity Incentive Plans

We maintain (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Plan and (iii) the 2015 Plan, which was assumed by our company from the Subsidiary upon the effectiveness of the Merger. At that time, outstanding options under the 2015 Plan became exercisable for such number of ADSs of our company (formerly known as Anchiano Therapeutics Ltd.) as was determined based on the exchange ratio in the Merger Agreement, with a reciprocal adjustment to exercise price. As of December 31, 2023, a total of 1,422,153 ADSs were reserved for issuance under the 2015 Plan, of which 172,276 ADSs had been issued pursuant to previous exercises options, and 341,322 ADSs were issuable under outstanding options. Of such outstanding options, options to purchase 319,708 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $5.98 per ADS.

As of December 31, 2023, a total of 1,153,069 of ADSs were reserved for issuance under the 2017 Plan, of which 1,152,333 ADSs were issuable under outstanding options. Of such outstanding options, options to purchase 184,474 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $3.91 per ADS. No ADSs had been issued pursuant to previous exercises options.

2011 Plan

On December 19, 2011, our board of directors adopted the 2011 Plan to allocate options to purchase our ordinary shares to our directors, officers, employees and consultants, and those of our affiliated companies (as such term is defined under the 2011 Plan), or the Grantees. The 2011 Plan is administered by our board of directors or a committee that was designated by our board of directors for such purpose (the “Administrator”).

Under the 2011 Plan, we may grant options to purchase ordinary shares (“Options”), under four tracks: (i) Approved 102 capital gains Options through a trustee, which was approved by the Israeli Tax Authority in accordance with Section 102(a) of the Israeli Income Tax Ordinance (“ITO”), and granted under the tax track set forth in Section 102(b)(2) of the ITO, or the Approved 102 Capital Gains Options. The holding period under this tax track is 24 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO, or any applicable tax ruling or guidelines; (ii) Approved 102 Earned Income Options through a trustee, granted under the tax track set forth is Section 102(b)(1) of the ITO, or the Approved 102 Earned Income Options. The holding period under this tax track is 12 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (iii) Unapproved 102 Options (the Options will not be allocated through a trustee and will not be subject to a holding period), or the Unapproved 102 Options; and (iv) 3(i) Options (the Options will not be subject to a holding period). These Options shall be subject to taxation pursuant to Section 3(i) of the ITO, or Section 3(i).

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

Unless otherwise determined by the Administrator, the exercise price of an Option granted under the 2011 Plan will be the average of the market price of our ordinary shares during the 22 business days prior to the date on which our board of directors authorized the grant of Options; provided, however, that such exercise price cannot be lower than the market price at the close of the trading day at which it was granted by our board of directors. The exercise price will be specified in the grant letter every Grantee received from us in which the Grantee notifies of the decision to grant him/her Options under the 2011 Plan.

Unless otherwise determined by the Administrator, the Options granted under the 2011 Plan will become vested and may be exercised in 16 equal portions of 6.25% of the total number of Options, at the end of each quarter following the day the Options were granted. Unless otherwise determined by our board of directors, the Options may be exercised for ten years following the date of grant, unless terminated earlier, and as long as the Grantee is employed by us (or by an affiliated company), or provides service to us (or an affiliated company).

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

2015 Plan

In November 2015, the Subsidiary’s board of directors adopted, and its shareholders subsequently approved, the 2015 Plan. The 2015 Plan provides for the grant of options, restricted shares, restricted share units and other share-based awards to the Subsidiary’s (following the Merger, the Company’s) and its subsidiaries’ and affiliates’ directors, employees, officers, consultants, advisors, and any other person whose services are considered valuable to us or our affiliates. Any such grants are intended to incentivize the foregoing persons to continue as service providers, to increase their efforts on our behalf or on behalf of our subsidiaries or affiliates, and to promote the success of our business.

The 2015 Plan is administered by our board of directors or by a committee designated by the board of directors, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2015 Plan. The 2015 Plan enables us to issue awards under various tax regimes, including, without limitation, pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and under Section 3(i) of the Ordinance and Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code.

The 2015 Plan provides that options granted to our employees, directors and officers who are not controlling shareholders and who are considered Israeli residents are intended to qualify for special tax treatment under the “capital gain track” provisions of Section 102(b) of the Ordinance. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Options granted under the 2015 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

Options and other awards granted under the 2015 Plan generally vest over four years commencing on the date of grant, such that 25% vests on the first anniversary of the date of grant and an additional 6.25% vests at the end of each subsequent calendar quarter over the course of the next three years, provided that the participant remains continuously employed or engaged by us.

Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by our board of directors or our designated committee, as applicable. Share options that qualify as “incentive stock options” and are granted to a person holding more than 10% of our voting power will expire within five years from the date of the grant. In the event of the death of a grantee while employed by or performing service for us or our subsidiary or within three months after the date of the employee’s termination, or the termination of a grantee’s employment or services for reasons of disability, the grantee, or in the case of death, his or her legal successor, may exercise options or other awards that have vested prior to termination within a period of one year from the date of disability or death. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options or other awards will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may generally exercise his or her vested options or other award within three months of the date of termination. Any expired or unvested options return to the pool and become available for reissuance. From time to time, we may consider issuing options with slightly different terms or accelerating, extending or otherwise modifying options in accordance with applicable law and regulation and the terms of the 2015 Plan.

In the event of a merger or consolidation, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then without the consent of the option holder, our board of directors or our designated committee, as applicable, may, but is not required, to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation, or (ii) in case the successor corporation does not assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options and pay in cash an amount determined by the board of directors or the committee as fair in the circumstances. Notwithstanding the foregoing, our board of directors or our designated committee may upon such event amend, modify or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board of directors or the committee shall deem, in good faith, appropriate.

The 2015 plan was assumed by our company from the Subsidiary upon the effectiveness of the Merger.

2017 Plan

On February 22, 2017, our board of directors adopted the 2017 Plan to allocate a variety of share-based awards to our directors, officers, employees, consultants, advisors and service providers, and those of our affiliates (companies that control us, are controlled by us or are under common control with us) (the “Participants”). The 2017 Plan is currently administered by our board of directors and may be administered by a committee designated by our board of directors for such purpose.

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

C.	Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with securities traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our ADSs are traded on a U.S. stock exchange, Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

Board of Directors

 Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), our board of directors is responsible for setting our general policies and supervising the performance of management. Our board of directors may exercise all powers and may take all actions that are not specifically granted by the Companies Law or our articles of association to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors.

 Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without obtaining shareholder approval pursuant to special majority requirements set forth in the Companies Law.

 Our board of directors is currently composed of six (6) members. Our board of directors consists of three classes of directors (as illustrated below), each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be elected for a three-year term at the Annual General Meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of our company.

•	Class I consists of Nissim Darvish and Jill Quigley, each with a term expiring at the 2025 annual meeting of shareholders.
•	Class II consists of Neil Cohen and Claude Nicaise, each with a term expiring at the 2026 annual meeting of shareholders.
•	Class III consists of Adi Mor and Alan Moses, each with a term expiring at the 2024 annual meeting of shareholders.

Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting will be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our Articles of Association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the minimum number of directors stated in our Articles of Association, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Chairperson of the Board

Our Articles of Association provide that the Chairperson of our board of directors is appointed by the members of our board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•
at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that re voted against such appointment does not exceed two percent (2%) of the aggregate voting rights in the company.

The shareholders’ approval can be effective for a period of up to five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Committees of our Board of Directors

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee, and we have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.

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

Under the Companies Law and related regulations, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The members of the audit committee are Jill Quigley, Alan Moses and Claude Nicaise. Jill Quigley is the chairperson of the audit committee and is a financial expert under the rules of the SEC. Our board of directors has concluded that each member of the audit committee is independent under the rules and regulations of Nasdaq and the SEC.

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

In accordance with U.S. law and Nasdaq requirements, our compensation committee is also responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisors retained by the compensation committee.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members. The members of the compensation committee are Nissim Darvish and Neil Cohen. Nissim Darvish is the chairperson of the compensation committee. Our board of directors has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq and under Rule 10C-1 under the Exchange Act.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon the recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

•	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•
if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•
with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•
the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods and performance based vesting for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to her.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to her (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy was approved by our board of directors and shareholders and became effective on July 19, 2021.

Corporate Governance and Nominating Committee

We have established a Corporate Governance and Nominating Committee, responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for director may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our articles of association. The members of the Corporate Governance and Nominating Committee are Neil Cohen and Nissim Darvish. Neil Cohen is the chairperson of the Corporate Governance and Nominating Committee. Our board of directors has determined that each member of the Corporate Governance and Nominating Committee is independent within the meaning of the independent director guidelines of Nasdaq.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Yisrael Gewirtz of Grant Thornton Israel currently serves as our internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary duties of directors and Executive Officers

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and

•	all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “-Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria;

•
reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Articles of Association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

D.	Employees

As of December 31, 2023, we had 20 full-time employees/consultants, including 7 with Ph.D. or M.D. degrees and including 13 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions-Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees-Compensation- Equity incentive plans.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 284,094,700 ordinary shares outstanding as of December 31, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain relationships and related party transactions.”

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned
5% and Greater Shareholders
OrbiMed Israel (1)	2,270,091	15.9%
Rivendell Investments 2017-9(2)	1,131,563	8.0%
Kobi George(3)	733,645	5.1%
Apeiron Group(4)	770,388	5.4%
Directors and Executive Officers
Adi Mor (5)	733,645	5.1%
Sigal Fattal (6)	53,114	*
Matthew Frankel (7)	39,062	*
Neil Cohen (8)	170,279	1.2%
Nissim Darvish (9)	34,267	*
Alan Moses (10)	18,373	*
Claude Nicaise (11)	18,373	*
Jill Quigley (12)	7,577	*
All current executive officers and directors as a group (8 persons)	1,074,690	7.39%

* Less than one percent (1%)

(1)
Pursuant to a Schedule 13D/A filed with the SEC by OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”) and OrbiMed Israel GP Ltd. (“OrbiMed GP”, and together with OrbiMed BioFund, “OrbiMed Israel”) on March 11, 2024, such amount consists of (i) 2,241,274 ADSs and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs. OrbiMed GP, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, which is the entity that holds the foregoing securities. The address of OrbiMed Israel is 5 Hahoshlim St., Herzliya Pituach, Israel. Telephone: +972 73 2822600.

(2)
Represents 1,108,509 ADSs, representing 22,170,180 ordinary shares, held by Rivendell Investments 2017-9 LLC, or Rivendell, as reported by Rivendell on Schedule 13G filed with the SEC on March 26, 2021, and 23,054 ADSs, representing 461,080 ordinary shares, issuable upon the exercise of warrants. Rivendell is the shareholder of record. Peter Thiel is the beneficial owner of Rivendell and has sole voting and investment power over the securities held by Rivendell. The address of Rivendell is 1209 Orange Street, Wilmington, Delaware 19801.

(3)
Consists of (i) 251,147 ADSs owned directly by Dr. George, (ii) 317,075 ADSs owned by Dr. Adi Mor (Dr. George’s spouse), (iii) 33,725 options to purchase 33,725 ADSs issued directly to Dr. George, issuable upon the exercise of options, and (iv) 131,698 options to purchase 131,698 ADSs, issued to Dr. Mor, (Dr. George’s spouse), as reported by Dr. Adi Mor on Schedule 13D/A filed with the SEC on November 17, 2022.

(4)
The Apeiron Group consists of (i) Apeiron SICAV Ltd. - Presight Capital Fund One, of which owns 438,993 ADSs, (ii) Apeiron Presight Capital Fund II, LP, of which owns 288,170 ADSs and 28,817 ADSs issuable upon the exercise of warrants and (iii) Apeiron Investment Group Ltd., of which owns 14,408 ADSs issuable upon the exercise of warrants. Each of Fabian Hansen and Christian Angermayer may be deemed to share voting and investment power with respect to the ADSs held by the Apeiron Group.

(5)
Consists of (i) 317,075 ADSs owned directly by Dr. Mor, (ii) 251,147 ADSs owned by Dr. George, (Dr. Mor’s spouse), (iii) 131,698 ADSs issued to Dr. Mor, issuable upon the exercise of options within 60 days of the date hereof, and (iv) 33,725 options to purchase 33,725 ADSs issued to Dr. George, (Dr. Mor’s spouse) issuable upon the exercise thereof within 60 days of the date hereof, as reported by Dr. Adi Mor on Schedule 13D/A filed with the SEC on November 17, 2022.

(6)	Includes 15,002 ADSs, and 38,112ADSs issuable upon the exercise of options within 60 days of the date hereof.
(7)	Represents 39,062 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(8)	Includes 151,218 ADSs, and 19,061 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(9)	Includes 1,200 ADSs, and 33,067 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(10)	Represents 18,373 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(11)	Represents 18,373 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(12)	Represents 7,577 ADSs issuable upon the exercise of options within 60 days of the date hereof.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

Neither our major shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.

Registered Holders

As of the date of this Annual Report, there are seven shareholders of record of our ordinary shares, of whom five are in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as most of the shares we have issued, including those represented by ADSs are currently recorded in the name of our ADS registrar, The Bank of New York Mellon.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Other Transactions

Agreements with Directors and Officers

Employment and Consulting Agreements. We have entered into written employment agreements with each of our executive officers. See Item 6. “Management-Employment and Consulting Agreements with Executive Officers.”

Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions and other circumstances. We describe our option plans under “Equity Incentive Plans.”

Exculpation, Indemnification and Insurance. Our Articles of Association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that such liabilities are not covered by insurance. See Item 6. “Directors, Senior Management and Employees-Exculpation, Insurance and Indemnification of Directors and Officers.”

The Repurchase Agreement. As previously reported in our Registration Statement on Form S-4 (File No. 333-252070), filed with SEC on January 13, 2021 and declared effective by the SEC on February 10, 2021, Chemomab Ltd. filed an application with the Israel Tax Authority for a tax ruling (the “Tax Ruling”) in connection with the Merger, pursuant to which certain of Chemomab Ltd.’s shareholders were entitled to defer an immediate Israeli tax liability resulting from the exchange of shares that otherwise would have been deemed a sale. The deferral of the aforementioned tax liability is set to lapse on March 16, 2023, which is the two-year anniversary of the closing date of the Merger. Dr. Adi Mor, co-founder of Chemomab Ltd. and both our Chief Scientific Officer and a Class III director, and Professor Kobi George, co-founder of Chemomab Ltd. (together with Dr. Adi Mor, the “Co-Founders”), will be required to pay a substantial tax liability to the Israeli Tax Authority upon the expiration date of the deferral period. In order to pay this tax liability, the Co-Founders had to sell part of their holdings in the Company. In light of the foregoing, we elected to enter into a share purchase agreement (the “Repurchase Arrangement”) with the Co-Founders whereby we agreed, subject to the requisite court approval required under Section 303(a) of the Companies Law, which we received on November 14, 2022, to repurchase up to 582,023 of our ADSs owned by the Co-Founders, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase. Accordingly, on November 16, 2022, we repurchased the entire amount of 582,023 ADSs from the Co-Founders at a price of $2.0848 and for total consideration of approximately $1,218,000.

Related Party Transaction Policy

Our board of directors has adopted a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers interested party transactions under the Companies Law, interested party transactions as defined in Part I, Item 7.B of Form 20-F and transactions between the Company and an interested party, which are material to the Company or the interested party, and any such transactions between the Company and an interested party that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings arising from the normal course of our business activities and operations. Other than as noted below, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The outcomes of any such claims or proceedings, regardless of the merits, is inherently uncertain and can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, restrictions under our Credit Facility and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation-Israeli Tax Considerations” for additional information.

B.	Significant Changes

None.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our ADSs are listed on Nasdaq under the symbol “CMMB”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on Nasdaq under the symbol “CMMB”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

•
Form of Deposit Agreement between Chemomab Therapeutics Ltd. (f/k/a Anchiano Therapeutics Ltd.), the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company, dated February 14, 2019 (incorporated by reference to Exhibit 4.1 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023).

•
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021). See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•
 Compensation Policy for Officers and Directors (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 30, 2022). See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•
2011 Incentive Plan for Employees, Officers and Consultants (previously filed as Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein). See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•
2017 Equity-Based Incentive Plan (previously filed as Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein). See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•
Chemomab Ltd. 2015 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-4 (SEC file number 333- 252070), filed with the SEC on January 13, 2021) See Item 6, "Directors, Senior Management and Employees" for more information about this document.

•
Tel-Aviv Souraski Medical Center (TASMC) License Agreement between Chemomab Ltd. and the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., dated December 1, 2011, as amended on May 9, 2013 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021).

•
CMC Collaboration Agreement between Chemomab Ltd. and CMC ICOS Biologics, Inc., dated June 7, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021).

D.	Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

E.	Taxation

Israeli Tax Considerations

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The standard corporate tax rate in 2023 was 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technological Enterprise”, or a "Special Preferred Technology Enterprise" (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Preferred Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its income derived from its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate was 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise” or to a "Special Preferred Enterprise" should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals-20% and (iii) non-Israeli residents (individuals and corporations)- subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a “Benefited Enterprise” (as such term is defined under the Investment Law) can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We currently do not intend to implement the 2011 Amendment.

Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Preferred Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise (“PTE”) and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such a lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

Currently we have not exhausted the benefits we believe we may qualify for as a PTE and continue to examine the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets the majority of which are located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus.

Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s cost base that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus attributed to the period after December 31, 1993, is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals from the sale of our shares should generally be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2023).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2023, excluding surtax as discussed below) unless contrary provisions in a relevant tax treaty applies.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased upon or after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli capital gains tax so long as the capital gain derived from the sale of shares was not attributed to a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli entities (including corporations) should not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty, subject to the eligibility of such person to the treaty benefits. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S. Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the U.S. Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident, being an individual, was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our shares would be subject to Israeli tax, to the extent applicable; however, under the U.S. Israel Tax Treaty, a Treaty U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S. Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale, by presenting a valid withholding exemption certificate issued by the ITA prior to the applicable payment. In addition, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident for tax purposes, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, 10% or more of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), or 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty. For example, under the U.S. Israel Tax Treaty, and subject to the eligibility to the benefits under this treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. The aforementioned rates under the U.S. Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. Resident in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident who receives dividends from which full tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain material United States federal income tax considerations of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax-exempt entities or organizations;

•	“individual retirement accounts” and other tax-deferred accounts;

•	certain former citizens or long-term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities and persons holding the ordinary shares through partnerships or other pass-through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and non-U.S. consequences of owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be taxable as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “-Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your United States federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. In the event we are treated as a “United States-owned foreign corporation,” if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a U.S. foreign tax credit in your particular circumstances and the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit) for any foreign taxes paid or withheld.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “-Passive Foreign Investment Company Considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other disposition. If the ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. dollar value of the amount realized in foreign currency will be determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or you are an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate of exchange on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate of exchange on the settlement date, and such gain or loss generally will constitute U.S. source ordinary income or loss.

The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you used foreign currency to purchase the ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. dollar value of the cost of such ordinary shares will be determined by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (determined on the basis of a quarterly average) produce or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

Although the conclusion cannot be free from doubt, we do not believe that we would be treated as a PFIC for the taxable year ended December 31, 2023, but no assurances can be made in this regard. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a “deemed sale” election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your tax advisor as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are considered a PFIC at any time that you hold ordinary shares, unless you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to the highest tax rates or the interest charge described above.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we directly or indirectly own equity that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC you would be deemed to own.

Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the Nasdaq Global Select Market. For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for United States federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit. If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” or QEF election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. There is no assurance that we will be able to timely provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC.  U.S. Holders should consult with their U.S. tax advisors concerning the availability of a QEF election, if we are classified as a PFIC for any taxable year.

Tax reporting

If you own ordinary shares during any year in which we are a PFIC and you recognize gain on a disposition of such ordinary shares or receive distributions with respect to such ordinary shares, you generally will be required to file an IRS Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or QEF election in your particular circumstances.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts by filing an IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We maintain a corporate website at http://www.chemomab.com. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report on Form 20-F. We also make available on our website’s investor relations page at http://investors.chemomab.com, free of charge, our Annual Report and the text of our reports on Form 6-K and 8-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest rate risk

Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, we maintain our portfolio in a variety of high-grade securities, including U.S. treasury bonds and government agencies. The primary objectives of our investment activities are to support liquidity, preserve principal and to maximize income without significantly increasing risk.

As of December 31, 2023, we had $19.86 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2022 and 2023. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our functional currency is the U.S. Dollar. We are exposed to foreign exchange rate risk. We are located in Israel, where part of our general and administrative expenses costs is incurred in New Israeli Shekels. During each of the years ended December 31, 2023, and 2022, we recognized foreign currency transaction loss of $14 thousand and $607 thousand, respectively. These foreign currency transaction gains and losses were recorded in financial expenses. We believe that a 10% change in the exchange rate between the U.S. Dollar and New Israeli Shekel would not have a material impact on our financial position or results of operations.

As we continue to grow our business, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations. To date, we have not entered into any foreign currency hedging contracts to mitigate our exposure to foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS will represent ordinary shares (or a right to receive twenty (20) ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having uncertificated ADSs registered in your name or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold our ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and our ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of our ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation and Government Programs.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.   The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver our ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying our ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other securities. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of our ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

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

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of our ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our ADSs from an exchange on which they were listed and do not list our ADSs on another exchange within a reasonable time;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying our ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement is terminated, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; Limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to our ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

•
the depositary has no duty to make any determinations or provide any information as to our status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit reduced rate of withholdings or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to our ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or our ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting at December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that assessment under those criteria, management determined that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financing reporting during the last fiscal year.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of the audit committee are Jill Quigley, Alan Moses and Claude Nicaise. Claude Nicaise is the chairperson of the audit committee and is a financial expert under the rules of the SEC. Our board of directors has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All of our employees and directors are bound by this Code of Business Conduct and Ethics. Violations of our Code of Business Conduct and Ethics may be reported to the audit committee. The Code of Business Conduct and Ethics includes provisions applicable to all of our employees, including senior financial officers and members of our board of directors and is posted on our website. We intend to post amendments to or waivers from any such Code of Business Conduct and Ethics.

We granted no waivers under our Code of Ethics and Conduct in 2023.

Item 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for the years 2023, 2022 and 2021. The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2023, 2022 and 2021 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Audit Fees	$233	$223	$173

Tax Fees	4	30	29

Total	$237	$253	$202

Audit Fees

Audit fees for the years ended December 31, 2023, 2022 and 2021 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Tax Fees

Tax fees for the years ended December 31, 2023, and 2022 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

Pre-Approval Policies and Procedures

Our audit committee has the sole authority to approve the scope of the audit and any audit-related services, as well as all audit fees and terms. The audit committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The audit committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable laws, rules and regulations, including those of self-regulating organizations. The audit committee will approve permitted non-audit services by our independent registered public accounting firm only if it determines that using a different firm to perform such services will be less efficient or cost-effective. The audit committee reviews and pre-approves the statutory audit fees that can be provided by the independent registered public accounting firm on an annual basis.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the Nasdaq Capital Market. Under the Listing Rules of the Nasdaq Stock Market, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Listing Rules of the Nasdaq Stock Market with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the Listing Rules of the Nasdaq Stock Market, a quorum requires the presence, in person or by proxy, of holders of at least 331/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our Articles of Association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 331/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the Listing Rules of the Nasdaq Stock Market. Following our home country governance practices may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic issuers.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix As of the date of this Annual Report
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non- Binary/Transgender	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K.  Cybersecurity Risk Management Policies and Procedures

Risk management and strategy

We maintain a cyber risk management program designed to identify, assess, manage, mitigate, and respond to material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic, or competitive in nature, and our clinical trial and related data (“Information Systems and Data”).

The underlying processes and controls of our cyber risk management program incorporate various practices and standards for cybersecurity and information technology. We conduct an annual assessment performed by a third-party service provider of our cyber risk management program. The annual risk assessment identifies, quantifies, and categorizes material cyber risks to our Company. In addition, we, in conjunction with the third-party cyber risk assessment vendor, develop a risk mitigation plan designed to address such risks, and where necessary, remediate potential vulnerabilities identified through the annual assessment process.

In addition, we maintain various policies to help identify, address, and mitigate risks from cybersecurity threats, including, for example in areas such as information security, access on/offboarding, and access and account management. We monitor threat intelligence as well as other information obtained from governmental, public, or private sources, including external consultants engaged by us. We also partner with IT and cybersecurity providers, such as cybersecurity consultants. We leverage these third-party providers and solutions to support our cybersecurity risk management strategy and processes, which include, for example, maintenance of an IT assets inventory, periodic vulnerability scanning, identity access management controls, endpoint protection, endpoint detection and response, remote monitoring management on certain devices, encryption of certain data, critical data backups, infrastructure maintenance, incident detection and response, cybersecurity strategy, and cyber risk advisory, assessment and remediation.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the Company’s enterprise risk management program and identified in the Company’s risk register; (2) the security department/security management works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; or (3) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of the board of directors, which evaluates our overall enterprise risk.

We have implemented third-party risk management processes to manage material risks from cybersecurity threats associated with reliance on vendors, critical service providers, and other third parties we engage, such as software-as-a-service providers, data hosting companies, and contract research organizations. These processes include, for example, conducting risk assessment for certain vendors, reviewing vendor security assessments and questionnaires, and conducting annual reviews of vendor audits and reports. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our third-party risk management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3. Section D Risk Factors in this Annual Report on Form 20-F, including “Cyber-attacks, security breaches or other disruptions to our information technology systems, or those of third parties upon which we rely, or our data could irreparably damage our reputation and our business, expose us to liability and materially and adversely affect our results of operations.”

Governance

The audit committee of the board of directors oversees our cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The cybersecurity stakeholders, including member(s) of management assigned with cybersecurity oversight responsibility and/or third-party consultants providing cyber risk services brief the audit committee of the board of directors on cyber vulnerabilities identified through the risk management process, the effectiveness of our cyber risk management program, and the emerging threat landscape and new cyber risks on at least an annual basis. In addition, cybersecurity risks are reviewed by our board of directors at least annually, as part of our corporate risk oversight processes.

Our Chief Information Security Officer (“CISO”) is responsible for oversight and administration of our cyber risk management program, and for informing senior management and other relevant stakeholders regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO is a Certified Information Systems Security Professional and has prior experience selecting, deploying, and overseeing cybersecurity technologies, initiatives, and processes directly or via selection of strategic third-party partners.

 We have developed an incident response plan that is designed to escalate certain cybersecurity incidents to members of management, including the CISO, depending on the circumstances. Such members of management work with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response plan includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to the Registrant’s current report on Form 8-K filed with the SEC on March 17, 2021)

2.1	Description of Securities

2.2
Form of Deposit Agreement between Chemomab Therapeutics Ltd. (f/k/a Anchiano Therapeutics Ltd.), the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued by the Company, dated February 14, 2019 (incorporated by reference to Exhibit 4.1 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.1
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.2+
Compensation Policy for Officers and Directors (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 30, 2022)

4.3
2011 Incentive Plan for Employees, Officers and Consultants (previously filed as Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein).

+4.4+
2017 Equity-Based Incentive Plan (previously filed as Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein).

4.5+
Chemomab Ltd. 2015 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-4 (SEC file number 333- 252070), filed with the SEC on January 13, 2021)

4.6+
Tel-Aviv Souraski Medical Center (TASMC) License Agreement between Chemomab Ltd. and the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., dated December 1, 2011, as amended on May 9, 2013 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.7+
CMC Collaboration Agreement between Chemomab Ltd. and CMC ICOS Biologics, Inc., dated June 7, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.8
Controlled Equity OfferingSM Sales Agreement, dated April 30, 2021, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2021)

4.9+
Employment Agreement, dated September 1, 2021, by and between Chemomab Therapeutics, Inc. and Dale Pfost (incorporated by reference to Exhibit 10.9 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.10+
Employment Agreement, dated November 8, 2021, by and between Chemomab Therapeutics, Inc. and Donald Marvin (incorporated by reference to Exhibit 10.10 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.11+
Consulting Agreement, dated April 18, 2022, by and between Chemomab Ltd. and Dr. Adi Mor (incorporated by reference to Exhibit 10.11 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.12
Sales Agreement, dated October 16, 2023, by and between the Registrant and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 16, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s annual report on Form 10-K for the year-ended December 31, 2021, filed with the SEC on March 30, 2022)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1†	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Chemomab Therapeutics Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+ Indicates management contract or compensatory plan.
† The certifications furnished in Exhibits 13.1 and 13,2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.
++ Portions of this Exhibit (indicated with [***]) have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHEMOMAB THERAPEUTICS LTD.

Date: March 28, 2024	By:	/s/ Adi Mor
	Name:	Adi Mor
	Title:	Chief Executive Officer

Chemomab Therapeutics Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2023

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Financial Statements as of December 31, 2023

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Chemomab Therapeutics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chemomab Therapeutics Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2015.
Tel Aviv, Israel
March 27, 2024

© 2023 KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

		December 31,	December 31,
	Note	2023	2022

Assets

Current assets
Cash and cash equivalents	3	9,292	13,519
Short-term bank deposit		10,492	26,374
Restricted cash		76	77
Other receivables and prepaid expenses	4	1,037	1,766

Total current assets		20,897	41,736

Non-current assets
Long-term prepaid expenses		559	733
Restricted cash		-	-
Property and equipment, net	5	303	367
Operating lease right-of-use assets	6	392	227

Total non-current assets		1,254	1,327

Total assets		22,151	43,063

Current liabilities
Trade payables		516	1,688
Accrued expenses		3,423	3,378
Employee and related expenses		823	1,560
Operating lease liabilities	6	76	123

Total current liabilities		4,838	6,749

Non-current liabilities
Non-current operating lease liabilities	6	316	91

Total non-current liabilities		316	91
Commitments and contingent liabilities	7

Total liabilities		5,154	6,840

Shareholders' equity	8
Ordinary Shares no par value - Authorized: 650,000,000 shares as of December 31, 2023, 2022 and 2021;
Issued and outstanding: 284,094,700, 232,636,700 Ordinary shares at December 31, 2023 and 2022, respectively and 228,090,300 Ordinary shares at December 31, 2021		-	-
Treasury share at cost (11,640,460 shares as of December 31, 2022)		-	(1,218)
Additional paid-in capital		105,675	101,260
Accumulated deficit		(88,678)	(63,819)

Total shareholders’ equity		16,997	36,223

Total liabilities and shareholders’ equity		22,151	43,063

Chief Executive Officer and Director	Chief Financial Officer

Date of approval of the financial statements: March 27, 2024

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Operations for the year ended

In USD thousands (except share and per share amounts)

		December 31,	December 31,	December 31,
	Note	2023	2022	2021

Operating expenses

Research and development	9	18,381	16,977	6,334

General and administrative	10	7,078	11,556	6,033

Total operating expenses		25,459	28,533	12,367

Financing expense (income), net		(1,238)	(353)	111
`
Loss before taxes		24,221	28,180	12,478

Tax benefit	11	-	(534)	-

Net loss for the year		24,221	27,646	12,478

Basic and diluted loss per Ordinary Share	13	0.103	0.121	0.060

Weighted average number of Ordinary* Shares outstanding, basic, and diluted	13	234,998,859	227,589,288	207,468,650

* Number of shares has been retroactively adjusted to reflect the share reverse split effected on March 16, 2021 (refer to Note 1)

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

In USD thousands (except share amounts)

	Ordinary Shares		Treasury share		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	Number	USD	USD	USD	USD

Balance as of January 1, 2021*	9,274,838	-	-	-	34,497	(23,695)	10,802
Share-based compensation	-	-	-	-	2,019	-	2,019
Effect of reverse capitalization transaction	152,299,702	-	-	-	2,476	-	2,476
Issuance of shares and warrants, net of issuance costs	66,381,520	-	-	-	58,637	-	58,637
Exercise of options	134,240	-	-	-	10	-	10
Net loss for the year	-	-	-	-	-	(12,478)	(12,478)
Balance as of December 31, 2021	228,090,300	-	-	-	97,639	(36,173)	61,466

Balance as of January 1, 2022	228,090,300	-	-	-	97,639	(36,173)	61,466
Share-based compensation	-	-	-	-	3,211	-	3,211
Issuance of shares, net of issuance costs	2,576,400	-	-	-	267	-	267
Exercise of options	1,970,000	-	-	-	143	-	143
Treasury share at cost	-	-	(11,640,460)	(1,218)	-	-	(1,218)
Net loss for the year	-	-	-	-	-	(27,646)	(27,646)
Balance as of December 31, 2022	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223

Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223
Share-based compensation	-	-	-	-	1,491	-	1,491
Issuance of shares, net of issuance costs	51,458,000	-	-	-	2,924	-	2,924
Sale of treasury share at cost	-	-	11,640,460	1,218	-	(638)	580
Net loss for the year	-	-	-	-	-	(24,221)	(24,221)
Balance as of December 31, 2023	284,094,700	-	-	-	105,675	(88,678)	16,997

* Number of shares has been retroactively adjusted to reflect the share reverse split effected on March 16, 2021 (refer to Note 1)

Chemomab Therapeutics Ltd. and its subsidiaries

Statements of Cash flows for the year ended

In USD thousands

	December 31,	December 31,	December 31,
	2023	2022	2021
Cash flows from operating activities
Net loss for the year	(24,221)	(27,646)	(12,478)

Adjustments for operating activities:
Depreciation	67	58	34
Share-based compensation	1,491	3,211	2,019
Change in other receivables and prepaid expenses	903	(64)	(2,058)
Change in trade payables	(1,172)	352	1,175
Change in accrued expenses	45	2,823	(1,279)
Change in employees and related expenses	(737)	907	215
Change in operating leases	13	(11)	(2)
Net cash used in operating activities	(23,611)	(20,370)	(12,374)

Cash flows from investing activities
Investment in deposits	15,882	19,601	(45,951)
Long-term lease deposit	-	-	4
Sale of asset held for sale	-	-	1,000
Purchase of property and equipment	(3)	(68)	(239)
Net cash provided by (used in) investing activities	15,879	19,533	(45,186)

Cash flows from financing activities
Cash acquired in Merger	-	-	2,427
Exercise of options	-	143	10
Purchase of treasury share	-	(1,218)	-
Sale of treasury share	580	-	-
Issuance of shares net of issuance costs	2,924	267	58,637
Net cash provided by (used in) financing activities	3,504	(808)	61,074

Change in cash, cash equivalents and restricted cash	(4,228)	(1,645)	3,514

Cash, cash equivalents and restricted cash at beginning of the year	13,596	15,241	11,727

Cash, cash equivalents and restricted cash at end of the year	9,368	13,596	15,241

Supplementary cash flows information:

A.          Cash paid and received during the year for:

Income taxes received	187	351	-
Interest received	1,463	972	74

B.          Significant non- cash transaction:

Right-of-use asset recognized with corresponding lease liability	392	17	345
Liabilities assumed; net of non-cash assets received in Merger	-	-	49

The accompanying notes are an integral part of the consolidated financial statements

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 1 - General

1.
Chemomab Therapeutics Ltd. (hereinafter - "the Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel.

The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis.

The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics Inc.

2.
The Company currently has no products approved for sale. The Company’s operations are funded primarily by its Shareholders. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products. Continuation of the Company’s development programs depend on its future ability to raise sources of financing. The Company believes that its cash and cash equivalents and bank deposits as of December 31, 2023 will be sufficient to fund its operations through March 31, 2025.

3.
On December 14, 2020, the Company (formerly known as Anchiano Therapeutics Ltd.) entered into an Agreement and Plan of Merger (the "Merger" and “Merger Agreement”) with Chemomab Ltd., an Israeli limited company, and CMB Acquisition Ltd., an Israeli limited company and a wholly owned subsidiary of the Company (“Merger Sub”). On March 16, 2021, (the “Effective Time”), the Company consummated the Merger pursuant to the Merger Agreement Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Chemomab Ltd., with Chemomab Ltd. surviving the Merger as the Company's wholly owned subsidiary. In connection with the Merger, on March 16, 2021, the Company changed its name from “Anchiano Therapeutics Ltd.” To “Chemomab Therapeutics Ltd." and the business conducted by Chemomab Ltd. became primarily the business conducted by the Company.

At the Effective Time(a) each Chemomab Ltd. ordinary share outstanding immediately prior to the Effective Time was converted solely into number of American Depository Shares equal to the exchange ratio described in the Merger Agreement, and each outstanding Chemomab Ltd. option was assumed by the Company, based on the same exchange ratio.

For accounting purposes, Chemomab Ltd. is considered to have acquired the Company based upon the terms of the Merger as well as other factors. The Merger has been accounted for as an asset acquisition (reverse recapitalization transaction) rather than a business combination, as the assets acquired, and the liabilities assumed by Chemomab Ltd. do not meet the definition of a business under U.S. GAAP. The net assets acquired in connection with the Merger were recorded at their estimated acquisition date fair market value as of March 16, 2021, the date of completion of the Merger.

The exchange ratio was calculated by a formula that was determined through arms-length negotiations between the Company and Chemomab Ltd. The combined Company assumed all of the outstanding options of Chemomab Ltd., vested and not vested, under the Chemomab Share Incentive Plan (the “2015 Plan”), with such options representing the right to purchase a number of ADSs equal to approximately 12.86 multiplied by the number of Chemomab Ltd. ordinary shares previously represented by such options.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 1 - General (cont’d)

3. (cont'd)

The following table summarizes the net assets acquired based on their estimated fair values as of March 16, 2021, immediately prior to completion of the Merger (in $ thousands):

Cash and cash equivalents	2,427
Asset held for sale	1,000
Prepaid and other assets	236
Accrued liabilities	(1,187)
Net acquired assets	2,476

Note 2 - Summary of Significant Accounting Policies

A. Basis of Preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

B. Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Foreign currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), thus; the dollar is the functional currency of the Company.

The transactions and balances of the Company denominated in U.S. dollars are presented at their original amounts as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Monetary assets and liabilities denominated in a non-U.S. dollar currency are translated using the current exchange rate and nonmonetary assets and liabilities and capital accounts denominated in a non-U.S. dollar currency are translated using historical exchange rates.

Statements of operations accounts denominated in a non-U.S. dollar currency are translated using the exchange rates in effect on the transaction dates, except for depreciation, which is translated using historical exchange rate.

D. Cash and cash equivalents

Cash equivalents are short-term liquid bank deposits that are readily convertible to cash with original maturities of three months or less at the date acquired.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 2 - Summary of Significant Accounting Policies (cont’d)

E. Restricted cash

Restricted cash is primarily invested in highly liquid deposits. These deposits were used to secure office lease payments.

F. Short-term bank deposits

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost which approximates market values including accrued interest. Interest on deposits is recorded as financial income.

G. Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged to operation as incurred. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets and commences once the assets are ready for their intended use.

Annual rates at depreciation are as follows:

%
Computers	33
Laboratory equipment	10
Furniture and equipment	7
Leasehold improvement - over the shorter of the lease term or the estimated useful life of the improvement

H. Impairment of long-lived assets

The Company’s property and equipment are reviewed for impairment in accordance with ASC 360, “Property and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. During the periods ended December 31, 2023, 2022 and 2021, no impairment losses have been recorded.

I. Research and Development

Research and development costs are charged to operations as incurred. Most of the research and development expenses are for subcontractors and wages.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 2 - Summary of Significant Accounting Policies (cont’d)

J. Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the income taxes expense.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized.

K. Fair value of financial instruments

ASC 820, Fair Value Measurements and Disclosures, relating to fair value measurements, defines fair value and established a framework for measuring fair value. The ASC 820 fair value hierarchy distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price.

In addition, the fair value of assets and liabilities should include consideration of non-performance risk, which for the liabilities described below includes the Company’s own credit risk.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 2 - Summary of Significant Accounting Policies (cont’d)

K. Fair value of financial instruments (cont'd)

The carrying amounts of cash and cash equivalents trade payables, other receivables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term restricted deposits and restricted cash also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. None of the Company’s non- financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

L. Share-based compensation

The Company accounts for share-based compensation as an expense in the financial statements based on ASC 718. All awards are equity classified and therefore such costs are measured at the grant date fair value of the award and graded vesting attribution approach to recognize compensation cost over the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

The fair value for the Company’s stock options granted to employees, consultants and directors was estimated using Black-Scholes option-pricing model at the grant date, using the inputs detailed in Note 8(C).

The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

M. Government-sponsored research and development

Chemomab records grants received from the office of the Israel Innovation Authority (the “IIA”) as a liability, if it is probable that the Chemomab will have to repay the grants received. If it is not probable that the grants will be repaid, Chemomab records the grants as a reduction to research and development expenses.

N. Severance pay

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. This plan has been accounted for as a defined contribution plan. Severance costs amounted to approximately $86, $142 thousand, and $116 thousand for the year ended December 31, 2023, 2022 and 2021, respectively.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 2 - Summary of Significant Accounting Policies (cont’d)

O. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

Cash and cash equivalents and short- term deposits are invested in banks. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

P. Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be 9% in 2023 5% in 2022 and 5.2% in 2021, respectively. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For leases agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all the fixed consideration in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Q. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its Subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 2 - Summary of Significant Accounting Policies (cont’d)

R. Earnings per ordinary share

Basic earnings per ordinary share is calculated using only weighted average ordinary shares outstanding. Diluted earnings per share, if relevant, gives effect to dilutive potential ordinary shares outstanding during the year. Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

Note 3 - Cash and Cash Equivalents

	December 31,	December 31,
	2023	2022
	USD thousands	USD thousands
In USD	6,718	10,663
In NIS	2,574	2,756
In other currencies	*-	100

	9,292	13,519

*Less than 1 thousand

Note 4 - Other Receivables and Prepaid Expenses

	December 31,	December 31,
	2023	2022
	USD thousands	USD thousands
Government institutions	289	459
Prepaid expenses	748	1,307

	1,037	1,766

Note 5 - Property and Equipment, Net

	December 31,	December 31,
	2023	2022
	USD thousands	USD thousands
Cost:
Computers	68	70
Furniture and equipment	33	33
Laboratory equipment	400	399
Website development	14	14
Leasehold improvements	14	16
	529	532
Less - accumulated depreciation	(226)	(165)

	303	367

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 6 - Leases

On May 10, 2020, Chemomab entered into an office and lab space lease agreement (hereinafter – “The Agreement” .(According to the Agreement, Chemomab Leased a space in Atidim Park, Tel-Aviv for a period of three years, through May 2023. Chemomab was granted an option to extend the lease term by additional three years.

On October 24, 2021, Chemomab signed an amendment to the Agreement ("The Amendment"). According to the Amendment, On December 12, 2021 Chemomab returned the previous office and lab space to the property owner and leased a larger space in Atidim Park Tel-Aviv, for a term of 3 years, through October 2024. In addition, Chemomab was granted an option to extend the lease term by additional three years. The annual lease and management fees are approximately $111 thousand. Pursuant to the Amendment, the bank guarantee issued in 2020 was canceled and a substitute bank guarantee of approximately $77 thousand was issued to the property owner during 2023.

The above operating leases are included in “Operating lease right-of-use assets” on the Company’s Consolidated Balance sheets as of December 31, 2023, 2022 and 2021 represent the Company’s right to use the underlying asset for the lease term. The Company’s obligations to pay lease payments are included in the current liabilities as “Operating lease liabilities” and in the non-current liabilities as “Non-current operating lease liabilities” on the Company’s Consolidated Balance sheets as of December 31, 2023, 2022 and 2021. Based on the present value of the lease payments for the remaining lease term of the Company’s existing lease agreement, the Company recognized operating right-of-use assets and operating lease liabilities of approximately $392 thousand on December 12, 2023.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized an increase in right of use assets of $392, $17 thousand and $345 thousand, respectively.

As of December 31, 2023 the Company concluded it reasonably certain in the lease agreement for additional three years and accordingly performed a reassessment of the right of use asset which resulted in a new right of use asset in the amount of $392 thousand as of December 31, 2023.

As of December 31, 2023, 2022, and 2021 operating right-of-use asset was $392 thousand, $227 thousand and $345 thousand, respectively. The operating lease liabilities were $392 thousand, $214 thousand and $343 thousand, respectively.

As most of the Chemomab’s leases do not provide an implicit rate, Chemomab uses its incremental borrowing rate based on the information available at the commencement date of each lease in determining the present value of lease payments. Chemomab’s incremental borrowing rate is a hypothetical rate based on its estimation of what its credit rating would be the rate was 9% in 2023 5% in 2022 and 5.2% in 2021.

Maturities of lease liabilities under noncancellable leases as of December 31, 2023, are as follows: (in thousands):

2024	115
2025	121
2026	121
2027	107
Total future minimum lease payments	464
Less imputed interest:	(72)
Present value of operating lease liabilities	392

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 7 - Commitments and Contingent Liabilities

A.	Exclusive License Agreement (hereinafter- “the License Agreement”)

In December 2011, Chemomab entered into a License Agreement with the Medical Research, Infrastructure, Health Services Fund of the Tel-Aviv Souraski Medical Center (“Fund"), pursuant to which it was granted with an exclusive license to certain inventions (as defined in the License Agreement) including patents, knowhow and products and the right to sublicense to third parties the rights granted, pursuant to and subject to certain terms and limitation fully set in the License Agreement.

Chemomab has agreed to pay the Fund a non-refundable and non-creditable sublicense fees as a percentage of all Attributed Income (as such term defined in the License Agreement), and shall further pay the Fund royalties from sales made by sublicensee;

(i) Royalties in percentage of the Net sales or Service Income (as defined in the License Agreement), subject to certain additional terms set forth therein.

In addition, with respect to each Licensed Product (as defined therein), Chemomab has agreed to pay the Fund the following non-refundable, non-creditable amounts:

(a)
$100 thousand upon submission of a New Drug Application (“NDA”), Biological License Application (“BLA”) or equivalent for each Licensed Product to the United States Food and Drug Administration (“FDA”), $100 thousand upon submission of similar application for each Licensed Product to an equivalent foreign regulatory agency in Europe and one hundred thousand dollars upon submission of similar application for each Licensed Product to an equivalent foreign regulatory agency in Asia. Payment in the aggregate shall not be more than $300 thousand per each Licensed Product, provided that for each jurisdiction, payment shall be made only once;

(b)
$200 thousand upon the grant of FDA or equivalent agency marketing approval in Europe and/or Asia for each Licensed Product. Payment in the aggregate shall not be more than $600 thousand per each Licensed Product, provided that for each jurisdiction, payment shall be made only once.

As of December 31, 2023 no payments were made to the Fund.

In addition to the payments described above, upon the occurrence of either (i) closing of a public offering of the ordinary shares of Chemomab; or (ii) a Change of Control Transaction, Chemomab shall pay the Fund a cash payment equal to one percent (1%) of the proceeds raised by Chemomab in its initial public offering, or 1% of the consideration received by Chemomab or its shareholders at the closing of a Change of Control Transaction (after deduction of amounts paid as liquidation preference to the shareholders of Chemomab on account of their investment in Chemomab, if any), but in any event not more than $3,000 thousand.

Chemomab partially financed its research and development expenditures under programs sponsored by the Israel Innovation Authority (“IIA”) for the support of certain research and development activities conducted in Israel.

In return for the IIA’s participation, Chemomab is committed to pay royalties at rate of 3% of sales of the developed product (linked to U.S. dollar), up to 100% of the amount of grants received (100% plus interest at LIBOR). In addition, the IIA may impose certain conditions to transfer technology or development out of Israel.

Chemomab did not receive any grants from the IIA in the years ended December 31, 2023, 2022 and-2021.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 7 - Commitments and Contingent Liabilities (cont’d)

A.	Exclusive License Agreement (hereinafter- “the License Agreement”) (cont’d)
Since Chemomab ’s incorporation through December 31, 2023 Chemomab received $1,227 thousand from the IIA, which were recognized as a reduction of research and development expenses.

As of December 31, 2023, Chemomab has no commitment for royalties payable.

B.
In June 2015, Chemomab entered into a license agreement with subcontractor (“the Subcontractor”), under which the Subcontractor granted to Chemomab certain licenses to use proprietary rights of the subcontractor, materials and know how in the techniques and use of the same, for purposes of research and development of Chemomab 's product CM-101, as well as commercialization thereof. Further to the agreement, the Subcontractor also provides manufacturing services of intermediates and active pharmaceutical ingredients. According to the related manufacturing agreement, the manufacturing of the product is carried out by the Subcontractor in accordance with Chemomab's specifications and timeline. From time to time, Chemomab and the Subcontractor have been signing additional agreements for additional manufacturing and final process lock of the product for clinical use Under the agreement, Chemomab is also obligated to pay the Subcontractor royalties determined as a percentage of net sales of each licensee product.

During 2023, 2022 and 2021, Chemomab recorded expenses related to the above agreements in the amounts of $4,832, $5,222 thousand and $2,590 thousand, respectively. The expenses were recorded under research and development expenses.

C.	As of December 31, 2023, the bank imposed restriction on a bank deposit in the amount of $76 thousand for the purpose of secure lease payments under an office lease agreement.

D.
During 2022, the Israeli tax authority ("ITA”) notified the Company that it had initiated a routine VAT audit to include tax years 2017 through 2022. The ITA raised several claims, mainly in respect with the recoverability of VAT related to the Merger Agreement expenses and the classification of the Company as a holding company. In July 2022, the ITA proposed a settlement, which the Company rejected. As a result, the ITA issued an assessment. In November 2022, the Company filed an appeal to the ITA’s assessment. The Company has recorded a provision in 2022 that is inherently subjective due to the inherent uncertainty of these matters and the judicial process, therefore, the outcome may differ from the estimated liability recorded by the Company during 2022.

In October 2023 the ITA rejected the company’s appeal on the assessment. The Company is expected to submit an appeal in April 2024 to the Israeli district court. Based on the consultancy of its tax advisors, The Company estimates that the amount of provision recorded in 2022 remains adequate.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 8 - Share Capital

A.	Right attached to shares

Ordinary shares

All of the issued and outstanding ordinary shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The ordinary shares are not redeemable, and each ordinary share is entitled to one vote. The holders of the ordinary shares have the right to vote and participate in shareholders' meetings, the right to receive profits, and the right to participate in the accumulated earnings when the Company is dissolved.

1.          Voting

The holders of ordinary shares are entitled to vote on all matters submitted to shareholders for a vote.

2.          Dividends

The holders of the ordinary shares are entitled to receive dividends, when and as declared by the Board of Directors, and out of funds legally available.

Since its inception, the Company has not declared any dividends.

B.          Financing rounds

1.
On March 15, 2021, the Company entered into Securities Purchase Agreements with certain purchasers, pursuant to which the Company agreed to sell approximately $45.5 million of its American Depositary Shares )ADSs( in a private placement transaction, (or "The Private Placement"). The Private Placement closed on March 22, 2021, at which time the Company sold to the purchasers 2,619,270 ADSs together with warrants to purchase up to 261,929 ADSs at an exercise price of $17.35 per ADS. The warrants will expire five years from the date of issuance, and if exercised in full, will provide to the Company proceeds of approximately $4.5 million. 20 Ordinary Shares are equal to 1 American Depositary Share (ADS).

2.
On April 30, 2021, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Cantor Fitzgerald & Co., ("Cantor"). According to the ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $75 million through Cantor or the ATM Agreement. From April 30, 2021, through December 31, 2022, the Company issued 699,806 ADSs at an average price of $22.75 per ADS under the ATM Agreement, resulting in gross proceeds of $15,917 thousand.

3.
On April 25, 2022, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to $18,125,000 of its ADSs in connection with the reactivation of the ATM Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities the Company is able to offer and sell under such registration statement to one-third of our unaffiliated public float. During the year ended December 31, 2022, the Company issued 130,505 ADSs at an average price of $2.11 per ADS under the ATM Agreement, resulting in gross proceeds of $275 thousand. During the year ended December 31, 2023, the Company issued 772,900 ADSs at an average price of $1.83 per ADS under the ATM Agreement, resulting in net proceeds of $1,371 thousand.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 8 - Share Capital (cont’d)

4.
On September 19, 2022, the Company entered  into a share purchase agreement (the “Repurchase Arrangement”) with Dr. Adi Mor, co-founder of Chemomab Ltd., then Chief Scientific Officer and a director of the Company and Professor Kobi George, co-founder of Chemomab Ltd. (together with Dr. Adi Mor, the “Co-Founders”), whereby the Company agreed, subject to the requisite court approval required under Section 303(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), which the Company received on November 14, 2022, to repurchase up to 582,023 of the Company's ADSs owned by the Co-Founders, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase. Accordingly, on November 16, 2022, the company repurchased the entire amount of 582,023 ADSs (the "Treasury Shares") from the Co-Founders at an average price of $2.0848 and for total consideration of approximately $1,218 thousand.

On November 17, 2023, the company sold the Treasury Shares for an aggregate consideration of approximately $580 thousand.

5.
In October 2023, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to $2,863,664 of its ADSs in connection with the reactivation of the ATM Facility and pursuant to Rule 415(a)(6) under the Securities Act of 1933 Form F-3, which, subject to certain exceptions, limits the number of securities the Company is able to offer and sell under such registration statement to one-third of our unaffiliated public float.

6.
In October 2023, the Company entered into an At the Market Offering Agreement (the "Roth ATM Agreement") with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. From October 30, 2023 through December 31, 2023, the Company issued 1,800,000 ADSs at an average price of $0.96 per ADS under the Roth ATM Agreement, resulting in net proceeds of $1,553 thousand.

C.          Share-based compensation

(1)          Share-based compensation plan:

The Company maintains (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Equity-Based Incentive Plan (the “2017 Plan”) and (iii) the Chemomab 2015 Share Incentive Plan (the “2015 Plan”), which was assumed by the Company from Chemomab upon the effectiveness of the Merger. At that time, outstanding options under the 2015 Plan became exercisable for such number of ADSs of the Company as was determined based on the exchange ratio in the Merger Agreement, with a reciprocal adjustment to exercise price.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 8 - Share Capital (cont’d)

As of December 31, 2023, a total of 28,443,060 of our Ordinary Shares (equal to 1,422,153 ADSs) were reserved for issuance under the 2015 Plan, of which 3,445,520 Ordinary Shares (equal to 172,276 ADSs) had been issued pursuant to previous option exercise, and 6,826,440 Ordinary Shares (equal to 341,322 ADSs) were issuable under outstanding options. Of such outstanding options, options to purchase 6,394,160 Ordinary Shares (equal to 319,708 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.30 per Ordinary Share (or $5.98 per ADS). During the year ended December 31, 2023, options to purchase 16,634,300 Ordinary Shares (equal to 831,715 ADSs) were canceled.

As of December 31, 2023, a total of 23,061,380 of our Ordinary Shares (equal to 1,153,069 of our ADSs) were reserved for issuance under the 2017 Plan, of which 23,046,660 Ordinary Shares (equal to 1,152,333 ADSs) were issuable under outstanding options. Of such outstanding options, options to purchase 3,689,480 Ordinary Shares (equal to 184,474 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.20 per Ordinary Share (or $3.91 per ADS). During the year ended December 31, 2023, options to purchase 3,739,320 Ordinary Shares (equal to 186,966 ADSs) were canceled.

(2)	The expenses that were recognized in the consolidated statements of operations for services received from employees and service providers are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands
Research and development	407	448	137
General and administrative	1,084	2,763	1,882

Total share-based compensation expenses	1,491	3,211	2,019

(3)          The number and weighted average exercise price of options are as follows:

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2022	2022	2022	2021	2021	2021
Outstanding at January 1	0.38	27,003,260	8.12	0.07	10,455,580	7.8
Acquired in Merger	-	-	-		609,535
Exercised	0.07	(1,970,000)	-	0.08	(134,220)	-
Forfeited	0.32	(1,240,120)	-	1.25	(1,712,275)	-
Granted	0.16	11,398,400	7.8	0.62	17,784,640	9.79

Outstanding at December 31	0.33	35,191,540	7.42	0.38	27,003,260	8.12

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 8 - Share Capital (cont’d)

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2023	2023	2023	2022	2022	2022
Outstanding at January 1	0.33	35,191,540	7.42	0.38	27,003,260	8.12
Exercised	-	-	-	0.07	(1,970,000)	-
Forfeited	0.39	(20,373,620)	-	0.32	(1,240,120)	-
Granted	0.07	15,055,180	5.86	0.16	11,398,400	7.8

Outstanding at December 31	0.16	29,873,100	5.99	0.33	35,191,540	7.42

(4)          Fair value measurement:

The fair value of the options is measured at the grant date using the Black-Scholes Option pricing model and the assumptions used to calculate the fair value of the options are as follows:

2023 grants
Weighted average share price (in U.S. dollar)(a)	0.07
Exercise price (in U.S. dollar)	0.06-0.09
Expected life of options (in years)(b)	4.53-9.46
Expected volatility(c)	97.79%-112.94%
Risk-free interest rate(d)	3.71%-4.43%
Dividend yield	0%

(a)	The weighted average share price is based on the Company’s Ordinary Share valuation as at the grant date.
(b)
Expected life for the periods presented was determined according to the simplified method since, at the date of grant, the Company did not have enough history to make an estimate. This method effectively assumes that exercise occurs over the period from vesting until expiration, and therefore the expected term is the midpoint between the service period and the contractual term of the award. The simplified method is applicable to service conditions.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 8 - Share Capital (cont’d)

B.	Share-based compensation (cont’d)

(4) (cont'd)

(c)
Expected volatility is based on historical volatility over the most recent period commensurate with the expected term of the option. As the Company has a short trading history for its ordinary shares, when the Company's trading period is shorter than the expected term, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

(d)
The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

Note 9 - Research and Development

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands
Consultants and subcontractors	14,014	13,052	3,894
Salaries and related expenses	3,362	2,867	1,789
Lease and maintenance	137	245	114
Share-based compensation	407	448	137
Other expenses	461	365	400
	18,381	16,977	6,334

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 10 - General and Administrative

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands
Salaries and related expenses	2,545	3,435	943
Professional services	2,139	2,596	1,695
Share-based compensation	1,084	2,763	1,882
Fees to Directors	258	231	244
Insurance	648	1,084	1,024
Rent and maintenance	81	24	29
Other expenses	323	1,423	216

	7,078	11,556	6,033

Note 11 - Income Taxes

A.	Tax rates

Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

The Company’s US subsidiary, Chemomab Therapeutics Inc. ("Chemomab Inc.) is taxed separately under the U.S. tax laws.
Chemomab Inc. is subject to a federal flat tax rate of 21% and state tax as applicable.
Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

B.	Tax assessments

As of December 31, 2023, the Company’s tax reports through December 31, 2018 are considered closed to audit inspections by the Israeli Tax Authority (“ITA”) due to statute of limitation rules effective in Israel.

The Company has not yet been assessed by the ITA since inception.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2023, the Company and its subsidiaries had approximately $165 million (approximately $159 million and $143 million as of December 31, 2022 and 2021 respectively) of net operating loss carryforwards which are available to reduce future taxable income with no limitation on the period of use.

On March 27, 2020 and December 27, 2020, the President of the United States signed and enacted into law the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and the Consolidated Appropriations Act, 2021 (CAA). Among other provisions, the CARES Act and the CAA provide relief to U.S. federal corporate taxpayers through temporary adjustments to net operating loss rules, changes to limitations on interest expense deductibility, and the acceleration of available refunds for minimum tax credit carryforwards. The CARES Act also includes provisions for a carryback of any net operating loss (NOL) arising in a taxable year beginning after December 31, 2017, and before January 1, 2021, to each of the five taxable years preceding the taxable year in which the loss arises (carryback period).

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 11 - Income Taxes (cont’d)

C.	Losses for tax purposes carried forward to future years (cont'd)

Chemomab Therapeutics Inc., a wholly owned subsidiary of the Company, filed an application with the US Internal Revenue Service to carryback net operating losses. Chemomab Therapeutics Inc received $351 thousand in December 2022 on account of 2016 and 2017 and received the remainder $183 thousand in 2023. Accordingly, a tax benefit in the total amount of $534 thousand was recorded in the Company’s statement of operations during 2022.

D.	Deferred taxes

In respect of:

	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands
Net operating loss carry-forward	38,258	36,550	33,396
Share-based compensation expense	1,163	1,774	1,147
Research and development costs	4,041	2,858	1,449
Other	9	13	38
Gross deferred tax assets	43,471	41,195	36,030
Less - Valuation allowance	(43,471)	(41,195)	(36,030)

Net deferred tax assets	-	-	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

The Company has established a valuation allowance to offset deferred tax assets on December 31, 2023, 2022 and 2021 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the year ended at December 31, 2023 was an increase of approximately $2.3 million.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 11 - Income Taxes (cont’d)

E.	Roll forward of valuation allowance

Balance at January 1, 2021	$6,200
Currency translation Income	2,425
Tax assets acquired through merger	24,535
Income tax expense	2,870
Balance at December 31, 2021	$36,030
Currency translation Income	(1,316)
Income tax expense	6,481
Balance at December 31, 2022	$41,195
Currency translation Income	(3,295)
Income tax expense	5,571
Balance at December 31, 2023	$43,471

F.	Reconciliation of theoretical income tax expense to actual income tax expense

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands

Loss before income taxes	(24,221)	(28,180)	(12,478)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	(5,571)	(6,481)	(2,870)

Change in temporary differences for which deferred taxes were not recognized	(1,177)	(1,696)	(1,332)
Tax rate differential	10	20	(101)
Non-deductible expenses	346	744	239
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	6,392	6,879	4,064
Actual income tax expense (Benefit)	-	(534)	-

G	Accounting for uncertainty in income taxes

For the year ended December 31, 2023, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 12 - Related Parties Balances and Transactions

A.	Balances with Related Parties:

The following Related Party payables are included in the consolidated Balance Sheets:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022
	USD thousands	USD thousands
Employee and related expenses	490	891
Accrued expenses	74	58
	564	949

On September 19, 2022, the Company entered into a share purchase agreement with the Company's Co- Founders, see Note 8B(4).

B.	Transactions with Related Parties:

The following transactions with related parties are included in the consolidated Statements of Operations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	USD thousands	USD thousands	USD thousands
Salaries and related expenses	2,795	2,409	1,255
Share-based payments	1,304	2,466	1,775
Professional Services	258	231	244
Research and development	36	36	36

	4,393	5,142	3,310

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2023

Note 13 - Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share is computed by dividing the net loss available to common stockholders by the weighted-average number of ordinary shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares of were dilutive. Diluted net loss per share is the same as basic net loss per share of ordinary share, as the effect of potentially dilutive securities is antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	In USD thousands, except share and per share data
Numerator:
Net loss	24,221	27,646	12,478

Denominator:
Weighted-average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	234,998,859	227,589,288	207,468,650

Net loss per share attributable to ordinary shareholders, basic and diluted	0.103	0.121	0.060

The potential number of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented since including them would have been anti-dilutive are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	Number of shares

Outstanding options to purchase ordinary shares	29,873,100	35,191,540	27,003,260