Form 20-F
period 2024-12-31
Chemomab Therapeutics Ltd.
filed 2025-04-04
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the registrant had outstanding 377,132,220 ordinary shares, no par value.

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

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company

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

Yes ☐       No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION		5

PART I		6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		6

ITEM 3. KEY INFORMATION		6

A.	[Reserved.]	6

B.	Capitalization and Indebtedness	6

C.	Reasons for the Offer and Use of Proceeds	6

D.	Risk Factors	6

ITEM 4. INFORMATION ON THE COMPANY		34

A.	History and Development of the Company	34

B.	Business Overview	35

C.	Organizational Structure

D.	Property, Plants and Equipment

ITEM 4A. UNRESOLVED STAFF COMMENTS		83

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		83

A.	Operating Results	84

B.	Liquidity and Capital Resources	91

C.	Research and Development, Patents and Licenses, Etc.	91

D.	Trend Information	91

E.	Critical Accounting Estimates	91

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		92

A.	Directors and Senior Management	92

B.	Compensation	94

C.	Board Practices	99

D.	Employees	109

E.	Share Ownership	109

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	109

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		109

A.	Major Shareholders	109

B.	Related Party Transactions	112

C.	Interests of Experts and Counsel	112

ITEM 8. FINANCIAL INFORMATION		112

A.	Consolidated Statements and Other Financial Information	112

B.	Significant Changes	113

ITEM 9. THE OFFER AND LISTING		113

A.	Offer and Listing Details	113

B.	Plan of Distribution	113

C.	Markets	113

D.	Selling Shareholders	113

E.	Dilution	113

F.	Expenses of the Issue	113

ITEM 10. ADDITIONAL INFORMATION		114

A.	Share Capital	114

B.	Memorandum and Articles of Association	114

C.	Material Contracts	114

D.	Exchange Controls	115

E.	Taxation	115

F.	Dividends and Paying Agents	124

G.	Statement by Experts	124

H.	Documents on Display	124

I.	Subsidiary Information	125

J.	Annual Report to Security Holders	125

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

•
our business is highly dependent on the success of our lead product candidate, nebokitug, and any other product candidates that we advance into clinical studies. All of our programs will require significant additional clinical development;

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

•
the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for nebokitug or any other product candidates, our business will be substantially harmed;

•
if we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates may be delayed and our business will be harmed;

•	we face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us;

•
we have been granted Orphan Drug Designation for nebokitug in connection with three indications and may seek Orphan Drug Designation for other indications or product candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, and may not receive Orphan Drug Designation for other indications or for our other product candidates;

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

•
the regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for nebokitug or any other product candidates, our business will be substantially harmed;

•
obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•
even if we obtain regulatory approval for nebokitug or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidates, if approved, may face future development and regulatory difficulties;

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

•
even if nebokitug or any other product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success;

•
we rely completely on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and we intend to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates;

•
if we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing nebokitug, if approved;

•	a variety of risks associated with operating internationally could materially adversely affect our business;

•	conditions in Israel, including the ongoing hostilities by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations;

•	because a certain portion of our expenses are incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation;

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

We are a clinical-stage biopharmaceutical company with a limited operating history. We were  incorporated in 2011, have no products approved for commercial sale and have not generated any revenue. Our operations to date have been limited to organizing and staffing the company, business planning, raising capital, establishing our intellectual property portfolio and conducting research and development of our product candidates, technology related to CCL24 and novel therapies for the treatment of inflammation and fibrosis. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. In addition, our lead product candidate, nebokitug (CM-101), is in relatively early clinical development for the treatment of primary sclerosing cholangitis (PSC) (as defined below) and systemic sclerosis (SSc) (as defined below). The clinical programs will require substantial additional development and clinical research, both in time and resources, before we are in a position to apply for or receive regulatory approvals and begin generating revenue in connection with the sale of such product candidates. We have not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Our business is highly dependent on the success of our lead product candidate, nebokitug, and any other product candidates that we advance into clinical studies. All of our programs will require significant additional clinical development.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are relatively early in our development efforts and have only one product candidate, nebokitug, in clinical development. Because nebokitug is our lead product candidate, if  nebokitug encounters safety or efficacy problems, development delays, regulatory issues or other problems, our development plans and business would be significantly harmed. We have completed a Phase 1a single ascending dose (SAD) safety study in healthy volunteers, a Phase 1b multiple ascending dose (MAD) study of nebokitug in metabolic-associated fatty liver disease, or MAFLD, a Phase 2a safety, Pk and liver fibrosis biomarker study in metabolic dysfunction-associated steatohepatitis, or MASH patients, an open-label exploratory study in severe lung injury in hospitalized COVID-19 patients and a Phase 2 trial in PSC patients.

We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to nebokitug, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities. In addition, if one or more of our product candidates are approved, we may need to ensure access to sufficient commercial manufacturing capacity and conduct significant marketing efforts in connection with any commercial launch. These efforts will require substantial investment, and we may not have the financial resources to continue the development of our product candidates.

We will need to raise substantial additional funds through public or private equity or debt transactions and/or complete one or more strategic transactions or partnerships, to complete development of nebokitug or any other product candidates. If we are unable to raise such financing or complete such a transaction, we may not be able to fund the clinical trials of our product candidates and potentially commercialize those product candidates.

As a result of the expected development timeline to potentially obtain FDA approval for nebokitug, the substantial additional costs associated with the development of our product candidates, including the costs associated with clinical trials related thereto, and the substantial cost of commercializing nebokitug, we will need to raise substantial additional funding through public or private equity or debt transactions or a strategic combination or partnership. If we are delayed in obtaining funding or are unable to complete a strategic transaction, we may have to delay or discontinue development activities on nebokitug and our other product candidates. Even if we are able to fund continued development of nebokitug  or any of our other product candidates is approved, we expect that we will need to raise substantial additional funding through public or private equity or debt securities or complete a strategic transaction or partnership to successfully commercialize nebokitug or any other product candidate.

We believe our cash and cash equivalents and bank deposits as of December 31, 2024, will be sufficient to fund our operations through the first quarter  of 2026. Sales of our ADSs dilute the ownership interest of our shareholders and may cause the price per ADS to decrease. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than currently anticipated.

Our liquidity, and ability to raise additional capital or complete any strategic transaction, depends on a number of factors, including, but not limited to, the following:

•	the costs and timing for potential additional clinical trials in order to gain possible regulatory approval for nebokitug and our other product candidates;

•	the market price of our ADSs and the availability and cost of additional equity capital from existing and potential new investors;

•	our ability to retain the listing of our ADSs on the Nasdaq Capital Market;

•
general economic and industry conditions affecting the availability and cost of capital, including as a result of deteriorating market conditions due to investor concerns regarding inflation, the imposition of tariffs and other measures affecting trade and the economy in the U.S. and continued hostilities between Israel and Hamas, and Russia and Ukraine;

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

Our central objective is to design and develop targeted treatments for inflammation and fibrosis with an initial focus on the neutralization of CCL24 signaling, which is shown to regulate fibrotic and inflammatory processes. While several studies are currently underway, this mechanism has not yet been proven to successfully treat inflammation and fibrosis in patients. Targeting CCL24 to treat inflammation and fibrosis is a novel approach in a rapidly developing field, and there can be no assurance that we can avoid unforeseen problems or delays in the development of our product candidates, that such problems or delays will not result in unanticipated costs, or that any such development problems can or will be solved. We have completed clinical studies of our lead product candidate, nebokitug, in relatively early trials in healthy volunteers, MAFLD, MASH, PSC and COVID-19 lung injury patients. Therefore, we may ultimately discover that our approach does not possess properties required for therapeutic effectiveness. As a result, we may elect to abandon the program or never succeed in developing a marketable product, which would have a significant effect on the success and profitability of our business.

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

Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or clinical trials. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical studies. In addition, initial or interim success in clinical studies may not be indicative of results obtained when such studies are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical studies. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier studies. Most product candidates that commence clinical studies are never approved as products and there can be no assurance that any of our future clinical studies will ultimately be successful or support further clinical development of nebokitug. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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

We may incur additional costs or experience delays in completing the development and commercialization of nebokitug or any other product candidates.

We may experience delays in initiating or completing clinical studies. We also may experience numerous unforeseen events during, or as a result of, any future clinical studies that could delay or prevent our ability to receive marketing approval or commercialize nebokitug or any other product candidates, including:

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

•
due to the impact of emerging public health threats, we may experience delays and interruptions to clinical studies, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

•
additional delays and interruptions to our clinical studies could extend the duration of the trials and increase the overall costs to finish the trials as our fixed costs are not substantially reduced during delays;

•
we may elect to, or regulators, IRBs, Data Safety Monitoring Boards or ethics committees may require that us or its investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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

We completed our Phase 1a and Phase 1b and Phase 2 clinical studies of our product candidate, nebokitug, in healthy volunteers, MAFLD, MASH, PSC and COVID-19 lung injury patients, and, with the exception of a number of reported minor adverse events (including mild headaches, changes in blood pressure and mild-moderate increases in liver enzymes,) and one serious adverse event (a transient ischemic attack or seizure judged to be unrelated to administration of nebokitug, nebokitug  was observed to be generally well-tolerated across all doses in about 120 trial participants. Some potential therapeutics developed in the biopharmaceutical industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development and ultimately commercialization. Even if side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Protein biopharmaceuticals, including monoclonal antibodies, or mAbs, may be immunogenic and promote immune responses against themselves. In particular, anti-drug antibodies, or ADAs, may be produced by patients following infusion of mAbs and may disturb the pharmacokinetics of mAbs, neutralize their therapeutic activities or induce allergic or autoimmune symptoms. Clinical immunogenicity can range from mild, transient antibody responses with no apparent clinical manifestations to loss of therapeutic efficacy and even life-threatening reactions. Several approved therapeutic antibodies have been found to induce neutralizing antibodies, as illustrated by the approved anti-TNFa antibodies infliximab and adalimumab as well as the approved anti-IL-17 mAb ixekizumab. Our product candidate, nebokitug, is a humanized antibody that, similar to other humanized approved mAbs, was shown to include several non-germline sequences that may serve as a source for immunogenicity in therapeutic antibodies. Clinical studies to date have not identified any anti-drug antibodies, or ADAs. Additional larger clinical studies will be needed to address the risk of immunogenicity and, if discovered, our business will be materially and adversely affected.

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

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. The preliminary data is based on a preliminary analysis of then available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

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

If we encounter difficulties enrolling patients in our clinical studies, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical studies for a variety of reasons. The timely completion of clinical studies in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. The enrollment of patients depends on many factors, including:

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the need to receive study drug via an IV infusion;

•	the size of the patient population required for analysis of the trial’s primary endpoints and the process for identifying patients;

•	the willingness or availability of patients to participate in our trials;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical study investigators with the appropriate competencies and experience;

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

The market opportunities for nebokitug, if approved, may be smaller than we anticipate.

We expect to initially seek approval of nebokitug for the treatment of PSC and SSc. Our projections of the number of PSC and SSc patients is based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations and publicly available databases, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of patients, and the number of patients may turn out to be lower than we expected. The potential addressable patient population for our current programs or future product candidates may be limited. The ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA or comparable foreign regulatory authorities, acceptance by the medical community and patient access, potential competition and drug pricing and reimbursement. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications.

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

We face an inherent risk of product liability as a result of testing nebokitug, and will face an even greater risk if we commercialize any products. For example, we may be sued if any of our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical studies, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend itself against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We will need to obtain additional insurance for clinical studies as we continue clinical development of nebokitug  and as additional product candidates enter clinical studies. However, we may be unable to obtain, or may obtain on unfavorable terms, clinical study insurance in amounts adequate to cover any liabilities from any of our clinical studies. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amount awarded by a court or negotiated in a settlement that exceeds our coverage limitations or that are not covered by insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitles us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We have been granted Orphan Drug Designation for nebokitug  in connection with three indications and may seek Orphan Drug Designation for other indications or product candidates, and we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, and may not receive Orphan Drug Designation for other indications or for our other product candidates.

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

The FDA and EMA granted Orphan Drug Designation to nebokitug in its primary indications of PSC, SSc and idiopathic pulmonary fibrosis, or IPF. We may seek Orphan Drug Designations for nebokitug in other indications or for other product candidates. There can be no assurance that we will be able to obtain such designations.

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

 As of December 31, 2024, we had 16 employees /  consultants. In the future, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales and marketing. We may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We have funded our operations to date through proceeds from sales of our equity and grants from the Israel Innovation Authority, or the IIA, which as of December 31, 2024, resulted in gross proceeds of approximately $1.2 million. As of December 31, 2024, our cash, cash equivalents and deposits were approximately $14.3 million. We have incurred net losses in each year since our inception, and we have an accumulated deficit of $102.6 million as of December 31, 2024. We expect our existing cash, cash equivalents and bank deposits will allow us to fund our operating expenses and capital expenditure requirements through the end of first quarter of 2026.These indicators raising substantial doubt about our ability to continue as a going concern. The Company will be required to raise additional funds to support its operations and continue as a going concern. While we believe that the Company can raise additional funds, there can be no assurance that these efforts will be successful or sufficient.

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

From time to time, we may identify patents or applications in the same general area as our products and product candidates. We may determine these third-party patents are irrelevant to our business based on various factors, including our interpretation of the scope of the patent claims and our interpretation of when the patent expires. If the patents are asserted against us, however, a court may disagree with our determinations. Further, while we may determine that the scope of claims that will issue from a patent application does not present a risk, it is difficult to accurately predict the scope of claims that will issue from a patent application, our determination may be incorrect, and the issuing patent may be asserted against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay monetary damages, we may be temporarily or permanently prohibited from commercializing our product candidates or be required to obtain a license under such patent, which may not be available on reasonable terms or at all. We might, if possible, also be forced to redesign our product candidates so that it no longer infringes, misappropriates or otherwise violates the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Risks Related to Our Regulatory Approvals

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for nebokitug or any other product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical studies and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receives approval of any regulatory filing for our product candidates, the FDA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for nebokitug or any other product candidate. We are not permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

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

 Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in us failing to obtain regulatory approval to market nebokitug or any other product candidate, which would significantly harm our business, results of operations and prospects.

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

Even if we obtain regulatory approval for nebokitug or any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidate, if approved, may face future development and regulatory difficulties.

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

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

The healthcare industry in the United States is subject to extensive regulation by a number of governmental entities at the federal, state and local level. The healthcare regulatory landscape is also subject to frequent change. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the U.S. healthcare laws and regulations that may apply to pharmaceutical companies include, without limitation: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal health data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may impose administrative and compliance burdens on the sales, marketing and other activities of pharmaceutical manufacturers with approved products for market in the United States.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, could be subject to legal challenge and enforcement actions. Violations of any of the federal and state laws described above or any other governmental regulations, may result in significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight pursuant to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of operations.

Additionally, in the United States and some foreign jurisdictions there have been, and continue to be, several legislative, executive and regulatory changes and proposed reforms of the healthcare system in an effort to contain costs, improve quality, and expand access to care, particularly in light of the recent U.S. Presidential and Congressional elections. These reform initiatives may, among other things, result in modifications to the aforementioned laws and/or the implementation of new laws affecting the healthcare industry. The adoption of any future cost containment or other health reform initiative may result in additional downward pressure on the price for any approved product.

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

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than us.

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

There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of inflammation and fibrosis. Companies that we are  aware of that are targeting the treatment of inflammation and fibrosis include large companies with significant financial resources as well as a substantial number of small-mid size biotechnology companies. However, we do not know of any other companies currently in clinical development with an anti CCL24 mAb. For additional information regarding our competition, see “Business Overview - Competition.”

Many of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals, and marketing approved products than we do.

Even if nebokitug or any other product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If nebokitug or any other product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, including but not limited to:

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

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing nebokitug, if approved.

We do not have any infrastructure for the sales, marketing or distribution of nebokitug , and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market and successfully commercialize nebokitug or any other product candidate we develop, if approved, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect to build a focused sales, distribution and marketing infrastructure to market nebokitug, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of that product. Additionally, if the commercial launch of nebokitug for which we recruit a sales force and establishes marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our product candidates, if approved, in certain markets overseas. Therefore, our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in a product and such collaborator’s ability to successfully market and sell the product. We intend to pursue collaborative arrangements regarding the sale and marketing of nebokitug, if approved, for certain markets overseas; however, we cannot guarantee that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that we will have effective sales forces. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of nebokitug, we may be forced to delay the potential commercialization of nebokitug or reduce the scope of our sales or marketing activities for nebokitug. If we need to increase our expenditures to fund commercialization activities for nebokitug, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We may also have to enter into collaborative arrangements for nebokitug at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to  nebokitug or otherwise agree to terms unfavorable to us. Any of these occurrences may have an adverse effect on our business, operating results and prospects.

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

Even if we receive marketing approvals our current or any future product candidates, we may not be able to successfully commercialize our product candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable non-U.S. regulatory agencies. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover costs and may not be made permanent. Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data to the payor. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Pricing and reimbursement outside of the United States vary widely and are constantly evolving, with requirements and limitations becoming increasingly strict.

Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including the attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and the threat of a wider regional conflict and Israel’s actions to counter these threats, may affect our operations.

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

Following the October 7th attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the war, several hundred thousand Israeli military reservists were called up to service. All of our Israeli personnel (including employees, consultants and directors) are exempt from military reserve duty, including our Chief Executive Officer and Chief Financial Officer.

Nebokitug clinical trial supplies are manufactured by our supplier in Denmark and are not required to be manufactured in Israel under the regulations of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

The trading price of the ADSs has been highly volatile and is expected to continue to be volatile.

The trading price of the ADSs has been highly volatile, particularly over the last year. For example, on September 3, 2024, the closing price of the ADSs was $2.46 and on January 22, 2024, the closing price of the ADSs was $0.51. This volatility may affect the price at which you are able to sell ADSs. Our ADS price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and economic factors that are beyond our control. In addition, while the stock market in general has experienced high volatility, biotechnology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance.

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

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. We cannot assure you that at June 30, 2025, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer. If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2026. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

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

If we are unable to satisfy the requirements of Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002 or if our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and the completeness of our financial reports, and the trading price of our ADSs may be negatively affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we are required to furnish a report by management on the effectiveness of our internal control over financial reporting.

If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected. We could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

We have not yet determined whether we were classified as a PFIC for our 2024 taxable year, and the determination of our status as a PFIC for our 2025 taxable year is made at the end of the 2025 taxable year,  accordingly,  no assurances can be provided in this regard.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For the purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. We have not yet determined whether we were a PFIC for our 2024 taxable year, and the determination of our status as a PFIC for our 2025 taxable year is made at the end of the 2025 taxable year,  accordingly, no assurances can be made in this regard. If we were treated as a PFIC, a U.S. holder of the ordinary shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. Holders should consult their own tax advisors and should read the discussion below under “Item 10. Additional Information - E. Taxation - Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we have developed nebokitug, a monoclonal antibody designed to bind and block CCL24 activity. Nebokitug  has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc) for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 77,000 patients suffering from PSC in the United States, European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

Nebokitug, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that nebokitug interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action. We have recently completed a Phase 2 clinical study in PSC, a rare obstructive and cholestatic liver disease. Positive topline results from the double-blinded portion of this trial were reported in July, 2024 and results from the open label part were reported in March 2025. The company had an End-of-Phase 2 meeting with the FDA in December, 2024. At this meeting, the FDA and Chemomab agreed on the design for a single Phase 3 pivotal PSC trial that could result in full regulatory approval of nebokitug for patients with PSC.

The randomized, placebo-controlled Phase 2 study design included two doses of nebokitug (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all nebokitug eligible patients could receive nebokitug for an additional 33 weeks. In the Phase 2 study, nebokitug achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15-weeks of treatment. Moreover, nebokitug showed a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritus, a cholestatic indicator of great relevance to patients. Nebokitug is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. The open label extension portion of the trial was reported recently and showed the nebokitug continued to demonstrate good tolerability safety and anti-fibrotic, anti-inflammatory and anti-cholestatic activity of nebokitug up to 48 weeks of treatment.

Chemomab and the FDA aligned on a clinical events-driven Phase 3 trial design, The trial is planned to be a randomized placebo-controlled clinical event-driven study. Patients in the active treatment arm will receive 20 mg/kg of nebokitug administered intravenously every three weeks. The primary endpoint is the time-to-first clinical event. The endpoint is a composite encompassing multiple, equally-weighted adverse clinical events associated with PSC disease progression, which may include acute cholangitis, biliary strictures requiring intervention, portal hypertension, hepatic decompensation, elevated MELD score (a measure associated with the need for liver transplant), liver transplantation, cholangiocarcinoma and death. Enrolled patients remain in the trial until they experience an event, and the trial continues until the requisite number of events has been collected. It is estimated that in the absence of intervention, participants would require on average about two years to achieve a clinically meaningful event. Clinical events will be assessed in a blinded fashion by an independent clinical endpoint adjudication committee. Approximately 350 PSC patients will be enrolled in the trial, and the study population will be enriched for patients with moderate to advanced disease. Chemomab expects to leverage the strong relationships with global clinical investigators it developed during its successful Phase 2 SPRING study to facilitate enrollment in the nebokitug pivotal trial.

The nebokitug SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on the Phase 2 PSC Program.  We believe that nebokitug could have disease-modifying potential in this poorly treated condition.

While our primary focus is on these two rare indications, early in 2024 we reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to metabolic dysfunction-associated steatohepatitis (MASH).  This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of nebokitug. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of nebokitug in other fibro-inflammatory conditions. The results showed that the trial met its primary endpoint of safety and tolerability, and that nebokitug demonstrated consistent data trends and positive activity across secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments. A secondary analysis, that further confirmed and extended these initial results was reported at the 2023 EASL Congress in June 2023.

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

Recent Developments

•            On March 27, 2025,  Chemomab reported positive clinical data from the open label (OLE) part of the PSC SPRING study. Treatment with nebokitug for up to 48 weeks was well-tolerated and the data reinforced and expanded the positive results seen in the 15-week double-blinded portion of the Phase 2 SPRING trial. Treatment in PSC patients with moderate/advanced disease for up to 48 weeks resulted in continued substantial improvements across key biomarkers of liver injury/inflammation and fibrosis, including ELF score, fibrosis-related ELF score components and PRO-C. OLE patients treated with nebokitug showed stabilization of liver stiffness and a significantly lower number of clinical events compared to historical controls.

On February 19, 2025, Chemomab reported that the International Nonproprietary Names (INN) program of the World Health Organization had assigned the INN designation nebokitug to the company’s lead product candidate CM-101.

•        On February 19, 2025, Chemomab announced the successful completion of its End-of-Phase 2 Meeting with the U.S. Food and Drug Administration (FDA) and alignment with the FDA on the design of a Phase 3 registration study for nebokitug for the treatment of PSC. We believe the design provides clarity on a streamlined path to full regulatory approval based on a single pivotal trial that does not require liver biopsies or confirmatory studies. The primary endpoint measures time-to-first clinical event and encompasses multiple clinical events associated with disease progression. Key publications have shown that the reductions in PSC biomarkers seen in the nebokitug Phase 2 SPRING trial are associated with reductions in clinical events, which we believe increases confidence in the relevance of this approach for the nebokitug Phase 3 trial.

•          On November 19, 2024, Chemomab reported that data from its Phase 2 SPRING trial in patients with PSC was presented at the American Association for the Study of Liver Disease (AASLD) The Liver Meeting® 2024. In an oral, late-breaking presentation, Professor Christopher Bowlus, MD, a SPRING trial investigator and  Professor and Chief of the Division of Gastroenterology and Hepatology at the University of California Davis School of Medicine, discussed data from the double-blinded, placebo-controlled portion of the Phase 2 trial.

•          On July 30, 2024, Chemomab announced the closing of a private placement that resulted in gross proceeds of approximately $10 million to the company. Existing investors such as OrbiMed and new investors including HBM Partners and Sphera Biotech Master Fund participated in the financing. The financing extended the Chemomab’s runway through early 2026.

•          On July 25, 2024, Chemomab reported positive topline results from the nebokitug Phase 2 SPRING trial in patients with PSC. Nebokitug met the primary study endpoint, demonstrating that it is well tolerated and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug. This dose has been selected for the active treatment arm of the Phase 3 trial.

•          On June 18, 2024, Chemomab announced new scientific publications had been published in the peer-reviewed journals International Journal of Molecular Science and Drug Safety that reinforced the clinical potential of nebokitug in PSC.

•          On June 6, 2024, Chemomab presented new scientific and clinical data at EASL 2024 and at a Gordon Research Conference supporting the clinical potential of nebokitug as a novel treatment for PSC. The findings helped elucidate nebokitug’s mode of action in liver fibrosis and could help in characterizing its anti-fibrotic drug effects.

•          On April 18, 2024, Chemomab announced the publication of a new study in the journal Arthritis Care and Research that confirms the key role of CCL24 in systemic sclerosis. The longitudinal study of more than 200 SSc patients showed that elevated levels of serum CCL24  are associated with increased mortality and disease severity across the fibrotic and vascular manifestations of the disease.

•          On April 10, 2024, Chemomab hosted an expert PSC webinar featuring Christopher Bowlus, MD, of UC Davis Health; Ricky Safer, founder and CEO of PSC Partners Seeking a Cure and Massimo Pinzani, MD, PhD, of the UCL Institute for Liver and Digestive Health and UPMC ISMETT.

•          In March, 2024, Chemomab reported that the European Patent Office had granted a new patent for nebokitug, covering the use of nebokitug and sequence-related anti-CCL24 antibodies for the treatment of liver diseases, such as PSC. In February, new patents were granted in Brazil and Israel.

•          In January, 2024, Chemomab reported publication of new proteomics research in the peer-reviewed journal Cells. The proteomic analyses of human samples highlighted the unique role of CCL24 in activating key PSC-related disease mechanisms and further confirmed the potential of nebokitug as a promising treatment for PSC.

•          In January, 2024, Chemomab announced early completion of patient enrollment in the nebokitug Phase 2 PSC SPRING trial and moved up the expected topline data readout to midyear 2024.

Private Placement

Securities Purchase Agreement

On July 25, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $ 1.2349 per warrant. The Pre-Funded Warrants  have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full.

The July 2024 Private Placement closed on July 30, 2024, and the Company received gross proceeds from the July 2024 Private Placement of approximately $10.0 million before deducting any offering expenses payable by the Company.

The Company is using the net proceeds from the July 2024 Private Placement, together with the Company’s existing cash and cash equivalents, to fund its development programs for nebokitug and for general corporate purposes and working capital.

Registration Rights Agreement

In connection with the July 2024 Private Placement, the Company also entered into a registration rights agreement, dated July 25, 2024 (the “Registration Rights Agreement”) with the Purchasers requiring the Company to file a registration statement with respect to the resale of the securities. The Company filed a registration statement with the SEC on August 23, 2024, which was declared effective on September 6, 2024. The Company granted the Purchasers customary indemnification rights in connection with the Registration Rights Agreement, and the Purchasers granted the Company customary indemnification rights in connection with the Registration Rights Agreement.

Pipeline

Our lead product candidate, nebokitug, is a first-in-class humanized monoclonal antibody targeting CCL24 that is being assessed in two orphan indications: PSC and SSc. CCL24 has been extensively studied in airway inflammation and, more recently, we have demonstrated in preclinical studies and early clinical studies that it plays an important role in additional indications, including inflammation and fibrosis of the liver, skin and lung. While CCL24 is found in low levels in blood and tissue samples from healthy volunteers, elevated levels of both CCL24 and its receptor CCR3 have been found in patients with PSC, SSc and MASH. CCL24 levels have also been correlated to different stages of disease. Based on extensive preclinical, nonclinical and early clinical studies, we expect that neutralizing CCL24 will result in anti-fibrotic and anti-inflammatory effects in patients. Nebokitug has been granted orphan drug designation by both the FDA and the EMA in its primary indications of PSC and SSc. In addition, nebokitug was granted a Fast Track designation in PSC from the FDA. These designations provide multiple benefits for these indications, including the potential for accelerated clinical and regulatory pathways as well as exclusive marketing and development rights for a period of time.

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

We are primarily focused on the orphan indications PSC and SSc but believe that nebokitug may have additional applications in other fibrotic-inflammatory disease areas such as idiopathic pulmonary fibrosis, or IPF and MASH. Nebokitug has shown promising anti-fibrotic and anti-inflammatory effects in preclinical studies of liver fibrosis and PSC, with significant reductions in fibrotic genes, liver enzymes, bile acid and cholangiocyte proliferation, all reflecting a potential improvement in disease status. In preclinical studies of SSc, nebokitug reduced inflammatory and fibrotic injury resulting in reductions in dermal thickness, collagen concentration in the skin and the lung, and immune cell infiltration in the lung.

We have completed two Phase 1a single ascending dose studies with intravenous, or IV, and subcutaneous, or SC, administrations of nebokitug in healthy volunteers. The drug was shown to be well-tolerated, with a PK profile supporting dosing once every 2-4 weeks. We also completed a Phase 1b multiple administration ascending dose study in 16 MAFLD patients, expanding the safety, tolerability, and pharmacodynamics database with patients with early liver disease. Early evidence of anti-fibrotic activity was also seen in this study.

In 2023 we reported topline and secondary results from our Phase 2a randomized, double-blind, placebo-controlled study in patients with liver fibrosis associated with MASH. The trial met its primary endpoint of safety and tolerability, and nebokitug demonstrated promising activity in secondary endpoints that included pharmacokinetic and target engagement profiles of the SC formulation, as well as a range of liver fibrosis biomarkers and physiologic assessments measured at baseline and at week 20.

The trial enrolled 23 MASH patients with stage F1c, F2 and F3 disease who were randomized to receive either nebokitug or placebo. Patients received eight doses of 5 mg/kg of study drug administered by SC injection once every two weeks, for a treatment period of 16 weeks. Key findings of the nebokitug  Phase 2a trial included the following.

•
Nebokitug appeared to be well tolerated when administered subcutaneously. Most reported adverse events observed were mild, with one unrelated serious adverse event reported. No significant injection site reactions were reported and no anti-drug antibodies, or ADAs, were detected. Nebokitug administered subcutaneously demonstrated favorable pharmacokinetics and target engagement profiles as expected, which were similar to what we have previously reported. A higher proportion of patients in the nebokitug-treated group showed improvement than in the placebo group in a number of liver fibrosis-related biomarkers, including ProC-3, ProC-4, ProC-18, TIMP-1, ELF and Liver stiffness.

Data from this trial provided important insights in support of the nebokitug development program, including the favorable safety and tolerability of nebokitug in patients with serious liver disease, confirmation of early signs of biomarker activity that are relevant for a number of fibro-inflammatory disorders, and additional tolerability and pharmacokinetic data needed to assess next steps in the development of our current subcutaneous formulation.

Earlier, we also reported positive clinical data from an investigator-initiated clinical study assessing nebokitug activity and safety in hospitalized patients with severe lung injury derived from COVID-19. The objective of the study was to evaluate the drug’s safety and activity in hospitalized COVID-19 patients with severe pneumonia, including its impact on biomarkers related to lung inflammation that are also relevant in systemic sclerosis. The open label, single arm trial enrolled 16 hospitalized adult COVID-19 patients with severe respiratory involvement. All patients were receiving standard of care therapy. All were treated with a single 10mg/kg intravenous dose of nebokitug on the first day of the study and followed for 30 days. Administration of nebokitug to this acutely ill patient population appeared to be well tolerated. Nebokitug exposures and target engagement profiles were similar to what our researchers have seen in previous clinical studies of nebokitug. Importantly, rapid reductions in serum biomarkers of lung inflammation, fibrogenesis and neutrophil activity were observed post-treatment with nebokitug. Overall, this study confirmed and extended the safety and tolerability profile of nebokitug and demonstrated clinically relevant changes in biomarkers associated with lung inflammation and fibrogenesis, further supporting nebokitug’s anti-inflammatory and anti-fibrotic effects.

The Phase 2 SPRING study enrolled 76 patients with PSC who were treated with nebokitug or placebo for 15 weeks. The double-blinded  trial design included 2 dose cohorts of nebokitug (10 or 20 mg/kg) vs placebo who received treatment for 15 weeks, as well as an open-label (OLE) extension of 33 weeks to evaluate the safety, tolerability and durability of effect over longer treatment durations. The open label part of the study included 50 patients who elected to continue, out of 54 patients who were eligible to enter into the open label phase.

In July, 2024 we reported the results of the Phase 2 SPRING trial, a randomized, double-blind, placebo-controlled study of nebokitug in PSC patients. Nebokitug met the primary study endpoint, demonstrating that it is well tolerated and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug. This dose has been selected for the active treatment arm of the Phase 3 trial design.

In March 2025, we reported the results of the open label part of the study. The OLE study confirmed that in PSC patients receiving 10 mg/kg or 20 mg/kg of nebokitug administered once every three weeks for 48 weeks, the drug was safe and well-tolerated and resulted in positive effects, including continued improvements in key liver biomarkers such as the ELF score, the fibrosis-related components of ELF and the fibrosis biomarker PRO-C3. Liver stiffness scores (transient elastography), as measured by FibroScan® were substantially lower in the nebokitug-treated patients with moderate/advanced disease compared to matching historical controls. Cholestasis-related markers stabilized over 48 weeks of treatment and total serum bile acids were reduced.

We may also explore nebokitug in other indications, where the dual activity of nebokitug acting on both inflammation and fibrosis could provide new avenues for treating inflammatory and fibrotic conditions.

Chemomab was founded in 2011, based on a novel discovery originating from the Sourasky Medical Center in Tel-Aviv, Israel, where Professor Jacob George first identified CCL24 as a key regulator of unstable plaque formation in atherosclerotic patients. In our early years, we focused on research directed at clarifying the role and effectiveness of CCL24 blockade. In 2015, we selected our proprietary lead product candidate, nebokitug, and started product development directed towards human testing.

We have assembled an executive team with highly relevant experience in inflammation and fibrosis, and biologics drug discovery and clinical development. Adi Mor, Ph.D., our Chief Executive Officer, Chief Scientific Officer and Co-founder, has 16 years of experience in immunology and has led the nebokitug program from discovery stage into Phase 2 clinical studies. Matthew Frankel, M.D., our Chief Medical Officer, brings deep experience in clinical development. Dr. Frankel, who is based in the U.S., has more than 25 years of experience in the discovery and clinical development of novel therapeutics and has held senior executive roles at both global pharmaceutical and biotechnology companies. Jack Lawler, our Senior Vice President of Global Development Operations, is highly experienced in managing clinical trials across a wide range of indications and geographies.

Company strategy

We aim to become a world-leading company for the treatment of diseases involving inflammation and fibrosis, developing novel therapies across a wide range of indications. To achieve this, we are focused on the following key strategies:

•	Advance our lead product, nebokitug, for the treatment of PSC and potentially SSc, through clinical development to approval

The clinical development plan of lead product candidate nebokitug was optimized to maximize the clinical information obtained, generating additional important data to support future advancement to registration trials, and decreasing the overall risk of the nebokitug clinical development program in the lead indication of PSC and potentially SSc, as well as potentially in additional indications where the scientific rationale is strong.

•	Selectively evaluate partnership opportunities

We continuously explore partnership opportunities to advance nebokitug development in PSC and SSc, and possibly additional indications, identifying companies with drugs (either approved or in development) that could possibly be combined with nebokitug, extending the development of nebokitug to new indications beyond PSC and SSc, and seeking additional significant commercial or drug development capabilities that may accelerate nebokitug’s time to market.

•	Explore opportunities for nebokitug in additional inflammatory/fibrotic indications

We continue to evaluate the potential benefit of nebokitug outside of our current lead indications of PSC and SSc, in order to maximize the product’s potential. nebokitug has shown anti-fibrotic activity in animal models and human tissue studies of IPF and MASH. We will continue to assess ways to leverage the dual anti-inflammatory and anti-fibrotic activity of nebokitug in new disease areas and to form additional collaborations with global medical researchers and drug developers.

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
CCL24 is a critical mediator promoting inflammation and fibrosis

Challenges to drug development in fibrosis and inflammation

Successful treatment of fibrotic disorders has in large part remained elusive, primarily due to incomplete understanding of the complexity and multi-mechanism contributions to disease progression. This has complicated preclinical investigations for new products and new targets, with animal models having limited resemblance to human disease. Additionally, preclinical animal data is often of short treatment duration and does not capture the effects of treating chronic fibrotic indications. This is particularly applicable to complex, orphan indications like PSC and  SSc, where there is still no approved standard of care or proven target mechanism.

Notwithstanding challenges in the field of fibrosis and inflammation, there is significant and growing industry interest given the associated unmet medical need and the continuing opportunity to identify better therapeutic targets. For example, in 2024 Gilead acquired Cymabay for its PPAR agonist in Primary biliary cirrhosis.  In 2019 Novartis completed two transactions related to the treatment of MASH, a liver metabolic fibrotic disease. It acquired IFM Tre for NLRP3 antagonists for a $310 million upfront payment and total potential consideration of $1.5 billion and licensed an integrin inhibitor from Pliant Therapeutics for an $80 million upfront payment. Additionally, Gilead Sciences licensed two preclinical programs, one in MASH for a $15 million upfront payment (total potential consideration of $785 million) and the other for TGF-β inhibitors in fibrosis for an $80 million upfront payment and total potential consideration of $1.4 billion. In 2020, Roche acquired Promedior for a $390 million upfront payment and total potential consideration of $1 billion in milestones for its Phase 2 product in pulmonary fibrosis, and Bayer partnered with Recursion Pharmaceuticals to develop and commercialize preclinical-stage small molecule treatments for fibrotic conditions for a $30 million upfront payment and total potential consideration of $1 billion.

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

Our expertise and approach to drug discovery

We are a clinical stage biotechnology company focused on the discovery and development of novel drugs to address fibrotic indications with unmet medical needs. CCL24 is a key target promoting fibrosis as it regulates the two main processes that drive fibrosis: fibroblast activation and immune cell migration and activation. Using our expertise in monoclonal antibody, or mAb, development and deep knowledge of chemokine biology, we are developing nebokitug, a proprietary, first-in-class, fully humanized mAb that through research and studies to date, has been shown to neutralize CCL24 and by so doing inhibits its disease-related functions in both inflammation and fibrosis. This represents an innovative approach to anti-fibrotic drug discovery and is a key differentiator for us. The ability of nebokitug to directly attenuate fibroblast activation and concurrently attenuate recruitment of immune cells is novel and could address a wide range of hard-to-treat fibrotic diseases.

Our ongoing collaborations are complementary to both preclinical and clinical aspects of research and development. We have created an extensive panel of in vitro, ex vivo and in vivo assays which we have used to further the understanding of fibrotic processes together with the role of CCL24 in various diseases and the effects of its neutralization by nebokitug. These assays have allowed us to sequentially explore target validation and proof of mechanism in disease relevant human and animal samples that we believe help de-risk the translation of nebokitug into the clinic.

Target expression and engagement

We regularly collaborate with leading academic centers around the world to investigate the role of CCL24 and nebokitug in various indications. For example, we work with The Royal Free Hospital, or RFH, in London, and Birmingham University in Birmingham, United Kingdom to access liver biopsy and serum samples from patients with PSC. Using immunohistochemistry and florescence microscopy to stain CCL24 and CCR3, it explores the expression patterns of these targets in disease relevant human samples and compares them to healthy volunteers. Similarly, we have tested biopsies of SSc patients through a collaboration with the University of Florence in Italy and serum samples of SSc patients through a collaboration with Leeds University in the UK.

Proof of mechanism

We explore fibroblast activation and immune cell recruitment in response to nebokitug treatment through inhouse ex vivo and in vitro assays. We have executed multiple validated genetic and treatment-based disease models in fibrotic and inflammatory indications in which we have investigated nebokitug’s effects. Additionally, as part of a collaboration with Nordic Biosciences, Copenhagen, Denmark, we have gained access to proprietary tools and expertise to explore the effects of nebokitug on key fibrogenesis and fibrolysis biomarkers. Nordic Biosciences is a world-leading extracellular matrix specialist and continues to contribute additional analyses to our clinical samples.

We have created a broad array of biological assays to explore CCL24 and nebokitug

We may explore next-generation biologic products, and, based on our wide database of patient samples and extensive knowledge and experience in fibrosis, may identify targets that could complement CCL24 inhibition. Next-generation assets could therefore be dual targeting and would be screened through the panel of assays available to us that evaluate target expression in fibrotic tissues as well as the anti-fibrotic activity of potential candidates. Similar to nebokitug, this process would establish proof-of-biological-mechanism in both animal models and human tissue prior to commencing product development and initiating clinical studies.

Our pipeline

Nebokitug in PSC and SSc

Our lead product, nebokitug, is a first-in-class humanized monoclonal antibody targeting CCL24 that is being developed initially for the treatment of PSC and SSc, with potential future opportunities in other fibrotic-inflammatory indications. We have completed two Phase 1a studies of nebokitug in healthy volunteers as well as a Phase 1b safety, tolerability and proof-of-mechanism study in MAFLD patients and a Phase 2a liver fibrosis biomarker study in MASH patients with liver fibrosis, which was reported in 2023. Topline results showed favorable safety and tolerability profiles for nebokitug in patients with serious liver disease, confirmed early signs of biomarker activity that are also relevant for a number of fibro-inflammatory disorders, and reinforced tolerability and pharmacokinetic data relevant to the development of our current subcutaneous formulation.

In the Phase 2 SPRING trial in PSC, nebokitug met the primary study endpoint, demonstrating that it is well tolerated and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug, An Open Label Extension portion of this study was recently reported in which nebokitug showed continued safety and activity over 48 weeks, most notably in the 20mg/kg dose arm and in patients with moderate to advanced disease.

A global Phase 2 study in SSc that will assess the safety and activity of nebokitug in this patient population has an open U.S. IND and is Phase 2-ready.

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

Nebokitug may have disease-modifying potential

The dual anti-fibrotic and anti-inflammatory activity of nebokitug enables the targeting of a wide range of pathogenic mechanisms and may afford patients a new treatment that may have a more impactful effect on disease progression.

Targeting CCL24 offers a dual activity approach

In order to understand CCL24’s role in disease pathophysiology, we have collected data on CCL24 levels from patients with multiple fibrotic-inflammatory indications, including those with PSC, SSc and MASH. PSC patients’ liver biopsies and SSc skin samples were stained for CCL24 and its receptor, CCR3. Blood samples taken from PSC and SSc patients were used to further evaluate the role of the CCL24-CCR3 axis exploring levels of circulating CCL24 and CCR3. To explore the influence of CCL24 on disease status, CCL24 serum levels were correlated with fibrotic biomarkers and disease severity markers.

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
Dim1 (21.1%)
Dim2 (6.6%)
Groups:
HC
PSC, low ELF
PSC, high ELF
PSC, ELF NA
C
HC
PSC
CCL24 Expression (NPX)
D
Canonical pathways
Fibrosis
Disease
CCL24
Overlapping pathways:
[1] Pathogen Induced Cytokine Storm Signaling Pathway
[2] Granulocyte Adhesion and Diapedesis
[3] Agranulocyte Adhesion and Diapedesis
[4] Hepatic Fibrosis / Hepatic Stellate Cell Activation
[5] Wound Healing Signaling Pathway
[6] Role Of Osteoclasts In Rheumatoid Arthritis Signaling Pathway
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

Cumulative incidence curves comparing SSc-related and other-cause mortality in SSc patients with High and Low baseline CCL24 Status

Preclinical Efficacy of nebokitug in models of PSC

Preclinical experiments in models of PSC

•	Human hepatic stellate cells demonstrated reduced transition to myofibroblasts following incubation of nebokitug with CCL24.

•	Human hepatic stellate cells showed reduced motility towards CCL24 following treatment with nebokitug.

•	Nebokitug demonstrated in vivo activity on liver fibrosis and cholangiocyte proliferation induced by bile duct ligation in the Sprague Dawley rat model.

•	Nebokitug (D8-a murine surrogate of nebokitug) inhibits the progression of liver fibrosis and bile duct damage in a chronic cholangitis cholestasis model using the hepatobiliary toxin ANIT.

•
Nebokitug (D8) reduces bile duct epithelial cell (cholangiocyte) proliferation, collagen deposition, macrophage infiltration, liver enzymes, bile acid and circulating inflammatory monocytes in an experimental cholangitis model in MDR2 knockout mice.

•	Nebokitug reduces liver enzymes, fibrosis, collagen, and fibrotic gene expression in a TAA-induced liver fibrosis model in rats.

•	Nebokitug (D8) prevented fibrosis and inflammation in a TAA-induced liver fibrosis model in mice.

Results from the multi-drug resistant 2, or MDR2, knock out mouse model that reflects sclerosing cholangitis and the thioacetamide (TAA) rat model reflecting liver fibrosis are described below.

   Nebokitug demonstrates anti-cholestatic, anti-inflammatory, and anti-fibrotic activity in MDR2 knock out mouse model in vivo

Mice with targeted disruption of the MDR2 transporter gene develop chronic and progressive hepatic sclerosing cholangitis that closely resembles PSC and therefore this model has been extensively used to study the pathogenesis and progression of PSC. Using MDR2 knockout mice (six weeks of age), we tested the ability of nebokitug (D8) to attenuate PSC related symptoms. Mice (n=15/group) received either vehicle control, or nebokitug 10 mg/kg SC twice weekly during weeks 6-12 following established disease and were sacrificed at the end of week 12. In this study mice were tested for changes in alkaline phosphatase, or ALP, bile acid levels, collagen deposition (histology, Sirius red), macrophage presence in the liver and cholangiocyte proliferation. We observed a significant decrease in all three core pathologies that play a role in PSC: inflammation, fibrosis and cholangiocyte proliferation after nebokitug (D8) treatment compared to non-active treatment. Reduction in the serum markers that represent the cholestatic state, ALP and bile acid, was also observed.

Nebokitug reduces liver fibrosis, inflammation and bile duct epithelial proliferation in MDR2 knockout model

Nebokitug demonstrates in vivo activity in a thioacetamide induced liver fibrosis model in rats using a therapeutic model

To assess the potential efficacy of nebokitug on liver fibrosis, we used the TAA-induced liver fibrosis model. Liver fibrosis was induced by intraperitoneal administration of TAA at a dose of 250 mg/kg twice weekly for eight weeks. Rats (n=10/group) received either vehicle control or nebokitug 2.5 mg/kg IV twice weekly during weeks four to eight following established fibrosis and were sacrificed at week eight. After eight weeks of TAA treatment, all vehicle-treated animals had developed liver fibrosis, as confirmed by Sirius-red-stained liver histology.

nebokitug reduces fibrosis in rat livers

Plasma ALP, ALT, and AST levels decreased in the nebokitug study arm. Liver collagen content and fibrotic areas were significantly reduced in the nebokitug-treated group compared to non-active treatment. nebokitug was also shown to reduce fibrotic markers in the TAA treated rats.

 Efficacy of nebokitug in models of SSc

Preclinical experiments in models of SSc

•	Nebokitug reduces SSc serum-induced dermal fibroblast activation and transition to myofibroblasts and interferes with endothelial cell activation.

•	Nebokitug treatment attenuated skin fibrotic remodeling in the bleomycin (BLM)-induced dermal fibrosis mouse model.

•	Nebokitug attenuated lung fibrosis and inflammation in the bleomycin (BLM)-induced pulmonary fibrosis mouse model.

Results from the bleomycin (BLM)-induced dermal and lung fibrosis mouse models are discussed below in more detail.

Nebokitug treatment attenuates skin fibrotic remodeling in the bleomycin (BLM)-induced dermal fibrosis mouse model

The activity of nebokitug (D8) in SSc was tested in the dermal bleomycin model. Treatment started after the onset of fibrotic signs, eight days following the first BLM injection. Histological assessment of skin lesions stained with H&E and Masson’s trichrome revealed significant elevation of dermal thickness and collagen deposition following 21 days of BLM administration. This elevation was significantly reduced when mice were treated with 2.5 mg/kg nebokitug with significant reductions in both skin thickness and collagen deposition compared with the mouse group treated with BLM alone.

Nebokitug treatment attenuates skin fibrotic remodeling in the bleomycin-induced dermal fibrosis mouse model

Another feature that characterizes the BLM model and is representative of human SSc is the development of bronchoalveolar inflammation. To evaluate the effect of nebokitug on lung inflammation, we collected bronchoalveolar lavage, or, BAL, fluid, and assessed the number of white blood cells, or WBC, and mononuclear cells. Treatment with BLM for 21 days significantly increased WBC and mononuclear cells in BAL fluid and the number of WBC and mononuclear cells was decreased significantly following nebokitug treatment compared with the group that was administered only BLM. This data supports the anti-inflammatory effect of nebokitug in SSc.

Nebokitug inhibits lung fibrosis in the BLM-induced pulmonary fibrosis mouse model

We also tested nebokitug in the experimental lung SSc model where mice were given a single intratracheal administration of BLM followed by either nebokitug, non-active treatments (PBS or control immunoglobulin G (IgG)) or the approved anti-fibrosis drugs, pirfenidone and nintedanib. nebokitug had a significant anti-fibrotic and anti-inflammatory effect in the experimental BLM-induced lung fibrosis model as compared with non-active treatment-treated animals. BLM animals treated with non-active treatments showed massive immune cell infiltration, extensive fibrosis and severe tissue injury. nebokitug-treated mice exhibited significantly reduced levels of lung fibrosis similar to levels in healthy animals and showed superior effects compared to the approved fibrosis drugs pirfenidone and nintedanib.

Nebokitug attenuates lung fibrosis and collagen deposition in the bleomycin (BLM)-induced pulmonary fibrosis mouse model

Preclinical safety and toxicology of nebokitug

Preclinical safety evaluation of nebokitug included tissue cross reactivity, assessment of the effect of nebokitug on pro-inflammatory cytokine secretion ex-vivo, and in vivo GLP toxicology studies in mice and non-human primates. No safety concerns were observed in these preclinical assessments.

Immunogenicity may be triggered following administration of humanized monoclonal antibodies, an effect that is frequently seen with approved mAbs. To date, no meaningful ADA effects were identified in three completed clinical studies, which supports a preliminary conclusion that nebokitug may have low immunogenic potential.

As summarized below, there were no safety concerns related to nebokitug in any of the other preclinical safety experiments.

Summary of key preclinical safety experiments

Preclinical findings	Observation
Ex vivo
Antibody dependent cell-cytotoxic (ADCC) and complement dependent cell-cytotoxic (CDC) activity was tested in PBMCs from healthy volunteers.	Nebokitug did not have Fc-related effector functions such as ADCC and CDC.
Cytokine release was assessed in human whole blood from healthy volunteers.	Nebokitug did not induce pro-inflammatory cytokine secretion.
Tissue cross reactivity was evaluated from healthy human tissues.	Nebokitug does not bind non-specifically to healthy tissues, and therefore is expected to only bind to its target, circulating CCL24.
In vivo
GLP repeated dose 4-week toxicity study of nebokitug (IV) in mice.
1. No obvious treatment related adverse reactions.

2. No gross or microscopic pathological findings.

3. No cases of treatment related mortality were observed.

4. No significant elevation was seen in IL1β, IL2, IL4, IL5, IL10, GM-CSF, IFN and TNFα.

GLP repeated dose (up to 50 mg/kg) 6-month toxicity study of nebokitug (SC) in Cynomolgus Monkey.
1. No obvious treatment related adverse reactions.

2. No clinical signs or injection site reactions.

3. No cases of treatment related mortality were observed.

4. Blood and urine tests were found to be within normal ranges for monkeys.

5. No treatment-related organ weight changes and no treatment-related necropsy findings.

6. No treatment-related histopathology findings.

7. Three samples from treated animals were confirmed ADA positive but there was no obvious correlation between positive ADA results and nebokitug serum concentrations or systemic exposure.

Preclinical proof of mechanism studies for nebokitug

We conducted a series of in vitro and in vivo studies to demonstrate the proposed mechanism of action and provide proof-of-concept for administering nebokitug in the clinic for target indications.

 Affinity, selectivity, and binding kinetics

We evaluated the kinetic binding parameters of nebokitug to human CCL24, as well as the specificity of nebokitug binding to other chemokines using commercial binding assays. nebokitug demonstrated a strong and stable, high affinity binding to CCL24.

Nebokitug reduced CCL24 dependent CCR3 activation

In an in vitro assay, nebokitug was shown to robustly attenuate the ability of CCL24 to induce activation of the CCR3 receptor following pre-incubation of CCL24 with nebokitug.

Clinical Development of nebokitug

Completed clinical studies

The nebokitug Phase 1 program included two Phase 1a single administration, or SAD, studies, using IV and SC administration with doses ranging from 0.75-10 mg/kg, in healthy volunteers and a Phase 1b multiple administration (MAD) study (5 administrations) in MAFLD patients with normal liver function, testing 2.5 mg/kg IV and 5 mg/kg SC. In the Phase 1 studies 42 subjects have received at least one nebokitug dose, the majority by IV infusion (12/42 subjects received SC).

Safety

The first Phase 1a study, which was a single-center, randomized double-blind, placebo-controlled, single-dose, dose-escalation study, included four escalating dose groups of eight subjects each. In each dose group subjects were randomized in a 3:1 ratio to receive a single IV infusion of either nebokitug (n=6) or placebo (n=2). A total of 24 subjects were enrolled into the study and randomized to the treatment groups (0.75 mg/ kg, 2.5 mg/kg, 5.0 mg/kg, 10 mg/kg) and eight subjects received a placebo. All 32 subjects completed the study as planned. Single, IV doses of nebokitug were well tolerated up to the highest dose level (10 mg/ kg) in healthy subjects. No severe or serious adverse events, or AEs, occurred during the study and all nebokitug related AEs were mild, with one moderate AE reported in the placebo group (myalgia).

The second Phase 1a study was also a single-center, randomized double-blind, placebo-controlled, single-dose study, but evaluated only one dose group. Subjects were randomized in a 3:1 ratio to receive a single SC injection of either nebokitug 5 mg/kg (n=6) or matching placebo (n=2). A total of eight subjects were enrolled into the study and randomized; all eight subjects completed the study as planned. Single SC administration of 5 mg/kg of nebokitug was well tolerated with no severe or serious AEs occurring during the study. A total of 6 AEs were reported in two subjects treated with nebokitug; only one AE was classified as related to nebokitug (change in diastolic blood pressure) and that AE was classified as mild in intensity.

In both Phase 1a studies, all AEs reported were resolved; no subjects discontinued the study prematurely due to AEs, and no concomitant medications were required for treatment of any drug-related AEs. No clinically significant changes in laboratory tests (hematology, chemistry or urinalysis), vital signs, ECG, physical examination or infusion site examination were observed. In the first Phase 1a study with nebokitug delivered by IV administration, the effect on cytokine secretion was tested pre-treatment and one hour, eight hours and 24 hours post drug administration. Serum levels of a panel of cytokines including IL-6, IFNγ, GM-CSF, TNF-α, IL-2, IL-4, IL-8 and IL-10 showed no significant change at all tested nebokitug doses and timepoints. These findings suggest that single nebokitug administration does not cause immune activation nor cytokine secretion. Additionally, none of the subjects in either of the Phase 1a studies tested positive for anti-drug antibodies (ADA).

The multiple administration randomized, placebo-controlled, Phase 1b study in MAFLD patients with normal liver function tests evaluated two dose levels. The first dose level of 2.5 mg/kg nebokitug was administered as an IV infusion and the second dose level of 5 mg/kg was administered as an SC injection. Both dose levels involved five drug administrations over 12 weeks (Q3W), providing 15 weeks of treatment coverage. At both dose levels, subjects were randomized in a 3:1 ratio to receive either nebokitug (n=6 per cohort) (2.5 mg/kg IV or 5 mg/kg SC) or matching placebo (n=2 per cohort). Five repeated IV and SC nebokitug administrations were well tolerated and there were no deaths, or severe or serious drug related AEs reported throughout the study. Only mild to moderate AEs were reported in the nebokitug treatment groups of which only two AEs were classified as possibly related to nebokitug. No injection site reactions or clinically significant trends in laboratory tests (hematology, chemistry, or urinalysis), vital signs, ECG or physical examination were observed. One patient experienced a non-drug-related SAE. This patient was a 61-year-old female that was subsequently diagnosed with a non-treatment related meningioma. The tumor was treated surgically, and the patient was discontinued from the study.

Pharmacokinetics with single-dose administration

PK analysis was conducted for the Phase 1 studies and the quantification of nebokitug in plasma samples was performed using a validated ELISA-based assay by Eurofins (UK). Following IV infusion in healthy volunteers, nebokitug exhibited a biphasic serum concentration vs. time curve (rapid distribution phase and slow elimination phase) which is typical for monoclonal antibodies. Target-mediated drug disposition (TMDD), or presence of ADAs, was not evident in the analyzed concentration vs. time curves of nebokitug, which exhibited linear terminal slope without apparent TMDD kinetics or other concentration-dependent changes of the elimination kinetics. Comparison of the PK data of 5 mg/kg nebokitug using IV administration against SC administration indicates consistent distribution and elimination behavior of nebokitug.

At either IV or SC administration, the values of the PK parameters obtained in the non-compartmental and compartmental analysis of nebokitug concentration vs. time data appear to be typical for monoclonal antibodies that undergo FcRn-mediated recycling. The terminal half-life of nebokitug was long for both SC and IV formulations, which supports administration of nebokitug at a frequency of once every 2-4 weeks.

Pharmacokinetics with multiple-dose administration

PK analysis of the data from the Phase 1b study was conducted to evaluate nebokitug following multiple IV infusion of 2.5 mg/kg or 5 mg/kg SC injections of nebokitug in MAFLD patients. Following repeated IV infusions (2.5 mg/kg Q3W) and SC injection (5 mg/kg Q3W), nebokitug exhibited a long terminal half-life, similar to the terminal half-life seen in the single dose studies. nebokitug accumulated over time, resulting in significant systemic exposure over time and potentially reaching a steady state.

Overall, nebokitug reached steady state conditions more slowly following SC injection, as compared to IV infusion. The inter-patient variability in nebokitug serum concentrations was higher for SC dosing injection, as compared to IV. The trough nebokitug serum concentrations after repeated 5 mg/kg SC injections were proportionally higher than those after 2.5 mg/kg IV infusions, considering the difference in administration modes. Comparison of the PK data of nebokitug in the Phase 1b to the Phase 1a studies indicates a consistency in PK behavior of nebokitug.

Pharmacodynamics and target engagement of nebokitug

Serum was taken from patients in all three Phase 1 studies at different times and the levels of both CCL24 and nebokitug were measured. Total CCL24 levels represent nebokitug’s engagement to its target. Total CCL24 levels were increased following administration of the drug, which indicates that nebokitug is effective in target engagement, as the higher levels of CCL24 correlated significantly with greater doses of nebokitug, and such levels decreased gradually from the peak of nebokitug administration. These findings demonstrate that nebokitug effectively binds to CCL24 in the circulation, which reflects a strong drug-target interaction.

In the Phase 1b study, nebokitug treatment of 2.5mg/kg IV attained the highest levels of total CCL24 by the third administration, maintaining these levels until the end of treatment. Nebokitug 5mg/kg administered by SC injection reached the highest levels of CCL24 by the fourth treatment and maintained these levels until the end of treatment. The matching placebo did not have any effect on CCL24 levels.

As exemplified in the in-vitro studies, binding of CCL24 by nebokitug attenuates the binding of CCL24 to its cognate CCR3 receptor, thereby reducing its downstream activation. Altogether, CCL24 levels following treatment with nebokitug provide strong evidence for target engagement and pharmacodynamic response of nebokitug in healthy volunteers and patients.

Phase 1b exploratory endpoints

Fibrotic biomarkers were analyzed as part of the Phase 1b study in NAFLD patients with normal liver function. Circulating fibrotic biomarkers were tested in serum pre- and post-treatment. The analysis included data from patients that presented with more active disease, reflected by baseline elastography (FibroScan) score >4 kPa. Tissue inhibitor of metalloproteinases-1 (TIMP-1) and tissue inhibitor of metalloproteinases-2 (TIMP-2), considered well established fibrotic biomarkers, were evaluated, and showed that nebokitug treatment led to reductions of both markers by week 15. The growth factor PDGF-AA, known as a pro-fibrotic secreted factor, was also reduced in nebokitug treated patients. Conversely, in the placebo group TIMP-1, TIMP-2 and PDGF-AA all increased.

Evaluation of the fibrogenesis and fibrolysis/inflammatory biomarkers, Pro-C3, Pro-C4 and C3M measured in serum, conducted by Nordic Bioscience, Copenhagen, Denmark, were also used as sensitive indicators of the liver’s fibrotic state. In accordance with reduced liver stiffness, Pro-C3, Pro-C4 and C3M were all reduced in the nebokitug treated groups. No reductions were identified in the placebo control group.

Changes in liver stiffness, a measurement of liver fibrosis, were also evaluated using FibroScan measurements taken at screening and end of treatment (EoT) following 15 weeks of treatment coverage. 80% of nebokitug treated patients had significant decreases in FibroScan measurements, unlike placebo patients where there was no significant change from baseline.

Results of investigator-initiated clinical study of nebokitug in patients with COVID-19-derived lung damage

On November 9, 2022, encouraging clinical data from an investigator-initiated clinical study assessing nebokitug activity and safety in hospitalized patients with severe lung injury derived from COVID-19 infection was presented at the 2022 Union Conference, an international conference on lung health. A key rationale for the study is that some of the mechanisms underlying lung inflammation resulting from COVID-19 infection are similar to those seen in systemic sclerosis and other chronic diseases involving lung inflammation and fibrosis.

The objective was to evaluate the safety and activity of nebokitug in hospitalized COVID-19 patients with severe pneumonia, including its impact on biomarkers related to lung inflammation that are also relevant in SSc. The open label, single arm trial enrolled 16 hospitalized adult COVID-19 patients with severe respiratory involvement. All patients were receiving standard of care therapy. All were treated with a single 10mg/kg intravenous dose of nebokitug on the first day of the study and followed for 30 days.

Administration of nebokitug to this acutely ill patient population appeared well tolerated. nebokitug exposures and target engagement profiles were similar to what our researchers have seen in previous clinical studies of nebokitug.

Importantly, rapid reductions in serum biomarkers of lung inflammation, fibrogenesis and neutrophil activity were observed post-treatment with nebokitug. Overall, this study confirmed and extended the safety and tolerability profile of nebokitug and demonstrated clinically relevant changes in biomarkers associated with lung inflammation and fibrogenesis, further supporting nebokitug’s anti-inflammatory and anti-fibrotic effects.

Moreover, we believe that these results add to the data suggesting that nebokitug has the potential to attenuate lung inflammation and fibrosis, further strengthening the rationale for treating SSc patients with this drug. These new clinical data also contribute to a growing body of evidence demonstrating nebokitug’s anti-fibrotic and anti-inflammatory effects in varied organs including the lung, liver and skin.

Primary endpoints for the study were safety and tolerability. Secondary endpoints included the evaluation of the pharmacokinetic and target engagement profile of the SC formulation as well as changes in relevant biomarkers that may provide further mechanistic understanding of nebokitug effects on liver fibrosis. This trial was primarily designed to assess a subcutaneous formulation of nebokitug and to evaluate the drug’s impact on liver fibrosis biomarkers relevant to both MASH and fibro-inflammatory conditions that represent the focus for Chemomab, such as PSC and SSc.

The randomized, placebo-controlled trial enrolled 23 MASH patients with stage F1c, F2 and F3 disease who were randomized to receive either nebokitug or placebo. Patients received eight doses of 5 mg/kg of study drug administered by subcutaneous injection once every two weeks, for a treatment period of 16 weeks. Key findings of the nebokitug Phase 2a trial included the following.

•
Nebokitug appeared to be well tolerated when administered subcutaneously. Most reported adverse events observed were mild, with one unrelated serious adverse event reported. No significant injection site reactions were reported and no anti-drug antibodies were detected.

•	Nebokitug administered subcutaneously demonstrated favorable pharmacokinetics and target engagement profiles as expected and were similar to what we have previously reported.

•	Nebokitug-treated patients showed greater improvements than the placebo group in a number of liver fibrosis-related biomarkers, including ProC-3, ProC-4, ProC-18, TIMP-1 and ELF.

•
A majority of nebokitug-treated patients showed improvements in more than one liver fibrosis-related biomarker—almost 60% of nebokitug patients responded in at least three biomarkers at week 20, compared to no patients in the placebo group.

•
A higher proportion of patients in the nebokitug-treated group showed improvement in a physiologic measure of liver stiffness as compared to placebo (reduction of at least one grade of fibrosis score as assessed by the non-invasive elastography method known as FibroScan®).

•
Nebokitug-treated patients with higher CCL24 levels at baseline showed greater reductions in fibrosis-related biomarkers than patients with lower levels. Multiple fibrosis-related biomarkers showed more pronounced reductions in nebokitug-treated patients who had higher CCL24 levels at baseline than in patients with lower CCL24 levels at baseline, adding to the growing body of evidence validating the role of CCL24 in the pathophysiology of fibrotic liver disease.

•
After completion of the study, the unblinded data showed that patients in the nebokitug-treated group had higher baseline levels of fibrosis compared to placebo patients. The impact of this difference on the results, if any, is unknown.

Secondary analysis results of Phase 2a study in patients with liver fibrosis derived from MASH

In June 2023, at the 2023 EASL Congress, Chemomab researchers reported topline results from secondary analyses of the Phase 2a liver fibrosis trial assessing nebokitug, in patients with MASH. The results were included in a late-breaking poster presentation.

Overall, the data showed improvements across an additional set of inflammatory and fibrotic biomarkers that are consistent with the positive clinical results Chemomab released in January of 2023. Additionally, in MASH patients at greater risk of disease progression, nebokitug treatment resulted in a greater biomarker response than in MASH patients with lower risk disease or in placebo-treated patients.

The new analyses assessed additional biomarkers and also used the FibroScan-AST (FAST) score to categorize study patients based on progressive disease risk, thereby enabling the evaluation of nebokitug activity in the main target population of patients with more active disease. FAST is a validated score composed of non-invasive FibroScan® and AST measurements that is used to identify patients with a high risk of MASH progression. The results showed that:

•	FAST scores were improved in a higher proportion of nebokitug-treated patients than in placebo patients.

•	Nebokitug-treated patients with higher FAST scores demonstrated greater improvements in key fibro-inflammatory biomarkers, such as Pro-C3, than patients with lower FAST scores or placebo patients.

•
Nebokitug-treated patients with higher FAST scores showed improvements in several fibro-inflammatory biomarkers generally comparable to those achieved in several recent successful MASH clinical trials.

Additionally, in these secondary analyses, nebokitug-treated patients showed improvements in an additional set of biomarkers associated with active fibrosis and inflammation:

•	FIB-4, an index for determining MASH status that includes age, platelet count, AST and ALT levels, was improved in nebokitug-treated patients vs. placebo patients.

•	AST/ALT ratio, a liver enzyme ratio, was improved in nebokitug-treated patients vs. placebo patients.

•	Neutrophil-to-Lymphocyte Ratio (NLR), an indicator of inflammation, was improved in nebokitug-treated patients vs. placebo patients, and NLR was further improved in groups with higher FAST scores.

•
PRO-C3, which captures active fibrogenesis and correlates with fibrotic disease severity, was improved in nebokitug-treated patients vs. placebo patients and was further improved in groups with higher FAST scores. As an overall indicator of fibrogenesis and fibrotic disease, PRO-C3 is also considered a potential "bridge" to PSC and other anti-fibrotic indications.

We believe the that the data analyses from this trial provide important insights in support of the nebokitug development program, including the favorable safety and tolerability of nebokitug in patients with serious liver disease, confirmation of early signs of biomarker activity that are relevant for a number of fibro-inflammatory disorders, and support of the tolerability and pharmacokinetic data needed to assess next steps in the development of our current subcutaneous formulation.

SPRING Trial: Phase 2 Clinical study in PSC

The Phase 2 SPRING trial in PSC was a randomized, double-blind, placebo-controlled, study designed to evaluate the safety and efficacy of nebokitug in adult subjects with PSC. Participants must have a serum alkaline phosphatase, or ALP, level of at least 1.5 times the upper limit of normal (x 1.5 ULN). Subjects with concomitant inflammatory bowel disease (IBD) are eligible for recruitment if their disease is stable and there is an absence of high-grade dysplasia in colonic biopsies within 18 months of randomization. Subjects were randomized to receive 10 mg/kg or 20mg/kg of nebokitug IV, or placebo, in a 2:1 ratio. Patients received a dose of investigational product once every three weeks for a total of five administrations resulting in a total coverage of 15 weeks during the double-blind portion of the study. The study design also includes a 33-week long open-label extension period during which all participants receive either 10 mg/kg or 20 mg/kg of nebokitug via IV administration every three weeks.

The primary endpoint for the study is safety and tolerability. Secondary endpoints include evaluations of changes from baseline in the fibrotic marker enhanced liver function, or ELF, score at week 15 as well as evaluation of change in liver stiffness using elastography. ELF score is a biochemical test panel made up of serum markers that are indicators of the extracellular matrix. Additional secondary endpoints included evaluations of changes from baseline in liver enzymes and additional fibrotic markers, including ALP, AST, ALT, total bilirubin, Pro-C3, as well as PK, PD and ADA parameters. Measurements of cholestasis related activity like pruritus were also evaluated.

Nebokitug SPRING Trial – Overview of Key Results

Nebokitug met the primary study endpoint, demonstrating it is well tolerated over the 15-week treatment period. Nebokitug -treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including assessments of changes from baseline relative to placebo at Week 15 in liver stiffness; in liver fibrosis biomarkers, including the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; in total bilirubin and liver function tests; in pruritus (itch) and in markers of inflammation.

Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was seen in the study arm receiving 20 mg/kg of nebokitug and in the prespecified subgroup of PSC patients with moderate/advanced disease. Since PSC is a slowly progressive disease, longer duration of treatment with nebokitug may also result in greater improvement in patient populations with lower disease burden, with the goal of slowing or preventing disease progression.

Primary Endpoint

Nebokitug demonstrated it was well-tolerated over the 15-week treatment period. It also exhibited favorable and dose-dependent pharmacokinetic profiles. Adverse events, which most commonly included fatigue, headache, and pruritus, were generally mild/moderate and distributed similarly between the placebo and nebokitug -treated dosing arms.

Key Secondary Endpoints

Liver Stiffness Measures Improved in Nebokitug -Treated PSC Patients

Notably, both doses of nebokitug improved liver stiffness relative to placebo at Week 15, with a statistically significant improvement achieved in patients with moderate/advanced disease This is the first time that an investigational drug for the treatment of PSC has demonstrated significant improvements in liver stiffness in a relatively short study.

ELF Score Improved in Nebokitug -Treated PSC Patients

Patients treated with the 20 mg/kg dose of nebokitug with moderate/advanced disease had reduced ELF scores relative to placebo at all time points in the trial. In addition, in all patients treated with the 20 mg/kg dose of nebokitug, ELF changes  from baseline remained consistently below 0.19, a recognized threshold for predicting long-term PSC-related clinical events.

PRO-C3 Improved in Nebokitug -Treated in PSC Patients

Reductions in PRO-C3 levels at Week 15 relative to placebo were observed in patients receiving both the 10 mg/kg and 20 mg/kg doses of nebokitug. PRO-C3, a serum biomarker of type III collagen synthesis, has been shown to be elevated in patients with PSC and has been identified as an independent predictor of transplant-free survival in PSC.

Total Bilirubin Improved in Nebokitug -Treated PSC Patients

Bilirubin is a key biomarker that is an indicator of bile duct health. Nebokitug -treated patients showed a dose-dependent improvement in total bilirubin relative to placebo at Week 15 that further supports the anti-cholestatic activity of nebokitug

5-D Itch Scale Total Pruritus Scores Improved in Nebokitug -Treated PSC Patients

Pruritus total scores on the 5-D Itch Scale relative to placebo improved in nebokitug -treated patients, who demonstrated decreased pruritus scores compared to placebo starting as soon as six weeks after their first dose. Nebokitug -treated patients experienced decreased pruritus scores across all timepoints compared to placebo and the decrease reached statistical significance in patients receiving the 10 mg/kg dose at Week 15.

Liver Function Tests Improved in Nebokitug -Treated PSC Patients

All liver function tests improved in nebokitug -treated patients relative to placebo at Week 15. Levels of alkaline phosphatase (ALP), alanine aminotransferase (ALT) aspartate aminotransferase (AST) and gamma-glutamyl transferase (GGT) decreased in nebokitug -treated patients receiving the 20 mg/kg dose.

Anti-inflammatory Activity Demonstrated in Nebokitug -Treated PSC Patients

Levels of the inflammatory cytokines IL-6 and TGFβ1, which are known to play an important role in inflammation and fibrosis, were reduced in nebokitug -treated patients relative to placebo at Week 15. The reduction reached statistical significance in moderate/advanced disease patients receiving the 20 mg/kg dose.

SPRING Trial Open Label Extension (OLE)

More than 90% of SPRING trial patients eligible to participate in the OLE (50 out of 54 eligibles) chose to continue. OLE participants who had been in the treatment arms of the 15-week double-blinded portion of the SPRING trial received another 33 weeks of treatment with nebokitug, for at total of up to 48 weeks of treatment, and former placebo patients crossed over to receive 33-weeks of treatment with nebokitug.

The OLE study confirmed that in PSC patients receiving 10 mg/kg or 20 mg/kg of nebokitug administered once every three weeks for 48 weeks, the drug was safe and well-tolerated and resulted in positive effects, including continued improvements in key liver biomarkers such as the ELF score, the fibrosis-related components of ELF and the fibrosis biomarker PRO-C3. Liver stiffness scores (transient elastography), as measured by FibroScan® were substantially lower in the nebokitug-treated patients with moderate/advanced disease compared to matching historical controls. Cholestasis-related markers stabilized over 48 weeks of treatment and total serum bile acids were reduced. OLE patients with moderate/advanced disease treated with nebokitug for 48 weeks showed a significantly lower number of clinical events (4.8%) compared to matching historical controls (25.8%). Results from the patients receiving placebo in the double-blinded period who rolled over to receive 33 weeks of treatment with nebokitug during the OLE were consistent with the results in patients treated with nebokitug in the double-blinded study, including stabilization of ELF scores and improvements in liver stiffness compared to baseline.

Nebokitug Treatment for 48 Weeks Stabilizes Risk of Disease Progression as Determined by ELF Score

All patients
10 mg/kg (n=8)
20 mg/kg (n=21)
Mean (SE) ELF score change from baseline
Baseline
15
30
48
Week
Moderate/advanced patients
10 mg/kg n=4
20 mg/kg n=10
Mean (SE) ELF score change from baseline
0
15
30
48
Week

All Patients-All OLE completers, Moderate/advanced by ELF (ELF>9.8 at baseline)

Nebokitug Treatment for 48 Weeks Slowed Progression of Liver Stiffness Compared to Historical Controls

All patients
Mean (SE) LSM change from baseline [kPa/year]
10mg/kg n=7
20mg/kg n=22
All nebokitug n=29
Historical control n=103
Moderate/ advanced patients
p=0.039
Mean (SE) LSM change from baseline [kPa/year]
10mg/kg n=5
20mg/kg n=10
All nebokitug n=15
Historical control n=40

Moderate/ Advanced by LSM (F2-F3)- 8.7<TE (kPa) <14.4, Historical control-Corpechot et al 2014

Nebokitug 20 mg/kg Treatment for 48 Weeks Reduced Key Fibrotic Biomarkers

ELF Components PIIINP & TIMP1 along with Pro-C3 were reduced over time in a dose-dependent way

PIIINP
TIMP1
Pro-C3
All patients
10 mg/kg (n=8)
20 mg/kg (n=21)
10 mg/kg n=8
20 mg/kg n=20
Moderate/Advanced Patients
10 mg/kg (n=4)
20 mg/kg (n=10)
10 mg/kg (n=4)
20 mg/kg (n=9)
Baseline
15
30
48
Week

Moderate/advanced (ELF>9.8 at baseline)

The company views the broad and consistent stabilization and improvement in disease-related biomarkers for up to 48 weeks of nebokitug treatment in the OLE results, including reductions in the risk of disease progression as shown by the ELF score, as directly translatable and potentially derisking to the planned nebokitug PSC Phase 3 study. Additionally, the new data  showed a lower rate of clinical events in patients treated with nebokitug for up to 48 weeks compared to historical controls, further increasing confidence in the Phase 3 trial design, where the primary endpoint is reduction in time to first clinical event. The findings represent an important milestone in Chemomab’s continued clinical progress and reinforce the rationale for the planned Phase 3 trial that provides a pathway to potential full regulatory approval for nebokitug in PSC.

Phase 2 in SSc

Chemomab has a Phase 2 ready study in SSc that may enable proof-of-concept and further elucidation of different nebokitug mechanisms of action in treating SSc skin, lung and vascular damage. The U.S. FDA cleared our IND application to commence the Phase 2 SSc trial

 Competition

The development and commercialization of new drug products is highly competitive across major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. We face competition with respect to our current product and expect to face competition with respect to any product candidates that we may develop or commercialize in the future. Specifically, there are a number of companies developing treatments for fibrotic/inflammatory diseases, including multiple major pharmaceutical and biotechnology companies with substantially greater resources than us. We are a small biotech company with limited resources compared to the major pharmaceutical companies, however, we believe that the unique nebokitug platform together with our knowledge and experience in inflammatory-fibrotic research provides us with competitive advantages.

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

We are assessing nebokitug, a first-in-class monoclonal antibody that interferes directly with both inflammation and fibrosis, into clinical development for the treatment of PSC and SSc. There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrotic indications like PSC and SSc, such as, Mitsubishi Tanabe Pharma, Horizon Therapeutics, Pliant Therapeutics, and others. However, we know of no other companies currently in clinical development with a monoclonal antibody that targets CCL24.

Although the approach is novel with respect to targeting both inflammation and fibrosis, we will need to compete with products further advanced in the pipeline towards market approval. Investigational products, include:

•	PSC

There are currently no FDA-approved therapies for the treatment of PSC. Companies currently developing product candidates in Phase 3 clinical studies include Dr. Falk Pharma, targeting cholestasis and liver metabolism (Dr. Falk; norUrso), rather than anti-fibrotic and anti-inflammatory manifestations of PSC. Other companies with clinical candidates in earlier stages of development include Mirum Pharmaceuticals and NGM Bio. As shown in the table below, most competitors are targeting the metabolic or symptomatic aspects of PSC. Only the Chemomab and NGM Bio compounds have disease modifying potential, and we believe that our unique dual anti-fibrotic and anti-inflammatory activity gives nebokitug a potential advantage.

•	SSc

There are currently two FDA approved products for the treatment of clinical manifestations of SSc--nintedanib, marketed by Boehringer Ingelheim GmbH and tocilizumab, marketed by Hoffmann-La Roche for the treatment of interstitial lung disease. Companies currently developing product candidates in SSc in early clinical stage include Amgen, Merck, GSK, Boehringer Ingelheim , AstraZeneca, and others. Additionally a number of pharmaceutical and biotechnology companies are in the early stages of assessing new approaches that might be applicable to the treatment of SSc, such as CAR-T cell therapies.

The availability of reimbursement from government and other third-party payors will affect the pricing and competitiveness of nebokitug and any future products. More advanced competitors also may obtain regulatory approval for their products more rapidly than us, which could result in competitors establishing a strong market position.

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

Company Owned Intellectual Property

We own multiple families of patent applications that pertain to anti-CCL24 monoclonal antibody compositions capable of blocking CCL24 activity and methods for treating or preventing diseases associated with inflammation and fibrosis. Certain applications in these families relate to our nebokitug antibody, backup variants, various unit dosages, dosing regimens, and other routes of administration. Patents that are or will be issued from these submissions will expire between the years 2035 to 2041, subject to possible patent term adjustments and/or extensions.

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

Material Agreements

Tel-Aviv Souraski Medical Center (TASMC) License Agreement

In December 2011, we entered into a license agreement, or the TASMC Agreement, with the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., or TASMC, for the research, development and commercialization of the CCL24 platform and CCR3 blockade platform (nebokitug), which license includes patent rights covering the foregoing platforms and related know how and products. Under the terms of the TASMC Agreement, we are responsible for the research, development, manufacturing and commercialization of nebokitug. This license was granted on an exclusive basis and we were also granted rights to sublicense the instant license to third parties pursuant to certain terms described therein.

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

CMC Collaboration Agreement

In June 2015, we entered into a collaboration agreement, or the CMC Agreement, with CMC ICOS Biologics, Inc. (acquired by AGC Biologics in 2018), or CMC, which, under the terms thereof, granted the us certain licenses to use proprietary rights, materials and know-how of CMC for purposes of research and development of nebokitug as well as commercialization thereof. Pursuant to the terms of the CMC Agreement, we received (i) a worldwide, non-exclusive, non-transferable, non-sublicensable license for research purposes, or the Research License, and (ii) an option, or the Option License, to a worldwide, non-exclusive, non-transferable, sublicensable license for commercialization purposes, subject to a fee schedule in addition to that described below.

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

Manufacturing

Our product candidate, nebokitug, is a monoclonal antibody amenable to standard formulation technologies. We have developed the biological process and manufactured kilogram quantities through processes similar to the manufacturing processes that will be required to provide drug product for the Phase 2 clinical studies. The manufacturing process of the drug substance used for such product candidates is robust, well established and requires the use of readily available starting materials. The biological route is amenable to large-scale production and does not require unconventional equipment or handling during the manufacturing process. We have obtained an adequate supply chain of the drug substance for nebokitug from our contract manufacturing organization, or CMO, to satisfy both our clinical and preclinical requirements for this year. We rely on a sole supplier for the manufacture of nebokitug. Our manufacturer has the capabilities to support late stage clinical studies as well as product launch and marketing.

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

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA/BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA/BLA, the FDA agrees to accept sections of the NDA/BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA/BLA. In November 2023, the Company announced that the FDA had awarded Fast Track status to nebokitug for the treatment of PSC in adult patients.

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

Other U.S. healthcare laws

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

•
The federal civil and criminal false claims laws, including the FCA, which can be enforced through “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the AKS, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

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

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform services for them that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2032. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Bipartisan Budget Act of 2018, also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs that have been on the market for at least 7 years and biologics that have been on the market for at least 11 years, and, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements; requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation; and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the second Trump administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which we receive approval. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals, executive orders, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

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

Employees and Human Capital Resources

As of December 31, 2024, we had 16 employees / consultants, including 6 with Ph.D. or M.D. degrees and including 11 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

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

Overview

We are a clinical-stage biotechnology company focused on the discovery and development of innovative therapeutics for fibrotic and inflammatory diseases with high unmet needs. Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation, we have developed nebokitug, a monoclonal antibody designed to bind and block CCL24 activity. nebokitug has demonstrated the potential to treat multiple severe and life-threatening fibrotic and inflammatory diseases.

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc) for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 77 thousand patients suffering from PSC in the United States., European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

Nebokitug, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that nebokitug interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action.  We are currently concluding a Phase 2 clinical study of nebokitug in PSC, a rare obstructive and cholestatic liver disease, with sites in the United States, Europe and Israel. Positive topline results from the double-blinded and open label portions of this trial were reported in July, 2024 and March 2025, respectively.

The randomized, placebo-controlled study design included two doses of nebokitug (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all eligible patients could receive nebokitug for an additional 33 weeks. In the Phase 2 study, nebokitug achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15-weeks of treatment. Moreover, nebokitug is among the first investigational drugs to show a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritus, a cholestatic indicator of great relevance to patients. Nebokitug is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. Data from the open label extension portion of the trial was recently reported showing continued safety and anti-fibrotic, anti-inflammatory and anti-cholestatic activity of nebokitug over 48 weeks of treatment . The company had an End of Phase 2 meeting with the FDA in December, 2024 to discuss the Phase 2 SPRING trial results and the path forward to Phase 3 and potential regulatory approval for PSC. Chemomab and the FDA aligned on the design of a single, clinical-events-driven Phase 3 trial.  If successful in finalizing a strategic partnership or a major financing, Chemomab could initiate this pivotal trial in PSC before the end of 2025.

The nebokitug SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on the nebokitug PSC program.  We believe that nebokitug could have disease-modifying potential in this poorly treated condition. While our primary focus is on these two rare indications, we previously reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to metabolic dysfunction-associated steatohepatitis (MASH).  This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of nebokitug. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of nebokitug in other fibro-inflammatory conditions. The results showed that the trial met its primary endpoint of safety and tolerability, and that nebokitug demonstrated consistent data trends and positive activity across secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments. A secondary analysis, that further confirmed and extended these initial results was reported at the 2023 EASL Congress in June 2023.

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

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Operating Expenses:
Research and development	$11,327	$18,381	$16,977
General and administrative	3,412	7,078	11,556
Total operating expenses	14,739	25,459	28,533

Financing income, net	(794)	(1,238)	(353)
Loss before taxes	13,945	24,221	28,180
Taxes benefit	-	-	(534)

Net loss	$13,945	$24,221	$27,646

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2024, Compared to the Year Ended December 31, 2023

Research and development expenses

Research and development expenses decreased by approximately $7.1 million, or 38%, to approximately $11.3 million for the year ended December 31, 2024, compared to approximately $18.4 million for the year ended December 31, 2023. The decrease resulted due to production for clinical trial done in 2023 and decrease in clinical related expenses due to completion of phase 2 clinical study in Q3 2024.

General and administrative expenses

General and administrative expenses decreased by approximately $3.7 million, or 52%, to approximately $3.4 million for the year ended December 31, 2024, compared to approximately $7.1 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in headcount, professional fees, insurance expenses and share-based compensation.

Financing  income, net

Financing income, net, decreased by approximately $444 thousand, or 36%, to net income of $794 thousand for the year ended December 31, 2024, compared to a net income of $1,238 thousand for the year ended December 31, 2023. The decrease was primarily due to a reduction in the amount of deposits and cash and cash equivalents between the periods. Financing income, net for the year ended December 31, 2024, was primarily related to interest income on deposits offset by foreign currency exchange rate differences.

Year ended December 31, 2023, Compared to the Year Ended December 31, 2022

Research and development expenses

Research and development expenses increased by approximately $1.4 million, or 8.3%, to approximately $18.4 million for the year ended December 31, 2023, compared to approximately $17.0 million for the year ended December 31, 2022. The increase resulted primarily from an increase in from a continued investment in the clinical programs of the Company.

General and administrative expenses

General and administrative expenses decreased by approximately $4.5 million, or 38.8%, to approximately $7.1 million for the year ended December 31, 2023, compared to approximately $11.6 million for the year ended December 31, 2022. This decrease was primarily due to decrease in headcount and professional fees and insurance expenses and share-based compensation.

Financing income, net

Financing income, net, increased by approximately $885 thousand, or 251%, to net income of $1,238 thousand for the year ended December 31, 2023, compared to a net income of $353 thousand for the year ended December 31, 2022. Financing income , net for the year ended December 31, 2023, was primarily related interest income on deposits offset by foreign currency exchange rate differences.

Taxes on Income

The tax benefit in 2022 is related to a tax return of Chemomab Therapeutics Inc., a wholly owned subsidiary of ours, derived by carryback of net operating losses

 Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,				Increase/(decrease)
	2024	2023	2022		%
	(in thousands)
Net cash used in operating activities	$(15,386)	$(23,611)	$(20,370)	$8,225	35%
Net cash provided by investing activities	2,297	15,879	19,533	(13,582)	(86)%
Net cash provided by (used in) financing activities	9,868	3,504	(808)	6,364	182%
Net decrease in cash, cash equivalents and restricted cash	$(3,221)	$(4,228)	$(1,645)	$1,007	24%

Year ended December 31, 2024, Compared to the Year Ended December 31, 2023

Operating activities

Net cash used in operating activities for the year ended December 31, 2024, was approximately $15 million and included net loss of $13.9 million, and by net cash used by changes in operating assets and liabilities of approximately $2.1 million offset by non-cash charges of $0.7 million, which mainly included share-based compensation expenses.

Net cash used in operating activities for the year ended December 31, 2023, was approximately $23.6 million and included net loss of $24.2 million, partially offset by net cash used by changes in operating assets and liabilities of approximately $0.9 million and non-cash charges of $1.6 million, which mainly included share-based compensation expenses.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2024, was approximately $2.3 million, due to decrease in short term deposits.

Net cash provided in investing activities for the year ended December 31, 2023, was $15.9 million, due to decrease in short term deposits.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2024, was approximately $9.9 million due to proceeds from issuance of shares net of issuance costs.

Net cash provided by financing activities for the year ended December 31, 2023, was $3.5 million, consisting of $2.9 million of proceeds from issuance of shares net of issuance costs , $0.6  of proceeds from the sale of treasury shares.

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

Net cash used in operating activities for the year ended December 31, 2022 was approximately $20.4 million and included net loss of $27.6 million, partially offset by net cash used by changes in operating assets and liabilities of approximately $4.0 million and non-cash charges of $3.3 million, which mainly included share-based compensation expenses.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2023, was $15.9 million, which was primarily related to funds received from bank deposits.

Net cash provided by investing activities for the year ended December 31, 2022, was approximately $19.5 million, which was primarily related to investment in short-term deposits offset by purchasing of fixed assets.
 Financing activities

Net cash provided by financing activities for the year ended December 31, 2023, was approximately $3.5 million, consisting of $2.9 million of proceeds from the sale of ADSs, $0.6  of proceeds from the sale of treasury shares.

Net cash used in financing activities for the year ended December 31, 2022, was approximately $0.8 million, consisting of $0.3 million of proceeds from the sale of ADSs, $0.14 million of proceeds from the exercise of stock options offset by the repurchase of shares in the amount of $1.2 million.

Funding Requirements

We expect our expenses to increase substantially as we advance the clinical trials of our product candidate. In addition, we expect to continue to incur additional costs associated with operating as a public company.

We believe that our existing cash, cash equivalents and bank deposits will enable us to fund our operating expenses and capital expenditure requirements through March 31, 2026. This means that there is a substantial doubt about our ability to continue as a going concern, and that we will be required to raise additional funds to support our operations and continue as a going concern. While we believe that we can raise additional funds, there can be no assurance that these efforts will be successful or sufficient. We have based these estimates on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

On April 30, 2021, we entered into the Sales Agreement with Cantor Fitzgerald & Co. (Cantor). Pursuant to the Sales Agreement, we may offer and sell, from time to time, ADSs having an aggregate offering price of up to $75 million through Cantor (the “Cantor ATM Facility”). Sales of ADSs, if any, under the Sales Agreement will be issued and sold pursuant to our Registration Statement on Form S-3 which was declared effective on May 17, 2021, and will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act.  Pursuant to the Sales Agreement, Cantor has agreed to act as sales agent on a best efforts basis and use commercially reasonable efforts to sell on our behalf all of the ADSs we requested to be sold in accordance with the Sales Agreement, consistent with Cantor’s normal trading and sales practices, on mutually agreed terms.

On April 25, 2022, we filed a prospectus supplement with the SEC for the issuance and sale of up to $18,125,000 of ADSs in connection with the reactivation of the Cantor ATM Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities we are able to offer and sell under such registration statement during any twelve month period to one-third of our unaffiliated public float.

In October 2023, we entered into an At the Market Offering Agreement (the “Roth ATM Agreement”) with Roth Capital Partners, LLC, (“Roth”). Pursuant to the Roth ATM Agreement, we may offer and sell, from time to time, our ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement (the “Roth ATM Facility”). Accordingly, in October 2023, we filed a prospectus supplement with the SEC for the issuance and sale of up to $2,863,664 of our ADSs in connection with the reactivation of the Roth ATM Facility.

On November 15, 2024, we filed a prospectus supplement with the SEC for the issuance and sale of up to $8,626,564 of ADSs in connection with the Roth ATM .Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities we are able to offer and sell under such registration statement during any twelve month period to one-third of our unaffiliated public float.

On July 25, 2024, we entered into a Securities Purchase Agreement with the Purchasers as identified therein, pursuant to which we sold to the Purchasers: (i) 4,148,867 ADSs, at a purchase price of $1.235 per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 3,948,300 ADSs at a purchase price of $ 1.2349 per warrant (the July 2024 Private Placement). The Pre-Funded Warrants will have an exercise price of $0.0001 per ADS, be immediately exercisable and remain exercisable until exercised in full. The July 2024 Private Placement closed on July 30, 2024, and we received gross proceeds from the July 2024 Private Placement of approximately $10.0 million before deducting any offering expenses. On August 23, 2024, we filed a Registration Statement on Form F-3 with the SEC for the issuance and sale of the 8,097,167 of ADSs sold to the Purchasers in the July 2024 Private Placement.

During the year ended December 31, 2022, we sold 130,505 ADSs at an average price of USD 2.11 per ADS, through the Cantor ATM Facility, resulting in gross proceeds of $275,000.

During the year ended December 31, 2023, we sold 1,800,000ADSs at an average price of USD 0.96 per ADS, through the Roth ATM Facility, resulting in gross proceeds of USD1.73 million and 772,900 ADSs at an average price of  USD 1.83 per ADS, through the Cantor ATM Facility, resulting in gross proceeds of approximately USD1.4 million

During the year ended December 31, 2023, we sold 582,023 ADSs which were held in treasury for consideration of approximately $580 thousand.

During the year ended December 31, 2024, we sold 503,009 ADSs at an average price of USD 1.65 per ADS, through the Roth ATM Facility, resulting in gross proceeds of approximately $0.8 million shown in the accompanying consolidated financial statements, we have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of December 31, 2024, of $102.6 million. We have financed operations to date primarily through public and private placements of equity securities. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash, cash equivalents and bank deposits will be sufficient to fund our projected cash needs through March 31, 2026. To meet future capital needs we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be available to us on favorable terms or at all. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition.

Current Outlook

We estimate that our current liquidity resources will allow us to execute our business plans through March 31, 2026.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

 The following table sets forth the name and position of each of our executive officers and directors as of March 31, 2025:

Name	Age	Position
Executive Officers:
Adi Mor	43	Director, Chief Executive Officer and Chief Scientific Officer
Sigal Fattal	54	Chief Financial Officer
Matthew Frankel	56	Chief Medical Officer
Non-Employee Directors:
Nissim Darvish†(2)(3)	59	Chairman of the Board
Alan Moses†(1)	76	Director
Claude Nicaise†(1)	71	Director
Neil Cohen†(2)(3)	60	Director
Jill Quigley†(1)	49	Director

† Independent Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

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

Alan Moses, MD, FACP has served on our Board since March 16, 2021. Dr. Moses is board certified by the ABIM with subspecialty certification in Endocrinology and Metabolism and is a Fellow of the American College of Physicians.  Dr. Moses serves as a Director for BiomX/APT Inc.  He also serves as Chair of the Board of Trustees of The diaTribe Foundation, a nonprofit located in San Francisco and as a member of the Board of Trustees of the Joslin Diabetes Center. Prior to that time, from 2008 to 2018, Dr. Moses served as the Global Chief Medical Officer of Novo Nordisk A/S (CPH: NOVO-B), a company he joined in 2004. Dr. Moses served as a Professor of Medicine at Harvard Medical School from 2002 to 2006, and in collaboration with MIT, he co-founded and co-directed the Clinical Investigator Training Program, which focused on training physician-scientists in translational research. Dr. Moses previously served as the Senior Vice President and Chief Medical Officer of the Joslin Diabetes Center from 1998 to 2004. Dr. Moses holds a BS from Duke University, North Carolina and an MD from Washington University School of Medicine, Missouri. He received additional postgraduate training at the National Institutes of Health and completed his endocrinology Fellowship at Tufts-New England Medical Center.

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

Compensation of Directors and Executive Officers

 The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2024, was approximately $2.5 million (including $0.4 million in share-based compensation). This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2023 and paid during the year ended December 31, 2024). This amount includes  amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

 During the year ended December 31, 2024, our directors and officers were granted options to purchase an aggregate of 1,645,020  ordinary shares (equal to 82,251 ADSs),  at a weighted average exercise price of $0.037 per share (equal to approximately $0.7 per ADS). In addition, 4,363,580 restricted ordinary shares (equal to 218,179 restricted ADSs) were granted to executive officers of the Company.

 The following is a summary of the salary expenses, bonus and social benefit costs of our three executive officers in 2024, or the “Covered Executives”. All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2024.

•	Adi Mor, Chief Executive Officer, Chief Scientific Officer and Director. Compensation expenses recorded in 2024 were $0.7 million in salary expenses.

•	Sigal Fattal, Chief Financial Officer. Compensation expenses recorded in 2024 were $0.5 million in salary expenses.

•	Matthew Frankel, Chief Medical Officer. Compensation expenses recorded in 2024 were $0.7 million in salary expenses and $77 thousand in social benefits.

 The salary expenses summarized above include the gross salary paid to the Covered Executives, severance and bonus. The benefit costs include the social benefits paid by us on behalf of the Covered Executives, contributions made by us to an insurance policy, pension fund or 401(K) fund.

 We also recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024, of $0.6 million.

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

Equity Incentive Plans

We maintain (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Plan and (iii) the 2015 Plan, which was assumed by our company from the Subsidiary upon the effectiveness of the Merger. At that time, outstanding options under the 2015 Plan became exercisable for such number of ADSs of our company (formerly known as Anchiano Therapeutics Ltd.) as was determined based on the exchange ratio in the Merger Agreement, with a reciprocal adjustment to exercise price. As of December 31, 2024, a total of 1,422,153 ADSs were reserved for issuance under the 2015 Plan, of which 172,276  ADSs had been issued pursuant to previous exercises options, and 456,745 ADSs were issuable under outstanding options. Of such outstanding options, options to purchase 333,869 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $$6.17 per ADS.

As of December 31, 2024, a total of 1,153,069 of ADSs were reserved for issuance under the 2017 Plan, of which 1,145,770 ADSs were issuable under outstanding options. Of such outstanding options, options to purchase 573,013 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $2.63 per ADS. No ADSs had been issued pursuant to previous exercises options.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to the following:

(i)
Quorum for Shareholder Meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

(ii)
Shareholder approval. We do not intend to follow Nasdaq Stock Market rules which require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

(iii)
Adoption or Amendment of Equity-Based Compensation Plans. We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires listed issuers to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements.

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

•	Class I consists of Nissim Darvish and Jill Quigley, each with a term expiring at the 2025 annual meeting of shareholders.
•	Class II consists of Neil Cohen and Claude Nicaise, each with a term expiring at the 2026 annual meeting of shareholders.
•	Class III consists of Adi Mor and Alan Moses, each with a term expiring at the 2027 annual meeting of shareholders.

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

As of December 31, 2024, we had 16 employees/consultants, including 6 with Ph.D. or M.D. degrees and including 10 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

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

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 377,132,220 ordinary shares outstanding as of December 31, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain relationships and related party transactions.”

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned
5% and Greater Shareholders
OrbiMed Israel (1)	1,860,906	9.99%
Sphera Funds Management Ltd. (2)	1,214,575	6.4%
Apeiron Group (3)	1,175,246	6.2%
Erik Otto (4)	1,155,000	6.1%
Rivendell Investments 2017-9 (5)	1,131,563	6.0%
Directors and Executive Officers
Adi Mor (6)	874,739	4.6%
Sigal Fattal (7)	93,264	*
Matthew Frankel (8)	96,392	*
Neil Cohen (9)	167,467	*
Nissim Darvish (10)	48,312	*
Alan Moses (11)	25,561	*
Claude Nicaise (12)	25,561	*
Jill Quigley (13)	18,981	*
All current executive officers and directors as a group (8 persons)	1,350,277	6.9%

* Less than one percent (1%)

(1)
Pursuant to a Schedule 13D/A filed with the SEC by OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”) and OrbiMed Israel GP Ltd. (“OrbiMed GP”, and together with OrbiMed BioFund, “OrbiMed Israel”) on September 16, 2024, such amount consists of (i) 1,741,274 ADSs, (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs and (iii) 90,816 ADSs issuable upon the exercise of pre-funded warrants to purchase ADSs. The foregoing pre-funded warrants are subject to an exercise limitation that prohibits the holder from exercising the pre-funded warrants to the extent that after giving effect to the issuance of ADSs after such exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 9.99% of the ADSs outstanding. OrbiMed GP, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, which is the entity that holds the foregoing securities. The address of OrbiMed Israel is 5 Hahoshlim St., Herzliya Pituach, Israel. Telephone: +972 73 2822600.

(2)
Pursuant to a Schedule 13G filed with the SEC on August 20, 2024 by Sphera Funds Management Ltd., Sphera Global Healthcare GP Ltd. and Sphera Global Healthcare Management LP, the foregoing beneficially own 1,214,575 ADSs, which are held directly by Sphera Biotech Master Fund, which has delegated its investment management authority to Sphera Global Healthcare Management LP. Sphera Global Healthcare Management LP is managed, controlled, and operated by its general partner, Sphera Global Healthcare GP Ltd., the shares of which are owned 90% by Sphera Funds Management Ltd.

(3)
The Apeiron Group consists of (i) Apeiron SICAV Ltd. - Presight Capital Fund One, of which owns 438,993 ADSs, (ii) Apeiron Presight Capital Fund II, LP, of which owns 693,028 ADSs and 28,817 ADSs issuable upon the exercise of warrants and (iii) Apeiron Investment Group Ltd., of which owns 14,408 ADSs issuable upon the exercise of warrants. Each of Fabian Hansen and Christian Angermayer may be deemed to share voting and investment power with respect to the ADSs held by the Apeiron Group.

(4)	Pursuant to a Schedule 13G filed with the SEC by Erik Otto on November 30, 2024, Mr. Otto is the beneficial owner of 1,155,000 ADSs.

(5)
Represents 1,108,509 ADSs held by Rivendell Investments 2017-9 LLC, or Rivendell, as reported by Rivendell on Schedule 13G filed with the SEC on March 26, 2021, and 23,054 ADSs, issuable upon the exercise of warrants. Rivendell is the shareholder of record. Peter Thiel is the beneficial owner of Rivendell and has sole voting and investment power over the securities held by Rivendell. The address of Rivendell is 1209 Orange Street, Wilmington, Delaware 19801.

(6)
Consists of (i) 317,075 ADSs owned directly by Dr. Mor, (ii) 200,236 ADSs owned by Dr. George, (Dr. Mor’s spouse), (iii) 323,703 ADSs issued to Dr. Mor, issuable upon the exercise of options within 60 days of the date hereof, and (iv) 33,725 options to purchase 33,725 ADSs issued to Dr. George, (Dr. Mor’s spouse) issuable upon the exercise thereof within 60 days of the date hereof.

(7)	Includes 2,555ADSs, and 90,709 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(8)	Represents 96,392ADSs issuable upon the exercise of options within 60 days of the date hereof.

(9)	Includes 141,218 ADSs, and 26,249 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(10)	Includes 1,200 ADSs, and 47,112 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(11)	Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(12)	Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(13)	Represents 18,981 ADSs issuable upon the exercise of options within 60 days of the date hereof.

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

•
Securities Purchase Agreement by and between Chemomab Ltd. and the Purchasers listed therein, dated July 25, 2024 (as filed with the SEC on July 25, 2024 as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein).

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

Israeli Tax Considerations

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The standard corporate tax rate in 2024 was 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technological Enterprise”, or a “Special Preferred Technological Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise” or to a “Special Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals - 20% and (iii) non-Israeli residents (individuals and corporations)- subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

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

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such a lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

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

Real Capital Gain accrued by individuals from the sale of our shares should generally be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2024).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2024, excluding surtax as discussed below) unless contrary provisions in a relevant tax treaty apply.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty, subject to the eligibility of such person to the treaty benefits. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S. Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the U.S. Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident, being an individual, was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our shares would be subject to Israeli tax, to the extent applicable; however, under the U.S. Israel Tax Treaty, a Treaty U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S. Israel Tax Treaty does not relate to tax credits against U.S. state or local taxes.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

We have not yet determined whether we were a PFIC for the  taxable year ended December 31, 2024, and the determination of our status as a PFIC for our 2025 taxable year is made at the end of the year, accordingly,  no assurances can be made in this regard. Our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). Among other matters, if our market capitalization subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

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

As of December 31, 2024, we had $14.3 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2023 and 2024. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our functional currency is the U.S. Dollar. We are exposed to foreign exchange rate risk. We are located in Israel, where part of our general and administrative expenses costs is incurred in New Israeli Shekels. During each of the years ended December 31, 2024, and 2023, we recognized foreign currency transaction gain of $9 thousand and $14 thousand, respectively, respectively. These foreign currency transaction gains  were recorded in financial expenses. We believe that a 10% change in the exchange rate between the U.S. Dollar and New Israeli Shekel would not have a material impact on our financial position or results of operations.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting at December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that assessment under those criteria, management determined that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, has audited the consolidated financial statements included in this annual report on Form 20-F, This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the exemption provided to issuers that are not “large accelerated filers” or “accelerated filers” under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

We granted no waivers under our Code of Ethics and Conduct in 2024.

Item 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for the years 2024, 2023 and 2022. The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2024, 2023 and 2022 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year ended December 31,
	2024		2023	2022
	(in thousands)
Audit Fees	$180		$233	$223

Audit-Related Fees	-		-	-

Tax Fees	5		4	30

All Other Fees		-	-	-

Total	$185		$237	$253

Audit Fees

Audit fees for the years ended December 31, 2024, 2023 and 2022 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Tax Fees

Tax fees for the years ended December 31, 2024, and 2023 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, relating to matters such as external directors, the audit committee, the compensation committee and an internal auditor.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirements.

We rely on this “foreign private issuer exemption” with respect to the following:

(i)          Quorum for Shareholder Meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued and outstanding voting power of our shares at each general meeting of shareholders, pursuant to the Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” then in such case, the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders).

(ii)         Shareholder approval. We do not intend to follow Nasdaq Stock Market rules which require shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow Israeli law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

(iii)       Adoption or Amendment of Equity-Based Compensation Plans. We have elected to follow Israeli corporate governance practice instead of the Nasdaq Listing Rule 5635(c), which requires listed issuers to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Association

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Registrant’s annual report on Form 20-F filed with the SEC on March 28, 2024)

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

4.5+
Chemomab Ltd. 2015 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-4 (SEC file number 333- 252070), filed with the SEC on January 13, 2021)

4.6+
Tel-Aviv Souraski Medical Center (TASMC) License Agreement between Chemomab Ltd. and the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., dated December 1, 2011, as amended on May 9, 2013 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.7+
CMC Collaboration Agreement between Chemomab Ltd. and CMC ICOS Biologics, Inc., dated June 7, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.8
Controlled Equity OfferingSM Sales Agreement, dated April 30, 2021, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2021)

4.9+
Employment Agreement, dated September 1, 2021, by and between Chemomab Therapeutics, Inc. and Dale Pfost (incorporated by reference to Exhibit 10.9 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.10+
Employment Agreement, dated November 8, 2021, by and between Chemomab Therapeutics, Inc. and Donald Marvin (incorporated by reference to Exhibit 10.10 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.11+
Consulting Agreement, dated April 18, 2022, by and between Chemomab Ltd. and Dr. Adi Mor (incorporated by reference to Exhibit 10.11 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.12
Sales Agreement, dated October 16, 2023, by and between the Registrant and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 16, 2023)

4.13
Securities Purchase Agreement by and between the Company and the Purchasers, as identified therein, dated July 25, 2024 (as filed with the SEC on July 25, 2024 as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s annual report on Form 10-K for the year-ended December 31, 2021, filed with the SEC on March 30, 2022)

11.1	Amended Insider Trading and Blackout Policy

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1†	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1
Chemomab Therapeutics Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F for the year-ended December 31, 2023, filed with the SEC on March 28, 2024)

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
† The certifications furnished in Exhibits 13.1 and 13.2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purposes of Section 18 or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.
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

CHEMOMAB THERAPEUTICS LTD.

Date: April 4, 2025	By:	/s/ Adi Mor
	Name:	Adi Mor
	Title:	Chief Executive Officer

Chemomab Therapeutics Ltd. and its subsidiaries Consolidated Financial Statements As of December 31, 2024

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Financial Statements as of December 31, 2024

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Chemomab Therapeutics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chemomab Therapeutics Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1C to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2015.
Tel Aviv, Israel
April 4, 2025

© 2025 KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

		December 31,	December 31,
	Note	2024	2023
Assets

Current assets
Cash and cash equivalents	3	6,071	9,292
Short-term bank deposit		8,195	10,492
Restricted cash		76	76
Other receivables and prepaid expenses	4	1,698	1,037

Total current assets		16,040	20,897

Non-current assets
Long-term prepaid expenses		385	559
Property and equipment, net	5	250	303
Operating lease right-of-use assets	6	289	392

Total non-current assets		924	1,254

Total assets		16,964	22,151

Current liabilities
Trade payables		666	516
Accrued expenses		1,563	3,423
Employee and related expenses		874	823
Operating lease liabilities	6	115	76

Total current liabilities		3,218	4,838
Non-current liabilities
Non-current operating lease liabilities	6	209	316
Total non-current liabilities		209	316
Commitments and contingent liabilities	7
Total liabilities		3,427	5,154

Shareholders' equity	8
Ordinary Shares no par value - Authorized: 4,650,000,000 and 650,000,000 Ordinary shares as of December 31, 2024, and December 31, 2023, respectively (*)
Issued and outstanding: 377,132,220, and 284,094,700 Ordinary shares of December 31, 2024 and 2023, respectively (*)		-	-
Additional paid-in capital		116,160	105,675
Accumulated deficit		(102,623)	(88,678)

Total shareholders’ equity		13,537	16,997

Total liabilities and shareholders’ equity		16,964	22,151

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares.

____________________________ Chief Executive Officer and Director	__________________ Chief Financial Officer

Date of approval of the financial statements: April 4, 2025

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Operations for the year ended

In USD thousands (except share and per share amounts)

		December 31,	December 31,	December 31,
	Note	2024	2023	2022
Operating expenses

Research and development	9	11,327	18,381	16,977

General and administrative	10	3,412	7,078	11,556

Total operating expenses		14,739	25,459	28,533

Financing income, net		(794)	(1,238)	(353)

Loss before taxes		13,945	24,221	28,180

Tax benefit	11	-	-	(534)

Net loss for the year		13,945	24,221	27,646

Basic and diluted loss per Ordinary Share	13	0.039	0.103	0.121
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	13	359,048,638	234,998,859	227,589,288

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares.

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

In USD thousands (except share amounts)

	Ordinary Shares (*)		Treasury Shares		Additional Paid In Capital	Accumulated Deficit	Total Shareholders’ Equity
	Number	USD	Number	USD	USD	USD	USD
Balance as of January 1, 2022	228,090,300	-	-	-	97,639	(36,173)	61,466
Share-based compensation	-	-	-	-	3,211	-	3,211
Issuance of shares, net of issuance costs	2,576,400	-	-	-	267	-	267
Exercise of options	1,970,000	-	-	-	143	-	143
Treasury shares at cost	-	-	(11,640,460)	(1,218)	-	-	(1,218)
Net loss for the year	-	-	-	-	-	(27,646)	(27,646)
Balance as of December 31, 2022	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223

Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223
Share-based compensation	-	-	-	-	1,491	-	1,491
Issuance of shares, net of issuance costs	51,458,000	-	-	-	2,924	-	2,924
Sale of treasury shares at cost	-	-	11,640,460	1,218	-	(638)	580
Net loss for the year	-	-	-	-	-	(24,221)	(24,221)
Balance as of December 31, 2023	284,094,700	-	-	-	105,675	(88,678)	16,997

Balance as of January 1, 2024,	284,094,700	-	-	-	105,675	(88,678)	16,997
Share-based compensation	-	-	-	-	617	-	617
Issuance of shares and pre-funded warrants, net of issuance costs	93,037,520	-	-	-	9,868	-	9,868
Net loss for the year	-	-	-	-	-	(13,945)	(13, 945)
Balance as of December 31, 2024	377,132,220	-	-	-	116,160	(102,623)	13,537

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares.

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Cash flows for the year ended

In USD thousands

	December 31,	December 31,	December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss for the year	(13,945)	(24,221)	(27,646)

Adjustments for operating activities:
Depreciation	53	67	58
Share-based compensation	617	1,491	3,211
Change in other receivables and prepaid expenses	(487)	903	(64)
Change in trade payables	150	(1,172)	352
Change in accrued expenses	(1,860)	45	2,823
Change in employees and related expenses	51	(737)	907
Change in operating leases	35	13	(11)
Net cash used in operating activities	(15,386)	(23,611)	(20,370)

Cash flows from investing activities
Investment in deposits	2,297	15,882	19,601
Purchase of property and equipment	-	(3)	(68)
Net cash provided by investing activities	2,297	15,879	19,533

Cash flows from financing activities
Exercise of options	-	-	143
Purchase of treasury share	-	-	(1,218)
Sale of treasury share	-	580	-
Issuance of shares net of issuance costs	9,868	2,924	267
Net cash provided by (used in) financing activities	9,868	3,504	(808)

Change in cash, cash equivalents and restricted cash	(3,221)	(4,228)	(1,645)

Cash, cash equivalents and restricted cash at beginning of the year	9,368	13,596	15,241

Cash, cash equivalents and restricted cash at end of the year	6,147	9,368	13,596

Supplementary cash flows information:

A. Cash paid and received during the year for:
Income taxes received	-	187	351
Interest received	814	1,463	972

 B.          Significant non- cash transaction:

Right-of-use asset recognized with corresponding lease liability	-	392	17

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 1 - General

A.
Chemomab Therapeutics Ltd. (hereinafter - "the Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel.

i.	The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis.
ii.	The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Inc. and Chemomab Therapeutics (Israel) Ltd.

B.
The Company relies on one supplier for the production of the CM-101 used in its product development. If this supplier fails to deliver or experiences production delays, the Company will be required to seek an alternative solution. Switching suppliers may cause manufacturing delays and higher costs, potentially delaying the product's development and impacting the Company’s operational results and financial position.

C.	Going concern uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. However, the Company has incurred recurring losses from operations as of December 31, 2024 of approximately $103 million and negative cash flows from operating activities in 2024 of $15.4 million with currently no products approved for sale.

As of December 31, 2024, the Company had cash, cash equivalents, and short-term deposits of $14.3 million. The Company’s current cash resources are sufficient to meet its planned expenditures through the end of March 2026. These indicators raising substantial doubt about its ability to continue as a going concern. The Company will be required to raise additional funds to support its operations and continue as a going concern. While management believes that the Company can raise additional funds, there can be no assurance that these efforts will be successful or sufficient.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 – Summary of Significant Accounting Policies

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 2 – Summary of Significant Accounting Policies (cont’d)

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

E.          Short-term bank deposits

Bank deposits with original maturities exceeding three months but less than one year are classified as part of short-term investments. These deposits are recorded at cost, which approximates their market value, including accrued interest. Interest earned on these deposits is recognized as financial income. As of December 31, 2024, the range of interest rates paid on these deposits was between 4.24% and 5.75% (2023: between 4.22% and 6.65%).

F.           Restricted cash

Restricted cash is primarily invested in highly liquid deposits. These deposits were used to secure office lease payments.

G.          Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged to operation as incurred. Depreciation is calculated based on the straight-line method and  the estimated useful lives of the assets and commences once the assets are ready for their intended use.

Annual rates at depreciation are as follows:

%
Computers	33
Laboratory equipment	10
Furniture and equipment	7
Leasehold improvement - over the shorter of the lease term or the estimated useful life of the improvement

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 2 - Summary of Significant Accounting Policies (cont’d)

H.          Impairment of long-lived assets

The Company’s property and equipment are reviewed for impairment in accordance with ASC 360, “Property and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. During the periods ended December 31, 2024, 2023 and 2022, no impairment losses have been recorded.

I.            Research and Development

Research and development costs are charged to operations as incurred. Most of the research and development expenses are for subcontractors and salaries.

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

Notes to the Financial Statements as at December 31, 2024

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

The carrying amounts of cash and cash equivalents, short-term deposits, trade payables, other receivables, and prepaid expenses approximate their fair value due to the short-term maturity of such instruments. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 2 - Summary of Significant Accounting Policies (cont’d)

N.          Severance pay

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. This plan has been accounted for as a defined contribution plan. Severance costs amounted to approximately $50 thousands, $86 thousands, and $142 thousands for the year ended December 31, 2024, 2023 and 2022, respectively.

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

P.          Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be 9% in 2024 and 2023 and 5% in 2022, The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. For lease agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all the fixed considerations in the contract. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 2 - Summary of Significant Accounting Policies (cont’d)

Q.          Segments

The Company has one reportable segment, focused on the research and development of therapeutics for conditions with high unmet medical needs involving inflammation and fibrosis. The Company’s chief operating decision maker ("CODM") is its chief executive officer of the company. The segment is managed on a consolidated basis, and the CODM uses total operating expenses and consolidated net loss to assess performance, forecast future financial results, and allocate resources.

In evaluating the Company's financial performance and making strategic decisions, the CODM regularly reviews operating expenses by function. Furthermore, the CODM is provided only with the consolidated expenses, as presented in the income statement disclosures (see Notes 9 and 10 with respect to salaries, professional services, consultants and subcontractors). This includes a review of budget versus actual expenses and direct program spending, which encompasses clinical costs, consultant fees, manufacturing expenses, and other direct external costs.

R.          Principles of consolidation

The consolidated financial statements include the accounts of the Company and its Subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

S.          Loss per ordinary share

Basic Loss per ordinary share are calculated using only weighted average ordinary shares outstanding. Diluted loss per share, if relevant, gives an effect to dilutive potential ordinary shares outstanding during the year.  Such dilutive shares consist of incremental shares, using the treasury stock method, from the assumed exercise of share options.

Note 3 - Cash and Cash Equivalents

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands
In USD	5,545	6,718
In NIS	525	2,574
In other currencies	1	*-

	6,071	9,292

* Less than 1 thousand

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 4 - Other Receivables and Prepaid Expenses

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands
Government institutions	263	289
Prepaid expenses	1,435	748

	1,698	1,037

Note 5 - Property and Equipment, Net

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands
Cost:
Computers	68	68
Furniture and equipment	33	33
Laboratory equipment	400	400
Website development	14	14
Leasehold improvements	14	14
	529	529
Less - accumulated depreciation	(279)	(226)

	250	303

Note 6 - Leases

On May 10, 2020, Chemomab entered into an office and lab space lease agreement (the "Agreement") for a three-year term in Atidim Park, Tel Aviv, with an option to extend for an additional three years. On October 24, 2021, the Company signed an amendment (the "Amendment"), under which it returned the previous space on December 12, 2021, and leased a larger space in the same location for three years through October 2024. In September 2024, the Company extended the agreement through October 2027. The annual lease and management fees are approximately $112 thousands, and a bank guarantee of approximately $76 thousands was issued to the property owner in 2023.

On September 30, 2024, the Company signed an addendum to the rent agreement stating that, as of January 1, 2025, the Company has an early termination period of 120 days for the lease agreement.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 6 – Leases (cont’d)

The above operating leases are included in “Operating lease right-of-use assets” on the Company’s Consolidated Balance sheets as of December 31, 2024 and 2023 represent the Company’s right to use the underlying asset for the lease term. The Company’s obligations to pay lease payments are included in the current liabilities as “Operating lease liabilities” and in the non-current liabilities as “non-current operating lease liabilities” in the Company’s Consolidated Balance sheets as of December 31, 2024 and 2023. Based on the present value of the lease payments for the remaining lease term of the Company’s existing lease agreement, the Company recognized operating right-of-use assets and operating lease liabilities of approximately $392 thousands on December 12, 2023.

During the year ended December 31, 2023, the Company recognized an increase in right of use assets of $392 thousand.

As of December 31, 2024 and 2023 amounts of operating right-of-use assets were $289 thousands and $392 thousand, respectively. The operating lease liabilities amounts were $324 thousands and $392 thousand, respectively.

As most of Chemomab’s leases do not provide an implicit rate, Chemomab uses its incremental borrowing rate based on the information available at the commencement date of each lease in determining the present value of lease payments. Chemomab’s incremental borrowing rate is a hypothetical rate based on its estimation of its theoretical credit rating. The rate was 9% in 2024 and 2023.

Maturities of lease liabilities under non-cancellable leases as of December 31, 2024, are as follows: (in thousands):

2025	120
2026	120
2027	106
Total future minimum lease payments	346
Less imputed interest:	(22)
Present value of operating lease liabilities	324

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

Chemomab has agreed to pay the Fund a non-refundable and non-creditable sublicense fees as a percentage of all Attributed Income (as such term defined in the License Agreement) and shall further pay the Fund royalties from sales made by sublicensee.
Royalties in percentage of Net sales or Service Income (as defined in the License Agreement), subject to certain additional terms set forth therein.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 7 - Commitments and Contingent Liabilities (cont’d)

In addition, with respect to each Licensed Product (as defined therein), Chemomab has agreed to pay the Fund the following non-refundable, non-creditable amounts:

(a)
$100 thousands upon submission of a New Drug Application (“NDA”), Biological License Application (“BLA”) or equivalent for each Licensed Product to the United States Food and Drug Administration (“FDA”), $100 thousands upon submission of a similar application for each Licensed Product to an equivalent foreign regulatory agency in Europe and one hundred thousands dollars upon submission of a similar application for each Licensed Product to an equivalent foreign regulatory agency in Asia. Payment in the aggregate shall not be more than $300 thousands per Licensed Product, provided that for each jurisdiction, payment shall be made only once.

(b)
$200 thousands upon the grant of FDA or equivalent agency marketing approval in Europe and/or Asia for each Licensed Product. Payment in the aggregate shall not be more than $600 thousands per Licensed Product, provided that for each jurisdiction, payment shall be made only once.

As of December 31, 2024, no payments were made to the Fund.

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

As of December 31, 2024 none of the above occurred and as such, no commitment exists.

B.
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

Chemomab did not receive any grants from the IIA in the years ended December 31, 2024, 2023 and 2022.

Since Chemomab ’s incorporation through December 31, 2024, Chemomab received $1,227 thousands from the IIA, which was recognized as a reduction of research and development expenses.

As of December 31, 2024, Chemomab had no commitment  to pay royalties.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 7 - Commitments and Contingent Liabilities (cont’d)

C.
In June 2015, Chemomab entered into a license agreement with subcontractor (“the Subcontractor”), under which the Subcontractor granted to Chemomab certain licenses to use proprietary rights of the subcontractor, materials and know how in the techniques and use of the same, for purposes of research and development of Chemomab 's product CM-101, as well as commercialization thereof. Further to the agreement, the Subcontractor also provides manufacturing services of intermediate and active pharmaceutical ingredients. According to the related manufacturing agreement, the manufacturing of the product is carried out by the Subcontractor in accordance with Chemomab's specifications and timeline.  From time to time, Chemomab and the Subcontractor have been signing additional agreements for additional manufacturing and final process lock of the product for clinical use. Under the agreement, Chemomab is also obligated to pay the Subcontractor royalties determined as a percentage of net sales of each licensee product.

During 2024, 2023 and 2022, Chemomab recorded expenses related to the above agreements in the amounts of $418 thousand, $4,832 thousands and $5,222 thousand, respectively. The expenses were recorded under research and development expenses.

D.	As of December 31, 2024 and 2023, the bank imposed restriction on a bank deposit in the amount of $76 thousand, for the purpose of securing lease payments under an office lease agreement.

E.
In  2022, the Israeli Tax Authority ("ITA") notified the Company that it had initiated a routine VAT audit covering the tax years 2017 through 2022. The ITA raised several claims, primarily regarding the recoverability of VAT related to the Merger Agreement expenses and the classification of the Company as a holding company. The Company accrued a provision for expenses of $638 thousands in the year ended December 31, 2022. On December 29, 2024, the Company and the ITA reached a settlement agreement stipulating that the Company would pay $538 thousand. The amount was paid in January 2025.

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

Notes to the Financial Statements as at December 31, 2024

Note 8 - Share Capital (cont’d)

2.          Dividends

The holders of the ordinary shares are entitled to receive dividends, when and as declared by the Board of Directors, and out of funds legally available.

Since its inception, the Company has not declared any dividends.

B.	Financing rounds

1.
On March 15, 2021, the Company entered into Securities Purchase Agreements with certain purchasers, pursuant to which the Company agreed to sell approximately $45.5 million of its American Depositary Shares (ADSs) in a private placement transaction, (or "The Private Placement"). The Private Placement closed on March 22, 2021, at which time the Company sold to the purchasers 2,619,270 ADSs together with warrants to purchase up to 261,929 ADSs at an exercise price of $17.35 per ADS. The warrants will expire five years from the date of issuance, and if exercised in full, will provide to the Company proceeds of approximately $4.5 million. 20 Ordinary Shares are equal to 1 American Depositary Share (ADS).

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 8 - Share Capital (cont’d)

4.
On September 19, 2022, the Company entered  into a share purchase agreement (the “Repurchase Arrangement”) with Dr. Adi Mor, co-founder of Chemomab Ltd., then Chief Scientific Officer and a director of the Company and Professor Kobi George, co-founder of Chemomab Ltd. (together with Dr. Adi Mor, the “Co-Founders”), whereby the Company agreed, subject to the requisite court approval required under Section 303(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), which the Company received on November 14, 2022, to repurchase up to 582,023 of the Company's ADSs owned by the Co-Founders, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase. Accordingly, on November 16, 2022, the Company repurchased 582,023 ADSs (the "Treasury Shares") from the Co-Founders at an average price of $2.0848 and for total consideration of approximately $1,218 thousand.

On November 17, 2023, the Company sold the Treasury Shares for an aggregate consideration of approximately $580 thousand.

5.
In October 2023, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to $2,863,664 of its ADSs in connection with the reactivation of the ATM Facility and pursuant to Rule 415(a)(6) under the Securities Act of 1933 Form F-3, which, subject to certain exceptions, limits the number of securities the Company may offer and sell under such registration statement to one-third of our unaffiliated public float.

6.
In October 2023, the Company entered into an At the Market Offering Agreement (the "Roth ATM Agreement") with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. From October 30, 2023, through December 31, 2024, the Company sold 2,303,009 ADSs at an average price of  $1.11 per ADS under the Roth ATM Agreement, resulting in net proceeds of $2,348 thousand.

7.
On July 25, 2024, the Company entered into Securities Purchase Agreements with existing and new investors of the Company (the "Purchasers"), pursuant to which the Company agreed to sell $10.0 million of its ADSs in a private placement transaction, (or "The Private Placement"). The Private Placement closed on July 30, 2024, at which time the Company sold to the Purchasers 4,148,867 ADSs together with pre-funded warrants to purchase up to 3,948,300 ADSs at an exercise price of $0.0001 per ADS, resulting in net proceeds of $9,071 thousand. The Pre-Funded Warrants were classified as equity, since the warrants are not considered as an ASC 480 liability, are indexed to the Company’s own Ordinary share, and meet all the equity classification conditions pursuant to ASC 815-40. The Private Placement did not include any warrant coverage or other dilutive terms.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 8 - Share Capital (cont’d)

C.	Share-based compensation

(1)	Share-based compensation plan:

The Company maintains (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Equity-Based Incentive Plan (the “2017 Plan”) and (iii) the Chemomab 2015 Share Incentive Plan (the “2015 Plan”).

As of December 31, 2024, a total of 28,443,060 of our Ordinary Shares (equal to 1,422,153 ADSs) were reserved for issuance under the 2015 Plan, of which 3,445,520 Ordinary Shares (equal to 172,276 ADSs) were issued pursuant to previous options exercise, and 9,134,900 Ordinary Shares (equal to 456,745 ADSs) were issuable under outstanding options and restricted shares ("RSAs"). Of such outstanding options and RSAs, options to purchase 6,677,380 Ordinary Shares (equal to 333,869 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.31 per Ordinary Share (or $6.17 per ADS). During the year ended December 31, 2024, options to purchase 200,000 Ordinary Shares (equal to 10,000 ADSs) were canceled.

During 2024, the Company issued 6,443,900 restricted Ordinary Shares (equal to 322,195 restricted ADSs) under the 2015 Plan.

As of December 31, 2024, a total of 23,061,380 of our Ordinary Shares (equal to 1,153,069 of our ADSs) were reserved for issuance under the 2017 Plan, of which 22,915,400 Ordinary Shares (equal to 1,145,770 ADSs) were issuable under outstanding options. Of such outstanding options, options to purchase 11,460,260 Ordinary Shares (equal to 573,013 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.13 per Ordinary Share (or $2.63 per ADS). During the year ended December 31, 2024, options to purchase 131,260 Ordinary Shares (equal to 6,563 ADSs) were canceled.

(2)	The expenses that were recognized in the consolidated statements of operations for services received from employees and service providers are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Research and development	401	407	448
General and administrative	216	1,084	2,763

Total share-based compensation expenses	617	1,491	3,211

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 8 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

(3)	The number and weighted average exercise price of options are as follows:

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2023	2023	2023	2022	2022	2022
Outstanding at January 1	0.33	35,191,540	7.42	0.38	27,003,260	8.12
Exercised	-	-	-	0.07	(1,970,000)	-
Forfeited	0.39	(20,373,620)	-	0.32	(1,240,120)	-
Granted	0.07	15,055,180	5.86	0.16	11,398,400	7.8

Outstanding at December 31	0.16	29,873,100	5.99	0.33	35,191,540	7.42

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2024	2024	2024	2023	2023	2023
Outstanding at January 1	0.16	29,873,100	5.99	0.33	35,191,540	7.42
Exercised	-	-	-	-	-	-
Forfeited	0.19	(667,820)	-	0.39	(20,373,620)	-
Granted	0.03	2,845,020	8.56	0.07	15,055,180	5.86

Outstanding at December 31	0.15	32,050,300	7.34	0.16	29,873,100	5.99

(3)	The number of RSAs is as follows:

Number of RSAs
RSA	2024
Unvested at beginning of the year	-
Granted	6,443,900
Vested	-
Forfeited	-

Outstanding at December 31, 2024	6,443,900

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 8 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

4)	Fair value measurement:

The fair value of the options is measured at the grant date using the Black-Scholes Option pricing model and the assumptions used to calculate the fair value of the options are as follows:

2024 grants of Options
Weighted average share price (in U.S. dollar)(a)	0.04
Exercise price (in U.S. dollar)	0.03-0.05
Expected life of options (in years)(b)	5.5-6.1
Expected volatility(c)	89.29%-92.98%
Risk-free interest rate(d)	4.1%-4.5%
Dividend yield	0%

(a)	The weighted average share price is based on the Company's Ordinary Share closing price on the stock exchange as at the grant date
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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 9 - Research and Development

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Consultants and subcontractors	7,994	14,014	13,052
Salaries and related expenses	2,715	3,362	2,867
Lease and maintenance	101	137	245
Share-based compensation	401	407	448
Other expenses	116	461	365
	11,327	18,381	16,977

Note 10 - General and Administrative

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Salaries, fees and related expenses	1,085	2,545	3,435
Professional services	1,115	2,139	2,596
Share-based compensation	216	1,084	2,763
Fees to directors	284	258	231
Directors' and Officers' Insurance	538	648	1,084
Lease and maintenance	50	81	24
Other expenses	124	323	1,423

	3,412	7,078	11,556

Note 11 - Income Taxes

A.	Tax rates

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 11 - Income Taxes (cont’d)

B.	Tax assessments

As of December 31, 2024, the Company’s tax reports through December 31, 2019 are considered closed to audit inspections by the Israeli Tax Authority (“ITA”) due to statute of limitation rules effective in Israel.

C.	Losses for tax purposes carried forward to future years

As of December 31, 2024, 2023, and 2022, the Company and its subsidiaries had approximately $176 million, $165 million, and $159 million, respectively, in net operating loss carryforwards, which are available to reduce future taxable income with no limitation on the period of use.

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

Chemomab Therapeutics Inc., a wholly owned subsidiary of the Company, filed an application with the US Internal Revenue Service to carryback net operating losses. Chemomab Therapeutics Inc received $351 thousands in December 2022 on account of 2016 and 2017 and received the remainder $183 thousands in 2023. Accordingly, a tax benefit in the total amount of $534 thousands was recorded in the Company’s statement of operations during 2022.

D.	Deferred taxes

In respect of:

	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Net operating loss carry-forward*	40,755	38,258	36,550
Share-based compensation expense	351	1,163	1,774
Research and development costs	3,103	4,041	2,858
Other	10	9	13
Gross deferred tax assets	44,219	43,471	41,195
Less - Valuation allowance	(44,219)	(43,471)	(41,195)

Net deferred tax assets	-	-	-

* This excludes capital losses of approximately $14,224 thousands for which the company will create a full valuation allowance.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 11 - Income Taxes (cont’d)

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

The Company has established a valuation allowance to offset deferred tax assets on December 31, 2024, 2023 and 2022 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the year ended at December 31, 2024 was an increase of approximately $0.8 million.

E.	Roll forward of valuation allowance

USD thousands
Balance at December 31, 2021	$36,030
Currency translation Income	(1,316)
Income tax expense	6,481
Balance at December 31, 2022	$41,195
Currency translation Income	(3,295)
Income tax expense	5,571
Balance at December 31, 2023	$43,471
Currency translation Income	(2,459)
Income tax expense	3,207
Balance at December 31, 2024	44,219

F.	Reconciliation of theoretical income tax expense to actual income tax expense

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands

Loss before income taxes	(13,945)	(24,221)	(28,180)
Statutory tax rate	23%	23%	23%
Theoretical tax benefit	(3,207)	(5,571)	(6,481)

Change in temporary differences for which deferred taxes were not recognized	858	(1,177)	(1,696)
Tax rate differential	9	10	20
Non-deductible expenses	148	346	744
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	2,192	6,392	6,879
Actual income tax expense (Benefit)	-	-	(534)

G.	Accounting for uncertainty in income taxes

For the year ended December 31, 2024, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

Note 12 - Related Parties Balances and Transactions

A.	Balances with Related Parties:

The following Related Party payables are included in the consolidated Balance Sheets:

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands
Employees, consultants and related expenses	531	490
Accrued expenses	75	74
	606	564

B.	Transactions with Related Parties:

The following transactions with related parties are included in the consolidated Statements of Operations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Salaries and related expenses	1,718	2,795	2,409
Share-based payments	427	1,304	2,466
Professional Services	284	258	231
Research and development	36	36	36

	2,465	4,393	5,142

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2024

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

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	In USD thousands, except share and per share data
Numerator:
Net loss	13,945	24,221	27,646

Denominator:
Weighted-average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	359,048,638	234,998,859	227,589,288

Net loss per share attributable to ordinary shareholders, basic and diluted	0.039	0.103	0.121

The potential number of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented since including them would have been anti-dilutive are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	Number of shares

Outstanding options to purchase ordinary shares and RSAs	38,494,200	29,873,100	35,191,540