Form 20-F
period 2025-12-31
Chemomab Therapeutics Ltd.
filed 2026-03-23
CIK 1534248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

10 Habarzel Street, Building C, 10th Floor, Tel Aviv 6158101, Israel
Telephone+972 77-331-0156
(Address of principal executive offices)

Sigal Fattal
Chief Financial Officer
10 Habarzel Street, Building C, 10th Floor
Tel Aviv, Israel
Telephone+972 77-331-0156
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing eighty (80) ordinary shares, no par value per share	CMMB	Nasdaq Capital Market
Ordinary shares, no par-value*	NA	Nasdaq Capital Market

*Not for trading; only in connection with the registration of American Depository Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the registrant had outstanding 575,381,320 ordinary shares, no par value (equal to 7,192,276 ADSs).

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

Yes ☐       No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION		4

PART I		5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5

ITEM 3. KEY INFORMATION		5

A.	[Reserved.]	5

B.	Capitalization and Indebtedness	5

C.	Reasons for the Offer and Use of Proceeds	5

D.	Risk Factors	5

ITEM 4. INFORMATION ON THE COMPANY		27

A.	History and Development of the Company	27

B.	Business Overview	28

C.	Organizational Structure

D.	Property, Plants and Equipment

ITEM 4A. UNRESOLVED STAFF COMMENTS		64

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		64

A.	Operating Results	65

B.	Liquidity and Capital Resources	69

C.	Research and Development, Patents and Licenses, Etc.	71

D.	Trend Information	71

E.	Critical Accounting Estimates	71

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		71

A.	Directors and Senior Management	71

B.	Compensation	73

C.	Board Practices	77

D.	Employees	86

E.	Share Ownership	86

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	86

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		86

A.	Major Shareholders	86

B.	Related Party Transactions	88

C.	Interests of Experts and Counsel	88

ITEM 8. FINANCIAL INFORMATION		88

A.	Consolidated Statements and Other Financial Information	88

B.	Significant Changes	89

ITEM 9. THE OFFER AND LISTING		89

A.	Offer and Listing Details	89

B.	Plan of Distribution	89

C.	Markets	89

D.	Selling Shareholders	89

E.	Dilution	89

F.	Expenses of the Issue	89

ITEM 10. ADDITIONAL INFORMATION		89

A.	Share Capital	89

B.	Memorandum and Articles of Association	89

C.	Material Contracts	90

D.	Exchange Controls	90

E.	Taxation	98

F.	Dividends and Paying Agents	98

G.	Statement by Experts	98

H.	Documents on Display	98

I.	Subsidiary Information	99

J.	Annual Report to Security Holders	99

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

•	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, no nominal (par) value;

•	references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMMB,” each representing eighty (80) ordinary shares;

•	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

•	references to “NIS” are to New Israeli Shekels;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “SEC” are to the U.S. Securities and Exchange Commission; and

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

•
our central objective is to design and develop targeted treatments for inflammation and fibrosis with an initial focus on the antagonism of CCL24 signaling, which is known to regulate fibrotic and inflammatory processes. While we have conducted extensive preclinical studies and four successful clinical trials in patients, our approach in the area of fibrotic diseases is novel and unproven and may not result in marketable products;

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

•
we rely completely on third-party suppliers to manufacture our clinical drug supplies for our product candidates, and we intend to rely on third parties to produce preclinical, clinical, and commercial supplies of any future product candidates; we may have delays in manufacturing due to limitations in supply of raw materials or due to any delay that will happened in the third party supplier

•
if we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing nebokitug, if approved;

•	a variety of risks associated with operating internationally could materially adversely affect our business;

•	because a certain portion of our expenses are incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation;

•
we received Israeli government grants for certain of research and development activities as detailed below. The terms of those grants require us to satisfy specified conditions in order to transfer outside of Israel the manufacture of products based on know-how funded by the Israel Innovation Authority or to transfer outside of Israel the know-how itself. If we fail to comply with the requirements of Israeli law in this regard, we may be required to pay penalties, and it may impair our ability to sell our technology outside of Israel;

•
we will need to raise additional capital to fund our operations, which may be unavailable to us on acceptable terms or at all, or may cause dilution or place significant restrictions on our ability to operate our business;

•	the trading price of the ADSs has been highly volatile, and is expected to continue to be volatile;

•	we have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of the ADSs; and

•	if we fail to continue to meet all applicable Nasdaq requirements, Nasdaq may delist the ADSs, which could have an adverse impact on the liquidity and market price of the ADSs.

•	If we are a passive foreign investment company, or PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

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

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We are relatively early in our development efforts and have only one product candidate, nebokitug, in clinical development. Because nebokitug is our lead product candidate, if  nebokitug encounters safety or efficacy problems, development delays, regulatory issues or other problems, our development plans and business would be significantly harmed. We have completed a Phase 1a single ascending dose (SAD) safety study in healthy volunteers, a Phase 1b multiple ascending dose (MAD) study of nebokitug in metabolic-associated fatty liver disease, or MAFLD patients, a Phase 2a safety, Pk and liver fibrosis biomarker study in metabolic dysfunction-associated steatohepatitis, or MASH patients, an open-label exploratory study in severe lung injury in hospitalized COVID-19 patients and a Phase 2 trial in PSC patients.

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

We believe our cash and cash equivalents and bank deposits as of December 31, 2025, will be sufficient to fund our operations through the end of the first quarter of 2027. Sales of our ADSs dilute the ownership interest of our shareholders and may cause the price per ADS to decrease. Changing circumstances may cause us to consume capital significantly faster or slower than we currently anticipate. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available financial resources sooner than currently anticipated.

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

•
general economic and industry conditions affecting the availability and cost of capital, including as a result of deteriorating market conditions due to investor concerns regarding inflation, the imposition of tariffs and other measures affecting trade and the economy in the U.S. and continued hostilities between Israel and Hamas, and Russia and Ukraine along with the potential  for hostilities between the U.S. and Iran;

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

Our central objective is to design and develop targeted treatments for inflammation and fibrosis with an initial focus on the neutralization of CCL24 signaling, which is shown to regulate fibrotic and inflammatory processes. While several studies are underway or completed, this mechanism has not yet been proven to successfully treat inflammation and fibrosis in patients. Targeting CCL24 to treat inflammation and fibrosis is a novel approach in a rapidly developing field, and there can be no assurance that we can avoid unforeseen problems or delays in the development of our product candidates, that such problems or delays will not result in unanticipated costs, or that any such development problems can or will be solved. We have completed successful clinical studies of our lead product candidate, nebokitug, in relatively early trials in healthy volunteers, MAFLD, MASH, PSC and COVID-19 lung injury patients. Nonetheless, we may ultimately discover that our approach does not possess properties required for therapeutic effectiveness. As a result, we may elect to abandon the program or never succeed in developing a marketable product, which would have a significant effect on the success and profitability of our business.

Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome.

Before obtaining the requisite regulatory approvals from the FDA or other comparable foreign regulatory authorities for the sale of any of our product candidates, we must support our application with clinical studies that prove that such product candidate is safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, the general approach for FDA approval of a new drug requires positive data from two well-controlled Phase 3 clinical studies of the relevant drug in the relevant patient population. Failure can occur at any time during the clinical study process. We may experience delays in initiating and completing any clinical studies that we are conducting or intend to conduct, including as a result of public health or other emergencies, and we do not know whether our planned clinical studies will begin or progress on schedule, need to be redesigned, enroll patients on time or be completed on schedule, or at all.

Phase 3 clinical studies typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signals of activity in earlier preclinical studies or clinical trials. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical studies. In addition, initial or interim success in clinical studies may not be indicative of results obtained when such studies are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical studies. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier studies. Most product candidates that commence clinical studies are never approved as products and there can be no assurance that any of our future clinical studies will ultimately be successful or support further clinical development of nebokitug. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory authorizations to commence a trial or consensus with regulatory authorities on the trial’s design;

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

 In addition, differences in trial design between early-stage clinical studies and later-stage clinical studies may make it difficult to extrapolate the results of earlier clinical studies to later clinical studies. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical studies have nonetheless failed to obtain marketing approval of their products.

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

•
we may elect to, or regulators, IRBs, Data Safety Monitoring Boards or ethics committees may require that we or our  investigators suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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

We completed our Phase 1a and Phase 1b and Phase 2 clinical studies of our product candidate, nebokitug, in healthy volunteers, MAFLD, MASH, PSC and COVID-19 lung injury patients, and, with the exception of a number of reported minor adverse events (including mild headaches, changes in blood pressure and mild-moderate increases in liver enzymes,) and one serious adverse event (a transient ischemic attack or seizure judged to be unrelated to administration of nebokitug), nebokitug  was observed to be generally well-tolerated across all doses in about 120 trial participants. Some potential therapeutics developed in the biopharmaceutical industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development and ultimately commercialization. Even if side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies.

Protein biopharmaceuticals, including monoclonal antibodies, or mAbs, may be immunogenic and promote immune responses against themselves. In particular, anti-drug antibodies, or ADAs, may be produced by patients following infusion of mAbs and may disturb the pharmacokinetics of mAbs, neutralize their therapeutic activities or induce allergic or autoimmune symptoms. Clinical immunogenicity can range from mild, transient antibody responses with no apparent clinical manifestations to loss of therapeutic efficacy and even life-threatening reactions. Several approved therapeutic antibodies have been found to induce neutralizing antibodies, as illustrated by the approved anti-TNFa antibodies infliximab and adalimumab as well as the approved anti-IL-17 mAb ixekizumab. Our product candidate, nebokitug, is a humanized antibody that, similar to other humanized approved mAbs, was shown to include several non-germline sequences that may serve as a source for immunogenicity in therapeutic antibodies. Clinical studies to date have not identified any anti-drug antibodies, or ADAs. Additional larger clinical studies will be needed to address the risk of immunogenicity and, if discovered, our business could be materially and adversely affected.

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

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as additional analyses are conducted and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. The preliminary data is based on a preliminary analysis of the available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

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

 As of December 31, 2025, we had 10 employees / consultants. In the future, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, regulatory affairs and sales and marketing. We may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Substantial doubt exists regarding our ability to continue as a going concern due to our history of losses and expected future losses.

We have incurred significant operating losses since our inception and anticipate we will incur continued losses for the foreseeable future.

We have funded our operations to date through proceeds from sales of our equity and grants from the Israel Innovation Authority, or the IIA, which as of December 31, 2025, resulted in gross proceeds of approximately $1.2 million. As of December 31, 2025, our cash, cash equivalents and deposits were approximately $10.4 million. We have incurred net losses in each year since our inception, and we have an accumulated deficit of $111.6 million as of December 31, 2025. We expect our existing cash, cash equivalents and bank deposits will allow us to fund our operating expenses and capital expenditure requirements through the end of the first quarter of 2027. These indicators raise substantial doubt about our ability to continue as a going concern. The Company will be required to raise additional funds to support its operations and continue as a going concern. While we believe that the Company can raise additional funds, there can be no assurance that these efforts will be successful or sufficient.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns or administration changes could hinder our ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would harm our business. Such disruptions extend beyond government shutdowns. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. In addition, the FDA is currently experiencing significant and ongoing shifts in personnel and regulatory policy, which have created uncertainty in the drug review and approval process. If a prolonged government shutdown, or sustained period of regulatory instability, additional reductions in force or changes in key personnel occur, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could harm our business.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel and regional instability may adversely affect our operations.

We are incorporated under Israeli law, and our principal research and development facilities, as well as certain of our manufacturing facilities and suppliers, are located in Israel. Many of our employees, including our Chief Executive Officer and Chief Financial Officer, and other senior members of our management team, operate from our headquarters in Israel, and certain of our directors are residents of Israel. Accordingly, military, political, and economic conditions in Israel may directly affect our business.

Israel has experienced, and may in the future experience, armed conflicts, terrorist activity, civil unrest, and political instability, which could disrupt our operations and supply chain. Such conditions may result in the call-up of our employees for military reserve duty for extended periods, reducing workforce availability. Armed conflict or terrorist activity may cause physical damage to our facilities or to public infrastructure, utilities, and telecommunications networks in Israel, and Israeli companies may face heightened cybersecurity threats during periods of regional tension. These disruptions could lead to increased operating costs, challenges to business continuity, risks to employee safety, and difficulties in delivering products and services in a timely manner. In addition, counterparties to our agreements may assert force majeure claims based on security conditions in Israel, which could affect our ability to meet contractual obligations or enforce the obligations of others.

Regional instability and armed conflict may have broader adverse effects on economic and financial conditions in Israel, including effects on credit markets, currency valuation, inflation, and labor markets. Prolonged conflicts have in the past required significant mobilization of military reservists, including personnel employed in the sector in which we operate, which may affect workforce availability across the industry. Such conditions may also result in credit rating changes for Israel, which could adversely affect access to capital and general business conditions.

Our commercial insurance does not cover losses resulting from war or terrorist attacks. While the Israeli government has in the past provided compensation for certain damages caused by such events, we cannot assure you that such government compensation programs will continue, or if continued, will be sufficient to compensate us fully for any losses incurred. As of the date of this report, the impact of regional security conditions on our results of operations and financial condition has not been material; however, such impact could increase and may become material if conditions deteriorate. Any significant losses or damages incurred by our Israeli operations as a result of armed conflict, terrorist activity, or related instability could have a material adverse effect on our business, financial condition, and results of operations.

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

The trading price of the ADSs has been highly volatile, particularly over the last year. For example, on March 13, 2026, the closing price of the ADSs was $1.83 and on November 10, 2025, the closing price of the ADSs was $2.7. This volatility may affect the price at which you are able to sell ADSs. Our ADS price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and economic factors that are beyond our control. In addition, while the stock market in general has experienced high volatility, biotechnology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Broad market and industry factors may negatively affect the market price of the ADSs, regardless of our actual operating performance.

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

As of June 30, 2023, we became a foreign private issuer and are not now subject to the requirements that are imposed upon U.S. domestic issuers by the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, while our principal shareholders are exempt from both the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, although under regulations promulgated under the Companies Law, as an Israeli public company listed on the Nasdaq, we are required to disclose the compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of U.S. domestic reporting companies. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC, as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant legal, accounting and other expenses that we do not incur as a foreign private issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. We cannot assure you that at June 30, 2026, the next determination date of our foreign private issuer status, we will qualify as a foreign private issuer.

If we cease to qualify as a foreign private issuer at this determination date, we will be required to begin reporting as a domestic issuer on January 1, 2027. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

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

We  were classified as a PFIC for our 2025 taxable year, and the determination of our status as a PFIC for our 2026 taxable year is made at the end of the 2026 taxable year,  accordingly,  no assurances can be provided in this regard.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets, and gains from commodities and securities transactions. For the purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.  Based on our analysis of our estimated income, estimated assets, activities and market capitalization, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status in 2025 or in the current taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. If we are classified as a PFIC for any taxable year during which a U.S. shareholder holds our ordinary shares, U.S. investors could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, the addition of interest charges on certain taxes treated as deferred taxes, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or QEF election, or, in some circumstances, a “mark to market” election. A U.S. holder can only make a QEF election with respect to our ordinary shares if we agree to furnish such U.S. holder with certain tax information.

Item 4. Information on the Company

A.	History and Development of the Company

 We were incorporated on November 30, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located at 10 Habarzel Street, Building C, 10th Floor, Tel Aviv, Israel 6158101, and our phone number is +972-77-331-0156. Our website is: www.chemomab.com.

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

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc), for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 70,000 patients suffering from PSC in the United States, European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

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

The randomized, placebo-controlled Phase 2 study design included two doses of nebokitug (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all nebokitug eligible patients could receive nebokitug for an additional 33 weeks. In the Phase 2 study, nebokitug achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15 weeks of treatment. Moreover, nebokitug showed a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritus, a cholestatic indicator of great relevance to patients. Nebokitug is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. The open label extension portion of the trial showed the nebokitug continued to demonstrate good tolerability and anti-fibrotic, anti-inflammatory and anti-cholestatic activity up to 48 weeks of treatment.

Chemomab and the FDA aligned on a clinical events-driven Phase 3 trial design, The trial is planned to be a randomized placebo-controlled clinical event-driven study. Patients in the active treatment arm will receive 20 mg/kg of nebokitug administered intravenously every three weeks. The primary endpoint is the time-to-first clinical event. The endpoint is a composite encompassing multiple, equally-weighted adverse clinical events associated with PSC disease progression, which may include acute cholangitis, biliary strictures requiring intervention, portal hypertension, hepatic decompensation, elevated MELD score (a measure associated with the need for liver transplant), liver transplantation and death. It is estimated that in the absence of intervention, participants would require on average about two years to achieve a clinically meaningful event. Clinical events will be assessed in a blinded fashion by an independent clinical endpoint adjudication committee. Approximately 350 PSC patients will be enrolled in the trial, and the study population will be enriched for patients with moderate to advanced disease. Chemomab expects to leverage the strong relationships with global clinical investigators it developed during its successful Phase 2 SPRING study to facilitate enrollment in the nebokitug pivotal trial.

The nebokitug SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab has suspended initiation of this study while we focus our resources on the PSC Program.  We believe that nebokitug could have disease-modifying potential in this poorly treated condition.

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

Recent Developments

In December, 2025 Chemomab reported that the results of its Phase 2 SPRING trial assessing nebokitug in patients with PSC were published in the current issue of the American Journal of Gastroenterology.

In November, 2025, Chemomab reported that data from the Phase 2 SPRING trial assessing nebokitug for the treatment of PSC was featured in three poster presentations at the American Association for the Study of Liver Disease (AASLD) The Liver Meeting® 2025.  All three were designated by conference organizers as “posters of distinction.” Data presented from the SPRING trial open label extension (OLE) showed the continued and consistent positive effects of nebokitug on key inflammatory and fibrotic biomarkers when administered to patients with PSC for up to 48 weeks, confirming its good safety profile and further reinforcing its disease-modifying potential. The other two posters presented new clinical data that provided additional insights into the macrophage-related mechanism of action of nebokitug. These results further confirm that nebokitug may halt or slow disease progression and improve clinical outcomes—the primary objectives of the proposed nebokitug Phase 3 study in PSC.

In August, 2025, Chemomab reported that it would change the ratio of its ADSs to its ordinary shares (the “ADS Ratio”), from the then current ADS Ratio of one ADS to 20 ordinary shares to a new ADS Ratio of one ADS to 80 ordinary shares, effective on August 26, 2025. This ratio adjustment essentially served as a one-for-four reverse ADS split for Chemomab ADS holders.

In June, 2025 Chemomab reported that two new patents covering the use of nebokitug for the treatment of liver diseases including primary sclerosing cholangitis were issued in China and Russia, providing coverage up to 2041. These new patents further expand the protections provided by nebokitug’s composition of matter and methods and use patents issued in the U.S., Europe, Japan and additional key territories

In June 2025 Chemomab obtained confirmation from the FDA on two development milestones for the nebokitug Phase 3 program. These included agreement with the FDA on the Chemistry, Manufacturing, and Controls (CMC)  strategy proposed by Chemomab and its contract manufacturing partner and agreement that additional animal toxicology testing required by the FDA may be conducted in parallel with the nebokitug Phase 3 clinical trial and submitted as part of the planned Biologics Licensing Application (BLA). This represents a favorable outcome for Chemomab and supports the timely advancement of the program.

In May and June, 2025, Chemomab reported that Phase 2 clinical data on nebokitug for the treatment of PSC was presented at several major scientific conferences including DDW25--Digestive Disease Week 2025®; EASL 2025--the Annual Congress of the European Association for the Study of the Liver; and BSG LIVE'25—the British Society of Gastroenterology’s annual meeting. The DDW25 presentation was an oral presentation in the Liver & Biliary Distinguished Abstract Plenary session and Professor Douglas Thorburn’s talk on the nebokitug SPRING trial results was awarded the prize for the Best Oral Presentation in its respective category at BSG LIVE'25.

In April 2025 Chemomab announced that David M. Weiner, MD, had rejoined Chemomab as Interim Chief Medical Officer, replacing Chief Medical Officer Matt Frankel, MD, who resigned to pursue other opportunities. Dr. Weiner spearheaded key revisions to the Phase 2 SPRING trial protocol and brings extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience to Chemomab. The company also announced that John Lawler, who oversaw the conduct of Chemomab’s successful Phase 2 SPRING trial, was named Chief Development Officer.

Pipeline

Nebokitug Phase 2 Data: Proof-of-Concept for Phase 3 & Additional Indications

Agent	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Milestones	Global Rights
Nebokitug Anti-CCL24 monoclonal antibody	Primary Sclerosing Cholangitis (PSC)	Phase 3 enabling activities underway				Preparing for Phase 3 Trial Start Finalize Phase 3 Design in 1H 2026 Reported Successful 15- & 48-Week Phase 2 Results Orphan Drug/Fast Track Designations	Chemomab
Nebokitug Anti-CCL24 monoclonal antibody	Systemic Sclerosis (SSc)	Phase 2 Ready; Open IND				Phase 2-Ready Open US IND Orphan Drug Designation	Chemomab

Safety and anti-fibrotic mechanisms demonstrated across 5 clinical trials

1

Our lead product candidate, nebokitug, is a first-in-class humanized monoclonal antibody targeting CCL24 that is being assessed in two orphan indications: PSC and SSc. CCL24 has been extensively studied in inflammation and fibrosis of the liver, skin and lung. While CCL24 is found in low levels in blood and tissue samples from healthy volunteers, elevated levels of both CCL24 and its receptor CCR3 have been found in patients with PSC, SSc and MASH. CCL24 levels have also been correlated to different stages of disease. Based on extensive preclinical, nonclinical and clinical studies, we witnessed that neutralizing CCL24 resulted in anti-fibrotic and anti-inflammatory effects in patients. Nebokitug has been granted orphan drug designation by both the FDA and the EMA in its primary indications of PSC and SSc. In addition, nebokitug was granted a Fast Track designation in PSC from the FDA. These designations provide multiple benefits for these indications, including the potential for accelerated clinical and regulatory pathways as well as exclusive marketing and development rights for a period of time.

PSC is a rare, chronic cholestatic liver disease characterized by progressive inflammation, fibrosis, and destruction of the intrahepatic and extrahepatic bile ducts. The cause of the disease is not known, although a high proportion of PSC patients also have inflammatory bowel disease. Fibrosis and inflammatory responses induce a progressive spread of the fibrotic condition. Cholestasis is a symptom of liver injury and is characterized as the interruption of bile flow from hepatocytes to the intestine, which leads to bile acid accumulation in the liver, resulting in oxidative stress, inflammation, apoptosis and fibrosis. PSC affects approximately 30,000-45,000 patients in the United States. It leads to end-stage liver disease and cancer, which causes about half of PSC deaths. About half of PSC patients eventually require liver transplantation, but PSC then re-occurs in about 20% of transplant recipients, Median transplant-free survival is estimated at 10-20 years. PSC patients also suffer from a number of debilitating adverse effects, including pain, pruritus, fatigue and frequent hospitalizations.

No treatment aside from a liver transplant has been associated with change of the course of the disease or significant long-term improvement in clinical outcomes. As a progressive, often lethal condition with no FDA-approved therapies, PSC is characterized by major unmet medical need.

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

We have completed two Phase1a single ascending dose studies with intravenous, or IV, and subcutaneous, or SC, administrations of nebokitug in healthy volunteers. The drug was shown to be well-tolerated, with a PK profile supporting dosing once every 2-4 weeks. We also completed a Phase 1b multiple administration ascending dose study in 16 MAFLD patients, expanding the safety, tolerability, and pharmacodynamics database with patients with early liver disease. Early evidence of anti-fibrotic activity was also seen in this study.

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

In July, 2024 we reported the results of the Phase 2 SPRING trial. Nebokitug met the primary study endpoint, demonstrating that it is well tolerated and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug. This dose has been selected for the active treatment arm of the Phase 3 trial design.

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

We have assembled an executive team with highly relevant experience in inflammation and fibrosis, and biologics drug discovery and clinical development. Adi Mor, Ph.D., our Chief Executive Officer, Chief Scientific Officer and Co-founder, has 16 years of experience in immunology and has led the nebokitug program from discovery stage through Phase 2 clinical studies. David Weiner  M.D., our Interim Chief Medical Officer, brings deep experience in clinical development. Dr. Weiner spearheaded key revisions to the Phase 2 SPRING trial protocol and brings extensive biotechnology and pharmaceutical industry R&D, drug development and strategic experience to Chemomab. Jack Lawler, our Chief Development Officer, is highly experienced in managing clinical trials across a wide range of indications and geographies.

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

Notwithstanding challenges in the field of fibrosis and inflammation, there is significant and growing industry interest given the associated unmet medical need and the continuing opportunity to identify better therapeutic targets. For example, in 2024 Gilead acquired Cymabay for its PPAR agonist in primary biliary cirrhosis.  More recently, Akero Therapeutics was acquired by Novo Nordisk in October 2025 for up to $5.2 billion. The deal centers on efruxifermin, an FGF21 analog that demonstrated significant liver scarring reversal in Phase 2 trials. 89bio was acquired by Roche in September 2025 for up to $3.5 billion. The acquisition was driven by pegozafermin, a Phase 3 FGF21 analog considered a "best-in-disease" contender for moderate-to-severe MASH. Boston Pharmaceuticals’ MASH asset, efimosfermin alfa, was acquired by Glaxo SmithKline in May 2025 (completed July 2025) for $1.2 billion upfront. This drug is a once-monthly FGF21 analog preparing for Phase 3 trials.

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

CCL24 Target Validation
Ex-vivo Patient Samples
Primary sclerosing cholangitis
• Biomarker correlations
• Overexpression of CCL24 and CCR3
Liver fibrosis (NASH)
• Disease severity correlation
• Overexpression of CCL24 and CCR3
Systemic sclerosis
• Fibrotic biomarker correlation
• Disease deterioration correlation
• Overexpression of CCL24 and CCR3
CCL24 Target Validation
In-vivo (Knockout Animal Models)
Systemic sclerosis
• CCL24 knock-out vs. WT (wild type) in Bleomycin-induced skin fibrosis model (mice)
Liver metabolism and inflammation
• CCL24 knock-out vs. WT in MCD-induced NASH (mice)
EXTENSIVE
EVIDENCE
of CM-101 activity via
CCL24 inhibition
ANIMAL
MODELS
PATIENT
SAMPLES
... across multiple organs
(liver, skin, lung etc.)
Mechanism of Action
CM-101 effects on fibroblast activation
• Dermal, hepatic and lung fibroblast activation
• Dermal and liver fibroblast transition to myofibroblast
• Hepatic fibroblast motility
CM-101 effects on immune cell migration and recruitment
• Dermal fibroblast migration
• Monocyte polarization
• Monocyte recruitment
Toxicology
• Short-term GLP in rodents
• Long-term GLP in non-human primates
• Ex vivo safety: ADCC, CDC, cytokine secretion
• Tissue cross reactivity
Proof of Concept / Animal Models
Primary sclerosing cholangitis
• ANIT-induced cholestasis–chronic and acute (mice)
• Bile duct ligation (rat)
• MDR2 knock out (mice)
Systemic sclerosis
• Bleomycin-induced skin fibrosis (mice)
• Bleomycin-induced lung fibrosis (mice)
Liver fibrosis
• TAA-induced liver fibrosis (rat and mice)
Liver metabolism and inflammation
• STAM (mice)
• MCD diet induced NASH (mice)
Atherosclerosis
• ApoE knock-out model (mice)

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

In the Phase 2 SPRING trial in PSC, nebokitug met the primary study endpoint, demonstrating that it is well tolerated and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug, In the Open Label Extension portion of this study nebokitug showed continued safety and activity over 48 weeks, most notably in the 20mg/kg dose arm and in patients with moderate to advanced disease.

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

Nebokitug Reduces Inflammation and Fibrosis by Neutralizing CCL24

Nebokitug Reduces In Vivo Monocyte Recruitment
Number of Migrated Monocytes (x1000)
10
8
6
4
2
0
***
***
PBS
CCL24
CCL24 + CM-101

Nebokitug The Antibody
CCL24 The Target
CCR3 The Receptor
CCL24 Regulated Cells
Monocytes
CCL24 Regulated Cells
Fibroblasts
INFLAMMATION
FIBROSIS
Immune cell recruitment ATTENUATED
Fibroblast activation ATTENUATED

Nebokitug Inhibits Primary Fibroblast Activation
Proliferation: Relative Change from Baseline
1.8
1.6
1.4
1.2
1.0
***
***
PBS
CCL24
CCL24 + CM-101

Neutralizing CCL24 Has Advantages Over Blocking the Receptor

Avoids context dependence of CCR3 receptor

Efficacy of direct approach

Favorable safety profile; retains normal repair functions

PBS-phosphate buffered saline used as placebo; *** p ≤0.001

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

Healthy Liver
PSC Livers
CCL24 Staining
CCL24 (brown) overexpressed in damaged bile duct area
CCL24 (red) overexpressed in bile epithelial cells (green) and immune cells (yellow)

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
Serum
HC
(N=30)
PSC
(N=45)
Proteomics
Group comparisons:
Disease (PSC vs HC)
Fibrosis (PSC: high vs low ELF)
CCL24 (PSC: high vs low CCL24)
B
Dim1 (21.1%)
Dim2 (6.6%)
Groups:
HC
PSC, low ELF
PSC, high ELF
PSC, ELF NA
C
HC
PSC
CCL24 Expression (NPX)
D
Fibrosis
Disease
CCL24
Overlapping pathways:
E
Granulocyte Adhesion and Diapedesis
Hepatic Fibrosis / HSC Activation
Agranulocyte Adhesion and Diapedesis
Mean Expression (NPX)
HC
PSC low CCL24
PSC high CCL24
F
Fibrosis
Disease
CCL24
Overlapping regulators:
G
TNF
IL1β
IL4
H
Fibrosis
Disease
CCL24
Overlapping toxicity functions:
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

HC
SSc
CCL24/CD31/DAPI
Scale bar: 50 μm
p<0.001
CCL24+ cell number
20
15
10
5
0
HC
SSc
Green: CCL24 staining
Blue: Nuclei were counterstained using 4',6-diamidino-2-phenylindole (DAPI)
Red: Pan-endothelial cell marker CD31/platelet-endothelial cell adhesion molecule (PECAM-1)
HC: healthy controls

SSc patients showed elevated levels of CCL24 in skin tissue

CCR3/α-SMA/DAPI
SSc
SSc
SSc
Scale bar: 50 μm

p<0.001
CCR3 Immunostaining intensity
Optical density (au)
HC
SSc

Green: CCR3 stairing

Blue: Nuclei were counterstained using 4',6-diamidino-2-phenylindole (DAPI)

Red: α-smooth muscle actin (α-SMA)

HC: healthy controls

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

Serum CCL24 (pg/ml)
4000
3000
2000
1000
0
***
Healthy
Diffused
CCL24 pg/ml
5000
4000
3000
2000
1000
0
***
NEG
POS
ANTI TOPOISOMERASE

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

A
CCL24 status
Low
High
100
90
80
70
60
50
40
30
20
10
0
% of SSc-ILD patients
★
★★
-25
-20
-15
-10
-5
0
5
10
15
12-month FVC change (% of predicted)
B
R = −0.43, p = 0.001
20
0
-20
12-month FVC change (% of predicted)
0
1000
2000
3000
CCL24 (pg/ml)
C
**
5000
4000
3000
2000
1000
0
CCL24 (pg/ml)
FALSE
TRUE
SSc-PF-ILD

Comparison of baseline serum CCL24 levels based on the occurrence of rapid ILD progression (A) and the relationship between baseline serum CCL24 levels and the relative change in FVC over the following 12 months (B).

Fine-Grey test p=0.002
30%
20%
10%
0%
Death cumulative incidence
0.0
2.5
5.0
7.5
10.0
Years from serum CCL24 assessment
High CCL24
Low CCL24
Death from other causes
SSc-related death

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
IBA-1
(% Positive Area)
0
2
4
6
8
Mdr2-/-
Mdr2-/-
10mg/kg
Macrophages (IBA1)

Reduction in
INFLAMMATION

ATTENUATED LIVER COLLAGEN DEPOSITION

Mdr2 -/-
Mdr2 -/- + CM-101
Col1A1Expression
(Real-time PCR)
0.0
0.5
1.0
1.5
Mdr2-/-
Mdr2-/-
10mg/kg
Sirius Red

Reduction in
FIBROSIS

REDUCED ABERRANT BILE EPITHELIAL PROLIFERATION

Mdr2 -/-
Mdr2 -/- + CM-101
PAN-CK
(% Positive Area)
0
2
4
6
8
Mdr2-/-
Mdr2-/-
10mg/kg
Cholangiocytes
(pan-ck)

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

Dermal thickness
Collagen concentration
H&E staining
Masson's trichrome staining
Dermal Thickness
Collagen staining
BLM
BLM + CM-101 (2.5mg/kg)
BLM
BLM + CM-101 (2.5mg/kg)

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

Vehicle
BLM baseline
BLM
BLM + CM-101
2.5 mg/kg
H&E
MT

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

Phase 1b exploratory endpoints

Fibrotic biomarkers were analyzed as part of the Phase 1b study in MAFLD patients with normal liver function. Circulating fibrotic biomarkers were tested in serum pre- and post-treatment. The analysis included data from patients that presented with more active disease, reflected by baseline elastography (FibroScan) score >4 kPa. Tissue inhibitor of metalloproteinases-1 (TIMP-1) and tissue inhibitor of metalloproteinases-2 (TIMP-2), considered well established fibrotic biomarkers, were evaluated, and showed that nebokitug treatment led to reductions of both markers by week 15. The growth factor PDGF-AA, known as a pro-fibrotic secreted factor, was also reduced in nebokitug treated patients. Conversely, in the placebo group TIMP-1, TIMP-2 and PDGF-AA all increased.

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

SPRING Trial: Phase 2 Clinical study in PSC

The Phase 2 SPRING trial in PSC was a randomized, double-blind, placebo-controlled, study designed to evaluate the safety and efficacy of nebokitug in adult subjects with PSC. Participants needed to have a serum alkaline phosphatase, or ALP, level of at least 1.5 times the upper limit of normal (x 1.5 ULN). Subjects with concomitant inflammatory bowel disease (IBD) were eligible for recruitment if their disease was stable and there was an absence of high-grade dysplasia in colonic biopsies within 18 months of randomization. Subjects were randomized to receive 10 mg/kg or 20mg/kg of nebokitug IV, or placebo, in a 2:1 ratio. Patients received a dose of investigational product once every three weeks for a total of five administrations resulting in a total coverage of 15 weeks during the double-blind portion of the study. The study design also includes a 33-week long open-label extension period during which all participants received either 10 mg/kg or 20 mg/kg of nebokitug via IV administration every three weeks.

The primary endpoint for the study was safety and tolerability. Secondary endpoints included evaluations of changes from baseline in the fibrotic marker enhanced liver function, or ELF, score at week 15 as well as evaluation of change in liver stiffness using elastography. ELF score is a biochemical test panel made up of serum markers that are indicators of the extracellular matrix. Additional secondary endpoints included evaluations of changes from baseline in liver enzymes and additional fibrotic markers, including ALP, AST, ALT, total bilirubin, Pro-C3, as well as PK, PD and ADA parameters. Measurements of cholestasis related activity like pruritus were also evaluated.

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

SPRING Trial: Liver Stiffness Measures Improved in Nebokitug-Treated Patients

Significantly improved liver stiffness compared to placebo in nebokitug-treated patients with moderate/advanced disease

All patients
p=0.12
p=0.16
LS mean (SE)
change from baseline to week 15
2
1
0
-1
-2
1.04
-0.72
-0.83
Placebo
n=14
10mg/kg
n=20
20mg/kg
n=26

Patients with baseline moderate/advanced disease*
* p=0.01
* p=0.01
LS mean (SE)
change from baseline at week 15
6
4
2
0
-2
3.0
-1.5
-1.4
Placebo
n=6
10 mg/kg
n=14
20 mg/kg
n=13

*Measured by VCTE (vibration-controlled transient elastography) e.g. FibroScan®

*VCTE>8.7 kPa; [1]Chazouillères et al, EASL 2024

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
15
30
48
Week
Moderate/advanced patients
10 mg/kg n=4
20 mg/kg n=10
0
15
30
48
Week

All Patients-All OLE completers; Moderate/advanced by ELF (ELF>9.8 at baseline)

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
Moderate/Advanced Patients
10 mg/kg (n=8)
20 mg/kg (n=21)
10 mg/kg (n=4)
20 mg/kg (n=10)
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

We are assessing nebokitug, a first-in-class monoclonal antibody that interferes directly with both inflammation and fibrosis, into clinical development for the treatment of PSC and SSc. There are a number of large biopharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of fibrotic indications like PSC and SSc. However, we know of no other companies currently in clinical development with a monoclonal antibody that targets CCL24.

Although the approach is novel with respect to targeting both inflammation and fibrosis, we will need to compete with products further advanced in the pipeline towards market approval. Investigational products, include:

•	PSC

There are currently no FDA-approved therapies for the treatment of PSC. Companies currently developing product candidates in Phase 3 clinical studies include Dr. Falk Pharma, targeting cholestasis and liver metabolism (Dr. Falk; norUrso), rather than anti-fibrotic and anti-inflammatory manifestations of PSC. Recently Ipsen Pharmaceuticals announced that they are preparing to initiate a Phase 3 clinical trial in PSC with their PPAR dual agonist Elafibranor, which primarily acts on bile acid metabolism and is not expected to be disease-modifying.   Other companies with clinical candidates in earlier stages of development include Mirum Pharmaceutical. As shown in the table below, most competitors are targeting the metabolic or symptomatic aspects of PSC. We believe that only the Chemomab compound nebokitug has disease modifying potential, and we believe that our unique dual anti-fibrotic and anti-inflammatory activity gives nebokitug a potential advantage.

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

As of the date of this Annual Report on Form 20-F, we owned or licensed six pending or issued US patents and patent applications as well as patents and patent applications in other jurisdictions. The first patent family has been issued in each of the United States, Europe (validated in France, Germany and the United Kingdom) and Israel to the Tel Aviv Souraski Medical Center, whose rights have been licensed to Chemomab on an exclusive basis. A composition of matter patent was issued in United States and certain corresponding foreign jurisdictions. To date, two additional patent families were filed concerning the use of anti CCL24 antibodies in specific indications, dosing regimens, and routes of administration. We will seek United States and foreign patent protection for a variety of additional technologies, including: research compounds and methods, candidate compounds and antibodies for modulating the activity of CCL24, methods for treating diseases of interest, and methods for treating our products. We will seek additional protection, in part, through confidentiality and proprietary information agreements.

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

In the event we decide to conduct clinical studies or continue to enroll subjects in our future clinical studies, we may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area, or EEA, including personal health data, is subject to the EU General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability with respect to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom and transfers of personal data to the UK and from the UK to both the EEA and countries outside the UK/EEA. For the time being, transfers of personal data from the EU to the UK are covered by an adequacy decision of the EU Commission, and the UK has recently implemented its own regime for safeguarding transfers from the UK to countries outside the UK/EEA which sit alongside the new EU safeguards which were brought in during 2021.  However, both the adequacy decision and the UK regime remain vulnerable to withdrawal or legal challenge.  Further both the new UK and EU personal data transfer regimes remain relatively untested and therefore impose risk that a transfer of personal data and/or its subsequent processing would be held unlawful and give rise to liabilities from administrative fines and/or damages claims from data subjects.

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

Employees and Human Capital Resources

As of December 31, 2025, we had 12 employees / consultants, including 6 with Ph.D. or M.D. degrees and including 7 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Corporate Information and History

We were incorporated on November 30, 2011, under the laws of the State of Israel. In March 2021, in connection with the Merger, we changed our name from Anchiano Therapeutics Ltd. to Chemomab Therapeutics Ltd. Our principal executive offices are located at 10 Habarzel Street, Building C, 10th Floor Tel Aviv, Israel 6158101, and our phone number is +972-77-331-0156. Our website is: www.chemomab.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

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

We have pioneered the therapeutic targeting of CCL24, a chemokine also known as eotaxin-2, which promotes various types of cellular processes that regulate inflammatory and fibrotic activities through the CCR3 receptor. CCL24 is expressed in various types of cells, including immune cells, endothelial cells and epithelial cells. We have developed a novel CCL24 inhibiting product candidate with dual anti-fibrotic and anti-inflammatory activity that modulates the complex interplay of these inflammatory and fibrotic mechanisms, which drive abnormal states of fibrosis and fibrotic diseases. This innovative approach is currently being developed for difficult-to-treat rare diseases, also known as orphan indications or diseases, such as primary sclerosing cholangitis (PSC) and systemic sclerosis (SSc) for which patients have no established disease-modifying or standard-of-care treatment options. We estimate that there are approximately 70 thousand patients suffering from PSC in the United States., European Union and Japan, representing a more than $1 billion market opportunity, and approximately 170,000 patients suffering from SSc in those same markets, representing a more than $1.5 billion market opportunity.

Nebokitug, our lead clinical product candidate, is a first-in-class humanized monoclonal antibody that attenuates the basic function of CCL24 as a regulator of major inflammatory and fibrotic pathways. We have demonstrated that nebokitug interferes with the underlying biology of inflammation and fibrosis through a novel and differentiated mechanism of action.  We recently   concluded a Phase 2 clinical study of nebokitug in PSC, a rare obstructive and cholestatic liver disease, with sites in the United States, Europe and Israel. Positive topline results from the double-blinded and open label portions of this trial were reported in July, 2024 and March 2025, respectively.

The randomized, placebo-controlled study design included two doses of nebokitug (10 or 20mg/kg) vs placebo, administered once every three weeks for 15 weeks, as well as an open label extension in which all eligible patients could receive nebokitug for an additional 33 weeks. In the Phase 2 study, nebokitug achieved its primary endpoint of safety and tolerability and demonstrated anti-fibrotic, anti-inflammatory and anti-cholestatic effects across a broad range of disease-related secondary efficacy endpoints, including statistically significant improvements in liver stiffness, a key PSC disease marker, after just 15 weeks of treatment. Moreover, nebokitug is among the first investigational drugs to show a reduction in total bilirubin, an important marker of cholestasis and liver health, as well as reductions in pruritus, a cholestatic indicator of great relevance to patients. Nebokitug is the first investigational drug being developed for PSC to exhibit broad, clinically relevant effects on all three components of the disease, establishing clinical proof-of-concept and providing further evidence of its multifactorial mechanism of action and disease-modifying potential. Data from the open label extension portion of the trial showed continued safety and anti-fibrotic, anti-inflammatory and anti-cholestatic activity of nebokitug over 48 weeks of treatment . The company had an End of Phase 2 meeting with the FDA in December, 2024 to discuss the Phase 2 SPRING trial results and the path forward to Phase 3 and potential regulatory approval for PSC. Chemomab and the FDA aligned on the design of a single, clinical-events-driven Phase 3 trial.  If successful in finalizing a strategic partnership or a major financing, Chemomab could initiate this pivotal trial in PSC around year-end  2026.

The nebokitug SSc clinical program is Phase 2-ready and we have an open IND in the United States for a Phase 2 clinical trial. However, Chemomab had suspended initiation of this study while we focused our resources on the nebokitug PSC program.  We believe that nebokitug could have disease-modifying potential in this poorly treated condition. While our primary focus is on these two rare indications, we previously reported results from a completed Phase 2a clinical study in patients with liver fibrosis due to metabolic dysfunction-associated steatohepatitis (MASH).  This trial provided safety and pharmacokinetic (“PK”) data and information useful for assessing our current subcutaneous formulation of nebokitug. Additionally, the trial measured a number of biomarkers that may be relevant to the activity of nebokitug in other fibro-inflammatory conditions. The results showed that the trial met its primary endpoint of safety and tolerability, and that nebokitug demonstrated consistent data trends and positive activity across secondary endpoints that included a range of liver fibrosis biomarkers and physiologic assessments.

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

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Operating Expenses:
Research and development	$5,833	$11,327	$18,381
General and administrative	3,734	3,412	7,078
Total operating expenses	9,567	14,739	25,459

Financing income, net	(572)	(794)	(1,238)
Loss before taxes	8,995	13,945	24,221
Taxes benefit	-	-	-

Net loss	$8,995	$13,945	$24,221

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2025, Compared to the Year Ended December 31, 2024

Research and development expenses

Research and development expenses decreased by approximately $5.5 million, or 49%, to approximately $5.8 million for the year ended December 31, 2025, compared to approximately $11.3 million for the year ended December 31, 2024. The decrease was primarily attributable to the completion of the clinical trial in 2024, which led to reduced clinical trial, manufacturing, and other program-related costs in 2025.

General and administrative expenses

General and administrative expenses increased by approximately $0.3 million, or 9%, to approximately $3.7 million for the year ended December 31, 2025, compared to approximately $3.4 million for the year ended December 31, 2024. The increase was primarily attributable to higher share-based compensation expenses related to options, as well as increased business development consulting expenses.

Financing  income, net

Financing income, net, decreased by approximately $0.2 million , or 28%, to net income of $0.6 million for the year ended December 31, 2025, compared to a net income of $0.8 million for the year ended December 31, 2024.  The decrease was primarily attributable to lower interest income as a result of reduced cash balances held in deposits and lower interest rates during 2025.

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

 Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,				Increase/(decrease)
	2025	2024	2023		%
	(in thousands)
Net cash used in operating activities	$(11,130)	$(15,386)	$(23,611)	$4,256	(28)%
Net cash provided by investing activities	5,390	2,297	15,879	3,093	135%
Net cash provided by financing activities	7,157	9,868	3,504	(2,711)	(27)%
Net Increase (decrease) in cash, cash equivalents and restricted cash	$1,417	$(3,221)	$(4,228)	$4,638	(144)%

Year ended December 31, 2025, Compared to the Year Ended December 31, 2024

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was approximately $11.1 million, compared to approximately $15.4 million for the year ended December 31, 2024.

Net cash used in operating activities for the year ended December 31, 2025 consisted primarily of a net loss of approximately $9.0 million, adjusted for non-cash charges of approximately $0.7 million, which mainly included share-based compensation expenses of $0.6 million and depreciation of $0.1 million, as well as a capital loss of $7 thousand. These items were further affected by net cash used by changes in operating assets and liabilities of approximately $2.9 million, primarily driven by an increase in other receivables and prepaid expenses and a decrease in accrued expenses and employee-related liabilities.

Net cash used in operating activities for the year ended December 31, 2024 consisted primarily of a net loss of approximately $13.9 million, adjusted for non-cash charges of approximately $0.7 million, and net cash used by changes in operating assets and liabilities of approximately $2.1 million, mainly due to decreases in accrued expenses.

The decrease in net cash used in operating activities in 2025 compared to 2024 was primarily attributable to the lower net loss in 2025.

Investing activities

Net cash provided by investing activities for the year ended December 31, 2025, was approximately $5.4 million, due to decrease in short term deposits.

Net cash provided in investing activities for the year ended December 31, 2024, was $2.3 million, due to decrease in short term deposits.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025, was approximately $7.2 million due to proceeds from issuance of shares net of issuance costs.

Net cash provided by financing activities for the year ended December 31, 2024, was $9.9 million due to proceeds from issuance of shares net of issuance costs.

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

Net cash provided by financing activities for the year ended December 31, 2023, was $3.5 million, consisting of $2.9 million of proceeds from issuance of shares net of issuance costs , $0.6 million of proceeds from the sale of treasury shares.

Funding Requirements

We expect our expenses to increase substantially as we advance the clinical trials of our product candidate. In addition, we expect to continue to incur additional costs associated with operating as a public company.

We believe that our existing cash, cash equivalents and bank deposits will enable us to fund our operating expenses and capital expenditure requirements through the end of the first quarter of 2027. These conditions raise substantial doubt about our ability to continue as a going concern. We will be required to raise additional funds to support our operations and continue as a going concern. While we believe that we can raise additional funds, there can be no assurance that these efforts will be successful or sufficient. We have based these estimates on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect. If we receive regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

B. Liquidity and Capital Resources

In connection with the Merger, on March 15, 2021, we entered into Securities Purchase Agreements with certain investors, pursuant to which we agreed to sell approximately $45.5 million of the ADSs in a private placement transaction (the Private Placement). The Private Placement closed on March 22, 2021, at which time we sold 654,818 ADSs together with warrants to purchase up to 65,482 ADSs at an exercise price of $69.4 per ADS. The warrants expire five years from the date of issuance, and, if exercised in full, will provide proceeds of approximately $4.5 million.

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

On July 25, 2024, we entered into a Securities Purchase Agreement with the Purchasers as identified therein, pursuant to which we sold to the Purchasers: (i) 1,037,217 ADSs, at a purchase price of $ 4.94  per ADS; and (ii), in lieu of ADSs, Pre-Funded Warrants to purchase up to 987,075 ADSs at a purchase price of $ 4.9396 per warrant (the July 2024 Private Placement). The Pre-Funded Warrants will have an exercise price of $0.0004 per ADS, be immediately exercisable and remain exercisable until exercised in full. The July 2024 Private Placement closed on July 30, 2024, and we received gross proceeds from the July 2024 Private Placement of approximately $10.0 million before deducting any offering expenses. On August 23, 2024, we filed a Registration Statement on Form F-3 with the SEC for the issuance and sale of the 2,024,292 ADSs sold to the Purchasers in the July 2024 Private Placement.

During the year ended December 31, 2022, we sold 32,626 ADSs at an average price of USD 8.44 per ADS, through the Cantor ATM Facility, resulting in gross proceeds of $275,000.

During the year ended December 31, 2023, we sold 145,506 ADSs which were held in treasury for consideration of approximately $580 thousand.

During the year ended December 31, 2023, we sold 450,000 ADSs at an average price of USD 3.84 per ADS, through the Roth ATM Facility, resulting in gross proceeds of USD1.73 million and 193,225 ADSs at an average price of  USD 7.32 per ADS, through the Cantor ATM Facility, resulting in gross proceeds of approximately USD1.4 million

During the year ended December 31, 2024, we sold 125,752 ADSs at an average price of USD 6.60 per ADS, through the Roth ATM Facility, resulting in gross proceeds of approximately $0.8 million.

During the year ended December 31, 2025, we sold 285,745 ADSs at an average price of approximately $4.32 per ADS through the Roth ATM Facility, resulting in net proceeds of approximately $1.2 million. The Roth ATM Agreement was terminated by the Company in 2025.

As shown in the accompanying consolidated financial statements, we have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of December 31, 2025, of approximately $111.6 million. We have financed operations to date primarily through public and private placements of equity securities. We anticipate that we will continue to incur net losses for the foreseeable future. As of December 31, 2025, we had cash, cash equivalents and short-term bank deposits of $10.4 million. We believe that our existing cash, cash equivalents and bank deposits will be sufficient to fund our projected cash needs through the end of the first quarter of 2027. To meet future capital needs we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be available to us on favorable terms or at all. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition.

On July 25, 2025, we entered into the Sales Agreement with LifeSci Capital, LLC (LifeSci). Pursuant to the Sales Agreement, we may offer and sell, from time to time, ADSs having an aggregate offering price of up to $7,258,687 through LifeSci (the “LifeSci ATM Facility”). Sales of ADSs, if any, under the Sales Agreement will be issued and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-275002), as amended, and the prospectus contained therein, and will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the Sales Agreement, LifeSci will use its commercially reasonable efforts to sell the ADSs from time to time, based upon its instructions, including any price, time or size limits or other parameters or conditions that we may impose.

From August 1, 2025 through December 31, 2025, we sold 1,979,986 ADSs under the LifeSci ATM Facility at an average price of approximately $3.06 per ADS, resulting in net proceeds of approximately $5.8 million.

Current Outlook

We estimate that our current liquidity resources will allow us to execute our business plans through the end of the first quarter of 2027.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

 The following table sets forth the name and position of each of our executive officers and directors as of March 20, 2026:

Name	Age	Position
Executive Officers:
Adi Mor	44	Director, Chief Executive Officer and Chief Scientific Officer
Sigal Fattal	55	Chief Financial Officer
John Lawler	59	Chief Development Officer
Non-Employee Directors:
Nissim Darvish†(2)(3)	60	Chairman of the Board
Alan Moses†(1)	77	Director
Claude Nicaise†(1)	72	Director
Neil Cohen†(2)(3)	61	Director
Jill Quigley†(1)	50	Director

† Independent Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

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

John Lawler has served as our Chief Development Officer since April 2025, previously he served as our Senior Vice President of Global Medical Operations. Prior to joining Chemomab, Mr. Lawler served on the senior leadership team at Goldfinch Bio as Vice President, Clinical Operations and Data Management. Earlier, Mr. Lawler held a series of drug development positions of increasing responsibility at biopharmaceutical firms including Cephalon (acquired by Teva), Trevena, Viropharma (acquired by Shire), Botanix and Egalet. He participated in the successful development of numerous pharmaceutical products, including Cinqair®, Provigil® and Nuvigil®, among others. Earlier in his career, Mr. Lawler worked in emergency and transplant medicine. He earned a Bachelor of Science degree summa cum laude from Rosemont College

Directors

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

Alan Moses, MD, FACP has served on our Board since March 16, 2021. Dr. Moses is board certified by the ABIM with subspecialty certification in Endocrinology and Metabolism and is a Fellow of the American College of Physicians.  Dr. Moses served as a Director for BiomX/APT Inc from Oct 2020 through February 2026.  He also serves as Chair of the Board of Trustees of The diaTribe Foundation, a nonprofit located in San Francisco and as a member of the Board of Trustees of the Joslin Diabetes Center. Prior to that time, from 2008 to 2018, Dr. Moses served as the Global Chief Medical Officer of Novo Nordisk A/S (CPH: NOVO-B), a company he joined in 2004. Dr. Moses served as a Professor of Medicine at Harvard Medical School from 2002 to 2006, and in collaboration with MIT, he co-founded and co-directed the Clinical Investigator Training Program, which focused on training physician-scientists in translational research. Dr. Moses previously served as the Senior Vice President and Chief Medical Officer of the Joslin Diabetes Center from 1998 to 2004. Dr. Moses holds a BS from Duke University, North Carolina and an MD from Washington University School of Medicine, Missouri. He received additional postgraduate training at the National Institutes of Health and completed his endocrinology Fellowship at Tufts-New England Medical Center.

Claude Nicaise, MD has served on our Board since March 16, 2021. Dr. Nicaise is a physician with extensive U.S. and international experience in clinical drug development, strategic management, worldwide regulatory strategy, pharmaceuticals, biotechnology, including clinical cancer research, infectious diseases and neuroscience. Dr. Nicaise is the owner and founder of Clinical Regulatory Services, which provides consulting services to the life science and biotechnology industry in support of all aspects of clinical and regulatory development. Dr Nicaise serves on the board of Cassava Biosciences (NASDAQ: SAVA) since December 2023 and is currently the chairman of the board since September 2024. Since 2015, Dr. Nicaise has served on the board of directors and as the Chairman of the Compensation Committee of Sarepta Therapeutics, Inc. (NASDAQ: SRPT). Dr Nicaise also serve on the board of Gain Therapeutics (NASDAQ: GANX) and Mynoryx Therapeutics (private) since 2017. Prior to that time, from 2008 to 2014, Dr. Nicaise served as the Senior Vice President of Alexion Pharmaceuticals Inc. (NASDAQ: ALXN), and between 1984 and 2008, he held numerous senior management roles at Bristol Myers Squibb (NYSE: BMY). Dr. Nicaise holds an MD and a degree in Internal Medicine, Clinical Oncology, from Brussels University, Belgium.

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

Jill M. Quigley has served as a member of our Board since June 2022. Since December 2020, Ms. Quigley has served as a member of the board of directors of Terns Pharmaceuticals, Inc. (Nasdaq: TERN), including her role as chairperson of its audit committee. Ms. Quigley is currently serving as an Executive in Residence with JP Morgan Life Sciences Private Capital. From August 2024 through June 2025, she served as Chief Executive Officer of Genuiti Therapeutics. From November 2018 until December 2021, Ms. Quigley served as Chief Operating Officer of Passage BIO, Inc. (Nasdaq: PASG). Previously, she served as the Interim Chief Executive Officer and General Counsel of Nutrinia, Inc., from January 2016 to November 2018. From July 2012 to January 2016, Ms. Quigley served in various roles at Shire plc, most recently as Senior Legal Counsel. Ms. Quigley received her undergraduate degree in Communications, Legal Institutions, Economics & Governance (CLEG) from American University and J.D. from Rutgers School of Law.

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

Compensation of Directors and Executive Officers

 The aggregate compensation paid by us and our subsidiaries to our directors and executive officers, including share-based compensation expenses recorded in our financial statements, for the year ended December 31, 2025, was approximately $2.4  million (including $0.4 million in share-based compensation). This amount includes deferred or contingent compensation accrued for such year (and excludes deferred or contingent amounts accrued for during the year ended December 31, 2024 and paid during the year ended December 31, 2025). This amount includes amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and executive officers.

 During the year ended December 31, 2025, our directors and officers were granted options to purchase an aggregate of 1,761,680 ordinary shares (equal to 22,021 ADSs),  at a weighted average exercise price of $0.07 per share (equal to approximately $5.72 per ADS). In addition, 4,100,000 restricted ordinary shares (equal to 51,250 restricted ADSs) were granted to Executive Officers of the Company.

 The following is a summary of the salary expenses, bonus and social benefit costs of our five executive officers in 2025, or the “Covered Executives”. All amounts reported reflect the cost to us as recognized in our financial statements for the year ended December 31, 2025.

•	Adi Mor, Chief Executive Officer, Chief Scientific Officer and Director. Compensation expenses recorded in 2025 were $0.8 million in salary expenses and stock based compensation.

•	Sigal Fattal, Chief Financial Officer. Compensation expenses recorded in 2025 were $0.6 million in salary expenses and stock based compensation.

•	Jack Lawler, Chief Development Officer. Compensation expenses recorded in 2025 were $0.5 million in salary expenses and $62 thousand in social benefits.

 The salary expenses summarized above include the gross salary paid to the Covered Executives, severance and bonus. The benefit costs include the social benefits paid by us on behalf of the Covered Executives, contributions made by us to an insurance policy, pension fund or 401(K) fund.

 We also recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025, of $0.4 million.

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

Equity Incentive Plans

We maintain (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Plan and (iii) the 2015 Plan, which was assumed by our company from the Subsidiary upon the effectiveness of the Merger. At that time, outstanding options under the 2015 Plan became exercisable for such number of ADSs of our company (formerly known as Anchiano Therapeutics Ltd.) as was determined based on the exchange ratio in the Merger Agreement, with a reciprocal adjustment to exercise price. As of December 31, 2025, a total of 355,538 ADSs were reserved for issuance under the 2015 Plan, of which 48,692 ADSs had been issued pursuant to previous exercises options, and 166,523 ADSs were issuable under outstanding options and restricted shares ("RSAs"). Of such outstanding options and RSAs, options to purchase 116,668 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $19.03 per ADS.

As of December 31, 2025, a total of 288,267 ADSs were reserved for issuance under the 2017 Plan, of which 227,136 ADSs were issuable under outstanding options. Of such outstanding options, options to purchase 164,497 ADSs had vested and were exercisable as of that date, with a weighted average exercise price of $9.92 per ADS. No ADSs had been issued pursuant to previous exercises options.

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

•	Class I consists of Nissim Darvish and Jill Quigley, each with a term expiring at the 2028 annual meeting of shareholders.
•	Class II consists of Neil Cohen and Claude Nicaise, each with a term expiring at the 2026 annual meeting of shareholders.
•	Class III consists of Adi Mor and Alan Moses, each with a term expiring at the 2027 annual meeting of shareholders.

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

Our compensation policy was approved by our board of directors and shareholders and became effective in 2021.

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

As of December 31, 2025, we had 12 employees/consultants, including  6 with Ph.D. or M.D. degrees and including 6 who are engaged in research and development activities. We are dependent on our management and scientific personnel, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make ourselves an inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by labor unions or covered by collective bargaining agreements.

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

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2025, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 575,381,320 ordinary shares (equal to 7,192,267 ADSs) outstanding as of December 31, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain relationships and related party transactions.”

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned

Erik Otto (1)	385,000	5.4%
Directors and Executive Officers
Adi Mor (2)	254,043	3.5%
Sigal Fattal (3)	45,426	*
John Lawler (4)	30,461	*
Neil Cohen (5)	44,387	*
Nissim Darvish (6)	18,013	*
Alan Moses (7)	8,910	*
Claude Nicaise (8)	8,910	*
Jill Quigley (9)	7,657	*
All current executive officers and directors as a group (8 persons)	417,807	5.6%

* Less than one percent (1%)

(1)	Such amount as reported by Erik Otto in a Schedule 13G/A filed on February 10, 2026. The address of Erik Otto is 144 West Oakview Place, San Antonio, TX 78209.

(2)
Consists of (i) 87,197 ADSs owned directly by Dr. Mor, (ii) 50,059 ADSs owned by Dr. George, (Dr. Mor’s spouse), (iii) 108,356 options issued to Dr. Mor, issuable upon the exercise of options within 60 days of the date hereof, and (iv) 8,431 options to purchase 8,431 ADSs issued to Dr. George, (Dr. Mor’s spouse) issuable upon the exercise thereof within 60 days of the date hereof.

(3)	Includes 14,484 ADSs, and 30,942 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(4)	Includes 3,671 ADSs, and 26,790 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(5)	Includes 35,305 ADSs, and 9,082 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(6)	Includes 300 ADSs, and 17,713 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(7)	Represents 8,910 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(8)	Represents 8,910 ADSs issuable upon the exercise of options within 60 days of the date hereof.

(9)	Represents 7,657 ADSs issuable upon the exercise of options within 60 days of the date hereof.

Significant Changes in Ownership

Each of OrbiMed Israel BioFund GP Limited Partnership (according to a Schedule 13D/A filed with the SEC on June 23, 2025), Sphera Funds Management Ltd. (according to a Schedule 13G/A filed with the SEC on April 10, 2025), and Rivendell Investments 2017-9 LLC (according to a Schedule 13G/A filed with the SEC on February 17, 2026), ceased holding 5% or more of our share capital on a beneficial ownership basis. To our knowledge, except for the foregoing and other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

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

The Repurchase Agreement. As previously reported in our Registration Statement on Form S-4 (File No. 333-252070), filed with SEC on January 13, 2021 and declared effective by the SEC on February 10, 2021, Chemomab Ltd. filed an application with the Israel Tax Authority for a tax ruling (the “Tax Ruling”) in connection with the Merger, pursuant to which certain of Chemomab Ltd.’s shareholders were entitled to defer an immediate Israeli tax liability resulting from the exchange of shares that otherwise would have been deemed a sale. The deferral of the aforementioned tax liability is set to lapse on March 16, 2023, which is the two-year anniversary of the closing date of the Merger. Dr. Adi Mor, co-founder of Chemomab Ltd. and both our Chief Scientific Officer and a Class III director, and Professor Kobi George, co-founder of Chemomab Ltd. (together with Dr. Adi Mor, the “Co-Founders”), will be required to pay a substantial tax liability to the Israeli Tax Authority upon the expiration date of the deferral period. In order to pay this tax liability, the Co-Founders had to sell part of their holdings in the Company. In light of the foregoing, we elected to enter into a share purchase agreement (the “Repurchase Arrangement”) with the Co-Founders whereby we agreed, subject to the requisite court approval required under Section 303(a) of the Companies Law, which we received on November 14, 2022, to repurchase up to 145,506 of our ADSs owned by the Co-Founders, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase. Accordingly, on November 16, 2022, we repurchased the entire amount of 145,506 ADSs from the Co-Founders at a price of $8.34 and for total consideration of approximately $1,218,000.

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

•
Sales Agreement by and between Chemomab Ltd. and LifeSci Capital, LLC, dated July 25, 2025 (as filed with the SEC on July 25, 2025 as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein).

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

E.  Taxation

Israeli Tax Considerations

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The standard corporate tax rate in 2025 was 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technological Enterprise”, or a “Special Preferred Technological Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Real Capital Gain accrued by individuals from the sale of our shares should generally be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2025).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2025, excluding surtax as discussed below) unless contrary provisions in a relevant tax treaty apply.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the composition of our income, and the composition and value of our assets, in 2025, we believe that we were a PFIC for the taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations we cannot provide any assurance regarding our PFIC status and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. In particular, our status as a PFIC in current or any future tax year is uncertain because, among other things, (i) we currently may own a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” or QEF election to include in income its share of the corporation’s income on a current basis. If a U.S. Holder has made a qualified electing fund, or QEF election covering all taxable years during which the holder holds ordinary shares and in which we are a PFIC, distributions and gains will not be taxed as described above. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income (i) the holder’s pro rata share of ordinary earnings as ordinary income or (ii) the holder’s pro rata share of the net capital gain as capital gain, regardless of whether such earnings or gain have in fact been distributed, for each taxable year that the entity is classified as a PFIC. Income inclusions may exceed the amount of any distributions, which may be zero for any taxable year. If a U.S. Holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the holder’s income. If a U.S. Holder has made a QEF election with respect to its ordinary shares, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such ordinary shares will constitute capital gain or loss. In addition, if a U.S. Holder makes a timely QEF election, our ordinary shares will not be considered shares in a PFIC in years in which we are not a PFIC, even if the U.S. Holder had held ordinary shares in prior years in which we were a PFIC.

U.S. Holders should consult their tax advisors regarding making QEF elections in their particular circumstances. If a U.S. Holder does not make and maintain a QEF election for the U.S. Holder’s entire holding period for our ordinary shares by making the election for the first year in which the U.S. Holder owns our ordinary shares (and for which we are a PFIC), the U.S. Holder will be subject to the adverse PFIC rules discussed above unless the U.S. Holder can properly make a “purging election” with respect to our ordinary shares in connection with the U.S. Holder’s QEF election. A purging election may require the U.S. Holder to recognize taxable gain on the U.S. Holder’s ordinary shares.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS.

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

As of December 31, 2025, we had $10.4 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2024 and 2025. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our functional currency is the U.S. Dollar. We are exposed to foreign exchange rate risk. We are located in Israel, where part of our general and administrative expenses costs is incurred in New Israeli Shekels. During each of the years ended December 31, 2025, and 2024, we recognized foreign currency transaction gain of $125 thousand and $9 thousand, respectively, respectively. These foreign currency transaction gains were recorded in financial expenses. We believe that a 10% change in the exchange rate between the U.S. Dollar and New Israeli Shekel would not have a material impact on our financial position or results of operations.

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

The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS will represent ordinary shares (or a right to receive eighty (80) ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting at December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on that assessment under those criteria, management determined that, as of December 31, 2025, our internal control over financial reporting was effective.

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

We granted no waivers under our Code of Ethics and Conduct in 2025.

Item 16C. Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel, PCAOB ID 1057, has served as our independent registered public accounting firm for the years 2025, 2024 and 2023. The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2025, 2024 and 2023 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year ended December 31,
	2025	2024	2023
	(in thousands)
Audit Fees	$226	$180	$233

Audit-Related Fees	-	-	-

Tax Fees	7	5	4

All Other Fees	-	-	-

Total	$233	$185	$237

Audit Fees

Audit fees for the years ended December 31, 2025, 2024 and 2023 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Tax Fees

Tax fees for the years ended December 31, 2025, 2024 and 2023, refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

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

Item 16K.  Cybersecurity Risk Management, Strategy and Board Oversight

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

1.1
Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Registrant’s annual report on Form 20-F for the year-ended December 31, 2024, filed with the SEC on April 4, 2025)

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

4.3+
2011 Incentive Plan for Employees, Officers and Consultants (previously filed as Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein).

4.4+
2017 Equity-Based Incentive Plan (previously filed as Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-229155) as filed with the SEC on January 7, 2019 and incorporated by reference herein).

4.5+
Chemomab Ltd. 2015 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form S-4 (SEC file number 333- 252070), filed with the SEC on January 13, 2021)

4.6+
Tel-Aviv Souraski Medical Center (TASMC) License Agreement between Chemomab Ltd. and the Medical Research, Infrastructure, Health Services Fund of the Tel Aviv Souraski Medical Center., dated December 1, 2011, as amended on May 9, 2013 (incorporated by reference to Exhibit 10.8 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.7+
CMC Collaboration Agreement between Chemomab Ltd. and CMC ICOS Biologics, Inc., dated June 7, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 10, 2021)

4.8
Controlled Equity OfferingSM Sales Agreement, dated April 30, 2021, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2021)

4.9+
Employment Agreement, dated September 1, 2021, by and between Chemomab Therapeutics, Inc. and Dale Pfost (incorporated by reference to Exhibit 10.9 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.10+
Employment Agreement, dated November 8, 2021, by and between Chemomab Therapeutics, Inc. and Donald Marvin (incorporated by reference to Exhibit 10.10 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.11+
Consulting Agreement, dated April 18, 2022, by and between Chemomab Ltd. and Dr. Adi Mor (incorporated by reference to Exhibit 10.11 to the Registrants registration statement on Form S-1 filed with the SEC on January 13, 2023)

4.12
Sales Agreement, dated October 16, 2023, by and between the Registrant and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.2 of the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 16, 2023)

4.13
Securities Purchase Agreement by and between the Company and the Purchasers, as identified therein, dated July 25, 2024 (as filed with the SEC on July 25, 2024 as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein)

4.14
Sales Agreement, dated July 25, 2025, by and between the Registrant and  LifeSci Capital, LLC (incorporated by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s annual report on Form 10-K for the year-ended December 31, 2021, filed with the SEC on March 30, 2022)

11.1
Amended Insider Trading and Blackout Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s annual report on Form 20-F for the year-ended December 31, 2024, filed with the SEC on April 4, 2025)

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

CHEMOMAB THERAPEUTICS LTD.

Date: March 23, 2026	By:	/s/ Adi Mor
	Name:	Adi Mor
	Title:	Chief Executive Officer

Chemomab Therapeutics Ltd.
and its subsidiaries

Consolidated Financial Statements
As of December 31, 2025

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Financial Statements as of December 31, 2025

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors,
Chemomab Therapeutics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chemomab Therapeutics Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1C to the consolidated financial statements, the Company has incurred accumulated losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
March 23, 2026

© 2023 KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Chemomab Therapeutics Ltd. and its subsidiaries
Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

		December 31,	December 31,
	Note	2025	2024
Assets

Current assets
Cash and cash equivalents	3	7,564	6,071
Short-term bank deposit		2,802	8,195
Restricted cash		-	76
Other receivables and prepaid expenses	4	3,059	1,698

Total current assets		13,425	16,040

Non-current assets
Long-term prepaid expenses		211	385
Property and equipment, net	5	176	250
Operating lease right-of-use assets	6	-	289

Total non-current assets		387	924

Total assets		13,812	16,964

Current liabilities
Trade payables		485	633
Accrued expenses [2]		337	1,536
Employee and related expenses [1]		656	934
Operating lease liabilities	6	-	115

Total current liabilities		1,478	3,218
Non-current liabilities
Non-current operating lease liabilities	6	-	209
Total non-current liabilities		-	209
Commitments and contingent liabilities	7
Total liabilities		1,478	3,427

Shareholders' equity	8
Ordinary Shares no par value - Authorized: 4,650,000,000 as of December 31, 2025, and December 31, 2024.
Issued and outstanding: 575,381,320, and 377,132,220 Ordinary shares of December 31, 2025 and 2024, respectively (*)		-	-
Additional paid-in capital		123,952	116,160
Accumulated deficit		(111,618)	(102,623)

Total shareholders’ equity		12,334	13,537

Total liabilities and shareholders’ equity		13,812	16,964

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.

[1] Includes balances due to related parties of $458 thousand and $531 thousand as of December 31, 2025 and 2024, respectively. See Note 12.

[2] Includes balances due to related parties of $74 thousand and $75 thousand as of December 31, 2025 and 2024, respectively. See Note 12.

____________________________ Chief Executive Officer and Director	__________________ Chief Financial Officer

Date of approval of the financial statements: March 23, 2026

The accompanying notes are an integral part of the consolidated financial statements.

 Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Operations for the years ended

In USD thousands (except share and per share amounts)

		December 31,	December 31,	December 31,
	Note	2025	2024	2023
Operating expenses

Research and development [1]	9	5,833	11,327	18,381

General and administrative [2]	10	3,734	3,412	7,078

Total operating expenses		9,567	14,739	25,459

Financing income, net		(572)	(794)	(1,238)

Loss before income taxes		8,995	13,945	24,221

Income Tax expenses	11	-	-	-

Net loss for the year		8,995	13,945	24,221

Basic and diluted loss per Ordinary Share	13	0.018	0.039	0.103

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	13	510,227,715	359,048,638	234,998,859

[1] Includes expenses related to related parties of $1,014 thousand, $1,228 thousand and $1,324 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 12.

[2] Includes expenses related to related parties of $1,312 thousand, $1,237 thousand and $3,069 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 12.

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

In USD thousands (except share amounts)

	Ordinary Shares (**)		Treasury Shares		Additional Paid In Capital		Accumulated Deficit	Total Shareholders’ Equity
	Number	USD	Number	USD	USD		USD	USD
Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260		(63,819)	36,223
Share-based compensation	-	-	-	-	1,491		-	1,491
Issuance of shares, net of issuance costs	51,458,000	-	-	-	2,924		-	2,924
Sale of treasury shares at cost	-	-	11,640,460	1,218	-		(638)	580
Net loss for the year	-	-	-	-	-		(24,221)	(24,221)
Balance as of December 31, 2023	284,094,700	-	-	-	105,675		(88,678)	16,997

Balance as of January 1, 2024	284,094,700	-	-	-	105,675		(88,678)	16,997
Share-based compensation	-	-	-	-	617		-	617
Issuance of shares and pre-funded warrants, net of issuance costs	93,037,520	-	-	-	9,868		-	9,868
Net loss for the year	-	-	-	-	-		(13,945)	(13,945)
Balance as of December 31, 2024	377,132,220	-	-	-	116,160		(102,623)	13,537

Share-based compensation	-	-	-	-	623		-	623
Exercise of Prefunded warrants	16,194,340	-	-	-	(*	)	-	(* )
Exercise of Options	1,883,120	-	-	-	12		-	12
Issuance of shares, net of issuance costs	180,171,640	-	-	-	7,157		-	7,157
Net loss for the year	-	-	-	-	-		(8,995)	(8,995)
Balance as of December 31, 2025	575,381,320	-	-	-	123,952		(111,618)	12,334

(*)   Less than 1 thousand
(**) 1 American Depositary Share (ADS) represents 80 Ordinary Shares.
The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Consolidated Statements of Cash flows for the year ended

In USD thousands

	December 31,	December 31,	December 31,
	2025	2024	2023
Cash flows used in operating activities
Net loss for the year	(8,995)	(13,945)	(24,221)

Adjustments for operating activities:
Depreciation	70	53	67
Capital Loss	7	-	-
Share-based compensation [3]	623	617	1,491
Change in other receivables and prepaid expenses	(1,143)	(487)	903
Change in trade payables	(177)	117	(1,172)
Change in accrued expenses [2]	(1,202)	(1,887)	45
Change in employees and related expenses [1]	(278)	111	(737)
Change in operating leases	(35)	35	13
Net cash used in operating activities	(11,130)	(15,386)	(23,611)

Cash flows from investing activities
Decrease in short-term deposits	5,393	2,297	15,882
Proceeds from sale of property and equipment	*	-	-
Purchase of property and equipment	(3)	-	(3)
Net cash provided by investing activities	5,390	2,297	15,879

Cash flows from financing activities
Exercise of options	12	-	-
Sale of treasury share	-	-	580
Issuance of shares net of issuance costs	7,145	9,868	2,924
Net cash provided by financing activities	7,157	9,868	3,504

Change in cash, cash equivalents and restricted cash	1,417	(3,221)	(4,228)

Cash, cash equivalents and restricted cash at beginning of the year	6,147	9,368	13,596

Cash, cash equivalents and restricted cash at end of the year	7,564	6,147	9,368

Supplementary cash flows information:

A. Cash paid and received during the year for:
Income taxes received	-	-	187
Interest received	610	814	1,463

 B.          Significant non- cash transaction:

Right-of-use asset recognized with corresponding lease liability	-	-	392
Receivables on account of shares issued, net	44	-	-
Issuance costs not paid in cash	32	-	-

(*)   Less than 1 thousand

[1] Includes changes in balances due to related parties of ($73) thousand and $41 thousand for the years ended December 31, 2025 and 2024, respectively. See Note 12.
[2] Includes changes in balances due to related parties of ($1) thousand and $1 thousand for the years ended December 31, 2025 and 2024, respectively. See Note 12.
[3] Includes expenses related to related parties of $389 thousand, $427 thousand and $1,304 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. See Note 12.

The accompanying notes are an integral part of the consolidated financial statements.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 1 - General

A.
Chemomab Therapeutics Ltd. (hereinafter - "the Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in  Tel Aviv, Israel.

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

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. However, the Company has incurred accumulated losses from operations as of December 31, 2025 of approximately $112 million and negative cash flows from operating activities in 2025 of $11.1 million with currently no products approved for sale.

As of December 31, 2025, the Company had cash, cash equivalents, and short-term deposits of $10.4 million. The Company’s current cash resources are sufficient to meet its planned expenditures through the end of the first quarter of 2027. These conditions raise substantial doubt about its ability to continue as a going concern. The Company will be required to raise additional funds to support its operations and continue as a going concern. While management believes that the Company can raise additional funds, there can be no assurance that these efforts will be successful or sufficient.

The financial statements do not include any adjustments that might result from the outcome of this raise.

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

Notes to the Financial Statements as at December 31, 2025

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

Bank deposits with original maturities exceeding three months but less than one year are classified as part of short-term investments. These deposits are recorded at cost, which approximates their market value, including accrued interest. Interest earned on these deposits is recognized as financial income. As of December 31, 2025, the range of interest rates paid on these deposits was between 4.15% and 4.26% (2024: between 4.24% and 5.75%).

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

Notes to the Financial Statements as at December 31, 2025

Note 2 - Summary of Significant Accounting Policies (cont’d)

H.	Impairment of long-lived assets

The Company’s property and equipment are reviewed for impairment in accordance with ASC 360, “Property and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. During the periods ended December 31, 2025, 2024 and 2023, no impairment losses have been recorded.

I.	Research and Development

Research and development costs are charged to operations as incurred. Most of the research and development expenses are for subcontractors and salaries.

J.	Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and carryback availability.

If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the income tax expense.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

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

The carrying amounts of cash and cash equivalents, short-term deposits, trade payables, other receivables, and prepaid expenses approximate their fair value due to the short-term maturity of such instruments. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels occurred during the periods presented.

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

Notes to the Financial Statements as at December 31, 2025

Note 2 - Summary of Significant Accounting Policies (cont’d)

N.	Severance pay

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. This plan has been accounted for as a defined contribution plan. Severance costs amounted to approximately $42 thousand, $50 thousand, and $86 thousands for the year ended December 31, 2025, 2024 and 2023, respectively.

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

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

P.	Leases

Under Topic 842, the Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the present value of the remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be at the commencement date. The incremental borrowing rate used was 9% in 2024 and 2023. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

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

Notes to the Financial Statements as at December 31, 2025

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

T.
Reclassifications

The Company has reclassified certain amounts relating to its prior period results to conform to its current period presentation. These reclassifications have not changed the results of operations of prior periods.

U.
Newly issued and recently adopted accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires disaggregated information about the effective tax rate reconciliation and taxes paid, including additional information on taxes paid that meet a quantitative threshold. The guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted the guidance for the reporting period ending December 31, 2025 on a prospective basis and the guidance did not have a material impact on the Company's consolidated financial statements. Refer to Note 11 for additional information.

V.	Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently assessing the effect of this ASU.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 2 - Summary of Significant Accounting Policies (cont’d)

In December 2025, the FASB issued ASU 2025-10 Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, presentation and disclosure requirements for government grants received by business entities, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting, Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

Note 3 - Cash and Cash Equivalents

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
In USD	6,833	5,545
In NIS	156	525
In other currencies	575	1

	7,564	6,071

Note 4 - Other Receivables and Prepaid Expenses

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
Government institutions	151	263
Prepaid expenses	2,864	1,435
Receivable from sale of ADSs	44	-

	3,059	1,698

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 5 - Property and Equipment, Net

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
Cost:
Computers	60	68
Furniture and equipment	16	33
Laboratory equipment	397	400
Website development	14	14
Leasehold improvements	-	14
	487	529
Less - accumulated depreciation	(311)	(279)

	176	250

Depreciation expense recognized by the Company amounted to $70, $53 and $67 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 6 - Leases

On May 10, 2020, the Company entered into a lease agreement for office and laboratory space in Atidim Park, Tel Aviv. In October 2021, the lease was amended and the Company relocated to a larger space in the same location for a three-year term through October 2024. In September 2024, the lease was extended through October 2027. The annual lease and management fees were approximately $112 thousand. In 2023, a bank guarantee of approximately $76 thousand was issued to the lessor.

The lease was accounted for as an operating lease in accordance with ASC 842. Right-of-use (“ROU”) assets are presented as “Operating lease right-of-use assets,” and the related liabilities are presented as current and non-current operating lease liabilities in the Consolidated Balance Sheets.

Based on the present value of the lease payments, the Company recognized operating ROU assets and corresponding lease liabilities of approximately $392 thousand in December 2023. As of December 31, 2024 and 2023, the operating ROU asset balances were approximately $289 thousand and $392 thousand, respectively, and the related lease liabilities were approximately $324 thousand and $392 thousand, respectively. The Company used an incremental borrowing rate of 9% in determining the present value of lease payments.

On September 30, 2024, the Company signed an addendum granting the company an early termination option exercisable upon 120 days’ notice, effective January 1, 2025. In April 2025, the Company  exercised this option, and the lease was terminated in August 2025.

Upon exercise of the early termination option and termination of the lease in August 2025, the Company derecognized the related operating ROU asset and operating lease liability. Any difference between the carrying amounts of the ROU asset and the lease liability at the termination date was recognized in profit or loss.

In September 2025, the Company entered into a new lease agreement for office space in Tel Aviv. As the lease term is less than 12 months, the Company elected to apply the short-term lease recognition exemption under ASC 842. Accordingly, the lease is not recognized as a right-of-use asset and lease liability in the Consolidated Balance Sheets, and lease payments are recognized as lease expense on a straight-line basis over the lease term.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

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

In addition, with respect to each Licensed Product (as defined therein), Chemomab has agreed to pay the Fund the following non-refundable, non-creditable amounts:

(a)
$100 thousands upon submission of a New Drug Application (“NDA”), Biological License Application (“BLA”) or equivalent for each Licensed Product to the United States Food and Drug Administration (“FDA”), $100 thousands upon submission of a similar application for each

(b)
Licensed Product to an equivalent foreign regulatory agency in Europe and one hundred thousand dollars upon submission of a similar application for each Licensed Product to an equivalent foreign regulatory agency in Asia. Payment in the aggregate shall not be more than $300 thousands per Licensed Product, provided that for each jurisdiction, payment shall be made only once.

(c)
$200 thousands upon the grant of FDA or equivalent agency marketing approval in Europe and/or Asia for each Licensed Product. Payment in the aggregate shall not be more than $600 thousand per Licensed Product, provided that for each jurisdiction, payment shall be made only once.

As of December 31, 2025, no payments were made to the Fund.

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

As of December 31, 2025 none of the above occurred and as such, no commitment exists.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 7 - Commitments and Contingent Liabilities (cont’d)

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

Chemomab did not receive any grants from the IIA in the years ended December 31, 2025, 2024 and 2023.

Since Chemomab’s incorporation through December 31, 2025, Chemomab received $1,227 thousands from the IIA, which was recognized as a reduction of research and development expenses.

The Company is currently evaluating the impact of ASU 2025-10, Accounting for Government Grants Received by Business Entities (see Note 2U), on the accounting treatment and related disclosures of grants received from the Israel Innovation Authority.

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

During 2025, 2024 and 2023, Chemomab recorded expenses related to the above agreements in the amounts of $1,018 thousand, $418 thousands and $4,832 thousand, respectively. The expenses were recorded under research and development expenses.

In addition, during the years ended December 31, 2025 and 2024, the Company paid approximately $2,432 thousand and $968 thousand respectively, in connection with the above agreements. These amounts were recorded as advances to the Subcontractor in respect of services not yet rendered as of the respective balance sheet dates and are presented as prepaid expenses and other current assets in the Consolidated Balance Sheets.

D.
As of December 31, 2024 , the bank imposed a restriction on a bank deposit in the amount of $76 thousand for the purpose of securing lease payments under an office lease agreement. Following the termination of the lease agreement in August 2025, the restriction was removed during 2025.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 7 - Commitments and Contingent Liabilities (cont’d)

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

ADS Ratio Change

Effective August 2025, the Company changed the ratio of its American Depositary Shares (“ADSs”) to its Ordinary Shares from one ADS representing 20 Ordinary Shares to one ADS representing 80 Ordinary Shares (the “ADS Ratio Change”).

The ADS Ratio Change did not affect the number of the Company’s issued and outstanding Ordinary Shares or the its  shareholders’ equity. The change only affected the number of Ordinary Shares represented by each ADS.

All ADS amounts and per-ADS amounts presented in these consolidated financial statements have been retroactively adjusted to reflect the ADS Ratio Change as if it had occurred at the beginning of the earliest period presented.

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 8 - Share Capital (cont’d)

B.	Financing rounds and capital raise

1.
On March 15, 2021, the Company entered into Securities Purchase Agreements pursuant to which the Company sold 654,818 ADSs in a private placement transaction. The Private Placement closed on March 22, 2021. The Company also issued warrants to purchase up to 65,482 ADSs at an exercise price of $69.4 per ADS. The warrants will expire five years from the date of issuance and, if exercised in full, would provide proceeds of approximately $4.5 million.

2.
On April 30, 2021, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Cantor Fitzgerald & Co., ("Cantor"). According to the ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $75 million through Cantor or the ATM Agreement. From April 30, 2021, through December 31, 2022, the Company issued 174,952 ADSs at an average price of $91 per ADS under the ATM Agreement, resulting in gross proceeds of $15,917 thousand.

3.
On April 25, 2022, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to $18,125,000 of its ADSs in connection with the reactivation of the ATM Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities the Company is able to offer and sell under such registration statement to one-third of our unaffiliated public float. During the year ended December 31, 2022, the Company issued 32,626 ADSs at an average price of $8.44 per ADS under the ATM Agreement, resulting in gross proceeds of $275 thousand. During the year ended December 31, 2023, the Company issued 193,225 ADSs at an average price of $7.32 per ADS under the ATM Agreement, resulting in net proceeds of $1,371 thousand.

4.
On September 19, 2022, the Company entered  into a share purchase agreement (the “Repurchase Arrangement”) with Dr. Adi Mor, co-founder of Chemomab Ltd., then Chief Scientific Officer and a director of the Company and Professor Kobi George, co-founder of Chemomab Ltd. (together with Dr. Adi Mor, the “Co-Founders”), whereby the Company agreed, subject to the requisite court approval required under Section 303(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), which the Company received on November 14, 2022, to repurchase up to 145,506 of the Company's ADSs owned by the Co-Founders, for consideration not to exceed an aggregate amount of $2,500,000, depending on the market price of the ADSs at the time of any repurchase. Accordingly, on November 16, 2022, the Company repurchased  145,506 ADSs (the "Treasury Shares") from the Co-Founders at an average price of $8.34 and for total consideration of approximately $1,218 thousand.

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 8 - Share Capital (cont’d)

In October 2023, the Company entered into an At the Market Offering Agreement (the "Roth ATM Agreement") with Roth Capital Partners, LLC, (“Roth”). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,863,664 through Roth or the Roth ATM Agreement. The Company filed on November 3, 2023 a prospectus supplement as part of a registration statement on Form F-3 (File No. 333-275002). In November 2024, the Company filed a prospectus supplement that amended and supplemented the prospectus supplement, dated November 3, 2023. Under the November 2024 prospectus supplement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $8,626,564 through Roth.

From October 30, 2023, through December 31, 2025, the Company issued 847,912 ADSs at an average price of approximately $4.70 per ADS under the Roth ATM Agreement, resulting in net proceeds of $3,691 thousand. Of these amounts, approximately $1,343 thousand were raised during the year ended December 31, 2025. The Roth ATM Agreement was terminated by the Company in 2025.

6.
On July 25, 2024, the Company entered into Securities Purchase Agreements with existing and new investors of the Company (the "Purchasers"), pursuant to which the Company agreed to sell $10.0 million of its ADSs in a private placement transaction, (or "The Private Placement"). The Private Placement closed on July 30, 2024, at which time the Company sold to the Purchasers 1,037,217 ADSs together with pre-funded warrants to purchase up to 987,075 ADSs at an exercise price of $0.0004 per ADS, resulting in net proceeds of $9,071 thousand. The Pre-Funded Warrants were classified as equity, since the warrants are not considered as an ASC 480 liability, are indexed to the Company’s own Ordinary share, and meet all the equity classification conditions pursuant to ASC 815-40. Private Placement did not include any warrant coverage or other dilutive terms.

7.
In July 2025, the Company entered into a Sales Agreement with LifeSci Capital, LLC, pursuant to which it may offer and sell, from time to time, American Depositary Shares (“ADSs”), each representing 80 ordinary shares, in an at-the-market offering (“ATM Offering”) for aggregate gross proceeds of up to $7.26 million. The Company is not obligated to sell any ADSs under the Sales Agreement, which may be terminated by either party in accordance with its terms.

From August 1, 2025, through December 31, 2025, the Company issued 1,979,986 ADSs at an average price of approximately $3.06 per ADS under the LifeSci ATM Agreement, resulting in net proceeds of $5,814 thousand. Of such net proceeds, an amount of approximately $44 thousand was received subsequent to December 31, 2025 and was recorded as account receivable in 2025.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 8 - Share Capital (cont’d)

C.	Share-based compensation

(1)	Share-based compensation plan:

The Company maintains (i) the 2011 Share Option Plan (the “2011 Plan”), (ii) the 2017 Equity-Based Incentive Plan (the “2017 Plan”) and (iii) the Chemomab 2015 Share Incentive Plan (the “2015 Plan”).

As of December 31, 2025, a total of 28,443,060 of our Ordinary Shares (equal to 355,538 ADSs) were reserved for issuance under the 2015 Plan, of which 3,895,360 Ordinary Shares (equal to 48,692 ADSs) were issued pursuant to previous options exercise, and 13,321,840 Ordinary Shares (equal to 166,523 ADSs) were issuable under outstanding options and restricted shares ("RSAs"). Of such outstanding options and RSAs, options to purchase 9,335,040 Ordinary Shares (equal to 116,688 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.24 per Ordinary Share (or $19.03 per ADS). During the year ended December 31, 2025, options to purchase 125,040 Ordinary Shares (equal to 1,563 ADSs) were canceled.

During 2025 and 2024, the Company issued 5,870,980 and 6,443,900 restricted Ordinary Shares (equal to 73,387 and 80,549 restricted ADSs), respectively, under the 2015 Plan. Of the restricted Ordinary Shares issued in 2025, 1,433,120 (equal to 17,914 ADSs) were converted into Ordinary Shares and 810,400 (equal to 10,130 ADSs) were canceled during the year ended December 31, 2025.

As of December 31, 2025, a total of 23,061,380 of our Ordinary Shares (equal to 288,267 of our ADSs) were reserved for issuance under the 2017 Plan, of which 18,170,880 Ordinary Shares (equal to 227,136 ADSs) were issuable under outstanding options. Of such outstanding options, options to purchase 13,159,760 Ordinary Shares (equal to 164,497 ADSs) had vested and became exercisable as of that date, with a weighted average exercise price of $0.12 per Ordinary Share (or $9.92 per ADS). During the year ended December 31, 2025, options to purchase 4,744,480 Ordinary Shares (equal to 59,306 ADSs) were canceled.

(2)	The expenses that were recognized in the consolidated statements of operations for services received from employees and service providers are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Research and development	158	401	407
General and administrative	465	216	1,084

Total share-based compensation expenses	623	617	1,491

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 8 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

(3)	The number and weighted average exercise price of options are as follows:
	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2024	2024	2024	2023	2023	2023
Outstanding at January 1	0.16	29,873,100	5.99	0.33	35,191,540	7.42
Exercised	-	-	-	-	-	-
Forfeited	0.19	(667,820)	-	0.39	(20,373,620)	-
Granted	0.03	2,845,020	8.56	0.07	15,055,180	5.86

Outstanding at December 31	0.15	32,050,300	7.34	0.16	29,873,100	5.99

	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (in years)
	2025	2025	2025	2024	2024	2024
Outstanding at January 1	0.15	32,050,300	7.34	0.16	29,873,100	5.99
Exercised	0.03	(449,920)	-	-	-	-
Forfeited	0.11	(4,869,540)	-	0.19	(667,820)	-
Granted	0.06	4,761,880	9.30	0.03	2,845,020	8.56

Outstanding at December 31	0.14	31,492,720	6.71	0.15	32,050,300	7.34

(3)	The number of RSAs is as follows:

Number of RSAs
RSA	2025
Unvested at beginning of the year	6,443,900
Granted	5,870,980
Vested	(1,433,120)
Forfeited	(810,400)

Outstanding at December 31, 2025	10,071,360

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 8 - Share Capital (cont’d)

C.	Share-based compensation (cont’d)

4)	Fair value measurement:

The fair value of the options is measured at the grant date using the Black-Scholes Option pricing model and the assumptions used to calculate the fair value of the options are as follows:

2025 grants of Options
Weighted average share price (in U.S. dollar)(a)	0.05
Exercise price (in U.S. dollar)	0.06-0.08
Expected life of options (in years)(b)	5.44-5.5
Expected volatility(c)	96%-105.2%
Risk-free interest rate(d)	4.09%-4.19%
Dividend yield	0%

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

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 9 - Research and Development

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Consultants and subcontractors	3,640	7,994	14,014
Salaries and related expenses	1,848	2,715	3,362
Lease and maintenance	79	101	137
Share-based compensation	158	401	407
Other expenses	108	116	461
	5,833	11,327	18,381

Note 10 - General and Administrative

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Salaries, fees and related expenses	1,043	1,085	2,545
Professional services	1,239	1,115	2,139
Share-based compensation	465	216	1,084
Fees to directors	286	284	258
Directors' and officers' insurance	499	538	648
Lease and maintenance	60	50	81
Other expenses	142	124	323

	3,734	3,412	7,078

Note 11 - Income Taxes

A.	Tax rates

Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

Capital gain is subject to capital gain tax according to the corporate tax rate in the year the assets are sold.

The Company’s US subsidiary, Chemomab Therapeutics Inc. ("Chemomab Inc.) is taxed separately under the U.S. tax laws.

Chemomab Inc. is subject to a federal flat income tax rate of 21% and state income taxes as applicable.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 11 - Income Taxes (cont’d)

B.	Tax assessments

As of December 31, 2025, the Company’s tax assessments are considered final up to and including the following years: the tax assessment of Chemomab Ltd. for the year ended December 31, 2020, and the tax assessments of Chemomab Therapeutics Ltd. and Chemomab Therapeutics Israel Ltd. for the year ended December 31, 2019.

C.	Losses for tax purposes carried forward in future years

As of December 31, 2025 and 2024, the Company and its subsidiaries had net operating loss carryforwards of approximately $192 million and $176 million, respectively, which may be carried forward indefinitely to offset future taxable income, subject to applicable tax regulations in the relevant jurisdictions.

D.	Deferred taxes

In respect of:

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
Net operating loss carryforward	44,464	*40,755
Capital losses	3,271	-
Share-based compensation expense	374	351
Capitalized research and development costs	1,742	3,103
Other	8	10
Deferred tax assets	49,859	44,219
Less - valuation allowance	(49,859)	(44,219)

Net deferred tax assets, net of valuantion allowance	-	-

*This excludes capital losses of approximately $14,223 thousands for which the Company has recorded a full valuation allowance.

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 11 - Income Taxes (cont’d)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

The Company has established a valuation allowance to offset deferred tax assets as of December 31, 2025 and 2024 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

The Company realized a benefit of deferred tax assets in 2025 in the amount of $544 thousand which was offset by a valuation allowance.

E.	Roll forward of valuation allowance

USD thousands
Balance at December 31, 2022	$41,195
Currency translation Income	(3,295)
Increase in valuation allowance	5,571
Balance at December 31, 2023	$43,471
Currency translation Income	(2,459)
Increase in valuation allowance	3,207
Balance at December 31, 2024	44,219
Increase in valuation allowance for capital losses	3,271
Increase in valuation allowance	2,916
Decrease in valuation allowance	(547)
Net increase during the year	5,640
Balance at December 31, 2025	49,859

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 11 - Income Taxes (cont’d)

F.	Reconciliation of theoretical income tax expense to actual income tax expense

A reconciliation of the Company’s theoretical income tax expense at the Israeli statutory income tax rate, the income tax rate in our country of tax domicile, to actual income tax expense is as follows:

	2025 Amount	%
Israeli statutory income tax rate	(2,069)	23.0%
Nontaxable income or nondeductible expenses:
Share-based compensation	120	(1.3)%
Other	5	(0.1)%
Change in valuation allowance	2,297	(25.5)%
Other	(344)	3.8%

Foreign tax effects	(9)	0.1%

Actual income tax expenses	-	0.0%

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands

Loss before income taxes	(13,945)	(24,221)
Statutory tax rate	23%	23%
Theoretical tax benefit	(3,207)	(5,571)

Change in temporary differences for which deferred taxes were not recognized	858	(1,177)
Tax rate differential	9	10
Non-deductible expenses	148	346
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	2,192	6,392
Actual income tax expense (Benefit)	-	-

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 11 - Income Taxes (cont’d)

G.	Income (Loss) Before Income Taxes by Jurisdiction

In respect of:

	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Israel	(9,035)	(13,925)	(23,534)
Foreign	40	(20)	(687)

Total	(8,995)	(13,945)	(24,221)

H.	Accounting for uncertainty in income taxes

As of December 31, 2025, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to income taxes as a component of income tax expense.

Note 12 - Related Parties Balances and Transactions

A.	Balances with Related Parties:

The following Related Party payables are included in the consolidated Balance Sheets:

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
Employees and related expenses	458	531
Accrued expenses	74	75
	532	606

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 12 - Related Parties Balances and Transactions (cont’d)

B.	Transactions with Related Parties:
The following transactions with related parties are included in the consolidated Statements of Operations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Salaries and related expenses	1,615	1,718	2,795
Share-based compensation	389	427	1,304
Professional Services	286	284	258
Research and development	36	36	36
	2,326	2,465	4,393

Note 13 - Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share is computed by dividing the net loss available to common stockholders by the weighted-average number of ordinary shares outstanding. Diluted net loss per share is computed similarly to basic net loss per share except that the denominator is increased to include the number of additional ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Diluted net loss per share is the same as basic net loss per share of ordinary share, as the effect of potentially dilutive securities is antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	In USD thousands, except share and per share data
Numerator:
Net loss	8,995	13,945	24,221

Denominator:
Weighted-average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	510,227,715	359,048,638	234,998,859

Net loss per share attributable to ordinary shareholders, basic
and diluted	0.018	0.039	0.103

Chemomab Therapeutics Ltd. and its subsidiaries

Notes to the Financial Statements as at December 31, 2025

Note 13 - Net Loss Per Share Attributable to Ordinary Shareholders (cont’d)

The potential number of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented since including them would have been anti-dilutive are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	Number of shares

Outstanding options to purchase ordinary shares and RSAs	41,564,080	38,494,200	29,873,100

Note 14 – Subsequent event

On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. On March 1, Hezbollah in Lebanon joined the attacks against Israel. As a result, the Israeli government imposed restrictions on opening of non-essential places of business, and announced recruitment of military reserves. As of the date of these consolidated financial statements, the potential impact of these developments is difficult to predict, as such are the economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended December 31, 2025.